05008921

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC North-West Telecom

*CURRENT ADDRESS 14/26, ul. Gorokhovaya
(26, ul. Bolshaya Morskaya)
St. Petersburg, 191186 Russia

**FORMER NAME Open Joint Stock Co. Petersburg Telephone Network

**NEW ADDRESS

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FILE NO. 82- 5197 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: ERS

DAT : 6/14/05

Северо-Западный Телеком

(EXTRAORDINARY)
JOINT GENERAL MEETING OF SHAREHOLDERS
OF THE NORTH-WEST TELECOM OPEN JOINT STOCK COMPANY

FEBRUARY 14TH, 2003

(SET OF MATERIALS)

CONTENTS:

1. NOTICE OF THE MEETING

OF THE NORTH-WEST TELECOM OPEN JOINT STOCK COMPANY
26 ul. B. Morskaya, St. Petersburg 191186

Dear Shareholder,

The North-West Telecom Open Joint Stock Company hereby informs you of an (extraordinary) joint General Meeting of Shareholders in the format of joint attendance of Shareholders (hereafter "the Meeting") to be held on February 14, 2003 at 13:00 (Moscow time) at 14 Sinopskaya nab., St. Petersburg.

The Shareholders will be registered from 10:00 (Moscow time), February 14, 2003 at the place of the Meeting.

Agenda of the Meeting:

1. **Premature termination of authority of the members of the Board of Directors of the Company, and election of a new Board of Directors of the Company.**
2. **Premature termination of authority of Alexander A. Sysoyev as General Manager of the Company, appointment of a new General Manager of the Company, and setting a term of his/her service.**
3. **Premature termination of authority of the members of the Auditing Committee of the Company, and election of a new Auditing Committee of the Company.**
4. **Approval of a new version of the Charter of the Company.**
5. **Approval of a new version of the Provisions on the General Meeting of Shareholders.**
6. **Approval of a new version of the Provisions on the Board of Directors of the Company.**
7. **Approval of a new version of the Provisions on the Managing Board of the Company.**
8. **Rewards and compensations to members of the Board of Directors of the Company.**
9. **Rewards and compensations to members of the Auditing Committee of the Company.**

The list of persons authorized to attend the Meeting has been prepared using the data of the Register of Holders of the Company's securities as of December 16, 2002.

Holders of the Company's ordinary shares have the right to vote all the items on the agenda of the Meeting.

The Shareholders may review the materials for the Meeting on business days from January 24, 2003, 10:00 till 16:00 (Moscow time), lunch break: 12:00 till 13:00, in Office 439 at 24 ul. Bolshaya Morskaya, St. Petersburg, or on the site www.nwtelecom.ru , or at the following addresses:

- 24 ul. Bolnichnaya (Office 37), Kaliningrad (Kaliningrad Oblast Elektrosviaz, subsidiary of OJSC NWT), tel. (0112) 45-33-15
- 5 Oktiabrsky pr. (Office 12), Pskov (Pskov Oblast Elektrosviaz, subsidiary of OJSC NWT), tel. (8112) 16-54-90
- 2 ul. Ludogoscha, Veliky Novgorod (Novgorodtelecom, subsidiary of OJSC NWT), tel. (8162) 18-25-23
- 5 ul. Dzerzhinskogo, Petrozavodsk (Republic of Karelia Elektrosviaz, subsidiary of OJSC NWT), tel.(8142) 76-54-08
- 82-a pr. Lenina, Murmansk (Murmanskelektrosviaz, subsidiary of OJSC NWT), tel. (8152) 48-51-28
- 29 ul. Kommunistov, Cherepovets (Cherepovetselektrosviaz, subsidiary of OJSC NWT), tel. (8202) 51-90-65
- 4 Sovetsky pr. (Level 4), Vologda (Vologda Oblast Elektrosviaz, subsidiary of OJSC NWT), tel. (8172) 72-83-39
- 45 Troitsky pr. (Level 3, Office 320), Archangel (Archangel Oblast Artelecom, subsidiary of OJSC NWT), tel. (8182) 20-50-90.

A Shareholder (representative of a Shareholder) may personally attend the Meeting and vote the items on its agenda, or mail filled-in voting tickets marked "To the Shareholders & Securities Dept., OJSC NWT" to 26 ul. Bolshaya Morskaya, St. Petersburg, 191186, or to OAO Registrator-Sviaz at 15-A ul. Kalanchevskaya, Moscow, 107078. The deadline date for voting ticket filing is February 11, 2003.

A Shareholder arriving to be registered at, and participate in the Meeting, shall have available the voting tickets previously mailed thereto, and the following documents:

1. Natural person Shareholders: Passport. Shareholder's representative: Passport and a letter of attorney complying with the requirements of paragraph 1 (3) of Article 57 of the Federal Law on Corporations.
2. Representative of a legal entity Shareholder: Passport and a letter of attorney complying with the requirements of paragraph 1 (3) of Article 57 of the Federal Law on Corporations. Where the CEO of a company attends the Meeting, a document proving appointment/election of such person to the respective position shall be presented.

Voting tickets received by the Company two days in advance of the date of the Meeting shall be considered in assessing the quorum and summing up of the voting results. A voting ticket will only be deemed valid if only one of the possible alternatives for each voting is left in it. A voting ticket must be signed by the Shareholder in all cases. Any ticket that is not filled in will be deemed invalid.

The voting tickets signed on the basis of letters of attorney by representatives of persons authorized to participate in voting at the Meeting shall have attached letters of attorney. Where a letter of attorney is issued by way of transfer, such letter of attorney shall be notarized. The letters of attorney shall comply with the requirements of paragraph 1 (3) of Article 57 of the Federal Law on Corporations. Where the established procedure is not complied with, voting tickets signed by representatives acting by a letter of attorney will not be accepted.

ATTENTION!

Since January 2003, Shareholders Reception Rooms have been functioning at the locations of the Company's subsidiaries. At these, Shareholders of the Company will be offered a set of services, such as extended registration of proprietary rights to land, an extract from the Register of Shareholders, revision of the Shareholder's personal account, etc. The Shareholders Reception Rooms will be located at:

Item No.	Reception rooms for Shareholders at the Company's subsidiary location	Address	Telephone
1	Archangel Oblast Artelecom, subsidiary of OJSC NWT	45 Troitsky pr. (Level 3, Office 320), Archangel	Tel. (8182) 20-50-90
2	Murmanskelektrosviaz, subsidiary of OJSC NWT	82-a pr. Lenina, Murmansk	Tel. (8152) 48-51-28
3	Novgorodtelecom, subsidiary of OJSC NWT	2 ul. Ludogoscha, Veliky Novgorod	Tel. (8162) 18-25-23
4	Cherepovetselektrosviaz, subsidiary of OJSC NWT	29 ul. Kommunistov, Cherepovets	Tel. (8202) 51-90-65
5	Vologda Oblast Elektrosviaz, subsidiary of OJSC NWT	4 Sovetsky pr. (Level 4), Vologda	Tel. (8172) 72-83-39
6	Kaliningrad Oblast Elektrosviaz, subsidiary of OJSC NWT	24 ul. Bolnichnaya (Office 37), Kaliningrad	Tel. (0112) 45-33-15
7	Pskov Oblast Elektrosviaz, subsidiary of OJSC NWT	5 Oktiabrsky pr. (Office 12), Pskov	Tel. (8112) 16-54-90
8	Republic of Karelia Elektrosviaz, subsidiary of OJSC NWT	5 ul. Dzerzhinskogo, Petrozavodsk	Tel. (8142) 76-54-08

Any further information may be obtained from the above Reception Rooms, or from the Registrar, or from the Transfer Agent of the Registrar, or from the Issuer.

Registrar of the Company ZAO Registrator-Sviaz
Mail address: 15A ul. Kalanchevskaya (Mailbox 45), Moscow 107078
Telephone: (095) 975-36-05, 933-42-21

Transfer Agent of the Registrar OOO North-West Finance Company
Mail address: 26 1st Krasnoarmeiskaya ul., St. Petersburg 198005
Telephone: 251-63-45, 316-30-18.

Contact telephone: (812) 312 52 89, Shareholders and Securities Dept.
24 ul. B. Morskaya (Office 439), St. Petersburg 191186

2. INFORMATION ON THE NOMINEES FOR OJSC NWT BOARD OF DIRECTORS

to be elected at the joint (extraordinary) General Meeting of Shareholders February 14, 2003

Item No.	Nominee's name	Company and position	Nominated by	Written consent to election
1	Ankudinov, Dmitry Leonidovich	Vice-President, OOO Renaissance Capital	OAO Sviazinvest (374172243 voting shares)	given
2	Belov, Vadim Evgenievich	Deputy General Manager, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
3	Bilibin, Yury Alexandrovich	Aide to General Manager, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
4	Wilkening, Benjamin Stephan David	Executive Manager, AIG Brunswick Capital Management Ltd.	Stotter Limited (58182670 voting shares)	given
5	Gogol, Alexander Alexandrovich	President, St. Petersburg University of Telecommunications	OAO Sviazinvest (374172243 voting shares)	given
6	Yevseyev, Boris Viktorovich	Manager, AIG Brunswick Capital Management Ltd.	Fractor Investments Limited (26648680 voting shares)	given
7	Zabuzova, Elena Viktorovna	Deputy Gen. Manager – Manager, Business and Tariffs Policy Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
8	Ikonnikov, Alexander Vyacheslavovich	Director, Investors' Rights Protection Association, Chairman of the Board, Independent Directors' Association	Lindsell Enterprises Limited (35001391 voting shares)	given
9	Kuleshov, Eduard Yurievich	Investment Manager, AIG Brunswick Capital Management Ltd.	Fractor Investments Limited (26648680 voting shares)	given
10	Levkovsky, Dmitry Vladimirovich	Vice-President, NCH Advisors, Inc.	Lindsell Enterprises Limited (35001391 voting shares)	given
11	Mikhailov, Oleg Mikhailovich	Manager, Information Support Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
12	Petrova, Oksana Valerievna	Deputy Manager, Corporate Governance Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
13	Ragozina, Irina Mikhailovna	Manager, Corporate Governance Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
14	Rodionov, Ivan Ivanovich	Executive Manager, AIG Brunswick Capital Management Ltd.	Stotter Limited (58182670 voting shares)	given
15	Soldatenkov, Sergey Vladimirovich	Not specified	OAO Sviazinvest (374172243 voting shares)	given
16	Sysoyev, Alexander Abramovich	General Manager, OJSC North-West Telecom	OAO Sviazinvest (374172243 voting shares)	given
17	Yashin, Valery Nikolaevich	General Manager, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given

3. INFORMATION ON THE NOMINEES FOR OJSC NWT GENERAL MANAGER

for election at the joint (extraordinary) General Meeting of Shareholders
February 14, 2003

Item No.	Nominee's name	Company and position	Nominated by	Nominee's written consent to election
1	Sysoyev, Alexander Abramovich	General Manager, OJSC North-West Telecom	OAO Sviazinvest (374172243 voting shares)	given

4. INFORMATION ON THE NOMINEES FOR OJSC NWT AUDITING COMMITTEE

for election at the joint (extraordinary) General Meeting of Shareholders
February 14, 2003

Item No.	Nominee's name	Company and position	Nominated by	Written consent to election
1	Beliayev, Konstantin Vladimirovich	Chief Accountant, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
2	Greseva, Lyubov Alexandrovna	Chief Expert, Internal Audit and Economic Analysis Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
3	Kukina, Elena Alexandrovna	Chief Expert, Corporate Financing and Direct Investment Department, OJSC North-West Telecom	OAO Sviazinvest (374172243 voting shares)	given
4	Lang, Andrey Yakovlevich	Deputy Business and Finance Manager, OJSC North-West Telecom	Company's Board of Directors	given
5	Pravdina, Maria Leonidovna	Manager, Investment Department, OJSC North-West Telecom	Company's Board of Directors	given
6	Prokofieva, Irina Viktorovna,	Deputy Gen. Manager – Manager, Internal Audit and Economic Analysis Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
7	Fedorova, Natalia Vladimirovna	Chief Accountant, Pskov Oblast Elektrosviaz, subsidiary of OJSC North-West Telecom	Company's Board of Directors	given

5. DRAFT NEW VERSION OF THE CHARTER OF THE COMPANY

APPROVED BY
(extraordinary) joint General Meeting of Shareholders
of OJSC North-West Telecom
Minutes No. ___ of «__»___ 2002

Chairperson of the General Meeting of Shareholders

A. A. Sysoyev

CHARTER
of the North-West Telecom Open Joint Stock Company
(Version 02 - 03)

St. Petersburg
2003

Clause 1
General

1.1. The North-West Telecom Open Joint Stock Company (hereinafter referred to as "the Company"), previously named Petersburg Telephone Network Open Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of Shareholders dated 28.11.2001, Minutes No. 1), also known as Petersburg Telephone Network Open-Type Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of Shareholders dated 18.04.96, Minutes No. 1, to bring the name into compliance with the RF Civil Code and the Federal Law on Corporations) was established by the City Assets Management Committee of the Mayor's Office of St. Petersburg – Territorial Agency of the State Committee of Public Properties of the Russian Federation in its Resolution of February 10th, 1993.

The Company was incorporated by restructuring the State-owned communication and computer technologies enterprise named "Leningrad City Telephone Network, Red Banner Medal" in compliance with Decree No. 721 of the President of the Russian Federation "On Regulatory Actions for Conversion of State-Owned Enterprises and Voluntary Associations of State-Owned Enterprises into Incorporated Companies" dated 01.07.1992, and with other statutory enactments of the Russian Federation.

In accordance with the privatization plan approved on February 10, 1993 by the Chairman of the City Assets Management Committee of the Mayor's Office of St. Petersburg, the Company is the successor of all rights and liabilities of the State-owned Leningrad City Telephone Network, Red Banner Medal communication and computer technologies enterprise in respect of all liabilities to all of its creditors and debtors.

1.2. On the basis of the resolution passed by the General Meeting of Shareholders of OAO Petersburg Telephone Network of April 03, 2000, the Company was restructured in the form of takeover thereby of the St. Petersburg Long-Distance and International Telephone Open Joint Stock Company (OAO SPb MMT) and the St. Petersburg Telegraph Open Joint Stock Company (OAO SPT).

In accordance with:

- Cession Statement approved by the General Meeting of Shareholders of OAO St. Petersburg Long-Distance and International Telephone of March 31, 2000, Minutes No. 1/2000,

- Cession Statement approved by the General Meeting of Shareholders of OAO St. Petersburg Telegraph of March 30, 2000, Minutes No. 1-00,

The Company the successor of all rights and liabilities of OAO St. Petersburg Long-Distance and International Telephone and OAO St. Petersburg Telegraph in respect of all liabilities to all of their creditors and debtors.

1.3. On the basis of the resolution passed by the General Meeting of Shareholders of OAO Petersburg Telephone Network of November 28, 2001, the Company was restructured in the form of takeover thereby of the Artelecom Open Joint-Stock Company, Archangel Oblast (OAO Artelecom), Elektrosviaz Open Joint-Stock Company, Vologda Oblast (OAO Vologda Oblast Elektrosviaz), Elektrosviaz Open Joint-Stock Company, Kaliningrad Oblast (OAO Kaliningrad Oblast Elektrosviaz), Elektrosviaz Open Joint-Stock Company, the Republic of Karelia (OAO Republic of Karelia Elektrosviaz), Murmanelektrosviaz Open Joint-Stock Company (OAO Murmanelektrosviaz), Novgorodtelecom Open Joint-Stock Company (OAO Novgorodtelecom), Elektrosviaz Open Joint-Stock Company, Pskov Oblast (OAO Pskovelektrosviaz), and Cherepovetselektrosviaz Open Joint-Stock Company (OAO Cherepovetselektrosviaz).

In accordance with:

- Cession Statement of November 22, 2001 approved by the General Meeting of Shareholders of OAO Artelecom of November 22, 2001, Minutes No. 8,

- Cession Statement of November 21, 2001 approved by the General Meeting of Shareholders of OAO Vologda Oblast Elektrosviaz of November 21, 2001, Minutes No. 8,

- Cession Statement of November 23, 2001 approved by the General Meeting of Shareholders of OAO Kaliningrad Oblast Elektrosviaz of November 23, 2001, Minutes No. 1,

- Cession Statement of November 26, 2001 approved by the General Meeting of Shareholders of OAO Republic of Karelia Elektrosviaz of November 26, 2001, Minutes No. 10,

- Cession Statement of November 19, 2001 approved by the General Meeting of Shareholders of OAO Murmanelektrosviaz of November 19, 2001, Minutes No. 8,

- Cession Statement of November 21, 2001 approved by the General Meeting of Shareholders of OAO Novgorodtelecom of November 21, 2001, Minutes No. 8,

- Cession Statement of November 22, 2001 approved by the General Meeting of Shareholders of OAO Pskovelektrosviaz of November 22, 2001, Minutes No. 2,

- Cession Statement of November 20, 2001 approved by the General Meeting of Shareholders of OAO Cherepovetselektrosviaz of November 20, 2001, Minutes No. 2,

The Company the successor of all rights and liabilities of OAO Artelecom, OAO Vologda Oblast Elektrosviaz, OAO Kaliningrad Oblast Elektrosviaz, OAO Republic of Karelia Elektrosviaz, OAO Murmanelektrosviaz, OAO Novgorodtelecom, OAO Pskovelektrosviaz, OAO Cherepovetselektrosviaz in respect of all liabilities to all of their creditors and debtors.

The winding-up of OAO St. Petersburg Long-Distance and International Telephone was registered by the Chamber of Registrations, Administration of St. Petersburg, in Resolution No. 228239 dated December 28, 2000 as a result of its restructuring in the form of takeover by OAO Petersburg Telephone Network.

The winding-up of OAO St. Petersburg Telegraph was registered by the Chamber of Registrations, Administration of St. Petersburg, in Resolution No. 228240 dated December 28, 2000 as a result of its restructuring in the form of takeover by OAO Petersburg Telephone Network.

The winding-up of OAO Artelecom was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Archangel on October 31, 2002 under State Registration No. 2022900516747 as a result of its restructuring in the form of takeover by OJSC North-West Telecom..

The winding-up of OAO Vologda Oblast Elektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Vologda on October 31, 2002 under State Registration No. 2023500885384 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Kaliningrad Oblast Elektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Leningradsky District of Kaliningrad on October 31, 2002 under State Registration No. 2023900996601 as a result of its restructuring in the form of takeover by OJSC North-West Telecom..

The winding-up of OAO Republic of Karelia Elektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Petrozavodsk, Republic of Karelia, on October 31, 2002 under State Registration No. 2021000523652 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Murmanelektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Murmansk, Murmansk Oblast on October 31, 2002 under State Registration No. 2025100850784 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Novgorodtelecom was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Veliky Novgorod on October 31, 2002 under State Registration No. 2025300789050 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Pskovelektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Pskov, Pskov Oblast on October 31, 2002 under State Registration No. 2026000965308 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Cherepovetselektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Cherepovets, Vologda Oblast on October 31, 2002 under State Registration No. 2023541236079 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

Clause 2
Name and Place of Business of the Company

2.1. Full corporate name of the Company in Russian:

открытое акционерное общество «Северо-Западный Телеком».

2.2. Abbreviated corporate name of the Company in Russian:

ОАО «СЗТ».

2.3. Full corporate name of the Company in English:

OJSC North-West Telecom.

2.4. Abbreviated corporate name of the Company in English:

OJSC N. W. Telecom.

2.5. Place of business: St. Petersburg, Russia.

2.6. Postal address of the Company: 191186, St. Petersburg, ul. Gorokhovaya 14/26 (ul. Bolshaya Morskaya 26). Telephone: (812) 315 47 06. Fax: (812) 110 62 77.

Clause 3
Legal Status of the Company

3.1. By its type, the Company is a public limited company. The Company was established for an unlimited period of activity.

The legal status of the Company, the procedures of its activities, restructuring and winding up, and the rights and liabilities of the Company's Shareholders shall be regulated by the Civil Code of the Russian Federation, the Federal Law on Corporations, and other Federal Laws and statutory documents of the Russian Federation enacted by appropriate State authorities within their frame of reference, and by this Charter.

Subject to any future revisions of the effective laws of the Russian Federation, this Charter shall apply in its part that does not contradict their peremptory rules.

In matters not covered by this Charter, the Company shall be governed by the effective laws of the Russian Federation, and by other statutory documents enacted by appropriate State authorities within their frame of reference.

3.2. The Company is a legal entity and owns separate property recorded on its independent inventory. The Company may acquire and exercise vested interests and personal intangible rights, perform duties, and be a plaintiff or a defendant at court on its own behalf.

The Company shall have a round seal bearing its full corporate name in Russian and an indication to its place of business, as well as other seals bearing officially approved lettering, stamps, and corporate letterhead forms with the Company's name; its own logo, trademark registered in an official procedure, and other instruments of visual identification.

The Company's subsidiaries and other structural divisions may have a round seal bearing the full names of the Company and the respective subsidiary / division in Russian, and an indication to the place of registration of the Company, as well as other seals bearing lettering approved in an appropriate procedure, and necessary stamps and forms designed in a uniform corporate style. Information on round seals so provided shall be contained in the Provisions on appropriate subsidiaries and divisions.

The Company may, in a legally established procedure, open bank accounts in and outside the Russian Federation.

3.3. The Company shall be held liable for its commitments to the extent of the value of property owned thereby and its proprietary rights, which may be seized for recovery purposes under the laws of the Russian Federation. The shareholders shall not be held liable for the Company's commitments, and shall take the risk of losses related to its activities to the extent of the value of shares owned thereby. Any shareholders who have not paid up their shares in full shall be jointly liable for the Company's commitments to the extent of the outstanding part of the value of shares owned thereby.

3.4. The Company shall not be held liable for liabilities of the State and its bodies, and its own shareholders. Equally, the State and its bodies, and the shareholders shall not be held liable for liabilities of the Company.

3.5. The Company shall, for the purposes of implementation of the State, social, economic, and tax policies, be responsible for security of documents (administrative, business, personnel etc.), provide for transfer of documents of scientific and historic value to State archives, and store and use in the approved order documents on its personnel, and personal data of the Company's employees.

Clause 4
Purpose and Activities of the Company

4.1. The purpose of the activities of the Company is earning profit.

4.2. The main activities of the Company shall be:

4.2.1. local and intra-zonal telephone communication services;

4.2.2. long-distance and international telephone communication services via payphones and call offices;

4.2.3. cellular radio telephone services in the 450 MHz range;

4.2.4. mobile telephone services in a radial zone network (trunking);

4.2.5. services of mobile radio communication (of "Altai" type);

4.2.6. personal radio call services;

4.2.7. personal radio call services with a shared VHF/FM channel;

4.2.8. lease of data channels, TV and audio broadcasting channels, local and intra-zonal communication channels and paths, and physical telecommunication signal transmission chains;

4.2.9. telematic services (including e-mail services, information resource access services, facsimile message service, information and inquiry services, message processing services, voice message service, speech information transmission services audio conference service, video conference service, Internet);

4.2.10. data transmission services,

4.2.11. telephone communication services using facilities of an intelligent communication network;

4.2.12. telegraph communication services (including the 'telegram' service and the AT/Telex net service);

4.2.13. TV programs broadcasting via cable television networks;

4.2.14. wire broadcasting services;

4.2.15. TV broadcasting services using transmitting facilities;

4.2.16. radio broadcasting services using transmitting facilities;

4.2.17. local telephone communication services using radio access equipment;

4.2.18. missions related to the use of information constituting a State secret;

4.2.19. actions and/or services related to State secret protection;

4.2.20. actions and/or services related to State secret protection and in particular, to functioning of coding devices;

4.2.21. actions and/or services related to State secret protection and in particular, to engineering data protection;

4.2.22. design of building and structures including development of special sections: construction management, cost estimates, and investment efficiency;

4.2.23. expert assessment of front-end and design documentation;

4.2.24. establishing and operation of trunk, zonal, and local telecommunication networks; development, implementation, and operation of telecommunication networks to provide transmission of various kinds of data (speech data transmission; facsimile, telegraph, etc, communication);

4.2.25. general construction and installation services to erect buildings and structures of Importance Level II;

4.2.26. installation of indoor utility pipelines and equipment; process equipment installation and start-up;

4.2.27. functions of General Contractor and owner/developer, process and construction engineering;

4.2.28. construction, major repair, rebuilding, expansion, and updating of communication facilities;

4.2.29. construction, major repair, rebuilding, and updating of civil facilities;

4.2.30. geodetic survey and mapping;

4.2.31. maintenance, repair, and sale of cash register machines;

4.2.32. maintenance, repair, and sale of communication equipment;

4.2.33. installation, repair, and maintenance of security alarm systems;

4.2.34. recovery of communication networks and facilities after failures and damage;

4.2.35. top-priority providing of communication services and facilities for the purposes of defense, governmental control, safety, and law enforcement;

4.2.36. actions to provide communication services in emergency situations;

4.2.37. implementation, in the established procedure, of plans for mobilization preparedness of the communication network, and emergency prevention and corrective actions;

4.2.38. lease of property;

4.2.39. operation of gas industry facilities;

4.2.40. providing of guarantee and post-guarantee services, maintenance support, and aftersale service support, and repair of various equipment, including that of the highest technology level;

4.2.41. testing, including certification tests. Metrology support;

4.2.42. design, development, and implementation of advanced technologies;

4.2.43. manufacturing and sale of components and spare parts to various systems, machinery, and devices;

4.2.44. design, construction, reconstruction, restoration, and operation of industrial and non-industrial buildings and facilities, including residential houses;

4.2.45. production of construction materials, parts, and equipment, including structures of metal, concrete, wood, and other materials;

4.2.46. harvesting, processing, and sale of timber; manufacturing of joinery products and furniture;

4.2.47. design and development of software, informational, and mathematical programs for automated systems for various purposes;

4.2.48. production, processing, and sale of animal and vegetable produce;

4.2.49. production and sale of consumer goods;

4.2.50. procurement and intermediary trade business;

4.2.51. participation in establishing of stock, commodity and other exchanges, and trading houses;

4.2.52. vocational education and training of personnel in and outside the RF;

4.2.53. establishing of a chain of brand outlets in and outside the RF;

4.2.54. Services related to:

leisure, hotel, and medical service business;

cargo and cargo/passenger transportation by road, railroad, water, and other kinds of transport;

consulting, marketing, and engineering;

information activity in compliance with the effective laws;

supply of advertizing products and providing of advertizing services.

4.2.55. Sale and purchase of patents, inventions, and know-how in an officially established procedure;

4.2.56. arrangement of, and participation in fairs, auctions, and trade fairs in a legally established procedure;

4.2.57. arrangement of cultural exchange on a currency-free basis.

4.3. Possessing general legal capacity, the Company shall have civil rights and perform civil duties necessary to pursue any kind of activity that is not prohibited by Federal law.

The Company shall obtain special permits (licenses) to pursue individual kinds of activities, the list of which is determined by Federal laws.

Clause 5
Subsidiaries and Representative Offices of the Company

5.1. The Company may establish its subsidiaries and open its representative offices both in the territory of the Russian Federation and abroad in an officially established procedure. Such subsidiaries and offices shall not be legal entities.

5.2. The Company has the following subsidiaries:

5.2.1. Archangel Oblast Artelecom Subsidiary of the North-West Telecom Open Joint Stock Company located at:

163061, Russia, city of Archangel, Troitsky pr. 45

5.2.2. Murmanelektrosviaz Subsidiary of the North-West Telecom Open Joint Stock Company located at:

183038, Russia, city of Murmansk, ul. Lenina 82-a

5.2.3. Novgorodtelecom Subsidiary of the North-West Telecom Open Joint Stock Company located at:

173001, Russia, Veliky Novgorod, ul. Ludogoscha 2

5.2.4. Petersburg Telephone Network Subsidiary of the North-West Telecom Open Joint Stock Company located at:

191186, Russia, city of St. Petersburg, ul. Bolshaya Morskaya 24.

5.2.5. Cherepovetselektrosviaz Subsidiary of the North-West Telecom Open Joint Stock Company located at:

162602, Russia, Vologda Oblast, city of Cherepovets, ul. Kommunistov 29

5.2.6. Vologda Oblast Elektrosviaz Subsidiary of the North-West Telecom Open Joint Stock Company located at:

160035, Russia, city of Vologda, Sovetsky pr. 4

5.2.7. Kaliningrad Oblast Elektrosviaz Subsidiary of the North-West Telecom Open Joint Stock Company located at:

236040, Russia, city of Kaliningrad, ul. Bolnichnaya 24

5.2.8. Republic of Karelia Subsidiary of the North-West Telecom Open Joint Stock Company located at:

185000, Russia, city of Petrozavodsk, ul. Dzerzhinskogo 5

5.2.9. Pskov Oblast Elektrosviaz Subsidiary of the North-West Telecom Open Joint Stock Company located at:

180000, Russia, city of Pskov, Oktiabrsky pr. 5

5.3. Subsidiaries and representative offices of the Company shall operate in compliance with the Provisions thereon to be approved by the Board of Directors. The Board of Directors shall decide on establishment on establishment of subsidiaries and opening of representative offices, and their winding up.

The managers of subsidiaries and representative offices shall be appointed and dismissed by the General Manager subject to prior agreement with the Board of Directors, and shall act on behalf of the Company on the basis of a power of attorney.

The Managing Board may institute a congregate executive body of a subsidiary managing the implementation of decisions of the Company's bodies, and acting on the basis of Provisions to be approved by the Managing Board of the Company.

Clause 6
Authorized Capital of the Company. Placed and Declared Shares

6.1. The authorized capital of the Company is 937 940 010 (nine hundred thirty-seven million nine hundred forty thousand and ten) rubles.

6.2. The authorized capital of the Company consists of the denominational value of shares issued in the non-documentary form and acquired by the Shareholders, of which:

6.2.1. Ordinary registered shares: 735 917 222 (seven hundred thirty-five million nine hundred seventeen thousand two hundred and twenty-two). The denomination of each ordinary share is 1 (one) ruble.

6.2.2. Type A preferred registered shares: 202 022 788 (two hundred two million twenty-two thousand seven hundred and eighty-eight). The denomination of each Type A preferred share is 1 (one) ruble.

6.3. The Company may, in addition to the placed ordinary shares as above, place 36517 (thirty-six thousand five hundred and seventeen) non-documentary ordinary registered shares (declared shares). The denomination of each declared ordinary share is 1 (one) ruble.

The Company may, in addition to the placed Type A preferred shares as above, place A 64 605 (sixty-four thousand six hundred and five) non-documentary registered Type A preferred shares (declared shares). The denomination of each declared Type A preferred share is 1 (one) ruble.

6.4. Declared shares as per 6.3 of this Charter shall, as soon as they are placed, provide all the rights established by Clause 7 and 8 of this Charter for the Company's shares of the respective category (type).

6.5. The authorized capital of the Company may be increased in the procedure provided by the effective laws of the Russian Federation and by this Charter, as follows:

6.5.1. by increasing the denomination of the Company's shares,

6.5.2. by placing additional shares within the number of declared shares as defined in 6.3 hereof.

6.6. An increase of the authorized capital of the Company by increasing the denomination of shares shall be based on a resolution of the General Meeting of Shareholders of the Company passed by a majority of votes of the holders of the Company's voting shares attending the Meeting.

6.7. An increase of the authorized capital of the Company by placing additional shares in a closed subscription shall be based on a resolution of the General Meeting of Shareholders of the Company passed by a majority of three quarters of votes of the holders of the Company's voting shares attending the Meeting.

6.8. An increase of the authorized capital of the Company by placing additional shares in an open subscription, where the number of shares additionally placed in an open subscription exceeds 25 percent of shares previously placed by the Company, shall be based on a resolution of the General Meeting of Shareholders of the Company passed by a majority of three quarters of votes of the holders of the Company's voting shares attending the Meeting.

6.9. An increase of the authorized capital of the Company by placing additional shares in an open subscription, except for cases described in 6.8 of this Charter, shall be based on a resolution of the Board of Directors of the Company passed in a solid vote by all the members of the Board of Directors, disregarding the votes of drop-out Directors of the Company.

6.10. Additional shares placed by subscription may be paid for in cash money, securities, other valuables or proprietary rights, or other rights subject to monetary evaluation. The instrument of payment for additional shares shall be defined in the resolution on their placement.

6.11. The authorized capital of the Company may be reduced by reducing the denomination of shares or by reducing their overall number, and in particular by acquiring a part of shares, in case provided by the Federal Law on Corporations.

6.12. A resolution to reduce the authorized capital of the Company by reducing the denomination of shares or by acquiring a part of shares in order to reduce their overall number shall be passed at the General Meeting of Shareholders by a majority of votes of the holders of the Company's voting shares attending the Meeting.

6.13. The Company may not reduce its authorized capital if, as a result of such reduction, its amount becomes less than a thousand-fold Minimum Remuneration Rate as defined by the federal law as of the date of submission of documents for State registration of the respective revisions in the Charter of the Company, and in the case when the Company has to reduce its authorized capital by requirement of the effective laws of the Russian Federation, as of the date of the State registration of the Company.

6.14. If, by the end of the second, and each following fiscal year, the annual balance statement submitted to the Company's Shareholders for approval, or the results of an audit show that the value of

the Company's net assets is less than its authorized capital, the Company shall reduce its authorized capital to a value not exceeding the value of its net assets.

Clause 7
Rights and Duties of Holders of Ordinary Shares of the Company

7.1. Each ordinary share of the Company grants its holder equal rights.

7.2. Each holder of the Company's ordinary shares shall have the right to:

7.2.1. participate in a General Meeting of Shareholders of the Company in the procedure provided by the effective laws of the Russian Federation;

7.2.2. receive dividends in the procedure provided by the effective laws of the Russian Federation and by this Charter, when the same are declared by the Company;

7.2.3. receive a part of the Company's property remaining after the winding up thereof, in proportion to the number of shares held thereby;

7.2.4. have access to documents provided in Article 89.1 of the Federal Law on Corporations, in the procedure provided in Article 91 of said Law;

7.2.5. demand from the Company Registrar a confirmation of a Shareholder's right to shares by issuing to the Shareholder an extract from the Company's Shareholders register;

7.2.6. obtain from the Registrar information of all entries on its bankbook, and other information provided by statutory documents of the Russian Federation regulating the procedure of keeping of a shareholders register;

7.2.7. dispose of shares owned thereby without consent of other Shareholders and the Company;

7.2.8. in cases provided by the effective laws of the Russian Federation, defend its violated civil rights at court, and in particular, claim damages from the Company;

7.2.9. demand that the Company buy in all or any of the shares owned by such Shareholder, in cases and in the procedure provided by he effective laws of the Russian Federation;

7.2.10. sell shares to the Company when the Company decides to buy in such shares;

7.2.11. demand from the Company an extract from the list of persons authorized to participate in General Meeting of Shareholders containing data on a Shareholder;

7.2.12. preemptive purchase of additional shares and issued convertible bonds that are placed by public subscription, in numbers proportional to the number of shares owned thereby.

7.3. Any Shareholder owning over one percent of the Company's voting shares may demand from the Company's Registrar information on the name (title) of shareholders recorded in the Shareholders' Register, and on the number, category and denomination of shares owned thereby. (Such information shall be provided without specifying the addresses of shareholders.)

7.4. Any Shareholder(s) jointly owning at least one percent of the placed ordinary shares of the Company may apply to a court with a claim against a member of the Board of Directors, the sole executive body, or a member of the congregate executive body of the Company, as well as a managing entity or a manager, to recover losses caused to the Company as a result of a guilty act or omission of such persons, if no other grounds and scope of liability is not provided by the federal laws.

7.5. Any Shareholder(s) owning at least one percent of votes at the General Meeting of Shareholders may demand from the Company the list of persons authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the Shareholders on the list may only be provided by their consent.

7.6. Any Shareholder(s) jointly owning at least two percent of the voting shares of the Company may propose items on the agenda of an annual General Meeting of Shareholders and enter nominees for controlling and supervising bodies of the Company electable by the General Meeting of Shareholders. When preparing an extraordinary General Meeting of Shareholders with election of the Company's Board of Directors on its agenda, said Shareholder(s) may enter their nominees for election to the Company's Board of Directors.

7.7. Any Shareholder(s) jointly owning at least 10 percent of the voting shares of the Company may demand of the Board of Directors convening of an extraordinary General Meeting of Shareholders. If, within a date provided by the effective laws of the Russian Federation and by this Charter, the Company's Board of Directors does not make a decision on the convening of an extraordinary General Meeting of Shareholders or a decision is made on the denial of its convening, such extraordinary meeting may be convened by said Shareholder(s).

7.8. Any Shareholder(s) jointly owning at least 10 percent of the voting shares of the Company may at any time demand an audit of the financial and business activity of the Company.

7.9. Any Shareholder(s) jointly owning at least 25 percent of the voting shares of the Company have the right to access to, and to copies of accounting documents and minutes of meetings of the Company's collective executive body.

7.10. Holders of the Company's ordinary shares shall have other rights provided by the effective laws of the Russian Federation and by this Charter.

7.11. Each holder of the Company's ordinary shares shall:

- inform the keeper of the Register of the Company's Shareholders of any changes in its data;
- avoid disclosing confidential information on the Company's activities.

7.12. When a Shareholder of the Company intends, severally or jointly with its affiliated person(s), to purchase 30 or more percent of the placed ordinary shares of the Company, such Shareholder shall, at least 90 days in advance and not later than 30 days before the date of purchase of such shares, send the Company a written notification of its intention to buy said shares. Upon completion of such transaction(s) of share purchase, said Shareholder shall, within 30 days from the date of such purchase, invite other Shareholders of the Company to sell ordinary shares of the Company and issued convertible bonds owned by them to said Shareholder, at a market price, but not lower than their weighted average price over the six months preceding the date of such purchase.

The requirements of this paragraph apply to acquirement of each 5 percent of placed ordinary shares in excess of 30 percent of placed ordinary shares of the Company.

Clause 8
Rights and Duties of Holders of Type A Preferred Shares

8.1. Each Type A preferred share of the Company provides an equal scope of rights to its holder.

8.2. The holders of Type A preferred shares have the right to a fixed annual dividend, except for the cases provided by this Charter. The total sum to be paid as dividend on each Type A preferred share shall be set at 10 percent of the Company's net profit by the result of the last fiscal year divided by the number of shares amounting to 25 percent of the authorized capital of the Company. In this case, if the amount of dividends paid by the Company on each ordinary share in a particular year exceeds the sum payable as dividends on each Type A preferred share, the amount of dividend paid on the latter shall be increased to the amount paid on ordinary shares.

8.3. The holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote items of restructuring and winding up of the Company, items related to revisions and amendments of the Charter of the Company, when such revisions restrict the rights of such Shareholders.

8.4. The holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote all the items on the agenda, in case when the General Meeting of Shareholders, for whatever reasons, does not decide on paying dividends, or decides to pay a part of the dividend on Type A preferred shares. The holders of Type A preferred shares will acquire this right starting from the Meeting next to the annual General Meeting of Shareholders that did not pass a resolution on payment of the dividend, and shall lose this right from the day of the first payment of dividend on such shares in full.

8.5. The holders of Type A preferred shares have the rights provided in 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11, and 7.2.12 of this Charter for holders of ordinary shares of the Company. These rights shall be granted to holders of Type A preferred shares also in cases when such shares are not voting shares.

8.6. The holders of Type A preferred shares have the rights provided in 7.3, 7.6, 7.7, 7.8, and 7.9 of this Charter in cases when Type A preferred shares may vote all the matters within the frame of reference of the General Meeting of Shareholders of the Company.

8.7. The holders of Type A preferred shares have the right to demand redemption by the Company of some or all of the shares owned by the Shareholder in cases and in the procedure provided by the effective laws of the Russian Federation.

8.8. The holders of Type A preferred shares owning at least 1 percent of votes at the General Meeting of Shareholders may demand from the Company the list of persons authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the Shareholders on the list may only be provided by their consent.

8.9. The holders of Type A preferred shares have other rights provided by the effective laws of the Russian Federation, other statutory documents of the Russian Federation, and by this Charter.

8.10. Each holder of Type A preferred shares shall:

- inform the keeper of the Register of the Company's Shareholders of any changes in its data;
- avoid disclosing confidential information on the Company's activities.

Clause 9
Funds Of the Company

9.1. The Company shall have a reserve fund in the amount of 5 percent of the Company's authorized capital.

The reserve fund of the Company shall be formed by annual deduction of at least five percent of the Company's net profit, until the fund reaches the size as provided in this paragraph.

The reserve fund is intended for covering the Company's losses, and for redemption of the bonds of the Company and buying in its shares, where no other resources are available.

The reserve fund may not be used for other purposes.

9.2. The Company may, by a resolution passed by the General Meeting of Shareholders in relation to the matter provided in paragraph 13 of 13.2 of this Charter, establish other funds, and in particular, an equity participation fund for the Company's personnel.

The resources of the equity participation fund shall be expended solely for buying in the Company's shares sold by the Company's Shareholders, for subsequent placement of such shares with said personnel.

When shares purchased at the expense of the equity participation fund for the Company's personnel are sold to the Company's employees for compensation, the proceeds from such sale shall be allotted for said fund.

The procedure of forming and spending of the funds' assets, and the purpose of the fund shall be defined by a Provision on the Equity Participation Fund to be approved by the Company's Board of Directors.

Clause 10
Dividends Of the Company

10.1. The Company may, once in a year, decide on (declare) distribution of dividends on the placed shares.

The dividends shall be paid out of the Company's net profit stated in the Profit and Loss Statement of the company for the year's results. Dividends on preferred shares may be paid out of the Company's funds specially allotted for this purpose.

In case of restructuring of the Company in the form of a takeover of other companies, the net profit of the Company shall be assessed by adding its net profit (loss) and the net profit (loss) of the merged companies calculated in compliance with regulations on accounting in the Profit and Loss Statements of such merged companies as of the latest report date (date of restructuring).

The decision on distribution of annual dividends, the amount of the annual dividend, and the form of its payment on shares of each category (type) shall be made by the General Meeting of Shareholders at the approval of profit distribution. The amount of annual dividends may not exceed the value recommended by the Company's Board of Directors.

For such dividend distribution, a list of persons entitled to annual dividends shall be prepared at the Company. The list shall be prepared using the data of the Register as of the date of preparing of the list of persons authorized to attend the annual General Meeting of Shareholders.

10.2. Dividends on shares of all categories (types) shall be paid out within a date to be set by the resolution of the General Meeting of Shareholders to distribute the Company's annual dividend. Where the annual General Meeting of Shareholders does not indicate a date of dividend payment on shares of all categories (types), the dividends on said shares shall be paid within 60 days from the day of passing the decision to pay annual dividends.

10.3. When declaring (deciding on) distribution of dividends, the Company shall be governed by restrictions set by the federal law.

Clause 11
Register of the Company's Shareholders. Registrar of the Company

11.1. The Company shall ensure keeping and maintaining of a Company's Shareholders Register in compliance with the requirements of the effective laws of the Russian Federation and other statutory documents of the Russian Federation.

11.2. The keeper of the Company's Shareholders Register shall be a specialist registrar exclusively occupied in keeping the Shareholders Register and having a license of an officially established type for such activity.

Approval of a Company Registrar and of the terms of the contract therewith, and termination of the contract with the Registrar shall be based on a resolution of the Company's Board of Directors.

11.3. The Company shall not be relieved of the responsibility for maintaining and keeping of the Shareholders Register. Where any improper actions of the registrar violate civil rights of a shareholder or a nominee shareholder, such shareholder or nominee shareholder may, in a procedure provided by the effective laws of the Russian Federation, apply to a court with a claim against the Company for recovery of violated civil rights, and in particular, for damages.

11.4. The Company Registrar shall perform the functions of the Returning Board of the Company. As such, the Company Registrar shall verify authorization of, and register persons attending a General Meeting of Shareholders, qualify the quorum of a General Meeting of Shareholders, explain controversial points raised in relation to the exercise by Shareholders (or their representatives) of their voting rights at the General Meeting, clarify the procedure of voting on items put to the vote, maintain the prescribed procedure of voting and Shareholders' rights to participate in the voting, count the votes, draft minutes on the voting results, and file the voting tickets in the archive.

When performing the functions of a returning board, the Registrar shall be governed by the effective law, and by the Company's Charter and other internal documents of the Company.

Clause 12
General Meeting of Shareholders

12.1. The General Meeting of Shareholders is the supreme controlling body of the Company.

12.2. The following matters, the resolution of which may not be delegated to the Board of Directors, General Manager, or Managing Board of the Company, shall be in the frame of reference of the General Meeting of Shareholders:

1) revisions of, and amendments to this Charter, or approval of a new version of the Charter (except for cases provided by the Federal Law on Corporations), in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting);

2) restructuring of the Company, in which case a decision may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

3) winding up of the Company, appointment of a liquidation committee, and approval of the interim and the closing liquidation statement, in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

4) election to the Board of Directors, which shall be conducted by cumulative voting;

5) premature termination of authority of members of the Board of Directors, in which case a decision may be passed by a majority of votes of holders of the Company's voting shares attending the Meeting;

6) appointment of a General Manager, and premature termination of his authority, in which cases decisions may be passed by a majority of votes of holders of the Company's voting shares attending the Meeting;

7) definition of the number, denomination, and category (type) of the Company's declared shares, and rights entitled by these shares, in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

8) increase of the Company's authorized capital by increasing the share denomination, in which case a decision may be passed by a majority of votes of holders of the Company's voting shares attending the Meeting;

9) increase of the Company's authorized capital by placing additional shares in a public subscription when the number of additionally placed shares exceeds 25% of the ordinary shares previously placed by the Company, in which case a decision may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

10) increase of the Company's authorized capital by placing additional shares in a close subscription in which case a decision may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

11) reduction of the Company's authorized capital by reduction of the share denomination, by purchase of a part of the shares by the Company in order to reduce their overall number, or by redemption of shares purchased or bought in by the Company;

12) election to the Company's Auditing Committee, and premature termination of its members' authority. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

13) approval of the Company Auditor. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

14) approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company, and distribution of profits, and in particular distribution

(declaration) of dividends, and losses of the Company by the fiscal year results. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

15) establishment of the procedure of conduct of a General Meeting of Shareholders of the Company, a resolution on which shall be passed by a majority of votes of holders of the Company's voting shares attending the Meeting;

16) splitting and consolidation of shares. The decisions in these cases shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

17) resolutions on approval of transactions with vested interests; such resolutions shall be passed in the cases and in the procedure provided in Chapter XI of the Federal Law on Corporations;

18) approval of large transactions related directly or indirectly to purchase, disposal, or possible disposal by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions closed as part of the Company's usual business, transactions related to subscription placement (sale) of the Company's ordinary shares, and transactions related to placement of issued securities convertible into ordinary shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

19) resolution on participation in holding companies, financial/industrial groups, associations, and similar business groups. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

20) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

21) placement by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are placed by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares exceeding 25 percent of the previously placed ordinary shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

22) decision on compensation, at the Company's expense, of the costs of preparation and conduct of an extraordinary General Meeting of Shareholders of the Company in the case when the Board of Directors, against the effective laws of the Russian Federation, did not make a decision on convening of an extraordinary meeting, and such meeting is convened by other persons. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

23) relieving of a person which has acquired, independently or jointly with its affiliates, 30 or more percent of the placed ordinary shares of the Company, of the obligation to buy shares from other Shareholders of the Company. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting, except for the votes of shares owned by such person and its affiliates;

24) decision on delegation of the authority of the sole executive body of the Company to a managing entity or a manager, where a resolution shall be passed a majority of holders of the Company's voting shares attending the Meeting;

25) decisions on other matters provided by the Federal Law on Corporations and by this Charter.

12.3. The General Meeting of Shareholders may pass resolutions on matters provided in subparagraphs 2, 8, 9, 10, 16 – 20, 24 of 12.2 of this Charter exclusively when presented by the Board of Directors. In this case, other persons authorized under the effective laws of the Russia Federation to enter items on the agenda of an annual or extraordinary General Meeting of Shareholders, may not demand that the Board of Directors enter the above matters on the meeting.

The General Meeting of Shareholders may not review or make decisions on matters that are outside its frame of reference as defined by the Federal Law on Corporations.

The General Meeting is not authorized to pass resolutions on matters not on the agenda, or revise the agenda.

12.4. When the General Meeting of Shareholders resolves matters of revisions of, and amendments to this Charter that restrict the rights of holders of a particular type of the Company's preferred shares, a resolution on such revisions or amendments shall be deemed passed if at least three quarters of votes of holders of the Company's ordinary shares attending the Meeting, and three quarters of holders of the Company's preferred shares of a particular type are for such resolution.

12.5. The Company shall hold an annual General Meeting of Shareholders once in a year.

The annual General Meeting of Shareholders shall not be held earlier than four months, or later than six months after the end of a fiscal year.

The annual General Meeting of Shareholders may resolve the following matters:

election of the Board of Directors of the Company,

election of the Auditing Committee of the Company,

approval of the Company Auditor,

approval of annual reports, annual accounting including profit and loss statements (income statements) of the Company, approval of distribution of profits, and in particular distribution (declaration) of dividends, and losses of the Company by the fiscal year results,

as well as other matters within the frame of reference of the General Meeting of Shareholders.

12.6. Any Shareholder(s) jointly owning at least two percent of the Company's voting shares may enter items on the agenda of an annual General Meeting of Shareholders, and make nominations to the Board of Directors and to the Auditing Committee of the Company, the number of which shall not exceed the membership of the respective body defined by this Charter. Such proposals shall be filed by the Company within 60 days from the end of the fiscal year.

12.7. Any general meetings of the Shareholders held in addition to the annual meeting shall be extraordinary.

An extraordinary General Meeting of Shareholders may be held by decision of the Board of Directors on the basis of its own initiative, request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares as of the date of filing of such request. An extraordinary General Meeting of Shareholders by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares shall be convened by the Board of Directors of the Company.

12.8. An extraordinary General Meeting of Shareholders convened by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares, shall be held within 40 days from the date of filing of the request for convening of an extraordinary General Meeting of Shareholders.

12.9. An extraordinary General Meeting of Shareholders convened by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares, the agenda of which contains the item of election of members of the Company's Board of Directors, shall be held within 70 days from the date of filing of the request for convening of an extraordinary General Meeting of Shareholders.

Where the number of members of the Board of Directors of the Company becomes less than the number making the quorum for meetings of the Board of Directors, the extraordinary General Meeting of Shareholders convened by decision of the Board of Directors on the basis of its own initiative to decide on election of a new Board of Directors, shall be held within 70 days from the date of resolution on its holding passed by the Board of Directors.

12.10. During the preparation of an extraordinary General Meeting of Shareholders with the item of election of the Board of Directors of the Company on the agenda, any shareholder(s) jointly owning at least two percent of the Company's voting shares, may make nominations to the Board of Directors, the number of which may not exceed the membership of the Board of Directors as defined by this Charter. Such proposals shall be filed by the Company at least 30 days in advance of the day of the extraordinary General Meeting of Shareholders.

Proposals on nominees for the Board of Directors of the Company shall contain information provided by Article 53 of the Federal Law on Corporations.

12.11. The list of persons authorized to attend the General Meeting of Shareholders shall be drafted on the basis of data of the Company's Shareholders Register.

The date of drafting of the list of persons authorized to attend the General Meeting of Shareholders shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of Shareholders, and not more than 50 days and not less than 45 days in advance of the date of its holding.

The date of drafting of the list of persons authorized to attend an extraordinary General Meeting of Shareholders with the item of election of the Board of Directors on the agenda shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of Shareholders, and not more than 65 days and not later than the date of notice of such extraordinary General Meeting of Shareholders.

12.12. The notice of convening of a General Meeting of Shareholders shall be issued at least 20 days in advance, and notice of convening of a General Meeting of Shareholders, the agenda of which contains the item of restructuring of the Company, at least 30 days in advance of its scheduled date.

Where the proposed agenda of an extraordinary General Meeting of Shareholders contains the item of election of the Board of Directors, the notice of convening of an extraordinary General Meeting of Shareholders shall be made at least 50 days in advance of its scheduled date.

Within the above dates, the notice of convening of the General Meeting of Shareholders shall be sent to each person on the list of persons authorized to attend the General Meeting of Shareholders by a registered letter, or handed to each of such persons against his / her signature, or published in the newspaper *Izvestiya*.

12.13. Persons authorized to attend the General Meeting of Shareholders will be supplied, in the order and at the address(es) indicated in the notice of convening of the General Meeting of Shareholders, with the following information (materials):

annual accounting, including the Auditor's opinion and the Auditing Committee's report on the results of the audit of the annual accounts,

information on nominees for the Board of Directors and the Auditing Committee of the Company,

draft revisions and amendments to be made in the Company's Charter, or the draft of a new version of the Company's Charter,

draft internal documents of the Company,

drafts of other documents, decisions on which are provided in draft resolutions of the General Meeting of Shareholders,

draft resolutions of the General Meeting of Shareholders,

other information (materials) required for submission in compliance with the effective law,

other information (materials) required for passing resolutions on agenda items of a General Meeting of Shareholders, and included by the Board of Directors in the list of information (materials) submitted to the Shareholders during the preparation of the General Meeting of Shareholders.

12.14. The General Meeting of Shareholders shall be deemed competent (having a quorum), if it is attended by the Shareholders jointly owning over one half of the placed voting shares of the Company).

Participants to a General Meeting of Shareholders shall be defined as Shareholders registered for participation therein, and Shareholders whose tickets are received not later than two days before the date of the General Meeting of Shareholders. Participants to a General Meeting of Shareholders held in the format of remote voting shall be defined as Shareholders whose tickets are received before the ticket filing deadline.

12.15. If the agenda of the General Meeting of Shareholders comprises items to be voted by different groups of voters, the quorum for resolutions on such matters shall be fixed separately. In this case, the lack of quorum for resolutions on matters voted by one group of voters shall not prevent passing a resolution on matters voted by another group of voters where a quorum is provided.

12.16. Where no quorum is available to hold an annual General Meeting of Shareholders, a repeated annual General Meeting of Shareholders shall be held with the same agenda.

A repeated General Meeting of Shareholders shall be deemed competent (having a quorum), if it is attended by Shareholders jointly owning at least 30 percent of votes of the placed voting shares of the Company.

The notice of holding of a repeated General Meeting of Shareholders, and sending (handing) of voting tickets shall be completed at least 20 days in advance of the date of holding of such repeated General Meeting of Shareholders.

The notice of holding of a repeated General Meeting of Shareholders where the agenda contains an item of restructuring of the Company shall be completed at least 30 days in advance of the date of holding of such repeated General Meeting of Shareholders.

When a repeated General Meeting of Shareholders is held earlier than 40 days after the abortive General Meeting of Shareholders, the persons authorized to attend such General Meeting of Shareholders shall be named in conformity with the list of persons who were authorized to attend the abortive General Meeting of Shareholders.

12.17. A General Meeting of Shareholders shall be presided by the person performing the functions of the sole controlling body, if not otherwise decided by Board of Directors of the Company.

12.18. Other matters related to preparation and conduct of annual and extraordinary General Meetings of the Shareholders, and in particular, the rules of procedure of the General Meeting of Shareholders, shall be regulated by the Provision on the General Meeting of Shareholders of the Company to be approved by the General Meeting of Shareholders.

Clause 13
Board of Directors of the Company

13.1. The Board of Directors is a congregate controlling body of the Company providing general control of the Company's activity.

13.2. The Board of Directors of the Company shall be annually elected by the annual General Meeting of Shareholders, in the number of 11 persons, by cumulative voting.

13.3. The General Meeting of Shareholders may pass a decision on premature termination of authority of members of the Board of Directors. In this case, such a decision may only be made in respect of all the members of the Board of Directors simultaneously.

In case of premature termination of authority of the Board of Directors, authority of the new membership of the Board of Directors shall remain valid until the nearest scheduled annual general meeting.

13.4. The frame of reference of the Board of Directors of the Company shall encompass:

1) setting of priorities in the activity of the Company, and in particular, approval of the annual budget, medium-term and long-term budgets, development strategies and programs of the Company, revision of the above documents, and follow-up of their implementation;

2) pre-approval of operations extending beyond the limits set by the Company's annual budget;

3) convening of annual and extraordinary General Meetings of the Shareholders, except for cases provided by Article 55 (8) of the Federal Law on Corporations;

4) approval of the agenda of the General Meeting of Shareholders;

5) setting the target date of drafting of the list of persons authorized to attend the General Meeting of Shareholders, and other matters defined to be in the frame of reference of the Board of Directors as per the provisions of Chapter VII of the Federal Law on Corporations and related to the preparation and conduct of a General Meeting of Shareholders;

6) interim approval of the Company's annual report;

7) increase of the authorized capital of the Company by placing additional shares within the number of declared shares as defined by this Charter, except for the cases provided in paragraphs 9 and 10 of 12.2 of this Charter;

8) placement by the Company of bonds, or other issued securities where under the terms of placement of such bonds or other issued securities they are not convertible into the Company's shares;

9) placement by the Company of convertible bonds, or other issued securities convertible into shares, if such bonds (or other issued securities) are placed by public subscription, where such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares amounting to 25 or less percent of the previously placed ordinary shares;

10) pricing (cash evaluation) of assets, and the price of placement and redemption of issued securities in cases provided by the Federal Law on Corporations;

11) approval of resolutions on issue of securities, security issue prospectuses, reports on the results of issuance of the Company's securities, quarterly reports of the issuer of issued securities, and reports on the results of purchase of the Company's shares for the purpose of their redemption;

12) purchase of shares, bonds and other securities placed by the Company;

13) approval of the Company Registrar and of the terms of the contract therewith, and deciding on cancellation of the contract therewith;

14) recommendations on the rate of dividend on shares, and the format and dates of its payment; approval of an internal document on the dividend on the Company's shares;

15) applications of the reserve fund and other funds of the Company;

16) control over implementation of internal control procedures;

17) recommendations on the amount of fees and compensations to be paid to members of the Company's Auditing Committee, and approval of terms of the contract signed with the Auditor, including assessment of remuneration of the Auditor's services;

18) approval of the Provisions on the Company's structural unit performing the internal control functions, approval of nominees for the position of its manager, and addressing other matters where decisions shall be made by the Board of Directors in accordance with the Provisions on this unit;

19) approval of transactions related to purchase, disposal, or possible disposal by the Company, directly or indirectly, of property, the value whereof amounts to 0.75 to 25 percent of the book value of the Company's assets as of the latest reporting date;

20) approval of transactions related to purchase, disposal, or possible disposal by the Company, directly or indirectly, of property, the value whereof amounts to 25 to 50 percent of the book value of the Company's assets as of the latest reporting date, except for transactions closed as part of the Company's usual business, transactions related to placement (sale) of the Company's ordinary shares, and transactions related to placement of issued securities convertible into ordinary shares of the Company;

21) approval of transactions with vested interests, in cases provided by Chapter XI of the Federal Law on Corporations;

22) approval of the organizational structure of the Company, including the essential functions of the structural units;

23) establishing of subsidiaries, opening of representative offices, their winding up, and approval of Provisions thereon;

24) preliminary approval of nominees for the positions of CEOs of subsidiaries and representative offices, and their dismissal;

25) determination of priority lines of business of subsidiaries;

26) election (re-election) of the Chairman of the Company's Board of Directors and a deputy thereto;

27) forming of the congregate executive body (Managing Board), definition of its term of service,

and premature termination of the authority of members of the Managing Board;

28) approval of part-time service of the person performing the functions of the sole executive body of the Company, and members of the Managing Board of the Company in executive bodies of other companies;

29) permission to the person performing the functions of the sole executive body for a compensated part-time job in other companies;

30) establishment of standing or ad hoc (to address particular matters) committees of the Board of Directors, and approval of Provisions thereon;

31) appointment and dismissal of the Company's Corporate Secretary, and approval of Provisions on the Office of Corporate Secretary of the Company;

32) approval of the terms of contracts (supplementary agreements) to be signed with the General Manager, members of the Managing Board, managers of subsidiaries and representative offices, the manager of the Company's division performing the internal control functions, the Corporate Secretary of the Company, and review of items where resolutions shall be passed by the Board of Directors, as per the above contracts;

33) suspension of the authority of the General Manager, or the managing company (external manager);

34) appointment of an interim General Manager;

35) decisions on participation (joining, withdrawal, or a change in the interest) of the Company in other entities, by selling or buying interests and shares in other organizations, and by additional contributions to the authorized capitals of such organizations;

36) decisions on the Company's participation in non-profit organizations except for cases provided in subparagraph 19 of 12.2 hereof, by joining them as a sponsor, withdrawal, or making additional contributions (donations) as related to the Company's participation in non-profit organizations;

37) decisions on agenda items of general meetings of subsidiaries (or supreme controlling bodies of other entities) where the Company is the sole shareholder;

38) definition of a procedure for interaction of the Company with companies where the Company has an interest;

39) approval of an internal document on disclosure of information on the Company;

40) approval of (other than those provided in 13.4 hereof) internal documents of the Company regulating matters in the frame of reference of the Board of Directors, except for internal documents, the approval of which is referred by the Charter of the Company to the frame of reference of the General Meeting of Shareholders and executive bodies of the Company;

41) other matters provided by the Federal Law on Corporations and by this Charter.

13.5. Matters within the frame of reference of the Board of Directors may not be delegated for resolution to the congregate or the sole executive body of the Company.

13.6. Resolutions on matters described in (7) and (20) of paragraph 13.4 of this Charter shall be passed by a solid vote by all the members of the Board of Directors, except for the votes of retiring members of the Board of Directors.

Where a solid vote of the Board of Directors on matters provided in (7) and (20) of paragraph 13.4 of this Charter cannot be reached, these matters may, by decision of the Board of Directors, be introduced for resolution by the General Meeting of Shareholders. In this case, a decision may be passed by a majority of votes of holders of the Company's voting shares attending the meeting.

Resolutions on matters described in (33) and (34) of paragraph 13.4 of this Charter shall be passed by three quarters of votes of the members of the Board of Directors, except for the votes of retiring members of the Board of Directors.

Resolutions on matters described in (9), (19), (35) – (37) of 13.4 hereof shall be passed by a majority of two thirds of votes of the members of the Board of Directors, attending the meeting.

13.7. Other matters other than listed in 13.6 hereabove and defined by the Federal Law on Corporations and by this Charter to be in the frame of reference of the Board of Directors shall be passed by a majority of votes of members of the Board of Directors attending the meeting.

13.8. The procedure of convening and conduct of the Board of Directors, and the rates and procedures of payment of rewards and compensations to members of the Board of Directors shall be defined by the Provisions on the Board of Directors to be defined by the General Meeting of Shareholders.

13.9. Meetings of the Board of Directors of the Company shall be convened by the Chairman of the Board of Directors by his own initiative, or by request of a member of the Board of Directors, of the Company's Auditing Committee, of the Company Auditor, of the congregate or the sole executive body

of the Company, or by request of one or several shareholder(s) jointly owning at least five percent of the Company's voting shares.

13.10. The quorum for a meeting of the Board of Directors shall be over one half of elected members of the Board of Directors.

13.11. Meetings of the Board of Directors of the Company may be held in the format of joint attendance (in particular, via conference communication) or remote voting.

13.12. When assessing the quorum and the results of voting at a meeting held in the joint attendance format, the Board of Directors shall take into account written opinions of any member of the Board of Directors absent at its meeting.

13.13. When deciding matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote. In making decisions by the Board of Directors, the Chairman of the Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

13.14. The Chairman of the Board of Directors shall organize its functioning, convene meetings of the Board of Directors and preside at them, supervise the minute keeping at its meetings, and ensure effective functioning of committees of the Board of Directors.

13.15. The Board of Directors may appoint a deputy to the Chairman of the Board of Directors. When the Chairman of the Board of Directors is absent, his functions (including the right to sign documents) shall be performed by his deputy, and when the latter is not available, by one of the members of the Board of Directors by a decision of the Board of Directors to be passed by a majority of votes of its members attending the meeting.

Clause 14
Managing Board of the Company

14.1. The Managing Board is a congregate executive body managing the execution of decisions of the General Meeting of Shareholders and the Board of Directors of the Company.

14.2. The list of the Managing Board shall be determined, quantitatively and personally, by a decision of the Board of Directors of the Company subject to presentation by the General Manager of the Company and members of the Board of Directors.

14.3. The Managing Board shall be formed for a term to be defined by the Board of Directors of the Company at the appointment of its members.

By decision of the Board of Directors of the Company, the authority of any member (or all members) of the Managing Board of the Company may be terminated prematurely..

In case of premature termination of the authority of individual members of the Managing Board, the authority of new-appointed members shall be valid within the term for which the Managing Board of the Company is formed.

14.4. The frame of reference of the Managing Board of the Company shall encompass the following matters of management of the Company's current business:

1) development of proposals for the main sectors of the Company's business, such as draft annual budgets, medium-term and long-term budgets, development strategies and programs of the Company, and proposals for revisions of said documents;

2) development and approval of internal control procedures;

3) building of a personnel and social policy of the Company;

4) review and authorizing of collective agreements and contracts, and approval of the internal document regulating the general provisions of labor motivation;

5) preparation of materials and draft resolutions on matters subject to review by the General Meeting of Shareholders and the Board of Directors, and submission of such materials to committees of the Board of Directors;

6) definition of the technical, business, and tariff policies of the Company and its subsidiaries, and development strategies and programs of the subsidiaries;

7) definition of the accounting policy, control over the methods of improvement of bookkeeping and managerial accounting, and over implementation of accounting to international standards in the Company and its subsidiaries;

8) definition of the methods of planning, budgeting, and controlling of the Company and its subsidiaries;

9) definition of the safety policy of the Company *and* its subsidiaries;

10) definition of the scope, form, and procedure of vesting and withdrawal of property allotted to a subsidiary;

11) definition of the number, and appointment of members of congregate executive bodies of

subsidiaries, and premature termination of their authority; approval of the Provisions on the congregate executive body of a subsidiary;

12) preliminary approval of nominees for the positions of deputy CEOs and chief accountants of subsidiaries and representative offices, and their dismissal;

13) approval of the terms of contracts (supplementary agreements) to be signed with members of congregate executive bodies of subsidiaries, deputy CEOs, chief accountants of subsidiaries and representative offices, and review of matters the decisions on which shall be made by the Managing Board under said agreements;

14) approval of annual and quarterly budgets of subsidiaries, revision of said documents, and review of the results of their implementation;

15) analysis of the work results of the Company's structural units, including the detached ones, and development of mandatory instructions for improvement of their operation;

16) approval of internal documents regulating matters in the frame of reference of the Managing Board of the Company, except for documents to be approved by the General Meeting of Shareholders, and the Board of Directors of the Company.

14.5. The Managing Board may also decide on other matters of control of the Company's current business by assignment of the Board of Directors or by presentation of the General Manager of the Company.

14.6. The procedure of convening and conduct of the Managing Board meetings, the procedure of decision-making by the Managing Board, and the amount of compensation to the members of the Managing Board and procedure of its payment shall be established in the Provision on the Company's Managing Board to be approved by the General Meeting of Shareholders of the Company.

14.7. The rights, duties, and responsibility of the Managing Board members shall be defined in a contract to be signed between each of them and the Company. Such contracts shall be signed on behalf of the Company by the Chairman of the Board of Directors or by a person authorized by the Board of Directors.

Clause 15
General Manager of the Company

15.1. The General Manager is the sole executive body managing the current business of the Company, and appointed by the General Meeting of Shareholders for a term not exceeding five years.

15.2. The General Manager shall make decisions on matters that under this Charter are not within the frame of reference of the General Meeting of Shareholders, the Board of Directors, or the Managing Board of the Company.

15.3. The General Manager shall perform the functions of the Chairman of the Managing Board of the Company.

15.4. The General Manager shall act on behalf of the Company without any power of attorney, and in particular, represent its interests, enter into transactions on behalf of the Company, approve the manning tables, issue order and give instructions mandatory for all the personnel of the Company.

The rights, duties, term of authority, remuneration, and responsibilities of the General Manager shall be defined in a contract to be signed between the General Manager and the Company. The contract shall be signed by the Chairman of the Board of Directors or a person authorized by the Board of Directors on behalf of the Company.

15.5. The General Meeting of Shareholders of the Company may at any time decide on premature termination of the authority of the General Manager of the Company, and on appointment of a new General Manager.

15.6. The Board of Directors may suspend the authority of the General Manager at any time.

Simultaneously with the above decision, the Board of Directors shall pass a resolution on appointment of an interim General Manager of the Company, and on convening of an extraordinary General Meeting of Shareholders to decide on premature termination of authority of the General Manager and on appointment of a new General Manager, or on delegation of the General Manager's authority to a managing entity or to a manager.

15.7. The Board of Directors may decide on appointment of an interim General Manager and convening of an extraordinary General Meeting of Shareholders to decide on premature termination of authority of the General Manager and on appointment of a new General Manager, or on delegation of the General Manager's authority to a managing entity or to a manager in the event of inability of the General Manager to perform his duties.

15.8. The Board of Directors may pass a resolution on appointment of an interim General Manager of the Company and convening of an extraordinary General Meeting of Shareholders to decide on

premature termination of authority of the General Manager and on appointment of a new General Manager, or on delegation of the General Manager's authority to a managing entity or to a manager in the event when the term of authority of the General Manager has expired or his authority was terminated prematurely, and a new General Manager has not been appointed yet.

15.9. The interim General Manager of the Company shall manage the current activities of the Company within the frame of reference of the General Manager of the Company.

Clause 16
Corporate Secretary of the Company.
Office of the Corporate Secretary of the Company

16.1. The Board of Directors may appoint a special person responsible for compliance of the Company's bodies and executives with procedural requirements ensuring the rights and interests of the Company's Shareholders, in the position of Corporate Secretary of the Company.

16.2. The rights, duties, term of service, remuneration, and responsibility of the Corporate Secretary of the Company shall be defined in internal documents of the Company, and in the contract to be signed thereby with the Company. Such contract shall be signed by the Chairman of the Board of Directors on behalf of the Company.

16.3. To ensure efficient performing by the Corporate Secretary of the Company of his/her duties, an office of the Corporate Secretary of the Company may be instituted in the Company. Its manning table, structure, and responsibilities shall be defined in an internal document of the Company to be approved by the Board of Directors.

Clause 17
Control of the Finance and Business of the Company

17.1. For control of the finance and business, an Auditing Committee is instituted in the Company, which is a special structural unit performing the internal control functions, and an independent auditor shall be invited.

17.2. The Auditing Committee is an independent controlling body of the Company elected at the annual General Meeting of Shareholders for a term up to the next annual General Meeting of Shareholders, in the number of seven persons.

17.2.1. The authority of individual members or of the entire list of the Auditing Committee may be prematurely terminated by resolution of the General Meeting of Shareholders.

In case of premature termination of the members of the Auditing Committee, the authority of the new membership of the Auditing Committee shall be valid until the nearest annual General Meeting of Shareholders.

When the number of members of the Auditing Committee becomes less than the number of elected members of the Auditing Committee, the Board of Directors shall convene an extraordinary General Meeting of Shareholders to elect a new membership of the Auditing Committee. The remaining members of the Auditing Committee shall perform their functions until the election of a new membership of the Auditing Committee at the extraordinary General Meeting of Shareholders.

17.2.2. The frame of reference of the Auditing Committee comprises:

- validation of data contained in reports and other financial documents of the Company;
- revealing of facts of any breach of statutory regulations of the Russian Federation related to procedures of bookkeeping and presentation of financial accounts;
- verification of compliance with legal regulations in the calculation and payment of taxes;
- revealing of facts of any breach of statutory regulations of the Russian Federation, in compliance with which the Company pursues its business;
- assessment of economic advisability of the Company's financial and business transactions.

17.2.3. The audit (review) of the Company's financial and business activities by the Auditing Committee shall be performed on the basis of the Company's annual returns.

The audit (review) of the Company's financial and business activities may also be performed at any time by:

initiative of the Company's Auditing Committee itself;

decision of the General Meeting of Shareholders of the Company;

decision of the Board of Directors of the Company;

request of the Company's Shareholder(s) jointly owning at least 10 percent of the Company's voting shares in all matters within the frame of reference of the General Meeting of Shareholders as of the date of such request.

17.2.4. Upon request of the Auditing Committee, any officials in the executive bodies of the Company shall provide documents on the Company's financial and business activities.

17.2.5. The procedures of activity of the Auditing Committee, and the amount and procedure of reward to members of the Auditing Committee shall be defined by the Provisions on the Auditing Committee of the Company to be approved by the General Meeting of Shareholders.

17.3. To ensure continuous internal control over all the business procedures, the Company shall institute a special structural unit independent from executive bodies of the Company, the activity of which shall be controlled directly by the Board of Directors of the Company.

The functions of such structural unit, the procedures of its activity, the procedure of personnel appointment, and requirements for the personnel shall be defined by an internal document to be approved by the Board of Directors of the Company.

17.4. For the purposes of verification and validation of its annual financial accounts, the Company shall annually engage a professional auditor with no property interest in the Company or its Shareholders.

17.4.1. The Auditor shall audit the finance and business of the Company in compliance with the statutory documents of the Russian Federation on the basis of the contract to be signed therewith.

17.4.2. The General Meeting of Shareholders shall confirm the appointed Company Auditor. The terms of the contract signed with the Auditor, including the rate of its compensation, shall be approved by the Board of Directors of the Company.

17.4.3. An audit of the Company's business shall be made at any time by request of any Shareholders jointly owning 10 or more percent of the authorized capital. The Shareholders initiating the audit shall send to the Board of Directors a written request containing the motivation of the request, name (title) of the Shareholders, the number and category (type) of shares owned thereby, signature of the shareholder or its representative. Where the request is signed by a representative, it shall have an attached letter of attorney.

Clause 18
Restructuring of the Company

18.1. The Company may be restructured on a voluntary basis by decision of the General Meeting of Shareholders. Other grounds and procedures of the Company's restructuring are defined by the effective laws of the Russian Federation.

18.2. The restructuring of the Company may take the form of merger, affiliation, splitting up, segregation, or transformation into another legal/ownership status in the procedure provided by the Federal Law on Corporations.

Clause 19
Winding Up of the Company

19.1. The Company may be wound up in a voluntary manner by decision of the General Meeting of Shareholders or by a court verdict, in the cases and procedure provided by the effective laws.

19.2. The Company shall initiate its voluntary winding up in cases provided by the effective laws of the Russian Federation.

19.3. Should the Company's property in case of its voluntary winding up be found insufficient to settle the accounts with all of the creditors of the Company, the Chairman of the Company's liquidation committee shall apply to the arbitration court for a simplified bankruptcy procedure to be applied to the Company.

6. DRAFT NEW VERSION OF THE PROVISIONS ON THE GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY

APPROVED BY
(extraordinary) joint General Meeting of Shareholders
of OJSC North-West Telecom
Minutes No. ___ of «__»_______, 200___

Chairperson, General Meeting of Shareholders

A. A. Sysoyev

PROVISIONS
ON THE GENERAL MEETING OF SHAREHOLDERS
of the North-West Telecom Open Joint Stock Company
(Version 02 – 03)

St. Petersburg
2003

These Provisions on the General Meeting of Shareholders (hereafter "the Provisions") shall, in compliance with the Civil Code of the Russian Federation, the Federal Law on Corporations, and the Charter of the North-West Telecom Open Joint Stock Company (hereafter "the Company), define the procedure of conduct of a General Meeting of Shareholders and other matters related to preparation and conduct of an annual and an extraordinary General Meetings of the Company's Shareholders.

1. GENERAL MEETING OF SHAREHOLDERS: TYPES, FORMS, AND DATES.

1.2. The General Meeting of Shareholders is the supreme controlling body of the Company.

1.3. The Company shall hold an annual General Meeting of Shareholders once in a year.

Such annual General Meeting of Shareholders shall address the following matters:

election of the Board of Directors of the Company,

election of the Auditing Committee of the Company,

approval of the Company Auditor,

approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company, and distribution of profits, and in particular distribution (declaration) of dividends, and losses of the Company by the fiscal year results,

as well as other matters within the frame of reference of the General Meeting of Shareholders.

1.4. Any general meetings of the Shareholders held in addition to the annual meeting shall be extraordinary.

An extraordinary General Meeting of Shareholders may be held by decision of the Board of Directors on the basis of its own initiative, request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares as of the date of filing of such request, in the procedure provided by these Provisions.

1.5. A General Meeting of Shareholders may be held in the form of

a meeting / joint attendance of Shareholders to discuss the agenda and pass resolutions on the items put to vote,

remote voting.

A General Meeting of Shareholders where the agenda contains items of election of the Board of Directors of the Company, election of the Auditing Committee of the Company, approval of the Company Auditor, and approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company, and distribution of profits, and in particular distribution (declaration) of dividends, and losses of the Company by the fiscal year results, may not be held in a remote voting format.

1.6. An annual General Meeting of Shareholders shall be held earlier than four months, or later than six months after the end of a fiscal year.

1.7. An extraordinary General Meeting of Shareholders convened by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares, shall be held within 40 days from the date of filing of the request for convening of an extraordinary General Meeting of Shareholders.

1.8. An extraordinary General Meeting of Shareholders convened by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares, the agenda of which contains the item of election of members of the Company's Board of Directors, shall be held within 70 days from the date of filing of the request for convening of an extraordinary General Meeting of Shareholders.

1.9. Where the number of members of the Board of Directors of the Company becomes less than the number making the quorum for meetings of the Board of Directors, the extraordinary General Meeting of Shareholders convened by decision of the Board of Directors on the basis of its own initiative to decide on election of a new Board of Directors, shall be held within 70 days from the date of resolution on its holding passed by the Board of Directors.

1.10. Except for the case described in 1.9 of these Provisions, any extraordinary General Meeting of Shareholders convened by decision of the Company's Board of Directors on the basis of its own initiative to decide on any matters within the frame of reference of the General Meeting of Shareholders, such as:

- premature termination of authority of the Board of Directors of the Company, and election of a new Board of Directors (when the number of members of the Board of Directors of the Company is not less than the quorum required to hold a meeting of the Board of Directors), or

- election of the Board of Directors (in case when the Board of Directors was not elected for whatever reason) –

shall be held within the date to be set by the Board of Directors of the Company, with regard to requirements of the effective laws and the Charter of the Company.

2. PROCEDURES OF PROPOSALS TO ENTER ITEMS ON THE AGENDA OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS, NOMINATIONS FOR BODIES OF THE COMPANY ELECTABLE BY THE GENERAL MEETING OF SHAREHOLDERS, AND REQUESTS FOR CONVENING OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS.

2.1. Proposals to enter any items on the agenda of the annual General Meeting of Shareholders, and nominations for bodies of the Company electable by the General Meeting of Shareholders may be entered, and requests to convene an extraordinary General Meeting may be presented by:

mailing them to the address (location) of the sole executive body of the Company found in the uniform State register of legal entities;

handing against signature to the person performing the functions of the sole executive body of the Company, to the Chairman of the Board of Directors of the Company, to the Corporate Secretary of the Company, or to another person authorized to receive written messages addressed to the Company;

facsimile message.

2.2. Proposals to enter any items on the agenda of the annual General Meeting of Shareholders, and nominations for bodies of the Company electable by the General Meeting of Shareholders shall contain information provided by Article 53 of the Federal Law on Corporations. A request to convene an extraordinary General Meeting of Shareholders shall contain information provided by Article 55 of the Federal Law on Corporations. Any nomination for bodies of the Company electable by the General Meeting of Shareholders that is contained in a request to convene an extraordinary General Meeting of Shareholders shall be regulated by the applicable requirements of Article 53 of the Federal Law on Corporations.

2.3. A proposal for the agenda of the annual General Meeting of Shareholders, a nomination for bodies of the Company electable by the General Meeting of Shareholders, or a request to convene an extraordinary General Meeting shall be deemed to be made by the Shareholders (or representatives thereof) signing them.

2.4. The percentage of voting share owned by the Shareholder(s) making a proposal for the agenda of the annual General Meeting of Shareholders, and/or a nomination for bodies of the Company electable by the General Meeting of Shareholders shall be defined as of the date of entering of such proposal.

The percentage of voting share owned by the Shareholder(s) requesting to convene an extraordinary General Meeting shall be defined as of the date of laying such a request.

2.5. Where a proposal for the agenda of the annual General Meeting of Shareholders, a nomination for bodies of the Company electable by the General Meeting of Shareholders, or a request to convene an extraordinary General Meeting is signed by a representative of the Shareholder, such proposal (request) shall have an attached letter of attorney (or its officially notarized copy) containing information on the person represented and on the representative, which under the Federal Law on Corporations shall be contained in a letter of attorney for voting documented in compliance with the requirements of the Federal Law on Corporations for documenting of a letter of attorney for voting.

2.6. Where a proposal for the agenda of the annual General Meeting of Shareholders, a nomination for bodies of the Company electable by the General Meeting of Shareholders, or a request to convene an extraordinary General Meeting is signed by a Shareholder (or representative thereof) whose rights to shares are accounted by a deposit account at a depositary, such proposal (request) shall have an attached extract from the deposit account at the depositary accounting the rights to such shares.

2.7. In case of nominations for the Board of Directors or Auditing Committee of the Company, the proposal may have an attached written consent of the nominee and information on the nominee that are to be presented to persons authorized to participate in the General Meeting during its preparation.

2.8. Where a proposal for the agenda of the annual General Meeting of Shareholders or a nomination for bodies of the Company electable by the General Meeting of Shareholders is mailed, the date of entry of such proposal shall be the date shown on the date stamping verifying the date of mailing.

Where a request to convene an extraordinary General Meeting is sent in a non-registered letter or another non-registered mailing, the date of laying such a request shall be the date shown on the date stamping verifying the date of receipt of the mailing, and where a request to convene an extraordinary General Meeting is sent in a registered letter or another -registered mailing, the date of handing of the mailing to the addressee against signature.

2.9. If a proposal for the agenda of the annual General Meeting, or nomination for a body of the Company electable by the General Meeting of Shareholders, or a request to convene an extraordinary

General Meeting is handed against signature, the date of such handing shall be deemed the date of filing of such proposal or request.

2.10. Where a proposal for the agenda of the annual General Meeting of Shareholders, a nomination for bodies of the Company electable by the General Meeting of Shareholders, or a request to convene an extraordinary General Meeting is sent in a facsimile message, the date of entry of such proposal or request shall be the date of receipt of the message in the procedure as per the 2nd paragraph of this 2.10.

The facsimile message containing the proposal or request shall be sent to the fax No. of the Company and be received by the Company within the business hours as officially established in the Company. In the sending of the facsimile message, the copy of the transmitted text shall bear the name of the sender, the date and time of the transmission, and the name of the person in receipt. Furthermore, the sender shall require acknowledgement of the text, and the person in receipt shall acknowledge the same by sending a reply facsimile message.

When the Company receives the original of such proposal or request sent by facsimile, the date of entry of such proposal or request shall be the date of receipt of the facsimile message by the Company.

2.11. The Board of Directors of the Company shall consider the received proposals for the agenda of the annual General Meeting of Shareholders, or nominations for bodies of the Company electable by the General Meeting of Shareholders, and make appropriate decisions within five days from the deadline date of proposal filing as set by he Charter of the Company.

Proposals for the agenda of the annual General Meeting of Shareholders, or nominations for bodies of the Company electable by the General Meeting of Shareholders received by the Company after the deadline date shall also be reviewed by Board of Directors in the procedure provided by the effective laws.

2.12. Proposals for the agenda of the annual General Meeting of Shareholders, nominations for bodies of the Company electable by the General Meeting of Shareholders, or requests to convene an extraordinary General Meeting received by the Company may be withdrawn by the persons who entered the proposals and laid the requests. Such recall may be sent in any manner provided by 2.1 of these Provisions for sending proposals and requests. The date of receipt of the withdrawal shall in this case be deemed the date of receipt by the Company of the mailing, the date of personal handing of the withdrawal, or the date of receipt by the Company of the appropriate facsimile message.

3. PREPARATION OF THE GENERAL MEETING OF SHAREHOLDERS

3.1. In preparing for a General Meeting of Shareholders, the Company's Board of Directors shall define:

the format of such General Meeting of Shareholders;

date, place, and time of the General Meeting of Shareholders and the mail address to which filled-in tickets may be sent, or, when the General Meeting of Shareholders is held in a remote voting format, the deadline date of filing of voting tickets and the mail address to which the filled-in tickets may be sent;

starting time of registration of persons participating in the General Meeting of Shareholders;

date of drafting of the list of persons authorized to attend the General Meeting of Shareholders;

agenda of the General Meeting of Shareholders;

type(s) of preferred shares the owners whereof have the right to vote the items on the agenda of General Meeting of Shareholders;

the order of notifying the Shareholders of the convening of the General Meeting of Shareholders;

the list of information (materials) made available to the Shareholders during the preparation of the General Meeting of Shareholders, and the procedure of their issue;

the form and text of the voting tickets.

3.2. A General Meeting of Shareholders shall be held in the Russian Federation, either in St. Petersburg or in another city of location of a subsidiary or representative office of the Company.

3.3. When appointing the time for a General Meeting of Shareholders, the number of items on its agenda shall be considered. The time of the Meeting shall not be appointed earlier than 9:00 or later 22:00, local time.

3.4. When appointing the time for the beginning of registration of persons attending the General Meeting of Shareholders, the number of such persons on the respective list shall be considered.

3.5. When approving the agenda of a General Meeting of Shareholders, the Board of Directors of the Company may combine two or more items in the frame of reference of the General Meeting of Shareholders into one item on the agenda of the Meeting.

Such combination of items may only be acceptable when a decision on one of such items is impossible without a decision on some other interrelated items.

The items that shall not be so combined are:

items that are to be voted by different groups of voters,

items where a resolution requires different numbers of votes of the holders of voting shares attending the Meeting.

4. NOTICE OF THE GENERAL MEETING OF SHAREHOLDERS.

4.1. The notice of a General Meeting of Shareholders shall be served at least 20 days, and the notice of a General Meeting of Shareholders, the agenda of which contains an item of restructuring of the Company, shall be served at least 30 days in advance of the date of its holding.

If the proposed agenda of an extraordinary General Meeting of Shareholders contains an item of election of the Board of Directors of the Company, the notice of such extraordinary General Meeting of Shareholders shall be served at least 50 days in advance of the date of its holding.

The notice of the General Meeting of Shareholders shall be in a form provided by effective laws of the Russian Federation and by the Charter of the Company, in a procedure to be defined by the Board of Directors of the Company.

4.2. The notice of the General Meeting of Shareholders shall indicate:

the full corporate name of the Company and its place of business;

the format of such General Meeting of Shareholders (meeting, or remote voting);

date, place, and time of the General Meeting of Shareholders and the mail address to which filled-in tickets may be sent, or, when the General Meeting of Shareholders is held in a remote voting format, the deadline date of filing of voting tickets and the mail address to which the filled-in tickets may be sent;

starting time of registration of persons (or representatives thereof) participating in the General Meeting of Shareholders;

date of drafting of the list of persons authorized to attend the General Meeting of Shareholders;

agenda of the General Meeting of Shareholders;

procedure of verification of their authority by representatives of persons authorized to attend the General Meeting of Shareholders;

procedure of access to information (materials) that shall be supplied to persons authorized to attend the General Meeting for preparation for the General Meeting, and the address(es) where such information may be obtained (address / location of the sole executive body of the Company, and addresses of other locations where the information (materials) will be provided.)

4.3. The notice to the Shareholders of a General Meeting of Shareholders, the agenda of which contains items, the voting of which may entail accrual of the right to demand redemption of shares by the Company shall contain, apart from the information as per 4.2 above, information of:

any right of holders of the Company's voting shares to demand redemption by the Company of shares owned thereby, if such holders voted against the resolution or abstained from voting these items;

price and procedure of redemption of such shares.

4.4. The notice for Shareholders of an extraordinary General Meeting of Shareholders, the agenda of which contains an item of election of the Board of Directors Of the Company, shall contain, apart from the information in 4.2 of these provisions, also information on the procedure and schedule of nominations for the Board of Directors of the Company by Shareholder(s) jointly owning at least 2 percent of the voting shares of the Company.

4.5. Apart from the information described in 4.2 – 4.4 hereof, the notice of the General Meeting of Shareholders may contain other information on the procedures of the Shareholders' participation in the General Meeting of Shareholders.

5. QUORUM OF THE GENERAL MEETING OF SHAREHOLDERS. REPEATED GENERAL MEETING OF SHAREHOLDERS.

5.1. The General Meeting of Shareholders shall be deemed competent (having a quorum), if it is attended by the Shareholders jointly owning over one half of the placed voting shares of the Company.

Participants to a General Meeting of Shareholders shall be defined as Shareholders registered for participation therein, and Shareholders whose tickets are received not later than two days before the date of the General Meeting of Shareholders. Participants to a General Meeting of Shareholders held in the format of remote voting shall be defined as Shareholders whose tickets are received before the ticket filing deadline.

5.2. Where no quorum is available to hold an annual General Meeting of Shareholders, a repeated General Meeting of Shareholders shall be held with the same agenda. Where no quorum is available to hold an extraordinary General Meeting of Shareholders, a repeated General Meeting of Shareholders shall be held with the same agenda.

A repeated General Meeting of Shareholders shall be deemed competent (having a quorum), if it is attended by Shareholders jointly owning at least 30 percent of votes of the placed voting shares of the Company.

The notice of holding of a repeated General Meeting of Shareholders, and sending (handing) of voting tickets shall be completed at least 20 days in advance of the date of holding of such repeated General Meeting of Shareholders.

The notice of holding of a repeated General Meeting of Shareholders, the agenda of which contains an item of restructuring of the Company, shall be completed at least 30 days in advance of the date of holding of such repeated General Meeting of Shareholders.

When a repeated General Meeting of Shareholders is held earlier than 40 days after the abortive General Meeting of Shareholders, the persons authorized to attend such General Meeting of Shareholders shall be named in conformity with the list of persons who were authorized to attend the abortive General Meeting of Shareholders.

5.3. On the basis of quorum assessment results for agenda items of the General Meeting of Shareholders, the Registrar of the Company performing the functions of the Returning Board shall prepare a protocol of quorum assessment to be signed by persons authorized by the Registrar.

Where the quorum necessary to hold the General Meeting of Shareholders is available, the protocol of the quorum assessment shall be documented within 15 days after the closing of the Meeting or after the deadline date for voting ticket filing, when the Meeting is held in the remote voting format.

Where no quorum is available to hold a General Meeting of Shareholders, the protocol of the quorum assessment shall be documented within 15 days after the scheduled date of the abortive Meeting or after the scheduled ticket filing deadline date, if the abortive Meeting was to be held in the remote voting format.

6. GROUPS OF VOTERS AT THE GENERAL MEETING OF SHAREHOLDERS.

6.1. If the agenda of the General Meeting of Shareholders contains items to be voted by different groups of voters, the quorum for passing a resolution on such items shall be assessed separately. Furthermore, a lack of quorum for a resolution on items to be voted by one group of voters shall not impede passing a resolution on items to be voted by another group of voters where there is a quorum for a valid resolution.

6.2. The matters within the frame of reference of the General Meeting of Shareholders where the lists of voters shall be defined separately are as follows:

1) election of members of the Auditing Committee and premature termination of their authority;

2) resolutions on approval of transactions with vested interests;

3) relieving of a person which, individually or jointly with its affiliated persons, has purchased 30 or more percent of placed ordinary shares of the Company, of the requirement to purchase shares from other Shareholders of the Company;

4) restructuring of the Company;

5) winding up of the Company, appointment of a liquidation committee, and approval of the interim and the closing liquidation statement;

6) revisions of, and amendments to the Charter of the Company that restrict the rights of holders of a particular type of the Company's preferred shares, including cases of assessment or increase of the dividend rate and/or liquidation value to be paid on preferred of the preceding series, and other types of advantages provided to holders of preferred shares in the dividend payment priority and/or liquidation value of the shares.

6.3. The right to vote at the General Meeting of Shareholders in respect of the matter described in subparagraph 1 of 6.2 of these Provisions may be exercised by Shareholders of the Company voting any items within the frame of reference of the General Meeting of Shareholders, except for members of the Board of Directors of the Company or persons serving in executive bodies of the Company.

The right to vote at the General Meeting of Shareholders in respect of the matter described in subparagraph 2 of 6.2 of these Provisions may be exercised by Shareholders of the Company voting any items within the frame of reference of the General Meeting and not interested in the transaction.

The right to vote at the General Meeting of Shareholders in respect of the matter described in subparagraph 3 of 6.2 of these Provisions may be exercised by Shareholders of the Company voting any items within the frame of reference of the General Meeting except for a person that has individually purchased 30 or more percent of placed ordinary shares of the Company, and its affiliated persons.

The right to vote at the General Meeting of Shareholders in respect of the matter described in subparagraphs 4 and 5 of 6.2 of these Provisions may be exercised by holders of the Company's ordinary shares and by holders of the Company's preferred shares of each type.

The right to vote at the General Meeting of Shareholders in respect of the matter described in subparagraph 6 of 6.2 of these Provisions may be exercised by Shareholders of the Company voting any items within the frame of reference of the General Meeting, and by holders of the Company's preferred shares of each type where the rights are restricted.

6.4. The lists of voters for particular items on the agenda of the General Meeting of Shareholders shall be finalized by the date of preparing of the list of persons authorized to attend the General Meeting of Shareholders.

6.5. Where the quorum for different agenda items of the Meeting is to be assessed separately, the quorum assessment protocol shall indicate the information on the quorum (or lack thereof) for each of such items.

7. BODIES FORMED FOR CONDUCT OF A GENERAL MEETING OF SHAREHOLDERS.

7.1. The chairperson of the General Meeting of Shareholders shall be the person defined by the Charter of the Company. The chairperson of the General Meeting of Shareholders shall preside at the Meeting, and in particular,

1) announce the opening and closing of the Meeting,

2) introduce the persons presenting information on the agenda items,

3) control the progress of discussion of agenda items,

4) perform other functions provided by these Provisions.

7.2. The chairperson of the Meeting may initiate forming of a Presidium of the General Meeting of Shareholders to assist in presiding at the Meeting.

The chairperson and members of the Presidium shall jointly preside at the General Meeting of Shareholders, and perform the functions provided by subparagraphs 1 – 3 of 7.1 of these Provisions.

7.3. If the person to preside at the General Meeting according to the Charter of the Company is missing at an extraordinary General Meeting held by decision of the Company's bodies or persons entitled to request an extraordinary General Meeting, the chairperson of the General Meeting shall be the person (or representative thereof) who made the decision to hold an extraordinary General Meeting, or, if the decision to hold an extraordinary General Meeting was made by several persons or members of the Company's congregate body, one of such persons at their discretion.

7.4. To keep minutes of the General Meeting of Shareholders, the chairperson of the General Meeting of Shareholders appoints a Secretary (Secretariat) of the General Meeting of Shareholders.

7.5. If a Corporate Secretary of the Company is appointed in the Company, the Corporate Secretary shall perform the following functions as Secretary of the General Meeting of Shareholders:

1) necessary actions to ensure preparation and conduct of the General Meeting of Shareholders in compliance with the requirements of the law, the Charter and other internal documents of the Company, on the basis of the decision to convene the General Meeting of Shareholders, made by the Board of Directors of the Company or other bodies or persons in accordance with the requirements of the law and the Charter of the Company;

2) preparation of instructions to the Registrar of the Company to draft a list of persons authorized to participate in the General Meeting of Shareholders and a list of persons entitled to dividends on shares;

3) documenting of materials to be presented to the General Meeting of Shareholders, providing of access thereto, certifying and copying necessary documents by of persons authorized to participate in the General Meeting of Shareholders;

4) notifying of the convening of the General Meeting of Shareholders of all the personnel in the executive and controlling bodies of the Company;

5) collection of filled-in voting tickets received by the Company at the addresses dedicated for their mailing, and timely delivery of such tickets to the Registrar of the Company performing the functions of the Returning Board;

6) replies to questions of participants to the General Meeting related to the procedure of its conduct, application of these Provisions and compliance with the requirements of the effective laws, and actions to settle conflicts should they arise in relation to the procedure of preparation and conduct of the General Meeting of Shareholders;

7) keeping minutes of the General Meeting of Shareholders;

Where the Corporate Secretary is not appointed or is absent from the General Meeting of Shareholders or at a certain stage of its preparation, such functions shall be performed by the Secretary of the Meeting and/or by other officials of the Company.

7.6. The Company Registrar performs the functions of the Company's returning board. In doing so, the Company Registrar shall verify the authority of, and register persons participating in the General

Meeting of Shareholders, assess the quorum of the General Meeting of Shareholders, clarify matters arising in respect of exercise of Shareholders (or representatives thereof) of their right to vote at the General Meeting, explain the procedure of voting of items put to vote, maintain the established order of voting and ensure the rights of Shareholders to participation in the voting, count the ballot and summarize the voting results, prepare a protocol on the voting results, stores the voting tickets in an archive, and perform other functions provided by these Provisions.

In performing the functions of the Returning Board, the Registrar of the Company may:

- keep logbooks and other records or registers of any format at its discretion;

- select the format of protocols to be documented at its own discretion and with regard to the requirements of the effective laws and these Provisions.

8. PROCEDURES OF CONDUCT OF THE GENERAL MEETING OF SHAREHOLDERS AND VOTING OF AGENDA ITEMS OF THE GENERAL MEETING OF SHAREHOLDERS HELD IN THE "MEETING" FORMAT (JOINT ATTENDANCE OF SHAREHOLDERS TO DISCUSS THE AGENDA ITEMS AND PASS RESOLUTIONS ON THE ITEMS PUT TO VOTE).

8.1. Persons (or representatives thereof) included on the list of persons authorized to participate in the General Meeting shall be registered for participation in the General Meeting, except for the persons (or representatives thereof) whose voting tickets were received at least two days in advance of the date of the Meeting.

Should the Company or the Registrar performing the functions of the Returning Board receive from a person authorized to attend the General Meeting of Shareholders a notification of replacement (recall) of its representative prior to registration of the representative whose authority is thus terminated, such person authorized to attend the General Meeting of Shareholders (and in particular, its new representative acting on the basis of a letter of attorney for voting) shall be registered for participation in the General Meeting.

Persons (or representatives thereof) authorized to participate in the General Meeting of Shareholders whose voting tickets were received at least two days in advance of the date of the General Meeting of Shareholders may attend the General Meeting.

Any person (or representatives thereof) authorized to participate in the Meeting and having put his/her signature in the respective register book of the Returning Board shall be considered as registered at General Meeting of Shareholders.

8.2. A General Meeting of Shareholders held in the "meeting" format may be opened if the quorum is provided by the scheduled time of its beginning for at least one item on the agenda of the Meeting. Registration of those persons authorized to participate in the General Meeting who have not been registered for participation before its opening shall be stopped at the end of discussion of the last item on the agenda of the Meeting where the quorum is provided.

8.3. Where no quorum is provided for any of the agenda items at the beginning of the General Meeting of Shareholders, the Registrar performing the functions of the Returning Board shall notify the chairperson of the General Meeting of Shareholders accordingly. The chairperson of the Meeting shall make decision on the time to which the General Meeting of Shareholders is to be postponed. In this case, the opening of the General Meeting of Shareholders may not be postponed by more than 2 hours.

Should the opening of the General Meeting of Shareholders be postponed, the minutes of the General Meeting of Shareholders shall record the actual time of its opening.

8.4. Items shall be addressed at the General Meeting of Shareholders as per the order of priority stated in the approved agenda.

The order of priority may be revised by decision of the Chairperson of the Meeting.

8.5. Discussion of agenda items of the General Meeting of Shareholders consists in presenting information on such items to persons attending the Meeting and in providing them (where necessary) with explanations on agenda items and on the information so presented.

Items on the agenda of the Meeting shall be discussed in the procedure defined by 8.6 – 8.9 hereof.

8.6. Information on agenda items being discussed shall be presented to persons attending the Meeting in the form of speeches (reports) by:

speakers appointed by the chairperson of the Meeting;

persons (or representative thereof) attending the Meeting who announce their intention to provide additional information on any items on the agenda. Such announcements shall be sent in writing to the Chairperson of the General Meeting of Shareholders prior to discussion of the respective agenda item. The announcement shall indicate the name (title) of the person, the wording of the item on which the

information is to be provided, the time needed for the presentation, and the number of votes, which the person may use to vote the agenda item in question.

8.7. Each person (or representative thereof) attending the Meeting may apply for explanations on any item on the agenda and information presented thereon to the chairperson of the Meeting, to members of the Presidium of the Meeting, or to the person(s) who presented the information. Such application shall be handed in writing. to the chairperson of the General Meeting of Shareholders prior to discussion of the next item on the agenda, indicating the name (title) of the person attending the Meeting, and the number of votes that the person may ballot with on the agenda item being discussed.

Each written application when properly documented shall be considered during the Meeting.

If the chairperson of the Meeting, a member of the Presidium, or the person(s) providing the information find it impracticable to give an exhausting explanation immediately, or if the person (or representative thereof) attending the Meeting demands a written explanation of the matter concerning such person, such written explanation shall be sent to the applying person within 10 days after the closing of the General Meeting of Shareholders. A written explanation may only be given subject to proper documenting of the application as per the 1st paragraph of this 8.7.

8.8. The time for speeches (reports) on items on the agenda and for explanations in reply to applications received shall be defined by the chairperson of the Meeting. However,

- at least 10 minutes, but not more than 45 minutes, shall be granted to a speaker appointed by the chairperson of the Meeting;
- at least 5 minutes shall be granted to a person (or representative thereof) attending the Meeting who presents additional information on an agenda item;
- at least 10 minutes shall be allotted for a statement for explanations in reply to an application received.

The time on the floor granted by the chairperson of the Meeting need not be fully used by a speaker.

The chairperson of the Meeting shall not comment on speeches, or interrupt any speaker, except for cases when the speaker violates the procedure of the conduct of the Meeting provided by these Provisions.

The time for discussion of one item on the agenda shall not exceed 40 minutes (disregarding the time on the floor of speakers appointed by the chairperson of the Meeting).

8.9. The chairperson of the Meeting shall define intermissions in the proceedings of the General Meeting of Shareholders and their duration as necessary.

An intermission in the proceedings of the General Meeting of Shareholders may not be announced during the discussion of an item on the agenda.

8.10. The persons (or representative thereof) who have been registered for participation in the General Meeting of Shareholders shall be given the opportunity to vote the Meeting's agenda items at any time from the moment of opening of the Meeting till the lapse of the voting time as defined in accordance with 8.11 hereof and the beginning of ballot count for the agenda items.

8.11. After the last agenda item of the General Meeting of Shareholders where the quorum is provided has been discussed, the chairperson of the Meeting shall additionally allot at least 30 minutes to vote the items on the agenda of the Meeting.

8.12. The counted ballots and resolutions passed by the General Meeting may be

1) announced at the General Meeting of Shareholders,

or

2) made known to persons authorized to participate in the Meeting in the established procedure.

8.13. The General Meeting of Shareholders shall be closed:

1) when all the resolutions passed by the Meeting during the session, and the counted ballots (in the case provided by subparagraph 1 of 8.12 hereof) have been announced, or

2) when the time scheduled for voting the agenda items as per 8.11 of these Provisions (in the case provided by paragraph 2 of 8.12 hereof) has elapsed.

A General Meeting where the quorum was provided by the moment of its opening only for some of the agenda items shall not be closed if, by the end of registration, any persons have been registered whose registration ensures the quorum for passing resolutions on the remaining agenda items of the General Meeting.

9. VOTING TICKET OF THE GENERAL MEETING OF SHAREHOLDERS.

9.1. Any items on the agenda of the General Meeting of Shareholders may only be voted with voting tickets.

A voting ticket shall be mailed or handed against signature to each person on the list of persons authorized to attend a General Meeting of Shareholders at least 20 days in advance of the General Meeting of Shareholders. Such ticket shall be mailed in a registered letter.

If so requested by persons being registered for participation in a General Meeting held in the "meeting" format, whose voting tickets have not been received by the Company, or were received later than two days in advance of the Meeting, they may be issued only voting tickets with a mark of their repeated issue.

If, during a General Meeting of Shareholders held in the "meeting" format, the Company or the Registrar performing the functions of the Returning Board receive from a person authorized to attend the General Meeting of Shareholders a notification of replacement (recall) of its representative prior to registration of the representative whose authority is thus terminated, voting tickets shall be issued to such person authorized to attend the General Meeting of Shareholders (and in particular, to its new representative acting on the basis of a letter of attorney for voting).

9.2. Each voting ticket shall contain:

the full corporate name of the Company and its place of business;

format of the General Meeting of Shareholders (meeting or remote voting);

date, place, and time of the General Meeting of Shareholders, and the mail address to which filled-in voting tickets may be sent, or, when the General Meeting of Shareholders is held in the remote voting format, the deadline date of filing of voting tickets and the mail address to which filled-in voting tickets shall be sent;

wordings of resolutions on each item (or name of each nominee) in the voting of which the ticket shall be used;

voting alternatives for each item of the agenda expressed by the terms "yea", "nay", or "abstained", and if the voting ticket is intended for cumulative voting in the election of members of the Board of Directors, also a space to indicate, opposite each nominee's name, the number of votes given to the respective nominee by the General Meeting participant who chose the "yea" alternative;

indication that the members of the Board of Directors of the Company shall be elected by cumulative voting, and explanation of the cumulative voting method;

reminder that the voting ticket shall be signed by the Shareholder;

other information provided by the effective laws.

In addition to the above, the voting ticket may contain:

wording of each item put to vote, and priority of its discussion;

method of marking of the selected voting alternative;

full name (title) of the person authorized to attend a General Meeting of Shareholders;

the number of votes that may be cast by a person authorized to participate in a General Meeting of Shareholders on each item on the agenda;

other information to be defined by the Board of Directors of the Company.

The voting ticket shall not contain two or more agenda items of the General Meeting of Shareholders if these items are to be balloted by different groups of voters.

9.3. Invalid voting tickets are:

1) tickets where the voter has left more than one voting alternative;

2) tickets received by the Company and signed by a representative acting on the basis of a letter of attorney to vote, if the Company or the Registrar performing the functions of the Returning Board receive a notification of replacement (recall) of such representative at least two days in advance of the date of the General Meeting;

3) two or more filled-in tickets of one person found with different voting alternatives left for one item of the agenda of the Meeting;

4) a ticket for voting in the election of members of the Auditing Committee of the Company where the "yea" alternative is left for a larger number of nominees than the number of persons to be elected to the Auditing Committee of the Company;

5) a ticket for cumulative voting in the election of members of the Board of Directors, where the number of votes in favor of one nominee (as distributed between two or more nominees) exceeds the number of votes that the Shareholder might use;

6) a ticket without the signature of the Shareholder (or its representative), and/or with other omissions in the ticket filling procedure.

9.4. Where a voting ticket contains several items put to vote, its invalidity admitted in respect of one or several items shall not entail its acknowledgement as invalid for voting in general.

9.5. The votes represented by a voting ticket found invalid in respect of one, several, or all of the items that are to be voted with such ticket shall not be counted when counting ballot for the items in respect of which the ticket is found invalid.

Acknowledgement of a voting ticket as invalid for voting of one, several, or all of the items that are to be voted with such ticket shall not imply cancellation of votes of such ticket when assessing the quorum.

10. COSTS OF PREPARATION AND CONDUCT OF A GENERAL MEETING OF SHAREHOLDERS.

10.1. The Managing Board of the Company shall prepare and approve the list of costs of preparation and conduct of the annual General Meeting of Shareholders and an extraordinary General Meeting of Shareholders held by decision of the Board of Directors of the Company on the basis of its own initiative, a request by the Auditing Committee of the Company, the Company Auditor, or any Shareholder(s) jointly owning at least 10 percent of the Company's voting shares as of the date of filing of such request.

10.2. When the Board of Directors of the Company, within the scheduled date, does not make a decision to convene an extraordinary General Meeting of Shareholders, or a decision denying its convening is made, and the extraordinary General Meeting of Shareholders is convened by bodies and persons demanding its convening, while the General Meeting of Shareholders has passed a resolution for compensations of costs of preparation and conduct of an extraordinary General Meeting of Shareholders at the Company's expense, such compensation applies only to documentally proved costs incurred by the bodies and persons that were authorized to convene and conduct such extraordinary General Meeting of Shareholders.

11. PROCEDURE OF APPROVAL AND REVISION OF THESE PROVISIONS

11.1. These Provisions shall be approved by the General Meeting of Shareholders by the majority of votes of holders of the Company's voting shares.

11.2. These Provisions may be revised or extended by the General Meeting of Shareholders by the majority of votes of holders of the Company's voting shares.

11.3. If, as a result of a revision of the Russian Federation laws of the Company's Charter, any clauses of these Provisions are found to be in conflict therewith, the Provisions shall be applied wherever it does not contradict the effective laws and the Company's Charter.

7. DRAFT NEW VERSION OF THE PROVISIONS ON THE BOARD OF DIRECTORS OF THE COMPANY

APPROVED BY
(extraordinary) joint General Meeting of Shareholders
of OJSC North-West Telecom
Minutes No. __-__ of __.__., 200_

Chairperson, General Meeting of Shareholders

A. A. Sysoyev

PROVISIONS
ON THE BOARD OF DIRECTORS
(Version 02 – 03)

St. Petersburg
2003

1. GENERAL

1.1. These Provisions on the Board of Directors (hereafter "the Provisions") shall, in compliance with the Civil Code of the Russian Federation, the Federal Law on Corporations, and the Charter of the North-West Telecom Open Joint Stock Company (hereafter "the Company), define the schedule and procedure of convening and conduct of meetings of the Board of Directors, and the rates and procedure of payment of rewards and compensations to the members of the Board of Directors of the Company.

1.2. The Board of Directors is a congregate controlling body of the Company providing general control of its activity, except for matters referred by federal laws and the Charter of the Company to the frame of reference of the General Meeting of Shareholders of the Company.

2. PURPOSE AND PHILOSOPHY OF THE BOARD OF DIRECTORS

2.1. The purposes of the Board of Directors are maximum profits and increase of assets of the Company, protection of rights and lawful interests of the Shareholders, and complete, reliable, and unbiased information on the Company.

2.2. To implement the above purposes, the Board of Directors shall be guided by the following philosophy:

- decisions made on the basis of reliable information on the Company's activity;
- unrestricted rights of the Shareholders to participation in control of the Company's business, to dividends, and to information on the Company;
- well-balanced interests of different groups of Shareholders, and the most unbiased resolutions passed by the Board of Directors for the benefit of all the Shareholders of the Company.

3. RIGHTS AND DUTIES OF A MEMBER OF THE BOARD OF DIRECTORS, AND THE PROCEDURE OF THEIR EXERCISE

3.1. A member of the Board of Directors has the right to:

3.1.1. demand from the Company's executives any information on the Company's business, as well as documents provided by Article 89 of the Federal Law on Corporations, in the procedure as per these Provisions;

3.1.2. a reward for performing his/her duties, and a compensation for costs related to performing of the functions of a member of the Board of Directors, in the cases and amounts as defined by these Provisions;

3.1.3. request entering in the minutes of a meeting of the Board of Directors of his/her dissenting opinion on agenda items, or resolutions to be passed.

3.2. A member of the Board of Directors shall:

3.2.1. be loyal to the Company, i.e. avoiding using his/her position in the Company for the benefit of other persons;

3.2.2. act within the limits of his/her rights in conformity with the purposes and philosophy of the Board of Directors;

3.2.3. act reasonably and in good faith in respect of the Company's business;

3.2.4. avoid disclosing any confidential information on the Company's business that may become known to him/her;

3.2.5. initiate meetings of the Board of Directors to decide on urgent matters;

3.2.6. participate in decision-making by the Board of Directors by voting items on the agenda of its meetings;

3.2.7. make justified decisions, and for this purpose, study all relevant information (materials);

3.2.8. assess risks and unfavorable effects in decision making;

3.2.9. timely inform the Company of his/her affiliation and any changes thereof;

3.2.10. inform the Board of Directors of expected transactions where such member may be found interested.

3.3. The activity of a member of the Board of Directors shall be continuous and not restricted to participation in decision making by the Board of Directors.

3.4. The Company shall, by verbal or written request of a member of the Board of Directors, provide to such member access to information or documents as stipulated in 3.1.1 of these Provisions.

Such requested information or documents shall be made available to the member of the Board of Directors within five days from the date of such request.

The Company shall, when requested by a member of the Board of Directors, provide such member with copies of documents requested thereby.

4. CHAIRMAN OF THE BOARD OF DIRECTORS

4.1. The Chairman of the Board of Directors is elected by members of the Board of Directors out of their number at its first meeting by a majority of votes of the attending members of the Board of Directors.

4.2. The person performing the functions of the sole executive body of the Company may not simultaneously be Chairman of the Board of Directors.

4.3. The Board of Directors may re-elect the Chairman of the Board of Directors at any time.

4.4. The members of the Board of Directors may elect a deputy to the Chairman. When the Chairman of the Board of Directors is absent, all his functions (including the right to sign documents) shall be performed by his deputy, and when the latter is not available, by one of the members of the Board of Directors by a decision of the Board of Directors to be passed by a majority of votes of its members attending the meeting.

4.5. The Chairman of the Board of Directors shall manage the activity of the Board of Directors, convene its meetings and preside at them, and supervise keeping minutes of such meetings.

4.6. The Chairman of the Board of Directors не вправе поручить выполнение своих функций другому лицу.

5. SECRETARY TO THE BOARD OF DIRECTORS

5.1. The Secretary to the Board of Directors is appointed by members of the Board of Directors at its first meeting by a majority of votes of the members of the Board of Directors attending such meeting.

5.2. The Board of Directors may at any time dismiss the Secretary to the Board of Directors and appoint a new Secretary to the Board of Directors.

5.3. When the Secretary to the Board of Directors is absent, his/her functions are assigned to another person elected by a majority of votes of the members of the Board of Directors attending the meeting.

5.4. The Secretary to the Board of Directors may:

5.4.1. demand from the Company's executives any information or documents needed to prepare materials on the agenda items of meetings of the Board of Directors;

5.4.2. be paid a reward for performing of his/her functions, and a compensation for costs related to performing of the functions of Secretary to the Board of Directors, in the amount and procedure to be defined by decision of the Board of Directors.

5.5. The Secretary to the Board of Directors shall:

5.5.1. keep and document minutes of meetings of the Board of Directors;

5.5.2. keep record of, and store incoming documents and copies of outgoing documents of the Board of Directors;

5.5.3. inform the members of the Board of Directors of scheduled meetings of the Board of Directors in the procedure and within the dates as provided by these Provisions;

5.5.4. send to the members of the Board of Directors any materials necessary for study of items on the agenda of a meeting of the Board of Directors, in the procedure and within the dates as provided by these Provisions;

5.5.5. perform other functions provided by these Provisions.

6. MEETING OF THE BOARD OF DIRECTORS

6.1. A meeting of the Board of Directors may be held in the joint attendance format (including the use of conference communication) or by remote voting..

6.2. Meetings of the Board of Directors shall be held regularly and in accordance with the schedule approved at the meeting of the Board of Directors. Where necessary, the Board of Directors may review items not included in the schedule.

6.3. A meeting of the Board of Directors shall be convened by the Chairman of the Board of Directors by his own initiative, by request of a member of the Board of Directors, Auditing Committee, Company Auditor, the sole or congregate executive body of the Company, or by request of any Shareholder(s) jointly owning at least 5 percent of the Company's voting shares.

6.4. A request to convene a meeting of the Board of Directors shall contain the following information:

6.4.1. name of the initiator of such convening, or name of the body or legal entity so requesting;

6.4.2. where the convening is requested by a Shareholder, the number and category (type) of shares owned thereby;

6.4.3. format of the meeting (joint attendance or remote voting);

6.4.4. date of the meeting when held in the joint attendance format, or the deadline date for filing of written opinions on the agenda items from members of the Board of Directors, in case of remote voting;

6.4.5. agenda of the meeting;

6.4.6. list of information (materials) to be supplied to members of the Board of Directors к for the meeting.

In addition, a request to convene a meeting of the Board of Directors may contain the following information:

6.4.7. time and place of the meeting (in case of the personal attendance format);

6.4.8. draft resolutions on the agenda items;

6.4.9. other information as deemed necessary by the initiator of convening of the meeting.

6.5. The notice of the meeting of the Board of Directors to be convened shall be sent to each member of the Board of Directors complete with the necessary materials at least 14 days in advance of the meeting.

If, in compliance with the effective laws, the meeting of the Board of Directors has to be held within a shorter period, the deadline for sending of the notice date complete with the necessary materials shall be reduced.

Where the agenda contains an item on the Company's budget (its approval, updating, or implementation results), the notice of the meeting of the Board of Directors, complete with materials necessary to review this item, shall be sent to the members of the Board of Directors at least 20 days in advance of the meeting when held in the joint attendance format (the deadline date for filing of written opinions on the agenda items from members of the Board of Directors, in case of remote voting.)

All the above dates may also be reduced when any items have to be decided urgently, provided that none of the members of the Board of Directors objects.

The notice of the meeting shall be sent to the members of the Board of Directors in writing, or in another form convenient to them (such as mail, telegraph, teletype, telephone, electronic, or other communication.)

The notice of the meeting shall contain information described in 6.4.3.-6.4.8 of these Provisions, and indicate the address where the members of the Board of Directors may send their written opinion.

Where any circumstances occur that make the conduct of the meeting of the Board of Directors impracticable or impeded at the place and/or time of which the members of the Board of Directors were notified, a meeting may be held to the pre-scheduled agenda at another place and/or time.

All the members of the Board of Directors shall be notified of any change in the place and/or time of the meeting of the Board of Directors, allowing for a reasonably sufficient time for the members of the Board of Directors to arrive at such meeting. A notification of such changes may be sent to the members of the Board of Directors in any form ensuring its receipt by any member of the Board of Directors at such member's or at the location where such member collects his/her mail.

The first (kick-off) meeting of the Board of Directors shall be held, without prior circulation of notices, on the day of the General Meeting of Shareholders where this Board of Directors was elected (provided that the resolutions on the item of election of members of the Board of Directors, and the respective voting results were announced at the General Meeting of Shareholders during which the voting took place.)

6.6. When the Board of Directors makes its decisions, its members attending the meeting shall express their opinion on the agenda items by voting.

6.7. When a member of the Board of Directors cannot personally attend its meeting, or when a meeting is held in the remote voting format, such member of the Board of Directors shall express his/her opinin on the agenda items in writing.

Where such written opinion of the member of the Board of Directors contains this member's vote, it shall be considered in assessing the quorum and the voting results.

Such written opinion shall be presented by the member of the Board of Directors prior to the meeting of the Board of Directors, or, when the meeting is held in the remote voting format, within the deadline date of filing of written opinions from members of the Board of Directors.

6.8. The chairperson shall read out the written opinion of any member of the Board of Directors absent at the meeting of the Board of Directors prior to voting the agenda item to which the opinion relates.

If such received written opinion contains a draft resolution materially differing from the initial draft resolution, the Secretary to the Board of Directors shall, prior to documenting of the minutes, make such opinion available to other members of the Board of Directors, inviting them to express their attitude thereto by voting, in writing or in another form convenient to them (such as mail, telegraph, teletype, telephone, electronic, or other communication.)

6.9. Prior to making a decision on an item that was previewed by committees of the Board of Directors, the members of the Board of Directors shall be enabled to preview the opinions (recommendations) of the respective committees.

6.10. In passing resolutions at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote.

A member of the Board of Directors may not delegate his/her right to vote to another person, and in particular, to another member of the Board of Directors.

Where the cast votes of the members of the Board of Directors split even, the Chairman of the Board of Directors shall have the decisive vote.

6.11. The Secretary to the Board of Directors shall keep minutes at the meeting of the Board of Directors.

The minutes of a meeting of the Board of Directors shall be finalized within *5* days from its closing, when held in the joint attendance format (the deadline date for filing of written opinions, in case of remote voting).

The minutes of a meeting shall indicate:

• its time and place when held in the joint attendance format, or the place of the minutes drafting and the deadline date for filing of written opinions from members of the Board of Directors, in case of remote voting;

• persons attending the meeting (when held in the joint attendance format);

• persons communicating their written opinion on the agenda items;

• agenda of the meeting;

• items put to vote, and the respective voting results;

• resolutions passed.

The minutes of a meeting of the Board of Directors shall be signed by the person presiding at the meeting.

When the written opinion of a member of the Board of Directors is considered in assessing the quorum and and the agenda item voting results, the written opinions on agenda items received from members of the Board of Directors shall be attached to the minutes as appendices.

The Company shall keep the minutes of meetings of the Board of Directors at the head office of its executive body in the procedure and for the period as defined the the federal executive body regulating the securities market. Where such periods are not defined, the Company shall store the minutes of meetings of the Board of Directors permanently.

The Company shall provide access to the minutes of meetings of the Board of Directors to Shareholders, and to members of the Board of Directors, Auditing Committee, and Company Auditor.

6.12. When, in accordance with the Company's Charter, a resolution shall be passed by a majority of three quarters or by a solid vote of all the members of the Board of Directors, disregarding the votes of drop-out members of the Board of Directors. Drop-out members of the Board of Directors shall be understood as deceased, untraceable, or incapable persons.

7. REWARD TO MEMBERS OF THE BOARD OF DIRECTORS AND COMPENSATION FOR THEIR COSTS RELATED TO PERFORMING OF THEIR DUTIES

7.1. Members of the Board of Directors of the Company, during their service period, shall be paid a reward and compensated for costs related to their performing of duties of members of the Board of Directors.

7.2. The reward to members of the Board of Directors shall comprise a quarterly and an annual reward.

7.3. The quarterly reward to each member of the Board of Directors shall be rated as a percentage of the Company's earnings from the sale of goods, products, work, and services in the report quarter as per the accounting records of the Company.

The reward to the Chairman of the Board of Directors shall be rated by the factor of 1.3.

The reward to a member of the Board of Directors shall be reduced by:

30%, when such member attended less than one half of the meetings of the Board of Directors held in the personal attendance format;

100%, when such member attended less than one half of all the meetings of the Board of Directors.

The reward to a member of the Board of Directors for the quarter when a re-election of the Board of Directors took place shall be paid proportional to the time actually served in such quarter.

7.4. The annual reward for the entire body of the Board of Directors of the Company shall be rated as a percentage of the Company's net profit in the report quarter as per the Company's accounting data.

The amount of annual reward to each member of the Board of Directors shall be defined by decision of the Board of Directors simultaneously with the tentative approval of the Company's annual report.

7.5. The rate (percentage) of deductions for calculation of the quarterly and annual reward shall be defined by a resolution of the General Meeting of Shareholders electing the current membership of the Board of Directors.

7.6. Members of the Board of Directors shall be entitled to a interest in option schemes provided by the Company.

8. PROCEDURE OF APPROVAL AND REVISION OF THESE PROVISIONS

8.1. These Provisions shall be approved by the General Meeting of Shareholders by the majority of votes of holders of the Company's voting shares.

8.2. These Provisions may be revised or extended by the General Meeting of Shareholders by the majority of votes of holders of the Company's voting shares.

8.3. If, as a result of a revision of the Russian Federation laws of the Company's Charter, any clauses of these Provisions are found to be in conflict therewith, the Provisions shall be applied wherever it does not contradict the effective laws and the Company's Charter.

8. DRAFT NEW VERSION OF THE PROVISIONS ON THE MANAGING BOARD OF DIRECTORS OF THE COMPANY

APPROVED BY
(extraordinary) joint General Meeting of Shareholders
of OJSC North-West Telecom
Minutes No. __-__ of __.__. 200_

Chairman of the General Meeting of Shareholders

A. A. Sysoyev

PROVISIONS ON THE MANAGING BOARD
(Version 02 – 03)

St. Petersburg
2003

1. GENERAL

1.1. These Provisions on the Managing Board (hereafter "the Provisions") shall, in compliance with the Civil Code of the Russian Federation, the Federal Law on Corporations, and the Charter of the North-West Telecom Open Joint Stock Company (hereafter "the Company), define the schedule and procedure of convening and conduct of meetings of the Managing Board, and the procedure of decision making.

1.2. The Managing Board is a congregate executive body of the Company managing the current business of the Company.

2. PURPOSE AND PHILOSOPHY OF THE MANAGING BOARD

2.1. The purpose of the Managing Board is ensuring efficient business of the Company.

2.2. To comply with its purpose, the Managing Board shall be guided by the following philosophy:

- prompt making of the most unbiased decisions for the benefit of the Company and its Shareholders;
- fair, timely, and efficient implementation of decisions of the General Meeting of Shareholders and of the Board of Directors of the Company.

3. CHAIRMAN OF THE MANAGING BOARD

3.1. The functions of the Chairman of the Managing Board of the Company shall be performed by the person performing the functions of the sole executive body of the Company.

3.2. The Chairman of the Managing Board shall manage meetings of the Managing Board, preside at such meetings, sign all documents on behalf of the Company and the minutes of meetings of the Managing Board, and act on behalf of the Company in accordance with decisions of the Managing Board made within its frame of reference.

3.3. When the Chairman of the Managing Board is absent, and when a decision on any matters is urgently needed, the person performing the functions of General Manager shall convene a meeting of the Managing Board, preside at such meeting, and sign the minutes of the meeting.

4. SECRETARY TO THE MANAGING BOARD

4.1. The Secretary to the Managing Board shall be appointed by the members of the Managing Board at its first meeting by a majority of votes of the members of the Managing Board attending the meeting.

4.2. The Managing Board may at any time dismiss the Secretary to the Managing Board and appoint a new Secretary to the Managing Board.

4.3. When the Secretary to the Managing Board is absent, his/her functions are assigned to another person elected by a majority of votes of the members of the Managing Board attending the meeting.

4.4. The Secretary to the Managing Board may:

4.4.1. demand from the Company's executives any information or documents needed to prepare materials on the agenda items of meetings of the Managing Board;

4.4.2. be paid a reward for performing of his/her functions, and a compensation for costs related to performing of the functions of Secretary to the Managing Board, in the amount and procedure to be defined by decision of the Managing Board.

4.5. The Secretary to the Managing Board shall:

4.5.1. keep and document minutes of meetings of the Managing Board;

4.5.2. keep record of, and store incoming documents and copies of outgoing documents of the Managing Board;

4.5.3. inform members of the Managing Board on meetings of the Managing Board to be held, in the procedure and within the dates as per these Provisions;

4.5.4. supply members of the Managing Board with materials needed for review of items on the agenda of the Managing Board's meetings, in the procedure and within the dates as per these Provisions;

4.5.5. perform other functions provided by these Provisions.

5. MEETING OF THE MANAGING BOARD

5.1. Meetings of the Managing Board may be held in the joint attendance format (including the use of conference communication) or by remote voting.

5.2. Meetings of the Managing Board shall be held regularly and in accordance with the schedule approved at the meeting of the Managing Board. Where necessary, the Managing Board may review items not included in the work schedule.

5.3. A meeting of the Managing Board shall be convened by the Chairman of the Managing Board by his own initiative or by request of a member of the Managing Board.

5.4. The members of the Managing Board shall be advised of the convening of a meeting of the Managing Board, its format, its time and place (in case of the joint attendance format), and of its agenda, by the Secretary to the Managing Board in an arbitrary form, and at least five business days in advance of the meeting date.

Where any matters are to be decided urgently, the above period may be reduced.

Simultaneously with such notice, members of the Managing Board shall be supplied with all the necessary materials on the agenda items.

5.5. The quorum for a meeting of the Managing Board shall be at least one half of the number of appointed members of the Managing Board.

Where the number of members of the Managing Board becomes less than the number making the above quorum, the Board of Directors of the Company shall decide on the number and appointment of members of the Managing Board.

5.6. When the Managing Board has to make a decision, the members of the Managing Board attending its meeting shall express their opinion on the agenda items by voting.

5.7. When a member of the Managing Board cannot personally attend its meeting, or when a meeting is held in the remote voting format, such member of the Managing Board shall express his/her opinin on the agenda items in writing.

Where such written opinion of the member of the Managing Board contains this member's vote, it shall be considered in assessing the quorum and the voting results.

Such written opinion shall be presented by the member of of the Managing Board prior to the meeting of the Managing Board, or, when the meeting is held in the remote voting format, within the deadline date of filing of written opinions from members of the Managing Board.

The chairperson shall read out the written opinion of any member of the Managing Board absent at the meeting of the Managing Board prior to voting the agenda item to which the opinion relates.

5.8. Resolutions of a meeting of the Managing Board shall be passd by a majority of votes of the members of the Managing Board attending the meeting.

5.9. In passing resolutions at a meeting of the Managing Board, each member of the Managing Board shall have one vote.

A member of the Managing Board may not delegate his/her right to vote to another person, and in particular, to another member of the Managing Board.

Where the cast votes of the members of the Managing Board split even, the Chairman of the Managing Board shall have the decisive vote.

5.10. The Secretary to the Managing Board shall keep minutes at every meeting of the Managing Board.

The minutes of a meeting of the Managing Board shall be documented within 3 days after its completion.

The minutes of a meeting shall indicate:

• format of the meeting,

• its time and place (when the meeting is held in the joint attendance format),

• persons attending the meeting,

• format of participation of each member of the Managing Board in a meeting held in the joint attendance format (personal attendance of the meeting, participation via confefence communication, a documented written opinion),

• agenda of the meeting;

• items put to the vote, an the voting results,;

• resolutions passed.

The minutes of a meeting of the Managing Board shall be signed by the chairperson of the meeting and the Secretary to the Managing Board.

The Company shall store the minutes of the Managing Board meetings at the head office of its executive body in the procedure and for the period as defined the the federal executive body regulating the securities market. Where such periods are not defined, the ·Company shall store the minutes of meetings of the Managing Board permanently.

The Company shall provide access to the minutes of meetings of the Managing Board.to members of the Board of Directors, Auditing Committee, and Shareholders jointly owning at least 25 percent of the Company's voting shares.

6. REWARD TO MEMBERS OF THE MANAGING BOARD AND COMPENSATION FOR THEIR COSTS RELATED TO PERFORMING OF THEIR DUTIES

6.1. Members of the Managing Board of the Company, during their service period, shall be paid a reward and compensated for costs related to their performing of duties of members of the Managing Board.

6.2. The reward shall be rated as a percentage of the Company's net profit in the report quarter as per the Company's accounting data, and shall be paid quarterly.

6.3. The amount of such reward, and its distribution among the members of the Managing Board shall be defined by a resolution of the Board of Directors to be initiated by the Chairman of the Managing Board.

6.4. The rate (percentage) of deductions for the reward shall be defined by a resolution of the Board of Directors.

6.5. Members of the Managing Board shall be entitled to a interest in option schemes provided by the Company.

7. PROCEDURE OF APPROVAL AND REVISION OF THESE PROVISIONS

7.1. These Provisions shall be approved by the General Meeting of Shareholders by the majority of votes of holders of the Company's voting shares.

7.2. These Provisions may be revised or extended by the General Meeting of Shareholders by the majority of votes of holders of the Company's voting shares.

7.3. If, as a result of a revision of the Russian Federation laws of the Company's Charter, any clauses of these Provisions are found to be in conflict therewith, the Provisions shall be applied wherever it does not contradict the effective laws and the Company's Charter.

9. DRAFT RESOLUTIONS ON THE AGENDA OF THE MEETING
February 14, 2003

Re. Item No. 1.
1.1 Prematurely terminate the authority of the members of the Board of Directors of the Company.

1.2 Elect a new Board of Directors out of the following list:
1.
...
11.

Re. Item No. 2.
2.1. Prematurely terminate the authority of Alexander A. Sysoyev as General Manager of the Company.

2.2. Appoint Alexander Abramovich Sysoyev General Manager of the Company for a term of two years.

Re. Item No. 3.
3.1. Prematurely terminate the authority of members of the Auditing Committee of the Company.

3.2 Elect a new Auditing Committee as per the following list.

Re. Item No. 4.
Approve the new version of the Charter of the Company.

Re. Item No. 5.
Approve the new version of the Provisions on the General Meeting of Shareholders of the Company.

Re. Item No. 6.
Approve the new version of the Provisions on the Board of Directors of the Company.

Re. Item No. 7.
Approve the new version of the Provisions on the Managing Board of the Company.

Re. Item No. 8.
Approve:
1. the amount of reward to members of the Board of Directors as per the period of their service duties actually performed:
    quarterly – to each member of the Board of Directors in the amount of 0.0065 % of the Company's earnings from the sale of goods, products, work, and services in the report quarter as per the accounting records of the Company;
    annual – for all the members of the Board of Directors as a body in the amount of 0.4% of the net profit amount for the report year as per the accounting records of the Company;
2. amount of compensation to members of the Board of Directors of the Company as the sum of proved costs related to their performing of functions of members of the Board of Directors.

Re. Item No. 9.
Approve:
1. amount of quarterly reward to each member of the Auditing Committee of the Company to be 50% of the sum of quarterly reward provided for each member of the Board of Directors of the Company.
2. amount of compensation to members of the Auditing Committee of the Company as the sum of proved costs related to their performing of functions of members of the Auditing Committee.

10. RESOLUTIONS OF THE BOARD OF DIRECTORS FOR PREPARATION OF THE MEETING

OF THE NORTH-WEST TELECOM OPEN JOINT STOCK COMPANY
EXTRACT FROM THE MEETING MINUTES NO. 39-02 (10)
(remote participation) City of St. Petersburg January 17, 2003

PARTICIPATED:

Chairman of the Board of Directors:

Valery N. Yashin - General Manager, OAO Sviazinvest

Members of the Board of Directors:

Vadim E. Belov - Deputy General Manager, OAO Sviazinvest
Yury A. Bilibin - Aide to General Manager, OAO Sviazinvest
Oleg A. Lebedinets - Manager, Analytical Department, Brunswick Investment Research Ltd.
Dmitry V. Levkovsky - Vice-President, NCH Advisors, Inc.
Anton I. Osipchuk
Irina M. Ragozina - Manager, Corporate Governance Department, OAO Sviazinvest
Ivan. I. Rodionov - Executive Manager, AIG – Brunswick Capital Management
Sergey V. Soldatenkov

In total, of 9 members of the Board of Directors, 9 persons attended the meeting. The quorum for resolutions is provided.
Secretary to the Board of Directors: Antonina A. Bondarenko

AGENDA:

1. Convening of an (extraordinary) joint General Meeting of Shareholders of the Company, defining the date, place, and time of its conduct, and setting a target date of drafting of the list of persons authorized to attend the Meeting, and the mail address to which filled-in voting tickets may be sent.
2. Approval of:
   2.1. Agenda of the (extraordinary) joint General Meeting of Shareholders;
   2.2. Text of the notice of the (extraordinary) joint General Meeting of Shareholders of the Company, and procedure of informing Shareholders of the Meeting;
   2.3. List of information (materials) submitted to the Shareholders during the preparation of the (extraordinary) joint General Meeting of Shareholders, and procedure of making this information available to Shareholders;

.....

The materials as per the Agenda were circulated to all members of the Board of Directors.

<u>**RESOLUTIONS:**</u>

RE. ITEM No. 1

1.1. In accordance with 3.6. of the TAKEOVER AGREEMENTS convene an (extraordinary) joint General Meeting of Shareholders of the North-West Telecom Open Joint Stock Company in the format of joint attendance of the Shareholders, with prior mailing (handing) of voting tickets (hereafter "the MEETING").

1.2. Approve the date, place, and time of the MEETING to be February 14, 2003 at 14 Sinopskaya nab., St. Petersburg, 13:00 (Moscow time). The time of beginning and the place of registration of Shareholders for participation in the MEETING shall be 10:00 (Moscow time) at the place of the MEETING.

1.3. Set December 16, 2002 as the target date of drafting of the list of persons authorized to attend the MEETING.

1.4. Circulate the voting tickets to Shareholders within January 24, 2003.

1.5. Approve the mail addresses to which filled-in voting tickets may be sent as follows:

- 26 ul. Bolshaya Morskaya, St. Petersburg 191186. Shareholders & Securities Dept., OJSC NWT;

- 15-A ul. Kalanchevskaya, Moscow 107078, OAO Registrator-Sviaz.

PASSED UNANIMOUSLY.

RE. ITEM No. 2

2.1. Approve the following agenda of the MEETING:

1. **Premature termination of authority of the members of the Board of Directors of the Company, and election of a new Board of Directors of the Company.**
2. **Premature termination of authority of Alexander A. Sysoyev as General Manager of the Company, appointment of a new General Manager of the Company, and setting a term of his/her service.**
3. **Premature termination of authority of the members of the Auditing Committee of the Company, and election of a new Auditing Committee of the Company.**
4. **Approval of the new version of the Charter of the Company.**
5. **Approval of the new version of the Provisions on the General Meeting of Shareholders of the Company.**
6. **Approval of the new version of the Provisions on the Board of Directors of the Company.**
7. **Approval of the new version of the Provisions on the Managing Board of the Company.**
8. **Rewards and compensations to members of the Board of Directors of the Company.**
9. **Rewards and compensations to members of the Auditing Committee of the Company.**

2.2.1. Approve the text of the notice of the MEETING with regard to the comments.

2.2.2. Publish the notice of the MEETING in the *Izvestia* newspaper within December 16, 2002.

2.3.1. Approve the following list of information (materials) submitted to the Shareholders during the preparation of the MEETING:

- **Notice of the MEETING**
- **Information on the nominees for the Board of Directors of the Company, including information on the given/withheld written consent of the nominees to election to the position**
- **Information on the nominees for the position of General Manager of the Company, including information on the given/withheld written consent of the nominees to election to the position**
- **Information on the nominees for the Auditing Committee of the Company, including information on the given/withheld written consent of the nominees to election to the position**
- **Draft new version of the Charter of the Company**
- **Draft new version of the Provisions on the General Meeting of Shareholders of the Company**
- **Draft new version of the Provisions on the Board of Directors of the Company**
- **Draft new version of the Provisions on the Managing Board of the Company**
- **Draft resolutions on the items of the MEETING's agenda**
- **Resolutions of the Board of Directors for preparation of the MEETING.**

2.3.2. Provide to Shareholders of the Company access to the information (materials) for the Meeting from January 24, 2003, on business days, from 10:00 till 16:00 (Moscow time), with the lunch break from 12:00 till 13:00, at the following addresses:

- *St. Petersburg, ul. Bolshaya Morskaya 24, Office 439, Shareholders and Securities Dept., OJSC NWT.*
- *Kaliningrad, ul. Bolnichnaya 24, 236040 (Kaliningrad Oblast Elektrosviaz, subsidiary of OJSC NWT)*
- *Pskov, Oktiabrsky pr. 5, Office 12 (Pskov Oblast Elektrosviaz, subsidiary of OJSC NWT)*
- *Veliky Novgorod, ul. Ludogoscha 2 (Novgorodtelecom, subsidiary of OJSC NWT)*
- *Petrozavodsk, ul. Dzerzhinskogo 5 (Republic of Karelia Elektrosviaz, subsidiary of OJSC NWT)*
- *Murmansk, pr. Lenina 82a (Murmanelektrosviaz, subsidiary of OJSC NWT)*
- *Cherepovets, ul. Kommunistov 29 (Cherepovetselektrosviaz, subsidiary of OJSC NWT)*
- *Vologda, Sovetsky pr. 4 (Vologda Oblast Elektrosviaz, subsidiary of OJSC NWT)*
- *Archangel, Troitsky pr. 45 (Archangel Oblast Artelecom, subsidiary of OJSC NWT)*

2.3.3. Place the information (materials) for the MEETING on the Company's site www.nwtelecom.ru .

PASSED UNANIMOUSLY.

Chairman of the Board of Directors — V. N. Yashin

Secretary to the Board of Directors — A. A. Bondarenko

THE BOARD OF DIRECTORS
OF THE NORTH-WEST TELECOM OPEN JOINT STOCK COMPANY
MEETING MINUTES NO N 1-03
(remote participation)
City of St. Petersburg January 17, 2003

PARTICIPATED:
Chairman of the Board of Directors:
Valery N. Yashin - General Manager, OAO Sviazinvest
Members of the Board of Directors:
Vadim E. Belov - Deputy General Manager, OAO Sviazinvest
Yury A. Bilibin - Aide to General Manager, OAO Sviazinvest
Oleg A. Lebedinets - Manager, Analytical Department, Brunswick Investment Research Ltd.
Dmitry V. Levkovsky - Vice-President, NCH Advisors, Inc.
Irina M. Ragozina - Manager, Corporate Governance Department, OAO Sviazinvest
Ivan. I. Rodionov - Executive Manager, AIG – Brunswick Capital Management
Sergey V. Soldatenkov
In total, of 9 members of the Board of Directors, 8 persons attended the meeting. The quorum for resolutions is provided.

AGENDA:
1. Discussion of the draft Provisions on the General Meeting of Shareholders of the Company.
2. Discussion of the draft Provisions on the Board of Directors of the Company.
3. Discussion of the draft Provisions on the Managing Board of the Company.
4. Rewards and compensations to be paid to members of the Board of Directors of the Company.
5. Rewards and compensations to be paid to members of the Auditing Committee of the Company.
6. Entering nominees on the nomination list to be voted at the election to the Board of Directors of the Company at the (extraordinary) joint General Meeting of Shareholders of the Company 14.02.2003.
7. Entering nominees on the nomination list to be voted at the election to the Auditing Committee of the Company at the (extraordinary) joint General Meeting of Shareholders of the Company 14.02.2003.
8. Entering nominees on the nomination list to be voted at the appointment of a General Manager of the Company at the (extraordinary) joint General Meeting of Shareholders of the Company 14.02.2003.
9. Approval of the format and text of the voting tickets for the (extraordinary) joint General Meeting of Shareholders of the Company 14.02.2003.
10. Approval of revisions of the Charter of the Company related to an increase in the Authorized Capital of the Company.

The materials as per the agenda were circulated to all the members of the Board of Directors.
During the review of the materials, comments on, and proposals for the agenda items were received from members of the Board of Directors. Each member of the Board of Directors was informed of al the comments and proposals.
The draft resolutions, and the remote voting items (voting tickets), respectively, were prepared with regard to the received comments and proposals.

<u>RESOLUTIONS:</u>

RE. ITEM No. 1
Approve the draft Provisions on the General Meeting of Shareholders, and submit them for approval by the joint General Meeting of Shareholders (subject to the comments).

PASSED UNANIMOUSLY.

RE. ITEM No. 2
Approve the draft Provisions on the Board of Directors of the Company, and submit them for approval by the joint General Meeting of Shareholders (subject to the comments).

PASSED UNANIMOUSLY.

RE. ITEM No. 3

Approve the draft Provisions on the managing Board of the Company, and submit them for approval by the joint General Meeting of Shareholders (subject to the comments).

PASSED UNANIMOUSLY.

RE. ITEM No. 4

1. Recommend that the (joint) extraordinary General Meeting of Shareholders approve the following rates of reward to members of the Board of Directors of the Company as per the period of performing of their duties:

quarterly – to each member of the Board of Directors in the amount of 0.0065 % of the Company's earnings from the sale of goods, products, work, and services in the report quarter as per the accounting records of the Company;

annual – for all the members of the Board of Directors as a body in the amount of 0.4% of the net profit amount for the report year as per the accounting records of the Company.

2. Recommend that the (joint) extraordinary General Meeting of Shareholders approve the amount of compensation to members of the Board of Directors of the Company as the sum of proved costs related to their performing of functions of members of the Board of Directors.

PASSED UNANIMOUSLY.

RE. ITEM No. 5

1. **Recommend that the (joint) extraordinary General Meeting of Shareholders of the Company approve the rate of quarterly reward to each member of the Company's Auditing Committee at 50 % of the reward provided quarterly for each member of the Board of Directors of the Company.**
2. **Recommend that the (joint) extraordinary General Meeting of Shareholders approve the amount of compensation to members of the Auditing Committee of the Company as the sum of proved costs related to their performing of functions of members of the Auditing Committee.**

PASSED UNANIMOUSLY.

RE. ITEM No. 6

6.1. Recognize as qualified the applications to the Company for nominations for the Board of Directors from OAO Sviazinvest, Brunswick UBS Warburg Nominees, Fractor Investments Limited, and Lindsell Enterprises Limited.

6.2. Enter the following nominees on the nomination list for voting at the election of the Board of Directors the Company at the (extraordinary) joint General Meeting of Shareholders:

1. ***Ankudinov, Dmitry Leonidovich***
2. ***Belov, Vadim Evgenievich***
3. ***Bilibin, Yury Alexandrovich***
4. ***Wilkening, Benjamin Stephan David***
5. ***Gogol, Alexander Alexandrovich***
6. ***Yevseyev, Boris Viktorovich***
7. ***Zabuzova, Elena Viktorovna***
8. ***Ikonnikov, Alexander Vyacheslavovich***
9. ***Kuleshov, Eduard Yurievich***
10. ***Levkovsky, Dmitry Vladimirovich***
11. ***Mikhailov, Oleg Mikhailovich***
12. ***Petrova, Oksana Valerievna***
13. ***Ragozina, Irina Mikhailovna***
14. ***Rodionov, Ivan Ivanovich***
15. ***Soldatenkov, Sergey Vladimirovich***
16. ***Sysoyev, Alexander Abramovich***
17. ***Yashin, Valery Nikolayevich***

PASSED UNANIMOUSLY.

RE. ITEM No. 7

7.1. Recognize as qualified the application from OAO Sviazinvest for nominations for the Auditing Committee of the Company.

7.2. Enter the following nominees on the nomination list for voting at the election of the Auditing Committee of the Company at the (extraordinary) joint General Meeting of Shareholders:

1. ***Beliayev, Konstantin Vladimirovich***
2. ***Greseva, Lyubov Alexandrovna***
3. **Kukina, Elena Alexandrovna**
4. **Prokofieva, Irina Viktorovna**

7.3. In compliance with Article 53 (7) of the Federal Law on Corporations, extend the list of nominees for voting at the election of the Auditing Committee of the Company with the following nominees:

1. **Pravdina, Maria Leonidovna**
2. **Lang, Andrey Yakovlevich**
3. **Fedorova, Natalia Vladimirovna.**

PASSED UNANIMOUSLY.

RE. ITEM No. 8

8.1. Recognize as qualified the application from OAO Sviazinvest on the nomination for the position of General Manager of the Company.

8.2. Enter Alexander A. Sysoyev on the list of nominees for voting of appointment of a General Manager of the Company at the (extraordinary) joint General Meeting of Shareholders.

PASSED UNANIMOUSLY.

8.3. Recommend that (extraordinary) joint General Meeting of Shareholders of the Company set the term of service of the General Manager to be 2 (two) years.

PASSED BY A MAJORITY OF VOTES.

Voting Results:

'YEA' - 6 'ABSTAINED' - 0

'NAY' - 2 (D. V. Levkovsky, O. A. Lebedinets)

RE. ITEM No. 9

Approve the format and text of Voting Tickets Nos. 1, 2, 3, 4 for voting of agenda items of the (extraordinary) joint General Meeting of Shareholders.

PASSED UNANIMOUSLY.

RE. ITEM No. 10

On the basis of the resolution of the extraordinary General Meeting of Shareholders of the Company dated 28.11.2001 concerning an increase of the Company's authorized capital by placing additional ordinary and preferred shares, and the reports registered 27.12.2002 by the Federal Securities Board on the results of issue of non-documentary ordinary registered shares and Type A non-documentary preferred registered of the North-West Telecom Open Joint Stock Company placed by conversion thereto of shares of Archangel Oblast Artelecom Open Joint-Stock Company; Murmanelektrosviaz Open Joint-Stock Company; Kaliningrad Oblast Elektrosviaz Open Joint-Stock Company; Republic of Karelia Elektrosviaz Open Joint-Stock Company; Pskov Oblast Elektrosviaz Open Joint-Stock Company; Novgorodtelecom Open Joint-Stock Company; Vologda Oblast Elektrosviaz Open Joint-Stock Company; and Cherepovetselektrosviaz Open Joint-Stock Company,

approve the following revisions of the Charter of the Company:

"Render paragraphs 6.1, 6.2, 6.3 of Clause 6 of the Charter of the Company in the following wording:

6.1. The Authorized Capital of the Company is 937 940 010 (nine hundred thirty-seven million nine hundred forty thousand) rubles.

6.2. The Authorized Capital of the Company consists of the denominational value of its shares issued in the non-documentary form and acquired by the Shareholders, of which:

6.2.1. Ordinary registered shares: 735 917 222 (seven hundred thirty-five million nine hundred seventeen thousand two hundred and twenty-two). The denomination of each ordinary share is 1 (one) ruble.

6.2.2. Type A preferred registered shares: 202 022 788 (two hundred two million twenty-two thousand seven hundred and eighty-eight). The denomination of each Type A preferred share is 1 (one) ruble.

6.3. The Company may, in addition to the placed ordinary shares, place 36517 (thirty-six thousand five hundred and seventeen) non-documentary ordinary registered shares (declared shares). The denomination of each declared ordinary share is 1 (one) ruble.

The Company may, in addition to the placed Type A preferred shares as above, place 64 605 (sixty-four thousand six hundred and five) non-documentary registered Type A preferred shares (declared shares). The denomination of each declared Type A preferred share is 1 (one) ruble.

PASSED UNANIMOUSLY.

Chairman of the Board of Directors V. N. Yashin

Secretary to the Board of Directors A. A. Bondarenko

THE BOARD OF DIRECTORS
OF THE NORTH-WEST TELECOM OPEN JOINT STOCK COMPANY
EXTRACT FROM THE MEETING MINUTES NO. 2-03
(personal attendance)
Moscow January 21, 2003

PARTICIPATED:
Chairman of the Board of Directors:
Valery N. Yashin - General Manager, OAO Sviazinvest
Members of the Board of Directors:
Yury A. Bilibin - Aide to General Manager, OAO Sviazinvest
Oleg A. Lebedinets - Manager, Analytical Department, Brunswick Investment Research Ltd.
Dmitry V. Levkovsky - Vice-President, NCH Advisors, Inc.
Irina M. Ragozina - Manager, Corporate Governance Department, OAO Sviazinvest
Ivan. I. Rodionov - Executive Manager, AIG – Brunswick Capital Management
Sergey V. Soldatenkov

Participated with a written opinion:
Vadim E. Belov - Deputy General Manager, OAO Sviazinvest

In total, of 9 members of the Board of Directors, 8 persons attended the meeting. The quorum for resolutions is provided.
Secretary to the Board of Directors: Antonina A. Bondarenko

AGENDA:
....
4. Discussion of the draft new version of the Charter of the Company.
....

RESOLUTIONS:

RE. ITEM No. 4
With regard to amendments and comments on the draft Charter received during the discussion:

4.1.1. Leave approval of the organizational structure of the Company in the frame of reference of the Board of Directors.
4.1.2. Render subparagraph 22) of 13.4 hereof in the following wording:
"approval of the organizational structure of the Company, including the main functions of the structural units".

PASSED UNANIMOUSLY.

4.2. Refer *"determination of priority lines of business of subsidiaries"* to the frame of reference of the Board of Directors, referring the rest (approval of annual budgets, development strategies and programs of subsidiaries) to the frame of reference of the Managing Board.

PASSED UNANIMOUSLY.

4.3. Extend 14.2 of the Charter with the words *"members of the Board of Directors."*

PASSED UNANIMOUSLY.

4.4.1. Refer "Appointment of the General Manager" to the frame of reference of the Company's General Meeting.
4.4.2. Refer "suspension of the authority of the General Manager and appointment of an interim General Manager" to the frame of reference of the Board of Directors.
4.4.3. Revise the draft new version of the Charter accordingly.

PASSED BY A MAJORITY OF VOTES.

Voting Results:

'YEA' - 6 (V. N. Yashin, S. V. Soldatenkov, D. V. Levkovsky, O. A. Lebedinets, I. I. Rodionov, Y. A. Bilibin)

'ABSTAINED' - 0 'NAY' - 2 (V. E. Belov, I. M. Ragozina)

4.5.1. Render subparagraph 19) of 13.4 hereof in the following wording:
"approval of transactions directly or indirectly to purchase, disposal, or possible disposal by the Company of property, the value of which amounts to 0.75 to 25% of the book value of the Company's assets calculated from its accounting data as of the latest report date;".
4.5.2. Establish that a resolution on this item shall be passed by a majority of 2/3 of the votes of the members of the Board of Directors attending the meeting.
4.5.3. Revise the draft new version of the Charter accordingly.

PASSED UNANIMOUSLY.

4.6. Approve the draft new version of the Charter of the Company with regard to the accepted comments, and pass the approval by the joint General Meeting of Shareholders.

PASSED UNANIMOUSLY.

Chairman of the Board of Directors V. N. Yashin

Secretary to the Board of Directors A. A. Bondarenko

Voting Ballots

(Brief Description in English)

The Company has distributed draft voting ballots to the Company's shareholders in connection with preparation for the extraordinary Joint General Meetings of Shareholders that took place on February 14, 2003. The voting ballots, among other things, contain information on the procedures for the extraordinary Joint General Meetings of Shareholders, the address to which the filled-in and signed voting ballots should be sent (to 26 ul. Bolshaya Morskaya, St. Petersburg, 191186, or to OAO Registrator-Sviaz at 15-A ul. Kalanchevskaya, Moscow, 107078), the deadline for sending voting ballots (i.e., February 11, 2003), draft resolutions on each issue of the agenda, and an indication that election of the Company's Board of Directors is held by cumulative vote.

For the text of the draft resolutions, see the draft resolutions submitted herewith as item 1.6 of the Annex B-1.

Minutes of the Extraordinary Joint General Meeting of Shareholders of February 14, 2003

A copy available in the Quarterly Report for the 1st Q 2003, see item 19

REPORT ON THE RESULTS
of the vote of the Company's Extraordinary General Meeting of Shareholders of February 14, 2003

Full Company Name	-Open Joint Stock Company North-West Telecom
Company location	-St. Petersburg, Russia
Postal address	-14/26, Gorokhovaya St., St. Petersburg 191186 (26, Bolshaya Morskaya St.)
Type and form of the meeting	-Extraordinary General Meeting of Shareholders, in praesentio (joint personal presence)
Date of the meeting	-February 14, 2003
Place of the meeting	-14, Sinopskaya Emb., St. Petersburg

Issues on the agenda of the Extraordinary General Meeting of Shareholders:

1. Premature termination of powers of the Company's Board of Directors, election of a new Board of Directors.
2. Premature termination of powers of the Company's General Director, Alexander A. Sysoev, appointment of the Company's General Director and definition of his contract period.
3. Premature termination of powers of the Company's Auditing Commission, election of the Company's Auditing Commission.
4. Approval of the new wording of the Company's Charter.
5. Approval of the new wording of provisions on the Company's General Shareholders' Meeting.
6. Approval of the new wording of provisions on the Company's Board of Directors.
7. Approval of the new wording of provisions on the Company's Managing Board.
8. Remuneration and compensation to Board of Directors members.
9. Remuneration and compensation to Auditing Commission members.

Shareholders entitled to participate in the Extraordinary General Meeting were to have been registered as owners of the Company's shares by December 19, 2002. Shareholders included in the list of participants in the Meeting hold in aggregate 735,917,222 votes related to issues #1, #2, #4, #5, #6, #7, #8 and #9 of the agenda, and 734,581,091 votes related to issue #3.

The meeting was attended by 1,187 shareholders and their representatives, holding in aggregate **654,704,106** votes related to issues #1, #2, #4, #5, #6, #7, #8 and #9 of the agenda, which represents 88.96% of voting shares and **653,367,975** votes related to issue #3 of the agenda, which represents 88.78% of voting shares, excluding votes held by members of the Company's Board of Directors and members of the Company's executive bodies.

The meeting had the quorum required to take decisions on all issues included in the agenda of the Company's Extraordinary General Meeting of Shareholders.

Decisions taken by the Shareholders' Meeting:

1 1.1.To terminate prematurely the powers of the Company's Board of Directors.

Voting results:

	Number of votes	% of voting shares held by shareholders attending the Meeting and entitled to vote on the first issue of the agenda
In favor	**650,241,521**	**99.32%**
Against	**72,807**	**0.01%**
Abstained	**167,719**	**0.03%**

1.2. To elect the following candidates to the Company's Board of Directors: 1. Vadim Evgenievich Belov, 2. Yury Alexandrovich Bibilin, 3. Bendzhamin Stefan David Vilkening, 4. Alexander Alexandrovich Gogol, 5. Alexander Viacheslavovich Ikonnikov, 6. Dmitry Vladimirovich Levkovsky, 7. Irina Mikhailovna Ragozina, 8. Ivan Ivanovich Rodionov, 9. Sergey Vladimirovich Soldatenkov, 10. Alexander Abramovich Sysoev, 11. Valery Nikolaevich Yashin.

Voting results:

#	Full name of candidate	Number of votes in favor	#	Full name of candidate	Number of votes in favor
1	Dmitry Leonidovich Ankudinov	**153,891**	10	Dmitry Vladimirovich Levkovsky	**638,231,838**
2	Vadim Evgenievich Belov	**610,825,806**	11	Oleg Mikhailovich Mikhailov	**710,628**
3	Yury Alexandrovich Bibilin	**612,129,551**	12	Oksana Valerievna Petrova	**458,820**
4	Bendzhamin Stefan David Vilkening	**579,081,295**	13	Irina Mikhailovna Ragozina	**614,775,923**
5	Alexander Alexandrovich Gogol	**612,744,773**	14	Ivan Ivanovich Rodionov	**584,737,507**
6	Boris Victorovich Evseev	**226,004,484**	15	Sergey Vladimirovich Soldatenkov	**614,000,086**
7	Elena Victorovna Zazubova	**796,691**	16	Alexander Abramovich Sysoev	**552,578,657**
8	Alexander Viacheslavovich Ikonnikov	**750,798,911**	17	Valery Nikolaevich Yashin	**628,505,547**
9	Eduard Yurievich Kuleshov	**76,925**			
Against all candidates			**164,186**		
Abstained from voting			**611,501**		

2 2.1. To terminate prematurely the powers of the Company's General Director, Alexander A. Sysoev.
Voting results:

	Number of votes	% of voting shares held by shareholders attending the Meeting and entitled to vote on the second issue of the agenda
In favor	**640,000,238**	**97.75 %**
Against	**322,922**	**0.05%**
Abstained	**13,716,009**	**2.09%**

2.2. To appoint Alexander A. Sysoev to the position of General Director of the Company for a two-year term.
Voting results:

	Number of votes	% of voting shares held by shareholders attending the Meeting and entitled to vote on the second issue of the agenda
In favor	**638,975,090**	**97.60%**
Against	**857,459**	**0.13%**
Abstained	**14,197,884**	**2.17%**

3 3.1. To terminate prematurely the powers of the Company's Auditing Commission.
Voting results:

	Number of votes	% of voting shares held by shareholders attending the Meeting and entitled to vote on the third issue of the agenda
In favor	**639,587,920**	**97.69%**
Against	**89,083**	**0.01 %**
Abstained	**13,960,355**	**2.13%**

3.2 To appoint the following individuals to the Company's Auditing Commission:
Voting results:

Full name	**In favor**		**Against**		**Abstained**		**Invalid**	
	votes	%	*votes*	%	*votes*	%	*votes*	%
Konstantin Vladimirovich Belyaev	**637,136,384**	**97.47**	**436,092**	**0.07**	**13,878,253**	**2.12**	**1,847,820**	**0.28**
Lybov Alexandrovna Greseva	**636,840,963**	**97.42**	**480,296**	**0.07**	**14,124,571**	**2.16**	**1,852,719**	**0.28**
Elena Alexandrovna Kukina	**636,848,110**	**97.42**	**479,560**	**0.07**	**14,122,268**	**2.16**	**1,848,611**	**0.28**
Andrey Yakovlevich Lang	**637,233,339**	**97.48**	**408,986**	**0.06**	**13,819,562**	**2.11**	**1,836,662**	**0.28**
Maria Leonidovna Pravdina	**637,172,147**	**97.47**	**439,298**	**0.07**	**13,715,212**	**2.10**	**1,971,892**	**0.30**
Irina Viktorovna Prokofieva	**637,151,790**	**97.47**	**425,507**	**0.07**	**13,735,012**	**2.10**	**1,986,240**	**0.30**
Natalia Vladimirovna Fedorova	**637,679,210**	**97.55**	**78,368**	**0.01**	**13,714,156**	**2.10**	**1,825,209**	**0.28**

4 The new wording of Company's Charter was not approved.
Voting results:

	Number of votes	% of voting shares held by shareholders attending the Meeting and entitled to vote on the fourth issue of the agenda
In favor	**252,436,034**	**38.56%**
Against	**376,132,069**	**57.45%**
Abstained	**25,529,289**	**3.90%**

5 To approve the new wording of provisions on the Company's General Shareholders' Meeting.
Voting results:

	Number of votes	% of voting shares held by shareholders attending the Meeting and entitled to vote on the fifth issue of the agenda
In favor	**628,221,454**	**95.96%**
Against	**468,676**	**0.07%**
Abstained	**25,556,017**	**3.90%**

6 To approve the new wording of provisions on the Company's Board of Directors.
Voting results:

	Number of votes	% of voting shares held by shareholders attending the Meeting and entitled to vote on the sixth issue of the agenda
In favor	**627,859,361**	**95.90%**
Against	**799,032**	**0.12%**
Abstained	**25,589,049**	**3.91%**

7 To approve the new wording of provisions on the Company's Managing Board.
Voting results:

	Number of votes	% of voting shares held by shareholders attending the Meeting and entitled to vote on the seventh issue of the agenda
In favor	**627,803,261**	**95.89%**
Against	**550,487**	**0.08%**
Abstained	**25,892,036**	**3.95%**

8 To approve:
8.1. compensation to members of the Company's Board of Directors in accordance with the period during which their duties were actually performed:

quarterly – each member of the Board of Directors to receive 0.0065% of the Company's quarterly net revenues recorded in the Company's quarterly income statements;

annually – the Board of Directors to receive the amount of 0.4% of the Company's annual net profit recorded in the Company's annual income statement;.

8.2. compensation of approved costs incurred by the members of the Board of Directors as a result of performing their duties.
Voting results:

	Number of votes	% of voting shares held by shareholders attending the Meeting and entitled to vote on the eighth issue of the agenda
In favor	**637,472,621**	**97.37%**
Against	**1,514,249**	**0.23%**
Abstained	**14,388,814**	**2.20%**

9 To approve:
9.1. quarterly fees to be paid to each member of the Company's Auditing Commission in the amount of 50% of the quarterly compensation to each member of the Board of Directors.
9.2. compensation of approved costs incurred by the members of the Auditing Commission as a result of performing their duties.
Voting results:

	Number of votes	% of voting shares held by shareholders attending the Meeting and entitled to vote on the ninth issue of the agenda
In favor	**637,615,925**	**97.39%**
Against	**1,499,476**	**0.23%**
Abstained	**14,396,386**	**2.20%**

The functions of the Counting Board were performed by the Company's Registrar, Closed Joint Stock Company "Registrator-Sviaz", located at 15-a, Kalanchaevskaya St., Moscow. The authorized representative of CJSC "Registrator-Sviaz" is Ivan Vladimirovich Maximov, First Deputy Director (Power of Attorney #32 of February 12, 2003).

Chairman of the Meeting A.A. Sysoev

Secretary of the Meeting N.G. Bredkov

DRAFT

APPROVED BY

the annual General Meeting of the Shareholders
of OJSC North-West Telecom
Minutes No. ___ of _______ __, 2003

Chairman, General Meeting of the Shareholders

A. A. Sysoyev

CHARTER
of the North-West Telecom
Open Joint Stock Company
(Version 02 - 03)

St. Petersburg
2003

Clause 1
General Provisions

1.1. The North-West Telecom Open Joint Stock Company (hereinafter referred to as "the Company"), previously named Petersburg Telephone Network Open Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 28.11.2001, Minutes No. 1), also known as Petersburg Telephone Network Open-Type Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 18.04.96, Minutes No. 1, to bring the name into compliance with the RF Civil Code and the Federal Law on Corporations) was established by the City Assets Management Committee of the Mayor's Office of St. Petersburg – Territorial Agency of the State Committee of Public Properties of the Russian Federation in its Resolution of February 10th, 1993.

The Company was incorporated by restructuring the State-owned communication and computer technologies enterprise named "Leningrad City Telephone Network, Red Banner Medal" in compliance with Decree No. 721 of the President of the Russian Federation "On Regulatory Actions for Conversion of State-Owned Enterprises and Voluntary Associations of State-Owned Enterprises into Incorporated Companies" dated 01.07.1992, and with other statutory enactments of the Russian Federation.

In accordance with the privatization plan approved on February 10, 1993 by the Chairman of the City Assets Management Committee of the Mayor's Office of St. Petersburg, the Company is the successor of all rights and liabilities of the State-owned Leningrad City Telephone Network, Red Banner Medal communication and computer technologies enterprise in respect of all liabilities to all of its creditors and debtors.

1.2. On the basis of the resolution passed by the General Meeting of Shareholders of OAO Petersburg Telephone Network of April 03, 2000, the Company was restructured in the form of takeover thereby of the St. Petersburg Long-Distance and International Telephone Open Joint Stock Company (OAO SPb MMT) and the St. Petersburg Telegraph Open Joint Stock Company (OAO SPT).

In accordance with:

- Cession Statement approved by the General Meeting of Shareholders of OAO St. Petersburg Long-Distance and International Telephone of March 31, 2000, Minutes No. 1/2000, and

- Cession Statement approved by the General Meeting of Shareholders of OAO St. Petersburg Telegraph of March 30, 2000, Minutes No. 1-00,

the Company the successor of all rights and liabilities of OAO St. Petersburg Long-Distance and International Telephone and OAO St. Petersburg Telegraph in respect of all liabilities to all of their creditors and debtors.

1.3. On the basis of the resolution passed by the General Meeting of Shareholders of OAO Petersburg Telephone Network of November 28, 2001, the Company was restructured in the form of takeover thereby of the Artelecom Open Joint-Stock Company, Archangel Oblast (OAO Artelecom), Elektrosviaz Open Joint-Stock Company, Vologda Oblast (OAO Vologda Oblast Elektrosviaz), Elektrosviaz Open Joint-Stock Company, Kaliningrad Oblast (OAO Kaliningrad Oblast Elektrosviaz), Elektrosviaz Open Joint-Stock Company, the Republic of Karelia (OAO Republic of Karelia Elektrosviaz), Murmanelektrosviaz Open Joint-Stock Company (OAO Murmanelektrosviaz), Novgorodtelecom Open Joint-Stock Company (OAO Novgorodtelecom), Elektrosviaz Open Joint-Stock Company, Pskov Oblast (OAO Pskovelektrosviaz), and Cherepovetselektrosviaz Open Joint-Stock Company (OAO Cherepovetselektrosviaz).

In accordance with:

- Cession Statement of November 22, 2001 approved by the General Meeting of Shareholders of OAO Artelecom of November 22, 2001, Minutes No. 8,

- Cession Statement of November 21, 2001 approved by the General Meeting of Shareholders of OAO Vologda Oblast Elektrosviaz of November 21, 2001, Minutes No. 8,

- Cession Statement of November 23, 2001 approved by the General Meeting of Shareholders of OAO Kaliningrad Oblast Elektrosviaz of November 23, 2001, Minutes No. 1,

- Cession Statement of November 26, 2001 approved by the General Meeting of Shareholders of OAO Republic of Karelia Elektrosviaz of November 26, 2001, Minutes No. 10,

- Cession Statement of November 19, 2001 approved by the General Meeting of Shareholders of OAO Murmanelektrosviaz of November 19, 2001, Minutes No. 8,

- Cession Statement of November 21, 2001 approved by the General Meeting of Shareholders of OAO Novgorodtelecom of November 21, 2001, Minutes No. 8,

- Cession Statement of November 22, 2001 approved by the General Meeting of Shareholders of OAO Pskovelektrosviaz of November 22, 2001, Minutes No. 2,

- Cession Statement of November 20, 2001 approved by the General Meeting of Shareholders of OAO Cherepovetselektrosviaz of November 20, 2001, Minutes No. 2,

the Company is the successor of all rights and liabilities of OAO Artelecom, OAO Vologda Oblast Elektrosviaz, OAO Kaliningrad Oblast Elektrosviaz, OAO Republic of Karelia Elektrosviaz, OAO

Murmanelektrosviaz, OAO Novgorodtelecom, OAO Pskovelektrosviaz, OAO Cherepovetselektrosviaz in respect of all liabilities to all of their creditors and debtors.

The winding-up of OAO St. Petersburg Long-Distance and International Telephone was registered by the Chamber of Registrations, Administration of St. Petersburg, in Resolution No. 228239 dated December 28, 2000 as a result of its restructuring in the form of takeover by OAO Petersburg Telephone Network.

The winding-up of OAO St. Petersburg Telegraph was registered by the Chamber of Registrations, Administration of St. Petersburg, in Resolution No. 228240 dated December 28, 2000 as a result of its restructuring in the form of takeover by OAO Petersburg Telephone Network.

The winding-up of OAO Artelecom was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Archangel on October 31, 2002 under State Registration No. 2022900516747 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Vologda Oblast Elektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Vologda on October 31, 2002 under State Registration No. 2023500885384 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Kaliningrad Oblast Elektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Leningradsky District of Kaliningrad on October 31, 2002 under State Registration No. 2023900996601 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Republic of Karelia Elektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Petrozavodsk, Republic of Karelia, on October 31, 2002 under State Registration No. 2021000523652 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Murmanelektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Murmansk, Murmansk Oblast on October 31, 2002 under State Registration No. 2025100850784 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Novgorodtelecom was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Veliky Novgorod on October 31, 2002 under State Registration No. 2025300789050 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Pskovelektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Pskov, Pskov Oblast on October 31, 2002 under State Registration No. 2026000965308 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Cherepovetselektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Cherepovets, Vologda Oblast on October 31, 2002 under State Registration No. 2023541236079 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

Clause 2
Name and Place of Business

2.1. Full corporate name of the Company in Russian:
открытое акционерное общество "Северо-Западный Телеком".
2.2. Abbreviated corporate name of the Company in Russian:
ОАО "СЗТ".
2.3. Full corporate name of the Company in English:
OJSC North-West Telecom.
2.4. Abbreviated corporate name of the Company in English:
OJSC N. W. Telecom.
2.5. Place of business: St. Petersburg, Russia.
2.6. Postal address of the Company: 191186, St. Petersburg, ul. Gorokhovaya 14/26 (ul. Bolshaya Morskaya 26). Telephone: (812) 315 47 06. Fax: (812) 110 62 77.

Clause 3
Legal Status of the Company

3.1. By its type, the Company is a public limited company. The Company was established for an unlimited period of activity.

The legal status of the Company, the procedures of its activity, restructuring, and winding up, and the rights and duties of the Company's shareholders are defined by the Civil Code of the Russian Federation, the Federal Law on Corporations, and other Federal Laws and statutory documents of the Russian Federation enacted by appropriate State authorities within their frame of reference, and by this Charter.

Subject to any future revisions of the effective laws of the Russian Federation, this Charter shall apply in its part that does not contradict their peremptory rules.

In matters not covered by this Charter, the Company shall be governed by the effective laws of the Russian Federation, and by other statutory documents enacted by appropriate State authorities within their frame of reference.

3.2. The Company is a legal entity and owns separate property recorded on its independent inventory. The Company may acquire and exercise vested interests and personal intangible rights, perform duties, and be a plaintiff or a defendant at court on its own behalf.

The Company shall have a round seal bearing its full corporate name in Russian and an indication to its place of business, as well as other seals bearing officially approved lettering, stamps, and corporate letterhead forms with the Company's name, its own logo, trademark registered in an official procedure, and other instruments of visual identification.

The Company's subsidiaries and other structural divisions may have a round seal bearing the full names of the Company and the respective subsidiary / division in Russian, and an indication to the place of registration of the Company, as well as other seals bearing lettering approved in an appropriate procedure, and necessary stamps and forms designed in a uniform corporate style. Information on round seals so provided shall be contained in the Provisions on appropriate subsidiaries and divisions.

The Company may, in a legally established procedure, open bank and other accounts in and outside the Russian Federation.

3.3. The Company shall be held liable for its commitments to the extent of the value of property owned thereby, which may be seized for recovery purposes under the laws of the Russian Federation. The shareholders shall not be held liable for the Company's commitments, and shall take the risk of losses related to its activities to the extent of the value of shares owned thereby. Any shareholders who have not paid up their shares in full shall be jointly liable for the Company's commitments to the extent of the outstanding part of the value of shares owned thereby.

3.4. The Company shall not be held liable for liabilities of the State and its bodies, and its own shareholders. Equally, the State and its bodies shall not be held liable for liabilities of the Company.

3.5. The Company shall, for the purposes of implementation of the national, social, economic, and tax policies, be responsible for security of documents (administrative, business, personnel etc.), provide for transfer of documents of scientific and historic value to State archives, and store and use in the approved order documents on its personnel, and personal data of the Company's employees.

3.6. The Company shall ensure security of information constituting a State secret with any change in the functions of the Company, its form of ownership, restructuring, winding up, or termination of work using such information.

Access of Shareholders and controlling body members of the Company to information constituting a State secret shall be provided in compliance with the effective laws.

Clause 4
Purpose and Activities of the Company

4.1. The purpose of the activities of the Company is earning profit.

4.2. The main activities of the Company shall be:

4.2.1. local and intra-zonal telephone communication services;

4.2.2. long-distance and international telephone communication services via payphones and call offices;

4.2.3. cellular mobile communication services in the 450 MHz range;

4.2.4. mobile telephone communication services (trunking);

4.2.5. services of mobile radio communication (of "Altai" type);

4.2.6. personal radio call services;

4.2.7. personal radio call services with a shared VHF/FM channel;

4.2.8. lease of data channels, TV and audio broadcasting channels, local and intra-zonal communication channels and paths, and physical telecommunication signal transmission chains;

4.2.9. telematic services (including e-mail services, information resource access services, facsimile message service, information and inquiry services, message processing services, voice message service, speech information transmission services, audio conference service, video conference service, Internet);

4.2.10. data transmission services;

4.2.11. telephone communication services using facilities of an intelligent communication network;

4.2.12. telegraph communication services (including the 'telegram' service and the AT/Telex net service);

4.2.13. TV programs broadcasting via cable television networks;

4.2.14. wire broadcasting services;

4.2.15. TV broadcasting services using transmitting facilities;

4.2.16. radio broadcasting services using transmitting facilities;

4.2.17. local telephone communication services using radio access equipment;

4.2.18. missions related to the use of information constituting a State secret;

4.2.19. actions and/or services related to State secret protection;

4.2.20. actions and/or services related to State secret protection and in particular, to functioning of coding devices;

4.2.21. actions and/or services related to State secret protection and in particular, to engineering data protection;

4.2.22. design of building and structures including development of special sections: construction management, cost estimates, and investment efficiency;

4.2.23. expert assessment of front-end and design documentation;

4.2.24. establishing and operation of trunk, zonal, and local telecommunication networks; development, implementation, and operation of telecommunication networks to provide transmission of various kinds of data (speech data transmission; facsimile, telegraph, etc. communication);

4.2.25. general construction and installation services to erect buildings and structures of Importance Level II;

4.2.26. installation of indoor utility pipelines and equipment; process equipment installation and start-up;

4.2.27. functions of General Contractor and owner/developer, process and construction engineering;

4.2.28. construction, major repair, rebuilding, expansion, and updating of communication facilities;

4.2.29. construction, major repair, rebuilding, and updating of civil facilities;

4.2.30. geodetic survey and mapping;

4.2.31. maintenance, repair, and sale of cash register machines;

4.2.32. maintenance, repair, and sale of communication equipment;

4.2.33. installation, repair, and maintenance of security alarm systems;

4.2.34. recovery of communication networks and facilities after failures and damage;

4.2.35. top-priority providing of communication services and facilities for the purposes of defense, governmental control, safety, and law enforcement;

4.2.36. actions to provide communication services in emergency situations;

4.2.37. implementation, in the established procedure, of plans for mobilization preparedness of the communication network, and emergency prevention and corrective actions;

4.2.38. lease of property;

4.2.39. operation of gas industry facilities;

4.2.40. providing of guarantee and post-guarantee services, maintenance support, and aftersale service support, and repair of various equipment, including that of the highest technology level;

4.2.41. testing, including certification tests. Metrology support;

4.2.42. design, development, and implementation of advanced technologies;

4.2.43. manufacturing and sale of components and spare parts to various systems, machinery, and devices;

4.2.44. design, construction, reconstruction, restoration, and operation of industrial and non-industrial buildings and facilities, including residential houses;

4.2.45. production of construction materials, parts, and equipment, including structures of metal, concrete, wood, and other materials;

4.2.46. harvesting, processing, and sale of timber; manufacturing of joinery products and furniture;

4.2.47. design and development of software, informational, and mathematical support for automated systems for various purposes;

4.2.48. production, processing, and sale of animal and vegetable produce;

4.2.49. production and sale of consumer goods;

4.2.50. procurement and intermediary trade business;

4.2.51. participation in establishing of stock, commodity and other exchanges, and trading houses;

4.2.52. профессиональное обучение и профессиональная подготовка работников на территории РФ и за рубежом;

4.2.53. vocational education and training of personnel in and outside the RF;

4.2.54. Services related to:

leisure, hotel, and medical service business;

cargo and cargo/passenger transportation by road, railroad, water, and other kinds of transport;

consulting, marketing, and engineering;

information activity in compliance with the effective laws;

supply of advertizing products and providing of advertizing services.

4.2.55. Sale and purchase of patents, inventions, and know-how in a legally established procedure;

4.2.56. arrangement of, and participation in fairs, auctions, and trade fairs in a legally established procedure;

4.2.57. arrangement of cultural exchange on a currency-free basis.

4.3. Possessing general legal capacity, the Company shall have civil rights and perform civil duties necessary to pursue any kind of activity that is not prohibited by Federal law.

The Company shall obtain special permits (licenses) to pursue individual kinds of activities, the list of which is determined by Federal laws.

Clause 5
Subsidiaries and Representative Offices of the Company

5.1. The Company may establish its subsidiaries and open its representative offices both in and outside the territory of the Russian Federation in an officially established procedure. Such subsidiaries and offices shall not be legal entities.

5.2. The Company has the following subsidiaries:

5.2.1. Archangel Oblast Artelecom subsidiary of OJSC North-West Telecom located at:

163061, Russia, City of Archangel, Troitsky pr. 45.

5.2.2. MurmanElektrosviaz subsidiary of OJSC North-West Telecom located at:

183038, Russia, City of Murmansk, ul. Lenina 82-a.

5.2.3. Novgorodtelecom subsidiary of OJSC North-West Telecom located at:

173001, Russia, Veliky Novgorod, ul. Lyudogoscha 2.

5.2.4. Petersburg Telephone Network subsidiary of OJSC North-West Telecom located at:

191186, Russia, St. Petersburg, ul. Bolshaya Morskaya 24.

5.2.5. CherepovetsElektrosviaz subsidiary of OJSC North-West Telecom located at:

162602, Russia, Vologda Oblast, City of Cherepovets, ul. Kommunistov 29.

5.2.6. Vologda Oblast Elektrosviaz subsidiary of OJSC North-West Telecom located at:

160035, Russia, City of Vologda, Sovetsky pr. 4.

5.2.7. Kaliningrad Oblast Elektrosviaz subsidiary of OJSC North-West Telecom located at:

236040, Russia, City of Kaliningrad, ul. Bolnichnaya 24.

5.2.8. Republic of Karelia Elektrosviaz subsidiary of OJSC North-West Telecom located at:

185000, Russia, City of Petrozavodsk, ul. Dzerzhinskogo 5.

5.2.9. Pskov Oblast Elektrosviaz subsidiary of OJSC North-West Telecom located at:

180000, Russia, City of Pskov, Oktiabrsky pr. 5.

5.3. The subsidiaries and representative offices of the Company shall act in compliance with the Provisions thereon to be approved by the Board of Directors. The Board of Directors shall make decisions on establishing of subsidiaries and opening of offices, and on their winding up.

The managers of subsidiaries and representative offices shall be appointed and dismissed by the General Manager subject to prior agreement with the Board of Directors, and shall act on behalf of the Company on the basis of a power of attorney.

The Managing Board may institute a congregate executive body of a subsidiary managing the implementation of decisions of the Company's bodies, and acting on the basis of Provisions to be approved by the Managing Board of the Company.

Clause 6
Authorized Capital of the Company. Placed and Declared Shares

6.1. The authorized capital of the Company is 937,940,010 (nine hundred thirty-seven million nine hundred forty thousand and ten) rubles.

6.2. The authorized capital of the Company consists of the denominational value of shares issued in the non-documentary form and acquired by the Shareholders, of which:

6.2.1. Ordinary registered shares: 735,917,222 (seven hundred thirty-five million nine hundred seventeen thousand two hundred and twenty-two). The denomination of each ordinary share is 1 (one) ruble.

6.2.2. Type A preferred registered shares: 202,022,788 (two hundred two million twenty-two thousand seven hundred and eighty-eight). The denomination of each preferred share is 1 (one) ruble.

6.3. The Company may, in addition to the placed ordinary shares as above, place 36517 (thirty-six thousand five hundred and seventeen) non-documentary ordinary registered shares (declared shares). The denomination of each declared ordinary share is 1 (one) ruble.

The Company may, in addition to the placed Type A preferred shares as above, place A 64 605 (sixty-four thousand six hundred and five) non-documentary registered Type A preferred shares (declared shares). The denomination of each declared Type A preferred share is 1 (one) ruble.

6.4. Declared shares as per 6.3 of this Charter shall, as soon as they are placed, provide all the rights established by Clause 7 and 8 of this Charter for the Company's shares of the respective category (type).

6.5. The authorized capital of the Company may be increased in the procedure provided by the effective laws of the Russian Federation and by this Charter, as follows:

6.5.1. by increasing the denomination of the Company's shares;

6.5.2. by placing additional shares within the number of declared shares as defined in 6.3 hereof.

6.6. An increase of the authorized capital of the Company by increasing the denomination of shares shall be based on a resolution of the General Meeting of Shareholders of the Company passed by a majority of votes of the holders of the Company's voting shares attending the Meeting.

6.7. An increase of the authorized capital of the Company by placing additional shares in a closed subscription shall be based on a resolution of the General Meeting of Shareholders of the Company passed by a majority of three quarters of votes of the holders of the Company's voting shares attending the Meeting.

6.8. An increase of the authorized capital of the Company by placing additional shares in an open subscription, where the number of shares additionally placed in an open subscription exceeds 25 percent of shares previously placed by the Company, shall be based on a resolution of the General Meeting of Shareholders of the Company passed by a majority of three quarters of votes of the holders of the Company's voting shares attending the Meeting.

6.9. An increase of the authorized capital of the Company by placing additional shares in an open subscription, except for cases described in 6.8 of this Charter, shall be based on a resolution of the Board of Directors of the Company passed in a solid vote by all the members of the Board of Directors, disregarding the votes of drop-out Directors of the Company.

6.10. Additional shares placed by subscription may be paid for in cash money, securities, other valuables or proprietary rights, or other rights subject to monetary evaluation. The instrument of payment for additional shares shall be defined in the resolution on their placement.

6.11. The authorized capital of the Company may be reduced by reducing the denomination of shares or by reducing their overall number, and in particular by acquiring a part of shares, in case provided by the Federal Law on Corporations.

6.12. A resolution to reduce the authorized capital of the Company by reducing the denomination of shares or by acquiring a part of shares in order to reduce their overall number shall be passed at the General Meeting of Shareholders by a majority of votes of the holders of the Company's voting shares attending the Meeting..

6.13. The Company may not reduce its authorized capital if, as a result of such reduction, its amount becomes less than a thousand-fold Minimum Remuneration Rate as defined by the federal law as of the date of submission of documents for State registration of the respective revisions in the Charter of the Company, and in the case when the Company has to reduce its authorized capital by requirement of the effective laws of the Russian Federation, as of the date of the State registration of the Company.

6.14. If, by the end of the second, and each following fiscal year, the annual balance statement submitted to the Company's Shareholders for approval, or the results of an audit show that the value of the Company's net assets is less than its authorized capital, the Company shall reduce its authorized capital to a value not exceeding the value of its net assets.

Clause 7
Rights and Duties of Holders of Ordinary Shares of the Company

7.1. Each ordinary share of the Company grants its holder equal rights.

7.2. Each holder of the Company's ordinary shares shall have the right to:

7.2.1. participate in a General Meeting of the Shareholders of the Company in the procedure provided by the effective laws of the Russian Federation;

7.2.2. receive dividends in the procedure provided by the effective laws of the Russian Federation and by this Charter, when the same are declared by the Company;

7.2.3. receive a part of the Company's property remaining after the winding up thereof, in proportion to the number of shares held thereby;

7.2.4. have access to documents provided in Article 89.1 of the Federal Law on Corporations, in the procedure provided in Article 91 of said Law, and to obtain their copies for a compensation;

7.2.5. demand from the Company Registrar a confirmation of a Shareholder's right to shares by issuing to the Shareholder an extract from the Company's Shareholders register;

7.2.6. obtain from the Registrar information of all entries on its bankbook, and other information provided by statutory documents of the Russian Federation regulating the procedure of keeping of a Shareholders Register;

7.2.7. dispose of shares owned thereby without consent of other Shareholders and the Company;

7.2.8. in cases provided by the effective laws of the Russian Federation, defend its violated civil rights at court, and in particular, claim damages from the Company;

7.2.9. demand that the Company buy in all or any of the shares owned by such Shareholder, in cases and in the procedure provided by the effective laws of the Russian Federation;

7.2.10. sell shares to the Company when the Company decides to buy in such shares;

7.2.11. demand from the Company an extract from the list of persons authorized to participate in the General Meeting of the Shareholders containing data on a Shareholder;

7.2.12. preemptive right to purchase additional shares and issued convertible bonds that are placed by public subscription, in numbers proportional to the number of shares actually owned by them.

7.3. Any Shareholder owning over one percent of the Company's voting shares may demand from the Company's Registrar information on the name (title) of shareholders recorded in the Shareholders' Register, and on the number, category and denomination of shares owned thereby. (Such information shall be provided without specifying the addresses of shareholders.)

7.4. Any Shareholder(s) jointly owning at least one percent of the placed ordinary shares of the Company may apply to a court with a claim against a member of the Board of Directors, the sole executive body, or a member of the congregate executive body of the Company, as well as a managing entity or a manager, to recover losses caused to the Company as a result of a guilty act or omission of such persons, if no other grounds and scope of liability is not provided by the federal laws..

7.5. Any Shareholder(s) owning at least one percent of the votes at the General Meeting of the Shareholders may demand from the Company submission of a list of persons authorized to attend the Meeting. In such cases, the data contained in documents and the postal address of Shareholders on the list may only be submitted by consent of such Shareholders.

7.6. Any Shareholder(s) jointly owning at least two percent of the voting shares of the Company may propose items on the agenda of an annual General Meeting of the Shareholders and enter nominees for controlling and supervising bodies of the Company elected by the General Meeting of the Shareholders. When preparing an extraordinary General Meeting of the Shareholders with election of the Company's Board of Directors on its agenda, said Shareholder(s) may enter their nominees for election to the Company's Board of Directors.

7.7. Any Shareholder(s) jointly owning at least 10 percent of the voting shares of the Company may demand of the Board of Directors convening of an extraordinary General Meeting of the Shareholders. If, within a date provided by the effective laws of the Russian Federation and by this Charter, the Company's Board of Directors does not make a decision on the convening of an extraordinary General Meeting of the Shareholders or on the denial of its convening, such extraordinary meeting may be convened by said Shareholder(s).

7.8. Any Shareholder(s) jointly owning at least 10 percent of the voting shares of the Company may at any time demand an audit of the financial and business activity of the Company.

7.9. Any Shareholder(s) jointly owning at least 25 percent of the voting shares of the Company have the right to access to, and to copies of accounting documents and minutes of meetings of the Company's congregate executive body.

7.10. Holders of ordinary shares of the Company shall have other rights provided by the effective laws of the Russian Federation, and by this Charter.

7.11. Each holder of ordinary shares of the Company shall:

- inform the keeper of the Company's shareholders Register of any changes in its data;
- avoid disclosing confidential information on the Company's activities.

7.12. When a Shareholder of the Company intends, severally or jointly with its affiliated person(s), to purchase 30 or more percent of the placed ordinary shares of the Company, such Shareholder shall, at least 90 days in advance and not later than 30 days before the date of purchase of such shares, send the Company a written notification of its intention to buy said shares. Upon completion of such transaction(s) of share purchase, said Shareholder shall, within 30 days from the date of such purchase, invite other Shareholders of the Company to sell ordinary shares of the Company and issued convertible bonds owned by them to said Shareholder, at a market price, but not lower than their weighted average price over the six months preceding the date of such purchase.

The requirements of this paragraph apply to acquirement of each 5 percent of placed ordinary shares in excess of 30 percent of placed ordinary shares of the Company.

Clause 8
Rights and Duties of Holders of Type A Preferred Shares

8.1. Each Type A preferred share of the Company grants its holder equal rights.

8.2. Holders of Type A preferred shares shall be entitled to an annual fixed dividend, unless otherwise provided by this Charter. The total amount to be paid out as dividend on each Type A preferred share shall be 10 percent of the Company's net profit by the results of the last fiscal year divided by the number of shares making 25% of the Company's authorized capital. Furthermore, if the sum of dividends paid out by the Company on each ordinary share in a particular year exceeds the sum payable as dividends on each Type A preferred share, the amount of dividends payable on the latter shall be increased to the amount of dividends payable on ordinary shares.

8.3. Holders of Type A preferred shares shall have the right to participate in a General Meeting of the Shareholders with the power to vote in matters of restructuring or winding up of the Company, and in matters of amendments to, or revisions of the Company's Charter, in cases when such revisions restrict the rights of said Shareholders.

8.4. Holders of Type A preferred shares shall have the right to participate in a General Meeting of the Shareholders with the right to vote any items on the agenda in cases when a meeting of Shareholders, irrespective of the reasons, did not pass the decision on distribution of dividends, or passed a decision on partial distribution of dividends on Type A preferred shares. Holders of Type A preferred shares will acquire

this right starting from the meeting next to the annual meeting of the Shareholders, at which the decision on distribution of dividends was not passed, or a decision on partial distribution of dividends on Type A preferred shares was passed, and will lose it from the day of a first payment of dividends on said shares in full.

8.5. Holders of Type A preferred shares have the rights provided in 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11, 7.2.12 of this Charter for holders of the Company's ordinary shares. These rights shall be granted to holders of Type A preferred shares also in cases when such shares are not voting shares.

8.6. Holders of Type A preferred shares have the rights provided in 7.3, 7.6, 7.7, 7.8, 7.9 of this Charter in cases when Type A preferred shares have the right to vote any item within the frame of reference of the General Meeting of the Shareholders.

8.7. The holders of Type A preferred shares have the right to demand redemption by the Company of some or all of the shares owned by the Shareholder in cases and in the procedure provided by the effective laws of the Russian Federation.

8.8. The holders of Type A preferred shares owning at least 1 percent of votes at the General Meeting of Shareholders may demand from the Company the list of persons authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the Shareholders on the list may only be provided by their consent.

8.9. The holders of Type A preferred shares have other rights provided by the effective laws of the Russian Federation, other statutory documents of the Russian Federation, and by this Charter.

8.10. Each holder of Type A preferred shares of the Company shall:

- inform the keeper of the Company's shareholders Register of any changes in its data;
- avoid disclosing confidential information on the Company's activities.

Clause 9
Funds of the Company

9.1. The Company shall have a reserve fund in the amount of 5 percent of the Company's authorized capital.

The reserve fund of the Company shall be formed by annual deduction of at least five percent of the Company's net profit, until the fund reaches the size as provided in this paragraph.

The reserve fund is intended for covering the Company's losses, and for redemption of the bonds of the Company and buying in its shares, where no other resources are available.

The reserve fund may not be used for other purposes.

9.2. The Company may, by a resolution passed by the General Meeting of Shareholders in relation to the matter provided in subparagraph 13 of 12.2 of this Charter, establish other funds, and in particular, an equity participation fund for the Company's personnel.

The resources of the equity participation fund shall be expended solely for buying in the Company's shares sold by the Company's Shareholders, for subsequent placement of such shares with said personnel.

When shares purchased at the expense of the equity participation fund for the Company's personnel are sold to the Company's employees for compensation, the proceeds from such sale shall be allotted for said fund.

The procedure of forming and spending of the fund's assets, and the purpose of the fund shall be defined by a Provision on the Equity Participation Fund to be approved by the Company's Board of Directors.

Clause 10
Dividends of the Company

10.1. The Company may, once in a year, decide on (declare) distribution of dividends on the placed shares.

The dividends shall be paid out of the Company's net profit stated in the Profit and Loss Statement of the company for the year's results. Dividends on preferred shares may be paid out of the Company's funds specially allotted for this purpose.

In case of restructuring of the Company in the form of a takeover of other companies, the net profit of the Company shall be assessed by adding its net profit (loss) and the net profit (loss) of the merged companies calculated in compliance with regulations on accounting in the Profit and Loss Statement of such merged companies as of the latest report date (date of restructuring).

The decision on distribution of annual dividends, the amount of the annual dividend, and the form of its payment on shares of each category (type), and the date of payment shall be made by the General Meeting of the Shareholders. The amount of annual dividends may not exceed the value recommended by the Company's Board of Directors.

For such dividend distribution, a list of persons entitled to annual dividends shall be prepared at the Company. The list shall be prepared using the data of the Register as of the date of preparing of the list of persons authorized to attend the annual General Meeting of the Shareholders.

10.2. Dividends on shares of all categories (types) shall be paid out within a date to be set by the resolution of the General Meeting of the Shareholders to distribute the Company's annual dividend. Where the annual General Meeting of the Shareholders does not indicate a date of dividend payment on shares of all categories (types), the dividends on said shares shall be paid within 60 days from the day of passing the decision to pay annual dividends.

10.3. When declaring (deciding on) distribution of dividends, the Company shall be governed by restrictions set by the federal law.

Clause 11
Register of the Company's Shareholders. Registrar of the Company

11.1. The Company shall ensure keeping and maintaining of the Company's Shareholders Register in compliance with the requirements of the effective laws of the Russian Federation and other statutory documents of the Russian Federation.

11.2. The keeper of the Company's Shareholders Register shall be a specialist registrar exclusively occupied in keeping the Shareholders Register and having a license of an officially established type for such activity.

Approval of a Company Registrar and of the terms of the contract therewith, and termination of the contract with the Registrar shall be based on a resolution of the Company's Board of Directors.

11.3. The Company shall not be relieved of the responsibility for maintaining and keeping of the Shareholders Register. Where any improper actions of the registrar violate civil rights of a shareholder or a nominee shareholder, such shareholder or nominee shareholder may, in a procedure provided by the effective laws of the Russian Federation, apply to a court with a claim against the Company for recovery of violated civil rights, and in particular, for damages.

11.4. The Company Registrar shall perform the functions of the Returning Board of the Company. As such, the Company Registrar shall verify authorization of, and register persons attending a General Meeting of the Shareholders, qualify the quorum of a General Meeting of the Shareholders, explain controversial points raised in relation to the exercise by Shareholders (or their representatives) of their voting rights at the General Meeting, clarify the procedure of voting on items put to the vote, maintain the prescribed procedure of voting and Shareholders' rights to participate in the voting, count the votes, draft minutes on the voting results, and file the voting tickets in the archive.

When performing the functions of a returning board, the Registrar shall be governed by the effective laws, and by the Charter of the Company and other internal documents of the Company.

Clause 12
General Meeting of the Shareholders

12.1. The General Meeting of the Shareholders is the supreme controlling body of the Company.

12.2. The following matters, the resolution of which may not be delegated to the Board of Directors, General Manager, or Managing Board of the Company, shall be in the frame of reference of the General Meeting of the Shareholders:

1) revisions of, and amendments to this Charter, or approval of a new version of the Charter (except for cases provided by the Federal Law on Corporations), in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting);

2)) restructuring of the Company, in which case a decision may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

3) winding up of the Company, appointment of a liquidation committee, and approval of the interim and the closing liquidation statement, in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

4) election to the Board of Directors, which shall be conducted by cumulative voting;

5) premature termination of authority of members of the Board of Directors, in which case a decision may be passed by a majority of votes of holders of the Company's voting shares attending the Meeting;

6) definition of the number, denomination, and category (type) of the Company's declared shares, and rights entitled by these shares, in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

7)) increase of the Company's authorized capital by increasing the share denomination, in which case a decision may be passed by a majority of votes of holders of the Company's voting shares attending the Meeting;

8) increase of the Company's authorized capital by placing additional shares in a public subscription when the number of additionally placed shares exceeds 25% of the ordinary shares previously placed by the Company, in which case a decision may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

9) increase of the Company's authorized capital by placing additional shares in a close subscription, in which case a decision may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

10) reduction of the Company's authorized capital by reduction of the share denomination, by purchase of a part of the shares by the Company in order to reduce their overall number, or by redemption of shares purchased or bought in by the Company. The decisions in these cases shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

11) election to the Company's Auditing Committee, and premature termination of its members' authority. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

12) approval of the Company Auditor. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

13) approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company, and distribution of profits, and in particular distribution (declaration) of dividends, and losses of the Company by the fiscal year results. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

14) establishment of the procedure of conduct of a General Meeting of Shareholders of the Company, a resolution on which shall be passed by a majority of votes of holders of the Company's voting shares attending the Meeting;

15) splitting and consolidation of shares. The decisions in these cases shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

16) resolutions on approval of transactions with vested interests; such resolutions shall be passed in the cases and in the procedure provided in Chapter XI of the Federal Law on Corporations;

17) approval of large transactions related directly or indirectly to purchase, disposal, or possible disposal by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions closed as part of the Company's usual business, transactions related to placement (sale) of the Company's ordinary shares, and transactions related to placement of issued securities convertible into ordinary shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) resolution on participation in holding companies, financial/industrial groups, associations, and similar business groups. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

20) placement by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are placed by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares exceeding 25 percent of the previously placed ordinary shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting

21) decision on compensation, at the Company's expense, of the costs of preparation and conduct of an extraordinary General Meeting of the Shareholders of the Company in the case when the Board of Directors, against the effective laws of the Russian Federation, did not make a decision on convening of an extraordinary meeting, and such meeting is convened by other persons. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

22) relieving of a person which has acquired, independently or jointly with its affiliates, 30 or more percent of the placed ordinary shares of the Company, of the obligation to buy shares from other Shareholders of the Company. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting, except for the votes of shares owned by such person and its affiliates;

23) decision on delegation of the authority of the sole executive body of the Company to a managing entity or a manager, where a resolution shall be passed a majority of holders of the Company's voting shares attending the Meeting;

24) decisions on other matters provided by the Federal Law on Corporations and by this Charter.

12.3. The General Meeting of the Shareholders may pass resolutions on matters provided in subparagraphs 2, 7, 8, 9, 15-19, and 23 of paragraph 12.2 of this Charter exclusively when presented by the Board of Directors. In this case, other persons authorized under the effective laws of the Russia Federation to enter items on the agenda of an annual or extraordinary General Meeting of the Shareholders, may not demand that the Board of Directors enter the above matters on the meeting's agenda.

The General Meeting of the Shareholders may not review or make decisions on matters that are outside its frame of reference as defined by the Federal Law on Corporations.

The General Meeting is not authorized to pass resolutions on matters not on the agenda, or revise the agenda.

12.4. When the General Meeting of the Shareholders resolves matters of revisions of, and amendments to this Charter that restrict the rights of holders of a particular type of the Company's preferred shares, a resolution on such revisions or amendments shall be deemed passed if at least three quarters of

votes of holders of the Company's ordinary shares attending the Meeting, and three quarters of holders of holders of said particular type of shares are for such resolution.

12.5. The Company shall hold an annual General Meeting of the Shareholders once in a year.

The annual General Meeting of the Shareholders shall not be held earlier than four months, or later than six months after the end of a fiscal year.

The annual General Meeting of the Shareholders may resolve the following matters:

election of the Board of Directors of the Company,

election of the Auditing Committee of the Company,

approval of the Company Auditor,

approval of annual reports, annual accounting including profit and loss statements (income statements) of the Company, approval of distribution of profits, and in particular distribution (declaration) of dividends, and losses of the Company by the fiscal year results,

other matters within the frame of reference of the General Meeting of the Shareholders.

12.6. Any Shareholder(s) jointly owning at least two percent of the Company's voting shares may enter items on the agenda of an annual General Meeting of the Shareholders, and make nominations to the Board of Directors and to the Auditing Committee of the Company, the number of which shall not exceed the membership of the respective body defined by this Charter. Such proposals shall be filed by the Company within 60 days from the end of the fiscal year.

12.7. Any general meetings of the Shareholders held in addition to the annual meeting shall be extraordinary.

An extraordinary General Meeting of the Shareholders may be held by decision of the Board of Directors on the basis of its own initiative, request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares as of the date of filing of such request. An extraordinary General Meeting of the Shareholders by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares shall be convened by the Board of Directors of the Company.

12.8. An extraordinary General Meeting of the Shareholders convened by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares, shall be held within 40 days from the date of filing of the request for convening of an extraordinary General Meeting of the Shareholders.

12.9. An extraordinary General Meeting of the Shareholders convened by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares, the agenda of which contains the item of election of members of the Company's Board of Directors, shall be held within 70 days from the date of filing of the request for convening of an extraordinary General Meeting of Shareholders.

When the number of members of the Board of Directors of the Company becomes less than the number making the quorum for meetings of the Board of Directors, the extraordinary General Meeting of the Shareholders convened by decision of the Board of Directors on the basis of its own initiative to decide on election of a new Board of Directors, shall be held within 70 days from the date of resolution on its holding passed by the Board of Directors..

12.10. During the preparation of an extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors of the Company on the agenda, any shareholder(s) jointly owning at least two percent of the Company's voting shares, may make nominations to the Board of Directors, the number of which may not exceed the membership of the Board of Directors as defined by this Charter. Such proposals shall be filed by the Company at least 30 days in advance of the day of the extraordinary General Meeting of the Shareholders.

Proposals on nominees for the Board of Directors of the Company shall contain information provided by Article 53 of the Federal Law on Corporations.

12.11. The list of persons authorized to attend the General Meeting of the Shareholders shall be drafted on the basis of data of the Company's Shareholders Register.

The date of drafting of the list of persons authorized to attend the General Meeting of the Shareholders shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of the Shareholders, and not more than 50 days and not less than 45 days in advance of the date of its holding.

The date of drafting of the list of persons authorized to attend an extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors on the agenda shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of the Shareholders, and not more than 65 days in advance of the date of its holding and not later than the date of notice of such extraordinary General Meeting of Shareholders.

12.12. The notice of convening of a General Meeting of the Shareholders shall be issued at least 20 days in advance, and notice of convening of a General Meeting of the Shareholders, the agenda of which contains the item of restructuring of the Company, at least 30 days in advance of its scheduled date.

Where the proposed agenda of an extraordinary General Meeting of the Shareholders contains the item of election of the Board of Directors, the notice of convening of an extraordinary General Meeting of the Shareholders shall be made at least 50 days in advance of its scheduled date.

Within the above dates, the notice of convening of the General Meeting of the Shareholders shall be sent to each person on the list of persons authorized to attend the General Meeting of the Shareholders by a registered letter, or handed to each of such persons against his / her signature, or published in the newspaper *Izvestiya*.

12.13. Persons authorized to attend the General Meeting of the Shareholders will be supplied, in the order and at the address(es) indicated in the notice of convening of the General Meeting of the Shareholders, with the following information (materials):

annual accounting, including the Auditor's opinion and the Auditing Committee's report on the results of the audit of the annual accounts,

information on nominees for the Board of Directors and the Auditing Committee of the Company,

draft revisions and amendments to be made in the Company's Charter, or the draft of a new version of the Company's Charter,

draft internal documents of the Company,

drafts of other documents, decisions on which are provided in draft resolutions of the General Meeting of the Shareholders,

draft resolutions of the General Meeting of the Shareholders,

other information (materials) required for submission under the applicable laws,

other information (materials) required for passing resolutions on agenda items of a General Meeting of the Shareholders, and included by the Board of Directors on the list of information (materials) submitted to the Shareholders during the preparation of the General Meeting of the Shareholders.

12.14. The General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by the Shareholders jointly owning over one half of the placed voting shares of the Company.

Participants to a General Meeting of the Shareholders shall be defined as Shareholders registered for participation therein, and Shareholders whose tickets are received not later than two days before the date of the General Meeting of the Shareholders. Participants to a General Meeting of the Shareholders held in the format of remote voting shall be defined as Shareholders whose tickets are received before the ticket filing deadline.

12.15. If the agenda of the General Meeting of the Shareholders comprises items to be voted by different groups of voters, the quorum for resolutions on such matters shall be fixed separately. In this case, the lack of quorum for resolutions on matters voted by one group of voters shall not prevent passing a resolution on matters voted by another group of voters where a quorum is available.

12.16. Where no quorum is available to hold an annual General Meeting of the Shareholders, a repeated annual General Meeting of the Shareholders shall be held with the same agenda. Where no quorum is available to hold an extraordinary General Meeting of the Shareholders, a repeated extraordinary General Meeting of the Shareholders shall be held with the same agenda. A repeated General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by Shareholders jointly owning at least 30 percent of votes of the placed voting shares of the Company.

The notice of holding of a repeated General Meeting of the Shareholders, and sending (handing) of voting tickets shall be completed at least 20 days in advance of the date и holding of such repeated General Meeting of the Shareholders.

The notice of holding of a repeated General Meeting of Shareholders where the agenda contains an item of restructuring of the Company shall be completed at least 30 days in advance of the date of holding of such repeated General Meeting of Shareholders.

When a repeated General Meeting of Shareholders is held earlier than 40 days after the abortive General Meeting of Shareholders, the persons authorized to attend such General Meeting of Shareholders shall be named in conformity with the list of persons who were authorized to attend the abortive General Meeting of Shareholders..

12.17. A General Meeting of Shareholders shall be presided by the person performing the functions of the sole controlling body, if not otherwise decided by Board of Directors of the Company.

12.18. Other matters related to preparation and conduct of annual and extraordinary General Meetings of the Shareholders, and in particular, the rules of procedure of the General Meeting of the Shareholders, shall be regulated by the Provision on the General Meeting of the Shareholders of the Company to be approved by the General Meeting of the Shareholders.

Clause 13
Board of Directors of the Company

13.1. The Board of Directors is a congregate controlling body of the Company providing general control of the Company's activity.

13.2. The Board of Directors of the Company shall be annually elected by the annual General Meeting of the Shareholders, in the number of 11 persons, by cumulative voting.

13.3. The General Meeting of the Shareholders may pass a decision on premature termination of authority of members of the Board of Directors. In this case, such a decision may only be made in respect of all the members of the Board of Directors simultaneously.

In case of premature termination of authority of the Board of Directors, authority of the new membership of the Board of Directors shall remain valid until the nearest scheduled annual general meeting.

13.4. The frame of reference of the Board of Directors of the Company shall encompass:

1) setting of priorities in the activity of the Company, and in particular, approval of the annual budget, medium-term and long-term budgets, development strategies and programs of the Company, revision of the above documents, and follow-up of their implementation;

2) pre-approval of operations extending beyond the limits set by the Company's annual budget;

3) convening of annual and extraordinary General Meetings of the Shareholders, except for cases provided by Article 55 (8) of the Federal Law on Corporations;

4) approval of the agenda of the General Meeting of the Shareholders;

5) setting the target date of drafting of the list of persons authorized to attend the General Meeting of the Shareholders, and other matters defined to be in the frame of reference of the Board of Directors as per the provisions of Chapter VII of the Federal Law on Corporations and related to the preparation and conduct of a General Meeting of the Shareholders;

6) interim approval of the Company's annual report;

7) increase of the Company's authorized capital by placing by the Company of additional shares at the expense of the Company's property, by distributing them among Shareholders, within the number of declared shares as defined by this Charter, except for the cases provided in paragraphs 8 and 9 of 12.2 of this Charter;

8) placement by the Company of bonds or other issued securities, in cases where under the terms of placement of such bonds or other issued securities they are not convertible into the Company's shares;

9) placement by the Company of convertible bonds or other issued securities convertible into shares, if such bonds (or other issued securities) are placed by public subscription, where such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares amounting to 25 or less percent of the previously placed ordinary shares;

10) pricing (cash evaluation) of assets, and the price of placement and redemption of issued securities in cases provided by the Federal Law on Corporations;

11) approval of resolutions on issue of securities, security issue prospectuses, reports on the results of issuance of the Company's securities, quarterly reports of the issuer of issued securities, and reports on the results of purchase of the Company's shares for the purpose of their redemption;

12) purchase of shares, bonds and other securities placed by the Company;

13) approval of the Company Registrar and of the terms of the contract therewith, and deciding on cancellation of the contract therewith;

14) recommendations on the rate of dividend on shares, and the format and dates of its payment; approval of an internal document on the dividend on the Company's shares;

15) applications of the reserve fund and other funds of the Company;

16) control over implementation of internal control procedures;

17) recommendations on the amount of fees and compensations to be paid to members of the Company's Auditing Committee, and approval of terms of the contract signed with the Auditor, including assessment of remuneration of the Auditor's services;

18) approval of the Provisions on the Company's structural unit performing the internal control functions, approval of nominees for the position of its manager, and addressing other matters where decisions shall be made by the Board of Directors in accordance with the Provisions on this unit;

19) approval of transactions related directly or indirectly to purchase, disposal, or possible disposal by the Company of property, the value whereof amounts to 0.75 to 25 percent of the book value of the Company's assets assessed by its accounts as of the latest reporting date;

20) approval of transactions related directly or indirectly to purchase, disposal, or possible disposal by the Company of property, the value whereof amounts to 25 to 50 percent of the book value of the Company's assets as of the latest reporting date, except for transactions closed as part of the Company's usual business, transactions related to placement (sale) of the Company's ordinary shares, and transactions related to placement of issued securities convertible into ordinary shares of the Company;

21) approval of transactions with vested interests, in cases provided by Chapter XI of the Federal Law on Corporations;

22) approval of the structure of the Company, including the essential functions of the structural units;

23) establishing of subsidiaries, opening of representative offices, their winding up, and approval of Provisions thereon;

24) preliminary approval of nominees for the positions of CEOs of subsidiaries and representative offices, and their dismissal;

25) determination of priority lines of business of subsidiaries;

26) appointment of the sole executive body (General Manager), setting of his/her term of service, and premature termination of his/her authority;

27) election (re-election of the Chairman of the Board of Directors and his deputy;

28) forming of the congregate executive body (Managing Board), definition of its term of service, and premature termination of the authority of members of the Managing Board;

29) approval of part-time service of the person performing the functions of the sole executive body of the Company, and members of the Managing Board of the Company in executive bodies of other companies;

30) permission to the person performing the functions of the sole executive body for a compensated part-time job in other companies;

31) establishment of standing or ad hoc (to address particular matters) committees of the Board of Directors, and approval of Provisions thereon;

32) appointment and dismissal of the Company's Corporate Secretary, and approval of Provisions on the Office of Corporate Secretary of the Company;

33) approval of the terms of contracts (supplementary agreements) signed with the General Manager, members of the Managing Board, managers of subsidiaries and offices, the manager of the Company's division performing the internal control functions, the Corporate Secretary of the Company, and review of matters to be resolved by the Board of Directors in accordance with the above contracts;

34) decisions on participation (joining, withdrawal, or a change in the interest) of the Company in other entities, by selling or buying interests and shares in other organizations, and by additional contributions to the authorized capitals of such organizations;

35) decisions on the Company's participation in non-profit organizations except for cases provided in subparagraph 18 of 12.2 hereof, by joining them as a sponsor, withdrawal, or making additional contributions (donations) as related to the Company's participation in non-profit organizations;

36) resolutions on the agenda items of general meetings of affiliates (or supreme controlling bodies of other entities) where the Company is the sole shareholder;

37) determination of the routines of Company's relationships with organizations where the Company participates;

38) approval of an internal document on disclosure of information on the Company;

39) approval of (other than those provided in 13.4 hereof) internal documents of the Company regulating matters in the frame of reference of the Board of Directors, except for internal documents, the approval of which is referred by the Charter of the Company to the frame of reference of the General Meeting of Shareholders and executive bodies of the Company;

40) other matters provided by the Federal Law on Corporations and by this Charter.

13.5. Matters within the frame of reference of the Board of Directors may not be delegated for resolution to the congregate or the sole executive body of the Company.

13.6. Resolutions on matters described in 7 and 20 of paragraph 13.4 of this Charter shall be passed by a solid vote by all the members of the Board of Directors, except for the votes of retiring members of the Board of Directors.

Where a solid vote of the Board of Directors on matters provided in 7 and 20 of paragraph 13.4 of this Charter cannot be reached, these matters may, by decision of the Board of Directors, be introduced for resolution by the General Meeting of the Shareholders. In this case, a decision may be passed by a majority of votes of holders of the Company's voting shares attending the meeting .

13.7. Other matters defined by the Federal Law on Corporations and by this Charter to be in the frame of reference of the Board of Directors, and not listed in 13.6 of this Charter, shall be passed by a majority of votes of members of the Board of Directors attending the meeting.

13.8. The procedure of convening and conduct of the Board of Directors, and the rates and procedures of payment of rewards and compensations to members of the Board of Directors shall be defined by the Provisions on the Board of Directors to be approved by the General Meeting of Shareholders.

13.9. Meetings of the Board of Directors shall be convened by the Chairman of the Board of Directors by his own initiative, or by request of a member of the Board of Directors, of the Company's Auditing, of the Company Auditor, of the congregate or the sole executive body of the Company, or by request of one or several shareholder(s) jointly owning at least five percent of the Company's voting shares.

13.10. The quorum for a meeting of the Board of Directors shall be over one half of elected members of the Board of Directors.

13.11. Meetings of the Board of Directors of the Company may be held in the format of joint attendance (in particular, via conference communication) or remote voting.

13.12. When assessing the quorum and the results of voting at a meeting held in the joint attendance format, the Board of Directors shall take into account written opinions of any member of the Board of Directors absent at its meeting.

13.13. When deciding matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote. In making decisions by the Board of Directors, the Chairman of the Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

13.14. The Chairman of the Board of Directors shall organize its functioning, convene meetings of the Board of Directors and preside at them, supervise the minute keeping at its meetings, and ensure effective functioning of committees of the Board of Directors.

13.15. The Board of Directors may appoint a deputy to the Chairman of the Board of Directors. When the Chairman of the Board of Directors is absent, his functions (including the right to sign documents) shall be performed by his deputy, and when the latter is not available, one of the members of the Board of Directors by a decision of the Board of Directors to be passed by a majority of votes of its members attending the meeting.

Clause 14
Managing Board of the Company

14.1. The Managing Board is a congregate executive body of the Company managing the execution of decisions of the General Meeting of the Shareholders and the Board of Directors of the Company.

14.2. The list of the Managing Board shall be determined, quantitatively and personally, by a decision of the Board of Directors of the Company subject to presentation by the General Manager of the Company and members of the Board of Directors.

14.3. The Managing Board shall be formed for a term to be defined by the Board of Directors of the Company at the appointment of its members.

By decision of the Board of Directors of the Company, the authority of any member (or all members) of the Managing Board of the Company may be terminated prematurely..

In case of premature termination of the authority of individual members of the Managing Board, the authority of new-appointed members shall be valid within the term for which the Managing Board of the Company is formed.

14.4. The frame of reference of the Managing Board of the Company shall encompass the following matters of management of the Company's current business:

1) development of proposals for the core activities of the Company, including draft annual budgets, draft medium-term and long-term budgets, strategies, and development programs of the Company, and proposals for revisions of said documents;

2) development and approval of internal control procedures;

3) development of personnel and social policies of the Company;

4) review and authorizing of collective agreements and contracts, and approval of the internal document regulating the general provisions of labor motivation;

5) preparation of materials and draft resolutions on matters subject to review by the General Meeting of the Shareholders and the Board of Directors, and submission of such materials to committees of the Board of Directors;

6) definition of the technical, business, and tariff policies of the Company and its subsidiaries, and development strategies and programs of the subsidiaries;

7) definition of the accounting policy, control over the methods of improvement of bookkeeping and managerial accounting, and over implementation of accounting to international standards in the Company and its subsidiaries;

8) definition of the methods of planning, budgeting, and controlling of the Company and its subsidiaries;

9) definition of the safety policy of the Company *and* its subsidiaries;

10) definition of the scope, form, and procedure of vesting and withdrawal of property allotted to a subsidiary;

11) definition of the number, and appointment of members of congregate executive bodies of subsidiaries, and premature termination of their authority; approval of the Provisions on the congregate executive body of a subsidiary;

12) preliminary approval of nominees for the positions of deputy CEOs and chief accountants of subsidiaries and representative offices, and their dismissal;

13) approval of the terms of contracts (supplementary agreements) to be signed with members of congregate executive bodies of subsidiaries, deputy CEOs, chief accountants of subsidiaries and representative offices, and review of matters, the decisions on which shall be made by the Managing Board under said agreements;

14) approval of annual and quarterly budgets of subsidiaries, revision of said documents, and review of the results of their implementation;

15) analysis of operation of structural divisions of the Company, detached units included, and development of mandatory guidelines for improvement of their operation;

16) approval of internal documents regulating matters in the frame of reference of the Managing Board, except for documents subject to approval by the General Meeting of the Shareholders and the Board of Directors of the Company.

14.5. The Managing Board may also decide on other matters of control of the Company's current business by assignment of the Board of Directors or by presentation of the General Manager of the Company

14.6. The procedure of convening and conduct of the Managing Board meetings, the procedure of decision-making by the Managing Board, and the amount of compensation to the members of the Managing Board and procedure of its payment shall be established in the Provision on the Company's Managing Board to be approved by the General Meeting of the Shareholders of the Company.

14.7. The rights, duties, and responsibility of the Managing Board members shall be defined in a contract to be signed between each of them and the Company. Such contracts shall be signed on behalf of the Company by the Chairman of the Board of Directors or by a person authorized by the Board of Directors.

Clause 15
General Manager of the Company

15.1. The General Manager is the sole executive body managing the current business of the Company. The General Manager shall be appointed by the Board of Directors.

15.2. The General Manager shall make decisions on matters that under this Charter are not within the frame of reference of the General Meeting of the Shareholders, the Board of Directors, or the Managing Board of the Company.

15.3. General Manager shall perform the functions of the Chairman of the Managing Board of the Company.

15.4. The General Manager shall act on behalf of the Company without any power of attorney, and in particular, represent its interests, enter into transactions on behalf of the Company, approve the manning tables, issue order and give instructions mandatory for all the personnel of the Company.

The General Manager shall be responsible for supervision of working with information constituting a State secret.

The rights, duties, term of authority, remuneration, and responsibilities of the General Manager shall be defined in a contract to be signed between the General Manager and the Company. The contract shall be signed by the Chairman of the Board of Directors or by a person authorized by the Board of Directors on behalf of the Company.

15.5. The General Meeting of Shareholders of the Company may at any time decide on premature termination of the authority of the General Manager of the Company, and on cancellation of the contract therewith.

Clause 16
Corporate Secretary of the Company.
Office of the Corporate Secretary of the Company

16.1. The Board of Directors may appoint a special person responsible for compliance of the Company's bodies and executives with procedural requirements ensuring the rights and interests of the Company's Shareholders, in the position of Corporate Secretary of the Company.

16.2. The rights, duties, term of service, remuneration, and responsibility of the Corporate Secretary of the Company shall be defined in internal documents of the Company, and in the contract to be signed thereby with the Company. Such contract shall be signed by the Chairman of the Board of Directors on behalf of the Company.

16.3. To ensure efficient performing by the Corporate Secretary of the Company of his/her duties, an office of the Corporate Secretary of the Company may be instituted in the Company. Its manning table, structure, and responsibilities shall be defined in an internal document of the Company to be approved by the Board of Directors

Clause 17
Control of the Finance and Business of the Company

17.1. For control of the finance and business, an Auditing Committee is instituted in the Company, which is a special structural unit performing the internal control functions, and an independent auditor shall be invited.

17.2. The Auditing Committee is an independent controlling body of the Company, which shall be elected at the annual General Meeting of the Shareholders for a term up to the next annual General Meeting of the Shareholders, in the number of seven persons.

17.2.1. The authority of individual members or of the entire list of the Auditing Committee may be prematurely terminated by resolution of the General Meeting of the Shareholders.

In case of premature termination of authority of members of the Auditing Committee, the authority of a new membership of the Auditing Committee shall be valid until the nearest annual General Meeting of the Shareholders.

When the number of the Auditing Committee' members becomes less than one half of the number of its elected members, the Board of Directors shall convene an extraordinary General Meeting of the Shareholders to elect a new list of the Auditing Committee. The remaining members of the Auditing Committee shall perform their functions until a new membership of the Auditing Committee is elected at the extraordinary General Meeting of the Shareholders.

17.2.2. The frame of reference of the Auditing Committee shall comprise:

- validation of data contained in reports and other financial documents of the Company;
- revealing of facts of any breach of statutory regulations of the Russian Federation related to procedures of bookkeeping and presentation of financial accounts ;
- verification of compliance with legal regulations in the calculation and payment of taxes;
- revealing of facts of any breach of statutory regulations of the Russian Federation, in compliance with which the Company shall pursue its business;
- assessment of economic advisability of the Company's financial and business transactions.

17.2.3. The audit (review) of the Company's financial and business activities shall be performed on the basis of the Company's annual returns.

The audit (review) of the Company's financial and business activities may also be performed at any time by initiative of:

Auditing Committee itself;

General Meeting of the Shareholders;

Board of Directors of the Company;

by request of any Shareholder(s) of the Company jointly owning at least 10 percent of the Company's voting shares, for any matter in the frame of reference of the General Meeting as of the date of such request.

17.2.4. By request of the Auditing Committee, persons holding offices in the Company's managing bodies shall submit documents on the financial and business activities of the Company.

17.2.5. The procedure of functioning of the Auditing Committee, and the rate and payment procedure of remuneration to members of the Auditing Committee shall be determined by the Provision of the Auditing Committee of the Company to be approved by the General Meeting of the Shareholders.

17.3. To ensure continuous internal control over all the business procedures, the Company shall institute a special structural unit independent from executive bodies of the Company, the activity of which shall be controlled directly by the Board of Directors of the Company.

The functions of such structural unit, the procedures of its activity, the procedure of personnel appointment, and requirements for the personnel shall be defined by an internal document to be approved by the Board of Directors of the Company.

17.4. For the purposes of verification and validation of its annual financial accounts, the Company shall annually engage a professional auditor with no property interest in the Company or its Shareholders.

17.4.1. The Auditor shall audit the finance and business of the Company in compliance with the statutory documents of the Russian Federation on the basis of the contract to be signed therewith.

17.4.2. The General Meeting of the Shareholders shall confirm the appointed Company Auditor. The terms of the contract to be signed with the Auditor, including the rate of its compensation shall be approved by the Board of Directors of the Company.

17.4.3. The audit of the Company's business shall be performed at any time when requested by Shareholders jointly owning 10 or more percent of the voting shares of the Company. The Shareholders initiating the audit shall send a written request to the Board of Directors, which shall contain grounds of such a request, the name(s) of the Shareholder(s), the number and category (type) of shares owned thereby, and the signature of the Shareholder or its proxy. Where the request is signed by a proxy, the letter of attorney shall be attached thereto.

Clause 18
Restructuring of the Company

18.1. The Company may be restructured on a voluntary basis by decision of the General Meeting of Shareholders. Other grounds and procedures of the Company's restructuring are defined by the effective laws of the Russian Federation.

18.2. The restructuring of the Company may take the form of merger, affiliation, splitting up, segregation, or transformation into another legal/ownership status in the procedure provided by the Federal Law on Corporations.

Clause 19
Winding Up of the Company

19.1. The Company may be wound up in a voluntary manner by decision of the General Meeting of Shareholders or by a court verdict, in the cases and procedure provided by the effective laws.

19.2. The Company shall initiate its voluntary winding up in cases provided by the effective laws of the Russian Federation.

19.3. Should the Company's property in case of its voluntary winding up be found insufficient to settle the accounts with all of the creditors of the Company, the Chairman of the Company's liquidation committee shall apply to the arbitration court for a simplified bankruptcy procedure to be applied to the Company

DRAFT RESOLUTIONS
ON AGENDA ITEMS OF THE COMPANY'S ANNUAL GENERAL MEETING OF SHAREHOLDERS
JUNE 23, 2003

RESOLUTION ON ITEM NO. 1:

The annual report, annual accounting statement including the profit and loss statement (profit and loss account) of the company, and allocation of profit, including that for dividend payment, and losses of the company by the results of the report (2002) fiscal year shall be approved.

RESOLUTION ON ITEM NO. 2:

The dividends for the year 2002 shall be paid as follows:

1. on preferred shares of 'A' type, at the rate of RR 0.140 per share in cash, within the period from August 15, 2003 till December 31, 2003;
2. on ordinary shares, at the rate of RR 0.064 per share in cash, within the period from August 15, 2003 till December 31, 2003.

RESOLUTION ON ITEM NO. 3:

The Board of Directors of the Company shall be elected out of the following list:
1

11

RESOLUTION ON ITEM NO. 4:

The Auditing Committee of the Company shall be elected with the following members on its list:

1
...
7

RESOLUTION ON ITEM NO. 5:

Ernst and Young Vneshaudit shall be approved as the Company Auditor for the year 2003.

RESOLUTION ON ITEM NO. 6:

The new version of the Charter of the Company shall be approved.

RESOLUTION ON ITEM NO. 7:

The new version of the Provisions on the General Meeting of Shareholders shall be approved.

RESOLUTION ON ITEM NO. 8:

The allocation rates for the calculation of reward to members of the Board of Directors as per the period of their service duties actually performed shall be as follows:

quarterly – to each member of the Board of Directors in the amount of 0.0062% of the Company's earnings from the sale of goods, products, work, and services in the report quarter as per the accounting records of the Company;

annual – for all the members of the Board of Directors as a body in the amount of 0.4% of the net profit amount for the report year as per the accounting records of the Company.

INFORMATION ON THE NOMINEES FOR OJSC NWT BOARD OF DIRECTORS to be elected at the annual General Meeting of Shareholders in 2003

Item No.	Nominee's name	Company and position	Nominated by	Nominee's written consent to election
1	Ankudinov, Dmitry Leonidovich	Vice-President, OOO Renaissance Capital	OAO Sviazinvest (374172243 voting shares)	given
2	Belov, Vadim Evgenievich	Deputy General Manager, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
3	Bilibin, Yury Alexandrovich	Aide to General Manager, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
4	Bobin, Maxim Viktorovich	Legal Department Manager, NCH Advisors, Inc. (Consulting Division)	Lindsell Enterprises Limited (46285849 voting shares)	given
5	Wilkening, Benjamin Stephan David	Executive Manager, AIG Brunswick Capital Management Ltd.	Stotter Limited (26182670 voting shares) Fractor Investments Limited (26648680 voting shares)	given
6	Gogol, Alexander Alexandrovich	President, St. Petersburg University of Telecommunications	OAO Sviazinvest (374172243 voting shares)	given
7	James Neil	Not specified	Stotter Limited (26182670 voting shares)	given
8	Yevseyev, Boris Viktorovich	Manager, AIG Brunswick Capital Management Ltd.	Fractor Investments Limited (26648680 voting shares)	given
9	Zabuzova, Elena Viktorovna	Manager, Business Planning and Budgeting Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
10	Ikonnikov, Alexander Vyacheslavovich	Director, Investors' Rights Protection Association, Chairman of the Board, Independent Directors' Association	Lindsell Enterprises Limited (46285849 voting shares) Stotter Limited (26182670 voting shares)	given
11	Kuleshov, Eduard Yurievich	Investment Manager, AIG Brunswick Capital Management Ltd.	Fractor Investments Limited (26648680 voting shares)	given
12	Lebedinets, Oleg Anatolievich	Not specified	Lindsell Enterprises Limited (46285849 voting shares) Fractor Investments Limited (26648680 voting shares)	given
13	Levkovsky, Dmitry Vladimirovich	Vice-President (Consulting), NCH Advisors, Inc.	Lindsell Enterprises Limited (46285849 voting shares)	given

14	Mikhailov, Oleg Mikhailovich	Manager, Information Support Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
15	Petrova, Oksana Valerievna	Deputy Manager, Corporate Governance Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
16	Ragozina, Irina Mikhailovna	Manager, Corporate Governance Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
17	Rodionov, Ivan Ivanovich	Executive Manager, AIG Brunswick Capital Management Ltd.	Stotter Limited (26182670 voting shares) Fractor Investments Limited (26648680 voting shares)	given
18	Soldatenkov, Sergey Vladimirovich	General Manager, OAO Megafon	OAO Sviazinvest (374172243 voting shares)	given
19	Sysoyev, Alexander Abramovich	General Manager, OJSC North-West Telecom	OAO Sviazinvest (374172243 voting shares)	given
20	Yashin, Valery Nikolaevich	General Manager, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given

INFORMATION ON THE NOMINEES FOR OJSC NWT AUDITING COMMITTEE
for election at the annual General Meeting of Shareholders
June 23, 2003

Item No.	Nominee's name	Position	Nominated by	Nominee's written consent to election
1	Alekhin, Sergei Ivanovich	Chief Expert, Internal Audit Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
2	Beliayev, Konstantin Vladimirovich	Chief Accountant, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
3	Lang, Andrey Yakovlevich	Deputy Business and Finance Manager, OJSC North-West Telecom	OJSC NWT Board of Directors	given
4	Pravdina, Maria Leonidovna	Manager, Investment Department, OJSC North-West Telecom	OJSC NWT Board of Directors	given
5	Prokofieva, Irina Viktorovna	Manager, Internal Audit Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
6	Tareyeva, Larissa Valerievna	Chief Expert, Direct Investment and Property Department, OAO Sviazinvest	OAO Sviazinvest (374172243 voting shares)	given
7	Fedorova, Natalia Vladimirovna	Chief Accountant, Pskov Oblast Elektrosviaz, subsidiary of OJSC North-West Telecom	OJSC NWT Board of Directors	given

NOTICE OF THE MEETING
OF THE NORTH-WEST TELECOM OPEN JOINT STOCK COMPANY
26 ul. B. Morskaya, St. Petersburg 191186

Dear Shareholder,

The North-West Telecom Open Joint Stock Company hereby informs you of the annual General Meeting of Shareholders in the format of joint attendance of Shareholders (hereafter "the Meeting") to be held on June 23, 2003 at 13:00 (Moscow time) at 14 Sinopskaya nab., St. Petersburg.

The Shareholders will be registered from 11:00 (Moscow time), June 23, 2003 at the place of the Meeting.

Agenda of the Meeting:

1. **Approval of the annual report, annual accounting statement including the profit and loss statement (profit and loss account) of the company, and allocation of profit, including that for dividend payment, and losses of the company by the results of the report (2002) fiscal year.**
2. **Setting the dividend rate for 2002, and the procedure and dates of dividend payment by each category (type) of shares.**
3. **Election of members of the Board of Directors of the Company.**
4. **Election of members of the Auditing Committee of the Company.**
5. **Approval of the Company Auditor for the year 2003.**
6. **Approval of the new version of the Charter of the Company.**
7. **Approval of the new version of the Provisions on the General Meeting of Shareholders of the Company.**
8. **Setting the rate of reward to members of the Board of Directors of the Company.**

The list of persons authorized to attend the Meeting has been prepared using the data of the Register of Holders of the Company's securities as of May 5, 2003.

Holders of the Company's ordinary shares have the right to vote all the items on the agenda of the Meeting.

The Shareholders may review the materials for the Meeting on business days from June 03, 2003 till June 22, 2003, 10:00 till 16:00 (Moscow time), lunch break: 12:00 till 13:00, at the following addresses:

- St. Petersburg, ul. Bolshaya Morskaya 24, Office 232, Shareholders and Securities Dept., OJSC NWT.
- Kaliningrad, ul. Bolnichnaya 24, 236040 (Kaliningrad Oblast Elektrosviaz, subsidiary of OJSC NWT)
- Pskov, Oktiabrsky pr. 5, Office 12 (Pskov Oblast Elektrosviaz, subsidiary of OJSC NWT)
- Veliky Novgorod, ul. Ludogoscha 2 (Novgorodtelecom, subsidiary of OJSC NWT)
- Petrozavodsk, ul. Dzerzhinskogo 5 (Republic of Karelia Elektrosviaz, subsidiary of OJSC NWT)
- Murmansk, pr. Lenina 82a (Murmanelektrosviaz, subsidiary of OJSC NWT)
- Cherepovets, ul. Kommunistov 29 (Cherepovetselektrosviaz, subsidiary of OJSC NWT)
- Vologda, Sovetsky pr. 4 (Vologda Oblast Elektrosviaz, subsidiary of OJSC NWT)
- Archangel, Troitsky pr. 45 (Archangel Oblast Artelecom, subsidiary of OJSC NWT)

or find such information (materials) for the Meeting on the Company's site www.nwtelecom.ru.

A Shareholder (representative of a Shareholder) may personally attend the Meeting and vote the items on its agenda, or mail filled-in voting tickets to:

- 26 ul. Bolshaya Morskaya, St. Petersburg 191186, OJSC North-West Telecom.
  The deadline for voting ticket filing is June 20, 2003.

A Shareholder arriving to be registered at, and participate in the Meeting, shall have available the voting tickets previously mailed thereto, and the following documents:

1. Natural person Shareholders: Passport. Shareholder's representative: Passport and a letter of attorney complying with the requirements of paragraph 1 (3) of Article 57 of the Federal Law on Corporations.
2. Representative of a legal entity Shareholder: Passport and a letter of attorney complying with the requirements of paragraph 1 (3) of Article 57 of the Federal Law on Corporations. Where the CEO of a company attends the Meeting, a document proving appointment/election of such person to the respective position shall be presented.

Voting tickets received by the Company two days in advance of the date of the Meeting shall be considered in assessing the quorum and summing up of the voting results. A voting ticket will only be deemed valid if only one of the possible alternatives for each voting is left in it. A voting ticket must be signed by the Shareholder in all cases. Any ticket that is not filled in will be deemed invalid.

The voting tickets signed on the basis of letters of attorney by representatives of persons authorized to participate in voting at the Meeting shall have attached letters of attorney. Where a letter of attorney is issued by way of transfer, such letter of attorney shall be notarized. The letters of attorney shall comply with the requirements of paragraph 1 (3) of Article 57 of the Federal Law on Corporations. Where the established procedure is not complied with, voting tickets signed by representatives acting by a letter of attorney will not be accepted.

Contact telephone: (812) 312 52 89, Shareholders and Securities Dept.

OPINION
of the Auditing Committee on the results of the audit of the annual accounts of OJSC North-West Telecom

- on the results of the audit of OJSC North-West Telecom business activity in 2002;
- on the results of the accounts for 2002;
- on the reliability of the data contained in the annual report and accounts for the year 2002.

April «21», 2003
Moscow

On the basis of the Provisions on the Auditing Committee of the North-West Telecom Open Joint-Stock Company, the Auditing Committee of OJSC North-West Telecom consisting of:

- **Belyaev, Konstantin Vladimirovich**
- **Prokofieva, Irina Viktorovna**
- **Greseva, Lyubov Alexandrovna**
- **Kukina, Elena Alexandrovna**
- **Lang, Andrey Yakovlevich**
- **Pravdina, Maria Leonidovna**
- **Fedorova, Natalia Vladimirovna –**

audited the annual accounts for the year 2002.

The audit was carried from March 14 till March 18, 2003 to cover the following aspects:

- reliability of data contained in statements and other financial documents for 2002;
- procedure of bookkeeping and presentation of accounts for 2002.

In the report period, the Auditing Committee completed audits of the parent company and its subsidiaries. During the report period, the Companies taken over by OJSC North-West Telecom as its regional subsidiaries were audited by their Auditing Committees. The results of such audits were submitted to the Boards of Directors of such Companies.

General Information

Full corporate name:
North-West Telecom Open Joint-Stock Company.
Domicile:
191186, St. Petersburg, ul. Gorokhovaya 14/26
Date of the State registration of the Company: July 17, 2002, Registration No. 1027809169849
The persons responsible for the financial/business activity of the Company in the report period are:

General Manager: SYSOYEV, Alexander Abramovich
Chief Accountant: SEMCHENKO, Maya Mikhailovna
The supreme controlling body of the Company is the General Meeting of Shareholders, and in the intervals between such Meetings, the Board of Directors headed by its Chairman. The executive body of OJSC North-West Telecom is the Managing Board headed by the General Manager.

This Audit (inspection) arrived at the following findings:

DRAFT

APPROVED BY
the annual General Meeting of Shareholders
of OJSC North-West Telecom
Minutes No. 02-03 of June 23, 2003

Chairperson, General Meeting of Shareholders

A. A. Sysoyev

PROVISIONS
ON THE GENERAL MEETING OF SHAREHOLDERS
of the North-West Telecom Open Joint Stock Company
(Version 03 – 03)

St. Petersburg
2003

These Provisions on the General Meeting of Shareholders (hereafter "the Provisions") shall, in compliance with the applicable laws of the Russian Federation and the Charter of the North-West Telecom Open Joint Stock Company (hereafter "the Company), define the procedure of conduct of a General Meeting of Shareholders and other matters related to preparation and conduct of an annual and an extraordinary General Meetings of the Company's Shareholders.

1. GENERAL MEETING OF SHAREHOLDERS: TYPES, FORMS, AND DATES.

1.1. The General Meeting of Shareholders is the supreme controlling body of the Company.

1.2. The Company shall hold an annual General Meeting of Shareholders once in a year.

Such annual General Meeting of Shareholders shall address the following matters:

election of the Board of Directors of the Company,

election of the Auditing Committee of the Company,

approval of the Company Auditor,

approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company, and distribution of profits, including distribution (declaration) of dividends, and losses of the Company by the fiscal year results,

as well as other matters within the frame of reference of the General Meeting of Shareholders.

1.3. Any general meetings of the Shareholders held in addition to the annual meeting shall be extraordinary.

An extraordinary General Meeting of Shareholders may be held by decision of the Board of Directors on the basis of its own initiative, request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares as of the date of filing of such request, in the procedure provided by these Provisions.

1.4. A General Meeting of Shareholders may be held in the form of:

a meeting / joint attendance of Shareholders to discuss the agenda and pass resolutions on the items put to vote,

remote voting.

A General Meeting of Shareholders where the agenda contains items of election of the Board of Directors of the Company, election of the Auditing Committee of the Company, approval of the Company Auditor, and approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company, and distribution of profits, including distribution (declaration) of dividends, and losses of the Company by the fiscal year results, may not be held in a remote voting format.

1.5. An annual General Meeting of Shareholders shall be held earlier than four months, or later than six months after the end of a fiscal year.

1.6. An extraordinary General Meeting of Shareholders convened by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares, shall be held within 40 days from the date of filing of the request for convening of an extraordinary General Meeting of Shareholders.

1.7. An extraordinary General Meeting of Shareholders convened by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares, the agenda of which contains the item of election of members of the Company's Board of Directors, shall be held within 70 days from the date of filing of the request for convening of an extraordinary General Meeting of Shareholders.

1.8. Where the number of members of the Board of Directors of the Company becomes less than the number making the quorum for meetings of the Board of Directors, the extraordinary General Meeting of Shareholders convened by decision of the Board of Directors on the basis of its own initiative to decide on election of a new Board of Directors, shall be held within 70 days from the date of resolution on its holding passed by the Board of Directors.

1.9. Except for the case described in 1.8 of these Provisions, any extraordinary General Meeting of Shareholders convened by decision of the Company's Board of Directors on the basis of its own initiative to decide on any matters within the frame of reference of the General Meeting of Shareholders, such as:

- premature termination of authority of the Board of Directors of the Company, and election of a new Board of Directors (when the number of members of the Board of Directors of the Company is not less than the quorum required to hold a meeting of the Board of Directors), or,
- election of the Board of Directors (in case when the Board of Directors was not elected for whatever reason) –

shall be held within the date to be set by the Board of Directors of the Company, with regard to requirements of the effective laws and the Charter of the Company.

2. PROCEDURES OF PROPOSALS TO ENTER ITEMS ON THE AGENDA OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS, NOMINATIONS FOR BODIES OF THE COMPANY ELECTABLE BY THE GENERAL MEETING OF SHAREHOLDERS, AND REQUESTS FOR CONVENING OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS.

2.1. Proposals to enter any items on the agenda of the annual General Meeting of Shareholders, and nominations for bodies of the Company electable by the General Meeting of Shareholders may be entered, and requests to convene an extraordinary General Meeting may be presented by:

mailing them to the address (location) of the sole executive body of the Company found in the uniform State register of legal entities;

handing against signature to the person performing the functions of the sole executive body of the Company, to the Chairman of the Board of Directors of the Company, to the Corporate Secretary of the Company, or to another person authorized to receive written messages addressed to the Company;

facsimile message.

2.2. Proposals to enter any items on the agenda of the annual General Meeting of Shareholders, and nominations for bodies of the Company electable by the General Meeting of Shareholders shall contain information provided by Article 53 of the Federal Law on Corporations. A request to convene an extraordinary General Meeting of Shareholders shall contain information provided by Article 55 of the Federal Law on Corporations. Any nomination for bodies of the Company electable by the General Meeting of Shareholders that is contained in a request to convene an extraordinary General Meeting of Shareholders shall be regulated by the applicable requirements of Article 53 of the Federal Law on Corporations.

2.3. A proposal for the agenda of the annual General Meeting of Shareholders, a nomination for bodies of the Company electable by the General Meeting of Shareholders, or a request to convene an extraordinary General Meeting shall be deemed to be made by the Shareholders (or representatives thereof) signing such proposal or request.

2.4. The percentage of voting share owned by the Shareholder(s) making a proposal for the agenda of the annual General Meeting of Shareholders, and/or a nomination for bodies of the Company electable by the General Meeting of Shareholders shall be defined as of the date of entering of such proposal.

The percentage of voting share owned by the Shareholder(s) requesting to convene an extraordinary General Meeting shall be defined as of the date of laying such a request.

2.5. Where a proposal for the agenda of the annual General Meeting of Shareholders, a nomination for bodies of the Company electable by the General Meeting of Shareholders, or a request to convene an extraordinary General Meeting is signed by a representative of the Shareholder, such proposal (request) shall have an attached letter of attorney (or its officially notarized copy) containing information on the person represented and on the representative, which under the Federal Law on Corporations shall be contained in a letter of attorney for voting documented in compliance with the requirements of the Federal Law on Corporations for documenting of a letter of attorney for voting.

2.6. Where a proposal for the agenda of the annual General Meeting of Shareholders, a nomination for bodies of the Company electable by the General Meeting of Shareholders, or a request to convene an extraordinary General Meeting is signed by a Shareholder (or representative thereof) whose rights to shares are accounted by a deposit account at a depositary, such proposal (request) shall have an attached extract from the deposit account at the depositary accounting the rights to such shares.

2.7. In case of nominations for the Board of Directors or Auditing Committee of the Company, the proposal may have an attached written consent of the nominee and information on the nominee that are to be presented to persons authorized to participate in the General Meeting during its preparation.

2.8. Where a proposal for the agenda of the annual General Meeting of Shareholders or a nomination for bodies of the Company electable by the General Meeting of Shareholders is mailed, the date of entry of such proposal shall be the date shown on the date stamping verifying the date of mailing.

Where a request to convene an extraordinary General Meeting is sent in a non-registered letter or another non-registered mailing, the date of laying such a request shall be the date shown on the date stamping verifying the date of receipt of the mailing, and where a request to convene an extraordinary General Meeting is sent in a registered letter or another registered mailing, the date of handing of the mailing to the addressee against signature.

2.9. If a proposal for the agenda of the annual General Meeting, or nomination for a body of the Company electable by the General Meeting of Shareholders, or a request to convene an extraordinary General Meeting is handed against signature, the date of such handing shall be deemed the date of filing of such proposal or request.

2.10. Where a proposal for the agenda of the annual General Meeting of Shareholders, a nomination for bodies of the Company electable by the General Meeting of Shareholders, or a request to convene an extraordinary General Meeting is sent in a facsimile message, the date of entry of such proposal or request shall be the date of receipt of the message in the procedure as per the 2nd paragraph of this 2.10.

The facsimile message containing the proposal or request shall be sent to the fax No. of the Company and be received by the Company within the business hours as officially established in the Company. In the sending of the facsimile message, the copy of the transmitted text shall bear the name of the sender, the date and time of the transmission, and the name of the person in receipt. Furthermore, the sender shall require acknowledgement of the text, and the person in receipt shall acknowledge the same by sending a reply facsimile message.

When the Company receives the original of such proposal or request sent by facsimile, the date of entry of such proposal or request shall be the date of receipt of the facsimile message by the Company.

2.11. The Board of Directors of the Company shall consider the received proposals for the agenda of the annual General Meeting of Shareholders, or nominations for bodies of the Company electable by the General Meeting of Shareholders, and make appropriate decisions within five days from the deadline date of proposal filing as set by he Charter of the Company.

Proposals for the agenda of the annual General Meeting of Shareholders, or nominations for bodies of the Company electable by the General Meeting of Shareholders received by the Company after the deadline date shall also be reviewed by Board of Directors in the procedure provided by the effective laws.

2.12. Proposals for the agenda of the annual General Meeting of Shareholders, nominations for bodies of the Company electable by the General Meeting of Shareholders, or requests to convene an extraordinary General Meeting received by the Company may be withdrawn by the persons who entered the proposals and laid the requests. Such recall may be sent in any manner provided by 2.1 of these Provisions for sending proposals and requests. The date of receipt of the withdrawal shall in this case be deemed the date of receipt by the Company of the mailing, the date of personal handing of the withdrawal, or the date of receipt by the Company of the appropriate facsimile message.

3. PREPARATION OF THE GENERAL MEETING OF SHAREHOLDERS

3.1. In preparing for a General Meeting of Shareholders, the Company's Board of Directors shall define:

the format of such General Meeting of Shareholders;

date, place, and time of the General Meeting of Shareholders and the mail address to which filled-in tickets may be sent, or, when the General Meeting of Shareholders is held in a remote voting format, the deadline date of filing of voting tickets and the mail address to which the filled-in tickets may be sent;

starting time of registration of persons participating in the General Meeting of Shareholders;

date of drafting of the list of persons authorized to attend the General Meeting of Shareholders;

agenda of the General Meeting of Shareholders;

type(s) of preferred shares the owners whereof have the right to vote the items on the agenda of General Meeting of Shareholders;

the order of notifying the Shareholders of the convening of the General Meeting of Shareholders;

the list of information (materials) made available to the Shareholders during the preparation of the General Meeting of Shareholders, and the procedure of their issue;

the form and text of the voting tickets.

3.2. A General Meeting of Shareholders shall be held in the city of location of the Company, or in another city in the territory of the Russian Federation where a subsidiary or a representative office of the Company is located.

3.3. When appointing the time for a General Meeting of Shareholders, the number of items on its agenda shall be considered. The time of the Meeting shall not be appointed earlier than 9:00 or later than 22:00, local time.

3.4. When appointing the time for the beginning of registration of persons attending the General Meeting of Shareholders, the number of such persons on the respective list shall be considered.

3.5. When approving the agenda of a General Meeting of Shareholders, the Board of Directors of the Company may combine two or more items in the frame of reference of the General Meeting of Shareholders into one item on the agenda of the Meeting.

Such combination of items may only be acceptable when a decision on one of such items is impossible without a decision on some other interrelated items.

The items that shall not be so combined are:

items that are to be voted by different groups of voters,

items where a resolution requires different numbers of votes of the holders of voting shares attending the Meeting.

4. NOTICE OF THE GENERAL MEETING OF SHAREHOLDERS.

4.1. The notice of a General Meeting of Shareholders shall be served at least 20 days, and the notice of a General Meeting of Shareholders, the agenda of which contains an item of restructuring of the Company, shall be served at least 30 days in advance of the date of its holding.

If the proposed agenda of an extraordinary General Meeting of Shareholders contains an item of election of the Board of Directors of the Company, the notice of such extraordinary General Meeting of Shareholders shall be served at least 50 days in advance of the date of its holding.

The notice of the General Meeting of Shareholders shall be in a form provided by applicable laws of the Russian Federation and by the Charter of the Company, in a procedure to be defined by the Board of Directors of the Company.

4.2. The notice of the General Meeting of Shareholders shall indicate:

the full corporate name of the Company and its place of business;

the format of such General Meeting of Shareholders (meeting, or remote voting);

date, place, and time of the General Meeting of Shareholders and the mail address to which filled-in tickets may be sent, or, when the General Meeting of Shareholders is held in a remote voting format, the deadline date of filing of voting tickets and the mail address to which the filled-in tickets may be sent;

starting time of registration of persons (or representatives thereof) participating in the General Meeting of Shareholders;

date of drafting of the list of persons authorized to attend the General Meeting of Shareholders;

agenda of the General Meeting of Shareholders;

procedure of verification of their authority by representatives of persons authorized to attend the General Meeting of Shareholders;

procedure of access to information (materials) that shall be supplied to persons authorized to attend the General Meeting for preparation for the General Meeting, and the address(es) where such information may be obtained (address / location of the sole executive body of the Company, and addresses of other locations where the information (materials) will be provided.)

4.3. The notice to the Shareholders of a General Meeting of Shareholders, the agenda of which contains items, the voting of which may entail accrual of the right to demand redemption of shares by the Company shall contain, apart from the information as per 4.2 above, information of:

any right of holders of the Company's voting shares to demand redemption by the Company of shares owned thereby, if such holders voted against the resolution or abstained from voting these items;

price and procedure of redemption of such shares.

4.4. The notice for Shareholders of an extraordinary General Meeting of Shareholders, the agenda of which contains an item of election of the Board of Directors of the Company, shall contain, apart from the information in 4.2 of these provisions, also information on the procedure and schedule of nominations for the Board of Directors of the Company by Shareholder(s) jointly owning at least 2 percent of the voting shares of the Company.

4.5. Apart from the information described in 4.2 – 4.4 hereof, the notice of the General Meeting of Shareholders may contain other information on the procedures of the Shareholders' participation in the General Meeting of Shareholders.

5. QUORUM OF THE GENERAL MEETING OF SHAREHOLDERS. REPEATED GENERAL MEETING OF SHAREHOLDERS.

5.1. The General Meeting of Shareholders shall be deemed competent (having a quorum), if it is attended by the Shareholders jointly owning over one half of the placed voting shares of the Company.

Participants to a General Meeting of Shareholders shall be defined as Shareholders registered for participation therein, and Shareholders whose tickets are received not later than two days before the date of the General Meeting of Shareholders. Participants to a General Meeting of Shareholders held in the format of remote voting shall be defined as Shareholders whose tickets are received before the ticket filing deadline.

5.2. Where no quorum is available to hold an annual General Meeting of Shareholders, a repeated General Meeting of Shareholders shall be held with the same agenda. Where no quorum is available to hold an extraordinary General Meeting of Shareholders, a repeated General Meeting of Shareholders may be held with the same agenda.

A repeated General Meeting of Shareholders shall be deemed competent (having a quorum), if it is attended by Shareholders jointly owning at least 30 percent of votes of the placed voting shares of the Company.

When a repeated General Meeting of Shareholders is held earlier than 40 days after the abortive General Meeting of Shareholders, the persons authorized to attend such General Meeting of Shareholders shall be named in conformity with the list of persons who were authorized to attend the abortive General Meeting of Shareholders.

5.3. On the basis of quorum assessment results for agenda items of the General Meeting of Shareholders, the Registrar of the Company performing the functions of the Returning Board shall prepare a protocol of quorum assessment to be signed by persons authorized by the Registrar.

Where the quorum necessary to hold the General Meeting of Shareholders is available, the protocol of the quorum assessment shall be documented within 15 days after the closing of the Meeting or after the deadline date for voting ticket filing, when the Meeting is held in the remote voting format.

Where no quorum is available to hold a General Meeting of Shareholders, the protocol of the quorum assessment shall be documented within 15 days after the scheduled date of the abortive Meeting or after the scheduled ticket filing deadline date, if the abortive Meeting was to be held in the remote voting format.

6. GROUPS OF VOTERS AT THE GENERAL MEETING OF SHAREHOLDERS.

6.1. If the agenda of the General Meeting of Shareholders contains items to be voted by different groups of voters, the quorum for passing a resolution on such items shall be assessed separately. Furthermore, a lack of quorum for a resolution on items to be voted by one group of voters shall not impede passing a resolution on items to be voted by another group of voters where there is a quorum for a valid resolution.

6.2. The matters within the frame of reference of the General Meeting of Shareholders where the lists of voters shall be defined separately are as follows:

1) election of members of the Auditing Committee and premature termination of their authority;

2) resolutions on approval of transactions with vested interests;

3) relieving of a person which, individually or jointly with its affiliated persons, has purchased 30 or more percent of placed ordinary shares of the Company, of the requirement to purchase shares from other Shareholders of the Company;

4) restructuring of the Company;

5) winding up of the Company, appointment of a liquidation committee, and approval of the interim and the closing liquidation statement;

6) revisions of, and amendments to the Charter of the Company that restrict the rights of holders of a particular type of the Company's preferred shares, including cases of assessment or increase of the dividend

rate and/or liquidation value to be paid on preferred of the preceding series, and other types of advantages provided to holders of preferred shares in the dividend payment priority and/or liquidation value of the shares.

6.3. The right to vote at the General Meeting of Shareholders in respect of the matter described in subparagraph 1 of 6.2 of these Provisions may be exercised by Shareholders of the Company voting any items within the frame of reference of the General Meeting of Shareholders, except for members of the Board of Directors of the Company or persons serving in executive bodies of the Company.

The right to vote at the General Meeting of Shareholders in respect of the matter described in subparagraph 2 of 6.2 of these Provisions may be exercised by Shareholders of the Company voting any items within the frame of reference of the General Meeting and not interested in the transaction.

The right to vote at the General Meeting of Shareholders in respect of the matter described in subparagraph 3 of 6.2 of these Provisions may be exercised by Shareholders of the Company voting any items within the frame of reference of the General Meeting except for a person that has individually purchased 30 or more percent of placed ordinary shares of the Company, and its affiliated persons.

The right to vote at the General Meeting of Shareholders in respect of the matter described in subparagraphs 4 and 5 of 6.2 of these Provisions may be exercised by holders of the Company's ordinary shares and by holders of the Company's preferred shares of each type.

The right to vote at the General Meeting of Shareholders in respect of the matter described in subparagraph 6 of 6.2 of these Provisions may be exercised by Shareholders of the Company voting any items within the frame of reference of the General Meeting, and by holders of the Company's preferred shares of each type where the rights are restricted.

6.4. The lists of voters for particular items on the agenda of the General Meeting of Shareholders shall be finalized by the date of preparing of the list of persons authorized to attend the General Meeting of Shareholders.

6.5. Where the quorum for different agenda items of the Meeting is to be assessed separately, the quorum assessment protocol shall indicate the information on the quorum (or lack thereof) for each of such items.

7. BODIES FORMED FOR CONDUCT OF A GENERAL MEETING OF SHAREHOLDERS.

7.1. The chairperson of the General Meeting of Shareholders shall be the person defined by the Charter of the Company. The chairperson of the General Meeting of Shareholders shall preside at the Meeting, and in particular,

1) announce the opening and closing of the Meeting,

2) introduce the persons presenting information on the agenda items,

3) control the progress of discussion of agenda items,

4) perform other functions provided by these Provisions.

7.2. The chairperson of the Meeting may initiate forming of a Presidium of the General Meeting of Shareholders to assist in presiding at the Meeting (when held in the "meeting" format).

The chairperson and members of the Presidium shall jointly preside at the General Meeting of Shareholders, and perform the functions provided by subparagraphs 1 – 3 of 7.1 of these Provisions.

7.3. If the person to preside at the General Meeting according to the Charter of the Company is missing at an extraordinary General Meeting held by decision of the Company's bodies or persons entitled to request an extraordinary General Meeting, the chairperson of the General Meeting shall be the person (or representative thereof) who made the decision to hold an extraordinary General Meeting, or, if the decision to hold an extraordinary General Meeting was made by several persons or members of the Company's congregate body, one of such persons at their discretion.

7.4. To keep minutes of the General Meeting of Shareholders, the chairperson of the General Meeting of Shareholders appoints a Secretary (Secretariat) of the General Meeting of Shareholders.

7.5. If a Corporate Secretary of the Company is appointed in the Company, the Corporate Secretary shall perform the following functions as Secretary of the General Meeting of Shareholders:

1) necessary actions to ensure preparation and conduct of the General Meeting of Shareholders in compliance with the requirements of the law, the Charter and other internal documents of the Company, on the basis of the decision to convene the General Meeting of Shareholders, made by the Board of Directors of the Company or by other bodies or persons in accordance with the requirements of the law and the Charter of the Company;

2) preparation of instructions to the Registrar of the Company to draft a list of persons authorized to participate in the General Meeting of Shareholders and a list of persons entitled to dividends on shares;

3) documenting of materials to be presented to the General Meeting of Shareholders, providing of access thereto, certifying and copying necessary documents by of persons authorized to participate in the General Meeting of Shareholders;

4) notifying of the convening of the General Meeting of Shareholders of all the personnel in the executive and controlling bodies of the Company;

5) collection of filled-in voting tickets received by the Company at the addresses dedicated for their mailing, and timely delivery of such tickets to the Registrar of the Company performing the functions of the Returning Board;

6) replies to questions of participants to the General Meeting related to the procedure of its conduct, application of these Provisions and compliance with the requirements of the effective laws, and actions to settle conflicts should they arise in relation to the procedure of preparation and conduct of the General Meeting of Shareholders;

7) keeping minutes of the General Meeting of Shareholders.

Where the Corporate Secretary is not appointed or is absent from the General Meeting of Shareholders or at a certain stage of its preparation, such functions shall be performed by the Secretary of the Meeting and/or by other officials of the Company.

7.6. The Company Registrar performs the functions of the Company's returning board. In doing so, the Company Registrar shall verify the authority of, and register persons participating in the General Meeting of Shareholders, assess the quorum of the General Meeting of Shareholders, clarify matters arising in respect of exercise of Shareholders (or representatives thereof) of their right to vote at the General Meeting, explain the procedure of voting of items put to vote, maintain the established order of voting and ensure the rights of Shareholders to participation in the voting, count the ballot and summarize the voting results, prepare a protocol on the voting results, stores the voting tickets in an archive, and perform other functions provided by these Provisions.

In performing the functions of the Returning Board, the Registrar of the Company may:

- keep logbooks and other records or registers of any format at its discretion;
- select the format of protocols to be documented at its own discretion and with regard to the requirements of the effective laws and these Provisions.

8. PROCEDURES OF CONDUCT OF THE GENERAL MEETING OF SHAREHOLDERS AND VOTING OF AGENDA ITEMS OF THE GENERAL MEETING OF SHAREHOLDERS HELD IN THE "MEETING" FORMAT (JOINT ATTENDANCE OF SHAREHOLDERS TO DISCUSS THE AGENDA ITEMS AND PASS RESOLUTIONS ON THE ITEMS PUT TO VOTE).

8.1. Persons (or representatives thereof) included on the list of persons authorized to participate in the General Meeting shall be registered for participation in the General Meeting, except for the persons (or representatives thereof) whose voting tickets were received later than two days in advance of the date of the Meeting. Persons (or representatives thereof) authorized to participate in the General Meeting, whose voting tickets were received at least two days in advance of the date of the Meeting may attend the Meeting.

Should the Company or the Registrar performing the functions of the Returning Board receive a notification of replacement (recall) of the representative of a person authorized to attend the General Meeting of Shareholders prior to registration of such representative, such person authorized to attend the General Meeting of Shareholders (and in particular, its new representative acting on the basis of a letter of attorney for voting) shall be registered for participation in the Meeting.

A person buying any shares after the date of drafting of the list of persons authorized to attend the General Meeting of Shareholders shall be registered for participation in the Meeting if the respective person on the list of persons authorized to attend the Meeting has issued a power of attorney for voting in respect of such shares to such buyer.

8.2. A General Meeting of Shareholders held in the "meeting" format may be opened if the quorum is provided by the scheduled time of its beginning for at least one item on the agenda of the Meeting. Registration of those persons authorized to participate in the General Meeting who have not been registered for participation before its opening shall be stopped at the end of discussion of the last item on the agenda of the Meeting where the quorum is provided.

8.3. Where no quorum is provided for any of the agenda items at the beginning of the General Meeting of Shareholders, the Registrar performing the functions of the Returning Board shall notify the chairperson of the General Meeting of Shareholders accordingly. The chairperson of the Meeting shall make decision on the time to which the General Meeting of Shareholders is to be postponed. In this case, the opening of the General Meeting of Shareholders may not be postponed by more than 2 hours.

Should the opening of the General Meeting of Shareholders be postponed, the minutes of the General Meeting of Shareholders shall record the actual time of its opening.

8.4. Items shall be addressed at the General Meeting of Shareholders as per the order of priority stated in the approved agenda.

The order of priority may be revised by decision of the Chairperson of the Meeting.

8.5. Discussion of agenda items of the General Meeting of Shareholders consists in presenting information on such items to persons attending the Meeting and in providing them (where necessary) with explanations on agenda items and on the information so presented.

Items on the agenda of the Meeting shall be discussed in the procedure defined by 8.6 – 8.9 hereof.

8.6. Information on agenda items being discussed shall be presented to persons attending the Meeting in the form of speeches (reports) by:

speakers appointed by the chairperson of the Meeting;

persons (or representative thereof) attending the Meeting who announce their intention to provide additional information on any items on the agenda. Such announcements shall be sent in writing to the Chairperson of the General Meeting of Shareholders prior to discussion of the respective agenda item. The announcement shall indicate the name (title) of the person, the wording of the item on which the information is to be provided, the time needed for the presentation, and the number of votes, which the person may use to vote the agenda item in question.

8.7. Each person (or representative thereof) attending the Meeting may apply for explanations on any item on the agenda and information presented thereon to the chairperson of the Meeting, to members of the Presidium of the Meeting, or to the person(s) who presented the information. Such application shall be handed in writing. to the chairperson of the General Meeting of Shareholders prior to discussion of the next item on the agenda, indicating the name (title) of the person attending the Meeting, and the number of votes that the person may ballot with on the agenda item being discussed.

Each written application when properly documented shall be considered during the Meeting.

If the chairperson of the Meeting, a member of the Presidium, or the person(s) providing the information find it impracticable to give an exhausting explanation immediately, or if the person (or representative thereof) attending the Meeting demands a written explanation of the matter concerning such person, such written explanation shall be sent to the applying person within 10 days after the closing of the General Meeting of Shareholders. A written explanation may only be given subject to proper documenting of the application as per the 1st paragraph of this 8.7.

8.8. The time for speeches (reports) on items on the agenda and for explanations in reply to applications received shall be defined by the chairperson of the Meeting. However,

- at least 10 minutes, but not more than 45 minutes, shall be granted to a speaker appointed by the chairperson of the Meeting;
- at least 5 minutes shall be granted to a person (or representative thereof) attending the Meeting who presents additional information on an agenda item;
- at least 10 minutes shall be allotted for a statement for explanations in reply to an application received.

The time on the floor granted by the chairperson of the Meeting need not be fully used by a speaker.

The chairperson of the Meeting shall not comment on speeches, or interrupt any speaker, except for cases when the speaker violates the procedure of the conduct of the Meeting provided by these Provisions.

8.9. The chairperson of the Meeting shall define intermissions in the proceedings of the General Meeting of Shareholders and their duration as necessary.

An intermission in the proceedings of the General Meeting of Shareholders may not be announced during the discussion of an item on the agenda.

8.10. The persons (or representative thereof) who have been registered for participation in the General Meeting of Shareholders shall be given the opportunity to vote the Meeting's agenda items at any time from the moment of opening of the Meeting till the lapse of the voting time as defined in accordance with 8.11 hereof and the beginning of ballot count for the agenda items.

8.11. After the last agenda item of the General Meeting of Shareholders where the quorum is provided has been discussed, the chairperson of the Meeting shall additionally allot at least 30 minutes to vote the items on the agenda of the Meeting.

8.12. The counted ballots and resolutions passed by the General Meeting may be

1) announced at the General Meeting of Shareholders,

or

2) made known to persons authorized to participate in the Meeting in the established procedure.

8.13. The General Meeting of Shareholders shall be closed:

1) when all the resolutions passed by the Meeting during the session, and the counted ballots (in the case provided by subparagraph 1 of 8.12 hereof) have been announced, or,

2) when the time scheduled for voting the agenda items as per 8.11 of these Provisions (in the case provided by paragraph 2 of 8.12 hereof) has elapsed.

A General Meeting where the quorum was provided by the moment of its opening only for some of the agenda items shall not be closed if, by the end of registration, any persons have been registered whose registration ensures the quorum for passing resolutions on the remaining agenda items of the General Meeting.

9. VOTING TICKET OF THE GENERAL MEETING OF SHAREHOLDERS.

9.1. Any items on the agenda of the General Meeting of Shareholders may only be voted with voting tickets.

A voting ticket shall be mailed or handed against signature to each person on the list of persons authorized to attend a General Meeting of Shareholders at least 20 days in advance of the General Meeting of Shareholders. Such ticket shall be mailed in a registered letter.

If so requested by persons being registered for participation in a General Meeting held in the "meeting" format, whose voting tickets have not been received by the Company, or were received later than two days in advance of the Meeting, they may be issued only voting tickets with a mark of their repeated issue.

If, during a General Meeting of Shareholders held in the "meeting" format, the Company or the Registrar performing the functions of the Returning Board receive from a person authorized to attend the General Meeting of Shareholders a notification of replacement (recall) of its representative prior to registration of the representative whose authority is thus terminated, voting tickets shall be issued to such person authorized to attend the General Meeting of Shareholders (and in particular, to its new representative acting on the basis of a letter of attorney for voting).

When a General Meeting of Shareholders is held in the "meeting" format, the buyers of any shares transferred after the date of drafting of the list of persons authorized to attend the Meeting, who have been

registered for participation in the Meeting, shall be issued voting tickets, if such buyers have a power of attorney for voting issued by the person on list of persons authorized to attend the Meeting.

For the purposes of pre-schedule voting, when a General Meeting of Shareholders is held in the "remote voting" or "meeting" format, the buyers of any shares transferred after the date of drafting of the list of persons authorized to attend the Meeting, provided that such buyers have a power of attorney for voting issued by the person on said list, may be issued voting tickets only in case of their application to:

- the Company, if the Company itself provides mailing (handing) of voting tickets,

or

- to the Company Registrar if the Registrar provides mailing (handing) of voting tickets under an agreement with the Company. .

9.2. Each voting ticket shall contain:

1) full corporate name of the Company and its place of business;

2) format of the General Meeting of Shareholders (meeting or remote voting);

3) date, place, and time of the General Meeting of Shareholders, and the mail address to which filled-in voting tickets may be sent, or, when the General Meeting of Shareholders is held in the remote voting format, the deadline date of filing of voting tickets and the mail address to which filled-in voting tickets shall be sent;

4) wordings of resolutions on each item (or name of each nominee) in the voting of which the ticket shall be used;

5) voting alternatives for each item of the agenda expressed by the terms "yea", "nay", or "abstained", and a space opposite each voting alternative to indicate the number of votes in favor of each alternative, and where the ticket is intended for cumulative voting in the election of members of the Board of Directors, also:

- indication that the members of the Board of Directors of the Company shall be elected by cumulative voting, and explanation of the cumulative voting method,

- a space to indicate, opposite each nominee's name, the number of votes given to the respective nominee by the General Meeting participant who chose the "yea" alternative,

- explanation that any fraction of a vote being a product of multiplication of votes owned by the holder of the share so fractioned, by the number of persons to be elected to the Board of Directors of the Company, may be cast for one nominee only;

6) reminder that the voting ticket shall be signed by the Shareholder;

7) explanations as to the following:

a voter may choose only one voting alternative, except for cases of voting by instructions of the buyers of shares transferred after the date of drafting of the list of persons authorized to attend the Meeting, or by instructions of owners of depositary securities;

where a voting ticket has more than one voting alternative left, the voter shall put the number of votes given for the respective voting alternative in the spaces to indicate the number of votes given to each alternative, and put a mark showing that such voting is by instructions of the buyers of shares transferred after the date of drafting of the list of persons authorized to attend the Meeting, or by instructions of owners of depositary securities;

a voter by the power of attorney issued in respect of shares transferred after the date of drafting of the list of persons authorized to attend the Meeting, shall indicate the number of votes cast for the left voting alternative in the space to indicate the number of votes that is opposite the left voting alternative, and put a mark showing that such voting is the power of attorney issued in respect of shares transferred after the date of drafting of the list of persons authorized to attend the Meeting;

where a part of the shares was transferred after the date of drafting of the list of persons authorized to attend the Meeting, and a power of attorney for voting was issued to the buyer in respect of such shares, or the buyers instructions for voting were given to the voter by such buyer, the voter shall indicate the number of votes cast for the left voting alternative in the space to indicate the number of votes that is opposite the left voting alternative, and put a mark showing that the respective part of the shares was transferred after the date of drafting of the list of persons authorized to attend the Meeting. Where instructions are received in respect of the shares transferred after the date of drafting of the list of persons authorized to attend the Meeting from the buyer of such shares, and these instructions agree with the left voting alternative, such votes shall be added.

In addition to the above, the voting ticket may contain:

1) wording of each item put to vote, and priority of its discussion;

2) method of marking of the selected voting alternative;

3) full name (title) of the person authorized to attend a General Meeting of Shareholders;

4) number of votes that may be cast by a person authorized to participate in a General Meeting of Shareholders on each item on the agenda;

5) spaces for a mark (marks) to be put by persons indicating the number of votes cast for the left voting alternative(s) for each of the following cases :

- voting is authorized by instructions of the buyers of shares transferred after the date of drafting of the list of persons authorized to attend the Meeting,

- voting is authorized by instructions of owners of depositary securities;

- voting is authorized under a power of attorney issued in respect of shares transferred after the date of drafting of the list of persons authorized to attend the Meeting;

- a part of the shares was transferred after the date of drafting of the list of persons authorized to attend the Meeting ;

6) other information to be defined by the Board of Directors of the Company.

The voting ticket shall not contain two or more agenda items of the General Meeting of Shareholders if these items are to be balloted by different groups of voters.

9.3. Invalid voting tickets are:

1) tickets where the voter has left more than one voting alternative, except for cases when voting is authorized by instructions of persons who bought shares after the date of drafting of the list of persons authorized to attend the Meeting, or by instructions of owners of depositary securities;

2) tickets received by the Company and signed by a representative acting on the basis of a letter of attorney to vote, if the Company or the Registrar performing the functions of the Returning Board receive a notification of replacement (recall) of such representative at least two days in advance of the date of the General Meeting;

3) two or more filled-in tickets of one person found with different voting alternatives left for one item of the agenda of the Meeting, except for cases when such voting tickets are signed by a person who has issued a power of attorney in respect of shares transferred after the date of drafting of the list of persons authorized to attend the Meeting, and/or persons acting on the basis of such powers of attorney, where the spaces for indicating the number of votes cast for each voting alternative contain the number of votes cast foe the respective voting alternative, and contain appropriate marks as provided by 9.2 hereof;

4) a ticket for voting in the election of members of the Auditing Committee of the Company where the "yea" alternative is left for a larger number of nominees than the number of persons to be elected to the Auditing Committee of the Company, except for cases when such voting tickets are signed by a person voting on the basis of shares transferred after the date of drafting of the list of persons authorized to attend the Meeting, by instructions of the buyers of such shares, and/or by a person voting on the basis of shares circulating outside the Russian Federation in the form of depositary securities, by instructions of owners of depositary securities, and contain appropriate marks as provided by 9.2 hereof.

9.4. Where a voting ticket contains several items put to vote, its invalidity admitted in respect of one or several items shall not entail its acknowledgement as invalid for voting in general.

9.5. The votes represented by a voting ticket found invalid in respect of one, several, or all of the items that are to be voted with such ticket shall not be counted when counting ballot for the items in respect of which the ticket is found invalid.

Acknowledgement of a voting ticket as invalid for voting of one, several, or all of the items that are to be voted with such ticket shall not imply cancellation of votes of such ticket when assessing the quorum.

10. COSTS OF PREPARATION AND CONDUCT OF A GENERAL MEETING OF SHAREHOLDERS.

10.1. The Managing Board of the Company shall prepare and approve the list of costs of preparation and conduct of the annual General Meeting of Shareholders and an extraordinary General Meeting of Shareholders held by decision of the Board of Directors of the Company on the basis of its own initiative, a request by the Auditing Committee of the Company, the Company Auditor, or any Shareholder(s) jointly owning at least 10 percent of the Company's voting shares as of the date of filing of such request.

10.2. When the Board of Directors of the Company, within the scheduled date, does not make a decision to convene an extraordinary General Meeting of Shareholders, or a decision denying its convening is made, and the extraordinary General Meeting of Shareholders is convened by bodies and persons demanding its convening, while the General Meeting of Shareholders has passed a resolution for compensations of costs of preparation and conduct of an extraordinary General Meeting of Shareholders at the Company's expense, such compensation applies only to documented proved costs incurred by the bodies and persons that were authorized to convene and conduct such extraordinary General Meeting of Shareholders.

11. PROCEDURE OF APPROVAL AND REVISION OF THESE PROVISIONS.

11.1. These Provisions shall be approved by the General Meeting of Shareholders by the majority of votes of holders of the Company's voting shares attending the Meeting.

11.2. These Provisions may be revised or extended by the General Meeting of Shareholders by the majority of votes of holders of the Company's voting shares attending the Meeting.

11.3. If, as a result of a revision of the Russian Federation laws or the Company's Charter, any clauses of these Provisions are found to be in conflict therewith, the Provisions shall be applied wherever it does not contradict the effective laws and the Company's Charter.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF THE COMPANY ON APPROPRIATION OF THE COMPANY'S PROFITS, INCLUDING THAT FOR DIVIDEND PAYMENT, AND LOSSES BY THE FISCAL YEAR RESULTS

It is recommended that the net profit be appropriated as follows:

- RR 17,522,000, or 5.4% of the net profit of the report year, to be additionally appropriated to the Reserve Fund, with the purpose to bring its amount to 5% of the Authorized Capital;
- RR 75,382,000, or 23.0% of the net profit, to be appropriated to dividend payment, of which, RR 47,099,000 to payment on ordinary shares, and RR 28,283,000, to payment on preferred shares;
- a surplus profit balance of RR 234,360,000 (71.6% of the net profit).

MAIN APPROPRIATIONS OF THE YEAR 2002 SURPLUS PROFIT PLANNED FOR THE YEAR 2003

Item No.	Item description	Unit	Year 2003
			Target
1	2	3	4
1.	Free balance of the previous years' surplus profits as of 01.01.03 to be appropriated	RR ,000	278 443
	Appropriations:		
a)	cover of losses	RR ,000	0
b)	increase of the equity as regards the previous years' surplus profits	RR ,000	278 443
2.	Surplus profit of the report year	RR ,000	327 264
	Essential appropriations of the surplus profit of the report year		
a)	cover of previous years' losses		0
b)	deductions to the Reserve Fund as % of the net profit	RR ,000 %	17 522 5.4%
c)	deductions to the special equity participation fund for the Company's personnel (where its establishment is provided by the articles of association) as % of the net profit	RR ,000 %	0 -
d)	for dividend payment as % of the net profit	 %	75 382 23.0%
e)	increase of the equity as regards the report year's surplus profit as % of the net profit	RR ,000 %	234 360 71.6%

RESOLUTIONS OF THE BOARD OF DIRECTORS RELATED TO PREPARATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (EXTRACTS FROM THE MEETING MINUTES)

THE BOARD OF DIRECTORS
OF THE NORTH-WEST TELECOM OPEN JOINT STOCK COMPANY
EXTRACT FROM THE MEETING MINUTES NO. 5-03
(remote participation)
City of St. Petersburg February 19, 2003

PARTICIPATED:
Members of the Board of Directors:

Vadim E. Belov	Deputy General Manager, OAO Sviazinvest
Yury A. Bilibin	Aide to General Manager, OAO Sviazinvest
Benjamin S. D. Wilkening	Executive Manager, AIG Brunswick Capital Management Ltd.
Alexander A. Gogol	President, St. Petersburg Bonch-Bruyevich University of Telecommunications
Alexander V. Ikonnikov	Director, Investors' Rights Protection Association, Chairman of the Board, Independent Directors' Association
Dmitry V. Levkovsky	Vice-President, NCH Advisors, Inc.
Irina M. Ragozina	Manager, Corporate Governance Department, OAO Sviazinvest
Ivan. I. Rodionov	Executive Manager, AIG – Brunswick Capital Management
Sergey V. Soldatenkov	General Manager, OAO Megafon
Alexander A. Sysoyev	General Manager, OJSC North-West Telecom
Valery N. Yashin	General Manager, OAO Sviazinvest

In total, of 11 members of the Board of Directors, 11 persons participated in the meeting. The quorum for resolutions is provided.

AGENDA:
1. Election of the Chairman of the Board of Directors.
2. Entering nominees on the nomination list for voting at the election of the Board of Directors the Company at the annual General Meeting of Shareholders of OJSC N. W. Telecom in 2003.
3. Entering nominees on the nomination list for voting at the election of the Auditing Committee of the Company at the annual General Meeting of Shareholders of OJSC N. W. Telecom in 2003.

The materials related to the Agenda were mailed to all the members of the Board of Directors.

RESOLUTIONS PASSED:

Re. Item No.1
Elect Valery N. Yashin Chairman of the Board of Directors of OJSC North-West Telecom.
PASSED UNANIMOUSLY.

Re. Item No. 2
Enter the following nominees on the nomination list for voting at the election of the Board of Directors the Company at the annual General Meeting of Shareholders of OJSC N. W. Telecom in 2003:
1. **Ankudinov, Dmitry Leonidovich**
2. **Belov, Vadim Evgenievich**
3. **Bilibin, Yury Alexandrovich**
4. **Bobin, Maxim Viktorovich**
5. **Wilkening, Benjamin Stephan David**
6. **Gogol, Alexander Alexandrovich**
7. **James Neil**

8. **Yevseyev, Boris Viktorovich**
9. **Zabuzova, Elena Viktorovna**
10. **Ikonnikov, Alexander Vyacheslavovich**
11. **Kuleshov, Eduard Yurievich**
12. **Lebedinets, Oleg Anatolievich**
13. **Levkovsky, Dmitry Vladimirovich**
14. **Mikhailov, Oleg Mikhailovich**
15. **Petrova, Oksana Valerievna**
16. **Ragozina, Irina Mikhailovna**
17. **Rodionov, Ivan Ivanovich**
18. **Soldatenkov, Sergey Vladimirovich**
19. **Sysoyev, Alexander Abramovich**
20. **Yashin, Valery Nikolayevich**

PASSED UNANIMOUSLY.

Re. Item No. 3

Enter the following nominees on the nomination list for voting at the election of the Auditing Committee of the Company at the annual General Meeting of Shareholders of OJSC N. W. Telecom in 2003:

1. **Alekhin, Sergey Ivanovich**
2. **Belyaev, Konstantin Vladimirovich**
3. **Prokofieva, Irina Viktorovna**
4. **Tareyeva, Larisa Viktorovna**

PASSED UNANIMOUSLY.

Chairman of the Board of Directors — V. N. Yashin

Secretary to the Board of Directors — A. A. Bondarenko

THE BOARD OF DIRECTORS
OF THE NORTH-WEST TELECOM OPEN JOINT STOCK COMPANY
EXTRACT FROM THE MEETING MINUTES NO. 9-03

(personal attendance)

City of St. Petersburg — April 22, 2003

ATTENDED BY:

Members of the Board of Directors:

Vadim E. Belov	Deputy General Manager, OAO Sviazinvest
Yury A. Bilibin	Aide to General Manager, OAO Sviazinvest
Benjamin S. D. Wilkening	Executive Manager, AIG Brunswick Capital Management Ltd.
Alexander A. Gogol	President, St. Petersburg Bonch-Bruyevich University of Telecommunications
Alexander V. Ikonnikov	Director, Investors' Rights Protection Association, Chairman of the Board, Independent Directors' Association
Irina M. Ragozina	Manager, Corporate Governance Department, OAO Sviazinvest
Ivan. I. Rodionov	Executive Manager, AIG – Brunswick Capital Management
Sergey V. Soldatenkov	Acting General Manager, OAO Megafon

Participated with a written opinion:

Dmitry V. Levkovsky	Vice-President, NCH Advisors, Inc.
Alexander A. Sysoyev	General Manager, OJSC North-West Telecom

In total, of 11 members of the Board of Directors, 10 persons attended the meeting. The quorum for resolutions is provided.
Secretary to the Board of Directors: Antonina A. Bondarenko.

RESOLUTIONS PASSED:
Elect V. E. Belov Chairperson of the Meeting.
PASSED UNANIMOUSLY BY THE ATTENDING MEMBERS

AGENDA:
...
6. Convening of the annual General Meeting of Shareholders of the Company (resolutions to be passed on organizational matters such as appointing the date of the Meeting, its agenda, procedure of notifying the shareholders etc.)

...

6. ITEM REVIEWED:
Information of **Nikolai G. Bredkov**, Deputy General Manager (Corporate Governance) on the convening of the annual General Meeting of Shareholders of the Company (resolutions to be passed on organizational matters such as appointing the date of the Meeting, its agenda, procedure of notifying the shareholders etc.)
The matter was reviewed in advance by the Corporate Governance Committee (Chairman: **I. M. Ragozina**).
Recommendations of the Committee:

1. The agenda of the annual General Meeting of Shareholders shall comprise the following items:
   - Approval of the new version of the Provisions on the General Meeting of Shareholders.
   - Setting the rate of reward to members of the Board of Directors.

2. Item 6 of the agenda of the Meeting shall be rendered as "Approval of the new version of the Charter of the Company".

RESOLUTIONS PASSED:

6.1. Convene an annual General Meeting of Shareholders of the North-West Telecom Open Joint Stock Company in the format of joint attendance of the Shareholders, with prior mailing (handing) of voting tickets (hereafter "the MEETING").

6.2. Approve the date, place, and time of the MEETING to be June 23, 2003 at 14 Sinopskaya nab., St. Petersburg, 13:00 (Moscow time). The time of beginning and the place of registration of Shareholders for participation in the MEETING shall be 11:00 (Moscow time) at the place of the MEETING.

6.3. Set *May 05, 2003* as the target date of drafting of the list of persons authorized to attend the MEETING. Holders of ordinary shares only may vote the MEETING agenda items.

6.4. Circulate the voting tickets to Shareholders within *June 2, 2003.*

6.5. Approve the mail address to which filled-in voting tickets may be sent as follows:
- **26 ul. Bolshaya Morskaya, St. Petersburg 191186, OJSC North-West Telecom.**
  The deadline for voting ticket filing is June 20, 2003.

6.6. Approve the following agenda of the MEETING:

1. **Approval of the annual report, annual accounting statement including the profit and loss statement (profit and loss account) of the company, and allocation of profit, including that for dividend payment, and losses of the company by the results of the report (2002) fiscal year.**
2. **Setting the dividend rate for 2002, and the procedure and dates of dividend payment by each category (type) of shares.**
3. **Election of members of the Board of Directors of the Company.**
4. **Election of members of the Auditing Committee of the Company.**
5. **Approval of the Company Auditor for the year 2003.**
6. **Approval of the new version of the Charter of the Company.**
7. **Approval of the new version of the Provisions on the General Meeting of Shareholders of the Company.**
8. **Setting the rate of reward to members of the Board of Directors of the Company.**

6.7. Approve the following list of information (materials) submitted to the Shareholders during the

preparation of the MEETING:

- Notice of the MEETING;
- annual report of the Company;
- annual accounting statement of the Company;
- Auditor's opinion on the results of the audit of the annual accounts;
- Auditing Committee's opinion on the results of the audit of the annual accounts and on the reliability of the data contained in the Company's annual report;
- Recommendations of the Company's Board of Directors as to allocation of profit, including the rate of the dividend on the Company's shares and its payment procedure, and losses of the company by the fiscal year results;
- Information on the nominees for the Board of Directors of the Company, including information on the given/withheld written consent of the nominees to election to the position;
- Information on the nominees for the Auditing Committee of the Company, including information on the given/withheld written consent of the nominees to election to the position;
- Draft new version of the Charter of the Company;
- Draft new version of the Provisions on the General Meeting of Shareholders of the Company;
- Draft resolutions on the items of the MEETING's agenda;
- Resolutions of the Board of Directors for preparation of the MEETING;

6.8. Provide to Shareholders of the Company access to the above-listed information (materials) for the MEETING from *June 03, 2003 till June 22, 2003*, on business days, from 10:00 till 16:00 (Moscow time), with the lunch break from 12:00 till 13:00, at the following addresses:

- St. Petersburg, ul. Bolshaya Morskaya 24, OJSC NWT.
- Kaliningrad, ul. Bolnichnaya 24, 236040 (Kaliningrad Oblast Elektrosviaz, subsidiary of OJSC NWT)
- Pskov, Oktiabrsky pr. 5, Office 12 (Pskov Oblast Elektrosviaz, subsidiary of OJSC NWT)
- Veliky Novgorod, ul. Ludogoscha 2 (Novgorodtelecom, subsidiary of OJSC NWT)
- Petrozavodsk, ul. Dzerzhinskogo 5 (Republic of Karelia Elektrosviaz, subsidiary of OJSC NWT)
- Murmansk, pr. Lenina 82a (Murmanelektrosviaz, subsidiary of OJSC NWT)
- Cherepovets, ul. Kommunistov 29 (Cherepovetselektrosviaz, subsidiary of OJSC NWT)
- Vologda, Sovetsky pr. 4 (Vologda Oblast Elektrosviaz, subsidiary of OJSC NWT)
- Archangel, Troitsky pr. 45 (Archangel Oblast Artelecom, subsidiary of OJSC NWT)

6.9. Approve the text of the notice of the MEETING, and publish the notice of the MEETING in the *Izvestia* newspaper within June 02, 2003.

6.10. Approve the following list of information submitted to the Shareholders prior to the MEETING:

- voting tickets;
- notice of the MEETING.

6.11. Place the information (materials) for the MEETING as listed in subparagraphs .7 and .10 above on the Company's site www.nwtelecom.ru.

6.12. In compliance with Article 53 (7) of the Federal Law on Corporations, as the number of nominees offered by the shareholders for the list of the Auditing Committee, extend the list of nominees for voting at the election of the Auditing Committee of the Company at the MEETING with the following nominees:

- Lang, Andrey Yakovlevich – Deputy Business and Finance Manager, OJSC N. W. Telecom;
- Pravdina, Maria Leonidovna – Manager, Investment Department, OJSC N. W. Telecom
- Fedorova, Natalia Vladimirovna – Chief Accountant, Pskov Oblast Elektrosviaz

Subsidiary of OJSC N. W. Telecom.

6.13. The Managing Board of the Company shall, within the framework of preparation of the MEETING, arrange a meeting with analysts and investors.

PASSED UNANIMOUSLY.

Chairperson	V. E. Belov
Secretary to the Board of Directors	A. A. Bondarenko

THE BOARD OF DIRECTORS
OF THE NORTH-WEST TELECOM OPEN JOINT STOCK COMPANY
EXTRACT FROM THE MEETING MINUTES NO. 10-03

(personal attendance)

City of St. Petersburg May 15, 2003

ATTENDED BY:

Chairman of the Board of Directors:	
Valery N. Yashin	General Manager, OAO Sviazinvest
Members of the Board of Directors:	
Vadim E. Belov	Deputy General Manager, OAO Sviazinvest
Yury A. Bilibin	Aide to General Manager, OAO Sviazinvest
Alexander A. Gogol	President, St. Petersburg Bonch-Bruyevich University of Telecommunications
Alexander V. Ikonnikov	Director, Investors' Rights Protection Association, Chairman of the Board, Independent Directors' Association
Irina M. Ragozina	Manager, Corporate Governance Department, OAO Sviazinvest
Ivan I. Rodionov	Executive Manager, AIG – Brunswick Capital Management
Alexander A. Sysoyev	General Manager, OJSC North-West Telecom
Participated with a written opinion:	
Benjamin S. D. Wilkening	Executive Manager, AIG Brunswick Capital Management Ltd.
Dmitry V. Levkovsky	Vice-President, NCH Advisors, Inc
Sergey V. Soldatenkov	General Manager, OAO Megafon

In total, of 11 members of the Board of Directors, 8 persons attended the meeting. The quorum for resolutions is provided.

Secretary to the Board of Directors: Antonina A. Bondarenko.

AGENDA:

1. Pre-approval of the annual report of the Company for the year 2002. Review of the annual accounting statement, profit and loss statement, planned allocation of profit and losses of the Company for the year 2002, and recommendations for the annual dividend rates.
2. Review of the Opinions of the Company Auditor and the Auditing Committee of the Company.
3. Resolutions of the conduct of the annual General Meeting of Shareholders: approval of the voting tickets' text and format, etc.
4. Approval of the new version of the Charter of the Company .
5. Approval of the Provisions on the General Meeting of Shareholders of the Company.

1. ITEM REVIEWED:

Annual report of the Company for the year 2002, annual accounting statement, profit and loss statement, planned allocation of profit and losses of the Company for the year 2002, and recommendations for the annual dividend rates.

Speakers in the debate were **V. N. Yashin, I. M. Ragozina, and I. I. Rodionov.**

The members of the Board of Directors noted such drawbacks in the Company's business as decreased dividend rates, and the Company's lagging behind other nationwide corporations in its development, which may to some extent be attributed to the Company restructuring process in 2002, to establishment of a bad debt reserve, etc.

Along with the pre-approval of the annual report, the rate of annual reward to members of the Board of Directors must also be approved (as per 7.4 of the Provisions on the Board of Directors). With regard to a net profit decrease in 2002, it was suggested that the annual reward to members of the Board of Directors should not be paid.

RESOLUTIONS PASSED:

1.1. Pre-approve the annual report, annual accounting statement including the profit and loss statement (profit and loss account) of the company, and allocation of profit, including that for dividend payment, and losses of the Company by the results of the report (2002) fiscal year, and submit them for approval by the annual General Meeting of Shareholders.

1.2. Recommend to the General Meeting of Shareholders to pay the dividends for the year 2002 as follows:

- **on preferred shares of 'A' type, at the rate of RR 0.140 per share in cash, within the period from August 15, 2003 till December 31, 2003,**
- **on ordinary shares, at the rate of RR 0.064 per share in cash, within the period from August 15, 2003 till December 31, 2003.**

1.3. With regard to a decrease in the net profit amount in 2002, the annual reward to members of the Board of Directors as per paragraph 7.4 of the Provisions on the Board of Directors shall not be paid.

PASSED UNANIMOUSLY.

2. ITEM REVIEWED:

- Opinion of the Company Auditor.
- Opinion of the Auditing Committee of the Company.

RESOLUTIONS PASSED:

2.1. Accept the Opinion of the Auditor for information.

2.2. Accept the Opinion of the Auditing Committee for information.

PASSED UNANIMOUSLY.

3. ITEM REVIEWED:

Information of **Nikolai G. Bredkov**, Deputy General Manager (Corporate Governance) on resolutions to be passed on the conduct of the annual General Meeting of Shareholders of the Company: selection of a Company Auditor, setting the rate of reward to members of the Board of Directors for their service in the Board of Directors of the Company, approval of the text and format of the voting tickets, etc.

Speakers in the debate were **V. E. Belov, A. V. Ikonnikov, I. M. Ragozina, I. I. Rodionov, V. N. Yashin.**

RESOLUTIONS PASSED:

3.1. Recommend that the annual General Meeting of Shareholders approve ZAO Ernst and Young Vneshaudit as the Company Auditor for 2003.

PASSED UNANIMOUSLY.

3.2. Recommend that the annual General Meeting of Shareholders approve the following rates of reward to members of the Board of Directors of the Company as per the period of performing of their duties:

- **quarterly – to each member of the Board of Directors in the amount of 0.0062% of the Company's earnings from the sale of goods, products, work, and services in the report quarter as per the accounting records of the Company;**
- **annual – for all the members of the Board of Directors as a body in the amount of 0.4% of the net profit amount for the report year as per the accounting records of the Company.**

PASSED BY A MAJORITY OF VOTES.

Voting Results:

“YEA” - 10 “ABSTAINED” - 1 (A. V. Ikonnikov) “NAY” - 0

3.3. Approve the format and text of the voting tickets for voting at the annual General Meeting of Shareholders.

PASSED UNANIMOUSLY.

4. ITEM REVIEWED:
New version of the Charter of the Company presented with regard to recommendations by **the Corporate Governance Committee**, (Chairman: **I. M. Ragozina**).

Speakers in the debate were **V. E. Belov, A. A. Gogol, A. V. Ikonnikov, I. M. Ragozina, I. I. Rodionov, A. A. Sysoyev, V. N. Yashin.**

RESOLUTIONS PASSED:
Approve the draft new version of the Charter of the Company recommended by the Corporate Governance Committee of the Company's Board of Directors, and submit it for approval by the annual General Meeting of Shareholders.

PASSED BY A MAJORITY OF VOTES.

Voting Results:
“YEA” - 10 “ABSTAINED” - 1 (A. V. Ikonnikov) “NAY” - 0

5. ITEM REVIEWED:
Draft Provisions on the General Meeting of Shareholders of the Company presented by **Nikolai G. Bredkov**, Deputy General Manager (Corporate Governance).

RESOLUTIONS PASSED:
Approve the draft new version of the Provisions on the General Meeting of Shareholders of the Company, and submit it for approval by the annual General Meeting of Shareholders.

PASSED UNANIMOUSLY.

Chairman of the Board of Directors V. N. Yashin

Secretary to the Board of Directors A. A. Bondarenko

Data on the Candidate for the Position of the Company's Auditor Private Stock Company PricewaterhouseCoopers Audit (PwC Audit)

Location: str. 5, d. 52, Kosmodamianskaya naberezhnaya, Moscow, Russia, 113054

Branch in St. Petersburg: 19/21, ul. Dostoyevskogo, St. Petersburg, 191126, Russia

Certificate of making an entry in the Single State Register of Legal Entities on a legal entity registered before 1st July 2002, date of making the entry: 22nd August 2002, series 77 No. 007773936, registered by the State Institution *Moscow Registration Chamber* on 28th February 1992, No. 008.890, under the basic state registration number 1027700148431.

License for auditing No. E000376 issued by the Ministry of Finance of the Russian Federation on 20th May 2002. The license is valid till 20th May 2007.

Composition of the auditors team:

Partner: Aleksey Sergeyevich Ivanov, auditor's qualification certificate No. 024252 (general audit) issued on 28th November 2001 for an unlimited period;

Senior Manager of the Audit Department: Yelena Mikhailovna Botvinnik, auditor's qualification certificate No. K002263 (general audit) issued on 31st January 2003 for an unlimited period;

Partner of the Tax Department: Natalya Gennadyevna Milchakova;

Senior Manager of the Tax Department: Natalya Spartakovna Shcherbakova, auditor's qualification certificate No. 008572 (general audit) issued on 28th November 2001 for an unlimited period.

PricewaterhouseCoopers Audit has been the auditor of OJSC St. Petersburg MMT, which is now a part of OJSC NWT, for four years and has an extensive experience and knowledge gained in the course of cooperation with major Russian communication companies. In 2003 we started cooperation with OJSC NWT, having provided a report with the description of applying the accounting principles adopted in the USA (GAAP USA) and International Financial Reporting Standards (IAS, IFRS) for fixed assets accounting.

PricewaterhouseCoopers Audit has provided auditing services to such telecommunication companies as Svyazinvest, Rostelecom, Transtelecom, MGTS, MST, Globalstar – Space Telecommunications, Golden Line, Comcor-TV, Italtel, Lucent Technologies and Nokia, has carried out an analysis of the financial position of Telecominvest and provided services in the field of taxation and structuring to such companies as Comstar, Combellga, Rustelnet, Global One (Equant), Globalstar, Comcor, Telenor, Tele 2, Telia, AnTel and to companies producing telecommunication equipment, including Ericsson, Huawei, Samsung and Sony.

Data on the Candidate for the Position of the Company's Auditor Private Joint-Stock Company ERNST & YOUNG VNESHAUDIT

Location: str. 1-1A, d. 20/12, Podsosensky per., Moscow, Russia, 105062.

Branch in St. Petersburg: 23, ul. Malaya Morskaya, St. Petersburg, 190000, Russia.

Certificate of making an entry in the Single State Register of Legal Entities on a legal entity registered before 1st July 2002, date of making the entry: 16th September 2002, series 77 No. 008050714, registered by the State Institution Moscow Registration Chamber on 30th August 1994, No. 033.468, under the basic state registration number 1027739199333.

License for auditing No. E003246 approved by the Order of the Ministry of Finance of RF of 17th January 2003, No. 9, issued for a period of five years.

Composition of the auditors team:

Partner: Alexandr Mikhaylovich Svistich

Auditing Department Manager:
Elina Vyacheslavovna Rytseva, Auditor's Qualification Certificate No. 039951 (general audit), issued on 22nd January 2002, for an unlimited period.

Tax Department Partner: Olga Vladimirovna Litvinova;

Tax Department Manager: Dmitry Borisovich Babiner.

The composition of the auditors team on the whole will remain unchanged in 2004.

Private Joint-Stock Company ERNST & YOUNG VNESHAUDIT has an experience of auditing OJSC North-West Telecom for the years 2002 and 2003.

Voting Ballots

(Brief Description in English)

The Company has distributed draft voting ballots to the Company's shareholders in connection with preparation for the annual General Meetings of Shareholders that took place on June 23, 2003. The voting ballots, among other things, contain information on the procedures for the extraordinary Joint General Meetings of Shareholders, the address to which the filled-in and signed voting ballots should be sent (to 26 ul. Bolshaya Morskaya, St. Petersburg, 191186), the deadline for sending voting ballots (i.e., June 20, 2003), draft resolutions on each issue of the agenda, and an indication that election of the Company's Board of Directors is held by cumulative vote.

For the text of the draft resolutions, see the draft resolutions submitted herewith as item 3.4 of the Annex B-1.

MINUTES NO. 02-03
OF THE ANNUAL GENERAL MEETING
OF SHAREHOLDERS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

Saint Petersburg
23 June 2003

MINUTES No. 02-03
of the annual general meeting of shareholders of the Open Joint-Stock Company North-West Telecom

Place of holding:	14, Sinopskaya naberezhnaya, St. Petersburg, Russia
Time of holding:	June 23, 2003 at 13:00 (starting time of registration 11:00)
Chairperson of the Meeting:	Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom
Head of the Secretariat of the Meeting:	Nikolay Gennadyevich Bredkov
Presidium:	V.E.Belov, Yu.A.Bilibin, A.V.Ikonnikov, I.M.Ragozina, I.I.Rodionov, A.A.Sysoyev, V.N.Yashin

Number of shareholders registered for participation in the annual General Meeting of the shareholders and their representatives taking into account the absentee voting shareholders - **985**

AGENDA

1. APPROVING THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2002).
2. DETERMINING THE AMOUNT OF THE DIVIDEND FOR 2002, THE METHOD AND TIMING OF DIVIDEND PAYMENT FOR SHARES OF EACH CATEGORY (TYPE)
3. ELECTING THE MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS.
4. ELECTING THE MEMBERS OF THE COMPANY'S AUDITING COMMITTEE.
5. APPROVING THE COMPANY'S AUDITOR FOR THE YEAR 2003.
6. APPROVING THE ARTICLES OF ASSOCIATION IN A NEW VERSION
7. APPROVING THE PROVISIONS ON THE COMPANY'S GENERAL MEETING OF THE SHAREHOLDERS IN A NEW VERSION
8. DETERMINING THE AMOUNT OF REMUNERATION FOR MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY.

SPEAKER: Chairman of the Meeting A.A. Sysoyev

A.A. Sysoyev greeted those attending the meeting and said that a Company's duty was to hold the general meeting of the shareholders annually in compliance with the Articles of Association.

In compliance with the Provisions on the General Meeting of the Company's Shareholders, Alexandr Abramovich Sysoyev, General Manager of OJSC North-West Telecom, is the Chairman of the Meeting.

A Secretariat consisting of six persons ensures holding the meeting. The Secretariat is headed by Nikolay Gennadyevich Bredkov.

In compliance with article 56 of the Federal Law On Joint-Stock Companies, the duties of the Returning Board are performed by CJSC Registrator-Svyaz, the Company's registrar.

The total number of floated voting shares of the Company is 735,917,222, except for those acquired (redeemed) by the Company.

AS OF 01-00 P.M., 945 SHAREHOLDERS AND THEIR AUTHORIZED REPRESENTATIVES HOLDING 601,389,982 VOTES ALL IN ALL WERE REGISTERED.

The number of votes held by Members of the Board of Directors or officials of the Company's management bodies is 1,704,662;

THE NUMBER OF VOTES HELD BY THE SHAREHOLDERS ENTITLED TO VOTE IN RESPECT OF ISSUES NOS. 1, 2, 3, 5, 6, 7, AND 8 OF THE AGENDA OF THE MEETING IS 601,389,982, OR 81.72 PER CENT OF THE TOTAL NUMBER OF FLOATED VOTING SHARES OF THE COMPANY, EXCEPT FOR THE VOTING SHARES ACQUIRED (REDEEMED) BY THE COMPANY;

THE NUMBER OF VOTES HELD BY THE SHAREHOLDERS ENTITLED TO VOTE IN RESPECT OF ISSUE NO. 4 OF THE AGENDA OF THE MEETING (ELECTING THE AUDITING COMMITTEE OF THE COMPANY) IS 601,394,127, OR 81.91 PER CENT OF THE TOTAL NUMBER OF FLOATED VOTING SHARES OF THE COMPANY, EXCEPT FOR THE SHARES ACQUIRED (REDEEMED) BY THE COMPANY AND EXCEPT FOR THE VOTING SHARES HELD BY MEMBERS OF THE BOARD OF DIRECTORS OR OFFICIALS OF THE COMPANYS MANAGEMENT BODIES.

The quorum for taking decisions on issues Nos. 1, 2, 3, 5, 6, 7, and 8 of the agenda of the meeting is ensured by participation of the shareholders holding all in all over **50 per cent** of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company.

THE QUORUM FOR TAKING A DECISION ON ISSUE NO. 4 (ELECTING THE AUDITING COMMITTEE OF THE COMPANY) IS ENSURED BY PARTICIPATION OF THE SHAREHOLDERS HOLDING ALL IN ALL OVER 50 PER CENT OF THE TOTAL NUMBER OF FLOATED VOTING SHARES OF THE COMPANY, EXCEPT FOR THE SHARES ACQUIRED (REDEEMED) BY THE COMPANY AND EXCEPT FOR THE VOTING SHARES HELD BY MEMBERS OF THE BOARD OF DIRECTORS OR OFFICIALS OF THE COMPANYS MANAGEMENT BODIES.

Thus, there is the quorum for taking decisions on all issues of the agenda of the annual general meeting of the shareholders of OJSC North-West Telecom.

<u>On the first issue of the agenda</u>:

Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2002).

SPEAKER:

1. **Alexandr Abramovich Sysoyev**, General Manager of the Company
(A.A. **Sysoyev's speech is enclosed in Appendix No.1)**

2. Co-speaker: Alexey Vladimirovich Shalagin - Deputy General Manager - Manager in charge of Economics and Finance
(A.V. **Shalagin's speech is enclosed in Appendix No.2)**

PARTICIPANTS OF DEBATE:
Shareholder Igor Valeryevich Zinichev (the text of the speech is enclosed in Appendix No. 3);
Shareholder Ivan Anatolyevich Smirnov (the text of the speech is enclosed in Appendix No. 3);
Shareholder Sergey Mikhailovich Moiseyev (the text of the speech is enclosed in Appendix No. 3);
Shareholder Vladimir Nikolayevich Alexeyev (the text of the speech is enclosed in Appendix No. 3);

THERE HAVE BEEN QUESTIONS FROM:
I.L. Rudich, shareholder;
K.A. Chistostupova, shareholder;
I.A. Shulga, shareholder;
I.A. Smirnova, shareholder;
P.A. Churkina, shareholder;
M.I. Ofman, shareholder;
I.S. Kvachev, shareholder;
A.A. Taroev, shareholder;
P.I. Netupsky, V.P. Konovalenko, Cheryl Ann Seagsby, shareholders.

THE QUESTIONS HAVE BEEN ANSWERED BY:
Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom
A.V. Shalagin - Deputy General Manager - Manager in charge of Economics and Finance;
V.N. Yashin - Chairperson of the Board of Directors of OJSC North-West Telecom, General Manager of OJSC Svyazinvest

MOTION FOR VOTING:

1. TO APPROVE THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNTS) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2002).

BASIC AREAS OF DISTRIBUTING RETAINED PROFIT OF THE YEAR 2002, PLANNED FOR THE YEAR 2003

No.	Indices	Unit of measurement	2003 Plan
1.	***Free balance of retained profit of past years as of 01.01.03 to be distributed.***	thousand roubles	278 443
	Areas of using it:		
a)	for cover of losses	thousand roubles	0
b)	to increase the authorized capital in respect of the retained profit of past years	thousand roubles	278 443
2.	***Retained profit for the year under report***	thousand roubles	327 264

	Basic areas of using the retained profit of the year under report:		
a)	for cover of losses of past years	thousand roubles	0
b)	for reserve formation in % of net profit	thousand roubles %	17 522 5,4
c)	for the formation of a specialized joint stock fund of the Company's employees (if such a formation is provided for by the incorporation documents) in % of net profit	thousand roubles %	0 -
d)	for payment of dividend in % of net profit	thousand roubles %	75 382 23,0
e)	to increase the authorized capital in respect of the retained profit of the year under report in % of net profit	thousand roubles %	234 360 71,6

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the first issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the first issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

On the second issue of the agenda:

DETERMINING THE AMOUNT OF THE DIVIDEND FOR 2002, THE METHOD AND TIMING OF DIVIDEND PAYMENT FOR SHARES OF EACH CATEGORY (TYPE)

SPEAKER: Alexey Vladimirovich Shalagin - Deputy General Manager - Manager in charge of Economics and Finance

The speaker said that, in compliance with clause 8.2 of the Company's Articles of Association, the amount paid as dividend per type A preferred share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's authorized capital. Net profit is determined according to the results of the year 2002. According to the accounts and reports, the Company completed the year 2002 with a net profit of 327,264,000 roubles. Then, the speaker said that, according to the profit distribution proposed for approval by the meeting of the shareholders and proceeding from the dividend determination procedure established by the Articles of Association, the Company's Board of Directors recommends that the general meeting of the shareholders pay the dividend for the year 2002 in the amount of 14.0 kopecks per type A preferred share and 6.4 kopecks per common share.

In compliance with the active laws of RF and the Company's Articles of Association, it is suggested that the general meeting of the shareholders:

- determine the dividend for the year 2002 in the amount of 6.4 kopecks per common share and in the amount of 14.0 kopecks per type A preferred share;
- approve the monetary method of dividend payment;
- establish the dividend payment time from 15th August 2003 till 31st December 2003 for common and type A preferred shares.

The dividend payment procedure will be determined additionally and will be published in the newspaper Izvestiya and on the Company's Internet site.

PARTICIPANTS OF DEBATE:

Shareholder Klavdiya Alexandrovna Chistostupova (the text of the speech is enclosed in Appendix No. 3);
Shareholder Pavel Alexandrovich Churkin (the text of the speech is enclosed in Appendix No. 3);
Shareholder Ivan Anatolyevich Smirnov (the text of the speech is enclosed in Appendix No. 3);
Shareholder Alexandr Alexandrovich Taroyev (the text of the speech is enclosed in Appendix No. 3);
Shareholder Yaroslav Gritsko, representative of CJSC IK Univer (the text of the speech is enclosed in Appendix No. 3).

THERE HAVE BEEN QUESTIONS FROM:

I.S. Kvachev, shareholder;
A.G. Barakov, shareholder;
I.A. Shulga, shareholder;
V.V. Smirnova, shareholder;
I.A. Smirnov, shareholder.

THE QUESTIONS HAVE BEEN ANSWERED BY:

Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

MOTION FOR VOTING:

2. DIVIDEND FOR THE YEAR 2002 SHALL BE PAID:

2.1. FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.140 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2003 TILL 31ST DECEMBER 2003;

2.2. FOR COMMON SHARES IN THE AMOUNT OF 0.064 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2003 TILL 31ST DECEMBER 2003.

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the second issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the second issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

On the third issue of the agenda:

ELECTING MEMBERS OF THE COMPANYS BOARD OF DIRECTORS

SPEAKER: Antonina Alexeyevna Bondarenko, Secretary of the Board of Directors.

The speaker said that, under the Law of RF "On Joint-Stock Companies" and the Company's Articles of Association, the annual general meeting of the shareholders shall decide the issue of electing a new Board of Director of the Company.

All motions in respect of proposing candidates were presented from shareholders who possessed all in all more than two per cent of the voting shares.

The Board of Directors considered and recognized as eligible the applications received by the Company from shareholders in respect of proposing candidates for the Board of Directors and took a decision to include the proposed candidates in the list of candidatures for voting in the election to the Company's Board of Directors at the annual general meeting of the shareholders.

The following list of candidates to the Board of Directors is presented to the shareholders (the list has been made up in the alphabetical order):

Full name of the candidate	Position of the candidate	Shareholder (group of shareholders) proposing the candidate
Dmitry Leonidovich Ankudinov	Vice-President, "Renaissance Capital" LLC	Svyazinvest OJSC (374172243 voting shares)
Vadim Yevgenyevich Belov	Deputy General Manager, OJSC Svyazinvest	Svyazinvest OJSC (374172243 voting shares)
Yury Alexandrovich Bilibin	Assistant General Manager, OJSC Svyazinvest	Svyazinvest OJSC (374172243 voting shares)
Maxim Viktorovich Bobin	Head of Legal department, NCH Advisors, Inc. Company (consulting)	Lindsell Enterprises Limited Company (46285849 voting shares)
Benjamin Stefan David Vilkening	Managing Director, AIG-Brunswick Capital Management Company	Stotter Limited Company (26182670 voting shares) Fractor Investments Limited Company (26648680 voting shares)
Alexandr Alexandrovich Gogol	Rector, Saint Petersburg State University of Telecommunications	Svyazinvest OJSC (374172243 voting shares)
James Nail	No data	Stotter Limited Company (26182670 voting shares)
Boris Viktorovich Yevseyev	Director, AIG-Brunswick Capital Management Company	Fractor Investments Limited Company (26648680 voting shares)
Yelena Viktorovna Zabuzova	Director of the Department for economic planning and budgeting, OJSC Svyazinvest	Svyazinvest OJSC (374172243 voting shares)
Alexandr Vyacheslavovich Ikonnikov	Director of Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors	Lindsell Enterprises Limited Company (46285849 voting shares) Stotter Limited Company (26182670 voting shares)
Eduard Yuryevich Kuleshov	Investments manager, AIG-Brunswick Capital Management Company	Fractor Investments Limited Company (26648680 voting shares)
Oleg Anatolyevich Lebedinets	No data	Lindsell Enterprises Limited Company

		(46285849 voting shares) Fractor Investments Limited Company (26648680 voting shares)
Dmitry Vladimirovich Levkovsky	Vice-President, NCH Advisors, Inc. Company (consulting)	Lindsell Enterprises Limited Company (46285849 voting shares)
Oleg Mikhaylovich Mikhaylov	Director of the Information Support Department of OJSC Svyazinvest	Svyazinvest OJSC (374172243 voting shares)
Oxana Valeryevna Petrova	Deputy Head of the Division, Department of corporate management, OJSC Svyazinvest	Svyazinvest OJSC (374172243 voting shares)
Irina Mikhailovna Ragozina	Manager of the Department of corporate management, OJSC Svyazinvest	Svyazinvest OJSC (374172243 voting shares)
Ivan Ivanovich Rodionov	Managing Director, AIG-Brunswick Capital Management Company	Stotter Limited Company (26182670 voting shares) Fractor Investments Limited Company (26648680 voting shares)
Sergey Vladimirovich Soldatenkov	General Manager, OJSC Megafon	Svyazinvest OJSC (374172243 voting shares)
Alexandr Abramovich Sysoyev	General Manager of OJSC North-West Telecom	Svyazinvest OJSC (374172243 voting shares)
Valery Nikolayevich Yashin	General Manager, OJSC Svyazinvest	Svyazinvest OJSC (374172243 voting shares)

PARTICIPANTS OF DEBATE:

Shareholder Alexandr Alexandrovich Taroyev (the text of the speech is enclosed in Appendix No. 3);

Shareholder Vladimir Nikolayevich Alexeyev (the text of the speech is enclosed in Appendix No. 3);

THERE HAVE BEEN QUESTIONS FROM:

I.L. Rudich, shareholder;

THE QUESTIONS HAVE BEEN ANSWERED BY:

A.A. Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

MOTION FOR VOTING:

3. THE COMPANY'S BOARD OF DIRECTORS SHALL BE ELECTED FROM THE FOLLOWING LIST:

Dmitry Leonidovich Ankudinov
Vadim Yevgenyevich Belov
Yury Alexandrovich Bilibin
Maxim Viktorovich Bobin
Benjamin Stefan David Vilkening

Alexandr Alexandrovich Gogol
James Nail
Boris Viktorovich Yevseyev
Yelena Viktorovna Zabuzova
Alexandr Vyacheslavovich Ikonnikov
Eduard Yuryevich Kuleshov
Oleg Anatolyevich Lebedinets
Dmitry Vladimirovich Levkovsky
Oleg Mikhaylovich Mikhaylov
Oxana Valeryevna Petrova
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Sergey Vladimirovich Soldatenkov
Alexandr Abramovich Sysoyev
Valery Nikolayevich Yashin

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the third issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the third issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.
According to clause 4, article 66 of the Federal Law On Joint-Stock Companies, the candidates receiving most of the votes shall be considered as elected to the Board of Directors of the Company.

On the fourth issue of the agenda:
ELECTING THE MEMBERS OF THE COMPANY'S AUDITING COMMITTEE
SPEAKER: Antonina Alexeyevna Bondarenko, Secretary of the Board of Directors.
The speaker said that, under the Law of RF "On Joint-Stock Companies" and the Company's Articles of Association, the annual general meeting of the shareholders shall decide the issue of electing a new Auditing Committee.
The Board of Directors of OJSC North-West Telecom considered the motions in respect of proposing candidates to the Auditing Committee of the Company, received from the shareholders holding all in all over two per cent of voting shares, and decided to include the following candidates in the list of candidatures for the election to the Auditing Committee (the list has been made up in the alphabetical order):

Full name of the candidate	Position of the candidate	Shareholder (group of shareholders) proposing the candidate
Sergey Ivanovich Alekhin	Leading specialist of the Internal audit Department, OJSC Svyazinvest	Svyazinvest OJSC (374172243 voting shares)
Konstantin Vladimirovich Belyaev	Chief Accountant, OJSC Svyazinvest	Svyazinvest OJSC (374172243 voting shares)
Irina Viktorovna Prokofyeva	Director of the Internal audit Department, OJSC Svyazinvest	Svyazinvest OJSC (374172243 voting shares)

Larisa Valeryevna Tareyeva	Leading Specialist of the Department of Direct Investment and Property of OJSC Svyazinvest	Svyazinvest OJSC (374172243 voting shares)

In compliance with clause 7, article 53 of Federal Law "On Joint-Stock Companies", the following extra candidates shall be added to the list of candidatures for voting in the election of the Company's Auditing Committee:

Full name of the candidate	Position of the candidate	Shareholder (group of shareholders) proposing the candidate
Andrey Yakovlevich Lang	Deputy Director in charge of economics and finance of OJSC North-West Telecom	Board of Directors of OJSC North-West Telecom
Mariya Leonidovna Pravdina	Head of the Investment department, OJSC North-West Telecom	Board of Directors of OJSC North-West Telecom
Natalia Vladimirovna Fedorova	Chief accountant of the Branch of OJSC North-West Telecom, Electrosvyaz of Pskov Oblast	Board of Directors of OJSC North-West Telecom

THERE HAVE BEEN QUESTIONS FROM:
V.P. Konovalenko, Cheryl Ann Seagsby, shareholders

THE QUESTIONS HAVE BEEN ANSWERED BY:
A.A. Alexandr Abramovich Sysoyev - General Manager of OJSC North-West Telecom

MOTION FOR VOTING:
4. THE Auditing Committee OF THE Company shall be ELECTED according to THE PROPOSED LIST

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the fourth issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the fourth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Under clause 6, article 85 of the Federal Law On Joint-Stock Companies, shares belonging to Members of the Board of Directors or officials of the management bodies of OJSC North-West Telecom shall not participate in the voting during the election of the members of the Companys Auditing Committee.

On the fifth issue of the agenda:
APPROVING THE COMPANYS AUDITOR FOR THE YEAR 2003

SPEAKER: Alexey Vladimirovich Shalagin - Deputy General Manager - Manager in charge of Economics and Finance

A.V. Shalagin noted that the audit of the Company's Russian accounts and reports and the audit according to the international auditing standards for the year 2002 are entrusted to ERNST & YOUNG VNESHAUDIT, a leading auditor in Russia. The Board of Directors of OJSC North-West Telecom proposes that the company ERNST & YOUNG VNESHAUDIT be approved as the auditor of OJSC North-West Telecom for the year 2003.

MOTION FOR VOTING:

5. THE COMPANY ERNST & YOUNG VNESHAUDIT SHALL BE APPROVED AS THE AUDITOR OF THE COMPANY FOR THE YEAR 2003

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the fifth issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the fifth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

On the sixth issue of the agenda:

APPROVING THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION

SPEAKER: Nikolay Gennadyevich Bredkov, Deputy General Manager - Corporate Management Director.

The speaker told the shareholders that the state had continued the work aimed at making joint-stock companies more open and at protecting the rights of minority shareholders. For the period from the previous annual meeting, additions to the Federal Law "On Joint-Stock Companies" have taken effect, while the Federal Commission for Securities Market of Russia has approved several documents. These are Provisions on Extra Requirements for the Procedure of Preparing, Convoking and Holding the General Meeting of the Shareholders and the Code of Corporate Behaviour. The introduction of these documents has made it necessary to make extra amendments in the Articles of Association, which has become a prerequisite for making up the new version.

The speaker familiarized the shareholders in detail with the basic amendments introduced to the new version of the Articles of Association and said that the Board of Directors had considered the proposed version of the Articles of Association and presented it for approval by the general meeting of the shareholders.

MOTION FOR VOTING:

6. THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION SHALL BE APPROVED

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the sixth issue of the Agenda.

In compliance with clause 4, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the sixth issue of the agenda is taken by the majority of votes of three quarters of the votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

On the seventh issue of the agenda:

APPROVING THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS IN THE NEW VERSION

SPEAKER: Nikolay Gennadyevich Bredkov, Deputy General Manager - Corporate Management Director.

The speaker told the shareholders that in February this year the Federal Commission for Securities Market introduced amendments and additions to the Provisions on Extra Requirements for the Procedure of Preparing, Convoking and Holding the General Meeting of the Shareholders. As the amendments to the Provisions proved to be quite large, it became necessary to make up a new version of the "Provisions on the General Meeting of the Shareholders".

THE BOARD OF DIRECTORS CONSIDERED THE PROPOSED VERSION OF THE "PROVISIONS ON THE GENERAL MEETING OF THE SHAREHOLDERS" OF OJSC NORTH-WEST TELECOM AND PRESENTED IT FOR APPROVAL BY THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS.

MOTION FOR VOTING:

7. THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS SHALL BE APPROVED IN THE NEW VERSION

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the seventh issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the fourth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

On the eighth issue of the agenda:

DETERMINING THE AMOUNT OF REMUNERATION TO MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS

SPEAKER: Vladimir Nikolayevich Vorozheykin, Personnel Management Director

The speaker told the shareholders that when the new documents already considered by the meeting were being prepared, the attention of the Board of Directors was concentrated on creating a single approach towards the system of Company's bodies remuneration. During the introduction of that system, concrete proposals for use and recommendations were prepared. The Committee for Reporting and Remuneration at the Board of Directors, headed by Member of the Board of Directors I.I. Rodionov, considered and approved proposals on remuneration and compensation to Members of the Board of Directors, which are presented for approval by the annual general meeting of the shareholders.

PARTICIPANTS OF DEBATE:

Shareholders Cheryl Ann Seagsby and V.P. Konovalenko (the text of the speech is enclosed in Appendix No. 3);

Shareholder Igor Valeryevich Zinichev (the text of the speech is enclosed in Appendix No. 3);

Shareholder Sergey Mikhailovich Moiseyev (the text of the speech is enclosed in Appendix No. 3);

Shareholder Tatyana Dmitriyevna Kosarskaya (the text of the speech is enclosed in Appendix No. 3);

Shareholder Vladimir Nikolayevich Petrov (the text of the speech is enclosed in Appendix No. 3);

Shareholder Vladimir Nikolayevich Alexeyev (the text of the speech is enclosed in Appendix No. 3);

THERE HAVE BEEN QUESTIONS FROM:
V.P. Konovalenko, Cheryl Ann Seagsby, shareholders;
P.V. Rudina, shareholder.

THE QUESTIONS HAVE BEEN ANSWERED BY:
ALEXANDR ABRAMOVICH SYSOYEV - GENERAL MANAGER OF OJSC NORTH-WEST TELECOM

MOTION FOR VOTING:
8. THE STANDARDS OF DEDUCTIONS FOR CALCULATION OF THE REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY SHALL BE DETERMINED ACCORDING TO THEIR TERM OF OFFICE:
- **QUARTERLY - TO EACH MEMBER OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.0062% OF THE COMPANY'S PROCEEDS FROM SALES OF GOODS, PRODUCTS, JOBS OR SERVICES FOR THE REPORTING QUARTER ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS;**
- **ANNUAL - FOR ALL MEMBERS OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.4% OF THE NET PROFIT FOR THE YEAR UNDER REPORT ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS.**

Ivan Vladimirovich Maximov, a representative of the Returning Board, spoke on the voting procedure in respect of the eighth issue of the Agenda.

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the eighth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

As of the start of counting the votes, 985 shareholders and their authorized representatives holding 649,885,643 votes all in all were registered.

Chairman of the Meeting A.A. Sysoyev announced a 45 minutes break for voting on the issues of the Agenda of the Meeting and for summing up the results of voting on the issues of the Agenda of the Meeting.

Ivan Vladimirovich Maximov, a representative of the Returning Board, announced the voting results and the decisions taken.

1. APPROVING THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANYS LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2002).

Voting results (ballot No.1)

613,991,412 votes participated in the voting, among them ballots containing all in all **2,257,131** votes having been considered as invalid.

	Voting results

Shareholder's opinion	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the second issue of the agenda
IN FAVOUR	597 808 384	91,99
AGAINST	246 829	0,04
ABSTENTIONS	13679 068	2,10

Based on the results of voting on the first issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

1. TO APPROVE THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNTS) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2002).

2. Determining the amount of the dividend for 2002, the method and timing of dividend payment for shares of each category (type).

Voting results (ballot No.1)

613,986,848 votes participated in the voting, among them ballots containing all in all 1,538,891 votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the second issue of the agenda
IN FAVOUR	598 426 064	92.08
AGAINST	409 585	0,06
ABSTENTIONS	13 612 308	2,09

Based on the results of voting on the second issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

2. DIVIDEND FOR THE YEAR 2002 SHALL BE PAID:

2.1. FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.140 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2003 TILL 31ST DECEMBER 2003;

2.2. FOR COMMON SHARES IN THE AMOUNT OF 0.064 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2003 TILL 31ST DECEMBER 2003.

3. Electing the Members of the Company's Board of Directors.

Voting results (ballot No.2)

7,135,760,027 votes participated in the voting, among them ballots containing all in all 66,714,065 votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the first issue of the agenda
IN FAVOUR	**7 067 314 111**	**98,86**
AGAINST	**322 751**	**0,00**
ABSTENTIONS	**1 409 100**	**0,02**

No	Full name of the candidate	Number of votes
1	Ivan Ivanovich Rodionov	**667 666 598**
2	Alexandr Vyacheslavovich Ikonnikov	**664 242 710**
3	Valery Nikolayevich Yashin	**661 172 706**
4	Oleg Anatolyevich Lebedinets	**651 950 257**
5	Alexandr Alexandrovich Gogol	**607 728 554**
6	Sergey Vladimirovich Soldatenkov	**605 508 991**
7	Irina Mikhailovna Ragozina	**603 424 803**
8	Yury Alexandrovich Bilibin	**601 683 077**
9	Vadim Yevgenyevich Belov	**600 848 080**
10	Dmitry Vladimirovich Levkovsky	**588 568 650**
11	Alexandr Abramovich Sysoyev	**533 209 930**
12	Maxim Viktorovich Bobin	**274 069 229**
13	Yelena Viktorovna Zabuzova	**1 161 595**
14	Dmitry Leonidovich Ankudinov	**727 308**
15	Oleg Mikhaylovich Mikhaylov	**598 732**
16	Oxana Valeryevna Petrova	**541 901**
17	Benjamin Stefan David Vilkening	**517 459**
18	Eduard Yuryevich Kuleshov	**483 048**
19	Boris Viktorovich Yevseyev	**474 131**
20	James Nail	**461 416**

Based on the results of voting on the third issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

3. **THE BOARD OF DIRECTORS SHALL BE ELECTED WITH THE FOLLOWING MEMBERS:**

1. Ivan Ivanovich Rodionov
2. Alexandr Vyacheslavovich Ikonnikov
3. Valery Nikolayevich Yashin
4. Oleg Anatolyevich Lebedinets
5. Alexandr Alexandrovich Gogol
6. Sergey Vladimirovich Soldatenkov
7. Irina Mikhailovna Ragozina
8. Yury Alexandrovich Bilibin
9. Vadim Yevgenyevich Belov

10. Dmitry Vladimirovich Levkovsky
11. Alexandr Abramovich Sysoyev

4. Electing the Members of the Company's Auditing Committee.

Voting results (ballot No.3)

647,633,491 votes participated in the voting, among them ballots containing all in all **1,664,714** votes having been considered as invalid.

Full name of the candidate	Number of votes		
	In favour	Against	Abstentions
Natalia Vladimirovna Fedorova	**630 949 456**	**210 309**	**14 631 321**
Konstantin Vladimirovich Belyaev	**630 682 843**	**254 731**	**14 659 294**
Andrey Yakovlevich Lang	**630 790 611**	**156 784**	**14 654 176**
Mariya Leonidovna Pravdina	**630 756 380**	**197 590**	**14 653 653**
Irina Viktorovna Prokofyeva	**630 774 487**	**141 828**	**14 679 387**
Larisa Valeryevna Tareyeva	**630 785 844**	**129 170**	**14 682 681**
Sergey Ivanovich Alekhin	**630 709 460**	**238 466**	**14 686 719**

Based on the results of voting on the fourth issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

4. TO ELECT THE AUDITING COMMITTEE OF THE COMPANY WITH THE FOLLOWING MEMBERS:

1. Natalia Vladimirovna Fedorova
2. Andrey Yakovlevich Lang
3. Larisa Valeryevna Tareyeva
4. Irina Viktorovna Prokofyeva
5. Mariya Leonidovna Pravdina
6. Sergey Ivanovich Alekhin
7. Konstantin Vladimirovich Belyaev

5. Approving the Company's Auditor for the year 2003.

Voting results (ballot No.4)

647,886,866 votes participated in the voting, among them ballots containing all in all 1,496,766 votes having been considered as invalid.

	Voting results

Shareholder's opinion	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the fourth issue of the agenda
IN FAVOUR	**632 422 251**	**97,31**
AGAINST	**245 792**	**0,04**
ABSTENTIONS	**13 722 057**	**2,11**

Based on the results of voting on the fifth issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

5. The auditing company ERNST & YOUNG VNESHAUDIT shall be approved as the auditor of the Company for the year 2003.

6. Approving the Articles of Association in a new version

Voting results (ballot No.4)

647,886,247 votes participated in the voting, among them ballots containing all in all **13,620,727** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the fourth issue of the agenda
IN FAVOUR	**620 264 652**	**95,44**
AGAINST	**194 753**	**0,03**
ABSTENTIONS	**13 806 115**	**2,12**

Based on the results of voting on the sixth issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

6. TO APPROVE THE COMPANYS ARTICLES OF ASSOCIATION IN THE NEW VERSION.

7. Approving the Provisions on the Company's general meeting of the shareholders in a new version

Voting results (ballot No.4)

647,886,107 votes participated in the voting, among them ballots containing all in all 1,490,889 votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the fifth issue of the agenda
IN FAVOUR	**632 386 924**	**97,31**
AGAINST	**172 509**	**0,03**

ABSTENTIONS	13 835 785	2,13

Based on the results of voting on the seventh issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

7. APPROVING THE PROVISIONS ON THE COMPANY'S GENERAL MEETING OF THE SHAREHOLDERS, IN NEW VERSION

8. Determining the amount of remuneration for Members of the Board of Directors of the Company.

Voting results (ballot No.4)

647,258,907 votes participated in the voting, among them ballots containing all in all **80,845,550** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the eighth issue of the agenda
IN FAVOUR	461 538 754	71,02
AGAINST	1 642 616	0,25
ABSTENTIONS	103 231 987	15.88

Based on the results of voting on the eighth issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

8. TO DETERMINE THE STANDARDS OF DEDUCTIONS FOR CALCULATION OF REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY ACCORDING TO THEIR TERM OF OFFICE:

- **QUARTERLY - TO EACH MEMBER OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.0062% OF THE COMPANY'S PROCEEDS FROM SALES OF GOODS, PRODUCTS, JOBS OR SERVICES FOR THE REPORTING QUARTER ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS;**
- **ANNUAL - FOR ALL MEMBERS OF THE BOARD OF DIRECTORS IN THE AMOUNT OF 0.4% OF THE NET PROFIT FOR THE YEAR UNDER REPORT ACCORDING TO THE DATA OF THE COMPANY'S ACCOUNTS AND REPORTS.**

Chairman of the meeting A.A. Sysoyev said that the shareholders were informed on the results of voting on the issues of the Agenda of the annual general meeting of the shareholders and that the Decisions taken by the meeting were announced. The information on the results of the meeting will be published in the Izvestiya newspaper. A.A. Sysoyev announced that the annual general meeting of the shareholders of OJSC North-West Telecom was closed.

The meeting was closed at: 5-10 p.m.

A.A. Sysoyev, Chairman of the Meeting

N.G. Bredkov, Head of the Secretariat

7th July 2003

LIST OF APPENDICES TO MINUTES No. 02-03 OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, OJSC "NORTH-WEST TELECOM" 23 June 2003

(Appendix 1)

Report of Alexandr Abramovich Sysoyev, General Manager of OJSC "North-West Telecom", on the first issue of the agenda

Dear Shareholders,
Ladies and Gentlemen,

Let me present to you a report on the operation of the open joint-stock company North-West Telecom in the year 2002. First of all I would like to briefly describe the state of the telecommunication industry in the Russian Federation and in its Northwestern region.

The development rate of the telecommunication industry is constantly growing. According to estimates in the three years to come, the volume of the Russian market of telecommunications will be increasing by about 15% annually. The income of the industry for the year 2002 was 270 billion roubles and its further growth by 20-25% per year is forecasted. About a half of the industry's income is earned by telecommunication companies.

During the last year the infrastructure of the industry was actively developing. In 2002 50,000 km of cable and radio-relay communication lines, over 70,000 long-distance and international telephone channels, 3 MIO lines of fixed telephone communications and over 12 MIO lines of mobile telephone communication were commissioned. The growth in the number of base telephone sets was 1.8 MIO units.

The North-Western region is one of the most well-developed telecommunication markets of the Russian Federation. It brings up to 16% of the income of the Russia's communication industry, though the area of the region is only 10% of the territory of the Russian Federation and its population makes 9.9% of the population of the Russian Federation. The region has the highest urbanization index in Russia: about 82% of the population live in towns and cities.

This circumstance has largely determined the high level of potential competition in the region. It is a demonstrative fact that the number of registered licenses in the segments of most highly profitable services, such as long-distance and international communication, telematic services and data transmission is rapidly growing. At the moment, the Company occupies about 60% of the communication services market.

Under such severe conditions of competition, our Company must develop dynamically, retaining its share of the highly profitable segments in the telecommunication market.

The year 2002 has become for the management and working team of the company the completing year of implementing the strategy of OJSC Svyazinvest in enlarging the regional telecommunication business in the North-West.

To ensure the said strategy, which has been aimed at increasing the capitalization and investment attractiveness of the Company, in 2002 the Company was tackling the following tasks:

Organizational tasks:

- completing the legal procedures of uniting the majority of independent traditional telecommunication operators of the North-West into a single company;
- restructuring the companies' businesses, and stock conversion;
- forming the management structure for the united Company;
- improving the Company's corporate management, and personnel training.

Production process tasks:

- upgrading and commissioning new lines and increasing as much as possible the equipped capacity;
- developing and building network equipment;
- preparing the time-based billing system for introduction;
- introduction of new extra services.

Financial and commercial tasks:

- increasing the profitability and expanding the range of Company's services;
- increasing Company's market capitalization;
- improving the rate policy and grounding it for the Ministry of Antimonopoly Policy of the Russian Federation.

Let me dwell on the listed areas of work.

On the 31st of October 2002, a merger of the leading telecommunication operators of the North-West on the basis of OJSC North-West Telecom took place. The united Company comprises nine branches. An extraordinary meeting of the shareholders held in November 2001 was dedicated to the issues of the merger. The meeting considered all key aspects of the process. Therefore, dear shareholders, let me touch upon just the basic points.

The work on the merger of the companies was led by a task group consisting of representatives of all uniting companies, OJSC Svyazinvest and consultants of CJSC Renaissance Capital. In April 2002, a managing structure of the united Company was created on the basis of OJSC PTN. At the same time, an offering circular was prepared and submitted for registration by the Federal Commission for the Securities Market. In October 2002, the offering circular was registered and, in compliance with the respective laws, the operation of the corporations – affiliated regional companies – was terminated. To ensure the operation of the Company as a new legal entity in the territory of the North-Western Federal District, new licenses were obtained (as well as supplements) for licensed areas of operation.

Thus, the united Company started the year 2003 as the largest participant of the telecommunication services market in the North-West.

During the year 2002, work was done to improve the Company's management structure, aimed at:

- improving the management efficacy;
- reducing the number of unprofitable structural units;
- optimizing the number of the personnel.

In the course of re-organization, the organizational structures of all units of branches and the Company on the whole were revised, which has made it possible to form an integral management structure of the Company. To use the maximum of the labour potential, the labour standards in use were studied and revised, job descriptions were corrected, and the employees' duties were defined in greater detail.

As a result, the official number of the Company's employees decreased by 819 persons in 2002 and, as of the start of the current year, amounted to 30,550.

Much was done to improve the skills and to provide personnel training. All in all, in 2002 more than 6,000 employees (20% of the personnel) underwent training in various educational institutions.

In 2002 the Company did much to develop its technological and production base. In spite of all difficulties of the merger process, the infrastructure of telephone networks has been actively developing. All branches of the Company fulfilled investment plans.

The capital investment amounted to 1.7 billion roubles. 1.3 billion roubles of them were invested in communication services development. The bulk of that amount (87%) was spent for the development of local telephone communication, and 8% were assigned for the construction of long-distance/international communication facilities. A part of the capital investment (4.4%) was allocated for the development of extra communication services (Internet, IP-telephony, intelligent services).

In the year that has expired, 149,000 subscriber lines were introduced. The total installed capacity of the Company's telephone network exceeded 3.6 MIO lines, including about 3.4 MIO lines in the city telephone network.

We rank the 4th among inter-regional companies by this index.

In spite of the rapid rate of new capacity commissioning, there still is unsatisfied demand for installation of telephone lines. In the year 2002 about 100,000 new applications were received from people. All in all, as of the end of the year, the number of unsatisfied applications was 250,000. During the year, about 110,000 applications for connection to the telephone network were satisfied.

We consider network infrastructure updating as one of the most important tasks of the Company. In 2002, the share of digital exchanges of city telephone networks reached 39% (8.5% for rural telephone networks) of the total installed capacity.

A serious problem is the considerable share – over 9% (nine per cent) – of obsolete and worn step-by-step telephone exchanges, which must be replaced. Significant financial resources are required for the construction of new telephone exchanges; therefore, along with new construction, special attention was paid to increasing the percentage of enabling the capacity that is already in use. This index of the Company has been growing with each passing year, and it exceeded 94% in 2002. According to OJSC Svyazinvest, this is the best index among the seven inter-regional companies.

The infrastructure of long-range communications is in a much better condition. The digitalization level of AMTS (automatic long-distance telephone exchanges) is about 83%. In 2002 the length of main channels of OJSC North-West Telecom reached 1,900 km, and the length of intra-zone channels was over 2 MIO km. The growth of automatic channels in 2002 exceeded 1.5 thousand. In 2002 a number of measures were taken to improve the general and technical operation of long-distance and intra-zone communication facilities. Reliability of primary networks has been improved on intra-zone networks through the construction of optical and radio-relay transmission lines with arrangement of ring structures. The total installed capacity of the long-distance telephone exchanges (AMTS) of the Company exceeded 54,000 channels in the year 2002.

Over 8,000 payphones have been connected to the network of OJSC North-West Telecom. In 2002, issues of technical and organizational interaction in organizing the acceptance of a single payphone card were agreed upon with OJSC National Payphone Network. This is a promising technology, though it does require large investment for re-equipment of payphones. We are introducing such new payphone services as the incoming call and the possibility of using IP-telephony cards.

The Company emphasizes the development of extra types of services. OJSC North-West Telecom provides services of access to the Internet via dedicated and dial-up communication lines. In the year 2002 the number if Internet users exceeded 140,000. For the purpose of further development and a better quality of such services, the modem pools and channels were expanded using up-to-date equipment (made by Cisco, Motorola, Siemens and other producers) in 2002.

Company's branches provide a number of other up-to-date highly profitable services, such as: ISDN and intelligent communication network services. The latter include calls using a pre-paid telephone card, which has become quite popular among subscribers. The "800" code service and the "televoting" service are provided jointly with OJSC Rostelecom. We are planning an increase of investment in extra services, among other reasons, because their rates are not regulated by the state.

As the user's demand will be growing, we are planning to create a multiservice network that will be able to ensure transmission of multicomponent information (voice traffic, data, files) at high speeds.

Now, let me turn to the key financial and economic indices of the Company's operation in the year 2002. Proceeds from sales amounted to 10 billion 92 million roubles. Following the dynamics of the proceeds growth rate for the recent three years, an average annual growth of that index by 20-25% can be stated. The profitability of sales for the recent three years has been stably remaining at quite a high level of 25%.

The structure of proceeds is as follows: 45.7% are income from city telephone communication services, 45.4% are long-distance and international communication, and 2.3% are from rural communication services. The same share belongs to the income from new services.

Proceeds per employee in 2002 were 336,000 roubles, which is 30% higher than in 2001. OJSC North-West Telecom ranks the second among all inter-regional companies by this index and by profitability of sales.

Thus, the operation of OJSC North-West Telecom is characterized by a stable growth of economic efficiency indices.

Nevertheless, the Company's net profit of the year 2002 was 327 MIO roubles, which was much less than the profit of the year 2001 (704 MIO roubles). This was caused by making the doubtful debt reserve in 2002, the expenses for making which amounted to 792 MIO roubles, including the debt of previous years. The net profit of the year 2002 calculated without taking into account the doubtful debt reserve would amount to 975 MIO roubles, which is much more than in 2001.

Why was the doubtful debt reserve formed? The thing is that before the year 2002 the outstanding accounts receivable with undetermined probability of return were included in the profit on the accounting balance sheet. Taking into account the large amount of the accounts receivable, this significantly distorted the results of accounts and reports. So, a significant part of the profit existed only on paper and could not be actually received in the foreseeable future. Meanwhile, transparency and reliability of reporting is an integral and most important condition for the Company, which aspires to enter foreign markets of capital.

Thus, the formation of the doubtful debt reserve has made it possible both to ensure reliability of reports on the operation results and to essentially optimise the tax payments.

It is clear from what has been said how important the work with accounts receivable is for economic efficiency of the Company's operation.
Reducing the outstanding accounts receivable and taking in due time measures to recover the debt remains a most important reserve in improving the Company's performance. However, the problem of non-payments goes even beyond the bounds of the industry. The solution of the problem of timely payment depends on the economic policy at the state level, stabilization of finance and improvement of the taxation system.

The Company's accounts receivable as of 1st January 2003 were 2.17 billion roubles. In the year under report, the share of accounts receivable in the proceeds from sales somewhat decreased (by 0.4%) as compared to the year 2001. The debt for communication services as regards the proceeds decreased by 2.3%.

The Company is actively dealing with reducing the accounts receivable, and in 2002 it had the minimum growth of debt for communication services (9%) as compared to other inter-regional companies.

A significant part of accounts receivable (about 44%) is owed by the State Budget, which is not paying the compensation due to the Company for privileged rates for communication services for citizens covered by the laws "on veterans", "on the disabled" and another 35 legislative acts.

The Company is paying serious attention to the work on reducing the accounts receivable. We cooperate with local Administrations and respective financial authorities, make contracts and agreements of allocating extra funding for reimbursement for expenses in connection with the granting of privileges, and actively work with claims and suits.

As is known, for natural monopolists (and OJSC North-West Telecom is one), the rate policy is determined by the state. Meanwhile, we are a joint-stock company and we must independently earn money for the support and development of our infrastructure. In the recent years, in connection with the development of Internet and IP-telephony services, the load on telephone networks has increased in an intolerable way. Besides updating and increasing the capacities of the network, which requires considerable costs, economic methods may serve as the main instrument of network load control. This means a well-grounded rate policy providing for payment for communication services in compliance with the consumed volumes.

In 2002 the Company did much to substantiate for the Ministry of Antimonopoly Policy the rates for local telecommunication services at the level ensuring, along with covering current costs, a

certain share of the investment constituent. As a result, all branches of the Company increased the rates. On the average, the subscriber fee for the services of local telephone communication for the population increased by 15%. However, this is obviously insufficient. Thus, in the PTN branch alone, the rates for the population exceeded the prime cost of rendering the service only by a small amount during the year. In other branches of the company, the local communication rates have been lower than the prime cost (Kaliningrad, Cherepovets, Murmansk) or at the level of it until now.

We are associating certain hopes of an improved rates situation with introducing a time billing system. Here we must note that the State Duma of the Russian Federation has adopted the Law "On Communication", which provides subscribers with the possibility of choosing between methods of payment for communication services – subscriber fee or time billing. This will require a certain adjustment of the rate policy development strategy. We are planning to develop and substantiate for the Ministry of Antimonopoly Policy a number of rate plans providing for a differentiation of the subscriber fee for various groups of subscribers depending on the volume of telephone traffic created by them. Therefore, the introduction of the time-based billing system will remain topical under such legislative conditions.

I have already noted the importance of our entry to public financial capital markets. Let me dwell upon what has been done in this area in the year that has expired. In 2002 active development of the corporate bonds market started. In March 2002, the Federal Commission for the Securities Market registered the issue and in April of the same year documentary interest-bearing bonds of the Company worth of 300 MIO roubles, with the circulation period of 2 years, were floated. The volume of the issue being 300 MIO roubles, applications for an amount almost twice as large were received. Thus, the market has estimated Company's Bonds at their true worth. The funds gained from floating the first bonds issue were used to fund Company's investment projects.

In August of the current year we are planning to float the second issue of bonds worth of 1.5 billion roubles, with the circulation period of 4 years. The funds obtained from bonds floatation are expected to be used for re-financing Company's debt instruments and investment programmes. It should be noted that we are actively working on reducing the cost of borrowing funds through the issue of bonds. Thus, if the borrowing cost of the first bonds issue was 21% per annum, the borrowing cost of the second issue is to be at the level of 12% per annum.

The structure of the Company's stock capital is presented on the slide. In 2002 a significant increase in the volume of trading in shares of OJSC North-West Telecom at the RTS Stock Exchange was observed, as well as in the number of transactions with Company's securities. Thus, the volume of trading in common shares in 2002 was about 6.3 MIO US dollars, which was 60% more than in 2001.

The average value of Company's common shares in 2002 was within 0.36-0.52 US dollars. The average value of preferred shares was within 0.19-0.27 US dollars. Capitalization of the united Company as of the end of 2002 was 303 (three hundred and three) MIO US dollars.

For the purpose of a further increase in the market capitalization, OJSC North-West Telecom is considering various options of passing the listing at western stock exchanges.

The efforts aimed at increasing capitalization and information opnenness of the financial and economic standing of the Company have resulted in the agency Standard & Poor's increasing the corporate management rating of the Company to 5.6, and at the beginning of the year 2003 the international credit rating was increased by two steps at once.

A few words about control on the side of the Board of Directors. As you know, dear shareholders, the composition of the Board of Directors reflects the shareholding structure of the Company. In the year under report, the Board of Directors was expanded to include 11 members all in all. It includes both representatives of the key shareholder (OJSC Svyazinvest) (7 Directors) and representatives of minority shareholders (4 Directors). Four committees have been formed at the Board of Directors (corporate management committee, corporate financing and investment committee, budget committee, and reporting and remuneration committee). It is a demonstrative fact that the committees were established only at the Board of Directors of OJSC North-West

Telecom. The committees include shareholders of the Company, including those who are not its employees. All important decisions are taken only after they have been approved by the committees.

From 1st January till 31st December 2002 the Board of Directors of OJSC North-West Telecom held 23 meetings.

In 2002 the Board of Directors considered the following most significant issues: the budget for the year 2002 was approved; the status of the accounts receivable was considered and a decision was taken to make a doubtful debt reserve; the decision on the issue of extra shares was taken; recommendations were given as to the amount of dividend payment for the year 2002, and many other things were done.

The key tasks to be tackled by the Company in the future include:

- increasing the income and capitalization, and promoting the brand of the Company as the single operator in the North-West;
- optimizing the rate policy and grounding it for the Ministry of Antimonopoly Policy;
- updating and developing the network infrastructure;
- solving the problem of the telephone installation queue;
- labour productivity improvement and reduction of the number of the personnel; management structure improvement;
- expanding the range and volumes of extra services;

The united Company has vast opportunities for development. We possess the aggregate technical and creative potential of all the regional companies that have affiliated with it and we are capable of offering the entire range of telecommunication services to clients.

Nevertheless, it is important to understand that the economic effect from the merger of the regional companies will not be noticeable immediately after completion of the legal formalities – it will be seen after the fully-fledged amalgamation of the businesses and after an efficient management structure is formed. This will take certain time.

We are looking at the furniture with confidence and believe that favourable prospects are awaiting out Company. Thus, the results of the 1st quarter of the year 2003 show that the Company's indices have been significantly surpassed, which proves our hopes to a certain extent. The proceeds for the 1st quarter amounted to 2.8 billion roubles, which is 20% more than for the same period of the last year. According to the budget, the net profit as of the end of the year 2003 will amount to about 800 MIO roubles. Therefore, we can state with confidence that the level of dividend in the year 2003 will be much higher.

Let me assure you, dear shareholders, that the working team and the management exert all efforts to improve the profitability and economic stability of the Company.

Thank you for listening.

Appendix 2

Report
of Alexey Vladimirovich Shalagin -
Deputy General Manager - Manager in Charge of Economics and Finance,
on the first issue of the agenda.

Dear Shareholders,

In the last year regional communication operators joined the Company, and, formally, the results of Company's operation for the year are comprised by the results of the St. Petersburg Telephone Network for 10 months of the year 2002 and the results of all branches for the recent two months of the year. To compare the data in considering the key financial indices and changes that have taken place in the structure of the balance sheet, I will use in my report the summary indices of all united companies for the years 2001 and 2002.

Changes in the Structure of the Balance Sheet.

The balance sheet currency increased in the period under report by 893,553 thousand roubles.

Assets.

The largest share in the structure of the Company's aggregate assets belongs to fixed assets (73%), which corresponds to the industry peculiarities of property structure of communication enterprises.

Circulating assets make 17.5% of the balance sheet currency. The most significant changes have taken place in respect of the following items of circulating assets:

- stores have grown by 29 %;
- the share of monetary funds has grown from 7 % to 13 %;
- the accounts receivable shown in the balance sheet less the doubtful debt reserve decreased in the sum total of circulating assets from 72% to 57%.

Liabilities

Structure of the Capital

The main source of forming the aggregate assets of the enterprise consists in own funds, their share being 73%. In absolute terms, own funds have grown in the period under report by 152 MIO roubles.

From the standpoint of financial stability, the enterprise has a favourable structure of liabilities, as their bulk is represented by own funds (73%) and long-term liabilities (10%). To maintain the level of long-term liabilities, in March 2002 the Company issued coupon bonds worth of 300 MIO roubles, with the retirement period of two years.

Receipts

According to the results of the year under report, the proceeds from sales of products (jobs, services) made 10,092 MIO roubles, which was 2,033 more than in 2001. The growth of proceeds per year was 25%.

The growth of income from principal activity against the level of the year 2001 was 53% caused by the growth of rates and 47% by the increase of the volume of provided services.

The growth of prime cost in 2002 was 23% as compared to the year 2001. The growth rate of proceeds exceeded the rate of the increase in the prime cost of provided services. As a consequence, the profit from sales in 2002 grew ahead of proceeds, its growth being 31%.

The Company has completed the year under report with the net profit of 327 MIO roubles according to the Russian accounting standards. In the previous year that index was 704 million roubles. Let us consider the main reasons that have influenced the final financial result of the Company's operation.

The year 2002 saw serious changes in the Company's accounting policy as compared to the accounting policy that had been applied by telecommunication organizations before. The changes have been aimed at ensuring a more reliable presentation of the results of economic operation and compliance of financial accounts and reports with the international standards. Among other things, the changes include the formation of the doubtful debt reserve

In compliance with the accounting policy for the year 2002 and the Provisions on Accounting and Reporting in RF, the reserve is created for all unpaid debts over 90 days. When the debt is repaid, the reserve is restored. However, a part of the debts cannot be received by the company, e.g. due to bankruptcy of the debtor enterprise or absence of a legal mechanism for recovering the debt. The latter category includes the well-known debt of the budget in respect of compensation for privileges provided under the federal laws.

As is known, privileged categories of the population pay only 50% of the price of services, and the second half of the price must be reimbursed from the budget. However, the reimbursement is only partial, as legislators do not include the full compensation of the debt in the budget. The accounts receivable in respect of the privileged categories makes the bulk of doubtful debts.

It should be noted that, according to the law, the company had to include in its income the proceeds that had not been actually received, too. The figure shows profit formation of the united companies by years. The upper part highlights the amount of doubtful debt that artificially overstated the amount of profit in the accounts and reports of the past years. The bottom of the last column shows the amount of expenses for creating the reserves, that influenced the reduction of the profit of the year under report. It can be seen that the amount of doubtful debt of the year 2002 is a small part of those expenses.

Formation of the amount of doubtful debt, for which a reserve was created in 2002, million roubles


144
170
72
406
792
Accumulated amount of doubtful debt
before 2000
2000
2001
2002
-792
Created doubtful debt reserve

Analytical calculation of net profit taking into account the doubtful debt of the respective period under report, million roubles


974
975
804
704
632
327
2000
2001
2002

Analytical profit of the year 2002 = 327 million + debt reserve of previous years

The summary amount of expenses for creating the reserve from current profit was 792 MIO roubles in 2002. 129 MIO roubles of accounts receivable were written off using the created reserve.

103 MIO roubles out of them were written off in respect of the debt of privileged categories of citizens.

In case of adequate distribution of expenses by periods, in which the debt arose, the net profit of the company for the year 2002 would be 975 MIO roubles instead of 327 MIO roubles.

Creating the reserve makes it possible to "clean" the balance sheet and to improve quality and reliability of the accounts and reports that are made up, which significantly stimulates the interest and trust of investors in the Company's stock and, consequently facilitates the increase in the market value of the Company's stock.

I would like to note that the formation of the doubtful debt reserve is not related for the Company to withdrawing monetary funds form circulation or freezing them on any accounts, except for book-keeping accounts. Vice versa, by creating the reserve and absolving significant amounts from taxation, the Company is able to use the resources to fund own development.

Thus, the reduction of the Company's profit in 2002 was caused by the change in the accounting methods. According to the budget, even under the conditions of a stricter approach to forming the reserve, the dynamics of profitability will improve significantly in 2003, as the reserve will be formed only in respect of the debts of the current period.

It is proposed that the meeting of the shareholders approve the following areas of using the retained profit in the year 2003:

- ***EXTRA 17,522 THOUSAND ROUBLES, OR 5.4% OF THE NET PROFIT OF THE YEAR UNDER REPORT, ARE ALLOCATED TO FORM THE RESERVE FUND UNTIL IT REACHES 5% OF THE AUTHORIZED CAPITAL (THE AMOUNT OF THE RESERVE FUND AS OF 01.01.03 WAS 29,375 THOUSAND ROUBLES, WHICH WAS 3% OF THE AUTHORIZED CAPITAL, WHICH WAS 937,970 THOUSAND ROUBLES);***
- ***75382 THOUSAND ROUBLES, OR 23% OF THE NET PROFIT, ARE ALLOCATED FOR DIVIDEND PAYMENT, OF WHICH 47099 THOUSAND ROUBLES ARE ASSIGNED FOR PAYMENTS UNDER COMMON STOCK AND 28283 THOUSAND ROUBLES UNDER PREFERRED STOCK.***
- ***234360 THOUSAND ROUBLES (71.6% OF NET PROFIT) ARE THE BALANCE OF RETAINED PROFIT.***

Appendix 3

Speeches in the Debate on the Second Issue of the Agenda

❑ **Igor Valeryevich Zinichev**, shareholder

I represent shareholders of the Kaliningrad region, minority shareholders. I would like to express my opinion on the current reports of the company managers. I have been given the floor and recalled the phrase "it would be funny, had it not been so sad". On the one hand, of course, we hear the victorious communiques of the management and their reports, but please pay attention that few relative indices compared to the last year or to other companies have been given. There exists the company Uralsvyazinform, and there is NWT. If we compare them, we will see that the difference is immense. I feel sad that the management of NWT, in my opinion, does not understand, in which industry it works. This is an industry of onset, an industry, where one has to win markets of services sales. Alas, what do we see out-of-doors: we can see neither NWT, not its brand. You can see cards of various operators everywhere, and there is a feeling that new services are provided by all operators, except for NWT. Besides, there is no programme of capital investment, which, I believe, must be made up at least for three years, not just for one year. It should be such an investment programme that would make us see everything, so that there are no submarines surfacing, like the ill-fated transaction with Oracle, which has been discussed by many people already. Going back to new services, I would like to note the example of IP-telephony. I have read in the report about the investment in IP-telephony equipment, in the area that is developing with rapid strides. The volume of IP-telephony traffic is growing several times with each passing year. NWT invested about 47 thousand US dollars for the entire last year. You have seen the indices for the 1st quarter: the Board of Directors will receive over 100,000 US dollars for the 1st quarter through distribution only. Just compare these figures: IP-telephony and the Board of Directors – remuneration. As to IP-telephony, 3 years ago I was present at the meeting of the shareholders of the Kaliningrad telecommunication company. Mr. Andreyev, director of the company, announced the issue of these cards. I asked him: "Aren't you afraid of competition with the traditional, long-distance and international, data transmission?". He said that it was better to be the first. Now these words can be considered as mockery, when the Kaliningrad telecommunication company is not providing such services at all. All to a company are providing them - there are very many operators there - but for the Kaliningrad telecommunication company. Much has been worrying us for this past year. We have seen much negative information. The report proper is not so bad on the whole; but if you compare it with other companies, you will see that the proceeds significantly lag behind those of other companies, and the net profit is rather poor. It could have been higher. I think that other speakers will cite some figures. I would like to concentrate on new services: the company significantly lags behind in this respect and does not provide the entire range of services that could be provided. Thank you.

❑ **Ivan Anatolyevich Smirnov**, shareholder.

Like any shareholder, I am concerned about two things: the amount of dividend and the market value of shares, or, in other words, the Company's capitalization. First, about the dividend. As the presented report shows, the amount is not big. As far as I understand, this is due to objective causes, i.e. creating the doubtful debt reserve in compliance with the tax laws. Moreover, I do not think that we can expect any big dividend in the period of the Company's re-organization. Speaking about relative indices, even the best companies in Russia pay dividends that are comparable with the inflation level. What I really bother about is that I have not found in the report that has been presented any answer to my question about the market value of the stock, about capitalization. During the last 2 or 3 years the price of shares makes no headway, the capitalization is not changing in any way. If we compare it with other enlarged regional communication companies, the comparison is obviously not in favour of OJSC North-West Telecom. I do not know the reason for

that – this is what has been stated. Maybe, the shares had been overvalued, maybe the Company does not imagine the results expected by the market; however, this remains the fact: the market does not respond in any way to the financial indices the Company presents. Though, as far as I've heard, according to the presented report, the Company ranks second among all regional companies by such important indices as proceeds per employee. However, for certain reasons, the market does not perceive such excellent results as the second position. In this connection, I do not think that all inter-regional companies differ from one another very much. All of them, by the highest standards, have the same problems: rates regulated by the state, when the state does not allow raising prices. I do not think that anybody present here would want to pay on the per-minute basis for own telephone calls; however, we do want a significant growth – we have a problem again. The existing rates imply a huge number of privileges that are not secured by any funds in the budget; however, the comparative indices speak for themselves – the market does not give OJSC North-West Telecom a good mark for certain reasons. In this connection, I have a concrete proposal. We can always criticize; one can find drawbacks in any company, if one wants. My proposal is rather specific: to form a certain group that would specialize in Company's capitalization and in increasing the liquidity. However, according to the presented report, only about 2 or 3 % of shares are circulating in the market, i.e. the year's turnover has been 2 or 3 % of the Company's capitalization, which is incredibly low. So, creating such a group would at least make it possible to contact directly with the financial analysts of investment banks and to understand exactly, what is expected by the market from the Company, what indices are needed for the Company to receive a proper mark in the future, next year, really showing such results, at least as compared to other regional companies, as the capitalization and the stock price do not grow, they remain at the same level. This issue remains unclear to me. As to the previous speaker's words, of course, I agree that we, first of all, must compare our Company with other regional companies. However, as to criticism, I would better express some more proposals as a shareholder. Though it is true that as a shareholder I have just come today and read the financial report. I have not done anything during the year.

- **Sergey Mikhailovich Moiseyev**, shareholder

Dear Shareholders and the Board of Directors, I would like to draw your attention to the fact that for several years the Board of Directors has paid no attention at all to the opinions of the shareholders speaking at meetings. It lives its own life. Shareholders say something, but the Board of Directors does not take into account their opinions and acts as it finds necessary. One example. When a shareholder puts forward a proposal or criticizes something, nobody answers the questions at once, nobody tries to explain the situation, and everything remains just an empty phrase. So, here is an example of how they do not pay any attention to shareholders' opinion. During the last meeting of the shareholders I and some other shareholders, including Victor Konovalenko, proposed to restrict the payment of remuneration to Members of the Board of Directors, to link it with the Company's operation results for the year and to make the remuneration of Members of the Board of Directors dependent on the shareholders' dividend. This was not done. Using OJSC Svyazinvest's votes, they pushed through their proposed decision. And this year they propose the same fabulous remuneration, the same percentage of profit, and so on, to be paid to the Board of Directors. Of course, this looks oppressing.

Another issue. In November 2001, at the meeting, the same meeting when 8 regional joint-stock companies affiliated with PTN, I spoke about the poor payment of dividend and about what amount the dividend should have had. Mr. Yashin said in respect of my speech then: "There is always a contradiction between the management and shareholders: the management is always trying to allocate more money for development, not for dividend". Then, it was impossible to answer that statement, and now there is both the possibility, and a cause. And I will do that. Dear Valery Nikolayevich, why don't you remove that contradiction? For this contradiction is nothing but a violation of the Federal Law "On Joint-Stock Companies". Look, article 71 "Responsibility of the Members of the Board of Directors of the Company" of the Law On Joint-Stock Companies states

that Members of the Board of Directors must act in the interests of the company and must exercise their rights and fulfil their obligations towards the company conscientiously and reasonably. Well, they must act in the interests of the company, i.e. in the interests of the ordinary shareholders. If the Board of Directors pays a tiny dividend, then it acts against the interests of the shareholders, i.e. violates article 71 of the Law. If the Board of Directors pays a tiny dividend, then it cannot be stated that it acts conscientiously or reasonably. And, quite the opposite, it can be stated quite fairly that it acts in bad faith, dishonestly and unreasonably, i.e. violates article 71 of the Law. And again a question to Valery Nikolayevich arises: "And why don't you do anything?" The said contradictions between the management and shareholders can be easily removed: you must link the amount of remuneration to the Members of the Board of Directors with the amount of dividend, and the contradiction will disappear. Members of the Board of Directors will cease to be indifferent to the amount of dividend, and this is the necessary condition of determining the amount of remuneration to the Members of the Board of Directors. Besides, I would like to say that the remuneration must be paid according to the results of the year, and there must be no quarterly payments. So, we are waiting for your opinion, Valery Nikolayevich.

❑ **Vladimir Nikolayevich Alexeyev**, shareholder
To tell you the truth, I am surprised by the work of the Board of Directors. There is not a single item about approving big transactions. In most of the companies in this city this has been done since long ago, except for PTN. In the information on the number of personnel the number of employees is reduced by 3.5%; meanwhile, making the unprofitable units alone redundant would yield at least 5%. According to the speaker's report, there were 30,550 persons as of the end of the year, while according to your report we all have on hand, there are 30,040 persons, so there is a discrepancy. It means that we have been given wrong information. New telephone exchanges have been commissioned, and there must be significant staff reduction. I propose that attestation of specialists be held in the year 2003. This is necessary, this is telecommunication, this must be done annually, the more so this year. I believe that it is necessary to continue the work on the reduction of the employees in the joint-stock company in the interests of OJSC North-West Telecom for improvement of operation and economic indices. The average monthly wages have grown by 35% per cent per year. My opinion is that this is contrary to economy in the stock company. I propose an adjustment of this policy of the stock company. There is an obvious contradiction between the interests of the shareholders and the interests of the employees. Unfortunately, against the shareholders. This is my opinion about the situation. I think it necessary to note that the shareholders' interests are disregarded. The dividend has been reduced almost twice, while Lenenergo is sharply increasing their dividend. The price of Lenenergo's services has increased, too. Unfortunately, this has already become a tradition of OJSC North-West Telecom, and we must get rid of it. By the way, the price of Lenenergo's services has been increasing much quicker than that of PTN's. Last year, PTN was far behind in this respect. I think that this is damage of the operation of the Board of Directors. Unfortunately, shareholders' health care has not been restored, either. Each year we are invited during the lunchtime. Last year, I even was not able to speak at the meeting because of that. Sometimes you just put on a different jacket, forget to take the money, and this damages your health. The money is rather small. I believe PTN is able to give lunch to the shareholders. Then, I propose taking measures to find legal entities that are not paying their debts, to recover the debts from them and to disconnect them from PTN's lines, including, first of all, state authorities. They must not violate the rules and must set a good example. And about the privileged categories. I have heard other speakers say that nobody pays for them, and so on, and we shall leave them alone. And why? In fact, they are out of the city, in their country houses, all summer, and PTN can take this into account. However, the debt must be recovered from state authorities. And this is also a work of the Board of Directors. A deputy director spoke and said that they do not pay – so apply to the court, disconnect them. This is your work, the work, for which your salaries have been increased by 35%. To conclude, I think that the Board of Directors worked extremely badly this year. I have proved this with figures. They have even misled us by the

number of employees. I wish every success to PTN in implementing good deeds for the welfare of the citizens of the Russian Federation and in the interests of the Russian Federation and its citizens.

Speeches in the Debate on the Second Issue of the Agenda

- **Klavdiya Alexandrovna Chistostupova**, Shareholder

I cannot say that I am satisfied with the dividend policy of the Company or with the fact that the net profit has been reduced by half by accountants' methods. As is known, one needs money always and now! However, for the sake of justice, I must say that the arguments given in the General Manager's report seem convincing to me. Indeed, the industry is on the rise, and soon (unless anything like August 1998 happens), the Company may become very profitable. In my opinion, the merger of regional operators must play a very positive part in this process. The main task today is to ensure investment attractiveness of the Company. Otherwise, it will be difficult for us to part with step-by-step telephone exchanges, to say nothing of introducing new highly profitable services. Meanwhile, both domestic and foreign investors will invest only in the goods that they can feel. Therefore, profit, half of which is made by hopeless accounts receivable, will hardly be of any interest to them. Of course, we also are entitled to demand that the dividend from the said accounts receivable be paid to us! However, it seems to me that, if we receive a littler larger dividend today, we may lose and fail to get any good dividend in the future. You will agree that very little time has passed in order to come to any conclusions. No company can show the efficiency of its work for one year.

It is clear that the management of the Company is facing many problems at the moment. It seems to me that, first of all, efficient management of such an extensive enterprise as a united company should be ensured.

Then, the rate policy. We understand that the Company's management cannot fix the rates for local communication independently; but it *must* exert all efforts and find the necessary arguments and instruments to substantiate their levels for the Ministry of Antimonopoly Policy! I agree with the report's idea that a set of rate plans must be developed so that per-minute billing would not be opposed to the subscriber fee. The per-minute billing equipment will make it possible to take into account the actual traffic of a subscriber and to offer him a choice from a set of rates and discounts corresponding to his needs, not from just two opportunities. I.e. we must act as mobile communication operators do. For, along with the per-minute traffic records, they also offer limitless rates – analogues of our subscriber fee.

I would like to hope that the new management of the Company will be able to resolve many of the existing problems, give impetus to an accelerated development of the Company and will use the huge experience and potential that has been accumulated by the branches.

- **Pavel Alexandrovich Churkin**, shareholder

I have heard about the votes. I have 34 common votes. Though, what is the difference? All shareholders are equal: those who have 10 million and those who have just one vote – there is no difference at all. In general I sort of agree with the speakers Alexeyev and Moiseyev who spoke on the first issue of the agenda. Actually I did not plan to speak. I though I would come here, have a snack, get the materials, cast my vote and leave. However, I had to stay! I had to leave! But I've been forced to stay – I've got interested. Then, in connection with answers to my questions, I do not quite understand Mr. Sysoyev's attitude. I am a subscriber of the Peterstar company and pay 105 roubles for the telephone. Peterstar's rates for private subscribers are regulated by the Ministry of Antimonopoly Policy, in the same way as for PTN. And the explanation that they have different rates is just a deceit of the audience. I pay 105 roubles, and will start paying 136 roubles from the first of July, like all of you. Then, everybody has already understood that the Company's management does not listen to what we say. This is just rending the air. At the same time, I do not

think that it makes sense to criticize Yashin, his name is sort of often heard. Why? Mr. Yashin is the head of the Investment Communication Company, OJSC Svyazinvest, which owns the entire controlling block of shares. In its turn, the state owns the controlling block of shares of the Investment Communication Company. A simple conclusion follows from that: everything that is done here is done with the knowledge of the state. I do not know the persons, but obviously, this is a certain body of the Government, which takes decisions on what issues should be raised here, how we must vote in respect of them, etc. And the issue smoothly rolls from the field of economics to the field of politics: everything happening here, in NWT, is the policy of the state in respect of legalized theft, a theft from the shareholders' pockets, both from dividends and for remuneration to the Members of the Board of Directors. There is an obvious contradiction here, and I do not know, perhaps there is no representative of the state here. I would like to get some explanations about the state's policy. In my opinion, this is deceit, stealing from the pocket of a state organization, a company, from the pockets of its shareholders. When, several years ago, shares of MMT (LDIT) were converted into shares of PTN, the profit of MMT was considered as added capital and was not taken into account in the net profit of the company. Then Sergey Moiseyev applied to the court. It was profitable to act like that then, and now it is profitable to act in a different way. That is how shall we understand this, in general?... This is also the policy of the state. And, about the remuneration: I am afraid that I will not be able to stay here till the end. I think that these people who are here must be ashamed: they are sitting in the restaurant, eating for our account, and we are not even allowed to correct our questions from where we sit.
I have officially registered to speak on the eighth issue, about the remuneration. If anybody wants to speak, or exceeds the time-limit, he/she may take my five minutes. I want this to be put down in the minutes. Thank you.

- **Ivan Anatolyevich Smirnov**, shareholder.

It's a pity that Moiseyev has not come out. I fully agree to his proposal. And as to the absolute amount of dividend – this is the dividend we deserve. As long as there are shareholders who want to come here only in order to have a meal, the amount will remain the same. The more so, when we say that the state owns more than 51 per cent of the shares – what claims can be lodged against the management? Let us then apply with such claims to the state, it will be more honest. As far as I understand, according to the laws, the amount of dividend must clearly correspond to the amount of net profit as in the accounts and reports. Therefore, again the amount of dividend is determined by the law. This is the algorithm. Indeed, if the management's forecasts are true, then in the next year the dividend will be thrice larger. If now it is 300, then it will be 800. That is all, thank you.

- **Alexandr Alexandrovich Taroyev,** shareholder

Comrades Shareholders, Dear Presidium, As to the essence of the 2nd issue discussed by us, I have one proposal, i.e. one nuance. It is stated in the speech that it is important to turn the face "towards the West", it means that they must turn their back upon shareholders. This is just a remark. Now, about the amount of dividend under a preferred share. I do not understand, what the Board of Directors is guided by, presenting this amount of dividend obtained as a result of dividing by a little more than 202 MIO shares. The authorized capital in the amount of PTN's capital is still stated in our Articles of Association – no amendments have been introduced. I ask you to give me an answer, even a brief one. Thank you.

- **Yaroslav Gritsko**, representative of CJSC IC Univer

Firstly, I would like to back up entirely the measures introduced by the Management Board and the Board of Directors in applying the legally permitted methods of optimizing budgetary taxes. I back up entirely creating the doubtful debt reserves. I agree with Alexandr Abramovich that the money in the amount of the created reserves have not left the company, i.e. they remain on the company's settlement accounts. This money is spent for current operation, updating, etc. I.e. the money remains at the disposal of the company. So, I don't understand, why creation of paper

reserves is still associated with such a significant reduction of the paid dividend, for instance, it will be only a half as compared to the previous year. That is, it is written in the Articles of Association that the amount allocated for dividend may not be less than that, i.e. the lower limit of the money assigned for dividend payment is not less. The reserves have been created, the taxes optimized, the money remains with the company, i.e., perhaps, the shareholders might have been given a little treat. This is a sign of the company's corporate management level, and Alexandr Abramovich mentioned that, too. International institutes and the investment community have appreciated all this and again raised the respective ratings. I would like to cite the example of the companies Yukos and Sibneft, that are still in many respects a standard of corporate management for them. Besides, I would like the Board of Directors and the Management Board to follow the example of the Management Board and the Board of Directors of those companies. As far as I remember, Sibneft spent 90% of its net profit for dividend payment last year. I.e., it was optimization through creating reserves and reducing the taxable base. Still the dividend could have been larger. Both the Management Board and the Board of Directors had the appropriate ways and capacities.

Speeches in the Debate on the Third Issue of the Agenda

❑ **Alexandr Alexandrovich Taroyev,** shareholder

I have some words to say on the third issue. The list of persons presented for voting for the new Board of Directors is in fact the same as on the 14th of February this year. There are no representatives either of workers or of those, so to say, key employees who bring the profit to the Company. Its function is performed by the top management in the person of the Board of Directors hired by us. I have already noted in my previous speech what the Board of Directors is guided by when determining the amount of dividend. The previous meeting did not adopt a new version of the Articles of Association of OJSC NWT, the same voting and preferred shares as in PTN remain in it. Shares of affiliated companies have the same rights as the shares stated in the Articles of Association. I have not heard an answer to the second question (orally). Therefore, I ask you to vote against this composition of the Board of Directors. Thank you.

❑ **Vladimir Nikolayevich Alexeyev**, shareholder

I think that this meeting is held with gross violations of elementary rights, e.g., rights of the returning board. At the very beginning the person presiding over the meeting has read for a certain reason the number of shareholders present, the quorum, etc. However, this should have been done by the returning board. I consider this a serious, gross violation. The returning board is an independent body, and there should be no pressure or restriction of rights. As to the work of the Board of Directors, I agree with the previous speaker: I think they have worked obviously poorly and propose that we vote against this composition of the Board of Directors.

Speeches in the Debate on the Eighth Issue of the Agenda

❑ **Victor Petrovich Konovalenko, Cheryl Ann Seagsby**, shareholders

Dear Shareholders of NWT,

I'll start my speech in a somewhat roundabout way. NWT has adopted the Corporate Behaviour Code. If it has been adopted, we must observe it. In this connection, let me cite a quotation from the Code: "Many provisions of the legislation, regulating corporate behaviour, are based on the standards of ethics. An example of such legal standards are civil legislation standards establishing the possibility, among other things, in the absence of applicable laws, to proceed from the

requirements of honesty, reasonableness and justice and to exercise civil rights reasonably and in good faith. Thus, the moral and ethical standards of reasonableness, justice and honesty are a constituent of the active law. The ethical norms applied in the business community are an established system of behavioural standards and business turnover customs, which is not based on the legislation and which forms positive expectations in respect of the behaviour of the participants of corporate relations". That's it! A kind of a moral code of capitalism builders. And what about the observance of ethical norms and standards of reasonableness, justice and honesty in our NWT?

In our opinion, the situation is rather bad in this respect, as much of NWT's net profit for the year 2002 will be distributed obviously not in compliance with the standards of reasonableness, justice and honesty. Let me explain. When we spoke at the extraordinary meeting of the shareholders of NWT on 14th February 2003 in respect of remuneration to Members of the Board of Directors of NWT, then, based on a rough calculation, we thought that the level of remuneration to each Member of the Board of Directors may amount to about 25,000 US dollars in the year 2002.

In fact, our rough calculation was very close to the reality – the total remuneration (i.e., both the annual and quarterly) of EACH Member of the Board of Directors of NWT in 2002 was 774,975 roubles (about 25,500 US dollars) proceeding from the following:

0.4% of the net profit for all the 11 Members of the Board of Directors of NWT in respect of the annual remuneration (i.e., 327,264,000 roubles of net profit * 0.4% = 1,309,056 roubles / 11 members =119,005 roubles to each) and 0.0065% of the proceeds to each Member of the Board of Directors in respect of the quarterly remuneration (i.e., 10,091,841,000 roubles of the proceeds * 0.0065% == 655,970 roubles to each, or 7,215,670 in the aggregate).

All in all, the total amount of remuneration to all the 11 Members of the Board of Directors was 8,524,725 roubles, or 2.6% of 327,264,000 of net profit. At the same time, all the 32,389 of NWT's shareholders get IN THE AGREGATE only 75,382,000 roubles, or 23% of the net profit. And holders of preferred shares get just 8.6% of the net profit. I.e., 11 persons get about 10% of the amount received by ALL shareholders and 30% of the amount to be received by holders of preferred shares! In our opinion, this is very far from reasonableness, justice and honesty. We are not for populism, we do not call upon Members of the Board of Directors to work free of charge. However, the remuneration system must be based on the company's work results; otherwise, it turns out that the company works for the Board of Directors, not vice versa. At any rate, we can assure you that the "established system of behavioural standards and business turnover customs" either in Russia, or, the more so in the West, does not imply assigning such a high percentage of net profit for remuneration of the Board of Directors.

So what does our Board of Directors do in this situation? It makes a fine gesture – I quote from the annual report: "Taking into account the reduced net profit in 2002, the Board of Directors of NWT took a decision at its meeting of 15th May 2003 not to pay the ANNUAL remuneration to the Members of the Board of Directors for the year 2002". I.e., the Board of Directors of NWT decided not to receive the ANNUAL remuneration (i.e., 119,005 roubles to each, or 1,309,056 roubles in the aggregate), however, to retain the QUARTERLY remuneration (i.e., 655,970 roubles to each, or 7,215,670 roubles in the aggregate). Proceeding from the low level of net profit for the year 2002, Members of the Board of Directors of NWT had to do quite the OPPOSITE, i.e. not to receive at least the quarterly remuneration, if any remuneration was reasonable at all.

It should be also noted that though NWT held 23 meetings of the Board of Directors in 2002, only 8 of them were held with the attendance of the members, while the other 15 were held by correspondence. Respectively, each Member of the Board of Directors of NWT earned about 1100 US dollars for EACH of the 23 meetings held with the attendance of the members and by correspondence. Taking into account the what has been said, we propose that the shareholders of NWT vote today "AGAINST" the presented decision on issue No. 8 of the agenda.

- ❑ **Igor Valeryevich Zinichev**, shareholder

You understand that I do not come out here in order to praise anybody, which is only natural. And much of what I wanted to say has already been confirmed by the previous speaker, and Mr. Konovalenko asked the question: "I do not understand..." – and as to me, I do understand everything in the situation. In this case we can see that the bulk of the shareholders are representatives of Svyazinvest. These are ordinary officials who even do not hold any shares; as a matter of fact, sometimes, they do not care at all about profitability of this company. Their task is to make a certain compensation. I agree with the conclusion of the newspaper Vedomosti, which announced the meeting of Rostelecom, that this was a hidden bribe to officials. It is not even hidden, it is just finely decorated from the legal standpoint. The central newspaper is writing about this. Nevertheless, after all that has been said, they still put forward this motion for voting; and, note, it will be adopted, as everything is decided by Svyazinvest here. It pushes through these issues. I agree with the previous speaker that we can hold an extra meeting now and vote against, however, the voting result will be "in favour". Another thing. A woman asked me, "why do you speak here, what do you decide? You speak from the rostrum, this is such a trifle, people are sitting, they do not listen to you all the same". And I want to say, as in the well-known song, that I am here for three reasons: the first is that from this rostrum I can address such high-ranking people as the General Manager of Svyazinvest, which I can hardly do in my everyday life. The second, in principle, is my task to sort of present our problems to the public judgement. Correspondents of several newspapers are present here, who, possibly, will re-print all this in tomorrow's announcements. The Company will re-read them, the information will be brought to the President. At last, maybe he will look at all this and say that you should not act like that. This is what we hope for. And the third point. We want to frighten the shareholders as much as is possible – I say this for myself – in order to buy up more shares at a low price. We criticize all this. And as long as the situation is bad, we will buy more shares. That's it. This is the situation. When we start praising everything, the time will come to sell the shares, not to buy. If we compare the telecommunication company with a similar, say, Czech telecommunication company, North-West Telecom and the Czech telecommunication company have approximately the same number of lines; but the profitability is quite different. This shows the potential growth of the stock price of these companies. Yes, the difference is ten-fold there, but this already depends on the management. And we hope that this year or may be next year, when shares of Svyazinvest are sold, other managers will appear, and there will be a new Board of Directors, who will have a different attitude to corporate management. Then, our shares will grow 2 to 3, or even more, times. This is what I wanted to say. And I hope for that. Thank you.

❑ **Sergey Mikhailovich Moiseyev**, shareholder

The subject of my speech is indirectly related to the eighth issue. May be it is within the course of the themes of the whole meeting. We have been offered candidates to the Board of Directors, e.g., such as Ankudinov. At the last meeting, when the Board of Directors was being elected, I presented detailed information on who Ankudinov was and said that he did not understand anything in communication, that he was a dead weight for the Board of Directors. Then he was not elected; I do not know whether my words had any effect. It is surprising that this year he has been proposed to the Board of Directors again, and this has been done by Svyazinvest. If Ankudinov is a dead weight and Svyazinvest proposes him, I think that there are many such dead weights among other Members of the Board of Directors. And why should we pay such money to them? What is the remuneration for? And on a quarterly basis. We should pay according to the year's results and correlate this with the size of dividend. There has been much criticism of the Board of Directors here, and the questions are of the kind that can be decided by V.N.Yashin only, but, for certain reasons, he keeps silence and does not express his attitude towards the issues discussed. This is one thing. And the second thing – I have a concrete question to Valery Nikolayevich. In September 2001, in the interview to the newspaper Delo, Valery Nikolayevich said: "In due course the price of PTN's shares reached 2.95 US dollars, and in the future, I do not think that they will grow 10 times,

but 5 times they will. This is quite feasible". Here is that newspaper. And now I wand to say, Valery Nikolayevich, the shares are making no headway, and what did you proceed from when you made that forecast? This will throw light upon all affairs of Telecom. Thank you.

❑ **Tatyana Dmitriyevna Kosarskaya,** Shareholder

I completely agree with what has been said by Konovalenko and Moiseyev, and I just wonder, as a human being, you get so much money, what for? You say that there are some needs in the company, so why don't you turn down this money? You have such salaries! All of you are General Managers and deputy General Managers, so give this money to the company. And the company will say thank you. And not on a quarterly basis, but, indeed, once a year, and according to ... And I do not see anything funny here. Dear Presidium, I speak about real facts, and say to Valery Alexeyevich not for the first time: "What is going on?" And he answered that the next dividend will be much higher. To my remark that we doubt he said that only "soviet people" from MMT (LDIT) can have doubts. Yes, I am from the long-distance. I have devoted all my life to it, my parents worked there. We have worked for over 100 years. And what have we got from our MMT? And now from Svyazinvest with problems, Soros? As to quarterly dividend, I would like to say the following. You have said yourself, Alexandr Abramovich, that nobody submits any proposals to the Board of Directors on payment of quarterly dividend. And who of you would want to raise this question? Only we can do that. So I kindly ask the secretariat to put down my proposal on payment of dividend on a quarterly basis and according to the year's results. And the Board of Directors must receive it in the same way as we do: either on a quarterly basis, as we do, or according to the annual results. I think that I am within the time-limit, and you should not have interrupted me.

❑ **Vladimir Nikolayevich Petrov**, shareholder

I have tolerated for a long time the circus that we have at the second meeting. At the last extraordinary meeting, when the issue of paying the remuneration to the Board of Directors was raised, I even could not wait for the end of the discussion and left the meeting. But today I am so angry. Besides, I have read in the materials that during a meeting of the Board of Directors the issue of removing the annual remuneration (these 0.4%) was raised. A foreign investor spoke about ethics there. So our Board of Directors has shown its ethics. 10 persons voted in favour of retaining these 0.4, and only I acted as my conscience required and voted against. So I have looked through these materials presented to us and there are two interesting figures that I have found. As in fact I had 1 hour for familiarization. 75,375,000 roubles were offered for payment of dividend to all shareholders. Verycomparable figures that reflect the moral nature very well. Even our President during his last meeting with journalists said that he was very much distressed by the poverty of our people. And what is our Board of Directors doing? It does not pay any attention to shareholders' poverty, it just pays attention to its own salaries and remunerations. So, unfortunately, for a certain reason, the materials provide information on the changes in the dividend for different years, but there has not been enough paper or a clever mind in the Board of Directors who could show how much the remunerations of the Board of Directors have changed for this time. Why has this not been recorded? Who of the Board of Directors can answer me how the remunerations have changed? I hope this is a part of the issue discussed, dear Chairman? What for do we have to pay a remuneration to our Board of Directors? For good work. But, for a certain reason, the Board of Directors works very poorly and it does not make our dividend and, respectively, their remuneration, rise. For a certain reason, they do not do anything to reduce the debt for international calls. Just look, how much is spent for court proceedings, to recover money from subscribers for their international calls. It is easier to act as "mobiles" do: advancing. And nobody of the "mobiles" objects against the fact that they've run out of money. They have been disconnected once. And our Board of Directors has not a single thought about that. Remuneration must be paid for good thoughts and for implementation of such thoughts. And there was a proposal at the

extraordinary meeting that the Board of Directors should be paid the remuneration in shares; but I do not know whether any answer was given to those who proposed that? No, there was no answer. It means that everything that has been said here, has been said in vain. I.e., all questions that we, though we are minor shareholders ask here – nobody pays any attention to them. So, the Board of Directors must receive its remuneration in shares, and must report to each meeting in order to get a dividend on them. I would like the Board of Directors to report to future meetings, get remuneration in shares and report on their expenditures.

- **Vladimir Nikolayevich Alexeyev**, shareholder

And what the shareholders need? It is clearly stated in the Articles of Association – 10 per cent of profit under preferred shares is to be transferred to the shareholders. This is good work. Payment on common shares. And what do we have? We do not even speak about 10%, we have practically nothing. So, payment must be for good work. And for poor work one must be punished. These are common truths. The Board of Directors must be punished. Do you understand - punished? So, we must punish them by voting. By the way, the version of the clause, for which we are suggested to vote now – there is no responsibility for work, just payment. And payment for what? Money should be paid for good work. There is none. My proposal is to vote against. If they are offended and go to the mobile business – let them do that, we will just say good-by. Debts must be recovered. And this remuneration is obviously too big for the Board of Directors. I think that 75% of votes must be required for taking a decision on this issue, as this issue and the decision on it is a part of the Articles of Association of the joint-stock company. This is all I wanted to say. My proposal is to vote against.

CONTENTS

NORTH-WEST TELECOM

The largest telecommunications operator in the North-Western Russia and the fourth largest in the country providing a complete range of fixed-line telephone services

COMPANY PROFILE

A full-service incumbent provider of fixed-line telephony to nearly 14 million people living in North-West Russia

The largest telephone network in the North-Western supra-region in terms of "access lines" and "lines in service" following the completion of the merger with eight other local carriers.

The installed capacity of 3.6 million lines represents about 10% of the entire Russian telephone capacity

Over 3.4 million telephones switched at the end of 2002, up 11% compared to the previous year

Non-ILEC services include data, Internet and integrated digital solutions to residential and corporate customers



MISSION STATEMENT

To provide full range of telecommunication services to the residential sector and organizations in the North-West region of Russia, in collaboration with local and federal public authorities, using the skills and experience of a qualified staff and maintaining a leading position among telecommunication services operators.

STRATEGY FOR VALUE CREATION

Sustained market leadership
Sustained improvement of quality of our telecommunication services through on-going network infrastructure development and equipment modernization.

Better margins and revenue growth
Continued satisfaction of the growing market demand through expanded offerings of value-added services and the pursuit of high margin business opportunities.

MESSAGE TO SHAREHOLDERS

Dear shareholders and investors,

North-West Telecom experienced the most remarkable transition in 2002 with the multi-company merger involving nine incumbent wireline carriers completed on October 31, 2002. Our Company has entered the year 2003 as a dramatically new entity comprising operating branches in 8 regional markets of the North-West of Russia: Artelecom of the Arkhangelsk region, Electrosvyaz of the Vologda region, Electrosvyaz of the Kaliningrad region, Electrosvyaz of the Republic of Karelia, Murmanelectrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Electrosvyaz of the Pskov region and Cherepovets-electrosvyaz.

The merger has established the combined company as the largest and a unique operator in the North-West supra-region, truly able to integrate a wide spectrum of telecommunications services in an area populated by nearly 14 million people.



North-West Telecom's organizational structure was completely revamped over 2002 to meet the new needs of the post-merger company. Four Board Committees have been created, namely the Reporting and Compensations Committee, the Corporate Finance and Investment Committee, the Budget Committee and the Corporate Governance Committee, to assist the Board of Directors in decision-making. In addition, a new deliberative corporate body, the Coordination Council, has been established to coordinate the activities of our regional branches and facilitate an integrated approach to corporate strategic planning and development.

Many of our strategic goals set for 2002 have been achieved.

Initiatives undertaken by the Company's management during 2002 and targeted at the growth of the Company's capitalization, investment attractiveness and information transparency were positively assessed by the investor community. Standard & Poor's international rating agency raised the Corporate Governance Score for North-West Telecom to 5.6 and also upgraded our hard currency credit rating to B- and local currency rating to RuBBB with a stable outlook for both.

We were highly successful in 2002 in establishing a solid foundation for our further growth.

In conclusion I would like to express my appreciation to all our shareholders, partners and clients for your continued trust and confidence.

I am convinced that we are able to meet the many goals and challenges ahead thanks to the support of our shareholders and the dedication of our employees.

Alexander A. Sysoyev

General Director

YEAR 2002 IN BREIF

JANUARY

From January 1, 2002, the Ministry of the Russian Federation for Anti-Monopoly Policy and Support of Entrepreneurship (MAP) increased tariffs on local telephone services for all groups of customers.

FEBRUARY

North-West Telecom presented the Telemedicine project based on ISDN (ATM/FR) and IP technologies at the Norwecom 2002 exhibition.

MARCH

The Federal Commission for the Securities Market (FCSM) registered North-West Telecom's RUR 300 million coupon bond issue.

The international rating agency, Standard & Poor's, assigned North-West Telecom and its bond issue a ruBB credit rating.

APRIL

300,000 bonds with par value of RUR 1,000 each were successfully placed on the Moscow Interbank Currency Exchange and the St. Petersburg Currency Exchange with MDM bank, Menatep SPb and Telecombank acting as underwriters.

The MAP approved the merger of North-West Telecom with eight incumbent local carriers in the North-West region

North-West Telecom was presented to large international investors during the road show in New York and London

MAY

North-West Telecom announced its financial results for 2001: revenues more than doubled as compared to 2000 and net profit increased by more than 56%.

The Department of Additional Services of Petersburg Telephone Network, a branch of North-West Telecom, opened a new office to promote sales of Internet access, data transmission and other value added services.



JUNE

The Annual General Meeting of Shareholders approved the 2001 financial statements, proposed dividends, the Company's restated Charter and a number of corporate documents including new provisions on the Board of Directors and on the Managing Board.

JULY

North-West Telecom made the first RUR 15 million coupon payment to bondholders. The interest rate for the first coupon was 20%.

Four Board Committees were created to assist the Board of Directors: the Reporting and Compensations Committee, the Corporate Finance and Investment Committee, the Budget Committee and the Corporate Governance Committee.

Sergey Soldatenkov resigned from the position of Company's General Director. Alexander Sysoyev was appointed Acting General Director of North-West Telecom.

AUGUST

Starting from August 15, 2002 the Company began to pay out dividends for 2001 - RUR 0.077 per common share or a total of RUR 36,427,696 and RUR 0.248 per preferred share or a total of RUR 28,381,331

SEPTEMBER

The Extraordinary General Meeting of Shareholders on September 6, 2002 took the decision to appoint Alexander Sysoyev as General Director of the Company for a two-year term.

Between July and September North-West Telecom and the merging companies obtained the second tariff increases on local services from the MAP. Monthly rates for local calls increased by 13% on average.

OCTOBER

North-West Telecom made the second RUR 14.2 million coupon payment to bondholders. The interest rate for the second coupon was 19%.

North-West Telecom completed the merger with eight wireline carriers. Shares of the merged companies were swapped into additional shares issued by North-West Telecom.

NOVEMBER

Standard & Poor's raised the Corporate Governance Score (CGS) for North-West Telecom to 5.6.

DECEMBER

The FCSM granted permission for North-West Telecom to include additional 186,656,700 shares into its Level I ADR program.

The FCSM registered North-West Telecom's report on additional shares placement through conversion of the merged companies' stock. Following registration new shares were allowed to trade, starting from December 27, 2002.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Key financial result, RUR million


10.092
2002
2.648
656
327
8.059
2001
2.027
1.212
704
Revenues
Operating profit
Income before tax
Net income

Network and customers, end - 2002, 2001


3.612
2002
37.1%
3.399
2001
3.462
33.3%
3.258
Lines installed, thou
Lines in service, thou
Level of digitalization

Financial data, RUR thousand	2002	2001
For the year:		
Revenues	10,091,841	8,058,731
Operating profit	2,648,472	2,027,183
Net income	327,264	704,281
Earnings per share of common stock, RUR	0.36	n/m
Capital expenditures	1,742,970	1,460,851
At year-end:		
Total assets	14,938,041	14,044,488
Shareholders' equity	10,873,684	10,722,163
Long-term debt	1,430,419	1,504,828
Short-term debt	579,006	372,706
Net debt	1,662,545	1,695,737
Net asset value	10,904,013	10,746,450
Operating data		
Lines installed, thousands	3,612	3,462
Lines in service, thousands	3,399	3,258
Number of telephones, thousands	3,345	3,022
Telephone density (per 100 residents)	30.6	26.8
Level of digitalization, %	37.1	33.3
Domestic long-distance traffic, thousand min	984,098	849,241
International long-distance traffic, thousand min	182,652	161,651
DLD traffic per line, min	325	276
ILD traffic per line, min	44.5	38.3
Financial ratios, %		
Operating profit margin	26.2	25.2
Net income margin	3.2	8.7
Capex/Revenue	17.3	18.1
ROA (Net income/Total assets)	2.2	5.0
ROE (Net income/Equity)	3.0	6.6
Equity to Total assets ratio	72.8	76.3
Gross gearing (Interest bearing debt/Equity)	18.5	17.5
Productivity ratios, RUR		
Revenue per line	3,080	2,556
Profit per line	100	223
Revenue per employee	335,612	259,825
Profit per employee	10,883	22,707
Number of lines per employee	109	101
Exchange rates		
RUR/USD average for the period	31.36	29.18
RUR/USD at the end of the period	31.78	30.14
RUR/EUR average for the period	29.69	26.13
RUR/EUR at the end of the period	31.11	26.49

Telecommunications revenue, by service


Long distance telephony 45%
Other 4.5%
Internet& data 2.5%
Local telephony 48%

Lines in service customer group


Budget funded 5%
Other corporate 9%
Residential 86%

Lines in service breakdown by branch


Petersburg 54%
Arkhangelsk 10%
Cherepovets 3%
Kaliningrad 5%
Karelia 6%
Murmansk 8%
Novgorod 5%
Pskov 4%
Vologda 5%

In connection with the merger completed in October 31, 2002, in this annual report we provide North-West Telecom's audited financial statements for the year ended December 31, including accounts of the merged entities for the period from October 31, 2002 to December 31, 2002 (under Russian Accounting Standards) and as if the entities had been combined from the beginning of 2002 (under International Accounting Standards). Please, see the 'Financial Report' section for this information. For comparability reasons, we also provide North-West Telecom's pro forma financial statements presenting information as if the merged companies had been combined from the beginning of 2001. All financial data in this section and thereafter are based on these pro forma statements unless otherwise specified.

INDUSTRY PERFORMANCE AND PROSPECTS

The telecommunications market in Russia sees continued growth...

The Russian telecommunications sector showed another solid year of growth in each of the fixed, mobile and other segments. Total telecoms revenue increased 30% as compared to 2001 according to the Russian Ministry of Telecommunications. Market volume exceeded the remarkable pre-crisis level to reach USD 8.6 billion, with traditional operators (PSTN operating companies) providing for USD 4 billion or 46% of the industry sales.

The aggressive growth (42% y-o-y) of the alternative sector driven by cellular and Internet companies outpaced the notable, although tariff-constrained increase in the traditional part of the industry (18%) with the result that the market share of new companies exceeded 50% for the first time. However, in the fixed-line voice segment traditional operators continue to dominate the market, providing over 75% of local exchange and long-distance services.

Market breakdown in 2002, USD million


Fixed, long distance
1,519
555
Fixed, local
1,355
441
Postal services
571
81
Data& Telegraph
71
345
Wireless
62
2,974
Other
379
256
Traditional operators
Alternative operators
0
500
1,000
1,500
2,000
2,500
3,000
3,500

...mobile and fixed local services feeding up the industry surge

The breakthrough of alternative operators has been mostly spurred by the wireless boom. The mobile market totaled almost USD 3 billion in 2002, up 54% y-o-y, while the rapid expansion of cellular networks outside large cities in Russia is evidence of the fact that the mobile sector has substantial room for further development.

Despite competition from new services and mobile companies' growing presence, the market for fixed telephony in Russia remains robust. Local telephony was the second fastest growing segment of the telecom market in 2002. Tariff increases, new installations and growth of active telephone lines let local exchange carriers to post a total increase in revenues of 26%, traditional operators and CLECs boosting sales by 27% and 23% respectively.

Telecom revenue by segment in 2002 compared to 2001, USD million


Wirless
3,036
1,972
2002
2001
Fixed, long distance
2,074
1,917
Fixed, local
1,796
1,421
Postal services
652
550
Data& Telegraph
416
385
Other
635
391
0
500
1,000
1,500
2,000
2,500
3,000
3,500

Inter-regional consolidation: just one step away from the completion

The mega consolidation of 74 incumbent operators into 7 pan-regional companies - North-West Telecom, Center Telecom, South Telecom, Volga Telecom, Uralsvyazinform, Siberia Telecom and Far-East Telecom- was basically completed in 2002 with just a few technical issues left to finalize. Although actual integration of the merged companies into united businesses may take several years, current benefits of the reorganization are more than encouraging. The enlarged wireline providers are now better positioned to compete with alternative operators due to capital expenditures optimization and easier access to capital markets.


North-West Telecom
Center Telecom
South Telecom
Volga Telecom
Uraslavyazinform
Siberia Telecom
Far-East Telecom

What's ahead?

In the fast changing industry traditional operators need to move fast in order to remain competitive players in the new market environment. Consolidation has given the pan-regional companies the advantage of potential synergies that can be maximized by streamlining operations and investments, reducing costs, improving service quality and, last but not least, tariff rebalancing.

New Federal Law "On Communications" is coming soon ...and should push ahead tariff reform

The new law drafted in 2002 is supposed to clearly define industry rules and regulations such as licensing, frequency allocation, interconnect rules, etc. and is seen as a very positive development for all market players. The wireline sector, in particular, is expected to benefit from a number of novations introduced by the law. These include the proposed establishment of the Universal Service Fund, which will be used to finance construction and operation of telecommunications networks in areas where commercial investments are unprofitable.

Another important introduction of the law is a new regime of compensating losses incurred by incumbent operators as a result of providing services at discounted prices to certain groups of subscribers. Currently these losses are compensated by the state, with significant time lags and, not infrequently, part of discounted services is never reimbursed. According to the new law privileged groups will pay to the operator the full price for local services and the state will reimburse a difference between full and reduced charges to such subscribers.

The new law "On Communications" introduces two alternative tariffs for incumbents' services: flat monthly payment and time-based charges. According to the law, ILECs' tariffs should cover not only the current costs of services, but also recoup minimum capital expenditures. In 2002 monthly rates for local telephone services were raised twice - local tariffs grew by 25% in January, and a further increase of up to 18% on average was authorized for 69 regional operators between July and October. Nevertheless, industry analysts estimate that in some regions tariffs are still below operating costs. The new law should make the regulators to tackle tariff issues more aggressively.

COMPANY'S REORGANIZATION

OVERVIEW OF THE CONSOLIDATION PROCESS

Out merger with North-Western local operators was completed in 4Q 2002...

Consolidation of eight incumbent operators around North-West Telecom, the "hub" company, was de facto completed at the end of October 2002 by the conversion of merged companies' stock into additionally issued shares of North-West Telecom.

North-West Telecom's post-merger franchise


Murmansk
Murmansk Region
Nenets autonomous region
Narian Mar
Arkhangelsk
Republic of Karelia
Arkhangelsk Region
Republic of Komi
Petrozavodsk
Syktyvkar
St. Petersburg
Leningrad Oblast
Vologda Region
Cherepovets
Pskov
Novgorod
Vologda
Novgorod Region
Kaliningrad Region
Kaliningrad
Pskov Region

... and resulted in the creation of the fourth largest local telecom carrier in Russia

Upon completion of the merger, the combined company has become one of the major players on the national telecommunications market, with more than 3.6 million access lines covering over 11.7 million people in an area spanning 1.35 million sq. km.

Regional branches	*Region/City*	*Population, thousand*
Artelecom of Arkhangelsk region	Arkhangelsk region, and Nenetsky Autonomous region	1,459.9
Cherepovetselectrosvyaz	The city of Cherepovets	366.5
Electrosvyaz of Kaliningrad region	Kaliningrad region	948.7
Electrosvyaz of Pskov region	Pskov region	801.5
Electrosvyaz of Vologda region	Vologda region	956.9
Electrosvyaz Republic Karelia	The Republic of Karelia	766.4
Murmanelectrosvyaz	Murmansk region	983.3
Novgorodtelecom	Novgorod region	728.7
Petersburg Telephone Network	St. Petersburg and certain areas in the Leningrad Oblast	4,694.0

The final stage of the inter-regional consolidation in the North-West involves our merger with Lensvyaz, the major PSTN operator in the Leningrad Oblast, and Svyaz of the Republic of Komi and is likely to take place in 2003-2004. This will expand our presence across the entire North-West supra-region of the country.

MERGER CALENDAR

November 2001
Extraordinary General Meetings of Shareholders (EGMS) of all merging companies approved the reorganization.

February 2002
Stock buy back and settlement with creditors.

April 2002
The MAP approved the merger.

North-West Telecom's Board of Directors approved the additional share issues and the creation of new branches on the basis of the merging companies.

October 2002
Share issues registered with the FSCM.
Eight merged companies excluded from the state registrar, their shares swapped into the shares of North-West Telecom.

December 2002
Share placement report registered with the FSCM.

Newly issued shares of North-West Telecom permitted to trade.

Remaining steps
EGMS to approve the new wording of the Company's Charter, elect a new Board of Directors, General Director and Auditing Commission of the combined company.

NEW ORGANIZATIONAL STRUCTURE

Immediately upon the completion of the merger, efforts were made to integrate the merged companies, including remodelling of the organizational structure. Nine operating branches emerged on the basis of the former stand-alone companies in their respective regions and two new management bodies were created - the Coordination Council and the General Directorate, responsible for coordinating and implementing the integrated financial, marketing, technological and investment strategies of the merged company.


General Shareholder's Meeting
Corporate Governance Committee
Corporate Finance and Investment Committee
Board of Directors
Reporting and Compensations Committee
Budget Committee
Managing Board
General Director
Coordination Council
General Directorate
Petersburg Telephone Network
Cherepovets-electrosvyas
Electrosvyas of the Republic of Karelia
Artelecom of the Archangelsk region
Murmanelectrosvyas
Electrosvyas of the Pskov region
Electrosvyaz of the Vologda region
Novgorodtelecom
Electrosvyas of the Kaliningrad region

KEY BENEFITS OF THE MERGER

The merger has established a larger, stronger, better-capitalized company and created new opportunities for North-West Telecom to compete successfully with alternative providers and new entrants to the market. We believe that the consolidation of assets and resources has given the combined company an unparalleled chance to become a top-performing operator in the national telecom market drawing on the strategic benefits of the merger.

Better capital allocation and investment strategy

Savings on operating expenses and taxation

Better financing capabilities

Integration of the best manage-ment practices and expertise

- Consolidation and integration of ATE capacity, routing and last mile networks across the North-Western region.
- Capital expenditures optimization on network equipment upgrades and a pan-regional focus on new investment project development.
- Utilization of economies of scale leading to significant savings on equipment purchases.
- Operating synergies through the reduction of direct costs and interconnect expenses, savings on marketing, sales and billing expenses.
- Reduction of income tax expenses through better utilization of consolidated tax shields.
- Stronger balance sheet and consolidated cash flow providing for better borrowing capabilities.
- Lower operational risk and risk of default leading to decrease in the cost of capital for the combined company.
- Higher capitalization making the company more appealing to investors.
- Knowledge integration
- Employment of best operational and financial expertise across the combined company.

REGIONAL BRANCHES SNAPSHOT

All branches are dominant fixed voice providers in their respective regions

The merger added almost 1,652 thousand access lines...

Network capacity by branch (excl. PTN), end-2002, thousand lines


0 50 100 150 200 250 300 350 400
Arkhangelsk 341 364
Cherepovets 105 109
Kaliningrad 163 171
Karelia 192 203
Murmansk 272 280
Novgorod 160 173
Pskov 136 148
Vologda 186 204
Lines installed
Lines in service

At the end of 2002 North-West Telecom had nine branches operating in 10 regional markets of the North-Western supra-region, eight branches formed on the basis of the merged local carriers. Like the Company's original telecom business, now operating under the name of Petersburg Telephone Network branch (PTN), all the operators merged with North-West Telecom hold dominant or near-monopoly positions in traditional markets (voice telephony and telegraph) within their respective franchises. In addition to these basic services all our branches offer customers value-added services such as Internet and data, making North-West Telecom a full-service wireline operator.

...and improved our network digitalization

The merger with regional operators helped us nearly double our installed capacity and customer base. North-West Telecom ended 2002 with 3,612,301 access lines and 3,399,101 lines in service of which 1,651,546 and 1,553,818 lines respectively fell to the share of our new regional branches.

Digitalization and telephone density by branch, end-2002


0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
Arkhangelsk 21.9 47.6%
Cherepovets 25.9 65.5%
Kaliningrad 13.6 30.4%
Karelia 27.5 33.3%
Murmansk 31.1 51.0%
Novgorod 22.4 25.1%
Pskov 21.0 49.9%
Vologda 20.3 44.5%
Petersburg 42.2 33.2%
0 10 20 30 40 50 60 70 80 90 100
Level of digitalization %
Telephone density (per 100 residents)

After a significant increase in employees, productivity ratios are still above the industry average

Personnel and productivity ratios by branch, end-2002


0 50 100 150 200 250 300 350 400 450 500 550 600
Arkhangelsk 79.0 4.371 238.0
Cherepovets 994 105.7 341.6
Kaliningrad 67.5 2.511 270.2
Karelia 66.4 2.886 206.6
Murmansk 80.1 3.397 337.1
Novgorod 71.5 2.283 209.5
Pskov 59.9 2.274 186.3
Vologda 69.7 2.669 69.7
Petersburg 212.8 8.670 563.8
0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000
Number of employees
Lines per employee
Sales per employee, RUR thou

As a result of the consolidation of regional networks, we have improved our overall digitalization rate to 37% and retreated from our original telephone density level to 30.6 telephones per 100 inhabitants.

More than half of our revenue in 2002 came from the new branches

North-West Telecom had approximately 109 lines per employee at the year-end, down from our pre-merger labor productivity level but still higher than in other ILECs. Rather uneven sales per employee levels of our regional branches translated into the Company's aggregate rate of RUR 336 thousand, the second best result for traditional operators behind Uralsvyazinform.

In 2002 North-West Telecom's revenues totaled RUR 10 billion, with over RUR 5 billion coming from our new regional branches. Murmanelectrosvyaz, Artelecom and Electrosvyaz of the Kaliningrad region particularly drove the revenue growth.

Good bottom lines and sound operating margins

Sales and net profit breakdown, 2002


Sales
Net profit
Petersburg 49%
Kaliningrad 7%
Novgorod 5%
Pskov4%
Arkhangelsk10%
Vologda 5%
Karelia 6%
Murmansk 11%
Cherepovets 3%
Petersburg 66%
Kaliningrad 8%
Novgorod 4%
Pskov 5%
Arkhangelsk 6%
Cherepovets 4%
Vologda 2%
Karelia 3%

Key financial figures, RUR thousand [1]

	Sales		Net profit	
	2001	2002	2001	2002
Arkhangelsk	793,348	1,040,379	58,771	74,097
Cherepovets	270,391	339,593	49,035	55,690
Kaliningrad	572,135	680,104	98,404	106,632
Karelia	471,136	596,313	24,496	33,883
Murmansk	901,118	1,145,182	4,902	-95,662
Novgorod	351,328	467,917	44,687	55,346
Pskov	332,697	423,581	24,213	65,885
St. Petersburg	3,951,387	4,888,009	364,112	859,720
Vologda	415,191	510,765	35,661	57,703
General Directorate	-	-	-	-886,029[2]
North-West Telecom total	8,058,731	10,091,841	704,281	327,264

[1] For comparability reasons, North-West Telecom's income statements for the reporting period and the previous period have been restated as if the companies had always been merged.

[2] Expenses of the General Directorate, established in April 2002 to manage and coordinate operations across the newly combined company.

Net profit and operating margin, %


Cherepovets 31%
St. Petersburg 31%
Kaliningrad 28%
Novgorod 27%
Pskov 23%
Arkhangelsk 22%
Karelia 21%
Vologda 17%
Murmansk 16%
0% 5% 10% 15% 20% 25% 30% 35%
Operating profit margin
16%
18%
16%
12%
16%
7%
11%
6%
-8%
-10% -5% 0% 5% 10% 15% 20% 25%
Net profit margin

BUSINESS OVERVIEW

COMPANY'S STRATEGY

Creating value through growth and market leadership

We are convinced that our merger with other wireline carriers in North-West Russia, our enlarged customer base and presence in one of the most attractive economies in the country will give us a fresh start to seize opportunities in the expanding market for communications services. The ultimate purpose behind all our strategic initiatives is to be an advanced technology company creating value for customers and shareholders at the forefront of the restructured telecommunications industry.

While a vital part of our marketing strategy is to retain and extend our dominating position as the incumbent provider of telephone services to the public, our far-reaching ambition is to expand into the corporate client segment and to other profitable telecoms markets by offering innovative and high-performance services. To this end we intend to:

- Improve reliability, availability and quality of service across our pan-regional network to satisfy and retain our voice telephony customers
- Enhance and extend services in the most promising segments of the telecoms market such as Internet access, data transmission and VoIP services
- Promote new telecommunication solutions for business clients and other high revenue generating customers and expand carrier-for-carrier service to CLECs, ISPs and other alternative operators
- Employ a flexible and efficient pricing policy for unregulated telecom services

Exploiting merger opportunities and capitalizing on synergy effects

Our financial strategy places paramount emphasis on cost synergies and effective utilization of financial resources to improve returns to shareholders. The key elements of our financial strategy are:

- Realization of economies of scale and other opportunities created by the merger, including cost reduction, higher negotiating and bargaining power, concentration of cash flows, etc.
- Consistent earnings and margin growth through expansion to the new markets and improvement of business effectiveness
- Efficient budgeting, cash flow management and discipline with regard to costs and capital spending
- Asset disposal program implying sales of directly held companies with weak strategic positions or low-returning assets operating in areas outside our core activities

Investing in network quality and new services

Development of the telecommunications business implies continuous investments into network development and introduction of new technologies. Our investment strategy is focused on value-oriented capital programs capable of creating better network quality and new revenue opportunities. Among our investment priorities are:

- Network equipment upgrade and digitalization
- Integration of ATE capacity and telephone lines across and between regions into the unified network in the North-West part of Russia
- Introduction of a per-minute billing for local calls
- Construction and development of multi-service networks to take full advantage of voice, data and Internet integration

PRINCIPAL MARKETS AND CUSTOMER BASE

Russia's fourth-largest incumbent operator and the North-West's dominant fixed-line player

We are the fourth-largest incumbent wireline operator on the national market, servicing nearly 10% of the country's fixed-line telephone users. Following the merger with eight local carriers, now complete, North-West Telecom has extended its network beyond the city of St. Petersburg to virtually the entire territory of North-West Russia. At the end of 2002 we served a franchise populated by 14 million people covering 8 regional markets out of the 10 located within the North-West supra-region.

In our territory of operation we are the dominant wireline provider with roughly 3.4 million lines in use and hold approximately 90% subscriber-based share of the market for fixed-line voice telephony.

Broad portfolio of communications services includes voice, data and Internet services

As a full-service operator for fixed-line customers, North-West Telecom provides the full range of basic telephony services as well as value-added products and services such as Internet, data and integrated digital communications solutions. Traditionally, our principal markets have been local and DLD/ILD telephone services to residential, business and budget clients. Our focus on these key services ensures that we remain the number one provider in the fixed-voice call market despite the increased competition from alternative operators.

We complement basic telephone services by increasing our exposure to the high growth market for Internet and data. Our non-ILEC operations include data transmission, dial-up and high speed Internet access and an array of Internet-based services such as VoIP, co-location, web-hosting, etc. Through our operating branches, subsidiaries and directly held companies we also provide wireless communications: cellular services in NMT and CDMA-450 standards and paging services.

Our traditional and new arms of business all work to consolidate our position on the market

While traditional voice operations underpin North-West Telecom's market position, we continue to improve our profile in new market segments, building on our well-established infrastructure and region-wide presence. At the end of 2002 we held a solid market share of approximately 66% in data transmission and 41% in dial-up Internet access. We continued to expand the scope of value-added services in such segments as dedicated Internet access and packaged communications solutions to small and large businesses.

North-West Telecom's market share by segment, end-2002


North-West Telecom
Other operators
Long distance telephomy
16%
7%
Local telephomy
38%
12%
Data transmission
56%
34%
Leased lines
62%
38%
Dial-up Internet access
41%
59%
Broadband Internet access
25%
75%
0%
20%
40%
60%
80%
100%

Potential for higher revenue due to convergence of residential and commercial tariffs

Our large customer base comprises households, budget-funded clients (government customers) and non-budget funded organizations (corporate customers) of whom over 90% are located in urban areas. Residential users remain our major customer group in terms of active lines and to a far lesser degree in terms of revenue. Households represented over 86% of our total telephone users in 2002, while their share in Company's revenues was only 58%. At the same time more than 34% of revenue came from corporate customers, accounting for 9% of capacity in use.

This situation, a result of cross-subsidization, is typical for Russian incumbent operators, although it has been improving over recent years due to the ongoing tariff reforms. In 2002 increased residential tariffs reduced the gap between corporate and household rates and raised the residential subscriber share in our revenue (by 2% if a comparison is drawn between the first and second half of the year). The anticipated introduction of new value-added services, which can be tailored to residential customers' needs, such as VoIP and xDSL, should provide for further increase of revenue streams from households.

In a strong position to compete successfully in the marketplace

Budget-funded clients represent approximately 5% of our lines in use, and generate almost 8% of our revenues. Although tariffs for budget clients are nearly the same as for corporate customers, revenue from budget subscribers is far lower due to their insignificant consumption of new services and lower long-distance traffic. In order to raise sales to budget-funded clients, we plan to introduce special service packages combining both traditional and value-added solutions.

The center of the telecommunications industry in the North-West is the city of St. Petersburg, which concentrates approximately 70% of region-wide telecom sales. Our PTN branch operating in this highly attractive but competitive market generates almost half of our total revenues, while its share on the St. Petersburg market for all fixed-line, wireless, data and other telecom services stood at 21% in 2002.

Competition amongst telecommunications operators in large metropolitan markets such as St. Petersburg has increased considerably in recent years. Mobile operators occupy the most significant share of the market in revenue terms but do not have an important affect on our business as yet due to a large tariff gap. Our main competitors are St. Petersburg CLECs, which provide high quality digital communications primarily to large corporate clients, and, to a lesser extent, Internet providers, especially those who offer IP-telephony services. In the areas outside St. Petersburg where penetration by alternative operators is far lower, all our operating branches dominate the market both from the standpoints of customers and revenue (the exception being the Kaliningrad region where mobile penetration is also very high).

North-West Telecom's market share by region, % and USD million

Regions of presence	
St. Petersburg	21%
Kaliningrad region	44%
Arkhangelsk region	68%
Murmansk region	84%
Vologda region (1)	81%
Republic of Karelia	79%
Novgorod region	68%
Pskov region	70%
Potential markets (2)	
Republic of Komi	90%
Leningrad Oblast	92%


0
100
200
300
400
500
600
700
800
St. Petersburg
733
156
0
10
20
30
40
50
60
Kaliningrad region
49
22
Arkhangelck region
49
33
Murmanck region
44
37
Vologda region
33
27
Republic of Karelia
24
19
Novgorod region
22
15
Pskov region
19
14
Republic of Komi
39
36
Leningrad oblast
36
33

(1) An aggregate of our two branches operating in the Vologda region - Electrosvyaz of the Vologda region and Cherepovetselectrosvyaz
(2) Following the prospective merger with incumbent wireline operators OJSC Svyaz of the Republic of Komi and OJSC Lensvyaz.

To expand further our presence across the North-West supra-region, we are planning a merger with OJSC Svyaz of the Republic of Komi and OJSC Lensvyaz, both being fixed-line incumbent operators holding 90% and 92% of their respective markets.

BUSINESS OPERATIONS REVIEW

Integrated provider of voice, Internet and data services

Our principal area of focus is the provision of a comprehensive range of basic fixed voice services, including **local telephony, domestic long distance (DLD) and international long distance (ILD) communications** to residential, government and corporate clients across the North-West of Russia. Besides voice telephony our basic suite of ILEC services covers telegraph communications and selected carrier-to-carrier services such as leased lines and interconnection.

In addition to our traditional strong business areas, we have recently been concentrating on entering new and growing markets for data and Internet. We now provide an array of non-regulated value-added services including **dial-up and broadband Internet access, data transmission, IP-telephony and packaged ISDN services.**

At the year-end we had over 3.6 million access lines, making us the fourth largest local carrier in Russia

A further growth of 11% in our diversified customer base

Selected operating figures, local exchange

	At end-2002	Net change(1)
Lines installed, thousand	3,612	4.3%
Lines in service, thousand	3,399	4.3%
Number of telephones switched, thousand	3,345	10.7%
Tele-density, telephones switched per 100 residents	30.6	14.2%
Digitalization, %	37.1	3.8 p.p.
Waiting list, telephones	250,275	(13.7%)

(1) Compared to the total of the merged companies at end-2001

Local Telephony

We operate a local access network covering all cities and towns and most rural territories within our franchise area in Russia's North-West.
North-West Telecom's installed network capacity totaled 3,612,301 telephone lines at the end of 2002, of which 1,651,540 access lines were added following our recent merger with eight local exchange carriers. Our urban networks comprised 3,362,324 lines or 93% of the overall network reflecting the high share of urban population in our franchise, while our rural loops comprised 249,977 lines. As a result of investing in new construction and the replacement of old analog telephone lines in 2002, net growth in access lines exceeded 4% as compared with the total of the merged companies at the end of 2001.

At the end of 2002 we provided local communications services in all cities and towns and in 13,036 rural areas out of a total of 24,710 located in our franchise area. Our local access network had 3,344,710 telephones switched, 2,870,219 of which comprised households and the remainder - the budget and corporate segment. As a result of new telephone installations over 2002, we enlarged our customer base by nearly 11% and reduced the waiting list for connections by nearly 14%. At the year-end we had 250,275 potential telephone users on the waiting list, equal to 7.5% of our current customers.

More corporate users in the customer mix

Customer breakdown by category, end-2002


Residential
86%
Other corporate
9%
Budget funded
5%

Number of telephones switched, thousand, end-2002


0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
2000
2.935
91%
2001
3.022
86,8%
2002
3.345
85,8%
70%
75%
80%
85%
90%
95%
100%
Total
Households as % to total

With our focus on Russia's growing business market, we continue to expand into this lucrative segment. Some of our large business clients include OJSC Lenenergo, Russia's fifth largest power utility, OJSC Lukoil North-West, OJSC MENATEP SPb and OJSC Murmansk Sea Ship Line, amongst others.

Digitalization rate has increased to 37%

An increase in the digitalization level remains our priority, as it is crucial to service quality, operating efficiency and the introduction of new value-added services. As compared to 2001, the level of digitalization of our urban networks increased from 35.9% to 39% and that of rural networks from 7.8% to 8.5%. Overall network digitalization stood at 37.1% at the end of 2002.

Per-minute billing to be implemented on a region-wide basis

We currently provide basic local services to clients for a fixed monthly charge, the amount of which is regulated by the Ministry for Anti-Monopoly Policy (MAP). These monthly tariffs are set at a higher rate for corporate users in order to recover the costs we incur in providing local services to residential customers.

The new draft law "On Communications", if passed in 2003, is to introduce a time-based payment system for local calls, which incumbent operators will be allowed to use along with the current flat rate. In 2002 we conducted market research to estimate average local traffic per subscriber from different customer groups and anticipate that the introduction of per-minute billing should improve our revenue and operating margins.

The portion of our network technically prepared for the introduction of per-minute billing accounted for 87% of total access lines at the end of 2002, comprising 3,080 thousand lines in urban areas and 78 thousand lines in rural locations. We have already implemented time-based billing of local calls in selected areas in the Republic of Karelia and the Leningrad Oblast, and two of our operating branches - Murmanelectrosvyaz and Petersburg Telephone Network - have tested per-minute billing in selected segments of their networks, in Murmansk and St. Petersburg.

Long-Distance Communications

The largest provider of domestic and international long-distance services in the North-West

We offer DLD and ILD services under an agreement with Rostelecom, the national long-distance operator, providing wholesale services to other telecom carriers. In intra-regional communications we mostly rely on our own trunk networks, renting additional channels from Rostelecom. In 2002 the Company-to-Rostelecom ratio for intra-region networks was approximately 5:1. We channel inter-regional DLD traffic within the North-West supra-region, as well as all domestic and international traffic outside the region, through Rostelecom.

Our fiber optic long-distance networks' reach has been extended to almost 1.2 million route km

Our customers may choose between a direct automatic long distance service and operator-assisted calls. In 2002 we provided automatic long distance calls in 23 cities and towns and 120 regional centers, covering practically all the major population centers within our territory of operation. At the end of 2002 we had over 53 thousand long-distance telephone lines, up 5.6% compared to 2001, of which almost 42 thousand lines were in use, up 7.4% compared to 2001.

At the end of 2002 we owned and operated a 1.9 thousand route km backbone and intra-regional long-distance networks, spanning 2,050 thousand route km including 1,173 thousand route km of fiber optic cables. In developing and constructing our long-distance capacity we primarily deploy Synchronous Digital Hierarchy (SDH) technology and had 1,103 thousand route km of SDH channels at the end of 2002 designed to carry high concentrations of traffic. The total length of our digital telephone channels reached 1,359 thousand route km, with a new 134 thousand route km segment completed and placed in operation in 2002. The digitalization level for our long-distance networks reached approximately 83% by the year-end.

Long-distance traffic continues to grow both domestically and internationally

Unlike local calls, our long-distance tariffs are time-based, thus long-distance revenue depends heavily on traffic volumes. In 2002 domestic long distance traffic increased almost 16% y-o-y to 984,098 thousand minutes while international traffic grew 13% to 182,652 thousand minutes. Our new regional branches accounted for nearly 54% and 45% of total DLD and ILD minutes respectively, with the PTN branch accounting for the remainder. Due to the close proximity to Baltic and Nordic countries and growth in cross-border business and commercial ties, North-West Telecom has one of the highest ILD to total long distance rate among other supra-regional incumbent operators (almost 16% in 2002). Total DLD traffic per line was 325.0 minutes in 2002, up 18% compared to 2001, and total ILD traffic per line was 44.5 minutes per line, up 21% compared to 2001.

Telegraph

Telegraph services still in demand in locations lacking alternatives

Telegraph services are in decreasing demand by customers due to the strong competition from alternative technologies such as telematic services and wireless data transmission. The number of telegrams sent through our operating branches decreased by 8.7% to 3,080 thousand during 2002. However, in certain areas, especially in remote rural districts, telegraph services remain the dominant means of communications and continue to experience stable demand.

Notwithstanding our refocus on modern data transmission and Internet-based services, we still remain committed to providing telegraphic and related services in rural communities and other locations where alternative communications are not available. At the end of 2002, North-West Telecom had 1.5 thousand telegraph stations and 6,486 telegraph channels, of which 1,087 were long-haul networks.

Selected network figures, long-distance

	At end-200	Net change, %
Long-distance interregional, thousand route km	1.9	(40.0)
Total intra-regional backbone channels, thousand route km, incl.	2,049.8	0.3
Digital intra-regional channels, thousand route km, incl.	1,358.8	11.0
Fiber-optic cables, thousand route km	1,173.2	11.4
Installed network capacity, channels	53,306	5.6
Network capacity in use, channels	41,995	7.4

Long-distance traffic in 2000-2002, thoursand minutes

Domestic


2002
454,509
984,038
2001
413,691
849,241
2000
348,312
704,686
0
200.000
400.000
600.000
800.000
1.000.000
Petersburg Telephone Network
Total of merged companies

International


2002
100,660
182,652
2001
86,265
161,651
2000
69,584
138,857
0
50.000
100.000
150.000
200.000
Petersburg Telephone Network
Total of merged companies

Carrier-to-carrier

Services to other telecom carriers help us to increase network effectiveness

North-West Telecom provides certain wholesale services, primarily capacity leasing and interconnection, to other telecommunications carriers. We lease excess capacity (telephone lines, interconnect circuits, cable ducts, etc.) to CLECs, Internet providers and mobile businesses that have difficulty in building or expanding their own infrastructure. These carrier-to-carrier services allow us to leverage investments in our network through its effective utilization and create a sizable revenue stream. Revenues under leasing and interconnect agreements represent some 7-8% of our total sales.

ADDITIONAL SERVICE DEVELOPMENT

Creating new sources of revenues

In addition to traditional telephony we provide our clients with a broad range of Internet, data and other services, allowing us to build new revenue streams. New value-added services contributed 2.5% of our telecommunications revenues in 2002 and we expect this portion to increase significantly following the growing scope of our non-voice offerings and strong expansion in the Internet and data service market.

Internet Access

An active player in the dial-up and broadband Internet market

North-West Telecom has a strong business presence in the ISP field, serving around 41% of the region's market for dial-up and 25% for broadband Internet. Our competitive strengths in this high growth business rest on North-West Telecom's established position as the dominant fixed-line service provider and on the unmatched last mile network, giving us direct access to the majority of potential users in the region. These capabilities allow us to provide Internet services in every location within our franchise, while competitors have to concentrate *on densely populated areas in order to recoup capital investment in* network building.

Internet traffic and member of users


2002
81,872
143,995
2001
39,684
79,259
0
30.000
60.000
90.000
120.000
150.000
Internet users PTN
Internet users, total of the merged companies

Excellent growth in subscriber numbers and *even surpassing increase* in traffic

All our operating branches are active both in dial-up and dedicated Internet access and cover the broad audience of the residential and *business communities. The total number of North-West Telecom's* subscribers increased by 82% y-o-y to 143,995 at the end of 2002 while total traffic more than doubled, reflecting a notable growth in Internet usage.

Building a choice of Internet solutions for every need

North-West Telecom offers the full spectrum of Internet access services from basic dial-up to custom-tailored broadband solutions delivering Internet connection to homes and the workplace. We are widely acknowledged as the leading provider of dial-up access to North-West residential markets and small businesses, which represent the major part of our Internet users. We offer the most convenient and easy-to-use Internet access, letting dial-up consumers connect to the Internet without paying an advance fee and have Internet and phone services on one bill. Together with a variety of dial-up options and attractive *prices, this gives us a distinct advantage over competing providers.*


2002
31,012
71,955
2001
10,513
35,154
0
20.000
40.000
60.000
80.000
Internet traffic PTN,Gb
Internet traffic, total of the merged companies,Gb

Our dial-up customers can choose from several time-based plans ranging from RUR 0.25 to 0.5 per minute and also can get Internet access via a prepaid calling card. For corporate users we offer an *additional option, which is a combination of per-hour Internet connection* and a monthly flat fee.

In order to meet effectively the needs of our major customer group, in 2002 we increased transmission capacity of existing modem pools *and added new POPs, expanding our Internet services coverage. In* the near future we plan to improve Internet services for residential users with the introduction of Home Phoneline Networking Alliance technology (HomePNA), providing simultaneous data and voice transmission via telephone lines. This will create new opportunities for users of dial-up access.

In response to increased demand for high-speed Internet, we are gradually turning our focus toward broadband solutions. We currently provide Internet connection over IP Protocol at 19.2, 38.4, 64, 128 and 256 to 768 kbps. These packages cost from RUR 1.6 thousand to RUR 6.9 thousand a month, depending on the required carrying capacity and include a number of free additional services such as 10 email accounts, 5 MB of hosting space for a web site, etc. We also offer a *choice of unlimited access plans. Through ATM/Frame Relay*

networks from 64 kbps at RUR 8.5 thousand to 512 kbps at RUR 34.3 thousand per month.

Our broadband subscribers are mostly corporate clients thus far, representing less than 1% of our active internet users. Our challenge is to reinforce North-West Telecom's position on the high-speed Internet market and make broadband available to small businesses and households through the introduction of new Internet products combining high quality with attractive prices.

Data Transmission

A broad array of data products from X.25 to SDH data transmission

North-West Telecom provides SDH private line services and a range of data transmission solutions using X.25 Protocol, Frame Relay and ISDN technologies to a customer base comprised primarily of large corporate clients including the Central Bank of the Russian Federation and the Society for Worldwide Interbank Financial Telecommunications (SWIFT).

Moving forward through continued innovation and development

We have the largest optic fiber network in the region with SDH transmission, which supports a LAN-to-LAN connection and access to our Internet service platform. The high capacity of the network allows us to provide SDH-based leased-line services at transmission speeds of 2 Mbps to businesses and other operators.

In our data transmission business we also offer Frame Relay solutions, which deploy permanent virtual circuits connecting the business sites of our clients in St. Petersburg, Murmansk, Novgorod and Karelia. We believe this segment of data transmission is a significant market opportunity - over 2002, the number of Frame Relay end-user terminals almost tripled to total 106 at the end of the year.

Our portfolio of data solutions includes integrated services for both voice and data transport based on ISDN technology, which allows automated office telephone exchanges to access our networks. It also lets us digitally switch other carriers and ISPs to the PSTN network. Over 1,258 clients used North-West Telecom's ISDN services by the end of 2002.

At the end of 2002 we also provided X.25 standard packet switching to 146 large enterprises and organizations, most of which are banks using this service for switching ATMs and POS terminals.

The integration of regional networks into the unified pan-regional network covering almost the entire North-West of Russia has created new opportunities for our customers and made us the leading data provider with approximately 66% of the regional market. Our strategy is to consolidate further our strengths in data business through the continued deployment of new technologies, which will increase the speed and efficiency of North-West Telecom's network and facilitate the provision of high quality data services to a broader range of clients.

Our first practical step in making completely new technology available to the public sector is the creation of a Telemedicine experimental platform, which lets medical professionals at remote locations examine patients and participate in surgical operations using videoconferences. After testing this ATM/FR and IP-based solution, the Telemedicine service will be launched initially at several St. Petersburg hospitals.

In 2002 we started to introduce IP telephony as a stand-alone service and as part of service packages for corporate clients. At the end of 2002, four of our branches in St. Petersburg, the Republic of Karelia, Cherepovets and the Pskov region provided clients with VoIP solutions. In the coming year we plan to launch IP telephony service in the rest of the region and hope to gain a substantial share in this market.

Other Services

ISKRA-2 Business Network providing the highest level of security

North-West Telecom continues to be the exclusive provider of ISKRA-2 service in the North-West of Russia. ISKRA-2 is a nationwide telephone network, which in the Soviet era was specially designed for government establishments, intelligence services, etc. Nowadays, the high level of security and reliability of this network remain crucial advantages that make it popular with businesses and organizations concerned with the security of information. During 2002, the number of our ISKRA-2 users increased by almost 15%. By the end of the year, North-West Telecom had 290 clients, of which 240 were located in St. Petersburg.

Altai trunking communications to government and emergency services

Altai is the trademark for the UHF trunking communications we provide mainly to government agencies and emergency services. Although the number of Altai users decreased by 4.5% during 2002 due to competition from cellular networks, the trunking service continues to enjoy stable demand from certain groups of customers. At the end of 2002, a total of 2,067 subscribers used our Altai radiotelephone system, of which 1,182 were located in St. Petersburg.

Pay phones offering traditional and multimedia services

As of the end of 2002 we operated the largest pay phone network in the region, comprising 8,161 local and long-distance terminals in service, of which 3,438 were universal (multifunction) terminals, offering both local and DLD/ILD calls via phone cards. In addition to traditional pay phones, in 2002 we introduced new multimedia terminals which provide Internet access and support e-mail and SMS text messages.

NMT 450 and IMT-MC 450 cellular services

Cellular services are provided by Artelecom, our operating branch in the Arkhangelsk region, and through our directly held companies: Delta Telecom in St. Petersburg and the Leningrad Oblast, Vologda Cellular Communications in the Vologda region, Kaliningrad Mobile Networks in the Kaliningrad region and Tele-Nord in the Murmansk region.

Company / Branch	Network standard	Number of subscribers, end-2002
Artelecom	NMT 450	6,100
Delta Telecom	NMT 450 / IMT-MC 450	89,000 / 3,000
Vologda Cellular Communications	NMT 450	700
Kaliningrad Mobile Networks	NMT 450	1,500
Tele-Nord	NMT 450	3,000

Paging, broadcasting and information services

North-West Telecom also delivers a range of other services, including paging, radio and TV broadcasting and information services. In selected regions we hold strong positions on respective markets, for example, our PTN branch is the leading provider of telephone information services in St. Petersburg.

Prospects for development

Building foundations for new and emerging services

We place increased emphasis on new technologies and network developments that anticipate the needs of our existing and future customers of every size or profile. The basic strategy and challenge in this direction is the step-by-step transformation of our network infrastructure into a multi-service broadband network with the opportunity to provide a rich array of voice and data integrated services including multimedia transmission, web and FTP hosting, new applications such as audio- and video-on-demand, VPN services, etc.

While most of these services hold great promise for the future, our near term plans include the introduction of xDSL technology and the development of VoIP services on a larger scale, which, we believe, will allow us to maintain a competitive edge in the IP and data market, delivering efficient and cost-effective solutions to our subscribers. Another forward-looking development that we plan to make available to the North-West market soon is the creation of intelligent networks providing access to such features as collect call, calling card telephony, tele-voting, etc.

INVESTMENTS IN NETWORK AND SERVICES

Wireline platform development

New telephone installations, digitalization and continuing construction of the trunk intra-region network remain the principal investment areas for North-West Telecom.

By the end of 2002, a net increase in our local network capacity comprised 149 thousand access lines, including 144 thousand in urban areas and 5 thousand in rural locations, while the overall digitalization level grew from 33.3% to 37.1% as a result of new line construction and re-construction.

Substantial investments were made to develop and expand our intra-region network. In 2002 we added a total of 115 kilometers of long-distance cable lines, of which 93 km represented new construction and the remainder was laid under the ongoing network modernization program. Major investments in the long-distance infrastructure also encompassed the construction of radio relay network segments totaling 163 km, of which 121 km were newly constructed lines. In aggregate, North-West Telecom's branches commissioned 950 new intra-regional channels during 2002.

Net increase in network capacity, 2002

	Urban network	Rural network	Total
Net increase, in member of access lines, incl.	144,138	5,248	149,386
New construction	18,762	3,178	21,940
Capacity increase in exsisting networks	74,798	100	74,898
Reconstruction	12,510		12,510
Tecnical re-equipment	38,068	1,970	40,038

	Total
Intra-region long-distance	
Net increase in cable lines, km, incl	115
New construction	93
Net increase in radio relay lines, km, incl.	163
New construction	121
Net increase, number of channels	950

Increasing focus on new services

In 2002 our investments in IP and data infrastructure increased almost 60% as compared with the previous year, however, we are only in the initial stages of our investment program for developing new and value-added services. Over the past year investments in new services were allocated mostly for the development and expansion of our data transmission network, VoIP equipment purchase and installation of multifunction pay phones.

Capital expenditures structure (portion of rubles)


Modernization
37%
Technical reequipment
31%
New construction
10%
Reconstraction
22%

Sustained investment in core businesses

Total capital expenditures amounted to RUR 1,743 million, 5% over the investment plan for 2002 and up 19% compared to the preceding year. The bulk of the investment went on the development of our core network business, primarily local telephony (70% of total investments) and long-distance communications (6%).

The bulk of capital expenditures, approximately 75% of total investments in 2002, was financed from our own funds including the depreciation fund (48% of total investments) and net income (27%). Bank credit facilities (2%), leasing (14%), vendor financing (7%) and public debt (2%) accounted for remaining capital expenditures. In 2003 we plan to obtain additional financing for our investment program through the placement of a RUR 1,500 million bond issue.

Investment breakdown by segment and by source, RUR million


Investments by segment
70%
1,223
6%
106
24%
414
Investments by sources
75%
1,308
25%
434
0
200
400
600
800
1.000
1.200
1.400
1.600
Local telephony
Long-distance telephony
Other
Own funds
Debt resources

HUMAN RESOURCES

Number of employees more than tripled as a result of the merger

At the end of 2002, North-West Telecom had a total of 30,550 employees with almost 22,000 employees joining the Company through the merger. The St. Petersburg PTN branch had 8,645 employees, representing our pre-merger staff, while the eight new regional branches accounted for over 70% of the total workforce. A newly established managing body of the combined company - the General Directorate (ex-Central Department) - employed 101 individuals by the year-end.

As part of Company's reorganization, we took the first steps in 2002 to transform and optimize our organizational structure, resulting in a total workforce reduction of 819 employees, primarily due to the elimination of duplicate positions and a decrease in the administrative and executive staff. As a result of the restructuring measures, our branches reported between 1% and 8.5% cutbacks in personnel, largely achieved through the use of retirement or re-employment schemes. At the Company level the average annual number of employees decreased by 3.1% as compared to the total workforce of the merged companies in the previous year.

Employees' basic salaries and wages rose by more than 29% over 2002

At North-West Telecom we have always been committed to keeping salaries and wages at market levels. The average monthly wage at the Company increased 29.2% during 2002 to RUR 5,997, whereas consumer prices in the North-West Federal District grew 14.6%.

In addition to flat monthly salaries and wages, we use a bonus system to remunerate our personnel. Our remuneration policy implies additional pay based on an employee's individual performance and bonuses based on the Company's earnings. In 2002 these incentive payments and bonuses totaled RUR 398 million or about 18% of the total wages and salaries.

In the 2002 financial year, the remuneration system structure differed across the regional branches of the combined company as we commenced the process of integrating our business. It is planned to institute a uniform pay system, expected to be more reward-based, in 2003.

A total of RUR 922 million was paid during the year under our social security programs

At North-West Telecom, the entire staff is covered by collective agreements providing a range of social benefits and guarantees, which at present is different in each branch. Pursuant to the Merger Agreement, employees of the merged companies will retain their previous salaries and social benefits until the end of 2003. Starting from 2004, labor relations within the Company will be regulated by a new uniform collective agreement to be negotiated during 2003.

With allowance for certain regional differences, a standard social package for a North-West Telecom employee includes a health insurance policy, free corporate medical center services and rest complex facilities, vacations and sick pay, various compensations, such as child welfare, long service increments, etc. All our employees are also entitled to supplemental pension benefits funded through the Telecom Soyuz private pension fund.

Human resources development is crucial for retaining and increasing Company's competitiveness

We firmly believe that a qualified and experienced workforce is vital to the Company's success and place great emphasis on the professional development of our personnel. During 2002 some 6,230 members of the North-West Telecom team, including 1,387 managers and 2,679 specialists, took part in retraining and professional development programs at our own training .

Breakdown of workforce, end-2002


Pskov
7.6%
Vologda
8.7%
Petersburg
28.3%
Novgorod
7.3%
Murmansk
11%
General
Directorate
0.3%
Karelia
9.8%
Cherepovets
3.3%
Kaliningrad
8.3%
Arkhangelsk
15.4%

Average annual number of employees (1)


2002
8,670
30,070
2001
8,986
31,016
2000
9,472
32,066
0
5.000
10.000
15.000
20.000
25.000
30.000
35.000
Total of the merged companies
North-West Telecom
PTN branch

(1) Full-time individuals

centers or the country's leading universities, and 74 of our employees were sent on international training courses abroad. The total amount invested in human resources development was approximately RUR 47 million.

Changes in the marketplace as well as our strategic ambition to become a top-performer in the national telecoms industry require us to be a team of experts. Lately we have concentrated particularly on the internal assessment of our employees' qualifications. Over 2002, 561 specialists passed internal certification at North-West Telecom.

In 2002 we continued to fund the Employee Higher Education program, providing the opportunity for all our employees to complete degrees at selected universities or colleges. By the end of 2002, 6,540 North-West Telecom employees held higher education diplomas, an increase to more than 21% of the total staff.

We have also continued with our corporate Professional Reserve program, which involves selecting and training mid-level managers and specialists for executive or top-management positions. This program is one of the training and career growth opportunities at North-West Telecom that help and encourage our staff to develop professionally.

The multi-company merger in 2002 has reinforced competencies and the potential of the North-West Telecom team by bringing together highly qualified and energetic professionals capable of achieving results in a competitive and innovative environment. We believe that with our focus on bundling and developing these competencies, we are well on our way to higher competitiveness and performance.

CORPORATE GOVERNANCE

Building more efficient and integrated corporate governance framework

North-West Telecom's corporate governance is the responsibility of the Board of Directors, the Company's General Director and the Managing Board.

The Board of Directors, apart from the statutory duties specified in the Company's Charter, is responsible for establishing the strategic direction and overseeing the conduct of the Company's business in compliance with the principles of good corporate governance. Since mid-2002 the Board of Directors has been assisted and advised by four Board Committees - the Reporting and Compensations Committee, the Corporate Finance and Investment Committee, the Budget Committee and the Corporate Governance Committee.

The General Director bears responsibilities for managing the Company's operations and implementing business objectives in accordance with relevant rules and regulations, the Company's Charter and instructions issued by the Shareholders' Meeting and the Board of Directors. The Managing Board assists the General Director in managing the Company.

North-West Telecom's administration is overseen by the Company's Auditing Commission, exercising the internal control function.

BOARD OF DIRECTORS

Non-executive Board strengthened by three independent directors

Pursuant to the Company's Charter, our Board of Directors is comprised of nine members - the Chairman, the Deputy Chairman and seven ordinary members - elected by the Shareholders' Meeting through cumulative voting. All directors are elected for a one-year term and may be removed as a group at any time by a majority vote of the shareholders. There is no restriction on the re-election of directors. Our current Board of Directors is composed entirely of non-executive members including three non-executive independent directors representing minority shareholders. Valery Yashin, General Director and Head of the Managing Board of OJSC Svyazinvest, chairs the Board; Dmitry Levkovsky, an independent director, a Vice President of NCH Advisors, Inc., acts as his Deputy. Information on changes to and the present composition of the Board of Directors and details of biographies of Board members are contained below in this section.

Board of Directors to increase in size from 9 to 11 members

Following the merger with other local carriers, which has brought about an increase in the number of North-West Telecom's shareholders, the membership number of the Company's Board of Directors is to increase to 11 members. This should provide minority shareholders and groups of small shareholders with a better chance of being represented on the Board. The new enlarged Board of Directors is to be elected at the Extraordinary General Meeting of Shareholders on February 14, 2003.

The Board of Directors' responsibilities are regulated by Russian corporate law, our Charter and the Provisions on North-West Telecom's Board of Directors, approved by the Annual General Meeting of Shareholders on June 25, 2002. The Provisions on the Board have set the Board of Directors' principle task as ensuring the maximization of the Company's shareholder value. The new Provisions also emphasize that the Board's responsibility is to safeguard shareholders' rights and interests and oversee quality and adequacy of financial and other information disclosed by the Company.

Our Board of Directors takes decisions on major administration and business issues as set out in the Company's Charter, including the approval of business priorities and strategic directions; determination of the Company's dividend policy; approval of the annual budget, operating and business plans; use of funds; increase of the charter capital and issuance of shares following shareholders' approval of an additional share issue; approval of certain major transactions and interested party transactions, etc.

The Board of Directors generally convenes at least once a month with additional meetings held when and as necessary. Meetings of the Board of Directors require the presence of a majority of its members. During 2002 the Board met 23 times; eight meetings were held in the form of joint presence.

Intensive year of work for North-West Telecom's Board

Attendance of directors at Board meetings (1)

Date (*)	Jan		Feb		Mar	Apr		May		Jun			Jul		Aug		Sep	Oct	Nov	December			
	18,	25,	15,	19,	26,	18,	26,	13,	30,	14,	24,	25,	18,	29,	13,	30,	25,	25,	20,	5,	10,	18,	27,
	(a)	(a)	(a)	(a)	(a)	(a)	(p)	(p)	(a)	(a)	(a)	(p)	(p)	(a)	(a)	(p)	(p)	(p)	(a)	(a)	(a)	(p)	(a)
Number of members attended the meeting (2)	7	6	9	9	8	9	8	9	8	8	8	9	9	8	5	9	8	8	9	9	9	6	9
Number of independent directors attended the meeting (3)	1	-	2	2	1	2	1	2	1	1	1	3	3	3	2	3	3	2	3	3	3	2	3

(1) On 25 June 2002 the Annual General Meeting of Shareholders elected a new Board of Directors: of nine members, six were re-elected from the previous Board.
(2) Form of the meeting: (a) - in absentia, (p) - joint personal presence.
(3) Prior to 25 June 2002, North-West Telecom had two independent directors on the Board.

Four Board committees has been created to facilitate decision-making

Four committees were established in July 2002 to assist the Board of Directors in discharging its duties: the Reporting and Compensations Committee, the Corporate Finance and Investment Committee, the Budget Committee and the Corporate Governance Committee. The Committees' Provisions (Board Committee Regulations), approved by the Board of Directors, set forth specific objectives and duties for each Committee and regulate their appointment, membership, meeting's and other procedure-related issues.

The Reporting and Compensations Committee (RCC) oversees the completeness and accuracy of the Company's financial accounts as well as the objectivity and scope of internal and external audits as performed by the Independent auditor and the Company's Auditing Commission. The RCC is also responsible for making recommendations on the incentive system and the size of remuneration to members of the Board of Directors, the Managing Board, the General Director and the Company's senior executives.

he Corporate Finance and Investment Committee (CFIC) reviews issues relating to finance, investment and capital assets and makes recommendations to the Board of Directors on financial, procurement and risk management policies, major investments in projects or businesses and their funding.

The Budget Committee (BC) reviews financial planning, budgets and budget execution and assists the Board of Directors in the development of budgeting systems and the organization of *financial controlling*.

The Corporate Governance Committee (CGC) reviews and makes recommendations to the Board on the development and implementation of principles of sound corporate governance within the Company, investor relations and communications with shareholders.

Board Committees as of the end of 2002

Committee	Members	Position
Reporting and Compensations Committee	Ivan I. Rodionov, Chairman	Managing Director, AIG Brunswick
	Oleg A. Lebedinets	Head of Research, Brunswick Investment Research Ltd
	Bendzhamin S. D. Wilkening	Managing Director, AIG Brunswick
Corporate Finance and Investment Committee	Sergey S. Soldatenkov, Chairman	Ex-General Director of North-Western Telecom
	Yury A. Bilibin	Assistant to the General Director, Svyazinvest
	Dmitry V. Levkovsky	Vice President, NCH Advisors, Inc.
Budget Committee	Anton I. Osipchuk, Chairman	First Vice President, Svyazinvest
	Alexey V. Shalagin	Deputy General Director - Director for Economy and Finance, North-Western Telecom
	Elena V. Zabuzova	Director of the Department for Economic Planning and Budgeting, Svyazinvest
Corporate Governance Committee	Irina M. Ragozina, Chairman	Director of the Department for Corporate Governance, Svyazinvest.
	Nikolay G. Bredkov	Deputy General Director for Corporate Governance, North-Western Telecom
	Oksana V. Petrova	Deputy Head of Sub-division of Corporate Governance Department, Svyazinvest

At present two of the established Committees include independent directors, and the Reporting and Compensations Committee consists entirely of independent non-executive members. We see the creation of the Board Committees as a step toward improving corporate governance practice at North-West Telecom, and plan to enhance the Committees' composition and effectiveness with regard to ensuring a substantial number of independent members.

GENERAL DIRECTOR AND THE MANAGING BOARD

Managing Board under the stewardship of the new General Director

The General Director of North-West Telecom is appointed for a five-year period or less by the Shareholders' Meeting. The General Director is responsible for the Company's operations, organizational effectiveness and implementation of the shareholders' and Board policies and decisions. The General Director chairs the Managing Board, which assists him in managing the Company's business and administration. Members of the Managing Board are elected by the Board of Directors on the General Director's recommendation and may be removed at any time by a majority of votes of the Board of Directors.

Following the resignation of the Company's ex-General Director Sergey Soldatenkov in July 2002, our current Managing Board includes, in addition to the new General Director Alexander Sysoyev, four Deputy General Directors responsible for strategic development, technical policy, accounting and corporate governance, the Regional Director of the PTN branch and the HR Director. Information on changes to and the present composition of the Managing Board and details of biographies of Board members are contained below in this section.

The Company's Charter regulates the Managing Board's responsibilities and procedures for decision-making. Actions taken by the Managing Board require the affirmative vote of a majority of its members. All members have equal voting rights; the Chairman has the deciding vote in the event of a tie. The Managing Board generally meets twice a month or more frequently in the event that urgent issues arise.

Post-merger management is the main challenge

The Managing Board's tasks include exercising control over the Coordination Council, a new deliberative body established by the Board of Directors to speed up integration of the merged businesses. The main role of the Coordination Council, which comprises executives from all regional branches of the Company, is to prepare matters relating to the Company's strategic development, technical, investment and marketing policies and to coordinate the activities of the branches in compliance with general corporate strategy. The Managing Board also exercises control over the General Directorate, a new executive corporate body concentrating the administrative functions of the formerly separate companies.

AUDITORS AND INTERNAL CONTROL SYSTEM

Ernst & Young is a new independent auditor of the combined company

Under Russian law and the Company's Charter, North-West Telecom must have an independent auditor, who is appointed for a one-year term by the Annual General Meeting of Shareholders. The independent auditor is responsible for preparing a statutory Auditor's report on the Company's annual accounts. Prior to 2002, North-West Telecom's accounts were audited by Arthur Andersen and those of the eight merged companies were audited by different audit firms. In the first half of 2002, Ernst & Young and Arthur Andersen merged their operations in Russia into one consulting group. On June 25, 2002 the Annual General Meeting of Shareholders appointed CJSC Ernst & Young VneshAudit as our new independent auditor. The Auditor's report by Ernst & Young VneshAudit is included in the 'Financial report' section of the Annual report.

The internal Auditing Commission to be enlarged to 7 members

Our Auditing Commission is a five-member body elected for a one-year term by the Annual General Meeting of Shareholders. Following the enlargement of the Company as a result of the merger, the membership number of the Company's Auditing Commission is to increase to seven persons. A new enlarged Auditing Commission is to be elected at the Extraordinary General Meeting of Shareholders on February 14, 2003.

Internal audit has been reinforced by supervising function of the Reporting and Compensations Committee

The Auditing Commission's function is to perform the internal audit of the Company at least once a year to obtain assurances as to whether book-keeping and other financial matters comply with relevant rules and regulation and whether the Company operates in an effective way and in compliance with the law. The Auditing Commission reports on its observations to the Board of Directors and presents a statement on the Company's annual accounts and activities to the Annual General Meeting of Shareholders. In 2002 the Auditing Commission conducted two audits of the Company between April 1 and April 22 and between September 9 and October 4.

Under the Auditing Commission Regulation, the Commission must be re-elected each year. Our current Auditing Commission, elected on June 25, 2002, is comprised of Svyazinvest and North-West Telecom employees with extensive experience in financial or contract departments and competent in accounting and relevant fields. Additionally, the newly established Reporting and Compensations Committee composed entirely of independent non-executive members is responsible for overseeing the audit process, as performed by the Company's Auditing Commission and the independent auditor.

Members of the Auditing Commission as elected at the Annual General Meeting on June 25, 2002

Konstantin V. Belyaev	Chief Accountant, Svyazinvest
Anton V. Lozovskiy	Chief Accountant of Nekrasovskiy telephone exchange of North-West Telecom's PTN branch
Vladimir I. Lokhtin	Director of the PSTN Department, Svyazinvest
Maria L. Pravdina	Head of the Contract & Agreement Department of North-West Telecom's PTN branch
Alexander V. Stenin	Acting Head of the Financial Department of North-West Telecom's PTN branch

REMUNERATIONS AND SHAREHOLDINGS

North-West Telecom does not have any stock options program and our incentive system for directors and senior management is based entirely on performance-related bonuses and compensations. In 2002 the aggregate remunerations and compensations paid to the Board of Directors, Managing Board, Auditing Commission and General Director amounted to RUR 13,073 thousand.

New remuneration package for the Board of Directors

The amount of remunerations and compensations to Board members is initially set by the Board of Directors after considering the recommendations of the Reporting and Compensations Committee and then submitted to shareholders for approval.

Profit-based incentives for the Managing Board

Prior to June 2002, remuneration of Board members comprised quarterly bonuses, defined as a portion of quarterly pre-tax profit according to Russian accounting standards. In the first and second quarters of 2002 this portion accounted for 0.08% of the Company's pre-tax profit. Since June 2002 remunerations of the Board of Directors comprise quarterly bonuses in the amount of 0.0065% of the Company's quarterly revenues to each member of the Board and an annual bonus in the aggregate amount of 0.4% of the Company's annual net profit. The amount of remuneration awarded to each director is subject to his/her individual attendance at Board meetings: 30% is to be deducted from remunerations calculated on the terms described above if a Board member has been absent from the majority of meetings held in the form of joint presence. In the event that a Board member has been absent from the majority of meetings held in the form of joint presence or in written form, no remuneration is awarded. North-West Telecom's directors do not receive any compensation for serving on the Board other than reimbursement of traveling expenses incidental to their attendance at Board meetings. Members sitting on Board Committees do not receive additional fees for their service in this capacity.

Due to a decline in the Company's net profit in 2002, North-West Telecom did not pay annual bonuses to the Board of Directors for the reporting year.

Apart from fixed salaries, members of the Managing Board receive quarterly bonuses and reimbursement of expenses incidental to their service on the Managing Board. The amount of remunerations and compensations and their distribution between members of the Managing Board is defined by the Board of Directors after giving due consideration to the recommendations of the Reporting and Compensations Committee and the Chairman of the Managing Board.

Auditing Commission

The Annual General Meeting of Shareholders approves the structure and amount of remunerations and compensations to the Auditing Commission after considering the recommendations of the Board of Directors. Since 2001 each member of the Auditing Commission receives quarterly fees in the amount of 50% of the average quarterly remuneration to a member of the Board of Directors. All members of the Auditing Commission also receive compensation for expenses incidental to their service on the Commission.

New remuneration policy to increase relevance of the pay and performance

In line with our commitment to implement effective corporate governance practices we plan to revamp our current incentive system to strengthen the link between performance and remuneration. Following meetings and discussions with the International Financial Corporation, acting as our independent consultant, we are now in the process of considering proposals on a new remuneration structure. Among proposals under discussion are recommendations to cancel revenue-based bonuses to the Board of Directors and improve linkage to Company performance by introducing remuneration components based on profit growth dynamics and market capitalization changes.

Shareholdings by Board directors and members of the Managing Board

As of December 31, 2002 all members of the Board of Directors and Managing Board as a group held directly a total of 1,336,131 common shares and a total of 940,651 preferred shares. Information about shares held by each member is set forth in the table below.

Remunerations and compensations in 2002, RUR thousand

	Board of Directors (1)	Managing Board (1)	General Director	Auditing Commission
Remunerations	2,627	2,288	555	360
Compensations	89	198	193	1
Salaries	-	4,413	2,349	-
Total	2,716	6,899	3,097	361

(1) Figures in the 'Board of Directors' and 'Managing Board' columns exclude remunerations and compensations to the General Director, who is a member of both Boards.

Number of shares held by the Board of Directors and the Managing Board, end-2002

	No. of common shares	No. of preferred shares	Percent of the capital stock
Valery N. Yashin	786,700	832,913	0.173%
Grigory B. Chernyak	306,190	69,400	0.040%
Alexander A. Sysoyev	216,721	4,338	0.024%
Nikolay G. Bredkov	26,400	10,800	0.004%
Sergey V. Soldatenkov	120	23,200	0.002%

IMPROVING CORPORATE GOVERNANCE PRACTICES

Practical steps to enhance the corporate governance standards

Corporate governance at North-West Telecom is a continuously evolving process, although its focal point remains unchanged - our commitment to the principle of open communications and encouragement of initiatives aimed at better governance practice is as strong as ever. In 2002 we put in place a number of measures, which, we believe, have considerably improved our internal procedures and shareholders' control over major decisions and policies within the Company. In addition to the developments described above in this section, we plan to draft and submit to the forthcoming Shareholders' Meeting on February 14, 2002 new Provisions on Shareholders' Meetings, on the Board of Directors and on the Managing Board, which will clearly define the procedures and responsibilities of the Company's managing bodies as regards improving corporate governance.

Major transactions to be under strict regulation

Under Russian corporate law, transactions involving the acquisition or disposal of assets amounting to between over 25% and up to 50% of the Company's book value are to be approved by the Board of Directors by unanimous vote. Transactions exceeding 50% of the Company's book value are to be approved by a three quarters' vote of the Shareholders' Meeting.

Improving disclosure levels and transparency

In line with our principle of building better corporate governance, we plan to tighten regulation of major transactions at North-West Telecom. We have elaborated Provisions on Major and Interested Party Transactions, where we set the minimum requirement for a transaction to be approved by the Board of Directors at 1% of the Company's book value. This document is to be approved by the Board of Directors in February 2003 and should ensure efficient monitoring and control of significant and related-party transactions by the Board and shareholders.

Disclosure policy also continues to be an important sphere of improvement. Our updated corporate web site at www.nwtelecom.ru enables shareholders, investors and the public to obtain detailed information on the Company's policies, financial results, annual and quarterly reports, internal bylaws and corporate events. In 2002 the North-West Telecom web site was named amongst the best corporate portals in terms of scope and quality of shareholder information disclosed by national public listed companies by Standard & Poor's.

In addition to financial statements prepared under Russian accounting standards, we plan to publish GAAP/IAS accounts on a regular basis to ease communications with our foreign shareholders and investors. Under our ADR program we submit regular information to the SEC and the most important corporate documents and materials are available in English from our web site. In order to ensure the indefeasible right of our shareholders to have access to important information on the Company, the Provisions on Information Disclosure to Shareholders regulating related procedures were approved by the Managing Board on August 13, 2002.

One of the pioneers in Russia to undergo CGS assessment by S&P's

North-West Telecom has been assigned Standard & Poor's Corporate Governance Scores (CGS) since October 2001. In 2002 S&P's revised its assessment of our corporate governance practices twice - CGS-5 (on a scale from 1 to 10) was assigned to North-West Telecom in May and then upgraded to CGS-5.6 in November. As of the end of the year this was the fourth best CGS in Russia. The Company also received four component scores set forth in the table below.

North-West Telecom Corporate Governance Score

Component	May 13, 2002	November 12, 2002
Ownership structure and influence	5.5	5.5
Financial stakeholder rights and relations	5.0	6.3
Financial transparency and information disclosure	5.7	5.3
Board structure and process	3.8	5.3
Total Score	5.0	5.6

MEMBERS OF THE BOARD OF DIRECTORS

On June 25, 2002, the Annual General Meeting of Shareholders elected a new Board of Directors of North-West Telecom comprising five members representing our major shareholder OJSC Svyazinvest, the former General Director of the Company and three indepen-dent directors. Six directors were re-elected from the previous Board: Valery Yashin, Dmitry Levkovsky, Sergey Soldatenkov, Anton Osipchuk, Irina Ragozina and Yury Bilibin. Yuri Khazarchiev, the former Chairman, Igor Samylin and Michael Arthur Heywood left the Board of Directors and three new members: Vadim Belov, Oleg Lebedinets and Ivan Rodionov joined the Board on June 25, 2002.

NON-EXECUTIVE DIRECTORS

Valery N. Yashin, Chairman of the Board of Directors



Member of the Board of Directors since 1994 and Chairman of the Board since June 2002. From 1999 up to the present, he has been General Director and Head of the Managing Board of OJSC Svyazinvest. Between 1993 and 1999, Valery Yashin held the position of General Director of OJSC Petersburg Telephone Network.

Sergey V. Soldatenkov



Member of the Board of Directors since 1999 and ex-General Director of North-West Telecom. On July 29, 2002 Sergey Soldatenkov resigned from the post of the General Director but retained his seat on the Board and continues to serve the Company in this capacity. Prior to his appointment as the General Director of North-West Telecom in December 1999 Sergey Soldatenkov was First Deputy General Director - Commercial Director of OJSC Petersburg Telephone Network.

Vadim E. Belov



Member of the Executive Board of OJSC Svyazinvest since 2000. From 1999 to the present Vadim Belov has served as Deputy General Director of OJSC Svyazinvest. From 1998 to 1999, he held the position of Managing Director of the Moscow office of SPK Capital Limited. From 1997 to 1998, Vadim Belov was Deputy President of MFK Commercial Bank.

Anton I. Osipchuk

Member of the Board of Directors since 1996. From 1999 to the present, Irina Ragozina has held the position of Director of the Department for Corporate Governance of OJSC Svyazinvest. From 1997 to 1999 she served as the Head of Block Shares Management Services of OJSC Svyazinvest.

Irina M. Ragozina



Member of the Board of Directors since 2000. From 2000 to the present, Yury Bilibin has held the position of Assistant to the General Director of OJSC Svyazinvest. From 1999 to 2000 he served as Deputy Commercial Director of OJSC Petersburg Telephone Network.

Yury A. Bilibin



Member of the Board of Directors since 2000. From 1997 till 2000 he was the Deputy General Director, Chief Financial Officer of OJSC Telecominvest. From 2000 up to November 2002, Anton Osipchuk has held the position of First Deputy General Director of OJSC Svyazinvest.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dmitry V. Levkovsky,
Deputy Chairman of
the Board of Directors



Member of the Board of Directors since 2000. From 1995 up to the present, Dmitry Levkovsky has held the position of a Vice President of NCH (New Century Holdings) Advisors, Inc., a private fund investing in Russia. Dmitry Levkovsky is a member of the Investor Protection Association (IPA), a non-commercial organization established for the purpose of improvement of the corporate governance in Russia.

Oleg A. Lebedinets

From 2000 to the present, Oleg Lebedinets has been Director of the Analytical Department at Brunswick Capital Management Investment Fund. In 2000, he held the position of Deputy Director of the Research Department at Alfa Capital Investment Bank. From 1999 to 2000, was a financial analyst at the investment company Wood & Company.

Ivan I. Rodionov



From 1997 to the present, Ivan Rodionov has served as the Chief Executive Officer of the AIG Brunswick Capital Management and Fund Manager at AIG Brunswick Millennium Fund.

MEMBERS OF MANAGING BOARD

On July 29, 2002, the Board of Directors elected a new Managing Board, consisting of seven members. Four members were re-elected from the previous Board: Igor Samylin, Maya Semchenko, Vladimir Akulich and Grigory Chernyak. Sergey Soldatenkov, the Company's former General Director, Alexander Belyakov, Igor Golikov and Vladimir Rusin left the Managing Board and three new members including the new General Director joined the Managing Board on July 29, 2002: Alexander Sysoyev, Nikolay Bredkov and Vladimir Vorojeikin.

Alexander A. Sysoyev,
Chairman of the Managing Board,
General Director



Alexander Sysoyev has served as our General Director and Chairman of the Managing Board since September 6, 2002. On July 29, 2002 he was appointed the Company's Acting General Director by the decision of the Board of Directors. From 1998 to 2002 he held the position of General Director of OJSC Lensvyaz, the PSTN operator in Leningrad Oblast. From 1995 to 1998 he was General Director of OJSC Saint-Petersburg Telegraph.

Igor N. Samylin,
Commercial Director
and Regional Director
of the PTN branch



Member of the Managing Board since 2000. Igor Samylin has served as our Commercial Director and Regional Director of the PTN branch since June 2000. Prior to this he has held the position of First Deputy General Director and Commercial Director of OJSC Petersburg Telephone Network, and subsequently of OJSC North-West Telecom. *He joined the Company in 1998, initially as Manager of the Vyborg Telephone* Exchange, and was subsequently appointed to the position of Deputy Commercial Director. Between 1997 and 1998 he was Acting General Director of CJSC Neda, a St. Petersburg located paging communications operator.

Nikolay G. Bredkov,
Deputy General Director
for Corporate Governance



Member of the Managing Board since 2002. Nikolay Bredkov has served as our Deputy General Director for Corporate Governance since December 2002. From 2001 to December 2002, he held the position of Director for ReorganizationReorganization at OJSC Petersburg Telephone Network. From 1996 to 2000, he was Deputy Director for Economics and Finance at OJSC Petersburg Telephone Network.

Maya M. Semchenko,
Deputy General Director
and Chief Accountant



Member of the Managing Board since 2000. Maya Semchenko has served as our Deputy General Director and Chief Accountant since December 2002. From 2000 to December 2002, she served as Chief Accountant and Head of the Accounting Department of OJSC North-West Telecom. Between 1995 and 2000, she served as Chief Accountant and Financial Director of CJSC Delta Telecom.

Vladimir A. Akulich,
Deputy General Director
for Strategic Development
and Technical Policy



Member of the Managing Board since 1999. From December 2002 to the present, *Vladimir Akulich has held the position of Deputy General Director responsible for* Strategic Development and Technical Policy. In 2000, he was Deputy Director of OJSC Telecominvest and then joined OJSC North-West Telecom to take up the position of Long-Distance Communications Director. Between 1998 and 2000, he worked as Construction Director at OJSC Petersburg Telephone Network. From 1992 to 1998, he served as General Director of CJSC PeterStar, a St. Petersburg located CLEC.

Vladimir N. Vorojeikin,
HR Director



Member of the Managing Board since December 2002. Vladimir Vorojeikin has held the position of HR Director at OJSC North-West Telecom from 2002. From 1999 to 2002, he was Deputy Head of the St. Petersburg and Leningrad Oblast Regional office of Russian Ministry for Anti-Monopoly Policy and Support of Entrepreneurship. Between 1997 and 1999, he served as the Head of the Federal Agency for Control of Natural Monopolies on Transport.

Grigory B. Chernyak,
Deputy General Director
for General Issues



Member of the Managing Board since 1993 and Deputy General Director since 1994. From 1990 till 1994 Grigory Chernyak held the position of the Deputy Director of Leningrad City Telephone Network (predecessor of OJSC Perrysburg Telephone Network). From 1974 till 1990 he served as a civil engineer at Petrograd Telephone Exchange of Leningrad City Telephone Network.

FINANCIAL REPORT

BASIS OF PRESENTATION

On October 31, 2002 North-West Telecom completed the merger with eight other operators controlled by OJSC Svyazinvest. The merger was structured as a swap of the merged companies' shares to additionally issued shares of North-West Telecom as the surviving company.

In connection with the merger, North-West Telecom's financial statements, prepared in accordance with Russian Accounting Standards (RAS) and presented herewith, include the following accounts of the Company for the period from January 1 through December 31, 2002:

1. Independent Auditors' Report.

2. *Balance sheets comprising 1) audited balance sheet* as of December 31, 2002 specified "At the end of the reporting period together with accounts of the merged entities"; 2) audited balance sheet as of January 1, 2002 specified "At the beginning of the reporting period"; 3) pro forma balance sheet as of January 1, 2002 specified "At the beginning of the reporting period together with accounts of the merged entities" and presenting information as if the entities had been combined from the beginning of 2002.

3. Income statements comprising 1) audited income statement for the year ended December 31, 2002 specified "For the reporting period" and including accounts of the merged entities for the period from October 31, 2002 to December 31, 2002; 2) pro forma income statement for the year ended December 31, 2002 specified "For the reporting period together with accounts of the merged entities" and including accounts of the merged entities for the period from January 1, 2002 to December 31, 2002; 3) pro forma income statement for the year ended December 31, 2001 specified "For the corresponding period of the previous year together with accounts of the merged entities" and presenting information as if the entities had been combined from the beginning of 2001.

Information contained in the pro forma financial statements is disclosed solely for the purpose of providing grounds for an analysis of the Company's financial position and results of operations in 2002 compared to 2001 on a consolidated basis. A summary discussion of the Company's operations and financial condition for 2002 compared to 2001 is set out below and is based on these pro forma statements.

In this Financial Report the Company also presents its financial statements prepared in accordance with International Accounting Standards (IAS) for the period from January 1 through December 31, 2002 including:

1. Independent Auditors' report;

2. Audited consolidated balance sheet as of December 31, 2002 and statements of operations, cash flows and shareholders' equity for the year ended December 31, 2002;

3. Audited notes to consolidated financial statements for the year ended December 31, 2002.

All of North-West Telecom's accompanying financial statements prepared under the IAS include accounts of the merged companies as if the entities had been combined from the beginning of 2002.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR 2002 COMPARED TO 2001

The following is a discussion of the combined results of operations and the financial condition of North-West Telecom and the merged companies for the years ended December 31, 2002 and 2001. This discussion is based on pro forma financial statements giving retroactive effect to the reorganization and should be read in conjunction therewith.

RESULTS OF OPERATIONS

Revenues. Total revenues increased 25.2% in 2002 to RUR 10,092 million from RUR 8,058 million in 2001. Telecommunications revenue accounted for 97% of the total and grew to RUR 9,778 million in 2002 from RUR 7,838 million in 2001, primarily as a result of the increases in operating revenues from traditional voice telephony. Approximately 67% of the total growth was attributable to local services and 30% to DLD/ILD. Local and long-distance voice services responsible for the bulk of the Company's revenue posted strong growth y-o-y (+38% and +15% respectively) as a result of increased tariffs and the increase in operations driven by continued growth in local access lines and long-distance traffic. At the same time, value-added services, primarily data and Internet, showed an even higher annual growth of 57%, emerging as new sources of revenues. Revenues from other services including telegraph and non-core businesses such as radio broadcasting declined 5.5% *in 2002 compared to the previous year.*

The revenue structure slightly changed in 2002 compared to 2001 with local telephony increasing as a percentage of the total to 48% from 43% due to a substantial growth in monthly tariffs for local calls. In 2002 an increase in local flat tariffs was implemented to all customer groups of North-West

Summary income statement data (RAS)
(RUR thousands except per share amounts)

	2002[1]	2001[2]
Revenues	10,091,841	8,058,731
Cost of revenues	(7,443,369)	(6,031,548)
Operating profit	2,648,472	2,027,183
Other operating income (expense)	(1,283,632)	(380,844)
Non-operating income (expense)	(709,262)	(434,785)
Income tax	(328,306)	(506,077)
Net income (loss)	327,264	704,281
Earnings (loss) per share, RUR	0.36	n/m

(1) For the reporting period together with accounts of the merged entities
(2) For the corresponding period of the previous year together with accounts of the merged entities

Telecommunications revenue breakdown, RUR million


2002
4,684
4,426
244
424
48%
45%
25%
4.5%
2001
3,391
3,843
155
449
43%
49%
2%
6%
0
2,000
4,000
6,000
8,000
10,000
Local telephony
Long distance telephony
Internet&data
Other

Telecom and was the highest in the residential segment. New services, including Internet access and data, also showed a minor increase as a percentage of the total telecommunication revenue to 2.5% in 2002 from 2% in 2001.

North-West Telecom's revenue stream breaks down into three main customer groups - households (residential customers), budget funded (government customers) and non-budget funded (corporate customers) entities. In 2002 residential customers traditionally accounted for the bulk of revenue (58%) followed by corporate clients (34%).

Cost of revenues.Cost of revenues increased 23.4% in 2002 to RUR 7,443 million from RUR 6,032 million in 2001. Costs of telecommunications services amounted to RUR 7,300 million, or 98% of the total costs. The major cost items accounting for 76% of the total were salaries, wages and social charges (37%), interconnect charges to OJSC Rostelecom (20%), amortization and depreciation (11%) and materials, maintenance and repair (8%). R&D expenses accounted for 0.5% of total costs in 2002.

Operating profit.Operating profit increased by RUR 621 million or 30.6% to RUR 2,648 million in 2002 from RUR 2,027 million in 2001. As a result of revenues growing faster than the cost of services, the operating margin increased to 26% in 2002 from 25% in 2001.

Income before tax.Income before tax decreased by RUR 556 million or nearly 46% to RUR 656 million in 2002 from RUR 1,212 million in 2001. This significant decline was primarily due to the negative impacts of recent changes in the Company's accounting policies, which, starting from 2002, require that a provision for doubtful debts be allowed in the full amount of accounts receivable due in more than 90 days.

Before 2002, North-West Telecom and the merged companies made no provisions for doubtful debts. After normalizing for the effect of the accounting change, totaling RUR 792 million for the reporting year, the Company's income before tax improved by 19.5% in 2002 as compared with 2001.

Net income and earnings per share.Net income declined by RUR 378 million or almost 54% to RUR 327 million in 2002 from RUR 704 million in 2001, primarily as a result of the accounting impacts discussed above. Earnings per share of common stock (adjusted for preferred dividends in the amount of RUR 62.6 million) constituted RUR 0.36.

Revenue structure by customer group, 2002


Residential
58%
Budget funded
8%
Other corporate
34%

Key financial figures, RUR million


2002
10,092
7,443
2,648
656
327
2001
8,059
6,032
2,027
1,212
704
0
2.000
4.000
6.000
8.000
10.000
Revenues
Cost of revenues
Operation profit
Income before tax
Net income

FINANCIAL POSITION

Assets.Total assets increased to RUR 14,938 million as of December 31, 2002, up from RUR 14,044 million as of December 31, 2001. As of December 31, 2002, we held cash and cash equivalents of RUR 347 million, had negative working capital of RUR 17 million and a current ratio of 0.99. This compares with cash and cash equivalents of RUR 182 million, RUR 617 million in working capital, and a current ratio of 1.3 as of December 31, 2001.

Liabilities and shareholders' equityTotal liabilities increased to RUR 4,064 million as of December 31, 2002, from RUR 3,322 million as of December 31, 2001. Total short-term and long-term debt increased to RUR 2,009 million as of December 31, 2002, from RUR 1,878 million as of December 31, 2001. This debt consists of bank credits (RUR 226 million), non-convertible bonds (RUR 300 million), vendor debt, loans and other borrowings (RUR 1,483 million).

In April 2002, North-West Telecom placed 300,000 coupon non-convertible bonds with a par value of RUR 1,000. The bonds mature in April 2004 and have five coupon payments. Proceeds from the bond placement in the full amount, totaling RUR 289.5 million, were used to pay off a debt to CJSC Elsis under a contract for the purchase of a new billing system.

Summary balance sheet data (RAS)
(RUR thousands)

	December 31, 2002(1)	January 1, 2002(2)
Cash and cash equivalents	346,880	181,797
Accounts receivable	1,492,963	1,757,720
Value-added tax receivable	407,099	205,550
Inventories	365,152	282,869
Construction in progress	1,208,435	793,152
Property, plant and equipment	10,953,003	10,572,164
Total assets	14,938,041	14,044,488
Accounts payable	1,974,043	1,397,760
Short-term credits and loans	579,006	372,706
Long-term liabilities	1,430,419	1,504,828
Total liabilities	4,064,357	3,322,325
Shareholders' equity	10,873,684	10,722,163
Total shareholders' equity and liabilities	14,938,041	14,044,488
Net asset value	10,904,013	10,746,450

(1) At the end of the reporting period together with accounts of the merged entities
(2) At the beginning of the reporting period together with accounts of the merged entities

Shareholders' equity increased to RUR 10,874 million as of December 31, 2002, from RUR 10,722 million as of December 31, 2001. Net asset value increased to RUR 10,904 million as of December 31, 2002, from RUR 10,746 million as of December 31, 2001.

The debt-to-capital ratio (which includes total liabilities as a component of capital) was 27.2% and 27.7% as of December 31, 2002 and 2001 respectively.

FINANCIAL RATIOS AND INDICES

Financial ratios, %

	2002	2001
Capex/Revenue	17.3	18.1
ROA (Net income/Total assets)	2.2	5.0
ROE (Net income/Equity)	3.0	6.6
Equity/Total assets ratio	72.8	76.3
Gross gearing (Interest bearing debt/Equity)	18.5	17.5

Productivity ratios

	2002	2001
Revenue per line, RUR	3,080	2,556
Profit per line, RUR	100	223
Revenue per employee, RUR	335,612	259,825
Profit per employee, RUR	10,883	22,707
Number of lines per employee, lines	109	101

Operating and net profit margin, %


2002
26.2%
26.2%
3.2%
2001
25.2%
25.2%
8.7%
0
5%
10%
15%
20%
25%
Operation profit margin
Net income margin

FINANCIAL STATEMENTS UNDER RUSSIAN ACCOUNTING STANDARDS

INDEPENDENT AUDITORS' REPORT

To the shareholders of OJSC North-West Telecom

1. We have carried out an audit of the financial statements of OJSC North-West Telecom for the period from 1 January through 31 December 2002.

2. The accompanying financial statements of OJSC North-West Telecom are comprised of the balance sheet, specified "At end of the reporting period together with accounts of the merged entities", the statement of income, specified "For the reporting period", as well as the statement of changes in the shareholders' equity, the statement of cash flows, the notes to balance sheet and explanatory notes, in respect of parts specified "At end of the reporting period together with accounts of the merged entities" and "For the reporting period". The preparation and presentation of these financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the fairness, in all material respects, of these statements and on compliance of accounting procedures with the legislation of the Russian Federation based on our audit.

3. The audit of the balance sheet of OJSC North-West Telecom as of 31 December 2001 was performed by another audit company, whose qualified opinion on the fairness of the financial statements of OJSC North-West Telecom as of 31 December 2001 was expressed in the auditor's report issued on 26 April 2002. In their qualified opinion, the auditors indicated that as of 31 December 2001, the Company had accounts receivable of 453,557 thousand rubles for services provided under the Federal Law "On Veterans". These accounts receivable were overdue and there was significant doubt with respect to the collectibility of these accounts receivable. The Company did not record an allowance for doubtful accounts related to the above accounts receivable, which represents a departure from Russian statutory accounting legislation. The above had a material effect on the fairness of the financial statements.

4. We conducted our audit in accordance with Federal Law Concerning Auditing Activity, approved Federal Rules (Standards) on Auditing, the Rules (Standards) for Auditing Activities, as approved by the Committee on Auditing Activity attached to the President of the Russian Federation.

5. The audit was planned and performed to obtain reasonable assurance about whether the financial statements of OJSC North-West Telecom, specified "At end of the reporting period together with accounts of the merged entities" and "For the reporting period", are free of material misstatement. The audit was performed on a selective basis and included an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements concerning the financial and business operations of the audited entity; an assessment of the accounting principles and methods, the rules used in the preparation of the financial statements, and significant estimates derived by the management of the audited entity; as well as the evaluation of the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion on the fairness of these financial statements and on compliance of accounting procedures with the legislation of the Russian Federation.

6. In our opinion, the accounting procedures insofar as they relate to the preparation of financial statements OJSC North-West Telecom specified "At end of the reporting period together with accounts of the merged entities" and "For the reporting period" complied with the requirements of Federal Law Concerning Accounting No. 129-FZ of 21 November 1996, and the aforementionedfinancial statements have been prepared in accordance with the said Law to ensure the fair reflection, in all material respects, of the financial position of OJSC North-West Telecom as of 31 December 2002 and its financial results for the period from January 1 through 31 December 2002.

7. As indicated in the unaudited Explanatory Note 3 "Comparative Financial Statements" OJSC North-West Telecom was reorganized on 31 October 2002 through the merger of a number of telecommunications companies located in North-West Federal District. We have not conducted an

audit of the comparative financial statements or any elements thereof of OJSC North-West Telecom specified "At the beginning of the reporting period together with accounts of the merged entities", "For the prior year including the merged entities" and "For the reporting period including the merged entities" that have been included in the accompanying financial statements solely for the purpose of presenting comparative financial information.

8. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Russia. Accordingly, the accompanying financial statements are not designed for those who are not informed about accounting principles, procedures and practices in Russia.

March 31, 2003

Partner	Macy M. Coffey
Auditor	Nikolay V. Slavyaninov
	Auditor's qualification certificate No. 005947 (general audit)

BALANCE SHEET (In thousands of Rubles)

	January 1, 2002 (1)	January 1, 2002 combined (2)	December 31, 2002 combined (3)
ASSETS			
Non-Current Assets			
Intangible Assets	41,934	42,158	115
Fixed Assets (Property, Plant and Equipment)	6,127,121	10,572,164	10,953,003
Construction in Progress	542,792	793,152	1,208,435
Long-term financial investments	84,589	202,860	159,481
Total Non-Current Assets	6,796,436	11,610,334	12,321,034
Current Assets			
Inventories	101,808	282,869	365,152
Value-added Tax Receivable	143,809	205,550	407,099
Accounts Receivable (due in more than 12 months)	-	12,401	13,169
Accounts Receivable (due in less than 12 months)	967,288	1,745,319	1,479,794
Short-term Financial Investments	5,836	5,926	4,913
Cash and Cash Equivalents	107,578	181,797	346,880
Total Current Assets	1,326,319	2,434,154	2,617,007
TOTAL ASSETS	8,122,755	14,044,488	14,938,041
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' Equity			
Share Capital - Authorized and Issued	587,498	937,940	937,940
Additional Paid-in Capital	4,966,187	7,033,504	6,941,473
Reserve Fund	23,474	23,474	29,375
Retained Earnings from Previous Years	702,014	2,727,245	2,637,632
Retained Earnings for the Reporting Year	n/a	n/a	327,264
Total Shareholders' Equity	6,279,173	10,722,163	10,873,684
Long-Term Liabilities			
Credits and Loans	2,954	45,659	434,622
Other Long-term Liabilities	910,175	1,459,169	995,797
Total Long-Term Liabilities	913,129	1,504,828	1,430,419
Short-Term Liabilities			
Credits and Loans	107,200	372,706	579,006
Accounts Payable	803,703	1,397,760	1,974,043
Due to Shareholders	17,553	22,743	50,557
Deferred Income	1,996	24,287	30,333
Total Short-Term Liabilities	930,453	1,817,497	2,633,938
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,122,755	14,044,488	14,938,041

(1) At the begining of the reporting period
(2) At the begining of the reporting period together with accounts of the merged entities (combined by summarizing corresponding lines)
(3) At the begining of the reporting period together with accounts of the merged entities

INCOME STATEMENTS
Four years ended December 31,2002 (In thousands of Rubles)

	2002 [1]	2002 [2] combined	2001 [3] combined
Revenues	5,867,109	10,091,841	8,058,731
Including: revenues from telecommunications services	5,680,094	9,778,167	7,838,095
Cost of revenues	(4,177,010)	(7,443,369)	(6,031,548)
Including: cost of telecommunications services	(4,143,350)	(7,300,095)	(5,839,162)
Gross profit	1,690,099	2,648,472	2,027,183
Sales and marketing expenses	-	-	-
General and administrative expenses	-	-	-
Operating profit	1,690,099	2,648,472	2,027,183
Interest income	10,799	11,207	6,750
Interest expenses	(140,444)	(214,256)	(93,716)
Equity income	102	489	3,328
Other income	484,824	544,470	105,429
Other expenses	(1,278,635)	(1,625,542)	(402,635)
Non-operating income	81,101	129,317	206,084
Non-operating expenses	(510,041)	(838,579)	(640,869)
Income before tax	337,806	655,578	1,211,554
Income tax	(204,294)	(328,306)	(506,077)
Net income before the extraordinary gain	133,513	327,272	705,477
Extraordinary incomes	-	-	-
Extraordinary expenses		(8)	(1,196)
Net income (retained earnings)	133,513	327,264[4]	704,281

(1) For the reporting period
(2) For the reporting period together with account of the merged entities (combined by summarizing corresponding lines)
(3) For the corresponding period of the previous year together with account of the merged entities (combined by summarizing corresponding lines)
(4) Corresponds to Retained earning of the reporting year in the Balance sheet for the year ended December 31, 2002

FINANCIAL STATEMENTS UNDER INTERNATIONAL ACCOUNTING STANDARDS

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
of OJSC North-West Telecom

1. We have audited the accompanying consolidated balance sheet of OJSC North-West Telecom (hereinafter - "the Company"), as of December 31, 2002, and the related statements of operations, cash flows and shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraph 4, we conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Notes 2 and 20, the Company has not determined and presented its assets and liabilities existing under defined benefits plans in accordance with International Accounting Standard ("IAS") 19 "Employee Benefits". We were notable to quantify the adjustments, if any, to the financial statements.

4. As described in Notes 2 and 8, the Company's accounting records relating to property and equipment are not designed to support their presentation in accordance with IAS 16, "Property, Plant and Equipment", IAS 29, "Financial Reporting in Hyperinflationary Economies" and IAS 36, "Impairment of Assets". As such, certain estimates were made by management to present property and equipment in the accompanying financial statements. Owing to the nature of the Company's records, we were unable to satisfy ourselves as to the adjustments, if any, which might have been determined to be necessary had additional evidence been available to better analyze the assumptions and estimates made by management.

5. As a result of the matters described in paragraphs 3 and 4 above, such adjustments, if any, could materially affect (i) property and equipment, equipment contributions, assets and liabilities under defined benefits plans, deferred income tax liability, and retained earnings as of December 31, 2002, (ii) depreciation expense, other benefits expense, income tax expense and net income for the year ended December 31, 2002, and (iii) related disclosures.

6. In our opinion, except for the effects on the financial statements of such adjustments, if any, from the matters referred to in paragraphs 3 and 4 above, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OJSC North-West Telecom as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards.

7. As described in Note 1, the Company was the subject of a reorganization that was approved by the shareholders on November 28, 2001. The Company has accounted for the merger based on the principles of uniting of interests as described in IAS 22, "Business Combinations". In applying this method, the Company has reflected amounts in the financial statements as if the entities had been combined from January 1, 2002, the earliest period presented.

CJSC "Ernst & Young VneshAudit"
July 31, 2003

CONSOLIDATED BALANCE SHEET

As of December 31, 2002 (In thousands of Rubles in terms of purchasing power of the Ruble at December 31, 2002)

	Notes	2002
ASSETS		
Non-current assets		
Property and equipment, net	8	16,217,463
Intangible assets, net	9	101,860
Investments in associated companies, net	11	246,160
Other financial investments, net	11	698,638
Advances to suppliers of equipment		115,210
Other non-current assets		27,509
Total non-current assets		17,406,840
Current assets		
Inventories, net	12	225,931
Accounts receivable, net	13	999,942
Other current assets	14	681,281
Cash and cash equivalents	15	347,176
Total current assets		2,254,330
TOTAL ASSETS		19,661,170
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Preferred shares	16	202,023
Common shares	16	735,917
Inflation impact on share capital		1,724,089
Additional paid-in capital and retained earnings		10,982,343
Total shareholders' equity		13,644,372
Commitments and contingencies	*21*	-
Minority interest		6,716
Non-current liabilities		
Deferred income taxes	5	1,399,183
Long-term borrowings, net of current portion	17	1,125,727
Obligations under finance leases, net of current portion	18	132,316
Equipment contributions		221,994
Other non-current liabilities		23,692
Total non-current liabilities		2,902,912
Current liabilities		
Current portion of long-term borrowings	17	793,162
Current portion of obligations under finance leases	18	131,509
Short-term borrowings	17	207,901
Accounts payable and accrued expenses	19, 22	1,331,962
Taxes payable and social security payables	19	592,042
Dividends payable		50,594
Total current liabilities		3,107,170
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		19,661,170

CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2002 (In thousands of Rubles in terms of purchasing power of the Ruble at December 31, 2002)

	Notes	2002
Revenues	4	10,790,609
Operating expenses		9,602,162
Wages, salaries, other benefits and payroll taxes		3,252,647
Interconnect charges		1,875,615
Depreciation and amortization		1,733,986
Materials, repairs and maintenance, utilities		1,167,841
Taxes other than on income		346,560
Loss on disposals of property and equipment		162,969
Provision for doubtful accounts		108,440
Other operating expenses	4	954,104
Operating income		1,188,447
Foreign exchange loss, net		(189,497)
Interest expense, net		(260,077)
Monetary gain, net		129,348
Other expenses, net	4	(21,976)
Income before provision for income taxes and minority interest		846,245
Income tax expense	5	362,113
Income before provision for minority interest		484,132
Minority interest		(1,260)
Net income		482,872
Preferred dividends	7	(62,610)
Net income available to ordinary shareholders		420,262
Basic and diluted earnings per ordinary share, Rubles	6	0.57

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2002 (In thousands of Rubles in terms of purchasing power of the Ruble at December 31,2002)

Cash flows from operating activities	
Income before provision for income taxes and minority interest	846,245
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,733,986
Net finance cost	260,077
Foreign exchange loss	189,497
Loss on disposal of property and equipment	162,969
Provision for doubtful accounts	108,440
Income from associates	2,885
Gain on disposal of investments	(26,719)
Monetary gain	(129,348)
Changes in operating assets and liabilities:	
Inventories	(13,841)
Accounts receivable	(317,095)
Other current assets	(278,646)
Accounts payable and accrued expenses	896,602
Taxes payable and social security payables	(424,963)
Cash generated from operations	3,010,089
Interest paid	(214,688)
Income tax paid	(365,888)
Net cash provided by operating activities	2,429,513
Cash flows from investing activities	
Capital expenditures	(2,206,218)
Proceeds from sale of property and equipment	70,535
Other	20,060
Net cash used in investing activities	(2,115,623)
Cash flows from financing activities	
Proceeds from long-term borrowings	811,677
Repayments of long-term borrowings	(693,340)
Proceeds from short-term borrowings	1,125,682
Repayments of short-term borrowings	(1,157,008)

Payment of finance lease liability	(118,963)
Dividends paid	(105,988)
Net cash used in financing activities	(137,940)
Effect of hyperinflation on cash and cash equivalents	(42,407)
Net increase in cash and cash equivalents	133,543
Cash and cash equivalents as of December 31, 2001	213,633
Cash and cash equivalents as of December 31, 2002	347,176
Supplementary information:	
Non-cash transactions:	
Equipment acquired on finance lease terms	223,764
Offsets of receivables and payables and barter transactions	35,020
Equipment received free of charge	7,970

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

For the year ended December 31, 2002 (In thousands of Rubles in terms of purchasing power of the Ruble at December 31, 2002, except per share data)

	Common shares, par value 1 Ruble		Preferred shares, par value 1 Ruble		Inflation impact on share capital	Additional paid-in capital and retained earnings	Total
	Shares	Amount	Shares	Amount			
Balance as of December 31, 2001	735,917,222	735,917	202,022,788	202,023	1,724,089	10,633,240	13,295,269
Net income	-	-	-	-	-	482,872	482,872
Dividends declared	-	-	-	-	-	(133,769)	(133,769)
Balance as of December 31, 2002	735,917,222	735,917	202,022,788	202,023	1,724,089	10,982,343	13,644,372

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2002

(Amounts stated in thousands of Rubles in terms of purchasing power of the Ruble at December 31, 2002, except per share data or unless otherwise noted)

1. Corporate Information

Authorization of Accounts The consolidated financial statements of OJSC North-West Telecom, its subsidiaries and associated companies for the year ended December 31, 2002 were authorized for issue by the Company's General Director on July 31, 2003.

Merger with Other Operators Controlled by SvyazinvestThe merger was aimed at establishing a single fixed line telecommunications provider in the North-West Federal District of Russia.

Additional common and preferred shares of the Company were issued and exchanged for 100% of the outstanding shares of the regional enterprises as follows:

Regional Enterprise	Shares issued by the Company		Exchange Ratio
	Common	Preferred	
OJSC Artelecom of Arkhangelsk region	54,997,606	18,333,163	0.420
OJSC Electrosvyaz of Pskov region	15,610,781	5,203,638	1.610
OJSC Electrosvyaz of Kaliningrad region	38,636,440	12,878,823	7.110
OJSC Electrosvyaz Republic Karelia	35,779,115	11,926,568	0.145
OJSC Electrosvyaz of Vologda region	16,660,997	5,553,754	2.345
OJSC Novgorodtelecom	23,455,458	7,790,694	229.750
OJSC Cherepovetselectrosvyaz	15,495,009	5,165,031	53.525
OJSC Murmanelectrosvyaz	62,224,850	20,730,266	2.000
Total	262,860,256	87,581,937	

The merger was completed on October 31, 2002, after the necessary approvals were received from the Federal Commission for the Securities Market ("FSCM"), and the Company completed the conversion of shares in the above operators that were folded into one legal entity. These entities were merged into the Company and have become its regional branches.

Transaction costs related to the merger were 137,425 thousand rubles and were expensed (of which 11,545 thousand rubles in 2002, and 125,880 thousand rubles in prior years). While International Financial Reporting Standards ("IFRS") do not specify accounting principles to be applied to transactions among entities under common control, the Company has accounted for the merger based on the principles of uniting of interests as described in International Accounting Standard ("IAS") 22, "Business Combinations". In applying this method, the Company has reflected all amounts in the financial statements at their historical carrying amounts as if the entities had been combined from beginning of 2002, the earliest period presented. Unless otherwise described, all information presented in these financial statements gives retroactive effective to the reorganization.

Based on the requirements IAS 22, the following table summarizes total assets, liabilities, revenue and pre-tax income (loss) for each of the regional operators for the year ended December 31, 2002 (the year in which the reorganization had been completed):

	Total assets	*Total liabilities*	*Revenues*	*Pre-tax Income (loss)*
OJSC North-West Telecom	9,183,836	2,710,825	5,204,925	549,646
OJSC Artelecom of Arkhangelsk region	2,235,890	905,868	1,179,608	101,415
OJSC Electrosvyaz of Pskov region	640,875	71,491 448,956	20,599	
OJSC Electrosvyaz of Kaliningrad region	1,044,759	284,129	721,406	(4,464)
OJSC Electrosvyaz Republic of Karelia	1,540,551	499,071	704,800	(43,066)
OJSC Electrosvyaz of Vologda region	1,042,921	243,625	559,079	37,563
OJSC Novgorodtelecom	709,404	151,121	496,567	111,760
OJSC Cherepovetselectrosvyaz	562,315	120,138	360,691	50,341
OJSC Murmanelectrosvyaz	2,735,614	913,029	1,214,239	(105,031)
	19,696,165	5,899,297	10,890,271	718,762
Eliminations and other adjustments	(34,995)	110,785	(99,662)	127,483
Total	19,661,170	6,010,082	10,790,609	846,245

Before the restructuring on October 31, 2002, the businesses operated as separate subsidiaries of Svyazinvest. Accordingly, the Company has a limited operating history as a combined business.

Russian Business Environment The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the Government's continued actions with regard to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariffing policies may have on the Company's current financial position or its ability to make future investments in property and equipment. The financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements, as they become known and estimable.

Liquidity and Financial Resources As of December 31, 2002, the Company's current liabilities exceeded its current assets by approximately 852,840 thousand Rubles. As a result, uncertainties exist as to the Company's liquidity and future capital resources.

Since its privatization, the Company invested in expansion and modernization of its network. To a significant extent, the Company financed investment activities through current liabilities and vendor debt. The Company also requires access to debt and other long-term financing.

Management is addressing the Company's liquidity needs by implementing the following measures:

- Development of per minute billing system (as of July 31, 2003 per minute billing was implemented by the regional branch in Karelia and is pending in St. Petersburg and in other regions, as it requires a specific permissions by the Russian Ministry on Antimonopoly Policy, which are expected to be obtained within the next 12 months),

- Replacement of hard currency debts by Ruble denominated bonds. The first placement of 300 million Rubles bonds was done in February 2002 (see Note 17 "Loans and borrowings"), and a second placement of 1,500 million Rubles bonds is planned for September 2003 (see Note 24 "Subsequent Events"),

- Management has delayed, and expects to continue to be able to delay, payment for certain operating costs to manage its working capital requirements, and

- If needed, certain projects may be deferred or curtailed in order to fund the Company's current operating needs.

Through 2003, management believes that there will be *sufficient funding from (a) existing cash balances, (b) cash* generated from operations, (c) placement of Ruble bonds in the Russian market, and (d) other financing from domestic lending institutions.

2. Summary of Significant Accounting Policies, Basis of Preparation

The Company maintains its accounting records and prepares its statutory accounting reports in Russian Rubles and in accordance with the Regulations on Accounting and Reporting in the Russian Federation. The accompanying financial statements presented in accordance with IFRS are based upon the statutory accounting records that are maintained in accordance with the Russian accounting regulations under the historical cost convention. These statutory accounting reports have been adjusted to present the accompanying financial statements in accordance with IFRS. IFRS include standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards and Standing Interpretations Committee Interpretations approved by the International Accounting Standards Committee Foundation that remain in effect. Significant differences exist between Russian Accounting Regulations and IFRS.

The consolidated financial statements have been prepared on an historical cost basis (adjusted for the effects of inflation in accordance with IAS 29).

Prior to 2002, the Company presented financial statements in accordance with accounting principles generally accepted in the United States. These financial statements had been denominated in US dollars.

In consideration of the 2002 reorganization, the Company changed to reporting its financial information in accordance with IFRS. As a result, these accounts reflect the first year that the Company has applied IFRS. As a result of the reorganization and the change in accounting, it was not practical for the Company to present comparative financial information for 2001, including the determination of retained earnings as of January 1, 2002.

Management Estimates The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation The consolidated financial statements comprise the financial statements of the Company and its subsidiaries drawn up to December 31, 2002. As described above, the Company has accounted for the reorganization based on the principles of uniting of interests as described in IAS 22, "Business Combinations".

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company. Significant intercompany balances and transactions have been eliminated. Minority interests reflect the interests in the consolidated subsidiaries not held by the Company (See Note 10 'Subsidiaries').

Investments in Associates The Company's investments in its associates are accounted for under the equity method of accounting. An associated company is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture of the Company. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associates, less any impairment in value. The statement of operations reflects the Company's share of the results of operations of the associates.

Accounting for the Effects of Inflation The accompanying consolidated financial statements are prepared in accordance with IFRS and under the historical cost convention and adjusted in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29).

The adjustments and reclassifications made to the statutory records for the purpose of IFRS reporting include the restatement for changes in the general purchasing power of the Ruble in accordance with IAS 29. IAS 29 requires that financial information prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. These adjustments were calculated using conversion factors derived from the Russian Federation Consumer Price Index ("CPI") published by the Russian State Committee on Statistics.

The indexes used to adjust amounts in these consolidated financial statements with respect to 2002 prices (2002 = 1.0) for the years ended December 31, and the respective conversion factors, are:

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Index	7,541	67,846	211,612	487,575	594,110	659,403	1,216,401	1,663,091	1,997,843	2,374,037	2,733,087
Conversion factor	362.4	40.3	12.9	5.6	4.6	4.1	2.2	1.6	1.4	1.2	1

The main guidelines followed in adjusting the consolidated financial statements to current purchasing power are:

* All amounts are stated in terms of the measuring unit current as of December 31, 2002;

* Monetary assets and liabilities as of December 31, 2002 are not restated as they are already expressed in terms of the monetary unit current as of December 31, 2002;

* Non-monetary assets and liabilities which are not carried at amounts current as of December 31, 2002 and shareholders' equity are restated by applying the relevant conversion factors;

* Indexation adjustments to property and equipment applicable to prior periods are credited to retained earnings in the accompanying balance sheet;

* All items in the consolidated statements of operations and of cash flows are adjusted by applying appropriate conversion factors with the exception of depreciation, amortization and losses from disposal of fixed assets and other assets;

* The effect of inflation on the Company's net monetary position is included in the consolidated statement of operations as a gain or loss on net monetary position.

International accounting and financial reporting bodies believe that, beginning January 1, 2003, Russia should no longer be considered hyperinflationary. As a result, management has determined that it will cease to restate for changes in the general purchasing power of the Ruble subsequent to December 31, 2002. The annual rate of inflation during 2002 was 15.1%.

Foreign Currency Translation Foreign currency assets and liabilities are translated into Rubles at official Central Bank of the Russian Federation ("CBR") exchange rates at the year-end. Transactions denominated in foreign currencies are reported at the CBR rates of exchange at the date of the transaction. Any gains or losses on assets and liabilities denominated in foreign currencies arising from a change in official exchange rates after the date of transaction are recognized as currency translation gains or losses.

Transactions that are conducted in Rubles when the related assets and liabilities are denominated in foreign currencies (or conventional units) are recorded in the Company's financial statements on the same principles as transactions denominated in foreign currencies.

Property and Equipment The Company's accounting records relating to property and equipment are not designed to support their presentation in accordance with IAS 16, "Property, Plant and Equipment", IAS 29, "Financial Reporting in Hyperinflationary Economies" and IAS 36, "Impairment of Assets". As such, certain estimates were made by management to present property and equipment in the accompanying financial statements.

Property and equipment are depreciated on the straight-line basis over the estimated economic useful lives of each class of assets as follows:

Buildings and constructions	20-50 years
Switches and transmission devices:	
Analogue switches	10-20 years
Digital switches	10-15 years
Cable and transmission devices:	10-20 years
Other fixed assets:	
Vehicles	5 years
Computers, office and other equipment	3-5 years

Construction in progress is depreciated once the property and equipment are put into operation.

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property and equipment is the greater of the net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of operations.

Property and Equipment Contributions Property and equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer and corresponding deferred income is recognized as a liability in the balance sheet and credited to the statement of operations on the same basis as the equipment is depreciated.

If contributions of property and equipment do not generate revenues such contributions are not recorded.

Intangible Assets Intangible assets acquired separately from a business are capitalized at cost. Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition, subject to the constraint that, unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition. Intangible assets, excluding development costs, created within the business are not capitalized and are expensed in the year in which they are incurred.

In 2003 the Company expects to hire an independent appraiser to assist in the reconstruction of the historical cost of the property and equipment in order to make the necessary adjustments, if any, to the Company's books and records in order to comply with IFRS.

Construction in progress is recorded as the total of actual expenses incurred by the Company from the beginning of construction to the reporting date, adjusted for the effect of inflation from the date when such expenses occur to the reporting date in accordance with IAS 29.

Borrowing costs that are directly attributable to the acquisition or construction of fixed assets are capitalized as part of the cost of the related asset when it is probable that they will result in future economic benefits to the Company and the costs can be measured reliably. Capitalization of borrowing costs commences when the activities to prepare the asset for intended use start and lasts until the assets are ready for their intended use. Other interest expenses and borrowing costs are recognized as expenses in the period in which they are incurred.

The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense. Renewals and betterments are capitalized. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of operating results.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property and equipment. Management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property and equipment through normal operations.

Grants received from municipal authorities for the purchase of property and equipment are reflected in the balance sheet as deferred income and recognized as income during the useful life of a respective asset in accordance with IAS 20 "Accounting for Government Grants and Disclosure of Government Aid Information".

Intangible assets are amortized on the straight-line basis over the estimated economic useful lives of each class of assets as follows:

Licenses	3-5 years
Software	7-10 years
Goodwill	5 years

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Research and Development Costs Research and development costs are expensed as incurred.

Investments All investments are initially recognized at cost. After initial recognition, investments classified as held for available-for-sale are measured at fair value. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortized cost using the effective interest rate method.

Inventories Inventories are priced at the lower of cost or net realizable value. Cost is determined primarily using the specific identification method.

Accounts Receivable Accounts receivable are stated at face value, less an allowance for doubtful accounts. An estimate of doubtful debts is made when collection of the full amount is no longer probable.

Cash and Cash Equivalents Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturity dates of three months or less as of December 31, 2002.

Interest-bearing Loans and Borrowings All loans and borrowings are initially recognized at cost. After initial recognition, interest-bearing loans and borrowings, are subsequently measured at amortized cost using the effective interest rate method.

Provisions Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Pensions and Other Post-Employment Benefits Social contributions (including contributions to the state pension fund are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate from 35.6% to approximately 18% to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 28% to 14% depending on the annual gross salary of each employee. The Company's contributions relating to the UST are expensed in the year to which they relate.



In addition to statutory pension benefits, the Company also contributes to defined benefit plans. The majority of the Company's employees are eligible to participate under such defined benefit plans based upon a number of factors, including years of service, age and compensation. Non-government pension fund "Telecom-Soyuz", which is not related to the Company, maintains the plans. The plans provide for payments of retirement benefits starting from statutory retirement age, which is currently 55 for women and 60 for men. The benefits are based on a formula recognizing minimal statutory pension level, length of service, both in the Company and in telecommunications industry as well as final average earnings and position in the Company. The benefits do not vest and are subject to the employee retiring from the Company on or after the above-mentioned respective ages. The Company makes contributions to the pension funds in the amounts representing fixed percentage of participating employees' salaries or in amounts fixed in the agreements with pension funds, depending on the nature of each particular agreement.

The Company has not complied with IAS 19, "Employee Benefits". Specifically, the Company has not made an actuarial determination of the present value of its benefit obligation under these arrangements to allow it to record its obligation and make the required disclosures under IAS 19 as of December 31, 2002.

In order to fund a portion of the Company's obligation, the Company has committed to contribute agreed amounts *(negotiated annually) to certain non-government pension* plans. Contributions made by the Company to these plans are charged to expense when incurred.

The Company is reviewing its employees' benefit plans, and intends to harmonize them upon completion of this review, obtain an actuarial analysis and record and adequately disclose the defined benefit plans obligations, in order to comply with the requirements of IAS 19, 'Employee Benefits'. Without an actuarial valuation, management is not able to quantify the impact, but believes the liability to be material.

Leases Finance leases of equipment that transfer substantially all the risks and rewards incident to ownership of the leased item to the Company are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so far as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

Revenues

The Company categorizes revenue sources as follows:

Monthly subscription fees

The Company recognizes revenues related to the monthly network fees for local services in the month that the service is provided to the subscriber.

Long distance services

Revenues from long distance services are based on time used by the caller, the destination of the call and the services utilized. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Rent of channels

The Company provides other telecommunications operators with assess to its network. The Company recognizes revenues related to rent of channels in the period when the services were rendered.

Installation fees

The Company recognizes installation fees for indefinite contracts with its subscribers as revenues when the installation is complete.

Internet services

The Company recognizes revenues related to the Internet services in the period when the services are rendered.

Radio broadcasting

The Company operates a wire-line radio-broadcasting network. The revenues primarily comprise the monthly fees from subscribers. The Company recognizes the revenues related to radio broadcasting in the period when the services were rendered.

Rent of premises

The Company leases its premises to other businesses under annual contracts. Renewal options are available on the majority of leases. These contracts are accounted for as operating leases and related rental revenues are recognized over the lease term.

Telegraph services

Revenues from telegraph services comprise fees for cable transmissions and other wireline data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Wireless services

The wireless services provided by the Company include paging services and cellular services. The Company recognizes the revenues related to wireless services in the period when the services were rendered.

Other telecommunications services

Other telecommunications services mainly include revenues from payphones network and rent of channels.

Other revenues

Revenues other than telecommunications revenues primarily consist of revenue from production of telecommunications equipment and its technical support, and sales of handsets and accessories transportation services, maintenance of recreational facilities and other social infrastructure and sale of goods and services provided by non-core units.

Income Tax Deferred tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12 "Income Taxes".

IAS 12 requires the use of a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. The Company's principal temporary differences arise in respect of property and equipment. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability settled based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities relating to undistributed earnings of associated companies are recognized when it is probable that such earnings will be remitted to the Company in the foreseeable future.

Value-added Tax Value-added tax ("VAT") related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the subscriber. VAT incurred for purchases and paid to suppliers may be reclaimed, subject to certain restrictions, against VAT related to sales. VAT related to purchase transactions that are not currently reclaimable as of the balance sheet dates are recognized in the balance sheets on a gross basis.

3. Segment Information

North-West Telecom operates in one industry, i.e. provision of wireline telecommunications services, on the territory of the North-West region of Russia. The Company's structure is based on territorial units (branches), which service the corresponding parts of the Company's network. The Company's management considers that the Company operates in one geographical and business segment, and evaluates performance and makes investment and strategic decisions based upon a review of profitability for the Company as a whole.

4. Revenues and Expenses Revenues

Revenues

For the year ended December 31, 2002 are comprised of:

	2002
Monthly subscription fees	3,669,323
Long distance services - domestic	3,055,484
Long distance services - international	1,459,670
Rent of channels	624,570
Installation fees	574,771
Internet services	215,770
Radio broadcasting	158,282
Rent of premises	140,842
Telegraph services	127,859
Wireless services	94,177
Other telecommunications services	446,442
Other revenues	223,419
	10,790,609

For the year ended December 31, 2002, the Company identified revenue by these major customer groups:

	2002
Residential (individual) customers	6,371,150
Corporate customers	3,998,980
Coverment customers	420,479
	10,790,609

Other Operating Expenses

	2002
Consultancy and other professional fees	110,610
Rent (excluding channel rent)	107,111
Business travel	68,206
Transportation expense	65,534
Fireguards and security	61,918
Fines and penalties	60,934
Payments to Gossvyaznadzor	48,018
Advertising	35,722
Purchase price of goods	34,815
Education	29,486
Mailing	22,170
Consultancy with respect to merger described in Note 1 above	11,545
Other	298,035
	954,104

Other (Income) Expenses, net

	2002
Research and development fund contributions	38,221
Other income	(37,593)
Loss from social assets write-off	16,395
Income from investments disposal	(26,719)
Other expenses	31,672
	21,976

5. Income Tax

Income Tax Expense

	2002
Current tax charge	348,194
Deferred tax charge	13,919
	362,113

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2002
Income before provision for income taxes and minority interest	846,245
At statutory income tax rate of 24%	203,099
Effect of:	
Expenses not deductible for tax purposes	170,837
Loss on disposal of property and equipment, not deductible for tax purposes	38,826
Permanent elements of monetary gain	115,889
Inflation effect on deferred tax balance at beginning of year	(185,475)
Other reconciling items	18,937
Income tax expense	362,113

Deferred tax assets and liabilities comprised of the following as of December 31, 2002:

	2002
Deferred income tax assets	
Accounts payable	287,450
Accounts receivable	43,831
Other	130,532
Gross deferred income tax assets	461,813
Deferred income tax liabilities	
Property and equipment	1,386,665
Investment valuation	212,047
Other	262,284
Gross deferred income tax liabilities	1,860,996
Net deferred income tax liability	1,399,183

6. Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. Common shares issued as part of the reorganization, that has been accounted for similar to a uniting of interests, are included in the calculation of the weighted average number of shares from January 1, 2002 as the financial statements of the Company are prepared as if the combined entity had always existed.

Therefore, the number of common shares is the aggregate of the weighted average number of shares of the combining entities, adjusted to equivalent shares of the Company outstanding after the reorganization.

The Company has no potential dilutive shares outstanding.

	2002
Net income	482,872
Preferred dividends	(62,610)
Net income attributable to ordinary shareholders	420,262
Weighted average number of ordinary shares for basic and diluted earnings per share	735,917,222
Earnings per ordinary share, Rubles - basic and diluted	0.57

There have been no other transactions involving common shares or potential common shares since the reporting date and before the completion of these financial statements.

7. Dividends

Declared in 2002 (for the year 2001):

Dividends on common shares	71,159
Dividends on preferred shares	62,610
	133,769

Approved at the annual shareholders' meeting for 2002 (see Note 24, "Subsequent Events"):

Dividends on common shares	47,099
Dividends on preferred shares	28,283
	75,382

8. Property and Equipment

Property and equipment were comprised of following:

	Buildings and constructions	Switches and transmission devices	Machines and other equipment	Assets under construction and equipment awaiting installation	Total
Cost					
As of December 31, 2001	21,990,547	17,934,953	4,003,165	814,224	44,742,889
Additions	-	-	-	2,127,606	2,127,606
Disposals	(472,482)	(621,267)	(167,541)	(66,090)	(1,327,380)
Transfers into operation	348,842	979,345	385,640	(1,713,827)	-
As of December 31, 2002	21,866,907	18,293,031	4,221,264	1,161,913	45,543,115
Accumulated Depreciation					
As of December 31, 2001	13,590,844	11,797,228	3,067,546	-	28,455,618
Charge for the year	527,235	831,916	328,790	-	1,687,941
Depreciation on disposals	(247,595)	(413,932)	(156,380)	-	(817,907)
As of December 31, 2002	13,870,484	12,215,212	3,239,956	-	29,325,652
Net book value as of December 31, 2002	7,996,423	6,077,819	981,308	1,161,913	16,217,463

The net book value of plant and equipment held under finance leases at December 31, 2002 is 86,772 thousand Rubles. Leased assets are pledged as security for the related finance lease liabilities.

The total interest costs capitalized during 2002 amounted to 9,835 thousand Rubles.

Fixed assets with a net book value of 623,009 thousand Rubles as of December 31, 2002 were pledged to secure bank loans.

The accounting for property and equipment does not comply with IAS 16, 29 and 36 - see Note 2 "Summary of Significant Accounting Policies".

9. Intangible Assets

Intangible assets were comprised of the following:

Cost	
As of December 31, 2001	203,102
Additions	50,494
Disposals	(13,564)
At December 31, 2002	240,032
Accumulated amortization	
As of December 31, 2001	96,617
Charge for the year	45,540
Disposals	(3,985)
At December 31, 2002	138,172
Net book value at December 31, 2002	101,860

10. Subsidiaries

As of December 31, 2002 the consolidated financial statements of North-West Telecom included the significant subsidiaries listed below:

Name	Nature of business	Percentage holding
LLC Arkhangelsk City Telephone Network	Provision of network services	77%
CJSC Vologda cellular communications	Cellular services	60%

All consolidated entities are incorporated under the laws of the Russian Federation. Certain other subsidiaries have not been consolidated and were accounted for using the cost method, because of their immateriality. These investments were included in other financial investments. See Note 11 "Investments in Associates and Other Financial Investments" below.

11. Investments in Associates and Other Financial Investments

Investments in associates are comprised of the following as of December 31, 2002:

Name	Nature of business	Percentage holding	Carrying value
Accounted for using equity method:			
CJSC Delta-Telecom, St. Petersburg	Cellular communications, NMT 450 and IMT-MC 450	43%	176,636
OJSC WestBaltTelecom, Kaliningrad	Provision of network services	28%	38,053
CJSC Medexpess, St. Petersburg	Medical insurance services	35%	16,692
CJSC Severnaya Clearing Chamber, Vologda	Systems of payments and settlements	20%	12,100
OJSC Tele-Nord, Murmansk	Cellular communications, NMT 450	25%	2,679
			246,160
Carried at cost:			
CJSC Neva Cable, St. Petersburg	Manufacturing and sales of cables	49%	394
KMS, Kaliningrad	Cellular communications, NMT 450	34%	300
Other associates			23
			717
Less: allowance for impairment			(717)
			246,160

Associates accounted for using equity method were initially recorded at cost and the carrying amount was increased or decreased to recognize the North-West Telecom share of the profits or losses of the associates after the date of acquisition. All associates are incorporated under the laws of the Russian Federation.

The following other financial investments in subsidiaries and in available-for-sale financial assets were accounted for at cost as of December 31, 2002:

Name	Nature of business	Percentage holding	Carrying value
OJSC Telecominvest	Communications companies holding	15%	615,336
OJSC St. Petersburg Bank of Reconstruction and Development	Banking services	18%	21,495
CJSC St. Petersburg Center for telecommunications	Communications education services	54%	15,359
OJSC Svyazbank	Banking services	0.4%	14,597
OJSC AMT	Information and financial services	100%	12,677
OJSC RusLeasingSvyaz	Leasing services	4%	6,143
Other			35,312
			720,919
Less: allowance for impairment			(22,281)
			698,638

All the above companies are incorporated under the laws of the Russian Federation.

As discussed in Note 10 "Subsidiaries" certain other subsidiaries have not been consolidated and were accounted for using the cost method, because of their immateriality, and included in the other financial investments above.

Available-for-sale financial assets do not have a quoted market price in an active market. Accordingly, management has reflected such assets at cost less impairment reserve.

12. Inventories

Inventories comprised of the following as of December 31, 2002:

	2002
Cable, materials and spare parts for telecommunications equipment	214,239
Finished goods and goods for sale	13,864
Other inventories	936
	229,039
Less: allowance for unused and obsolete inventory	(3,108)
	225,931

13. Accounts Receivable

Accounts receivable as of December 31, 2002 comprised the following:

(i) The Company invoices its governmental and corporate customers on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Rubles, in effect at the time of calls made.

(ii) In accordance with Russian legislation invalids, veterans and certain other categories of population pay only 50% of published tariffs for services provided by the Company. Local or Federal Government should reimburse the remaining 50%, however, fail to make such reimbursement in full. Most of the above allowance for doubtful accounts related to such receivables.

(iii) Other receivables include prepaid taxes and settlements related to the Company's non-core activities.

2002		
Residential	(i)	506,193
Budget funded	(i)	115,892
Other corporate	(i)	274,817
Government - compensations of tariffs	(ii)	704,022
Other receivables	(iii)	137,277
		1,738,201
Less: provision for doubtful accounts	(ii)	(738,259)
		999,942

14. Other current assets

Other current assets as of December 31, 2002 comprised the following:

	2002
Input VAT	376,237
Prepayments and advances	211,734
Taxes paid in advance	64,900
Other assets	138,780
	791,651
Less: provision for doubtful accounts	(110,370)
	681,281

15. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2002 comprised the following:

	2002
Cash at bank and on hand	327,925
Short-term bank deposits	19,251
	347,176

16. Share Capital

The Company's Share Capital comprised of the following as of December 31, 2002:

Share capital, 2002:

	Shares	Share capital, RUR thousand
Preferred shares, 1 Ruble par value		
Shares issued and outstanding as of December 31, 2002	202,022,788	202,023
Shares authorized, not issued	64,605	
Common shares, 1 Ruble par value		
Shares issued and outstanding as of December 31, 2002	735,917,222	735,917
Shares authorized, not issued	36,517	-
Total share capital		937,940

The share capital account represents the authorized capital of the Company as stated in the Charter documents. Of the capital stock issued as of December 31, 2002, 78% were attributable to common shares and 22% attributable to preferred shares, type A. The common shareholders are allowed one vote per share. Preferred shares type A are non-voting. All common shares and type A preferred shares are eligible for distribution of earnings available in accordance with Russian statutory accounting regulations. Preferred shares type A are entitled to a minimum annual dividend in the amount equal to 10% of statutory net income available for dividends. Dividends on preferred shares type A may not be less than the dividends on common shares. Shareholders of preferred shares type A have a preferred right to recover the par value of preferred shares in liquidation.

The following represents the Company's shareholders as of December 31, 2002:

	Common shares, %		Preferred shares,%		Total
OAO "Svyazinvest"	374,172,243	51%	-	-	374,172,243
Brunswick UBS Warburg Nominees	102,844,749	14%	20,325,485	10%	123,170,234
Other legal entitie	215,789,975	29%	86,720,674	43%	302,510,649
Individuals	43,110,255	6%	94,976,629	47%	138,086,884
	735,917,222	100%	202,022,788	100%	937,940,010

In August 2001, Securities and Exchange Commission registered the Company's Level 1 American Depositary Receipts (ADRs) program for common shares. In September 2001, the Company concluded a respective Depositary Agreement with JP Morgan Chase Bank as a depositary. Each ADR is equal to 50 common shares. No ADRs had been issued under this program through July 31, 2003 (see also Note 24 'Subsequent Events').

17. Loans and Borrowings

Short-term borrowings

As of December 31, 2002 the Company's short-term borrowings consisted of the following:

		Interest rate	2002
Sberbank	(i)	18-19%	88,900
Petrovskiy Bank	(ii)	20%	64,000
Svyazbank	(iii)	21-23%	20,000
Promenergobank	(iv)	18-22%	14,000
Other		18-23%	21,001
			207,901

(i) Sberbank
Consists of several loans totaling 88,900 thousand Rubles. The loans mature between January and October 2003. The Company pledged property and equipment of 168,789 thousand Rubles as collateral.

(ii) Petrovskiy bank
Consists of two loans totaling 64,000 thousand Rubles maturing in March and June 2003. The Company pledged property and equipment of 120,351 thousand Rubles as collateral.

(iii) Svyazbank
Consists of several loans totaling 20,000 thousand Rubles. Two loans totaling 15,000 are payable at request. The remaining 5,000 thousand Rubles mature in March and in April 2003. The Company pledged property, plant and equipment of 31,288 thousand Rubles as collateral.

(iv) Promenergobank
Consists of several loans totaling 14,000 thousand Rubles. The loans mature in July and December 2003. The Company pledged property, plant and equipment of 21,387 thousand Rubles as collateral.

As of December 31, 2002 the Company's long-term borrowings consisted of the following:

		Interest rate	Maturity	Debt Outstanding
Loans:				
Vnesheconombank	(i)	6-8.5%	2006	544,634
Svyazinvest	(ii)	Interest-free	2004	63,169
RTK-Leasing	(iii)	19%	2006	29,716
Other				17,998
Total loans				655,517
Vendor debt:				
Consortium comprising of Mitsui, Sumitomo and NEC Corporation	(iv)	LIBOR plus 2.2-2.5%	2004	594,807
Siemens	(v)	6-8%	2007	280,329
Other				88,236
Total vendor debt				963,372
Bonds:				
North-West Telecom bonds	(vi)	16-20%		300,000
Total long-term borrowings				1,918,889
Less: current portion of long-term debt				(793,162)
Total long-term borrowings, net of current portion				1,125,727

(I) VNESHECONOMBANK

The indebtedness represents the Company's liability to the Government for amounts paid by the Government under equipment delivery contracts concluded by the Company and foreign suppliers in 1995-1997. Vnesheconombank acted as the agent of the Government for effecting the payments and for the collection of the funds from North-West Telecom.

The balance outstanding consists of several debts totaling 544,634 thousand Rubles, including interest and penalties.

These debts were originally denominated in German Marks and subsequently, following the introduction of the European currency, redenominated in Euro. The debts are unsecured.

The debts mature in 2006. However, due to the financial crisis in 1998, management is attempting to restructure these debts. On July 27, 2002, the Government issued a resolution # 574 that is aimed at restructuring of the debts in question for repayment through 2012. The restructuring agreements are expected for obtaining by the end of 2003.

(II) SVYAZINVEST
In April 2000, the Company received a US Dollar-denominated interest-free loan. The loan is for 2,000 thousand USD (63,169 thousand Rubles as of December 31, 2002 exchange rate). Repayment of 1,000 thousand USD is due in December 2003 and the remaining 1,000 thousand USD in December 2004. The loan is not secured. As described in Notes 1 and 16, Svyazinvest is a majority shareholder of North-West Telecom.

(III) RTK-LEASING
In June 2002, the Company entered into a loan agreement with RTK-Leasing for 29,716 thousand Rubles. The loan is repayable in monthly payments by January 2006. The loan is not secured.

(IV) MITSUI, SUMITOMO AND NEC
In March 2000, North-West Telecom entered into a debt restructuring agreements with several vendors: Mitsui, Sumitomo and NEC Corporation. The loans are for approximately 18,000 thousand Euros (594,807 thousand Rubles as of December 31, 2002 exchange rate). Pursuant to these agreements, the repayment terms, including interest, were amended, and North-West Telecom had to provide additional security in the form of guarantees by Svyazinvest. The interest rates range from 2.2% to 2.5% over the London inter-bank rate (LIBOR). Interest and principal payments are made monthly. The maturity date is in December 2004.

(V) SIEMENS
Consists of several Euro-denominated vendor agreements with Siemens for the delivery and installation of telecommunications equipment. The loans are for 8,467 thousand Euros (280,329 thousand Rubles as of December 31, 2002 exchange rate). Some of the principal payments are due monthly and some quarterly. The maturity date is June 2008. The loans are secured by telecommunications equipment.

(VI) BONDS
On March 6, 2002, North-West Telecom issued 300,000 non-convertible bonds with par value of 1,000 Rubles each for a total of 300 million Rubles. The bonds were sold at a discount of 3.5%. The maturity date is April 10, 2004. Interest is payable in July 2002 at 20% p.a., in October 2002 at 19% p.a., in April 2003 at 18% p.a., in October 2003 and April 2004 at 16% p.a.

18. Obligations under Finance Leases

The Company has finance lease contracts for telecommunications equipment. Future minimum lease payments under finance leases contracts together with the present value of the net minimum lease payments as of December 31, 2002 were as follows:

	Minimum payments	Present value of payments
Within one year	139,702	131,509
After one year but not more than five years	238,837	132,316
Total minimum lease payments	378,539	263,825
Less amounts representing finance charges	(114,714)	-
Present value of minimum lease payments	263,825	263,825

19. Accounts Payable and other Current Liabilities

Accounts payable and other current liabilities consisted of the following as of December 31, 2002:

	2002
Accounts payable related to capital construction and other investing activities	388,446
Customer advances	359,399
Payables to employees	163,585
Trade payables to OJSC "Rostelecom"	115,892
Research and development fund contributions	85,528
Other payables	219,112
	1,331,962

Other current liabilities primary include amounts payable relating to salary and social insurance

	2002
VAT	370,866
United social tax	67,155
Sales tax	44,079
Property tax	41,343
Income taxes	28,277
Other taxes	40,322
	592,042

20. Pension Plans and Employee Benefits

Capital Expenditure Commitments In 2002, the Company made various payments to employees in addition to salary. These payments generally represent financial aid to the Company's employees with limited abilities and bonuses to employees, which had made no breaches of internal policies during the last fiscal year. Such benefits were included in salary, benefits, salary taxes and other social expenses in the accompanying statement of operations and approximated 857,476 thousand Rubles.

As described in Note 2, "Summary of Significant Accounting Policies", "Pensions and Other Post-Employment Benefits", in addition to statutory pension benefits, the Company also contributes to defined benefit plans. The Company has not yet made an actuarial determination of the present value of its benefit obligation under these arrangements to allow it to record its obligation and make the required disclosures under IAS 19, "Employee Benefits", as of December 31, 2002. In 2002 and prior years, the pension expenses have been recorded based on the amount of contributions paid to "Telecom-Soyuz". Pension fund contributions charged to expense in 2002 were 61,094 thousand Rubles.

21. Commitments and Contingencies

The Company has purchase commitments for property and equipment incidental to the common course of business. Such commitments aggregated 64,155 thousand Rubles as of December 31, 2002. In aggregate, these commitments are not at prices in excess of current market.

Insurance Coverage The Russian insurance industry is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. During 2002, the Company did not maintain insurance coverage on a significant part of their property and equipment, business interruption, or third party liability in respect of property or environmental damage arising from accidents on the Company's property or relating to the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that the loss of destruction of certain assets could have a material adverse effect on the Company's operation and financial position.

Litigation, Claims and Assessments The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities. Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations. The financial statements do not include any adjustment that may result from these uncertainties.

22. Related Party Transactions

(1) The Government of the Russian Federation and State-owned Telecommunications Companies As discussed in Note 16 'Share Capital', the Government of the Russian Federation, through 75% owned holding company Svyazinvest, has effective voting control over North-West Telecom. The Company regards Svyazinvest as its parent entity (as disclosed in Note 16, Svyazinvest owns 51% of the Company's common stock). Svyazinvest was wholly owned by the Russian Government until July 1997, when the Government sold 25% plus one share of the Charter Capital of Svyazinvest to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of Svyazinvest and its subsidiary companies.

In addition, Svyazinvest effectively controls other recently privatized telecommunications companies, which have business relationships with the Company.

During 2002, the Company entered into transactions with such State-controlled and regulated companies that included provision of long-distance interconnection, establishment of joint telecommunications projects and others. North-West Telecom has a loan of 2,000 thousand USD outstanding to Svyazinvest as of December 2002 (see Note 17). Other transactions with State-controlled and regulated telecommunications companies, except for Rostelecom, were not material in 2002.

(2) Rostelecom Rostelecom, a majority owned subsidiary of Svyazinvest, is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The Company has negotiated interconnection agreements with Rostelecom. The annual expense associated with traffic carried by Rostelecom and terminated outside of the Company's network is stated as interconnection charges. In 2002 interconnection charges related to Rostelecom amounted to 1,256,572 thousand Rubles, other expenses amounted to 216,596 thousand Rubles. The respective payable as of December 31, 2002 was 115,892 thousand Rubles.

(3) Transactions with State Organizations State organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget, including the Ministry of Defense, are users of the Company's network. These entities are generally charged lower tariffs as approved by the Ministry of Antimonopoly Policies and Entrepreneurship Support than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 47% of gross trade accounts receivable as of December 31, 2002 (819,914 thousand Rubles), including 704,022 thousand Rubles of compensations of tariffs of benefit categories of population (see Note 13 'Accounts receivable').

(4) Associates During 2002 the Company entered into transactions with its investees that included provision of interconnection into the common use network, rent of premises for technological and office use and other services.

CJSC "Delta-Telecom", an investee of the Company, provides mobile connections and rent of channels. Income received from CJSC "Delta-Telecom" in 2002 amounted to 24,683 thousand Rubles, expenses amounted to 12,338 thousand Rubles.

CJSC "Medexpress" provides insurance services for employees and property. Income received from CJSC "Medexpress" in 2002 amounted to 397 thousand Rubles, expenses amounted to 24,266 thousand Rubles.

The overall effect of other transactions with associated companies on the financial condition of the Company is not material.

The Company's consolidated balance sheet included the following balances of settlements with associates as of December 31, 2002:

	2002
Accounts receivable from associates	7,888
Accounts payable to associates	66,014

The consolidated statement of operations for 2002 included the following transactions:

	2002
Sales to associates	39,794
Purchases from associates	61,114

23. Financial Instruments
Interest Rate Risk

The following table sets out the carrying amount, by maturity, of the Company's financial instruments that are exposed to interest rate risk as of December 31, 2002.

'Long-term borrowings - fixed rate' include the 63,169 thousand Rubles interest-free loan from OJSC Svyazinvest, repayable in December 2003 and 2004. Had the average interest rate of 14.6%, effective in the end of December 2002 for Ruble bank loans to enterprises been applied, the fair value of the loan would have been 51,160 thousand Rubles.

	<1 year	1-5 years	Total
Fixed rate			
Long-term borrowings	567,927	756,155	1,324,082
Short-term borrowings	207,901	-	207,901
Obligations under finance leases	131,509	132,316	263,825
	907,337	888,471	1,795,808
Floating rate			
Long-term borrowings	225,235	369,572	594,807

24. Subsequent Events

(1) Dividends The Board of Directors of the Company proposed dividends for the year ended December 31, 2002 totaling approximately 75,382 thousand Rubles (of which 28,283 thousand Rubles - on preferred shares, and 47,099 thousand Rubles - on common shares). The proposed dividends were approved at the annual shareholders' meeting on June 23, 2003.

(2) Tariffs for telecom services Effective July 2003, tariffs for certain type of local and long-distance calls and installation fees were increased by approximately 25% for individuals and 14% for legal entities. Tariffs for other services were increased by an average of 15%.

(3) Planned bond issue In June 2003 the Company filed a prospectus to issue bonds for 1,500 million Rubles. The bond placement is planned for September 2003. The interest rate will be set on the date of issuance.

Repayment schedule is as follows:

1. After 3 years from the day of placement	450 million Rubles
2. After 3.5 years from the day of placement	450 million Rubles
3. After 4 years from the day of placement	600 million Rubles

However, the bond holders will have a right to claim early repayment at the end of two years after the bonds issuance date.

(4) Merger of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi On May 15, 2003, the Board of Directors approved plans for the merger with OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi. The timing and financial effect of this event cannot be estimated at this time. The completion of mergers is subject to regulatory and shareholder approval.

(5) Telecommunications Reforms

* A new law "On Telecommunications" will come into effect on January 1, 2004.

* Subsequent to December 31, 2002, Rostelecom commenced reforms of the system of settlements with regional operators for domestic long-distance traffic. Under the existing method, settlements between Rostelecom and regional operators are based on one minute of domestic transit traffic sent through 50 km of Rostelecom networks. The integral settlement rate (ISR) contains two components - a linear component and a termination charge, which is calculated based on the weighted average of incoming and outgoing traffic. The ISR was set once a year based on the traffic data for the preceding year and distorted the economic benefits and costs of providing and terminating transit traffic in the year applied.
Under the planned changes, full consideration is expected to be given to the cost of Rostelecom carrying and benefits to the Company in terminating domestic long-distance traffic. Such system will allow the Company to receive revenues for terminating domestic long-distance traffic based on actual volumes of traffic in the current period, which will increase the transparency and timeliness of settlements.

As of July 31, 2003, the Company did not sign the new interconnection agreements with Rostelecom.

Management cannot currently predict the outcome of these changes on the Company's future operations.

(6) Implementation of Oracle On June 3, 2003, the Board of Directors approved an agreement with CJSC Otkritiye Technologii 98 to purchase Oracle E-Business Suite for the amount of 15,460 thousand USD (approximately 470,000 thousand Rubles).

(7) ADRs issuance In July, 2003, the Company started issuance of ADRs under the program described in Note 16 'Share capital'. As of July 31, 2003, there were 15,780 ADRs issued that represented 789,000 deposited common shares, or 0.1% of total common shares issued and outstanding.

STOCKS AND BONDS

Stock Markets and Trading Symbols

North-West Telecom's common and preferred shares are traded on the Russian Trading System (RTS), the primary market for Russian equities, on the Moscow Interbank Currency Exchange, the St. Petersburg Stock Exchange, the St. Petersburg Currency Exchange.

Stock exchange	Ticker		Start of trade
	Common[1]	Preferred	(common/preferred)
Russian Trading System (RTS)	SPTL	SPTLP	09.01.95 / 01.23.97
Moscow Interbank Currency Exchange (MICEX)	SPTL	SPTLP	03.31.00 / 03.31.00
St. Petersburg Stock Exchange	SPTLG	SPTLPG	09.16.96 / 09.16.96
St.Petersburg Currency Exchange	СЗТел	СЗТел-П	09.16.96 / 09.16.96

(1) Reuters RIC: SPTL.RTS; Bloomberg Ticker: SPTL$ RU Equity

The Company's common shares are also traded on the U.S. OTC market in the form of Level I ADRs under NWTEY ticker. Each receipt is equivalent to 50 common shares. J.P. Morgan Chase is the depositary bank for this sponsored ADR program launched in September 2001.

Share Performance

Share price, 2002, USD

	Price average	Price High/Low	Last price	Market capitalization
Common stock	0.46	0.57 / 0.35	0.385	283,328,130 [1]
Preferred stock	0.23	0.30 / 0.17	0.197	39,798,489 [2]

(1) Based on the RTS last transaction price at December 27 and share number of 735,917,222 including 262,860,256 shares issued as part of the merger.
(2) Based on the RTS last transaction price at December 27 and share number of 202,022,788 including 87,581,937 shares issued as part of the merger.

Share price change, %

		1Q 2002	2Q 2002	3Q 2002	4Q 2002
Common stock	Compared with the end of 2001	+ 25.1	+ 19.1	-7.1	-8.3
	Compared with the previous quarter	+ 25.1	-4.9	-22.0	-1.3
Preferred stock	Compared with the end of 2001	+ 36.3	+ 7.5	-4.0	-2.0
	Compared with the previous quarter	+ 36.3	-21.1	-10.7	2.1

Price and trading volume, common stock (RTS)


Trade volume
Share Price
Weighted Average Share Price (USD)
Trade Volume, USD thousand
0.6
0.55
0.5
0.45
0.4
0.35
0.3

Price and trading volume, preferred stock (RTS)


Trade volume
Share Price
Weighted Average Share Price (USD)
Trade Volume, USD thousand
0.3
0.26
0.22
0.18
0.14
0.01

North-West Telecom closed 2002 with a slight fall in both common (-8.3% compared with the end of 2001) and preferred stock (-2.0%) as reported by the Russian Trading System. The price for our common shares varied considerably during 2002 *with 1H 2002 bringing a significant upsurge of 19.1%, which* was, however, more than offset by a 23% drop in the second half year. As a result of the strong downward movement the Company's common stock plunged from its high of USD 0.57 *on January 17 to USD 0.35 on October 17 before following a* counteractive trend that saw the share price recover to USD 0.385 at the year-end. Despite the negative share performance the common stock price averaged over the year *as a whole was USD 0.46 which is 17.8% higher as compared* to 2001.

Our preferred stock displayed a tendency similar to that of common shares. After a sharp rise in the first quarter when the price peaked at a high of USD 0.30 on March 11, there was a strong downward movement that lasted until December and *caused our shares to plummet to a year-low of USD 0.17 on* November 25. Preferred shares closed the year on an upward trend posting a last price of USD 0.197 and an average trading price of USD 0.23, a rise of 33.7% as compared to 2001.

Trading volume and number of transactions (RTS)

	2002	1H 2002	2H 2002	2001	1H 2001	2H 2001
Trading volume, USD						
Common stock	6,285,434	5,850,338	435,096	3,953,364	283,773	3,669,591
Preferred stock	1,289,227	815,069	474,158	1,173,418	192,009	981,409
Number of transactions						
Common stock	192	134	58	80	14	66
Preferred stock	205	128	77	144	53	91

At the end of the year our issued and outstanding stock comprised of 735,917,222 common shares and 202,022,788 preferred shares of which 262,860,256 shares of common stock and 87,581,937 shares of preferred stock were issued during our merger with other local carriers in 2002. These additional shares became available for trading only following their registration with the FCSM, which took place at the very end of the year on December 27, and so could not have effect on the annual trading volume.

In 2002, North-West Telecom was the most traded stock on the RTS amongst Russian incumbent providers in terms of the aggregate trading volume. 192 transactions were closed with our common shares for a total of USD 6,285 thousand in 2002 compared with USD 3,953 thousand in 2001. Trading volumes of other supra-regional telecom operators ranged from USD 573 thousand (Far-East Telecom) to USD 6,225 thousand (Uralsvyazinform). The trading volume of our preferred stock totaled USD 1,289 thousand in 2002 compared with USD 1,173 thousand in 2001, which is the second best result among Russian ILECs.

Market players' anticipations concerning our merger with other telecom operators in North-West Russia along with the general market growth spurred strong interest in the Company's securities until the negative trend in prices adversely affected share liquidity in the second half year. While the total trading volume rose almost 48% from 2001, 1H 2002 volume exceeded that of 2H 2002 more than tenfold. In the midst of the corporate restructuring we expect that the first positive results of our efforts to unlock the merger synergy should bring higher liquidity and raise the valuation of our stock.

NORTH-WEST TELECOM AS COMPARED TO RTS, AK&M TELECOM AND S&P GLOBAL TELECOMMUNICATIONS INDEX

North-West Telecom vs. RTS and AK&M Telecom


AK&M Telecom
RTS
SPTL
180
160
140
120
100
80
1 Jan
1 Feb
1 Mar
1 Apr
1 May
1 Jun
1 Jul
1 Aug
1 Sep
1 Oct
1 Nov
1 Dec

North-West Telecom vs. S&P Global Telecommunications


S&P Global Telecommunications
SPTL
130
120
110
100
90
80
70
60
50
1 Jan
1 Feb
1 Mar
1 Apr
1 May
1 Jun
1 Jul
1 Aug
1 Sep
1 Oct
1 Nov
1 Dec

In the first quarter of 2002, North-West Telecom's share performance basically mirrored the RTS and the AK&M Telecom Index, the latter being widely used as a benchmark for Russian wireline operators, but for the majority of the year the Company underperformed both the Russian stock market and its telecoms peers. By contrast, comparison with the global telecommunications market shows that North-West Telecom markedly outperformed international telecom leaders and was less vulnerable to downward tendencies.

In the coming year our major concern about the share market will be a multi-stage program to raise capitalization of North-West Telecom. Apart from improvements in fundamentals it focuses on better investor relations, financial reporting standards and corporate governance. In sum, these measures should help the growth of our shares and drive increased shareholder value.

NORTH-WEST TELECOM BONDS

Bond issue description

Date of issuance	April 10, 2002
Maturity date	April 9, 2004
Amount placed	RUR 300 million (300,000 bonds with par value of RUR 1,000 each)
Coupon	Step-down
Coupon frequency	Every three months for 1st and 2nd coupons; 3rd, 4th and 5th coupons are semi-annual
Premature redemption	Redeemable on 1st, 2nd, and 3rd coupon payment dates at the option of the holder

Coupon payment schedule

Coupon	Coupon rate, %	Coupon per bond, RUR	Coupon period, days	Payment date
1 coupon	20	49.86	91	July 10, 2002
2 coupon	19	47.37	91	October 9, 2002
3 coupon	18	90.25	183	April 10, 2003
4 coupon	16	79.78	182	October 9, 2003
5 coupon	16	80.22	183	April 9, 2004

In 2002 we issued unsecured non-convertible bonds due April 9, 2004 with an aggregate par value of RUR 300 million. On April 10, 300,000 bonds were placed at 96.5% of par on the Moscow Interbank Currency Exchange (MICEX) and the St. Petersburg Currency Exchange (SPCEX) - 150,000 bonds on each Exchange.

The secondary trades on the MICEX and the SPCEX started in May 2002. Earlier in the spring the international rating agency Standard & Poor's assigned North-West Telecom and its bond issue a ruBB credit rating[1].

Bond trading volume and YTM, MICEX


Trade volume
Yield
20%
18%
16%
14%
12%
10%
15
12
9
6
3
0
Trade Volume (RUR Million)
1 Jun
1 Jul
1 Aug
1 Sep
1 Oct
1 Nov
1 Dec

Bond trading volume and YTM, SPCEX


Trade volume
Yield
22%
20
18%
16%
14%
12%
10%
300
250
200
150
100
50
0
Trade Volume (RUR Thousand)
1 Jun
1 Jul
1 Aug
1 Sep
1 Oct
1 Nov
1 Dec

Despite a rather small - even by the Russian standards - issue volume, North-West Telecom bonds showed remarkable liquidity from the very start of secondary trades. From the listing date to the end of the year there were 138 deals for a total of RUR 200.2 million on the MICEX and 24 deals for a total of RUR 1.4 million on the SPCEX. This translate into an average monthly trading volume of RUR 28.5 million and a 9.5% monthly trade volume to debt amount ratio.

North-West Telecom paid the first 20% coupon of RUR 49.86 per bond on July 10, 2002 and the second 19% coupon of RUR 47.37 per bond on October 9, 2002. Although on the dates of coupon payments we made an irrevocable offer to bondholders to redeem bonds prior to maturity, no demand on early redemption was made.

Our first bond issuance was a trial balloon that has proved bonds to be an effective tool for fund raising in Russia. Following our debut on the public debt market, we plan to place the second bond issue for a total of RUR 1.5 billion in the second half of 2003.



[1] On March 28, 2003 Standard & Poor's upgraded the rating for North-West Telecom from ru BB to ruBBB with stable outlook.

COMPANY'S SUBSIDIARIES AND AFFILIATES

Subsidiaries

The following table shows the Company's subsidiaries (companies in which North-West Telecom held more than 50% of the share capital) as of December 2002.

Name	Registered office	Principle business	Equity stake held by the Company, %
LLC Pagetelecom	6, Stroiteley pr., 162627, Cherepovets, Vologda region	Paging communications	100.0
LLC AMT	201, Office, 14, Sinopskaya Nab., 193167, St. Petersburg	Consulting services	100.0
LLC Centrum	22, Antikainena ul., 185000, Petrozavodsk, Republic of Karelia	Restaurant services	100.0
LLC Polycomp	20, Bolshaya Morskaya ul., 191186, St. Petersburg	Publishing activities	90.0
LLC Arkhangelsk City Telephone Network	4, Priorova pr., 163071, Arkhangelsk, Arkhangelsk region	Wireline telecommunications services	77.0
CJSC Vologda cellular communications	103, Zosimovskaya ul., 160009, Vologda, Vologda region	Cellular communications	60.0
CJSC St. Petersburg Center for telecommunications	30/32, 3-rd line, Vasilievskiy Island, 199053, St. Petersburg	Education and consulting services	54.38
LLC Bona	45, Troitskiy pr., 163061, Arkhangelsk, Arkhangelsk region	Retail	52.0
LLC Novgorod Datacom	22, Industrialnaya ul., Pankovka vill., 163061, Velikiy Novgorod, Novgorod region	Internet services	52.0
CSJC Colatelecom	43, Lenina pr., 183709, Murmansk, Murmansk region	Long-distance communications	50.0

Affiliates

The following table shows the Company's affiliates (companies in which North-West Telecom held from 20% to 50% of the share capital as of December 2002.

Name	Registered office	Principle business	Equity stake held by the Company, %
CJSC Neva Cable	9th block, entrance 8, Industrial Zone Parnas, 194292, St. Petersburg	Cable manufacturing	48.97
CJSC Delta Telecom	22, Bolshaya Morskaya ul., 191186, St. Petersburg	Cellular communications	43.12
CJSC Commercial Television and Radio	3, Academika Pavlova ul., St. Petersburg, 197022	TV and radio broadcasting	40.0
CJSC Medexpress	2, Malaya Konushennaya ul., 191186, St. Petersburg	Insurance	34.59
CJSC Kaliningrad mobile networks	2, Vasilievskaya pl., 236016, Kaliningrad, Kaliningrad region	Cellular communications	33.5
CJSC WestBaltTelecom	2, Vasilievskaya pl., 236016, Kaliningrad, Kaliningrad region	Local wireline telephony	28.0
CJSC Octagon Technologies	Office 12-N, 29, Ligovsky pr., 193036, St. Petersburg	VoIP services	26.4
OJSC Tele-Nord	5, Samoilova ul., 183038, Murmansk, Murmansk region	Cellular communications	25.0
CJSC Dansell	51, Baltiyskaya ul., 198092, St. Petersburg	Telecommunications equipment manufacturing	23.65

SHARES AND SHAREHOLDERS

In 2002 North-West Telecom made 16 additional share issues totaling in the aggregate 262,860,256 common shares and 87,581,937 preferred shares in accordance with the merger agreements the Company concluded with eight other incumbent carriers to swap their securities to North-West Telecom's shares. At the end of 2002 North-West Telecom had 735,917,222 issued and outstanding shares of common stock and 202,022,788 issued and outstanding type A shares of preferred stock, each with a par value of RUR 1. These common and preferred shares totaled RUR 937,940,010 of charter capital. In addition, the Company's charter provides for 36,517 authorized but unissued shares of common stock and 64,605 authorized but unissued shares of preferred stock, with a par value of RUR 1 each. None of these have been approved for

Development of share capital over 2002

	Number of shares	Par value, RUR per share	Share capital, RUR
Share capital at January 1, 2002	587,497,817		587,497,817
Common shares	473,056,966	1	
Preferred shares	114,440,851	1	
New share issue, December 27, 2002	350,442,193		350,442,193
Common shares	262,860,256	1	
Preferred shares	87,581,937	1	
Share capital at December 31, 2002	937,940,010		937,940,010
Common shares	735,917,222	1	
Preferred shares	202,022,788	1	

Of the capital stock issued and outstanding as of December 31, 2002, 78% was attributable to common shares and 22% to type A preferred shares. Common shareholders are allowed one vote per share. Type A preferred shares are non-voting. Under the Company's current charter, this is the sole type of preferred stock authorized or outstanding. Type A preferred shares are entitled *to a minimum annual dividend equal to 10% of statutory net income available for dividends. Dividends on type A preferred shares* may not be less than the dividends on common shares.

Distribution of ownership and major shareholders

Combined share ownership


Nominee holders 31%
Individuals 15%
Legal entities 14%
OJSC Svyazinvest 40%

Ownership structure by type of shares


Common Stock
51%
30%
6%
14%
Preferred Stock
36%
47%
17%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
OJSC Svyazinvest
Nominee holders
Individuals
Legal entities

North-West Telecom's shareholders as of December 31, 2002

Shareholders	No. of common shares	% of common stock	No. of preferred shares	% of preferred stock	% of share capital
Major shareholders					
Svyazinvest (1)	374,172,243	50.84	-	-	39.89
Brunswick UBS Warburg Nominees	102,844,749	13.98	20,325,485	10.06	13.13
Depositary Clearing Company	50,320,342	6.84	22,217,295	11.00	7.73
ING Bank (Eurasia)	45,441,897	6.17	22,867,682	11.32	7.28
Lindsell Enterprises Limited	46,285,849	6.29	15,870,542	7.86	6.63
Fractor Investments Limited	26,648,680	3.62	-	-	2.84
Management and the BoD in total	1,336,131	0.18	940,65	10.47	0.24
Other shareholders in total, incl.	88,867,331	12.08	119,801,133	59.30	22.25
Legal entities	47,093,207	6.30	25,765,155	12.75	7.77
Individuals	41,774,124	5.90	94,035,978	46.55	14.48
Total shares outstanding	*735,917,222*	*100*	*202,022,788*	*100*	*100*

(1) At the beginning of 2002, Svyazinvest held 41.01% of the Company's share capital. Following the swap of shares during the merger, Svyazinvest's ownership decreased to 39.89%.

INFORMATION FOR SHAREHOLDERS AND INVESTORS

Annual Shareholders' Meeting	Annual General Meeting (AGM) will be held on June 23, 2003, at 1 p.m. at 14, Sinopskaya nab., St. Petersburg. Attendance of the AGM is open to shareholders who have been entered as shareholders in the Company's shareholder register by May 5, 2003.
Financial reviews and other information	Financial accounts and other information materials, including annual and half-year reports, press releases, etc. are available on our web site at www.nwtelecom.ru in the Investor Relations section. Annual and interim reports are posted on the Internet as soon as they are published. To order printed copies, please contact our Shareholders and Securities Department or send your requests to 26, Bolshaya Morskaya ul., 191186, St. Petersburg.
Dividend information	The Board of Directors will propose to the AGM the payment of a dividend of RUR 0.064 per common share and a dividend of RUR 0.14 per preferred share for the 2002 fiscal year.
Shareholder and investor enquiries	Vladislav Y. Smyslov, Head of the Shareholders and Securities Department 26, Bolshaya Morskaya ul., 191186, St. Petersburg Tel.: +7 (812) 312 0381, fax: +7 (812) 325 8323, vsmyslov@ptn.ru
Registrar	Registrator-Svyaz 15A, Kalanchevskaya ul., 107078, Moscow Tel.: +7 (095) 975 3605, fax: +7 (095) 975 3605, regsw@asvt.ru
Dividend paying agent	Severo-Zapadnaya Finansovaya Kompaniya 26, 1st Krasnoarmeiskaya ul., 198005, St. Petersburg Tel.: +7 (812) 316 3018, fax: +7 (812) 251 7665
Depositary bank for ADR program	J.P. Morgan Chase is the depositary for the Level I ADR program and all enquiries regarding ADR should be directed to J.P. Morgan Chase, 270 Park Avenue, New York 10017-2070, USA
Depositary for corporate bonds	The National Depositary Center is the depositary for North-West Telecom's bonds. 1/13 building 4, Sredniy Kislovskiy per., 103009, Moscow Tel.: +7 (095) 956 2790, fax: +7 (095) 956 2792
Paying agent for bond issue	Telecombank 12, Baskov per., 191014, St. Petersburg Tel.: +7 (812) 326 3781, fax: +7 (812) 277 5523
Independent auditor	Ernst & Young VneshAudit 23, Konnogvardeyskiy Boulevard, 190000, St. Petersburg Tel.: +7 (812) 325 8100, fax: +7 (812) 325 8101
Advisor for IR and securities market	LYNX Finance 5, Marsovo Pole, 191186, St. Petersburg Tel.: +7 (812) 118 3445, fax: +7 (812) 315 7771
Official press agency for information disclosure	The Izvestia federal newspaper Supplement to Vestnik FKTSB Rossii, the official press agency of the Federal Commission for the Securities Market

For additional information, please visit our web site at www.nwtelecom.ru



CONTACT INFORMATION

HEAD OFFICE

NORTH-WEST TELECOM
26, Bolshaya Morskaya ul., 191186, St. Petersburg
Tel.: +7 (812) 312 0381, fax +7 (812) 325 8323
www.nwtelecom.ru

BRANCH OFFICES

ARCHANGELSK REGION
Artelecom of the Archangelsk Region
45, Troitsky pr., 163061, Arkhangelsk
Tel.: +7 (8182) 205 020, fax: +7 (8182) 654 096
www.artelecom.ru, info@artelecom.ru

CHEREPOVETS REGION
Cherepovetselectrosvyaz
29, Kommunistov ul., 162602, Cherepovets Region
Tel.: +7 (8202) 519 094, fax: +7 (8202) 519 127
www.tchercom.ru, chief@ex.tchercom.ru

KALININGRAD REGION
Electrosvyaz of the Kaliningrad Region
24, Bolnitchnaya ul., 236040, Kaliningrad
Tel.: +7 (0112) 214 214, fax: +7 (0112) 451 552
www.electrosvyaz-kld.ru, axo2@24baltnet.ru

MURMANSK REGION
Murmanelectrosvyaz of the Murmansk Region
82-a, Lenina pr., 183038, Murmansk
Tel.: +7 (8152) 454 545, fax: +7 (8152) 450 045
www.mels.ru, mels@mels.ru

NOVGOROD REGION
Novgorodtelecom of the Novgorod Region
2, Ludogotsh ul., 173000, Velikiy Novgorod
Tel.: +7 (8162) 182 510, fax: +7 (8162) 131 915
www.telcom.nov.ru, nt@novgorod.net

PSKOV REGION
Electrosvyaz of the Pskov Region
5, Oktyabrskiy pr., 180000, Pskov
Tel.: +7 (8112) 165 481, fax: +7 (8112) 169 735
www.ellink.ru, duep@ellink.ru

REPUBLIC OF KARELIA
Electrosvyaz of the Republic of Karelia
5, Dzerzhinskiy pr., 185000, Petrozavodsk,
Tel.: +7 (8142) 765 111, fax: +7 (8142) 766 144
www.electrocom.onego.ru, ao@com.onego.ru

ST. PETERSBURG
Petersburg Telephone Network
24, Bolshaya Morskaya ul., 191186, St. Petersburg
Tel.: +7 (812) 314 1550, fax: +7 (812) 110-68-34 www.ptn.ru, office@ptn.ru

VOLOGDA REGION
Electrosvyaz of the Vologda Region
4, Sovetsky pr., 160035, Vologda
Tel.: +7 (8172) 720 014, fax: +7 (8172) 726 123
www.vologda.ru, 32eu@vologda.ru

OAO "North-West Telecom"

Consolidated Financial Statements as of December 31, 2002

with Independent Auditors' Report

OAO "North-West Telecom"

Consolidated Financial Statements

Year ended December 31, 2002

Contents

Independent Auditors' Report

To the Shareholders and Board of Directors
of OAO "North-West Telecom"

1. We have audited the accompanying consolidated balance sheet of OAO "North-West Telecom" (a Russian open joint-stock company, hereinafter – "the Company"), as of December 31, 2002, and the related statements of operations, cash flows and shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraph 4, we conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Notes 2 and 20, the Company has not determined and presented its assets and liabilities existing under defined benefits plans in accordance with International Accounting Standard ("IAS") 19 "Employee Benefits". We were not able to quantify the adjustments, if any, to the financial statements.

4. As described in Notes 2 and 8, the Company's accounting records relating to property and equipment are not designed to support their presentation in accordance with IAS 16, "Property, Plant and Equipment", IAS 29, "Financial Reporting in Hyperinflationary Economies" and IAS 36, "Impairment of Assets". As such, certain estimates were made by management to present property and equipment in the accompanying financial statements. Owing to the nature of the Company's records, we were unable to satisfy ourselves as to the adjustments, if any, which might have been determined to be necessary had additional evidence been available to better analyze the assumptions and estimates made by management.

5. As a result of the matters described in paragraphs 3 and 4 above, such adjustments, if any, could materially affect (i) property and equipment, equipment contributions, assets and liabilities under defined benefits plans, deferred income tax liability, and retained earnings as of December 31, 2002, (ii) depreciation expense, other benefits expense, income tax expense and net income for the year ended December 31, 2002, and (iii) related disclosures.

6. In our opinion, except for the effects on the financial statements of such adjustments, if any, from the matters referred to in paragraphs 3 and 4 above, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OAO "North-West Telecom" as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards.

7. As described in Note 1, the Company was the subject of a reorganization that was approved by the shareholders on November 28, 2001. The Company has accounted for the merger based on the principles of uniting of interests as described in IAS 22, "Business Combinations". In applying this method, the Company has reflected amounts in the financial statements as if the entities had been combined from January 1, 2002, the earliest period presented.

July 31, 2003

OAO "North-West Telecom"

Consolidated Balance Sheet

As of December 31, 2002

(In thousands of Rubles in terms of purchasing power of the Ruble at December 31, 2002)

	Notes	2002
ASSETS		
Non-current assets		
Property and equipment, net	8	16,217,463
Intangible assets, net	9	101,860
Investments in associated companies, net	11	246,160
Other financial investments, net	11	698,638
Advances to suppliers of equipment		115,210
Other non-current assets		27,509
Total non-current assets		17,406,840
Current assets		
Inventories, net	12	225,931
Accounts receivable, net	13	999,942
Other current assets	14	681,281
Cash and cash equivalents	15	347,176
Total current assets		2,254,330
TOTAL ASSETS		19,661,170
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Preference shares	16	202,023
Ordinary shares	16	735,917
Inflation impact on share capital		1,724,089
Additional paid-in capital and retained earnings		10,982,343
Total shareholders' equity		13,644,372
Commitments and contingencies	21	-
Minority interest		6,716
Non-current liabilities		
Deferred income taxes	5	1,399,183
Long-term borrowings, net of current portion	17	1,125,727
Obligations under finance leases, net of current portion	18	132,316
Equipment contributions		221,994
Other non-current liabilities		23,692
Total non-current liabilities		2,902,912
Current liabilities		
Current portion of long-term borrowings	17	793,162
Current portion of obligations under finance leases	18	131,509
Short-term borrowings	17	207,901
Accounts payable and accrued expenses	19, 22	1,331,962
Taxes payable and social security payables	19	592,042
Dividends payable		50,594
Total current liabilities		3,107,170
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		19,661,170

The accompanying notes form an integral part of these consolidated financial statements.

OAO "North-West Telecom"

Consolidated Statement of Operations

For the year ended December 31, 2002

(In thousands of Rubles in terms of purchasing power of the Ruble at December 31, 2002)

	Notes	2002
Revenues	4	10,790,609
Operating expenses		
Wages, salaries, other benefits and payroll taxes		3,252,647
Interconnect charges		1,875,615
Depreciation and amortization		1,733,986
Materials, repairs and maintenance, utilities		1,167,841
Taxes other than on income		346,560
Loss on disposals of property and equipment		162,969
Provision for doubtful accounts		108,440
Other operating expenses	4	954,104
		9,602,162
Operating income		1,188,447
Foreign exchange loss, net		(189,497)
Interest expense, net		(260,077)
Monetary gain, net		129,348
Other expenses, net	4	(21,976)
Income before provision for income taxes and minority interest		846,245
Income tax expense	5	362,113
Income before provision for minority interest		484,132
Minority interest		(1,260)
Net income		482,872
Preferred dividends	7	(62,610)
Net income available to ordinary shareholders		420,262
Basic and diluted earnings per ordinary share, Rubles	6	0.57

The accompanying notes form an integral part of these consolidated financial statements.

OAO "North-West Telecom"

Consolidated Statement of Cash Flows

For the year ended December 31, 2002

(In thousands of Rubles in terms of purchasing power of the Ruble at December 31, 2002)

	2002
Cash flows from operating activities	
Income before provision for income taxes and minority interest	**846,245**
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	**1,733,986**
Net finance cost	**260,077**
Foreign exchange loss	**189,497**
Loss on disposal of property and equipment	**162,969**
Provision for doubtful accounts	**108,440**
Income from associates	**2,885**
Gain on disposal of investments	**(26,719)**
Monetary gain	**(129,348)**
Changes in operating assets and liabilities:	
Inventories	**(13,841)**
Accounts receivable	**(317,095)**
Other current assets	**(278,646)**
Accounts payable and accrued expenses	**896,602**
Taxes payable and social security payables	**(424,963)**
Cash generated from operations	**3,010,089**
Interest paid	**(214,688)**
Income tax paid	**(365,888)**
Net cash provided by operating activities	**2,429,513**
Cash flows from investing activities	
Capital expenditures	**(2,206,218)**
Proceeds from sale of property and equipment	**70,535**
Other	**20,060**
Net cash used in investing activities	**(2,115,623)**
Cash flows from financing activities	
Proceeds from long-term borrowings	**811,677**
Repayments of long-term borrowings	**(693,340)**
Proceeds from short-term borrowings	**1,125,682**
Repayments of short-term borrowings	**(1,157,008)**
Payment of finance lease liability	**(118,963)**
Dividends paid	**(105,988)**
Net cash used in financing activities	**(137,940)**
Effect of hyperinflation on cash and cash equivalents	**(42,407)**
Net increase in cash and cash equivalents	**133,543**
Cash and cash equivalents as of December 31, 2001	**213,633**
Cash and cash equivalents as of December 31, 2002	**347,176**

The accompanying notes form an integral part of these consolidated financial statements.

OAO "North-West Telecom"

Consolidated Statement of Cash Flows (continued)

For the year ended December 31, 2002

(In thousands of Rubles in terms of purchasing power of the Ruble at December 31,2002)

	2002
Supplementary information:	
Non-cash transactions:	
Equipment acquired on finance lease terms	**223,764**
Offsets of receivables and payables and barter transactions	**35,020**
Equipment received free of charge	**7,970**

The accompanying notes form an integral part of these consolidated financial statements.

OAO "North-West Telecom"

Consolidated Statement of Shareholders' Equity

For the year ended December 31, 2002

(In thousands of Rubles in terms of purchasing power of the Ruble at December 31, 2002, except per share data)

	Ordinary shares, par value 1 Ruble		**Preference shares, par value 1 Ruble**		**Inflation impact on share capital**	**Additional paid-in capital and retained earnings**	**Total**
	Shares	**Amount**	**Shares**	**Amount**			
Balance as of December 31, 2001	735,917,222	735,917	202,022,788	202,023	1,724,089	10,633,240	13,295,269
Net income	-	-	-	-	-	**482,872**	**482,872**
Dividends declared	-	-	-	-	-	**(133,769)**	**(133,769)**
Balance as of December 31, 2002	**735,917,222**	**735,917**	**202,022,788**	**202,023**	**1,724,089**	**10,982,343**	**13,644,372**

The accompanying notes form an integral part of these consolidated financial statements.

(Amounts stated in thousands of Rubles in terms of purchasing power of the Ruble at December 31, 2002, except per share data or unless otherwise noted)

1. Corporate Information

Authorization of Accounts

The consolidated financial statements of OAO "North-West Telecom" (hereafter referred to as "the Company", or "NWT"), its subsidiaries and associated companies for the year ended December 31, 2002 were authorized for issue by the Company's General Director on July 31, 2003.

The Company's Business

NWT is the largest wire-line services provider in the North-West Federal District of Russia. The Company's main activities are conducted on the territory of St. Petersburg and generate approximately 50% of revenues. The Company is an open joint stock company incorporated in the Russian Federation.

The principal business of NWT is providing fixed line local and long-distance telecommunication services to individuals, companies and governmental organizations. NWT also provides other kinds of telecommunication and telematic services. The Company leases communications and Internet channels. NWT has all required licenses to provide the above services and reasonable expectations that the licenses will be renewed.

The Company's management considers that the Company operates in one geographical and business segment, and evaluates performance and makes investment and strategic decisions based upon a review of profitability for the Company as a whole.

The Company's head office is located at Bolshaya Morskaya Street 26, St. Petersburg, Russia. The average number of employees of the Company during 2002 was 30,455 persons.

NWT is the principal successor to the state-owned enterprise, originally the Leningrad City Telephone Network. The Company was privatised on May 6, 1993, assuming the assets and liabilities of the former state-owned enterprise.

Open joint-stock company Svyazinvest, the national telecommunications holding company controlled by the Government of the Russian Federation, owns 51% of the Company's common stock. Svyazinvest is a state-owned holding that controls the majority of wire line service providers in Russia as well as some other telecommunication and related assets.

1. Corporate Information (continued)

Merger with Other Operators Controlled by Svyazinvest

The merger was aimed at establishing a single fixed line telecommunication provider in the North-West Federal District of Russia.

On November 28, 2001 the shareholders of the Company approved the merger of NWT with eight telecommunication operators in the North-West Federal District of Russia, also controlled by Svyazinvest.

Additional ordinary and preference shares of the Company were issued and exchanged for 100% of the outstanding shares of the regional enterprises as follows:

Regional Enterprise	Shares issued by the Company Ordinary	Shares issued by the Company Preference	Exchange Ratio
OAO "Artelecom", Arkhangelsk	54,997,606	18,333,163	0.420
OAO "Electrosvyaz", Pskov	15,610,781	5,203,638	1.610
OAO "Electrosvyaz", Kaliningrad	38,636,440	12,878,823	7.110
OAO "Electrosvyaz", Karelia	35,779,115	11,926,568	0.145
OAO "Electrosvyaz", Vologda	16,660,997	5,553,754	2.345
OAO "Novgorodtelecom", Velikiy Novgorod	23,455,458	7,790,694	229.750
OAO "Cherepovetselectrosvyaz", Cherepovets	15,495,009	5,165,031	53.525
OAO "Murmanelectrosvyaz", Murmansk	62,224,850	20,730,266	2.000
Total	**262,860,256**	**87,581,937**	

The merger was completed on October 31, 2002, after the necessary approvals were received from the Federal Securities Commission ("FSC"), and the Company completed the conversion of shares in the above operators that were folded into one legal entity. These entities were merged into the Company and have become its regional branches.

Transaction costs related to the merger were 137,425 thousand rubles and were expensed (of which 11,545 thousand rubles in 2002, and 125,880 thousand rubles in prior years).

While International Financial Reporting Standards ("IFRS") do not specify accounting principles to be applied to transactions among entities under common control, the Company has accounted for the merger based on the principles of uniting of interests as described in International Accounting Standard ("IAS") 22, "Business Combinations". In applying this method, the Company has reflected all amounts in the financial statements at their historical carrying amounts as if the entities had been combined from beginning of 2002, the earliest period presented. Unless otherwise described, all information presented in these financial statements gives retroactive effective to the reorganization.

1. Corporate Information (continued)

Merger with Other Operators Controlled by Svyazinvest (continued)

Based on the requirements IAS 22, the following table summarizes total assets, liabilities, revenue and pre-tax income (loss) for each of the regional operators for the year ended December 31, 2002 (the year in which the reorganization had been completed):

	Total assets	Total liabilities	Revenues	Pre-tax Income (loss)
OAO "North-West Telecom"	9,183,836	2,710,825	5,204,925	549,646
OAO "Artelecom", Arkhangelsk	2,235,890	905,868	1,179,608	101,415
OAO "Electrosvyaz", Pskov	640,875	71,491	448,956	20,599
OAO "Electrosvyaz", Kaliningrad	1,044,759	284,129	721,406	(4,464)
OAO "Electrosvyaz", Karelia	1,540,551	499,071	704,800	(43,066)
OAO "Electrosvyaz", Vologda	1,042,921	243,625	559,079	37,563
OAO "Novgorodtelecom"	709,404	151,121	496,567	111,760
OAO "Cherepovetselectrosvyaz"	562,315	120,138	360,691	50,341
OAO "Murmanelectrosvyaz"	2,735,614	913,029	1,214,239	(105,031)
	19,696,165	5,899,297	10,890,271	718,762
Eliminations and other adjustments	(34,995)	110,785	(99,662)	127,483
Total	**19,661,170**	**6,010,082**	**10,790,609**	**846,245**

Before the restructuring on October 31, 2002, the businesses operated as separate subsidiaries of Svyazinvest. Accordingly, the Company has a limited operating history as a combined business.

Russian Business Environment

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the Government's continued actions with regard to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariffing policies may have on the Company's current financial position or its ability to make future investments in property and equipment. The financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements, as they become known and estimable.

1. Corporate Information (continued)

Liquidity and Financial Resources

As of December 31, 2002, the Company's current liabilities exceeded its current assets by approximately 852,840 thousand Rubles. As a result, uncertainties exist as to the Company's liquidity and future capital resources.

Since its privatization, the Company invested in expansion and modernization of its network. To a significant extent, the Company financed investment activities through current liabilities and vendor debt. The Company also requires access to debt and other long-term financing.

Management is addressing the Company's liquidity needs by implementing the following measures:

- Development of per minute billing system (as of July 31, 2003 per minute billing was implemented by the regional branch in Karelia and is pending in St. Petersburg and in other regions, as it requires a specific permissions by the Russian Ministry on Antimonopoly Policy, which are expected to be obtained to be obtained within the next 12 months),
- Replacement of hard currency debts by Ruble denominated bonds. The first placement of 300 million Rubles bonds was done in February 2002 (see Note 17 "Loans and borrowings"), and a second placement of 1,500 million Rubles bonds is planned for September 2003 (see Note 24 "Subsequent Events"),
- Management has delayed, and expects to continue to be able to delay, payment for certain operating costs to manage its working capital requirements, and
- If needed, certain projects may be deferred or curtailed in order to fund the Company's current operating needs.

Through 2003, management believes that there will be sufficient funding from (a) existing cash balances, (b) cash generated from operations, (c) placement of Ruble bonds in the Russian market, and (d) other financing from domestic lending institutions.

2. Summary of Significant Accounting Policies

Basis of Preparation

The Company maintains its accounting records and prepares its statutory accounting reports in Russian Rubles and in accordance with the Regulations on Accounting and Reporting in the Russian Federation. The accompanying financial statements presented in accordance with IFRS are based upon the statutory accounting records that are maintained in accordance with the Russian accounting regulations under the historical cost convention. These statutory accounting reports have been adjusted to present the accompanying financial statements in accordance with IFRS. IFRS include standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards and Standing Interpretations Committee Interpretations approved by the International Accounting Standards Committee Foundation that remain in effect. Significant differences exist between Russian Accounting Regulations and IFRS.

The consolidated financial statements have been prepared on an historical cost basis (adjusted for the effects of inflation in accordance with IAS 29).

Prior to 2002, the Company presented financial statements in accordance with accounting principles generally accepted in the United States. These financial statements had been denominated in US dollars.

In consideration of the 2002 reorganization, the Company changed to reporting its financial information in accordance with IFRS. As a result, these accounts reflect the first year that the Company has applied IFRS. As a result of the reorganization and the change in accounting, it was not practical for the Company to present comparative financial information for 2001, including the determination of retained earnings as of January 1, 2002.

Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries drawn up to December 31, 2002. As described above, the Company has accounted for the reorganization based on the principles of uniting of interests as described in IAS 22, "Business Combinations".

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company. Significant intercompany balances and transactions have been eliminated. Minority interests reflect the interests in the consolidated subsidiaries not held by the Company (See Note 10 'Subsidiaries').

2. Summary of Significant Accounting Policies (continued)

Investments in Associates

The Company's investments in its associates are accounted for under the equity method of accounting. An associated company is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture of the Company. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associates, less any impairment in value. The statement of operations reflects the Company's share of the results of operations of the associates.

Accounting for the Effects of Inflation

The accompanying consolidated financial statements are prepared in accordance with IFRS and under the historical cost convention and adjusted in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29).

The adjustments and reclassifications made to the statutory records for the purpose of IFRS reporting include the restatement for changes in the general purchasing power of the Ruble in accordance with IAS 29. IAS 29 requires that financial information prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. These adjustments were calculated using conversion factors derived from the Russian Federation Consumer Price Index ("CPI") published by the Russian State Committee on Statistics.

The indexes used to adjust amounts in these consolidated financial statements with respect to 2002 prices (2002 = 1.0) for the years ended December 31, and the respective conversion factors, are:

Year	Index	Conversion factor
1992	7,541	362.4
1993	67,846	40.3
1994	211,612	12.9
1995	487,575	5.6
1996	594,110	4.6
1997	659,403	4.1
1998	1,216,401	2.2
1999	1,663,091	1.6
2000	1,997,843	1.4
2001	2,374,037	1.2
2002	2,733,087	1.0

2. Summary of Significant Accounting Policies (continued)

Accounting for the Effects of Inflation (continued)

The main guidelines followed in adjusting the consolidated financial statements to current purchasing power are:

- All amounts are stated in terms of the measuring unit current as of December 31, 2002;
- Monetary assets and liabilities as of December 31, 2002 are not restated as they are already expressed in terms of the monetary unit current as of December 31, 2002;
- Non-monetary assets and liabilities which are not carried at amounts current as of December 31, 2002 and shareholders' equity are restated by applying the relevant conversion factors;
- Indexation adjustments to property and equipment applicable to prior periods are credited to retained earnings in the accompanying balance sheet;
- All items in the consolidated statements of operations and of cash flows are adjusted by applying appropriate conversion factors with the exception of depreciation, amortization and losses from disposal of fixed assets and other assets;
- The effect of inflation on the Company's net monetary position is included in the consolidated statement of operations as a gain or loss on net monetary position.

International accounting and financial reporting bodies believe that, beginning January 1, 2003, Russia should no longer be considered hyperinflationary. As a result, management has determined that it will cease to restate for changes in the general purchasing power of the Ruble subsequent to December 31, 2002. The annual rate of inflation during 2002 was 15.1%..

Foreign Currency Translation

Foreign currency assets and liabilities are translated into Rubles at official Central Bank of the Russian Federation ("CBR") exchange rates at the year end. Transactions denominated in foreign currencies are reported at the CBR rates of exchange at the date of the transaction. Any gains or losses on assets and liabilities denominated in foreign currencies arising from a change in official exchange rates after the date of transaction are recognized as currency translation gains or losses.

Transactions that are conducted in Rubles when the related assets and liabilities are denominated in foreign currencies (or conventional units) are recorded in the Company's financial statements on the same principles as transactions denominated in foreign currencies.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

The Company's accounting records relating to property and equipment are not designed to support their presentation in accordance with IAS 16, "Property, Plant and Equipment", IAS 29, "Financial Reporting in Hyperinflationary Economies" and IAS 36, "Impairment of Assets". As such, certain estimates were made by management to present property and equipment in the accompanying financial statements.

In 2003 the Company expects to hire an independent appraiser to assist in the reconstruction of the historical cost of the property and equipment in order to make the necessary adjustments, if any, to the Company's books and records in order to comply with IFRS.

Property and equipment are depreciated on the straight-line basis over the estimated economic useful lives of each class of assets as follows:

Buildings and constructions	20-50 years
Switches and transmission devices:	
Analogue switches	10-20 years
Digital switches	10-15 years
Cable and transmission devices:	10-20 years
Other fixed assets:	
Vehicles	5 years
Computers, office and other equipment	3-5 years

Construction in progress is recorded as the total of actual expenses incurred by the Company from the beginning of construction to the reporting date, adjusted for the effect of inflation from the date when such expenses occur to the reporting date in accordance with IAS 29.

Borrowing costs that are directly attributable to the acquisition or construction of fixed assets are capitalized as part of the cost of the related asset when it is probable that they will result in future economic benefits to the Company and the costs can be measured reliably. Capitalization of borrowing costs commences when the activities to prepare the asset for intended use start and lasts until the assets are ready for their intended use. Other interest expenses and borrowing costs are recognized as expenses in the period in which they are incurred.

Construction in progress is depreciated once the property and equipment are put into operation.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment (continued)

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property and equipment is the greater of the net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of operations.

The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense. Renewals and betterments are capitalized. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of operating results.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property and equipment. Management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property and equipment through normal operations.

Property and Equipment Contributions

Property and equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer and corresponding deferred income is recognized as a liability in the balance sheet and credited to the statement of operations on the same basis as the equipment is depreciated.

If contributions of property and equipment do not generate revenues such contributions are not recorded.

Grants received from municipal authorities for the purchase of property and equipment are reflected in the balance sheet as deferred income and recognized as income during the useful life of a respective asset in accordance with IAS 20 "Accounting for Government Grants and Disclosure of Government Aid Information".

2. Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost. Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition, subject to the constraint that, unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition. Intangible assets, excluding development costs, created within the business are not capitalized and are expensed in the year in which they are incurred.

Intangible assets are amortized on the straight-line basis over the estimated economic useful lives of each class of assets as follows:

Licenses	3-5 years
Software	7-10 years
Goodwill	5 years

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Research and Development Costs

Research and development costs are expensed as incurred.

Investments

All investments are initially recognized at cost. After initial recognition, investments classified as held for available-for-sale are measured at fair value. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortized cost using the effective interest rate method.

Inventories

Inventories are priced at the lower of cost or net realizable value. Cost is determined primarily using the specific identification method.

Accounts Receivable

Accounts receivable are stated at face value, less an allowance for doubtful accounts. An estimate of doubtful debts is made when collection of the full amount is no longer probable.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturity dates of three months or less as of December 31, 2002.

Interest-bearing Loans and Borrowings

All loans and borrowings are initially recognized at cost. After initial recognition, interest-bearing loans and borrowings, are subsequently measured at amortized cost using the effective interest rate method.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Pensions and Other Post-Employment Benefits

Social contributions (including contributions to the state pension fund are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate from 35.6% to approximately 18% to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 28% to 14% depending on the annual gross salary of each employee. The Company's contributions relating to the UST are expensed in the year to which they relate.

In addition to statutory pension benefits, the Company also contributes to defined benefit plans. The majority of the Company's employees are eligible to participate under such defined benefit plans based upon a number of factors, including years of service, age and compensation. Non-government pension fund "Telecom-Soyuz", which is not related to the Company, maintains the plans. The plans provide for payments of retirement benefits starting from statutory retirement age, which is currently 55 for women and 60 for men. The benefits are based on a formula recognizing minimal statutory pension level, length of service, both in the Company and in telecommunications industry as well as final average earnings and position in the Company. The benefits do not vest and are subject to the employee retiring from the Company on or after the above-mentioned respective ages. The Company makes contributions to the pension funds in the amounts representing fixed percentage of participating employees' salaries or in amounts fixed in the agreements with pension funds, depending on the nature of each particular agreement.

2. Summary of Significant Accounting Policies (continued)

Pensions and Other Post-employment Benefits (continued)

The Company has not complied with IAS 19, "Employee Benefits". Specifically, the Company has not made an actuarial determination of the present value of its benefit obligation under these arrangements to allow it to record its obligation and make the required disclosures under IAS 19 as of December 31, 2002.

In order to fund a portion of the Company's obligation, the Company has committed to contribute agreed amounts (negotiated annually) to certain non-government pension plans. Contributions made by the Company to these plans are charged to expense when incurred.

The Company is reviewing its employees' benefit plans, and intends to harmonize them upon completion of this review, obtain an actuarial analysis and record and adequately disclose the defined benefit plans obligations, in order to comply with the requirements of IAS 19, 'Employee Benefits'. Without an actuarial valuation, management is not able to quantify the impact, but believes the liability to be material.

Leases

Finance leases of equipment that transfer substantially all the risks and rewards incident to ownership of the leased item to the Company are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so far as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

Revenues

The Company categorizes revenue sources as follows:

1. Monthly subscription fees;
2. Long distance services – domestic and international;
3. Rent of channels;
4. Installation fees;
5. Internet services;
6. Radio broadcasting;
7. Rent of premises;
8. Telegraph services;
9. Wireless services;
10. Other telecommunication services;
11. Other revenues.

2. Summary of Significant Accounting Policies (continued)

Revenues (continued)

Monthly subscription fees

The Company recognizes revenues related to the monthly network fees for local services in the month that the service is provided to the subscriber.

Long distance services

Revenues from long distance services are based on time used by the caller, the destination of the call and the services utilized. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Rent of channels

The Company provides other telecommunication operators with assess to its network. The Company recognizes revenues related to rent of channels in the period when the services were rendered.

Installation fees

The Company recognizes installation fees for indefinite contracts with its subscribers as revenues when the installation is complete.

Internet services

The Company recognizes revenues related to the Internet services in the period when the services are rendered.

Radio broadcasting

The Company operates a wire-line radio-broadcasting network. The revenues primarily comprise the monthly fees from subscribers. The Company recognizes the revenues related to radio broadcasting in the period when the services were rendered.

Rent of premises

The Company leases its premises to other businesses under annual contracts. Renewal options are available on the majority of leases. These contracts are accounted for as operating leases and related rental revenues are recognized over the lease term.

Telegraph services

Revenues from telegraph services comprise fees for cable transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

2. Summary of Significant Accounting Policies (continued)

Revenues (continued)

Wireless services

The wireless services provided by the Company include paging services and GSM services. The Company recognizes the revenues related to wireless services in the period when the services were rendered.

Other telecommunication services

Other telecommunication services mainly include revenues from payphones network and rent of channels.

Other revenues

Revenues other than telecommunication revenues primarily consist of revenue from production of telecommunication equipment and its technical support, , and sales of handsets and accessories transportation services, maintenance of recreational facilities and other social infrastructure and sale of goods and services provided by non-core units.

Income Tax

Deferred tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12 "Income Taxes".

IAS 12 requires the use of a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. The Company's principal temporary differences arise in respect of property and equipment. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability settled based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities relating to undistributed earnings of associated companies are recognized when it is probable that such earnings will be remitted to the Company in the foreseeable future.

2. Summary of Significant Accounting Policies (continued)

Value-added Tax

Value-added tax ("VAT") related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the subscriber. VAT incurred for purchases and paid to suppliers may be reclaimed, subject to certain restrictions, against VAT related to sales. VAT related to purchase transactions that are not currently reclaimable as of the balance sheet dates are recognized in the balance sheets on a gross basis.

3. Segment Information

NWT operates in one industry, i.e. provision of wireline telecommunication services, on the territory of the North-West region of Russia. The Company's structure is based on territorial units, which service the corresponding parts of the Company's network. The Company's management considers that the Company operates in one geographical and business segment, and evaluates performance and makes investment and strategic decisions based upon a review of profitability for the Company as a whole.

4. Revenues and Expenses

Revenues

Revenues for the year ended December 31, 2002 are comprised of:

	2002
Monthly subscription fees	3,669,323
Long distance services – domestic	3,055,484
Long distance services – international	1,459,670
Rent of channels	624,570
Installation fees	574,771
Internet services	215,770
Radio broadcasting	158,282
Rent of premises	140,842
Telegraph services	127,859
Wireless services	94,177
Other telecommunication services	446,442
Other revenues	223,419
	10,790,609

4. Revenues and Expenses (continued)

Revenues (continued)

For the year ended December 31, 2002, the Company identified revenue by these major customer groups:

	2002
Residential (individual) customers	6,371,150
Corporate customers	3,998,980
Government customers	420,479
	10,790,609

Other Operating Expenses

	2002
Consultancy and other professional fees	110,610
Rent (excluding channel rent)	107,111
Business travel	68,206
Transportation expense	65,534
Fireguards and security	61,918
Fines and penalties	60,934
Payments to Gossvyaznadzor	48,018
Advertising	35,722
Purchase price of goods	34,815
Education	29,486
Mailing	22,170
Consultancy with respect to merger described in Note 1 above	11,545
Other	298,035
	954,104

Other (income) expenses, net

	2002
Research and development fund contributions	38,221
Other income	(37,593)
Loss from social assets write-off	16,395
Income from investments disposal	(26,719)
Other expenses	31,672
	21,976

5. Income Tax

Income Tax Expense

	2002
Current tax charge	348,194
Deferred tax charge	13,919
	362,113

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2002
Income before provision for income taxes and minority interest	846,245
At statutory income tax rate of 24%	203,099
Effect of:	
Expenses not deductible for tax purposes	170,837
Loss on disposal of property and equipment, not deductible for tax purposes	38,826
Permanent elements of monetary gain	115,889
Inflation effect on deferred tax balance at beginning of year	(185,475)
Other reconciling items	18,937
Income tax expense	362,113

Deferred tax assets and liabilities comprised of the following as of December 31, 2002:

	2002
Deferred income tax assets	
Accounts payable	287,450
Accounts receivable	43,831
Other	130,532
Gross deferred income tax assets	461,813
Deferred income tax liabilities	
Property and equipment	1,386,665
Investment valuation	212,047
Other	262,284
Gross deferred income tax liabilities	1,860,996
Net deferred income tax liability	1,399,183

6. Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Ordinary shares issued as part of the reorganization, that has been accounted for similar to a uniting of interests, are included in the calculation of the weighted average number of shares from January 1, 2002 as the financial statements of the Company are prepared as if the combined entity had always existed. Therefore, the number of ordinary shares is the aggregate of the weighted average number of shares of the combining entities, adjusted to equivalent shares of the Company outstanding after the reorganization.

	2002
Net income	482,872
Preferred dividends	(62,610)
Net income attributable to ordinary shareholders	420,262
Weighted average number of ordinary shares for basic and diluted earnings per share	735,917,222
Earnings per ordinary share, Rubles – basic and diluted	0.57

The Company has no potential dilutive shares outstanding.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

7. Dividends

Declared in 2002 (for the year 2001):

Dividends on ordinary shares	71,159
Dividends on preference shares	62,610
	133,769

Approved at the annual shareholders' meeting for 2002 (see Note 24, "Subsequent Events"):

Dividends on ordinary shares	47,099
Dividends on preference shares	28,283
	75,382

Dividends paid to shareholders are determined by the directors and legally declared and approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations.

8. Property and Equipment

Property and equipment were comprised of following:

	Buildings and constructions	Switches and transmission devices	Machines and other equipment	Assets under construction and equipment awaiting installation	Total
Cost					
As of December 31, 2001	21,990,547	17,934,953	4,003,165	814,224	44,742,889
Additions	-	-	-	2,127,606	2,127,606
Disposals	(472,482)	(621,267)	(167,541)	(66,090)	(1,327,380)
Transfers into operation	348,842	979,345	385,640	(1,713,827)	-
As of December 31, 2002	21,866,907	18,293,031	4,221,264	1,161,913	45,543,115
Accumulated Depreciation					
As of December 31, 2001	13,590,844	11,797,228	3,067,546	-	28,455,618
Charge for the year	527,235	831,916	328,790	-	1,687,941
Depreciation on disposals	(247,595)	(413,932)	(156,380)	-	(817,907)
As of December 31, 2002	13,870,484	12,215,212	3,239,956	-	29,325,652
Net book value as of December 31, 2002	7,996,423	6,077,819	981,308	1,161,913	16,217,463

The net book value of plant and equipment held under finance leases at December 31, 2002 is 86,772 thousand Rubles. Leased assets are pledged as security for the related finance lease liabilities.

The total interest costs capitalized during 2002 amounted to 9,835 thousand Rubles.

Fixed assets with a net book value of 623,009 thousand Rubles as of December 31, 2002 were pledged to secure bank loans.

The accounting for property and equipment does not comply with IAS 16, 29 and 36 – see Note 2 "Summary of Significant Accounting Policies".

9. Intangible Assets

Intangible assets were comprised of the following:

Cost	
As of December 31, 2001	203,102
Additions	**50,494**
Disposals	**(13,564)**
At December 31, 2002	**240,032**
Accumulated amortization	
As of December 31, 2001	96,617
Charge for the year	**45,540**
Disposals	**(3,985)**
At December 31, 2002	**138,172**
Net book value at December 31, 2002	**101,860**

10. Subsidiaries

As of December 31, 2002 the consolidated financial statements of NWT included the significant subsidiaries listed below:

Name	Nature of business	Percentage holding
OOO "Arkhangelsk's City Telephone Network"	Provision of network services	77%
OAO "Vologda's Cell Network"	Cell transmission services	60%

All consolidated entities are incorporated under the laws of the Russian Federation. Certain other subsidiaries have not been consolidated and were accounted for using the cost method, because of their immateriality. These investments were included in other financial investments. See Note 11 "Investments in Associates and Other Financial Investments" below.

11. Investments in Associates and Other Financial Investments

Investments in associates are comprised of the following as of December 31, 2002:

Name	Nature of business	Percentage holding	Carrying value
Accounted for using equity method:			
ZAO "Delta-Telecom", St. Petersburg	Cell network, NMT – 450 MHz	43%	**176,636**
OAO "WestBaltTelecom", Kaliningrad	Provision of network services	28%	**38,053**
ZAO "Medexpess", St. Petersburg	Medical insurance services	35%	**16,692**
ZAO "Severnaya Clearing Chamber", Vologda	Systems of payments and settlements	20%	**12,100**
OAO "Tele-Nord", Murmansk	Cell network, NMT – 450 MHz	25%	**2,679**
			246,160
Carried at cost:			
ZAO "Neva Cable", St. Petersburg	Manufacturing and sales of cables	49%	**394**
"KMS", Kaliningrad	Cell network, NMT – 450 MHz	34%	**300**
Other associates			**23**
			717
Less: allowance for impairment			**(717)**
			246,160

Associates accounted for using equity method were initially recorded at cost and the carrying amount was increased or decreased to recognize the NWT share of the profits or losses of the associates after the date of acquisition. All associates are incorporated under the laws of the Russian Federation.

11. Investments in Associates and Other Financial Investments (continued)

The following other financial investments in subsidiaries and in available-for-sale financial assets were accounted for at cost as of December 31, 2002:

Name	Nature of business	Percentage holding	Carrying value
OAO "Telecominvest"	Communication companies holding	15%	**615,336**
OAO "St. Petersburg Bank of Reconstruction and Development"	Banking services	18%	**21,495**
ZAO "St. Petersburg Center of Electrosvyaz"	Communication education services	54%	**15,359**
OAO "Svyazbank"	Banking services	0.4%	**14,597**
OAO "AMT"	Information and financial services	100%	**12,677**
OAO "RusLeasingSvyaz"	Leasing services	4%	**6,143**
Other			**35,312**
			720,919
Less: allowance for impairment			**(22,281)**
			698,638

All the above companies are incorporated under the laws of the Russian Federation.

As discussed in Note 10 "Subsidiaries" certain other subsidiaries have not been consolidated and were accounted for using the cost method, because of their immateriality, and included in the other financial investments above.

Available-for-sale financial assets do not have a quoted market price in an active market. Accordingly, management has reflected such assets at cost less impairment reserve.

12. Inventories

Inventories comprised of the following as of December 31, 2002:

	2002
Cable, materials and spare parts for telecommunication equipment	**214,239**
Finished goods and goods for sale	**13,864**
Other inventories	**936**
	229,039
Less: allowance for unused and obsolete inventory	**(3,108)**
	225,931

13. Accounts Receivable

Accounts receivable as of December 31, 2002 comprised the following:

		2002
Residential customers	(i)	**506,193**
Corporate customers	(i)	**274,817**
Government – customers	(i)	**115,892**
Government – compensations of tariffs	(ii)	**704,022**
Other receivables	(iii)	**137,277**
		1,738,201
Less: provision for doubtful accounts	(ii)	**(738,259)**
		999,942

(i) The Company invoices its governmental and corporate customers on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Rubles, in effect at the time of calls made.

(ii) In accordance with Russian legislation invalids, veterans and certain other categories of population pay only 50% of published tariffs for services provided by the Company. Local or Federal Government should reimburse the remaining 50%, however, fail to make such reimbursement in full. Most of the above allowance for doubtful accounts related to such receivables.

(iii) Other receivables include prepaid taxes and settlements related to the Company's non-core activities.

14. Other current assets

Other current assets as of December 31, 2002 comprised the following:

	2002
Input VAT	**376,237**
Prepayments and advances	**211,734**
Taxes paid in advance	**64,900**
Other assets	**138,780**
	791,651
Less: provision for doubtful accounts	**(110,370)**
	681,281

15. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2002 comprised the following:

	2002
Cash at bank and on hand	**327,925**
Short-term bank deposits	**19,251**
	347,176

16. Share Capital

The Company's Share Capital comprised of the following as of December 31, 2002:

Share capital:	2002	
	Shares	**Share capital**
Preference shares, 1 Ruble par value		
Shares issued and outstanding as of December 31, 2002	202,022,788	**202,023**
Shares authorized, not issued	64,605	
Ordinary shares, 1 Ruble par value		
Shares issued and outstanding as of December 31, 2002	735,917,222	**735,917**
Shares authorized, not issued	36,517	
Total share capital		**937,940**

The share capital account represents the authorized capital of the Company as stated in the Charter documents. Of the capital stock issued as of December 31, 2002, 78% were attributable to common shares and 22% attributable to preferred shares, type A. The ordinary shareholders are allowed one vote per share. Preferred shares type A are non-voting. All ordinary shares and type A preferred shares are eligible for distribution of earnings available in accordance with Russian statutory accounting regulations. Preference shares type A are entitled to a minimum annual dividend in the amount equal to 10% of statutory net income available for dividends. Dividends on preference shares type A may not be less than the dividends on ordinary shares. Shareholders of preference shares type A have a preference right to recover the par value of preference shares in liquidation.

16. Share Capital (continued)

The following represents the Company's shareholders as of December 31, 2002:

	Ordinary shares, %		Preference shares, %		Total
OAO "Svyazinvest"	374,172,243	51%	-	-	374,172,243
Brunswick UBS Warburg Nominees	102,844,749	14%	20,325,485	10%	123,170,234
Other legal entities	215,789,975	29%	86,720,674	43%	302,510,649
Individuals	43,110,255	6%	94,976,629	47%	138,086,884
	735,917,222	**100%**	**202,022,788**	**100%**	**937,940,010**

In August 2001, Securities and Exchange Commission registered the Company's Level 1 American Depositary Receipts (ADRs) program for ordinary shares. In September 2001, the Company concluded a respective Depositary Agreement with JP Morgan Chase Bank as a depositary. Each ADR is equal to 50 ordinary shares. No ADRs had been issued under this program through December 31, 2002 (see also Note 24 'Subsequent Events').

17. Loans and Borrowings

Short-term borrowings

As of December 31, 2002 the Company's short-term borrowings consisted of the following:

		Interest rate	2002
Sberbank	(i)	18-19%	88,900
Petrovskiy Bank	(iv)	20%	64,000
Svyazbank	(iii)	21-23%	20,000
Promenergobank	(ii)	18-22%	14,000
Other		18-23%	21,001
			207,901

(i) Sberbank

Consists of several loans totaling 88,900 thousand Rubles. The loans mature between January and October 2003. The Company pledged property and equipment of 168,789 thousand Rubles as collateral.

(iv) Petrovskiy bank

Consists of two loans totaling 64,000 thousand Rubles maturing in March and June 2003. The Company pledged property and equipment of 120,351 thousand Rubles as collateral.

17. Loans and Borrowings (continued)

Short-term borrowings (continued)

(iii) Svyazbank

Consists of several loans totaling 20,000 thousand Rubles. Two loans totaling 15,000 are payable at request. The remaining 5,000 thousand Rubles mature in March and in April 2003. The Company pledged property, plant and equipment of 31,288 thousand Rubles as collateral.

(iv) Promenergobank

Consists of several loans totaling 14,000 thousand Rubles. The loans mature in July and December 2003. The Company pledged property, plant and equipment of 21,387 thousand Rubles as collateral.

Long-term borrowings

As of December 31, 2002 the Company's long-term borrowings consisted of the following:

		Interest rate	Maturity	2002
Loans:				
Vnesheconombank	(i)	6-8.5%	2006	544,634
Svyazinvest	(ii)	Interest-free	2004	63,169
RTK-Leasing	(iii)	19%	2006	29,716
Other				17,998
Total loans				655,517
Vendor debt:				
Consortium comprising of Mitsui, Sumitomo and NEC Corporation	(iv)	LIBOR plus 2.2-2.5%	2004	594,807
Siemens	(v)	6-8%	2007	280,329
Other				88,236
Total vendor debt				963,372
Bonds:				
NWT bonds	(vi)	16-20%		300,000
Total long-term borrowings				**1,918,889**
Less: current portion of long-term debt				(793,162)
Total long-term borrowings, net of current portion				**1,125,727**

17. Loans and Borrowings (continued)

Long-term borrowings (continued)

(i) Vnesheconombank

The indebtedness represents the Company's liability to the Government for amounts paid by the Government under equipment delivery contracts concluded by the Company and foreign suppliers in 1995-1997. Vnesheconombank acted as the agent of the Government for effecting the payments and for the collection of the funds from NWT.

The balance outstanding consists of several debts totaling 544,634 thousand Rubles, including interest and penalties. These debts were originally denominated in German Marks and subsequently, following the introduction of the European currency, redenominated in Euro. The debts are unsecured.

The debts mature in 2006. However, due to the financial crisis in 1998, management is attempting to restructure these debts. On July 27, 2002, the Government issued a resolution # 574 that is aimed at restructuring of the debts in question for repayment through 2012. The restructuring agreements are expected for obtaining by the end of 2003.

(ii) Svyazinvest

In April 2000, the Company received a US Dollar-denominated interest-free loan. The loan is for 2,000 thousand USD (63,169 thousand Rubles as of December 31, 2002 exchange rate). Repayment of 1,000 thousand USD is due in December 2003 and the remaining 1,000 thousand USD in December 2004. The loan is not secured. As described in Notes 1 and 16, Svyazinvest is a majority shareholder of NWT.

(iii) RTK-Leasing

In June 2002, the Company entered into a loan agreement with RTK-Leasing for 29,716 thousand Rubles. The loan is repayable in monthly payments by January 2006. The loan is not secured.

(iv) Mitsui, Sumitomo and NEC

In March 2000, NWT entered into a debt restructuring agreements with several vendors: Mitsui, Sumitomo and NEC Corporation. The loans are for approximately 18,000 thousand Euros (594,807 thousand Rubles as of December 31, 2002 exchange rate). Pursuant to these agreements, the repayment terms, including interest, were amended, and NWT had to provide additional security in the form of guarantees by Svyazinvest. The interest rates range from 2.2% to 2.5% over the London inter-bank rate (LIBOR). Interest and principal payments are made monthly. The maturity date is in December 2004.

17. Loans and Borrowings (continued)

Long-term borrowings (continued)

(v) Siemens

Consists of several Euro-denominated vendor agreements with Siemens for the delivery and installation of telecommunications equipment. The loans are for 8,467 thousand Euros (280,329 thousand Rubles as of December 31, 2002 exchange rate). Some of the principal payments are due monthly and some quarterly. The maturity date is June 2008. The loans are secured by telecommunications equipment.

(vi) Bonds

On March 6, 2002, NWT issued 300,000 non-convertible bonds with face value of 1,000 Rubles each for a total of 300 million Rubles. The bonds were sold at a discount of 3.5%. The maturity date is April 10, 2004. Interest is payable in July 2002 at 20% p.a., in October 2002 at 19% p.a., in April 2003 at 18% p.a., in October 2003 and April 2004 at 16% p.a.

18. Obligations under Finance Leases

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance leases contracts together with the present value of the net minimum lease payments as of December 31, 2002 were as follows:

	Minimum payments	Present value of payments
Within one year	139,702	131,509
After one year but not more than five years	238,837	132,316
Total minimum lease payments	378,539	263,825
Less amounts representing finance charges	(114,714)	-
Present value of minimum lease payments	263,825	263,825

19. Accounts Payable and Other Current Liabilities

Accounts payable and other current liabilities consisted of the following as of December 31, 2002:

	2002
Accounts payable related to capital construction and other investing activities	388,446
Customer advances	359,399
Payables to employees	163,585
Trade payables to OAO "Rostelecom"	115,892
Research and development fund contributions	85,528
Other payables	219,112
	1,331,962

Other current liabilities primarily include amounts payable relating to salary and social insurance.

	2002
VAT	370,866
United social tax	67,155
Sales tax	44,079
Property tax	41,343
Income taxes	28,277
Other taxes	40,322
	592,042

20. Pension Plans and Employee Benefits

In 2002, the Company made various payments to employees in addition to salary. These payments generally represent financial aid to the Company's employees with limited abilities and bonuses to employees, which had made no breaches of internal policies during the last fiscal year. Such benefits were included in salary, benefits, salary taxes and other social expenses in the accompanying statement of operations and approximated 857,476 thousand Rubles.

As described in Note 2, "Summary of Significant Accounting Policies", "Pensions and Other Post-Employment Benefits", in addition to statutory pension benefits, the Company also contributes to defined benefit plans. The Company has not yet made an actuarial determination of the present value of its benefit obligation under these arrangements to allow it to record its obligation and make the required disclosures under IAS 19, 'Employee Benefits', as of December 31, 2002. In 2002 and prior years, the pension expenses have been recorded based on the amount of contributions paid to "Telecom-Soyuz". Pension fund contributions charged to expense in 2002 were 61,094 thousand Rubles.

21. Commitments and Contingencies

Capital Expenditure Commitments

The Company has purchase commitments for property and equipment incidental to the ordinary course of business. Such commitments aggregated 64,155 thousand Rubles as of December 31, 2002. In aggregate, these commitments are not at prices in excess of current market.

Insurance Coverage

The Russian insurance industry is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. During 2002, the Company did not maintain insurance coverage on a significant part of their property and equipment, business interruption, or third party liability in respect of property or environmental damage arising from accidents on the Company's property or relating to the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that the loss of destruction of certain assets could have a material adverse effect on the Company's operation and financial position.

Litigation, Claims and Assessments

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations. The financial statements do not include any adjustment that may result from these uncertainties.

22. Related Party Transactions

(1) The Government of the Russian Federation and State-owned telecommunications companies

As discussed in Note 16 'Share Capital', the Government of the Russian Federation, through 75% owned holding company Svyazinvest, has effective voting control over NWT. The Company regards Svyazinvest as its parent entity (as disclosed in Note 16, Svyazinvest owns 51% of the Company's ordinary stock). Svyazinvest was wholly owned by the Russian Government until July 1997, when the Government sold 25% plus one share of the Charter Capital of Svyazinvest to the private sector.

22. Related Party Transactions (continued)

(1) The Government of the Russian Federation and State-owned telecommunications companies (continued)

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of Svyazinvest and its subsidiary companies.

In addition, Svyazinvest effectively controls other recently privatized telecommunications companies, which have business relationships with the Company.

During 2002, the Company entered into transactions with such State-controlled and regulated companies that included provision of long-distance interconnection, establishment of joint telecommunications projects and others. NWT has a loan of 2,000 thousand USD outstanding to Svyazinvest as of December 2002 (see Note 17). Other transactions with State-controlled and regulated telecommunications companies, except for Rostelecom, were not material in 2002.

(2) Rostelecom

Rostelecom, a majority owned subsidiary of Svyazinvest, is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The Company has negotiated interconnection agreements with Rostelecom. The annual expense associated with traffic carried by Rostelecom and terminated outside of the Company's network is stated as interconnection charges. In 2002 interconnection charges related to Rostelecom amounted to 1,256,572 thousand Rubles, other expenses amounted to 216,596 thousand Rubles. The respective payable as of December 31, 2002 was 115,892 thousand Rubles.

(3) Transactions with State organizations

State organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget, including the Ministry of Defense, are users of the Company's network. These entities are generally charged lower tariffs as approved by the Ministry of Antimonopoly Policies and Entrepreneurship Support than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 47% of gross trade accounts receivable as of December 31, 2002 (819,914 thousand Rubles), including 704,022 thousand Rubles of compensations of tariffs of benefit categories of population (see Note 13 "Accounts receivable").

22. Related Party Transactions (continued)

(4) Associates

During 2002 the Company entered into transactions with its investees that included provision of interconnection into the common use network, rent of premises for technological and office use and other services.

ZAO "Delta-Telecom", an investee of the Company, provides mobile connections and rent of channels. Income received from ZAO "Delta-Telecom" in 2002 amounted to 24,683 thousand Rubles, expenses amounted to 12,338 thousand Rubles.

ZAO "Medexpress" provides insurance services for employees and property. Income received from ZAO "Medexpress" in 2002 amounted to 397 thousand Rubles, expenses amounted to 24,266 thousand Rubles.

The overall effect of other transactions with associated companies on the financial condition of the Company is not material.

The Company's consolidated balance sheet included the following balances of settlements with associates as of December 31, 2002:

	2002
Accounts receivable from associates	**7,888**
Accounts payable to associates	**66,014**

The consolidated statement of operations for 2002 included the following transactions:

	2002
Sales to associates	**39,794**
Purchases from associates	**61,114**

23. Financial Instruments

Interest Rate Risk

The following table sets out the carrying amount, by maturity, of the Company's financial instruments that are exposed to interest rate risk as of December 31, 2002.

	<1 year	1-5 years	Total
Fixed rate			
Long-term borrowings	567,927	756,155	1,324,082
Short-term borrowings	207,901	-	207,901
Obligations under finance leases	131,509	132,316	263,825
	907,337	888,471	1,795,808
Floating rate			
Long-term borrowings	225,235	369,572	594,807

'Long-term borrowings – fixed rate' include the 63,169 thousand Rubles interest-free loan from OAO Svyazinvest, repayable in December 2003 and 2004. Had the average interest rate of 14.6%, effective in the end of December 2002 for Ruble bank loans to enterprises been applied, the fair value of the loan would have been 51,160 thousand Rubles.

24. Subsequent Events

(1) Dividends

The Board of Directors of the Company proposed dividends for the year ended December 31, 2002 totaling approximately 75,382 thousand Rubles (of which 28,283 thousand Rubles – on preference shares, and 47,099 thousand Rubles - on ordinary shares). The proposed dividends were approved at the annual shareholders' meeting on June 23, 2003.

(2) Tariffs for telecom services

Effective July 2003, tariffs for certain type of local and long-distance calls and installation fees were increased by approximately 25% for individuals and 14% for legal entities. Tariffs for other services were increased by an average of 15%.

24. Subsequent Events (continued)

(3) Planned bond issue

In June 2003 the Company filed a prospectus to issue bonds for 1,500 million Rubles. The bond placement is planned for September 2003. The interest rate will be set on the date of issuance.

Repayment schedule is as follows:

1. After 3 years from the day of placement	450 million Rubles
2. After 3.5 years from the day of placement	450 million Rubles
3. After 4 years from the day of placement	600 million Rubles

However, the bond holders will have a right to claim early repayment at the end of two years after the bonds issuance date.

(4) Merger of OAO "Lensvyaz" and OAO "Svyaz" of Republic Komi.

On May 15, 2003, the Board of Directors approved plans for the merger with OAO "Lensvyaz" and OAO "Svyaz" of Republic Komi. The timing and financial effect of this event cannot be estimated at this time. The completion of mergers is subject to regulatory and shareholder approval.

(5) Telecommunications Reforms

- A new law "On Telecommunications" will come into effect on January 1, 2004.
- Subsequent to December 31, 2002, Rostelecom commenced reforms of the system of settlements with regional operators for domestic long-distance traffic. Under the existing method, settlements between Rostelecom and regional operators are based on one minute of domestic transit traffic sent through 50 km of Rostelecom networks. The integral settlement rate (ISR) contains two components – a linear component and a termination charge, which is calculated based on the weighted average of incoming and outgoing traffic. The ISR was set once a year based on the traffic data for the preceding year and distorted the economic benefits and costs of providing and terminating transit traffic in the year applied.

  Under the planned changes, full consideration is expected to be given to the cost of Rostelecom carrying and benefits to the Company in terminating domestic long-distance traffic. Such system will allow the Company to receive revenues for terminating domestic long-distance traffic based on actual volumes of traffic in the current period, which will increase the transparency and timeliness of settlements.

  As of July 31, 2003 the Company did not sign the new interconnection agreements with Rostelecom.

Management cannot currently predict the outcome of these changes on the Company's future operations.

24. Subsequent Events (continued)

(6) Implementation of Oracle

On June 3, 2003, the Board of Directors approved an agreement with ZAO Otkritiye Technologii 98 to purchase Oracle E-Business Suite for the amount of 15,460 thousand USD (approximately 470,000 thousand Rubles).

(7) ADRs Issuance

In July 2003 the Company started issuance of ADRs under the program described in Note 16 'Share Capital'. As of July 31, 2003, there were 15,780 ADRs issued that represented 789,000 deposited ordinary shares, or 0.1 % of total ordinary shares issued and outstanding.

Russian Financial Statements Prepared in Accordance with Russian Statutory Accounting Principles for Three Months, Six Months and for Nine Months of 2003

Copies available in the Quarterly Report for the 1st Q 2003, see item 19, the Quarterly Report for the 2nd Q 2003, see item 20, and in the Quarterly Report for the 3d Q 2003, see item 21

APPROVED BY

the annual General Meeting of the Shareholders
of OJSC North-West Telecom
Minutes No. 02-03 of June 23, 2003

Chairman, General Meeting of the Shareholders

A. A. Sysoyev

CHARTER
of the North-West Telecom
Open Joint Stock Company
(Version 02 - 03)

St. Petersburg
2003

Clause 1
General Provisions

1.1. The North-West Telecom Open Joint Stock Company (hereinafter referred to as "the Company"), previously named Petersburg Telephone Network Open Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 28.11.2001, Minutes No. 1), also known as Petersburg Telephone Network Open-Type Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 18.04.96, Minutes No. 1, to bring the name into compliance with the RF Civil Code and the Federal Law on Corporations) was established by the City Assets Management Committee of the Mayor's Office of St. Petersburg – Territorial Agency of the State Committee of Public Properties of the Russian Federation in its Resolution of February 10th, 1993.

The Company was incorporated by restructuring the State-owned communication and computer technologies enterprise named "Leningrad City Telephone Network, Red Banner Medal" in compliance with Decree No. 721 of the President of the Russian Federation "On Regulatory Actions for Conversion of State-Owned Enterprises and Voluntary Associations of State-Owned Enterprises into Incorporated Companies" dated 01.07.1992, and with other statutory enactments of the Russian Federation.

In accordance with the privatization plan approved on February 10, 1993 by the Chairman of the City Assets Management Committee of the Mayor's Office of St. Petersburg, the Company is the successor of all rights and liabilities of the State-owned Leningrad City Telephone Network, Red Banner Medal communication and computer technologies enterprise in respect of all liabilities to all of its creditors and debtors.

1.2. On the basis of the resolution passed by the General Meeting of Shareholders of OAO Petersburg Telephone Network of April 03, 2000, the Company was restructured in the form of takeover thereby of the St. Petersburg Long-Distance and International Telephone Open Joint Stock Company (OAO SPb MMT) and the St. Petersburg Telegraph Open Joint Stock Company (OAO SPT).

In accordance with:

- Cession Statement approved by the General Meeting of Shareholders of OAO St. Petersburg Long-Distance and International Telephone of March 31, 2000, Minutes No. 1/2000,

- Cession Statement approved by the General Meeting of Shareholders of OAO St. Petersburg Telegraph of March 30, 2000, Minutes No. 1-00,

The Company the successor of all rights and liabilities of OAO St. Petersburg Long-Distance and International Telephone and OAO St. Petersburg Telegraph in respect of all liabilities to all of their creditors and debtors.

1.3. On the basis of the resolution passed by the General Meeting of Shareholders of OAO Petersburg Telephone Network of November 28, 2001, the Company was restructured in the form of takeover thereby of the Artelecom Open Joint-Stock Company, Archangel Oblast (OAO Artelecom), Elektrosviaz Open Joint-Stock Company, Vologda Oblast (OAO Vologda Oblast Elektrosviaz), Elektrosviaz Open Joint-Stock Company, Kaliningrad Oblast (OAO Kaliningrad Oblast Elektrosviaz), Elektrosviaz Open Joint-Stock Company, the Republic of Karelia (OAO Republic of Karelia Elektrosviaz), Murmanelektrosviaz Open Joint-Stock Company (OAO Murmanelektrosviaz), Novgorodtelecom Open Joint-Stock Company (OAO Novgorodtelecom), Elektrosviaz Open Joint-Stock Company, Pskov Oblast (OAO Pskovelektrosviaz), and Cherepovetselektrosviaz Open Joint-Stock Company (OAO Cherepovetselektrosviaz).

In accordance with:

- Cession Statement of November 22, 2001 approved by the General Meeting of Shareholders of OAO Artelecom of November 22, 2001, Minutes No. 8,

- Cession Statement of November 21, 2001 approved by the General Meeting of Shareholders of OAO Vologda Oblast Elektrosviaz of November 21, 2001, Minutes No. 8,

- Cession Statement of November 23, 2001 approved by the General Meeting of Shareholders of OAO Kaliningrad Oblast Elektrosviaz of November 23, 2001, Minutes No. 1,

- Cession Statement of November 26, 2001 approved by the General Meeting of Shareholders of OAO Republic of Karelia Elektrosviaz of November 26, 2001, Minutes No. 10,

- Cession Statement of November 19, 2001 approved by the General Meeting of Shareholders of OAO Murmanelektrosviaz of November 19, 2001, Minutes No. 8,

- Cession Statement of November 21, 2001 approved by the General Meeting of Shareholders of OAO Novgorodtelecom of November 21, 2001, Minutes No. 8,

- Cession Statement of November 22, 2001 approved by the General Meeting of Shareholders of OAO Pskovelektrosviaz of November 22, 2001, Minutes No. 2,

- Cession Statement of November 20, 2001 approved by the General Meeting of Shareholders of OAO Cherepovetselektrosviaz of November 20, 2001, Minutes No. 2,

The Company is the successor of all rights and liabilities of OAO Artelecom, OAO Vologda Oblast Elektrosviaz, OAO Kaliningrad Oblast Elektrosviaz, OAO Republic of Karelia Elektrosviaz, OAO

Murmanelektrosviaz, OAO Novgorodtelecom, OAO Pskovelektrosviaz, OAO Cherepovetselektrosviaz in respect of all liabilities to all of their creditors and debtors.

The winding-up of OAO St. Petersburg Long-Distance and International Telephone was registered by the Chamber of Registrations, Administration of St. Petersburg, in Resolution No. 228239 dated December 28, 2000 as a result of its restructuring in the form of takeover by OAO Petersburg Telephone Network.

The winding-up of OAO St. Petersburg Telegraph was registered by the Chamber of Registrations, Administration of St. Petersburg, in Resolution No. 228240 dated December 28, 2000 as a result of its restructuring in the form of takeover by OAO Petersburg Telephone Network.

The winding-up of OAO Artelecom was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Archangel on October 31, 2002 under State Registration No. 2022900516747 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Vologda Oblast Elektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Vologda on October 31, 2002 under State Registration No. 2023500885384 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Kaliningrad Oblast Elektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Leningradsky District of Kaliningrad on October 31, 2002 under State Registration No. 2023900996601 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Republic of Karelia Elektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Petrozavodsk, Republic of Karelia, on October 31, 2002 under State Registration No. 2021000523652 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Murmanelektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Murmansk, Murmansk Oblast on October 31, 2002 under State Registration No. 2025100850784 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Novgorodtelecom was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Veliky Novgorod on October 31, 2002 under State Registration No. 2025300789050 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Pskovelektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Pskov, Pskov Oblast on October 31, 2002 under State Registration No. 2026000965308 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

The winding-up of OAO Cherepovetselektrosviaz was registered by the Office of the Russian Federation Ministry for Taxes and Duties in Cherepovets, Vologda Oblast on October 31, 2002 under State Registration No. 2023541236079 as a result of its restructuring in the form of takeover by OJSC North-West Telecom.

Clause 2
Name and Place of Business

2.1. Full corporate name of the Company in Russian:
открытое акционерное общество "Северо-Западный Телеком".
2.2. Abbreviated corporate name of the Company in Russian:
ОАО "СЗТ".
2.3. Full corporate name of the Company in English:
OJSC North-West Telecom.
2.4. Abbreviated corporate name of the Company in English:
OJSC N. W. Telecom.
2.5. Place of business: St. Petersburg, Russia.
2.6. Postal address of the Company: 191186, St. Petersburg, ul. Gorokhovaya 14/26 (ul. Bolshaya Morskaya 26). Telephone: (812) 315 47 06. Fax: (812) 110 62 77.

Clause 3
Legal Status of the Company

3.1. By its type, the Company is a public limited company. The Company was established for an unlimited period of activity.

The legal status of the Company, the procedures of its activity, restructuring, and winding up, and the rights and duties of the Company's shareholders are defined by Civil Code of the Russian Federation, the Federal Law on Corporations, and other Federal Laws and statutory documents of the Russian Federation enacted by appropriate State authorities within their frame of reference, and by this Charter.

Subject to any future revisions of the effective laws of the Russian Federation, this Charter shall apply in its part that does not contradict their peremptory rules.

In matters not covered by this Charter, the Company shall be governed by the effective laws of the Russian Federation, and by other statutory documents enacted by appropriate State authorities within their frame of reference.

3.2. The Company is a legal entity and owns separate property recorded on its independent inventory. The Company may acquire and exercise vested interests and personal intangible rights, perform duties, and be a plaintiff or a defendant at court on its own behalf.

The Company shall have a round seal bearing its full corporate name in Russian and an indication to its place of business, as well as other seals bearing officially approved lettering, stamps, and corporate letterhead forms with the Company's name, its own logo, trademark registered in an official procedure, and other instruments of visual identification.

The Company's subsidiaries and other structural divisions may have a round seal bearing the full names of the Company and the respective subsidiary / division in Russian, and an indication to the place of registration of the Company, as well as other seals bearing lettering approved in an appropriate procedure, and necessary stamps and forms designed in a uniform corporate style. Information on round seals so provided shall be contained in the Provisions on appropriate subsidiaries and divisions.

The Company may, in a legally established procedure, open bank and other accounts in and outside the Russian Federation.

3.3. The Company shall be held liable for its commitments to the extent of the value of property owned thereby, which may be seized for recovery purposes under the laws of the Russian Federation. The shareholders shall not be held liable for the Company's commitments, and shall take the risk of losses related to its activities to the extent of the value of shares owned thereby. Any shareholders who have not paid up their shares in full shall be jointly liable for the Company's commitments to the extent of the outstanding part of the value of shares owned thereby.

3.4. The Company shall not be held liable for liabilities of the State and its bodies, and its own shareholders. Equally, the State and its bodies shall not be held liable for liabilities of the Company.

3.5. The Company shall, for the purposes of implementation of the State, social, economic, and tax policies, be responsible for security of documents (administrative, business, personnel etc.), provide for transfer of documents of scientific and historic value to State archives, and store and use in the approved order documents on its personnel, and personal data of the Company's employees.

3.6. The Company shall ensure security of information constituting a State secret with any change in the functions of the Company, its form of ownership, restructuring, winding up, or termination of work using such information.

Access of Shareholders and controlling body members of the Company to information constituting a State secret shall be provided in compliance with the effective laws.

Clause 4
Purpose and Activities of the Company

4.1. The purpose of the activities of the Company is earning profit.

4.2. The main activities of the Company shall be:

4.2.1. local and intra-zonal telephone communication services;

4.2.2. long-distance and international telephone communication services via payphones and call offices;

4.2.3. cellular radio telephone services in the 450 MHz range;

4.2.4. mobile telephone services in a radial zone network (trunking);

4.2.5. services of mobile radio communication (of "Altai" type);

4.2.6. personal radio call services;

4.2.7. personal radio call services with a shared VHF/FM channel;

4.2.8. lease of data channels, TV and audio broadcasting channels, local and intra-zonal communication channels and paths, and physical telecommunication signal transmission chains

4.2.9. telematic services (including e-mail services, information resource access services, facsimile message service, information and inquiry services, message processing services, voice message service, speech information transmission services audio conference service, video conference service, Internet);

4.2.10. data transmission services,

4.2.11. telephone communication services using facilities of an intelligent communication network

4.2.12. telegraph communication services (including the 'telegram' service and the AT/Telex net service);

4.2.13. TV programs broadcasting via cable television networks;

4.2.14. wire broadcasting services

4.2.15. TV broadcasting services using transmitting facilities;

4.2.16. radio broadcasting services using transmitting facilities;

4.2.17. local telephone communication services using radio access equipment;

4.2.18. missions related to the use of information constituting a State secret;

4.2.19. actions and/or services related to State secret protection;

4.2.20. actions and/or services related to State secret protection and in particular, to functioning of coding devices;

4.2.21. actions and/or services related to State secret protection and in particular, to engineering data protection;

4.2.22. design of building and structures including development of special sections: construction management, cost estimates, and investment efficiency;

4.2.23. expert assessment of front-end and design documentation;

4.2.24. establishing and operation of trunk, zonal, and local telecommunication networks; development, implementation, and operation of telecommunication networks to provide transmission of various kinds of data (speech data transmission; facsimile, telegraph, etc. communication);

4.2.25. general construction and installation services to erect buildings and structures of Importance Level II;

4.2.26. installation of indoor utility pipelines and equipment; process equipment installation and start-up

4.2.27. functions of General Contractor and owner/developer, process and construction engineering;

4.2.28. construction, major repair, rebuilding, expansion, and updating of communication facilities;

4.2.29. construction, major repair, rebuilding, and updating of civil facilities

4.2.30. geodetic survey and mapping;

4.2.31. maintenance, repair, and sale of cash register machines;

4.2.32. maintenance, repair, and sale of communication equipment;

4.2.33. installation, repair, and maintenance of security alarm systems;

4.2.34. recovery of communication networks and facilities after failures and damage;

4.2.35. top-priority providing of communication services and facilities for the purposes of defense, governmental control, safety, and law enforcement;

4.2.36. actions to provide communication services in emergency situations;

4.2.37. implementation, in the established procedure, of plans for mobilization preparedness of the communication network, and emergency prevention and corrective actions;

4.2.38. lease of property

4.2.39. operation of gas industry facilities;

4.2.40. providing of guarantee and post-guarantee services, maintenance support, and aftersale service support, and repair of various equipment, including that of the highest technology level;

4.2.41. testing, including certification tests. Metrology support;

4.2.42. design, development, and implementation of advanced technologies;

4.2.43. manufacturing and sale of components and spare parts to various systems, machinery, and devices;

4.2.44. design, construction, reconstruction, restoration, and operation of industrial and non-industrial buildings and facilities, including residential houses;

4.2.45. production of construction materials, parts, and equipment, including structures of metal, concrete, wood, and other materials;

4.2.46. harvesting, processing, and sale of timber; manufacturing of joinery products and furniture;

4.2.47. design and development of software, informational, and mathematical programs for automated systems for various purposes;

4.2.48. production, processing, and sale of animal and vegetable produce;

4.2.49. production and sale of consumer goods;

4.2.50. procurement and intermediary trade business;
4.2.51. participation in establishing of stock, commodity and other exchanges, and trading houses
4.2.52. vocational education and training of personnel in and outside the RF;
4.2.53. establishing of a chain of brand outlets in and outside the RF
4.2.54. Services related to:
leisure, hotel, and medical service business;
cargo and cargo/passenger transportation by road, railroad, water, and other kinds of transport;
consulting, marketing, and engineering;
information activity in compliance with the effective laws;
supply of advertizing products and providing of advertizing services;
4.2.55. Sale and purchase of patents, inventions, and know-how in an officially established procedure;
4.2.56. arrangement of, and participation in fairs, auctions, and trade fairs in a legally established procedure;
4.2.57. arrangement of cultural exchange on a currency-free basis
4.3. Possessing general legal capacity, the Company shall have civil rights and perform civil duties necessary to pursue any kind of activity that is not prohibited by Federal law.
The Company shall obtain special permits (licenses) to pursue individual kinds of activities, the list of which is determined by Federal laws

Clause 5
Subsidiaries and Representative Offices of the Company

5.1. The Company may establish its subsidiaries and open its representative offices both in and outside the territory of the Russian Federation in an officially established procedure. Such subsidiaries and offices shall not be legal entities.
5.2. The Company has the following subsidiaries:
5.2.1. Archangel Oblast Artelecom subsidiary of OJSC North-West Telecom located at:
163061, Russia, City of Archangel, Troitsky pr. 45.
5.2.2. MurmanElektrosviaz subsidiary of OJSC North-West Telecom located at:
183038, Russia, City of Murmansk, ul. Lenina 82-a.
5.2.3. Novgorodtelecom subsidiary of OJSC North-West Telecom located at:
173001, Russia, Veliky Novgorod, ul. Lyudogoscha 2.
5.2.4. Petersburg Telephone Network subsidiary of OJSC North-West Telecom located at:
191186, Russia, St. Petersburg, ul. Bolshaya Morskaya 24.
5.2.5. CherepovetsElektrosviaz subsidiary of OJSC North-West Telecom located at:
162602, Russia, Vologda Oblast, City of Cherepovets, ul. Kommunistov 29.
5.2.6. Vologda Oblast Elektrosviaz subsidiary of OJSC North-West Telecom located at:
160035, Russia, City of Vologda, Sovetsky pr. 4.
5.2.7. Kaliningrad Oblast Elektrosviaz subsidiary of OJSC North-West Telecom located at:
236040, Russia, City of Kaliningrad, ul. Bolnichnaya 24.
5.2.8. Republic of Karelia Elektrosviaz subsidiary of OJSC North-West Telecom located at:
185000, Russia, City of Petrozavodsk, ul. Dzerzhinskogo 5.
5.2.9. Pskov Oblast Elektrosviaz subsidiary of OJSC North-West Telecom located at:
180000, Russia, City of Pskov, Oktiabrsky pr. 5.
5.3. The subsidiaries and representative offices of the Company shall act in compliance with the Provisions thereon to be approved by the Board of Directors. The Board of Directors shall make decisions on establishing of subsidiaries and opening of offices, and on their winding up.
The managers of subsidiaries and representative offices shall be appointed and dismissed by the General Manager subject to prior agreement with the Board of Directors, and shall act on behalf of the Company on the basis of a power of attorney.
The Managing Board may institute a congregate executive body of a subsidiary managing the implementation of decisions of the Company's bodies, and acting on the basis of Provisions to be approved by the Managing Board of the Company.

Clause 6
Authorized Capital of the Company. Placed and Declared Shares

6.1. The authorized capital of the Company is 937,940,010 (nine hundred thirty-seven million nine hundred forty thousand and ten) rubles.
6.2. The authorized capital of the Company consists of the denominational value of shares issued in the non-documentary form and acquired by the Shareholders, of which:
6.2.1. Ordinary registered shares: 735,917,222 (seven hundred thirty-five million nine hundred seventeen thousand two hundred and twenty-two). The denomination of each ordinary share is 1 (one) ruble.

6.2.2. Type A preferred registered shares: 202,022,788 (two hundred two million twenty-two thousand seven hundred and eighty-eight). The denomination of each preferred share is 1 (one) ruble.

6.3. The Company may, in addition to the placed ordinary shares as above, place 36517 (thirty-six thousand five hundred and seventeen) non-documentary ordinary registered shares (declared shares). The denomination of each declared ordinary share is 1 (one) ruble.

The Company may, in addition to the placed Type A preferred shares as above, place A 64 605 (sixty-four thousand six hundred and five) non-documentary registered Type A preferred shares (declared shares). The denomination of each declared Type A preferred share is 1 (one) ruble.

6.4. Declared shares as per 6.3 of this Charter shall, as soon as they are placed, provide all the rights established by Clause 7 and 8 of this Charter for the Company's shares of the respective category (type).

6.5. The authorized capital of the Company may be increased in the procedure provided by the effective laws of the Russian Federation and by this Charter, as follows:

6.5.1. by increasing the denomination of the Company's shares,

6.5.2. by placing additional shares within the number of declared shares as defined in 6.3 hereof

6.6. An increase of the authorized capital of the Company by increasing the denomination of shares shall be based on a resolution of the General Meeting of Shareholders of the Company passed by a majority of votes of the holders of the Company's voting shares attending the Meeting.

6.7. An increase of the authorized capital of the Company by placing additional shares in a closed subscription shall be based on a resolution of the General Meeting of Shareholders of the Company passed by a majority of three quarters of votes of the holders of the Company's voting shares attending the Meeting.

6.8. An increase of the authorized capital of the Company by placing additional shares in an open subscription, where the number of shares additionally placed in an open subscription exceeds 25 percent of shares previously placed by the Company, shall be based on a resolution of the General Meeting of Shareholders of the Company passed by a majority of three quarters of votes of the holders of the Company's voting shares attending the Meeting.

6.9. An increase of the authorized capital of the Company by placing additional shares in an open subscription, except for cases described in 6.8 of this Charter, shall be based on a resolution of the Board of Directors of the Company passed in a solid vote by all the members of the Board of Directors, disregarding the votes of drop-out Directors of the Company.

6.10. Additional shares placed by subscription may be paid for in cash money, securities, other valuables or proprietary rights, or other rights subject to monetary evaluation. The instrument of payment for additional shares shall be defined in the resolution on their placement.

6.11. The authorized capital of the Company may be reduced by reducing the denomination of shares or by reducing their overall number, and in particular by acquiring a part of shares, in case provided by the Federal Law on Corporations.

6.12. A resolution to reduce the authorized capital of the Company by reducing the denomination of shares or by acquiring a part of shares in order to reduce their overall number shall be passed at the General Meeting of Shareholders by a majority of votes of the holders of the Company's voting shares attending the Meeting.

6.13. The Company may not reduce its authorized capital if, as a result of such reduction, its amount becomes less than a thousand-fold Minimum Remuneration Rate as defined by the federal law as of the date of submission of documents for State registration of the respective revisions in the Charter of the Company, and in the case when the Company has to reduce its authorized capital by requirement of the effective laws of the Russian Federation, as of the date of the State registration of the Company.

6.14. If, by the end of the second, and each following fiscal year, the annual balance statement submitted to the Company's Shareholders for approval, or the results of an audit show that the value of the Company's net assets is less than its authorized capital, the Company shall reduce its authorized capital to a value not exceeding the value of its net assets.

Clause 7

Rights and Duties of Holders of Ordinary Shares of the Company

7.1. Each ordinary share of the Company grants its holder equal rights.

7.2. Each holder of the Company's ordinary shares shall have the right to:

7.2.1. participate in a General Meeting of the Shareholders of the Company in the procedure provided by the effective laws of the Russian Federation;

7.2.2. receive dividends in the procedure provided by the effective laws of the Russian Federation and by this Charter, when the same are declared by the Company;

7.2.3. receive a part of the Company's property remaining after the winding up thereof, in proportion to the number of shares held thereby;

7.2.4. have access to documents provided in Article 89.1 of the Federal Law on Corporations, in the procedure provided in Article 91 of said Law, and to obtain their copies for a compensation;

7.2.5. demand from the Company Registrar a confirmation of a Shareholder's right to shares by issuing to the Shareholder an extract from the Company's Shareholders register;

7.2.6. obtain from the Registrar information of all entries on its bankbook, and other information provided by statutory documents of the Russian Federation regulating the procedure of keeping of a Shareholders Register;

7.2.7. dispose of shares owned thereby without consent of other Shareholders and the Company;

7.2.8. in cases provided by the effective laws of the Russian Federation, defend its violated civil rights at court, and in particular, claim damages from the Company;

7.2.9. demand that the Company buy in all or any of the shares owned by such Shareholder, in cases and in the procedure provided by the effective laws of the Russian Federation;

7.2.10. sell shares to the Company when the Company decides to buy in such shares;

7.2.11. demand from the Company an extract from the list of persons authorized to participate in the General Meeting of the Shareholders containing data on a Shareholder;

7.2.12. preemptive right to purchase additional shares and issued convertible bonds that are placed by public subscription, in numbers proportional to the number of shares actually owned by them.

7.3. Any Shareholder owning over one percent of the Company's voting shares may demand from the Company's Registrar information on the name (title) of shareholders recorded in the Shareholders' Register, and on the number, category and denomination of shares owned thereby. (Such information shall be provided without specifying the addresses of shareholders.)

7.4. Any Shareholder(s) jointly owning at least one percent of the placed ordinary shares of the Company may apply to a court with a claim against a member of the Board of Directors, the sole executive body, or a member of the congregate executive body of the Company, as well as a managing entity or a manager, to recover losses caused to the Company as a result of a guilty act or omission of such persons, if no other grounds and scope of liability is not provided by the federal laws.

7.5. Any Shareholder(s) owning at least one percent of the votes at the General Meeting of the Shareholders may demand from the Company submission of a list of persons authorized to attend the Meeting. In such cases, the data contained in documents and the postal address of Shareholders on the list may only be submitted by consent of such Shareholders.

7.6. Any Shareholder(s) jointly owning at least two percent of the voting shares of the Company may propose items on the agenda of an annual General Meeting of the Shareholders and enter nominees for controlling and supervising bodies of the Company elected by the General Meeting of the Shareholders. When preparing an extraordinary General Meeting of the Shareholders with election of the Company's Board of Directors on its agenda, said Shareholder(s) may enter their nominees for election to the Company's Board of Directors.

7.7. Any Shareholder(s) jointly owning at least 10 percent of the voting shares of the Company may demand of the Board of Directors convening of an extraordinary General Meeting of the Shareholders. If, within a date provided by the effective laws of the Russian Federation and by this Charter, the Company's Board of Directors does not make a decision on the convening of an extraordinary General Meeting of the Shareholders or on the denial of its convening, such extraordinary meeting may be convened by said Shareholder(s).

7.8. Any Shareholder(s) jointly owning at least 10 percent of the voting shares of the Company may at any time demand an audit of the financial and business activity of the Company.

7.9. Any Shareholder(s) jointly owning at least 25 percent of the voting shares of the Company have the right to access to, and to copies of accounting documents and minutes of meetings of the Company's congregate executive body.

7.10. Holders of ordinary shares of the Company shall have other rights provided by the effective laws of the Russian Federation, and by this Charter.

7.11. Each holder of ordinary shares of the Company shall:

- inform the keeper of the Company's shareholders Register of any changes in its data;
- avoid disclosing confidential information on the Company's activities.

7.12. When a Shareholder of the Company intends, severally or jointly with its affiliated person(s), to purchase 30 or more percent of the placed ordinary shares of the Company, such Shareholder shall, at least 90 days in advance and not later than 30 days before the date of purchase of such shares, send the Company a written notification of its intention to buy said shares. Upon completion of such transaction(s) of share purchase, said Shareholder shall, within 30 days from the date of such purchase, invite other Shareholders of the Company to sell ordinary shares of the Company and issued convertible bonds owned by them to said Shareholder, at a market price, but not lower than their weighted average price over the six months preceding the date of such purchase.

The requirements of this paragraph apply to acquirement of each 5 percent of placed ordinary shares in excess of 30 percent of placed ordinary shares of the Company.

Clause 8
Rights and Duties of Holders of Type A Preferred Shares

8.1. Each Type A preferred share of the Company grants its holder equal rights.

8.2. Holders of Type A preferred shares shall be entitled to an annual fixed dividend, unless otherwise provided by this Charter. The total amount to be paid out as dividend on each Type A preferred

share shall be 10 percent of the Company's net profit by the results of the last fiscal year divided by the number of shares making 25% of the Company's authorized capital. Furthermore, if the sum of dividends paid out by the Company on each ordinary share in a particular year exceeds the sum payable as dividends on each Type A preferred share, the amount of dividends payable on the latter shall be increased to the amount of dividends payable on ordinary shares.

8.3. Holders of Type A preferred shares shall have the right to participate in a General Meeting of the Shareholders with the power to vote in matters of restructuring or winding up of the Company, and in matters of amendments to, or revisions of the Company's Charter, in cases when such revisions restrict the rights of said Shareholders.

8.4. Holders of Type A preferred shares shall have the right to participate in a General Meeting of the Shareholders with the right to vote any items on the agenda in cases when a meeting of Shareholders, irrespective of the reasons, did not pass the decision on distribution of dividends, or passed a decision on partial distribution of dividends on Type A preferred shares. Holders of Type A preferred shares will acquire this right starting from the meeting next to the annual meeting of the Shareholders, at which the decision on distribution of dividends was not passed, or a decision on partial distribution of dividends on Type A preferred shares was passed, and will lose it from the day of a first payment of dividends on said shares in full.

8.5. Holders of Type A preferred shares have the rights provided in 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11, 7.2.12 of this Charter for holders of the Company's ordinary shares. These rights shall be granted to holders of Type A preferred shares also in cases when such shares are not voting shares.

8.6. Holders of Type A preferred shares have the rights provided in 7.3, 7.6, 7.7, 7.8, 7.9 of this Charter in cases when Type A preferred shares have the right to vote any item within the frame of reference of the General Meeting of the Shareholders.

8.7. The holders of Type A preferred shares have the right to demand redemption by the Company of some or all of the shares owned by the Shareholder in cases and in the procedure provided by the effective laws of the Russian Federation.

8.8. The holders of Type A preferred shares owning at least 1 percent of votes at the General Meeting of Shareholders may demand from the Company the list of persons authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the Shareholders on the list may only be provided by their consent.

8.9. The holders of Type A preferred shares have other rights provided by the effective laws of the Russian Federation, other statutory documents of the Russian Federation, and by this Charter.

8.10. Each holder of Type A preferred shares of the Company shall:

- inform the keeper of the Company's shareholders Register of any changes in its data;
- avoid disclosing confidential information on the Company's activities.

Clause 9
Funds of the Company

9.1. The Company shall have a reserve fund in the amount of 5 percent of the Company's authorized capital.

The reserve fund of the Company shall be formed by annual deduction of at least five percent of the Company's net profit, until the fund reaches the size as provided in this paragraph.

The reserve fund is intended for covering the Company's losses, and for redemption of the bonds of the Company and buying in its shares, where no other resources are available.

The reserve fund may not be used for other purposes.

9.2. The Company may, by a resolution passed by the General Meeting of Shareholders in relation to the matter provided in paragraph 13 of 13.2 of this Charter, establish other funds, and in particular, an equity participation fund for the Company's personnel.

The resources of the equity participation fund shall be expended solely for buying in the Company's shares sold by the Company's Shareholders, for subsequent placement of such shares with said personnel.

When shares purchased at the expense of the equity participation fund for the Company's personnel are sold to the Company's employees for compensation, the proceeds from such sale shall be allotted for said fund.

The procedure of forming and spending of the funds' assets, and the purpose of the fund shall be defined by a Provision on the Equity Participation Fund to be approved by the Company's Board of Directors.

Clause 10
Dividends Of the Company

10.1. The Company may, once in a year, decide on (declare) distribution of dividends on the placed shares.

The dividends shall be paid out of the Company's net profit stated in the Profit and Loss Statement of the company for the year's results. Dividends on preferred shares may be paid out of the Company's funds specially allotted for this purpose .

In case of restructuring of the Company in the form of a takeover of other companies, the net profit of the Company shall be assessed by adding its net profit (loss) and the net profit (loss) of the merged companies calculated in compliance with regulations on accounting in the Profit and Loss Statement of such merged companies as of the latest report date (date of restructuring).

The decision on distribution of annual dividends, the amount of the annual dividend, and the form of its payment on shares of each category (type), and the date of payment shall be made by the General Meeting of the Shareholders. The amount of annual dividends may not exceed the value recommended by the Company's Board of Directors.

For such dividend distribution, a list of persons entitled to annual dividends shall be prepared at the Company. The list shall be prepared using the data of the Register as of the date of preparing of the list of persons authorized to attend the annual General Meeting of the Shareholders.

10.2. Dividends on shares of all categories (types) shall be paid out within a date to be set by the resolution of the General Meeting of the Shareholders to distribute the Company's annual dividend. Where the annual General Meeting of the Shareholders does not indicate a date of dividend payment on shares of all categories (types), the dividends on said shares shall be paid within 60 days from the day of passing the decision to pay annual dividends.

10.3. When declaring (deciding on) distribution of dividends, the Company shall be governed by restrictions set by the federal law.

Clause 11
Register of the Company's Shareholders. Registrar of the Company

11.1. The Company shall ensure keeping and maintaining of the Company's Shareholders Register in compliance with the requirements of the effective laws of the Russian Federation and other statutory documents of the Russian Federation.

11.2. The keeper of the Company's Shareholders Register shall be a specialist registrar exclusively occupied in keeping the Shareholders Register and having a license of an officially established type for such activity.

Approval of a Company Registrar and of the terms of the contract therewith, and termination of the contract with the Registrar shall be based on a resolution of the Company's Board of Directors.

11.3. The Company shall not be relieved of the responsibility for maintaining and keeping of the Shareholders Register. Where any improper actions of the registrar violate civil rights of a shareholder or a nominee shareholder, such shareholder or nominee shareholder may, in a procedure provided by the effective laws of the Russian Federation, apply to a court with a claim against the Company for recovery of violated civil rights, and in particular, for damages.

11.4. The Company Registrar shall perform the functions of the Returning Board of the Company. As such, the Company Registrar shall verify authorization of, and register persons attending a General Meeting of the Shareholders, qualify the quorum of a General Meeting of the Shareholders, explain controversial points raised in relation to the exercise by Shareholders (or their representatives) of their voting rights at the General Meeting, clarify the procedure of voting on items put to the vote, maintain the prescribed procedure of voting and Shareholders' rights to participate in the voting, count the votes, draft minutes on the voting results, and file the voting tickets in the archive.

When performing the functions of a returning board, the Registrar shall be governed by the effective laws, and by the Charter of the Company and other internal documents of the Company.

Clause 12
General Meeting of the Shareholders

12.1. The General Meeting of the Shareholders is the supreme controlling body of the Company.

12.2. The following matters, the resolution of which may not be delegated to the Board of Directors, General Manager, or Managing Board of the Company, shall be in the frame of reference of the General Meeting of the Shareholders:

1) revisions of, and amendments to this Charter, or approval of a new version of the Charter (except for cases provided by the Federal Law on Corporations), in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

2) restructuring of the Company, in which case a decision may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

3) winding up of the Company, appointment of a liquidation committee, and approval of the interim and the closing liquidation statement, in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

4) election to the Board of Directors, which shall be conducted by cumulative voting;

5) premature termination of authority of members of the Board of Directors, in which case a decision may be passed by a majority of votes of holders of the Company's voting shares attending the Meeting;

6) definition of the number, denomination, and category (type) of the Company's declared shares, and rights entitled by these shares, in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

7) increase of the Company's authorized capital by increasing the share denomination, in which case a decision may be passed by a majority of votes of holders of the Company's voting shares attending the Meeting;

8) increase of the Company's authorized capital by placing additional shares in a public subscription when the number of additionally placed shares exceeds 25% of the ordinary shares previously placed by the Company, in which case a decision may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

9) increase of the Company's authorized capital by placing additional shares in a close subscription in which case a decision may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

10) reduction of the Company's authorized capital by reduction of the share denomination, by purchase of a part of the shares by the Company in order to reduce their overall number, or by redemption of shares purchased or bought in by the Company. The decisions in these cases shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

11) election to the Company's Auditing Committee, and premature termination of its members' authority. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

12) approval of the Company Auditor. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

13) approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company, and distribution of profits, and in particular distribution (declaration) of dividends, and losses of the Company by the fiscal year results. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

14) establishment of the procedure of conduct of a General Meeting of Shareholders of the Company, a resolution on which shall be passed by a majority of votes of holders of the Company's voting shares attending the Meeting;

15) splitting and consolidation of shares. The decisions in these cases shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

16) resolutions on approval of transactions with vested interests; such resolutions shall be passed in the cases and in the procedure provided in Chapter XI of the Federal Law on Corporations;

17) approval of large transactions related directly or indirectly to purchase, disposal, or possible disposal by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions closed as part of the Company's usual business, transactions related to placement (sale) of the Company's ordinary shares, and transactions related to placement of issued securities convertible into ordinary shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) resolution on participation in holding companies, financial/industrial groups, associations, and similar business groups. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

20) placement by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are placed by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares exceeding 25 percent of the previously placed ordinary shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) decision on compensation, at the Company's expense, of the costs of preparation and conduct of an extraordinary General Meeting of the Shareholders of the Company in the case when the Board of Directors, against the effective laws of the Russian Federation, did not make a decision on convening of an extraordinary meeting, and such meeting is convened by other persons. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

22) relieving of a person which has acquired, independently or jointly with its affiliates, 30 or more percent of the placed ordinary shares of the Company, of the obligation to buy shares from other Shareholders of the Company. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting, except for the votes of shares owned by such person and its affiliates;

23) decision on delegation of the authority of the sole executive body of the Company to a managing entity or a manager, where a resolution shall be passed a majority of holders of the Company's voting shares attending the Meeting;

24) decisions on other matters provided by the Federal Law on Corporations and by this Charter.

12.3. The General Meeting of the Shareholders may pass resolutions on matters provided in subparagraphs 2, 7, 8, 9, 15-19, and 23 of paragraph 12.2 of this Charter exclusively when presented by the Board of Directors. In this case, other persons authorized under the effective laws of the Russia Federation to enter items on the agenda of an annual or extraordinary General Meeting of the Shareholders, may not demand that the Board of Directors enter the above matters on the meeting's agenda.

The General Meeting of the Shareholders may not review or make decisions on matters that are outside its frame of reference as defined by the Federal Law on Corporations.

The General Meeting is not authorized to pass resolutions on matters not on the agenda, or revise the agenda.

12.4. When the General Meeting of the Shareholders resolves matters of revisions of, and amendments to this Charter that restrict the rights of holders of a particular type of the Company's preferred shares, a resolution on such revisions or amendments shall be deemed passed if at least three quarters of votes of holders of the Company's ordinary shares attending the Meeting, and three quarters of holders of holders of said particular type of shares are for such resolution.

12.5. The Company shall hold an annual General Meeting of the Shareholders once in a year.

The annual General Meeting of the Shareholders shall not be held earlier than four months, or later than six months after the end of a fiscal year.

The annual General Meeting of the Shareholders may resolve the following matters:

election of the Board of Directors of the Company,

election of the Auditing Committee of the Company,

approval of the Company Auditor,

approval of annual reports, annual accounting including profit and loss statements (income statements) of the Company, approval of distribution of profits, and in particular distribution (declaration) of dividends, and losses of the Company by the fiscal year results,

other matters within the frame of reference of the General Meeting of the Shareholders.

12.6. Any Shareholder(s) jointly owning at least two percent of the Company's voting shares may enter items on the agenda of an annual General Meeting of the Shareholders, and make nominations to the Board of Directors and to the Auditing Committee of the Company, the number of which shall not exceed the membership of the respective body defined by this Charter. Such proposals shall be filed by the Company within 60 days from the end of the fiscal year.

12.7. Any general meetings of the Shareholders held in addition to the annual meeting shall be extraordinary.

An extraordinary General Meeting of the Shareholders may be held by decision of the Board of Directors on the basis of its own initiative, request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares as of the date of filing of such request. An extraordinary General Meeting of the Shareholders by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares shall be convened by the Board of Directors of the Company.

12.8. An extraordinary General Meeting of the Shareholders convened by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares, shall be held within 40 days from the date of filing of the request for convening of an extraordinary General Meeting of the Shareholders.

12.9. An extraordinary General Meeting of the Shareholders convened by request of the Company's Auditing Committee, the Company Auditor, or any Shareholder(s) owning at least 10 percent of the Company's voting shares, the agenda of which contains the item of election of members of the Company's Board of Directors, shall be held within 70 days from the date of filing of the request for convening of an extraordinary General Meeting of Shareholders.

When the number of members of the Board of Directors of the Company becomes less than the number making the quorum for meetings of the Board of Directors, the extraordinary General Meeting of the Shareholders convened by decision of the Board of Directors on the basis of its own initiative to decide on election of a new Board of Directors, shall be held within 70 days from the date of resolution on its holding passed by the Board of Directors.

12.10. During the preparation of an extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors of the Company on the agenda, any shareholder(s) jointly owning at least two percent of the Company's voting shares, may make nominations to the Board of Directors, the number of which may not exceed the membership of the Board of Directors as defined by this Charter. Such proposals shall be filed by the Company at least 30 days in advance of the day of the extraordinary General Meeting of the Shareholders.

Proposals on nominees for the Board of Directors of the Company shall contain information provided by Article 53 of the Federal Law on Corporations.

12.11. The list of persons authorized to attend the General Meeting of the Shareholders shall be drafted on the basis of data of the Company's Shareholders Register.

The date of drafting of the list of persons authorized to attend the General Meeting of the Shareholders shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of the Shareholders, and not more than 50 days and not less than 45 days in advance of the date of its holding.

The date of drafting of the list of persons authorized to attend an extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors on the agenda shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of the Shareholders, and not more than 65 days in advance of the date of its holding and not later than the date of notice of such extraordinary General Meeting of Shareholders.

12.12. The notice of convening of a General Meeting of the Shareholders shall be issued at least 20 days in advance, and notice of convening of a General Meeting of the Shareholders, the agenda of which contains the item of restructuring of the Company, at least 30 days in advance of its scheduled date.

Where the proposed agenda of an extraordinary General Meeting of the Shareholders contains the item of election of the Board of Directors, the notice of convening of an extraordinary General Meeting of the Shareholders shall be made at least 50 days in advance of its scheduled date.

Within the above dates, the notice of convening of the General Meeting of the Shareholders shall be sent to each person on the list of persons authorized to attend the General Meeting of the Shareholders by a registered letter, or handed to each of such persons against his / her signature, or published in the newspaper *Izvestiya*.

12.13. Persons authorized to attend the General Meeting of the Shareholders will be supplied, in the order and at the address(es) indicated in the notice of convening of the General Meeting of the Shareholders, with the following information (materials):

annual accounting, including the Auditor's opinion and the Auditing Committee's report on the results of the audit of the annual accounts,

information on nominees for the Board of Directors and the Auditing Committee of the Company,

draft revisions and amendments to be made in the Company's Charter, or the draft of a new version of the Company's Charter,

draft internal documents of the Company,

drafts of other documents, decisions on which are provided in draft resolutions of the General Meeting of the Shareholders,

draft resolutions of the General Meeting of the Shareholders,

other information (materials) required for submission under the applicable laws,

other information (materials) required for passing resolutions on agenda items of a General Meeting of the Shareholders, and included by the Board of Directors on the list of information (materials) submitted to the Shareholders during the preparation of the General Meeting of the Shareholders.

12.14. The General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by the Shareholders jointly owning over one half of the placed voting shares of the Company.

Participants to a General Meeting of the Shareholders shall be defined as Shareholders registered for participation therein, and Shareholders whose tickets are received not later than two days before the date of the General Meeting of the Shareholders. Participants to a General Meeting of the Shareholders held in the format of remote voting shall be defined as Shareholders whose tickets are received before the ticket filing deadline.

12.15. If the agenda of the General Meeting of the Shareholders comprises items to be voted by different groups of voters, the quorum for resolutions on such matters shall be fixed separately. In this case, the lack of quorum for resolutions on matters voted by one group of voters shall not prevent passing a resolution on matters voted by another group of voters where a quorum is available.

12.16. Where no quorum is available to hold an annual General Meeting of the Shareholders, a repeated annual General Meeting of the Shareholders shall be held with the same agenda. Where no quorum is available to hold an extraordinary General Meeting of the Shareholders, a repeated extraordinary General Meeting of the Shareholders shall be held with the same agenda. A repeated General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by Shareholders jointly owning at least 30 percent of votes of the placed voting shares of the Company.

The notice of holding of a repeated General Meeting of the Shareholders, and sending (handing) of voting tickets shall be completed at least 20 days in advance of the date и holding of such repeated General Meeting of the Shareholders.

The notice of holding of a repeated General Meeting of Shareholders where the agenda contains an item of restructuring of the Company shall be completed at least 30 days in advance of the date of holding of such repeated General Meeting of Shareholders.

When a repeated General Meeting of Shareholders is held earlier than 40 days after the abortive General Meeting of Shareholders, the persons authorized to attend such General Meeting of Shareholders shall be named in conformity with the list of persons who were authorized to attend the abortive General Meeting of Shareholders.

12.17. A General Meeting of Shareholders shall be presided by the person performing the functions of the sole controlling body, if not otherwise decided by Board of Directors of the Company.

12.18. Other matters related to preparation and conduct of annual and extraordinary General Meetings of the Shareholders, and in particular, the rules of procedure of the General Meeting of the Shareholders, shall be regulated by the Provision on the General Meeting of the Shareholders of the Company to be approved by the General Meeting of the Shareholders.

Clause 13
Board of Directors of the Company

13.1. The Board of Directors is a congregate controlling body of the Company providing general control of the Company's activity.

13.2. The Board of Directors of the Company shall be annually elected by the annual General Meeting of the Shareholders, in the number of 11 persons, by cumulative voting.

13.3. The General Meeting of the Shareholders may pass a decision on premature termination of authority of members of the Board of Directors. In this case, such a decision may only be made in respect of all the members of the Board of Directors simultaneously.

In case of premature termination of authority of the Board of Directors, authority of the new membership of the Board of Directors shall remain valid until the nearest scheduled annual general meeting.

13.4. The frame of reference of the Board of Directors of the Company shall encompass:

1) setting of priorities in the activity of the Company, and in particular, approval of the annual budget, medium-term and long-term budgets, development strategies and programs of the Company, revision of the above documents, and follow-up of their implementation;

2) pre-approval of operations extending beyond the limits set by the Company's annual budget;

3) convening of annual and extraordinary General Meetings of the Shareholders, except for cases provided by Article 55 (8) of the Federal Law on Corporations;

4) approval of the agenda of the General Meeting of the Shareholders;

5) setting the target date of drafting of the list of persons authorized to attend the General Meeting of the Shareholders, and other matters defined to be in the frame of reference of the Board of Directors as per the provisions of Chapter VII of the Federal Law on Corporations and related to the preparation and conduct of a General Meeting of the Shareholders;

6) interim approval of the Company's annual report;

7) increase of the Company's authorized capital by placing by the Company of additional shares at the expense of the Company's property, by distributing them among Shareholders, within the number of declared shares as defined by this Charter, except for the cases provided in paragraphs 8 and 9 of 12.2 of this Charter;

8) placement by the Company of bonds or other issued securities, in cases where under the terms of placement of such bonds or other issued securities they are not convertible into the Company's shares;

9) placement by the Company of convertible bonds or other issued securities convertible into shares, if such bonds (or other issued securities) are placed by public subscription, where such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares amounting to 25 or less percent of the previously placed ordinary shares;

10) pricing (cash evaluation) of assets, and the price of placement and redemption of issued securities in cases provided by the Federal Law on Corporations;

11) approval of resolutions on issue of securities, security issue prospectuses, reports on the results of issuance of the Company's securities, quarterly reports of the issuer of issued securities, and reports on the results of purchase of the Company's shares for the purpose of their redemption;

12) purchase of shares, bonds and other securities placed by the Company;

13) approval of the Company Registrar and of the terms of the contract therewith, and deciding on cancellation of the contract therewith;

14) recommendations on the rate of dividend on shares, and the format and dates of its payment; approval of an internal document on the dividend on the Company's shares;

15) applications of the reserve fund and other funds of the Company;

16) control over implementation of internal control procedures;

17) recommendations on the amount of fees and compensations to be paid to members of the Company's Auditing Committee, and approval of terms of the contract signed with the Auditor, including assessment of remuneration of the Auditor's services;

18) approval of the Provisions on the Company's structural unit performing the internal control functions, approval of nominees for the position of its manager, and addressing other matters where decisions shall be made by the Board of Directors in accordance with the Provisions on this unit;

19) approval of transactions related directly or indirectly to purchase, disposal, or possible disposal by the Company of property, the value whereof amounts to 0.75 to 25 percent of the book value of the Company's assets assessed by its accounts as of the latest reporting date;

20) approval of transactions related directly or indirectly to purchase, disposal, or possible disposal by the Company of property, the value whereof amounts to 25 to 50 percent of the book value of the Company's assets as of the latest reporting date, except for transactions closed as part of the Company's usual business, transactions related to placement (sale) of the Company's ordinary shares, and transactions related to placement of issued securities convertible into ordinary shares of the Company;

21) approval of transactions with vested interests, in cases provided by Chapter XI of the Federal Law on Corporations;

22) approval of the structure of the Company, including the essential functions of the structural units;

23) establishing of subsidiaries, opening of representative offices, their winding up, and approval of Provisions thereon;

24) preliminary approval of nominees for the positions of CEOs of subsidiaries and representative offices, and their dismissal;

25) determination of priority lines of business of subsidiaries;

26) appointment of the sole executive body (General Manager), setting of his/her term of service, and premature termination of his/her authority;

27) election (re-election of the Chairman of the Board of Directors and his deputy;

28) forming of the congregate executive body (Managing Board), definition of its term of service, and premature termination of the authority of members of the Managing Board;

29) approval of part-time service of the person performing the functions of the sole executive body of the Company, and members of the Managing Board of the Company in executive bodies of other companies;

30) permission to the person performing the functions of the sole executive body for a compensated part-time job in other companies;

31) establishment of standing or ad hoc (to address particular matters) committees of the Board of Directors, and approval of Provisions thereon;

32) appointment and dismissal of the Company's Corporate Secretary, and approval of Provisions on the Office of Corporate Secretary of the Company;

33) approval of the terms of contracts (supplementary agreements) signed with the General Manager, members of the Managing Board, managers of subsidiaries and offices, the manager of the Company's division performing the internal control functions, the Corporate Secretary of the Company, and review of matters to be resolved by the Board of Directors in accordance with the above contracts;

34) decisions on participation (joining, withdrawal, or a change in the interest) of the Company in other entities, by selling or buying interests and shares in other organizations, and by additional contributions to the authorized capitals of such organizations;

35) decisions on the Company's participation in non-profit organizations except for cases provided in subparagraph 18 of 12.2 hereof, by joining them as a sponsor, withdrawal, or making additional contributions (donations) as related to the Company's participation in non-profit organizations;

36) resolutions on the agenda items of general meetings of affiliates (or supreme controlling bodies of other entities) where the Company is the sole shareholder;

37) determination of the routines of Company's relationships with organizations where the Company participates;

38) approval of an internal document on disclosure of information on the Company;

39) approval of (other than those provided in 13.4 hereof) internal documents of the Company regulating matters in the frame of reference of the Board of Directors, except for internal documents, the approval of which is referred by the Charter of the Company to the frame of reference of the General Meeting of Shareholders and executive bodies of the Company;

40) other matters provided by the Federal Law on Corporations and by this Charter.

13.5. Matters within the frame of reference of the Board of Directors may not be delegated for resolution to the congregate or the sole executive body of the Company.

13.6. Resolutions on matters described in 7 and 20 of paragraph 13.4 of this Charter shall be passed by a solid vote by all the members of the Board of Directors, except for the votes of retiring members of the Board of Directors.

Where a solid vote of the Board of Directors on matters provided in 7 and 20 of paragraph 13.4 of this Charter cannot be reached, these matters may, by decision of the Board of Directors, be introduced for resolution by the General Meeting of the Shareholders. In this case, a decision may be passed by a majority of votes of holders of the Company's voting shares attending the meeting .

13.7. Other matters defined by the Federal Law on Corporations and by this Charter to be in the frame of reference of the Board of Directors, and not listed in 13.6 of this Charter, shall be passed by a majority of votes of members of the Board of Directors attending the meeting.

13.8. The procedure of convening and conduct of the Board of Directors, and the rates and procedures of payment of rewards and compensations to members of the Board of Directors shall be defined by the Provisions on the Board of Directors to be approved by the General Meeting of Shareholders.

13.9. Meetings of the Board of Directors shall be convened by the Chairman of the Board of Directors by his own initiative, or by request of a member of the Board of Directors, of the Company's Auditing, of the Company Auditor, of the congregate or the sole executive body of the Company, or by request of one or several shareholder(s) jointly owning at least five percent of the Company's voting shares.

13.10. The quorum for a meeting of the Board of Directors shall be over one half of elected members of the Board of Directors.

13.11. Meetings of the Board of Directors of the Company may be held in the format of joint attendance (in particular, via conference communication) or remote voting.

13.12. When assessing the quorum and the results of voting at a meeting held in the joint attendance format, the Board of Directors shall take into account written opinions of any member of the Board of Directors absent at its meeting.

13.13. When deciding matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote. In making decisions by the Board of Directors, the Chairman of the Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

13.14. The Chairman of the Board of Directors shall organize its functioning, convene meetings of the Board of Directors and preside at them, supervise the minute keeping at its meetings, and ensure effective functioning of committees of the Board of Directors.

13.15. The Board of Directors may appoint a deputy to the Chairman of the Board of Directors. When the Chairman of the Board of Directors is absent, his functions (including the right to sign documents) shall be performed by his deputy, and when the latter is not available, one of the members of the Board of Directors by a decision of the Board of Directors to be passed by a majority of votes of its members attending the meeting.

Clause 14
Managing Board of the Company

14.1. The Managing Board is a congregate executive body of the Company managing the execution of decisions of the General Meeting of the Shareholders and the Board of Directors of the Company.

14.2. The list of the Managing Board shall be determined, quantitatively and personally, by a decision of the Board of Directors of the Company subject to presentation by the General Manager of the Company and members of the Board of Directors.

14.3. The Managing Board shall be formed for a term to be defined by the Board of Directors of the Company at the appointment of its members.

By decision of the Board of Directors of the Company, the authority of any member (or all members) of the Managing Board of the Company may be terminated prematurely..

In case of premature termination of the authority of individual members of the Managing Board, the authority of new-appointed members shall be valid within the term for which the Managing Board of the Company is formed.

14.4. The frame of reference of the Managing Board of the Company shall encompass the following matters of management of the Company's current business:

1) development of proposals for the core activities of the Company, including draft annual budgets, draft medium-term and long-term budgets, strategies, and development programs of the Company, and proposals for revisions of said documents;

2) development and approval of internal control procedures;

3) development of personnel and social policies of the Company;

4) review and authorizing of collective agreements and contracts, and approval of the internal document regulating the general provisions of labor motivation;

5) preparation of materials and draft resolutions on matters subject to review by the General Meeting of the Shareholders and the Board of Directors, and submission of such materials to committees of the Board of Directors;

6) definition of the technical, business, and tariff policies of the Company and its subsidiaries, and development strategies and programs of the subsidiaries;

7) definition of the accounting policy, control over the methods of improvement of bookkeeping and managerial accounting, and over implementation of accounting to international standards in the Company and its subsidiaries;

8) definition of the methods of planning, budgeting, and controlling of the Company and its subsidiaries;

9) definition of the safety policy of the Company *and* its subsidiaries;

10) definition of the scope, form, and procedure of vesting and withdrawal of property allotted to a subsidiary;

11) definition of the number, and appointment of members of congregate executive bodies of subsidiaries, and premature termination of their authority; approval of the Provisions on the congregate executive body of a subsidiary;

12) preliminary approval of nominees for the positions of deputy CEOs and chief accountants of subsidiaries and representative offices, and their dismissal;

13) approval of the terms of contracts (supplementary agreements) to be signed with members of congregate executive bodies of subsidiaries, deputy CEOs, chief accountants of subsidiaries and representative offices, and review of matters, the decisions on which shall be made by the Managing Board under said agreements;

14) approval of annual and quarterly budgets of subsidiaries, revision of said documents, and review of the results of their implementation;

15) analysis of operation of structural divisions of the Company, detached units included, and development of mandatory guidelines for improvement of their operation;

16) approval of internal documents regulating matters in the frame of reference of the Managing Board, except for documents subject to approval by the General Meeting of the Shareholders and the Board of Directors of the Company.

14.5. The Managing Board may also decide on other matters of control of the Company's current business by assignment of the Board of Directors or by presentation of the General Manager of the Company

14.6. The procedure of convening and conduct of the Managing Board meetings, the procedure of decision-making by the Managing Board, and the amount of compensation to the members of the Managing Board and procedure of its payment shall be established in the Provision on the Company's Managing Board to be approved by the General Meeting of the Shareholders of the Company.

14.7. The rights, duties, and responsibility of the Managing Board members shall be defined in a contract to be signed between each of them and the Company. Such contracts shall be signed on behalf of the Company by the Chairman of the Board of Directors or by a person authorized by the Board of Directors.

Clause 15
General Manager of the Company

15.1. The General Manager is the sole executive body managing the current business of the Company. The General Manager shall be appointed by the Board of Directors.

15.2. The General Manager shall make decisions on matters that under this Charter are not within the frame of reference of the General Meeting of the Shareholders, the Board of Directors, or the Managing Board of the Company.

15.3. General Manager shall perform the functions of the Chairman of the Managing Board of the Company.

15.4. The General Manager shall act on behalf of the Company without any power of attorney, and in particular, represent its interests, enter into transactions on behalf of the Company, approve the manning tables, issue order and give instructions mandatory for all the personnel of the Company.

The General Manager shall be responsible for supervision of working with information constituting a State secret.

The rights, duties, term of authority, remuneration, and responsibilities of the General Manager shall be defined in a contract to be signed between the General Manager and the Company. The contract shall be signed by the Chairman of the Board of Directors or by a person authorized by the Board of Directors on behalf of the Company.

15.5. The General Meeting of Shareholders of the Company may at any time decide on premature termination of the authority of the General Manager of the Company, and on cancellation of the contract therewith.

Clause 16
Corporate Secretary of the Company.
Office of the Corporate Secretary of the Company

16.1. The Board of Directors may appoint a special person responsible for compliance of the Company's bodies and executives with procedural requirements ensuring the rights and interests of the Company's Shareholders, in the position of Corporate Secretary of the Company.

16.2. The rights, duties, term of service, remuneration, and responsibility of the Corporate Secretary of the Company shall be defined in internal documents of the Company, and in the contract to be signed thereby with the Company. Such contract shall be signed by the Chairman of the Board of Directors on behalf of the Company.

16.3. To ensure efficient performing by the Corporate Secretary of the Company of his/her duties, an office of the Corporate Secretary of the Company may be instituted in the Company. Its manning table, structure, and responsibilities shall be defined in an internal document of the Company to be approved by the Board of Directors

Clause 17
Control of the Finance and Business of the Company

17.1. For control of the finance and business, an Auditing Committee is instituted in the Company, which is a special structural unit performing the internal control functions, and an independent auditor shall be invited.

17.2. The Auditing Committee is an independent controlling body of the Company, which shall be elected at the annual General Meeting of the Shareholders for a term up to the next annual General Meeting of the Shareholders, in the number of seven persons.

17.2.1. The authority of individual members or of the entire list of the Auditing Committee may be prematurely terminated by resolution of the General Meeting of the Shareholders.

In case of premature termination of authority of members of the Auditing Committee, the authority of a new membership of the Auditing Committee shall be valid until the nearest annual General Meeting of the Shareholders.

When the number of the Auditing Committee' members becomes less than one half of the number of its elected members, the Board of Directors shall convene an extraordinary General Meeting of the Shareholders to elect a new list of the Auditing Committee. The remaining members of the Auditing Committee shall perform their functions until a new membership of the Auditing Committee is elected at the extraordinary General Meeting of the Shareholders.

17.2.2. The frame of reference of the Auditing Committee shall comprise:

- validation of data contained in reports and other financial documents of the Company;
- revealing of facts of any breach of statutory regulations of the Russian Federation related to procedures of bookkeeping and presentation of financial accounts ;
- verification of compliance with legal regulations in the calculation and payment of taxes;
- revealing of facts of any breach of statutory regulations of the Russian Federation, in compliance with which the Company shall pursue its business;
- assessment of economic advisability of the Company's financial and business transactions.

17.2.3. The audit (review) of the Company's financial and business activities shall be performed on the basis of the Company's annual returns.

The audit (review) of the Company's financial and business activities may also be performed at any time by initiative of:

Auditing Committee itself;

General Meeting of the Shareholders;

Board of Directors of the Company;

by request of any Shareholder(s) of the Company jointly owning at least 10 percent of the Company's voting shares, for any matter in the frame of reference of the General Meeting as of the date of such request.

17.2.4. By request of the Auditing Committee, persons holding offices in the Company's managing bodies shall submit documents on the financial and business activities of the Company.

17.2.5. The procedure of functioning of the Auditing Committee, and the rate and payment procedure of remuneration to members of the Auditing Committee shall be determined by the Provision of the Auditing Committee of the Company to be approved by the General Meeting of the Shareholders.

17.3. To ensure continuous internal control over all the business procedures, the Company shall institute a special structural unit independent from executive bodies of the Company, the activity of which shall be controlled directly by the Board of Directors of the Company.

The functions of such structural unit, the procedures of its activity, the procedure of personnel appointment, and requirements for the personnel shall be defined by an internal document to be approved by the Board of Directors of the Company.

17.4. For the purposes of verification and validation of its annual financial accounts, the Company shall annually engage a professional auditor with no property interest in the Company or its Shareholders.

17.4.1. The Auditor shall audit the finance and business of the Company in compliance with the statutory documents of the Russian Federation on the basis of the contract to be signed therewith.

17.4.2. The General Meeting of the Shareholders shall confirm the appointed Company Auditor. The terms of the contract to be signed with the Auditor, including the rate of its compensation shall be approved by the Board of Directors of the Company.

17.4.3. The audit of the Company's business shall be performed at any time when requested by Shareholders jointly owning 10 or more percent of the voting shares of the Company. The Shareholders initiating the audit shall send a written request to the Board of Directors, which shall contain grounds of such a request, the name(s) of the Shareholder(s), the number and category (type) of shares owned thereby, and the signature of the Shareholder or its proxy. Where the request is signed by a proxy, the letter of attorney shall be attached thereto..

Clause 18
Restructuring of the Company

18.1. The Company may be restructured on a voluntary basis by decision of the General Meeting of Shareholders. Other grounds and procedures of the Company's restructuring are defined by the effective laws of the Russian Federation.

18.2. The restructuring of the Company may take the form of merger, affiliation, splitting up, segregation, or transformation into another legal/ownership status in the procedure provided by the Federal Law on Corporations.

Clause 19
Winding Up of the Company

19.1. The Company may be wound up in a voluntary manner by decision of the General Meeting of Shareholders or by a court verdict, in the cases and procedure provided by the effective laws.

19.2. The Company shall initiate its voluntary winding up in cases provided by the effective laws of the Russian Federation.

19.3. Should the Company's property in case of its voluntary winding up be found insufficient to settle the accounts with all of the creditors of the Company, the Chairman of the Company's liquidation committee shall apply to the arbitration court for a simplified bankruptcy procedure to be applied to the Company

Decision of the Board of Directors of
OJSC North-West Telecom.
Minutes of the Meeting No. 30-03 of
08.12.2003

Amendments and Additions No. 1
to the Articles of Association
of the Open Joint-Stock Company *North-West Telecom*
(version 02-03)
registered by the Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg
(Certificate of Making an Entry in the Single State Register of Legal Entities No. 2037865000039 of 10.07.03)

1. Sub-clause 5.2.5 reading as follows shall be deleted:

«5.2.5. CHEREPOVETSELECTROSVYAZ, a branch of the open joint-stock company North-West Telecom, situated at:

29, ul. Kommunistov, Cherepovets, Vologda Oblast, 162602, Russia

2. The numbering of sub-clauses 5.2.6 – 5.2.9. shall be changed to 5.2.5. – 5.2.8 respectively.

Approved
by the Board of Directors
of OJSC North-West Telecom
Minutes No. 4-03
of 14th February 2003
Secretary of the Board of Directors
A. A. Bondarenko

____

Provisions
on the Procedure of Conducting in OJSC North-West Telecom Big Transactions, Transactions of Interest and Transactions, the Approval of Which, according to the Company's Articles of Association, Belongs to the Terms of Reference of the Board of Directors

St. Petersburg
2003

1. General

1.1 These Provisions regulate the procedure of conducting by the open joint-stock company North-West Telecom (hereinafter referred to as the Company) big transactions, transactions of interest and transactions, the approval of which, according to the Company's Articles of Association, belongs to the terms of reference of the Board of Directors.

1.2 The purpose of these Provisions is to ensure minimization of risks in conducting big transactions and transactions, the approval of which, according to the Company's Articles of Association, belongs to the terms of reference of the Board of Directors, and to avoid possible abuse in the Company's conducting transactions of interest.

1.3 These Provisions shall be approved by the Company's Board of Directors and shall be mandatory for execution by all structural units and officials of OJSC North-West Telecom.

1.4 All and any amendments and additions to these Provisions shall be prepared in writing and approved by the Board of Directors of OJSC North-West Telecom.

1.5 The Provisions shall take effect since 3rd April 2003.

2. Big Transactions

2.1. A big transaction is:
a transaction (including a loan, credit, mortgage or pawn) or several mutually related transactions connected with acquisition or alienation or the possibility of alienation by the Company directly or indirectly of property, the value of which is 25 and more per cent of the balance value of the Company's assets, determined by the data of its accounts as of the last date under report.

The classification of big transactions and the procedure of taking a decision on conducting big transactions are given in Appendix No.1 to these Provisions.

2.2. Big transactions do not include the transactions listed in clause 2.1 and meeting at least one of the following conditions:

1) transactions are conducted in the course of normal economic activities of the Company,
2) transactions are related to floating common shares of the Company through subscription (realization),
3) transactions are related to floating issued securities convertible into common shares of the Company.

3. Transactions of Interest

3.1. A transaction of interest is a transaction, the conditions of which, including the choice of the contractor, may be determined by personal material or other interest of particular persons that does not coincide with the interests of the majority of the shareholders and (or) of the Company on the whole.

3.2. The rules on approval of transactions of interest shall not be applied to the following transactions:

1) in conducting which all shareholders of the Company are interested;
2) in exercising the priority of acquiring shares floated by the Company;
3) in acquisition and redemption of floated shares by the Company.

3.3. Persons who may be interested in the Company conducting a transaction are:

1) Members of the Company's Board of Directors,
2) Members of the Company's Management,
3) General Manager of the Company,
4) Managing organization or administrator,

5) Shareholders – individuals holding independently (or jointly with their affiliated parties) 20 and more per cent of the voting shares of the Company.

6) Shareholders – legal entities holding independently (or jointly with their affiliated parties) 20 and more per cent of the voting shares of the Company.

7) Persons entitled to give instructions obligatory for the Company.

The above persons shall be considered as interested in the Company conducting a transaction, if they, their spouses, parents, children, full brothers or sisters or half brothers or sisters, adopters or adopted children and (or) their affiliated persons:

1) are a party, a beneficiary, an intermediary or a representative in the transaction;

2) own (each separately or in the aggregate) 20 or more per cent of the voting shares (parts) of the legal entity being a party, a beneficiary, an intermediary or a representative in the transaction;

3) hold posts in management bodies of the legal entity being a party, a beneficiary, an intermediary or a representative in the transaction, or posts in the management bodies of the managing organization of such a legal entity.

The classification of transactions of interest is given in Appendix No.2 to these Provisions.

3.4. The number of the voting shares of the Company, held by a shareholder (or held jointly by a shareholder and his affiliated parties) shall be determined by the data of the shareholders register as of the date of approving the transaction.

3.5. Persons who have been elected to the Company management bodies as of the moment of transaction approval and who still have the respective powers shall be considered as persons interested in the Company conducting a transaction and being members of the Company's management bodies.

3.6. The definition of affiliated parties shall comply with the laws of RF.

4. Transactions, the Approval of Which, according to the Company's Articles of Association, Belongs to the Terms of Reference of the Board of Directors

4.1. In these Provisions, transactions, the approval of which, according to the Company's Articles of Association, belongs to the terms of reference of the Board of Directors, mean:

1) transactions related to acquisition, alienation or the possibility of alienation by the Company directly or indirectly of property, the value of which is from 1 to 25 per cent of the balance value of the Company's assets, determined by the data of its accounts as of the last date under report, except for transactions conducted in the course of normal economic activities of the Company, transactions related to floating Company's shares through subscription (realization) and transactions related to floating issued securities convertible into shares of the Company in compliance with subclause 17 of clause 14.4. of the Company's Articles of Association;

2) transactions related to the Company's receiving and issuing loans, guarantees, pawns, credit agreements and agreements of loan or mortgage in compliance with subclause 20 of clause 14.4. of the Company's Articles of Association.

5. Procedure of Conducting Big Transactions, Transactions of Interest and Transactions, the Approval of Which, according to the Company's Articles of Association, Belongs to the Terms of Reference of the Board of Directors

5.1. The Department of Shareholders and Securities of the General Directorate of OJSC North-West Telecom is a structural division of the General Directorate of OJSC North-West Telecom, which is entrusted with a function of control over observing the procedure of conducting big transactions, transactions with interest and transactions, the approval of which,

according to sublause 17 of clause 14.4. of the Company's Articles of Association, belongs to the terms of reference of the Board of Directors.

5.2. The Department of Bank Servicing and Credit Policy of the General Directorate of OJSC North-West Telecom is a structural division of the General Directorate of OJSC North-West Telecom, which is entrusted with a function of control over observing the procedure of conducting transactions, the approval of which, according to sublause 20 of clause 14.4. of the Company's Articles of Association, belongs to the terms of reference of the Board of Directors.

5.3. In each branch of the Company, an order of the Regional Manager shall appoint a person in charge entrusted with the following functions:

1) control over the procedure of conducting big transactions, transactions of interest and transactions, the approval of which, according to the Company's Articles of Association, belongs to the terms of reference of the Board of Directors;

2) keeping the register (list) of interested persons of the Company on the basis of the data sent to the branch by the Department of Shareholders and Securities.

The person in charge shall check the draft contracts and agreements received by the branch for presence of the information listed in clause 2-4, and in case signs of a big transaction, a transaction of interest or a transaction, the approval of which, according to the Company's Articles of Association, belongs to the terms of reference of the Board of Directors are found, he/she shall provide a respective report and send all the materials on such a transaction to the Regional Manager of the Branch.

Within 3 weeks before the expected date of the transaction, the Regional Manager shall submit to the General Directorate of the Company a draft contract that will be made on behalf of the Company, a report on presence of signs of a big transaction, a transaction of interest or a transaction, the approval of which, according to the Company's Articles of Association, belongs to the terms of reference of the Board of Directors, a substantiation of the need of making the contract, as well as a conclusion of the legal and economic services of the branch on the presented draft as to the presence of commercial and legal risks existing in making and fulfilling it.

5.4. The Department of Shareholders and Securities of the General Directorate of OJSC North-West Telecom (hereinafter referred to as Department of Shareholders and Securities) shall check the following information by the materials received from Regional Managers and by the data of the programme *Registration and Approval of Contracts* in the General Directorate:

1) parties to the contract (full name, full name of the legal entity with the indication of the organizational and legal form);
2) availability of intermediaries or representatives;
3) brief description of the subject of the contract;
4) settlement procedure;
5) amount of the contract taking into account the applied taxes (VAT);
6) contact person.

5.5. Should the information listed in cl. 2-4. be lacking, the Department of Shareholders and Securities shall request respective data from the executive in charge under the contract.

5.6. The Department of Shareholders and Securities may request other information, which is required to establish whether the transaction is a big transaction, a transaction of interest or a transaction, the approval of which, according to the Company's Articles of Association, belongs to the terms of reference of the Board of Directors.

5.7. The Department of Shareholders and Securities shall check the received materials for presence or absence of signs of a big transaction, and in case of finding any signs of a big transaction, shall provide a report, in which it shall determine the procedure of approving such a transaction in compliance with the provisions of article 79 of the Federal Law On Joint-Stock Companies.

5.8. The Department of Shareholders and Securities shall check the received materials for presence or absence of interest in the Company conducting a transaction, and in case there is such an interest, it shall provide a report, in which it shall determine:

1) the list of interested persons with the indication of the signs of interest;
2) the procedure of approving such a transaction in compliance with article 83 of the Federal Law On Joint-Stock Companies;
3) the members of the Board of Directors or the shareholder(s) who may participate in voting on the issue of approving the transaction.

5.9. The Department of Shareholders and Securities shall check the received materials for presence or absence of signs of a transaction, the approval of which, according to subclause 17 of clause 14.4. of the Company's Articles of Association, belongs to the terms of reference of the Board of Directors, and in case of finding any signs of said transaction shall provide a respective report.

5.10. The time of preparing a report according to clauses 5.7., 5.8., 5.9 shall not exceed two working days from the day of recording the data on the transaction in the programme *Registration and Approval of Contracts* or from the date of materials receipt from Regional Directors.

5.11. The Department of Shareholders and Securities shall check the received materials for presence or absence of signs of a transaction, the approval of which, according to subclause 20 of clause 14.4. of the Company's Articles of Association, belongs to the terms of reference of the Board of Directors, and, in case of finding any signs of the said transaction, shall transfer the received materials to the Department of Bank Servicing and Credit Policy of the General Directorate of OJSC North-West Telecom.

5.12. The properly prepared contract and documents accompanying it (including reports prepared in accordance with clauses 5.7., 5.8., 5.9 of these Provisions) shall be considered within 2 days by the Department of Bank Servicing and Credit Policy, or, depending on the subject of the contract, by another department of the financial and economic service of the General Directorate (hereinafter referred to as financial and economic service).

If a contract is made on behalf of the Company by the Branch Regional Manager, the financial and economic service shall consider the draft contract, the documents enclosed to it and conclusions of specialists of the Branch. If there are no objections against the documents provided by the Branch, the financial and economic service shall approve the draft contract. If there are objections against the draft contract or against the conclusion of specialists of the Branch, the financial and economic service shall express its own opinion on the presented draft.

5.13. After the draft contract is considered by the Financial and Economic Service, the draft contract and the materials enclosed to it shall be transferred to the Legal Support Department of the General Directorate (hereinafter referred to as Legal Support Department).

5.14. The Legal Support Department shall consider the presented draft contract and the documents enclosed to it, within 2 days.

If the contract is made on behalf of the Company by the Branch Regional Manager, the Legal Support Department shall consider the draft contract, the documents enclosed to it and conclusions of specialists of the branch. If there are no objections against the presented documents, the Legal Support Department shall approve the draft contract. If there are objections against the draft contract or against the conclusion of specialists of the Branch, the Legal Support Department shall express its own opinion on the presented draft.

5.15. After the draft contract is considered by the Financial and Economic Service and the Legal Support Department, the draft contract and the materials enclosed to it shall be transferred for approval to other services of the General Directorate of OJSC North-West Telecom, depending on the subject of the contract, according to the procedure provided for by the Provisions on Work with Contracts and Claims in the Central Board of OJSC North-West Telecom.

5.16. After receiving all required conclusions and approvals, the draft contract and the materials enclosed to it shall be transferred to the Legal Support Department, which, depending on the presented materials, shall:

1) prepare a text of a notification to the Company's Management on the intention to make a contract, and shall hand it over to the General Manager with the enclosed draft contract and opinions of specialists;

2) prepare a text of a notification to the Regional Branch Manager on returning the draft contract to introduce amendments or additions, or on other grounds, and shall hand it over to the General Manager with the enclosed draft contract and opinions of specialists.

The notification to the Company's Management, signed by the General Manager, with the draft contract and the specialists' opinions on presence of commercial or legal risks, shall be handed over to the Secretary of the Management, who shall send it to members of the Management not later than 1 week before the expected date of the next meeting of the Management.

The notification to the Regional Branch Manager on returning the draft contract, signed by the General Manager, shall be sent to the Branch not later than 3 days after the notification is signed.

5.17. The draft contract, discussed by the Company Management, with the enclosed specialists' opinions and an excerpt from the minutes of the Company Management's meeting at which the draft contract was considered, shall be sent to the Legal Support Department, which, depending on the decision taken by the Company Management, shall:

1) prepare an address to the Board of Directors with a request to include the issue of approving the respective transaction (contract) in the agenda of a meeting of the Company's Board of Directors;

2) prepare an address to the Board of Directors with a request to include in the agenda of a meeting of the Company's Board of Directors the issue of convoking an extraordinary general meeting of the shareholders for approval of the respective transaction (contract);

3) prepare a notification to the Regional Branch Manager on returning the draft contract to introduce amendments or additions, or on other grounds.

The document prepared by the Legal Support Department, with the enclosed draft contract, specialists' opinions and an excerpt from the minutes of the Management's meeting at which the draft contract was considered, shall be transferred to the General Manager.

The address to the Company's Board of Directors, signed by the General Manager, with the draft contract and the specialists' opinion on presence of commercial or legal risks, shall be handed over to the Secretary of the Board of Directors, who shall send it to the Company's Board of Directors not later than 2 weeks before the expected date of conducting the transaction (making the contract).

The notification to the Regional Branch Manager on returning the draft contract, signed by the General Manager, shall be sent to the Branch not later than 3 days after the notification is signed.

The approved draft contract shall be handed over for General Manager's signature, or shall be sent to the Regional Branch Manager with a notification on approval of the respective transaction and an excerpt from the minutes of the meeting of the Company's body, which approved it in compliance with these Provisions.

6. Consequences of Failure to Observe Requirements in Respect of a Big Transaction, a Transaction of Interest and Transactions, the Approval of Which, according to the Company's Articles of Association, Belongs to the Terms of Reference of the Board of Directors

6.1. A big transaction conducted with violation of the requirements of article 79 of the Federal Law On Joint-Stock Companies may be recognized as invalid on the basis of an action brought by the Company or a shareholder.

6.2. A Transaction of Interest conducted with violation of the requirements provided for by the Federal Law On Joint-Stock Companies may be recognized as invalid on the basis of an action brought by the Company or a shareholder.

6.3. An interested party shall be liable to the Company in the amount of the losses inflicted by him/her/it to the Company. If several parties are liable, their liability to the Company shall be joint and several.

6.4. If a transaction, the approval of which, according to the Company's Articles of Association, belongs to the terms of reference of the Board of Directors, is conducted with violation of the requirements of the Company's Articles of Association, it may be recognized as invalid on the basis of an action brought by the party, in whose interests the Company's Articles of Association provide for restrictions on such a transaction.

Appendix 1.

Types of big transactions according to their subject		Classification of big transactions on the basis of the quantitative attribute	Procedure of taking a decision on conducting a big transaction	Consequences of the general meeting taking a decision on conducting a big transaction
Transactions connected with acquisition or alienation or the possibility of alienation of property by the Company	A transaction (including a loan, credit or pawn) or several mutually related transactions connected with acquisition or alienation or the possibility of alienation by the Company directly or indirectly of property, the value of which is 25 and more per cent of the balance value of the Company's assets, determined by the data of its accounts as of the last date under report, except for transactions conducted in the course of normal economic activities of the Company, transactions related to floating common shares of the Company through subscription (realization) and transactions are related to floating issued securities convertible into common shares of the Company.	Transactions with property, the value of which is 25 to 50 per cent of the balance value of the Company's assets, determined by the data of its accounts as of the last date under report	The decision is taken by the Board of Directors unanimously, without taking into account the votes of withdrawn members of the Board of Directors. If no unanimity of the Board of Directors is achieved, then the issue may be proposed for consideration by the general meeting of the shareholders upon decision of the Board of Directors. The general meeting shall take a decision on such an issue by the majority of votes of the shareholders holding voting shares and taking part in the general meeting of the shareholders.	
		Transactions with property, the value of which exceeds 50 per cent of the balance value of the Company's assets, determined by the data of its accounts as of the last date under report	A decision on conducting a transaction is taken by the general meeting of the shareholders by the majority of ¾ of votes of the shareholders holding voting shares and taking part in the general meeting of the shareholders.	Holders of voting shares who have voted against conducting a transaction or who have not participated in voting on the issue shall be entitled to demand redemption by the Company of the shares held by them

Appendix 2.

---

1. General Classification of Transactions of Interest


1.
JSC
Deals with
An interested party of the Company
2.
JSC
Deals with
Relatives of interested parties of the Company
3.
JSC
Deals with
Affiliated parties of the interested party of the Company, who is an individual businessman
4.
JSC
Deals with
Affiliated parties of the interested party, who is a legal entity and a shareholder of the Company
5.
JSC
Deals with
Companies and partnerships, in which interested parties of the Company control 20 and more per cent of votes
6.
JSC
Deals with
Companies and partnerships, in which relatives of interested parties of the Company control 20 and more per cent of votes
7.
JSC
Deals with
Legal entities, in the management bodies of which interested parties of the Company and their relatives hold positions
8.
JSC
Deals with
Third parties, in respect of which the above persons act as a representative, intermediary or beneficiary

2. Transactions with Relatives of Interested Parties of the Company (clause 3.3.)


JSC
Deals with
Spouses, parents, children, full brothers or sisters or half brothers or sisters, adopters or adopted children of
1)
a member of the Company's Board of Directors
2)
a member of the Company's Management Board
3)
the General Manager of the Company
4)
the manager
5)
an individual shareholder holding 20 and more per cent of the Company's voting shares
6)
an individual shareholder holding jointly with his affiliated parties 20 and more per cent of the Company's voting shares
7)
a person entitled to to give obligatory instructions to the Company

3. Transactions with affiliated parties of the interested party of the Company, who is an individual businessman


Affiliated parties of the individual businessman
Individual businessmen who may have affiliated parties
Spouses, parents, children, full brothers or sisters or half brothers or sisters, adopters or adopted children
3
An individual shareholder holding independently or jointly with his affiliated parties 20 and more per cent of the Company's voting shares
JSC
Deals with
A joint-stock company, - limited (additional) liability company, - general partnership, - trust partnership, in which this individual is entitled to have over 20 per cent of votes given by shares or parts in the authorized (nominal) capital
3
Member of management bodies of JSC – an individual.

4. Transactions with affiliated parties of the interested party who is a Company's shareholder in the form of a legal entity


JSC
Deals with
Members of management bodies of a big shareholder
- Members of the Board of Directors of a legal entity being a Company shareholder;
- the person acting as the single executive body of a legal entity being a Company shareholder;
- members of a collegiate executive body of a legal entity being a Company shareholder
Big shareholders of a big shareholder
Persons entitled to have over 20 % of the total number of votes given by shares (contributions, parts) comprising the authorized (nominal) capital of a legal entity being a Company shareholder
Subsidiaries of a big shareholder
A legal entity, in which the legal entity being a Company shareholder is entitled to have over 20 % of the total number of votes given by shares (contributions, parts) comprising its authorized (nominal) capital
Persons belonging to the same group of persons, to which the legal entity being a Company shareholder belongs
For member companies of FIG
Legal entities being parts of the financial and industrial group (FIG), of which the Company is a member
Members of management bodies of legal entities being parts of the financial and industrial group (FIG), of which the Company is a member

5. Transactions with companies and partnerships, in which the interested parties of the Company control 20 and more % of votes


JSC
Deals with
- joint-stock company,
- limited (additional) liability company,
- general partnership,
- trust partnership,
in which 20 and more per cent of voting shares or parts in the authorized (nominal) capital
belong to
1
Members of JSC's management bodies:
- member of the Board of Directors,
- General Manager (manager),
- member of the collegiate executive body
2
A shareholder – individual holding 20 and more % of voting shares of the Company
3
A shareholder – individual holding jointly with its affiliated parties 20 and more % of voting shares of the Company
4
A shareholder – legal entity holding 20 and more % of voting shares of the Company
5
A shareholder – legal entity holding jointly with its affiliated parties 20 and more % of voting shares of the Company

6. Transactions with companies and partnerships, in which relatives of the interested parties of the Company control 20 and more % of votes


JSC
Deals with
- joint-stock company,
- limited (additional) liability company,
- general partnership,
- trust partnership,
in which 20 and more per cent of voting shares or parts in the authorized (nominal) capital
belong to
1
Relatives of members of the Company's management bodies, their: spouses, parents, children, full brothers or sisters or half brothers or sisters, adopters or adopted children
2
Relatives of an individual shareholder holding independently 20 and more per cent of voting shares of the Company
3
Relatives of an individual shareholder holding jointly with its affiliated parties 20 and more per cent of voting shares of the Company

7. Transactions with legal entities, in the management bodies of which interested parties of the Company and their relatives hold positions


JSC
Deals with
A legal entity (any commercial organization, including state, municipal, unitary enterprises, production cooperatives, as well as nonprofit organizations), in the management bodies of which the following persons hold positions
1
Persons being members of Company's management bodies:
- member of the Board of Directors,
- General Manager (manager),
- member of the collegiate executive body
2
Relatives of members of the management bodies, their: spouses, parents, children, full brothers or sisters or half brothers or sisters, adopters or adopted children
3
A shareholder – individual holding 20 and more % of voting shares of the Company
4
A shareholder – individual holding jointly with its affiliated parties 20 and more % of voting shares of the Company

APPROVED BY
the Joint General Meeting of the Shareholders
(extraordinary)
of OJSC North-West Telecom
Minutes No. 01-03 of 14 February 2003

Chairman, General Meeting of the Shareholders:

A.A.Sysoev

PROVISION ON THE MANAGING BOARD

(Draft 02 – 03)

(With amendments and supplements No.1 of 05.07.04)

St. Petersburg
2003

1. GENERAL PROVISIONS

1.1. The present Provision on the Managing Board (hereinafter referred to as the Provision) in accordance with Civil Code of the Russian Federation, the Federal Law on Corporations and the Company's Charter shall determine the date and procedure for convening and holding of the Managing Board sessions as well as the decision-making procedure.

1.2. The Managing Board is a collegiate executive body of the Company managing the Company's current activity.

2. PURPOSE AND PRINCIPLES OF THE COMPANY'S ACTIVITY

2.1. Purpose of the Managing Board activity is to ensure an efficient operation of the Company.

2.2. For realization of the purpose of activity the Managing Board shall be guided by the following principles:

- urgently take the most objective decisions in the interests of the Company and its shareholders;
- conscientious, timely and effective execution of resolutions of the General Meeting of the Shareholders and the Board of Directors of the Company.

3. CHAIRMAN OF THE MANAGING BOARD

3.1. Functions of the Chairman of the Company's Managing Board shall be exercised by the person acting as a sole executive body of the Company.

3.2. Chairman of the Managing Board shall organize sessions of the Managing Board, take chair at them, sign all the documents on behalf of the Company and minutes of the Managing Board meetings, act without a power of attorney on behalf of the Company in accordance with the Managing Board resolutions taken within its competence.

3.3. In the absence of the Managing Board Chairman, if it is necessary to urgently take decisions on certain matters, the person acting as the General Manager shall organize the Managing Board meeting, take chair at it and sign the minutes of the meeting.

4. SECRETARY OF THE MANAGING BOARD

4.1. Secretary of the Managing Board shall be nominated by the Managing Board members at the first meeting by the majority of votes of the Managing Board members attending the meeting.

4.2. Managing Board has the right at any time to relieve the Managing Board Secretary from his duties and to nominate a new Secretary of the Managing Board.

4.3. In case of the absence of the Managing Board Secretary, the execution of his duties shall be imposed on another person by the majority of votes of the Managing Board members attending the meeting.

4.4. Secretary of the Managing Board has the right to:

4.4.1. request from the Company's officials the information and documents necessary for preparing the materials on the agenda items of the Managing Board meeting;

4.4.2. receive remuneration for execution of his duties and compensation of the expenses related to the execution of functions of the Managing Board Secretary in the amounts and following the procedure determined by resolution of the Managing Board.

4.5. Secretary of the Managing Board shall:

4.5.1. keep and draw up the minutes of the Managing Board meetings;

4.5.2. keep records and store the incoming documents and copies of outgoing documents of the Managing Board;

4.5.3. inform members of the Managing Board on holding the Managing Board meetings in accordance with the procedure and within time limits determined by the present Provision;

4.5.4. provide to members of the Managing Board the materials necessary for consideration of the agenda items of the Managing Board meetings in accordance with the procedure and within the time limits determined by the present Provision;

4.5.5. perform other functions provided for by the present Provision.

5. MEETING OF THE MANAGING BOARD

5.1. Meetings of the Managing Board can be held in the form of joint presence (including the use of conference telecommunications) or absentee voting.

5.2. Meetings of the Managing Board shall be held regularly and in accordance with the job schedule approved at the Managing Board meeting. If necessary, the Managing Board shall consider the matters not included into the job schedule.

5.3. A meeting of the Managing Board shall be convened by the Managing Board Chairman on his own initiative or on request of one of members of the Managing Board of the Company.

5.4. The Managing Board Secretary shall inform the Managing Board members in an arbitrary form of convocation of the Managing Board meeting, its form, venue and date (if the meeting is held in the form of joint presence), as well as on the agenda, at least 5 working days before the date of the meeting.

If it is necessary to urgently resolve any matter, the indicated period can be shortened.

Simultaneously with the notice, the Managing Board members shall receive all the necessary materials on the agenda items.

5.5. The quorum for a meeting of the Managing Board of the Company shall be at least one half of nominated members of the Managing Board.

Should the number of the Managing Board members become less than that constituting the indicated quorum, the Board of Directors of the Company shall take a resolution on determination of the quantitative composition and nomination of members of the Managing Board of the Company.

5.6. When decisions are taken by the Managing Board, the members of the Managing Board attending the meeting shall express their opinions on the agenda items by voting.

5.7. If a member of the Managing Board cannot attend the meeting in person, as well as in case of holding the meeting by absentee voting, the member of the Managing Board shall express his opinion on the agenda items in writing.

If the written opinion of the Managing Board member contains his voting, it shall be taken into account when determining the quorum and voting results.

A written opinion shall be presented by a member of the Managing Board before holding the Managing Board meeting, or, in case of holding the meeting as absentee voting, not later than on the final date for receiving written opinions from the Managing Board members.

The chairperson shall announce the written opinion of the Managing Board member non-attending the Managing Board meeting before starting voting of the agenda item on which this opinion has been presented.

5.8. Resolutions at the Managing Board meetings shall be taken by the majority of votes of the Company's Managing Board members attending the meeting.

5.9. When resolving matters at the Managing Board meeting each member of the Managing Board shall have one vote.

Transfer of the voting right by a member of the Managing Board to another person, including other member of the Managing Board, is not allowed.

In case of parity of votes of the Company's Managing Board members in taking decisions, the Managing Board Chairman shall have right of the casting vote.

5.10. The Managing Board Secretary shall keep the minutes at the Managing Board meeting.

The minutes of the Managing Board meeting shall be drawn up within 3 days after holding it.

The minutes of the meeting shall contain:

- the form of holding the meeting;
- venue and date of the meeting (in case of holding the meeting in the form of joint presence);
- persons attending the meeting;
- form of participation of each Managing Board member in the meeting held in the form of joint presence (personal presence at the meeting, participation in the conference telecommunications, drawing-up of a written opinion) ;

- agenda of the meeting;
- matters put to the vote and voting results on them;
- resolutions taken.

Minutes of the Managing Board meeting shall be signed by the person taking chair at the meeting and the Managing Board Secretary.

The Company shall store the minutes of the Managing Board meetings at the place of business of its executive body in accordance with the procedure and within the time periods determined by the federal executive body for the securities market. If such time periods have not been established, the Company shall permannetly store the minutes of the Managing Board meetings.

The Company shall ensure to the members of the Board of Directors, the Auditing Committee, the Company Auditor as well as to the shareholders jointly owning at least 25 of the Company's voting shares, access to the minutes of the Managing Board meetings.

6. REMUNERATION TO MEMBERS OF THE MANAGING BOARD AND COMPENSATION OF EXPENSES RELATED TO EXECUTION OF THEIR DUTIES

6.1. Members of the Managing Board of the Company during the period of execution of their duties shall receive a remuneration and compensation of the expenses related to the execution of functions of the Managing Board members.

6.2. The amount and procedure of determining the remuneration as well as its distribution between the members of the Managing Board shall be determined by resolution of the Board of Directors of the Company.

(Amendments and supplements No.1 of 05.07.04.)

6.3. Members of the Managing Board have the right to participate in the optional programs realized by the Company.

(Amendments and supplements No.1 of 05.07.04)

7. PROCEDURE OF APPROVAL OF THE PROVISION AND AMENDMENTS TO IT

7.1. The present Provision shall be approved by the General Meeting of the Shareholders by the majority of votes of the shareholders owning voting shares of the Company.

7.2. The present Provision can be supplemented and amended by the General Meeting of the Shareholders by the majority of votes of the shareholders owning voting shares of the Company.

7.3. If due to changes in the legislation of the Russian Federation or the Company's Charter certain clauses of the present Provision would contradict it, the Provision shall be applied in the part that does not contradict the current legislation and the Company's Charter.

APPROVED
by the annual General Meeting of the Shareholders
of OJSC North-West Telecom
Minutes No. 02- 03 of 23rd June 2003

Chairman of the General Meeting of the Shareholders

A.A.Sysoyev

PROVISIONS
ON THE GENERAL MEETING OF THE SHAREHOLDERS

of the Open Joint-Stock Company
North-West Telecom
(version 03 – 03)

St. Petersburg
2003

In compliance with the active law of the Russian Federation and the Articles of Association of the Open Joint-Stock Company North-West Telecom (hereinafter referred to as the Company), these Provisions on the general meeting of the shareholders (hereinafter referred to as the Provisions) define the procedure of holding the General Meeting of the Shareholders and other issues related to preparing and holding the annual and extraordinary general meetings of the Company's shareholders.

1. GENERAL MEETING OF THE SHAREHOLDERS: TYPES, FORMS AND TIMING

1.1. The general meeting of the shareholders is the supreme management body of the Company.

1.2. The Company shall hold the annual general meeting of the shareholders each year.

The following issues shall be considered by the annual general meeting of the shareholders:

electing the Company's Board of Directors,

electing the Company's Auditing Committee,

approving the Auditor of the Company,

approving annual reports, annual books and accounts, including profit and loss reports (profit and loss accounts) of the Company, as well as distributing the profit, including payment (declaration) of dividend, and losses of the Company based on the results of the fiscal year,

as well as other issues included in the terms of reference of the general meeting of the shareholders.

1.3. General meetings of the shareholders, held besides the annual meeting, shall be considered as extraordinary meetings.

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a request of the Company's Auditing Committee, Company's auditor and the shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the request is presented, according to the procedure provided for by these Provisions.

1.4. A general meeting of the shareholders may be held in the form of

a meeting – joint attendance of shareholders for discussion of the issues of the agenda and for taking decisions on the issues put forward for voting, or

absentee voting.

A general meeting of the shareholders, the agenda of which includes the issues of electing the Company's Board of Directors, electing the Company's Auditing Committee, approving the Company's auditor, as well as those of approving annual reports, annual books and accounts, including profit and loss reports (profit and loss accounts) of the Company, as well as the issues of distributing the profit, including payment (declaration) of dividend, and losses of the Company based on the results of the fiscal year, may not be held in the form of absentee voting.

1.5. An annual general meeting of the shareholders shall not be held before the expiry of four months or later than six months upon expiry of the fiscal year.

1.6. An extraordinary general meeting of the shareholders convoked upon request of the Company's Auditing Committee, Company's auditor or the shareholder(s) holding at least 10 per cent of the Company's voting shares shall be held within 40 days from the moment the request to hold an extraordinary general meeting of the shareholders is presented.

1.7. An extraordinary general meeting of the shareholders convoked upon request of the Company's Auditing Committee, Company's auditor or the shareholder(s) holding at least 10 per cent of the Company's voting shares with the agenda containing the issue of electing the members of the Company's Board of Directors shall be held within 70 days from the moment the request to hold an extraordinary general meeting of the shareholders is presented.

1.8. In case the number of the members of the Company's Board of Directors becomes less than the quorum required to hold meetings of the Company's Board of Directors, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative in order to consider the issue of electing the Company's Board of Directors shall be held within 70 days from the moment the Company's Board of Directors takes the decision to hold it.

1.9. Except for the case indicated in clause 1.8 of these Provisions, an extraordinary general meeting of the shareholders, convoked upon decision of the Company's Board of Directors on the basis of its own initiative in order to consider any issues included in the terms of reference of the general meeting of the shareholders, including the issues of:

- early termination of the powers of the Company's Board of Directors and election of the Company's Board of Directors (when the number of the members of the Company's Board of Directors is not less than the quorum required to hold a meeting of the Company's Board of Directors),

- election of the Company's Board of Directors (if the Board of Directors has not been elected due to a certain reason),

shall be held within the time established by the Company's Board of Directors, taking into account the requirements of the active law and the Company's Articles of Association.

2. PROCEDURE OF PUTTING FORWARD MOTIONS OF INCLUDING ISSUES IN THE AGENDA OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS AND OF PROPOSING CANDIDATES TO THE COMPANY BODIES ELECTED BY THE GENERAL MEETING OF THE SHAREHOLDERS, AND PROCEDURE OF PRESENTING REQUESTS TO CONVOKE AN EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

2.1. Motions of including issues in the agenda of the annual general meeting of the shareholders and motions of proposing candidates to the Company bodies elected by the general meeting of the shareholders may be put forward, and requests to hold an extraordinary general meeting may be presented by:

mailing to the address (location) of the single executive body of the Company, recorded in the single state register of legal entities;

delivering against signature to the person acting as the single executive body of the Company, Chairman of the Company's Board of Directors, Corporate Secretary of the Company or any other person authorized to accept mail sent to the Company;

faxing.

2.2. A motion of including issues in the agenda of the annual general meeting of the shareholders and a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders shall contain the information provided for by article 53 of the Federal Law On Joint-Stock Companies. A request to hold an extraordinary general meeting of the shareholders shall contain information provided for by article 55 of the Federal Law On Joint-Stock Companies. A motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders, contained in the request to hold an extraordinary general meeting of the shareholders, shall be covered by the respective requirements of article 53 of the Federal Law On Joint-Stock Companies.

2.3. A motion in respect of the agenda of the annual general meeting of the shareholders, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders and a request to hold an extraordinary general meeting shall be considered as received from the shareholders who (whose representatives) have signed them.

2.4. The portion of voting shares held by the shareholder(s) putting forward a motion to the agenda of the annual general meeting of the shareholders and/or proposing candidates to the Company bodies elected by the general meeting of the shareholders shall be determined as of the date such a motion is put forward.

The portion of voting shares held by the shareholder(s) requesting to hold an extraordinary general meeting shall be determined as of the date such a request is presented.

2.5. If a motion in respect of the agenda of the annual general meeting of the shareholders, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders or a request to hold an extraordinary general meeting is signed by a shareholder's representative, such a motion (request) shall be accompanied by a power of attorney (a copy of the power of attorney certified in compliance with the established procedure), containing information on the represented and the representative, which, in compliance with the Federal Law On Joint-Stock Companies, must be contained in a power of attorney for voting, prepared in compliance with the requirements of the Federal Law On Joint-Stock Companies in respect of preparing a power of attorney for voting.

2.6. If a motion in respect of the agenda of the annual general meeting, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders or a request to hold an extraordinary general meeting is signed by a shareholder (his/her/its representative), whose title to the shares is recorded on the custody account in a depositary, such a motion (request) shall be accompanied by a statement of the shareholder's custody account in the depositary keeping records of the rights to such shares.

2.7. When candidates are proposed to the Board of Directors or the Auditing Committee of the Company, the motion may be accompanied by the written consent of the proposed candidate and by information on the candidate to be provided to persons entitled to participate in the general meeting, in the course of preparation for holding the general meeting.

2.8. If a motion in respect of the agenda of the annual general meeting or a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders is sent by mail, the date indicated on the imprint of the calendar stamp confirming the date of sending the mail shall be considered as the date of putting forward such a motion.

If a request to hold an extraordinary general meeting is sent by ordinary letter or by ordinary mail, the date indicated on the imprint of the calendar stamp confirming the date of receiving the mail shall be considered as the date of presenting such a request, and if a request to hold an extraordinary general meeting is sent by registered letter or any other type of registered mail, the date of delivering the mail to the addressee against signature shall be considered as the date of presenting such a request.

2.9. If a motion in respect of the agenda of the annual general meeting, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders or a request to hold an extraordinary general meeting is delivered against signature, the date of delivery shall be considered as the date of putting forward the motion or presenting the request.

2.10. If a motion in respect of the agenda of the annual general meeting, a motion of proposing candidates to the Company bodies elected by the general meeting of the shareholders or a request to hold an extraordinary general meeting is faxed, the date, on which the Company receives the fax message in compliance with the procedure provided for by paragraph two of this clause, shall be considered as the date of putting forward the motion or presenting the request.

A fax message containing the motion or request shall be sent to the Company's fax No., and shall be received by the Company not later than the Company's official working day completion time. When a fax message is sent, the copy of the transmitted text shall bear the last name of the person who has sent the text, the date and time of transmission, as well as the last name of the person who has received the text. The person who has sent the text shall demand an acknowledgement of the text receipt, while the person who has received the text shall acknowledge the receipt by sending a reply fax message.

When the Company receives the original of a motion or a request that has been sent by fax, the date on which the Company receives the fax message shall be considered as the date of putting forward the motion or presenting the request.

2.11. The Company's Board of Directors shall consider received motions in respect of the agenda of the annual general meeting of the shareholders or motions of proposing candidates to the Company bodies elected by the general meeting of the shareholders and shall take respective decisions not later than five days upon expiry of the motions acceptance period established by the Company's Articles of Association.

Motions in respect of the agenda of the annual general meeting of the shareholders or motions of proposing candidates to the Company bodies elected by the general meeting of the shareholders, received by the Company later than within the established period of motions consideration, shall also be considered by the Board of Directors in compliance with the procedure provided for by the active law.

2.12. Motions on including issues in the agenda of the annual general meeting of the shareholders, motions of proposing candidates to the Company bodies elected by the general meeting of the shareholders and requests to convoke an extraordinary general meeting of the shareholders, received by the Company, may be revoked by the persons who have put forward the motions and presented the requests. Such revocation shall be sent by any method provided for by clause 2.1 of these Provisions for sending motions and presenting requests. The date on which the Company receives the mail, the date of delivering the revocation or the date on which the Company receives the fax message shall be considered as the date of the receiving the revocation.

3. PREPARATION FOR HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS

3.1. When getting prepared for holding the general meeting of the shareholders, the Company's Board of Directors shall determine:

the form of holding the general meeting of the shareholders;

the date, place and time of holding the general meeting of the shareholders and the mailing address, to which filled in ballots may be sent, or, if the general meeting of the shareholders is held

in the form of absentee voting, the date of expiry of the period during which voting ballots are accepted, and the mailing address, to which filled in ballots must be sent;

the time of starting the registration of persons participating in the general meeting of the shareholders;

the date of making up the list of persons entitled to participation in the general meeting of the shareholders;

the agenda of the general meeting of the shareholders;

the type(s) of preferred stock, the holders of which are entitled to vote on the issues of the agenda of the general meeting of the shareholders;

the procedure of notifying the shareholders on holding the general meeting of the shareholders;

the list of information (materials) provided to shareholders during preparation for holding the general meeting of the shareholders and the procedure of providing it;

the form and text of the voting ballot.

3.2. The place of holding the general meeting of the shareholders shall be fixed in the city (town, settlement) where the Company is located, or in another city (town, settlement) in the territory of the Russian Federation, where the Company's branch or representative office is located.

3.3. When the time of holding the general meeting of the shareholders is determined, the number of issues included in the agenda of the meeting shall be taken into account. The time of holding the general meeting shall not be earlier than 9 or later than 22 o'clock local time.

3.4. When determining the time of starting the registration of persons participating in the general meeting of the shareholders, the number of such persons included in the respective list shall be taken into account.

3.5. When approving the agenda of the general meeting of the shareholders, the Company's Board of Directors shall be entitled to unite two and more issues of the terms of reference of the general meeting of the shareholders in one issue of the meeting's agenda.

Issues may be united only in case a decision on one of such issues is impossible without taking decisions on the other, mutually related issues.

The following issues may not be united:

issues, on which different groups of voters are to vote;

issues, for taking decisions on which different numbers of votes of the shareholders holding the voting shares and taking part in the meeting are required.

4. NOTIFICATION OF HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS

4.1. A notification of holding the general meeting of the shareholders shall be provided not later than 20 days before the date it is held and a notification of holding the general meeting of the shareholders, the agenda of which contains the issue of Company re-organization, shall be provided not later than 30 days before the date it is held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Company's Board of Directors, a notification of holding an extraordinary general meeting of the shareholders shall be provided not later than 50 days before the date it is held.

A notification of holding a general meeting of the shareholders shall be provided in the form provided for by the active law of the Russian Federation and by the Company's Articles of Association and according to the procedure established by the Company's Board of Directors.

4.2. A notification of holding a general meeting of the shareholders shall contain the following data:

full official name of the Company and location of the Company;

form of holding the general meeting of the shareholders (a meeting or absentee voting),

date, place and time of holding the general meeting of the shareholders and the mailing address, to which filled in ballots may be sent, or, if the general meeting of the shareholders is held in the form of absentee voting, the date of expiry of the period during which voting ballots are accepted, and the mailing address, to which filled in ballots must be sent;

time of starting the registration of persons (their representatives) participating in the general meeting of the shareholders;

date of making up the list of persons entitled to participation in the general meeting of the shareholders;

agenda of the general meeting of the shareholders;

procedure of proving their powers by representatives of persons entitled to participation in the general meeting of the shareholders;

procedure of getting familiarized with the information (materials) to be provided to persons entitled to participation in the general meeting during preparation for holding the general meeting, and the address(es) where one can get it (address (location) of the single executive body of the Company, as well as addresses of other places where the information (materials) will be provided).

4.3. A notification sent to shareholders in respect of holding a planned general meeting of the shareholders, the agenda of which includes issues, voting on which may entail the right of demanding redemption by the Company of shares, shall contain, in addition to the information indicated in clause 4.2 hereof, the following information:

on whether the shareholders holding Company's voting shares have the right of demanding redemption by the Company of shares held by them, if they have voted against taking a decision or have not taken part in voting on these issues;

on the price and procedure of shares redemption.

4.4. A notification sent to shareholders in respect of holding an extraordinary general meeting of the shareholders, the agenda of which includes the issue of electing the Company's Board of Directors, in addition to the information indicated in clause 4.2 hereof, shall contain information on the procedure and timing of nominating candidates to the Company's Board of Directors by shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares.

4.5. Besides the information mentioned in clauses 4.2 – 4.4 hereof, a notification on holding a general meeting of the shareholders may contain other information on the procedure of shareholders participation in the general meeting of the shareholders.

5. QUORUM OF THE GENERAL MEETING OF THE SHAREHOLDERS. REPEATED GENERAL MEETING OF THE SHAREHOLDERS

5.1. A general meeting of the shareholders shall be considered as competent (having the quorum), if shareholders holding in the aggregate more than half of the votes granted by the floated voting shares of the Company have taken part in it.

Shareholders who have been registered for participation in the general meeting of the shareholders and shareholders, whose ballots have been received not later than two days before the date of holding the general meeting of the shareholders, shall be considered as having taken part in such a meeting. Shareholders, whose ballots have been received before the date of expiry of ballots acceptance period, shall be considered as having taken part in the general meeting of the shareholders, held in the form of absentee voting.

5.2. If there is no quorum for holding the annual general meeting of the shareholders, a repeated general meeting of the shareholders shall be held with the same agenda. If there is no quorum for holding an extraordinary general meeting of the shareholders, a repeated general meeting of the shareholders may be held with the same agenda.

A repeated general meeting of the shareholders shall be considered as competent (having the quorum), if shareholders holding in the aggregate at least 30 per cent of the votes granted by the floated voting shares of the Company have taken part in it.

If a repeated general meeting of the shareholders is held less than 40 days after the general meeting of the shareholders that has not taken place, the persons entitled to participation in the general meeting of the shareholders shall be determined according to the list of persons entitled to participation in the general meeting of the shareholders that has not taken place.

5.3. Based on the results of determining the quorum in respect of the agenda issues of the general meeting of the shareholders, the Company Registrar acting as the returning board shall make up a report on determining the quorum, to be signed by persons authorized by the Registrar.

If there is the quorum for holding the general meeting of the shareholders, the report on determining the quorum shall be made up not later than 15 days after closing the meeting, or after the date the ballots acceptance is over when the meeting is held in the form of absentee voting.

If there is no quorum for holding the general meeting of the shareholders, the report on determining the quorum shall be made up not later than 15 days after the planned date of holding the meeting that has not taken place or after the planned date of ending the ballots acceptance when the meeting that has not taken place was to be held in the form of absentee voting.

6. GROUPS OF VOTERS AT THE GENERAL MEETING OF THE SHAREHOLDERS

6.1. If the agenda of the general meeting of the shareholders includes issues, on which different groups of voters are voting, then the quorum for taking decisions on such issues shall be determined separately. In such a case the absence of the quorum for taking decisions on issues, on which one group of voters is voting, shall not prevent the meeting from taking a decision on issues, on which another group of voters is voting, if there is the quorum for taking such a decision.

6.2. Issues in the terms of reference of the general meeting of the shareholders, for voting on which the voters' groups are determined separately, include:

1) electing members of the Auditing Committee and early termination of their powers;

2) taking a decision on approving transactions with interest;

3) absolving a person who has acquired, independently or jointly with its affiliated persons, 30 and more per cent of floated common shares of the Company from the obligation to acquire shares from other shareholders of the Company;

4) re-organization of the Company;

5) liquidation of the Company, appointing of the liquidation committee and approval of the intermediate and final liquidation balance sheets;

6) introducing amendments and additions to the Articles of Association of the Company, restricting the rights of shareholders holding preferred shares of a certain type, including the cases of determining or increasing the amount of the dividend and (or) determining or increasing the liquidation value, paid on preferred shares of the previous turn, as well as granting advantages in the sequence of paying the dividend and (or) the liquidation value of shares to shareholders holding other types of preferred shares.

6.3. The right of vote at the general meeting of the shareholders in respect of the issue indicated in subclause 1 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting of the shareholders, except for members of the Company's Board of Directors or persons holding posts in the Company's management bodies.

The right of vote at the general meeting of the shareholders in respect of the issue indicated in subclause 2 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting, who are not interested in making the transaction.

The right of vote at the general meeting of the shareholders in respect of the issue indicated in subclause 3 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting of the shareholders, except for a person who has independently acquired 30 and more per cent of floated common shares of the Company, and its affiliated persons.

The right of vote at the general meeting of the shareholders in respect of the issues indicated in subclauses 4 and 5 of clause 6.2 of these Provisions shall belong to the shareholders holding Company's common shares and the shareholders holding Company's preferred shares of each type.

The right of vote at the general meeting of the shareholders in respect of the issue indicated in subclause 6 of clause 6.2 of these Provisions shall belong to the shareholders holding the Company's shares voting on all issues of the terms of reference of the general meeting of the shareholders, and to the shareholders holding the Company's preferred shares of each type, the rights for which are restricted.

6.4. The groups of voters on the issues of the agenda of the general meeting of the shareholders shall be determined as of the date of making up the list of persons entitled to participation in the general meeting of the shareholders.

6.5. If the quorum for different issues of the meeting's agenda is to be determined separately, the report on determining the quorum shall contain the data on whether there is or whether there is no quorum for each of such questions.

7. BODIES ORGANIZED FOR HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS

7.1. The person stipulated by the Company's Articles of Association shall be the chairperson of the general meeting of the shareholders. The chairperson of the general meeting of the shareholders shall hold the meeting, including:

1) announcement of opening and closing the meeting,

2) announcement of the persons providing information on the issues of the agenda,

3) control over the course of discussion of the issues of the agenda,

4) other functions provided for by these Provisions.

7.2. Upon decision of the Chairperson of the Meeting, a Presidium of the general meeting of the shareholders may be formed for participation in holding the general meeting of the shareholders, held in the form of a meeting.

The Chairperson and the members of the Presidium of the meeting shall jointly hold the general meeting of the shareholders and shall perform the functions provided for by subclauses 1 – 3 of clause 7.1. of these Provisions.

7.3. If the person presiding at the general meeting in compliance with the Company's Articles of Association is absent from an extraordinary general meeting held upon decision of bodies and persons entitled to request holding an extraordinary general meeting, the person taking the decision on holding the extraordinary general meeting (his/her representative) shall be the chairperson of the general meeting, or, if the decision on holding the extraordinary general meeting has been taken by several persons or by members of a collegial body, one of them, appointed by their decision shall be the chairperson.

7.4. A Secretary (Secretariat) of the general meeting of the shareholders shall be appointed by the Chairperson of the general meeting of the shareholders to keep minutes of the general meeting of the shareholders.

7.5. If a Corporate Secretary of the Company has been appointed in the Company, the Corporate Secretary shall perform the following duties as the secretary of the general meeting of the shareholders:

1) taking appropriate measures to ensure preparation and holding of the general meeting of the shareholders in compliance with the requirements of the laws, Articles of Association and other bylaws of the Company on the basis of the decision on holding the general meeting of the shareholders, taken by the Company's Board of Directors or by other bodies and persons in compliance with the requirements of the law and the Company's Articles of Association;

2) preparing orders to the Company's Registrar on making up the list of persons entitled to participation in the general meeting of the shareholders and the list of persons entitled to getting a dividend on the basis of the shares;

3) forming the materials that are to be provided for the general meeting of the shareholders, ensuring access to them, certifying and providing copies of appropriate documents upon request of the persons entitled to participation in the general meeting of the shareholders;

4) notifying all members of the management and control bodies of the Company on holding the general meeting of the shareholders;

5) collecting the filled in voting ballots received by the Company at addresses fixed for receiving them, and handing over such ballots in due time to the Company's Registrar acting as the returning board;

6) answers to questions of the participants of the general meeting as to the procedure of holding it in connection with the application of these Provisions and observance of the requirements of the active law, as well as taking measures to resolve conflicts related to the procedure of preparation for and holding of the general meeting of the shareholders;

7) organizing the keeping of the minutes of the general meeting of the shareholders.

If a Corporate Secretary has not been appointed or is absent from the general meeting of the shareholders or at a certain moment of preparing it, the said duties shall be performed by the Secretary of the Meeting and/or by other persons in the Company.

7.6. The duties of the returning board of the Company shall be performed by the Company's Registrar. The Company's Registrar shall check the powers and register the persons participating in the general meeting of the shareholders, determine the quorum of the general meeting of the shareholders, explain issues arising in connection with the shareholders' (their representatives') exercising their right of vote at the general meeting, explain the voting procedure in respect of the issues put forward for voting, ensure the established voting procedure and the rights of the shareholders to participation in the voting, count votes and sum up the voting results, make up a report on voting results, hand over voting ballots to the archives and perform other duties provided for by these Provisions.

When performing the functions of the returning board, the Company's Registrar shall be entitled to:

- keep logs and other registers of any forms at his/her/its discretion;

- independently determine the forms of minutes and reports to be made up, taking into account the requirements of the active law and these Provisions.

8. PROCEDURE OF HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS AND VOTING ON THE ISSUES OF THE AGENDA OF THE GENERAL MEETING OF THE SHAREHOLDERS, HELD IN THE FORM OF A MEETING (JOINT ATTENDANCE OF SHAREHOLDERS FOR DISCUSSION OF THE ISSUES OF THE AGENDA AND FOR TAKING DECISIONS ON THE ISSUES PUT FORWARD FOR VOTING)

8.1. Registration for participation in the general meeting shall be carried out for persons (their representatives) included in the list of persons entitled to participation in the general meeting, except for the persons (their representatives), whose ballots have been received not later than two days before the date of holding the meeting. The persons (their representatives) entitled to participation in a meeting, whose ballots have been received not later than two days before the date of holding the meeting, shall be entitled to attend the meeting.

If, prior to registration of the representative of a person entitled to participation in a meeting, the Company or the Registrar acting as the returning board receives a notification on replacement (recalling) of the representative, the person entitled to participation in the meeting (including the new representative acting on the basis of a power of attorney for voting) shall be registered for participation in the meeting.

Acquirers of shares transferred after the date of making up the list of persons entitled to participation in the meeting shall be registered for participation in the meeting, if the person included in the list of persons entitled to participation in the meeting has issued powers of attorney for voting to the acquirers in respect of such shares.

8.2. The general meeting held in the form of a meeting shall be opened, if, by the moment of its start, there is the quorum for at least one of the issues included in the agenda of the general meeting. Registration of persons entitled to participation in the general meeting, who have not been registered for participation in the general meeting before its opening, shall be over at the moment of completing the discussion of the last issue of the agenda of the general meeting, for which there is the quorum.

8.3. If, by the moment of the start of the general meeting of the shareholders there is no quorum on any of the issues included in the agenda, the Registrar acting as the returning board shall inform the Chairperson of the general meeting of the shareholders thereof. The Chairperson of the meeting shall take the decision on the time of postponing the opening of the general meeting of the shareholders. In such a case the opening of the general meeting of the shareholders may not be postponed by more than 2 hours.

If the opening of the general meeting of the shareholders is postponed, the minutes of the general meeting of the shareholders shall indicate the actual time of opening the meeting.

8.4. Issues shall be considered at the general meeting of the shareholders according to the sequence established by the approved agenda.

The sequence of considering the issues may be changed upon decision of the Chairperson of the meeting.

8.5. Discussion of the issues of the agenda of the general meeting of the shareholders consists in providing the persons participating in the meeting with information on the issues of the agenda and with explanations (if necessary) of the issues of the agenda and of the provided information.

Discussion of the issues of the meeting's agenda shall take place according to the procedure established by clauses 8.6-8.9 of these Provisions.

8.6. Information on the discussed issue of the agenda shall be provided to persons participating in the meeting in the form of reports (statements)

by reporters appointed by the Chairperson of the meeting;

by persons (their representatives) participating in the meeting, who have declared their intention to provide extra information in respect of the issues of the agenda. Such declarations shall be sent in writing to the Chairperson of the general meeting of the shareholders prior to the start of considering the respective issue of the meeting's agenda. Indicated in the declaration shall be the name of the person, the wording of the issue of the agenda, on which information is provided, the time required for the speech and the number of votes the voting person has at its disposal for the discussed issue of the agenda.

8.7. Each person (representative) taking part in a meeting shall be entitled to apply for explanations in respect of any issue of the meeting's agenda and the information provided thereon, to the Chairperson of the meeting, to members of the meeting's Presidium or to the persons(s) who has (have) provided the information. Such an application shall be sent in writing to the Chairperson

of the general meeting of the shareholders before the next issue of the meeting's agenda is considered, with the indication of the name of the person taking part in the meeting, the number of votes at the disposal of the person for voting in respect of the discussed issue of the meeting's agenda.

Each duly prepared written application shall be considered in the course of the meeting.

If, in the opinion of the Chairperson of the meeting, a member of the meeting's Presidium or the persons(s) who has (have) provided the information, it does not seem possible to provide an exhaustive explanation immediately, or the person (representative) taking part in the meeting requests a written explanation in respect of the issue of interest to him/her, such a written explanation shall be sent to the applying person within 10 days after the general meeting of the shareholders is closed. A written explanation may be given only provided the application is duly prepared in compliance with the 1st paragraph of this clause.

8.8. The time of speeches with the reports (statements) concerning the issues of the meeting's agenda and with explanations in response to the received applications shall be determined by the Chairperson of the meeting. It should be taken into account that:

- no less than 10 minutes and no more than 45 minutes shall be assigned for a report of a speaker appointed by the Chairperson of the meeting;

- at least 5 minutes shall be assigned for a speech of a person (his/her representative) taking part in the meeting with extra information on an issue of the agenda;

- at least 10 minutes shall be assigned for a speech with an explanation in response to a received application.

The time assigned by the Chairperson of the meeting for a speech may be used by the speaker partially.

The Chairperson of the meeting shall not be entitled to comment on a speech or interrupt a speaker, except for situations when the speaker breaks the meeting holding procedure provided for by these Provisions.

8.9. The Chairperson of the meeting shall decide whether any breaks are needed during the general meeting of the shareholders and how long they should be.

No break is allowed during the general meeting of the shareholders when an issue of the agenda is being discussed.

8.10. Persons (their representatives) who have been registered for participation in the general meeting of the shareholders shall be given the opportunity of voting on issues of the meeting's agenda at any time from the moment the meeting is opened until the voting time fixed in accordance with clause 8.11 of these Provisions expires and the counting of votes on the issues of the meeting's agenda starts.

8.11. After discussion of the last issue of the agenda of the general meeting of the shareholders, for which there is the quorum, the Chairperson of the meeting shall assign at least extra 30 minutes for voting on the issues of the meeting's agenda.

8.12. Voting results and decisions taken by the general meeting may be

1) announced at the general meeting of the shareholders

or

2) brought to the notice of the persons entitled to participation in the meeting, according to the established procedure.

8.13. The general meeting of the shareholders shall be closed

1) at the moment when all decisions taken by the meeting and the voting results have been announced in the case provided for by subclause 1 of clause 8.12 of these Provisions,

or

2) at the moment when the time assigned for voting on the issues of the agenda in compliance with clause 8.11 of these Provisions expires in the case provided for by subclause 2 of clause 8.12 of these Provisions.

A general meeting, by the moment of opening of which there was the quorum for only some issues of the agenda, may not be closed, if by the moment of registration end the persons have been registered, whose registration ensures the quorum for taking a decision on other issues of the agenda of the general meeting.

9. VOTING BALLOTS FOR THE GENERAL MEETING OF THE SHAREHOLDERS

9.1. Voting on issues of the agenda of the general meeting of the shareholders shall be performed only with the use of voting ballots.

A voting ballot shall be sent or delivered against signature to each person indicated in the list of persons entitled to participation in the general meeting of the shareholders, not later than 20 days before the general meeting of the shareholders is held. A voting ballot shall be sent by a registered letter.

Upon request of the persons registering for participation in the general meeting held in the form of a meeting, whose ballots have not been received by the Company or have been received later than two days before the day of holding the meeting, such persons may receive only voting ballots with a note that they are issued for the second time.

If during a general meeting of the shareholders held in the form of the meeting, the Company or the Registrar acting as the returning board receives from a person entitled to participation in the general meeting of the shareholders a notification on replacement (recalling) of his/her representative before registration of the representative whose powers terminate, the person entitled to participation in the meeting (including the new representative acting on the basis of a power of attorney for voting) shall receive voting ballots.

If the general meeting of the shareholders is held in the form of a meeting, acquirers of shares transferred after the date of making up the list of persons entitled to participation in the meeting, provided such acquirers have registered for participation in the meeting, shall receive voting ballots, if the person included in the list of persons entitled to participation in the meeting has issued powers of attorney for voting to the acquirers in respect of such shares.

If the general meeting of the shareholders is held in the form of absentee voting or in the form of a meeting, for purposes of early voting, acquirers of shares transferred after the date of making up the list of persons entitled to participation in the meeting, if the person included in the said list has issued powers of attorney for voting to the acquirers in respect of such shares, shall receive voting ballots only in case of their application:

- to the Company, if the Company itself sends (delivers) voting ballots,

or

- to the Company's Registrar, if voting ballots are sent (delivered) by the Registrar under a contract with the Company.

9.2. The voting ballot shall contain:

1) full official name of the Company and location of the Company;

2) form of holding the general meeting of the shareholders (a meeting or absentee voting);

3) date, place and time of holding the general meeting of the shareholders and the mailing address, to which filled in ballots may be sent, or, if the general meeting of the shareholders is held in the form of absentee voting, the date of expiry of the period during which voting ballots are accepted, and the mailing address, to which filled in ballots must be sent;

4) wording of decisions on each issue (name of each candidate), the voting on which is performed by the ballot;

5) voting options for each issue of the agenda, expressed in the words "for", "against' or "abstained", and fields opposite each voting option to indicate the number of votes given for each voting option, and, in case the ballot is used for cumulative voting on the issue of electing members of the Board of Directors, also:

- an indication that members of the Company's Board of Directors are elected by cumulative voting and explanation of the nature of cumulative voting,

- a field for indicating opposite the name of each candidate the number of votes given for the respective candidate by the person taking part in the meeting and having chosen the "for" voting option,

- an explanation that the fractional part of a vote, received as a result of multiplying the number of votes belonging to the shareholder holding the fractional share by the number of persons to be elected to the Company's Board of Directors, may be given for one candidate only;

6) a mention that the voting ballot must be signed by the shareholder;

7) explanations that:

the voter is entitled to choose only one voting option, except for the cases of voting upon instructions of the persons who have acquired shares after the date of making up the list of persons entitled to participation in the meeting, or upon instructions of depositary securities holders;

if more than one voting option is left in a ballot, then the fields for indicating the number of votes given for each voting option shall indicate the number of votes given for the respective voting option and contain a note that voting is performed according to instructions of the acquirers of shares transferred after the date of making up the list of those entitled to participation in the meeting and (or) according to instructions of depositary securities holders;

a person voting on the basis of a power of attorney issued in respect of shares transferred after the date of making up the list of those entitled to participation in the general meeting shall

indicate (in the field for the number of votes opposite the left voting option) the number of votes given for the left voting option and shall make a note that voting is effected on the basis of a power of attorney issued in respect of shares transferred after the date of making up the list of those entitled to participation in the meeting;

if, after the date of making up the list of persons entitled to participation in the meeting, a part of shares is transferred and the acquirer of such shares receives a power of attorney for voting in respect of the transferred shares or the voter receives acquirer's instructions as to voting, the voter shall indicate (in the field for the number of votes opposite the left voting option) the number of votes given for the left voting option and shall make a note that a part of shares was transferred after the date of making up the list of persons entitled to participation in the meeting. If instructions are received in respect of shares transferred after the date of making up the list of those entitled to participation in the meeting from acquirers of such shares and such instructions coincide with the left voting option, such votes shall be summed.

Besides the above, the following may be indicated in the ballot:

1) wording of each issue put forward for voting and the sequence of considering it;

2) method of noting the left voting option;

3) full name of the person entitled to participation in the general meeting of the shareholders;

4) number of votes that may be used by the person entitled to participation in the general meeting of the shareholders to vote on each issue of the meeting's agenda;

5) fields for the persons who have indicated the number of votes given for the left voting option(s) to make a note (notes) for each of the following cases:

- voting is effected upon instructions of the acquirers of shares transferred after the date of making up the list of persons entitled to participation in the meeting;

- voting is effected upon instructions of depositary securities holders;

- voting is effected on the basis of a power of attorney issued in respect of shares transferred after the date of making up the list of persons entitled to participation in the meeting;

- a part of shares were transferred after the date of making up the list of persons entitled to participation in the meeting;

6) other information as set forth by the Company's Board of Directors.

The voting ballot shall not contain two or more issues of the agenda of the general meeting of the shareholders, if different groups of voters vote on such issues.

9.3. The following ballots shall be considered as invalid:

1) voting ballots, in which the voter has left more than one voting option, except for the cases of voting upon instructions of the persons who have acquired shares after the date of making up the list of persons entitled to participation in the meeting, or upon instructions of depositary securities holders;

2) voting ballots signed by a representative acting on the basis of a power of attorney for voting and received by the Company, in case the Company or the Registrar acting as the returning board receive a notification on replacement (recalling) of such a representative not later than two days before the date of holding the general meeting;

3) two or more found filled in ballots of one person, in which the voter has left different voting options for one issue of the agenda of the general meeting, except for the case when:

voting ballots have been signed by the person who issued the power of attorney for voting in respect of shares transferred after the date of making up the list of persons entitled to participation in the meeting and (or) persons acting on the basis of such powers of attorney, in which the fields for indicating the number of votes given for each voting option indicate the number of votes given for the respective voting option and contain appropriate notes provided for by clause 9.2 of these Provisions;

4) a ballot for voting on the issue of electing members of the Company's Auditing Committee, in which the "for" voting option is left for a larger number of candidates than the number of persons that are to be elected to the Company's Auditing Committee, except for the cases when voting ballots have been signed by a person voting by shares transferred after the date of making up the list of persons entitled to participation in the meeting, upon instructions received from acquirers of such shares, and (or) by a person voting by shares circulating beyond the borders of the Russian Federation in the form of depositary securities, upon instructions received from depositary securities holders, and contain the respective notes provided for by clause 9.2 of these Provisions.

9.4. If a voting ballot contains several issues put forward for voting, the fact that the ballot is considered as invalid in respect of one or several issues shall not entail considering the voting ballot as invalid on the whole.

9.5. Votes represented by a voting ballot that has been recognized as invalid in respect of one, several or all issues, voting on which is effected by the ballot, shall not be taken into account in summing up the voting results in respect of the issues, for which the ballot has been recognized as invalid.

The fact that the voting ballot is considered as invalid in respect of voting on one, several or all issues, the voting on which is effected by the ballot, shall not be a ground for excluding the votes by the said ballot in determining whether there is the required quorum.

10. EXPENSES FOR PREPARING AND HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS

10.1. The list of expenses for preparing and holding the annual general meeting of the shareholders and an extraordinary general meeting of the shareholders held upon decision of the Company's Board of Directors on the basis of its own initiative, a request of the Company's Auditing Committee, Company's auditor and the shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the request is presented, shall be made up and approved by the Company Management.

10.2. If, during the established period, the Company's Board of Directors has not taken a decision to convoke an extraordinary general meeting of the shareholders or a decision is taken not to convoke it, and an extraordinary general meeting of the shareholders is convoked by bodies and persons requiring its convocation, while the general meeting of the shareholders takes a decision on indemnification for expenses for preparing and holding the extraordinary general meeting of the shareholders from Company's funds, only the expenses proven by appropriate documents and incurred by the bodies and persons who had the powers necessary for convoking and holding an extraordinary general meeting of the shareholders shall be reimbursed for.

11. PROCEDURE OF APPROVING THE PROVISIONS AND INTRODUCING AMENDMENTS AND ADDITIONS THERETO

11.1. These Provisions shall be approved by the general meeting of the shareholders by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting.

11.2. These Provisions may be supplemented and amended by the general meeting of the shareholders by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting.

11.3. If, as a result of a change in the laws of the Russian Federation or in the Company's Articles of Association, certain articles of these Provisions contradict them, the Provisions shall be applied to the extent they do not contradict the active law and the Company's Articles of Association.

APPROVED BY
the Joint General Meeting of the Shareholders
(extraordinary)
of OJSC North-West Telecom
Minutes No. 01-03 of 14 February 2003

Chairman, General Meeting of the Shareholders:

A.A.Sysoev

PROVISION ON THE BOARD OF DIRECTORS

(Draft 02 – 03)

(With amendments and supplements No.1 of 05.07.04)

St.Petersburg
2003

1. GENERAL PROVISIONS

1.1. The present Provision on the Board of Directors (hereinafter referred to as the Provision) in accordance with Civil Code of the Russian Federation, the Federal Law on Corporations and the Company's Charter shall determine the procedure for convening and holding of the Board of Directors meetings, the amount and procedure of paying remunerations and compensations to members of the Board of Directors of the Company.

1.2. The Board of Directors is a collegiate managing body of the Company, exercising the general management of its activities, except for resolving the matters assigned by the federal laws and the Charter of the Company to the competence of the General Meeting of the Shareholders of the Company.

2. PURPOSES AND PRINCIPLES OF ACTIVITY OF THE BOARD OF DIRECTORS

2.1. Purposes of activity of the Board of Directors are ensuring of getting the maximum profit and increasing the Company's assets, protection of rights and legal interests of the shareholders, guaranteeing the completeness, reliability and objectivity of public information on the Company.

2.2. For realization of the purposes of activity the Board of Directors shall be guided by the following principles:

- taking resolutions on the basis of reliable information on the Company's activity;
- doing away with restrictions of the rights of shareholders to participate in managing of the Company's activities, receiving dividends and information about the Company;
- achieving the balance of interests between different groups of shareholders and taking of the most objective decisions in the interests of all shareholders of the Company by the Board of Directors.

3. RIGHTS AND DUTIES OF A MEMBER OF THE BOARD OF DIRECTORS, THEIR IMPLEMENTATION PROCEDURE

3.1. A member of the Board of Directors has the right to:

3.1.1. request from the Company's officials any information on the Company's activity, as well as the documents provided for under Art.89 of the Federal Law on Corporations in accordance with the procedure determined by the Provision;

3.1.2. receive a remuneration for fulfilling his duties and a compensation of expenses related to execution of functions of a member of the Board of Directors of the Company, in cases and in the amounts determined by the present Provision;

3.1.3. request entering into the minutes of the meeting of the Board of Directors his individual opinion on items of the agenda and the decisions taken.

3.2. a member of the Board of Directors shall:

3.2.1. be loyal to the Company, i.e. abstain from using his position in the Company in the interests of other persons;

3.2.2. act within his rights in accordance with the purposes and principles of activities of the Board of Directors;

3.2.3. act reasonably and conscientiously with respect to the Company's affairs;

3.2.4. not disclose the confidential information on the Company's activity that has become known to him;

3.2.5. initiate meetings of the Board of Directors for resolving urgent matters;

3.2.6. participate in taking decisions by the Board of Directors by voting on the agenda items of its meeting;

3.2.7. take grounded decisions, for which purpose to study all the necessary information (materials);

3.2.8. when taking decisions, to assess the risks and adverse consequences;

3.2.9. timely inform the Company of his affiliation and changes therein;

3.2.10. bring to the notice of the Board of Directors the information on the planned transactions, in effecting which he might be regarded as interested.

3.3. Activity of a member of the Board of Directors shall be continuous and shall not be restricted by participation in decision-making by the Board of Directors.

3.4. The Company shall on request of a member of the Board of Directors, expressed orally or in writing, ensure for him access to the information and documents provided for under paragraph 3.1.1 of the present Provision.

The requested information and documents shall be presented for familiarization to a member of the Board of Directors within five days after filing the corresponding request.

The Company shall, on request of a member of the Board of Directors, present to him the copies of documents necessary for him.

4. CHAIRMAN OF THE BOARD OF DIRECTORS

4.1. Chairman of the Board of Directors shall be elected by members of the Board of Directors among them at the first session by the majority of votes of members of the Board of Directors of the Company attending the meeting.

4.2. The person exercising the functions of a sole executive body of the Company cannot at the same time be the Chairman of the Board of Directors.

4.3. Board of Directors shall have the right at any time to re-elect the Chairman of the Board of Directors.

4.4. Members of the Board of Directors shall have the right to elect a Deputy Chairman. In case the Chairman of the Board of Directors of the Company is absent, all his functions (including the right of signing documents) shall be performed by his Deputy; and if the latter is absent, one of the members of the Board of Directors on resolution of the Board of Directors of the Company taken by the majority of votes of its members attending the meeting.

4.5. Chairman of the Board of Directors shall organize the work of the Board of Directors, convene its meetings, take chair at them, and organize keeping of the minutes at the meetings.

4.6. Chairman of the Board of Directors shall have no right to delegate the execution of his functions to another person.

5. SECRETARY OF THE BOARD OF DIRECTORS

5.1. Secretary of the Board of Directors shall be nominated by members of the Board of Directors at the first meeting by the majority of votes of members of the Board of Directors attending the meeting.

5.2. The Board of Directors shall have the right at any time to exempt the Secretary of the Board of Directors from execution of his duties and nominate a new Secretary of the Board of Directors.

5.3. In case of absence of the Secretary of the Board of Directors, the execution of his duties shall be delegated to another person elected by the majority of votes of members of the Board of Directors attending the meeting.

5.4. Secretary of the Board of Directors shall have the right to:

5.4.1. request from the Company's officials the information and documents necessary for preparation of the materials on agenda items of the meeting of the Board of Directors;

5.4.2. receive for execution of his duties the remuneration and compensation of the expenses, related to the execution of functions of the Secretary of the Board of Directors, in the amount and following the procedure determined by resolution of the Board of Directors.

5.5. Secretary of the Board of Directors shall:

5.5.1. keep and draw up the minutes of the meetings of the Board of Directors;

5.5.2. keep records and store the ingoing documents and copies of outgoing documents of the Board of Directors;

5.5.3. inform members of the Board of Directors on holding meetings of the Board of Directors in accordance with the procedure and within the time periods determined by the present Provision;

5.5.4. circulate among the members of the Board of Directors the materials necessary for considering the agenda items of the meetings of the Board of Directors, in accordance with the procedure and within the time periods determined by the present Provision;

5.5.5. perform other functions provided for by the present Provision.

6. MEETING OF THE BOARD OF DIRECTORS

6.1. Meeting of the Board of Directors can be held in the form of joint presence (including the use of conference communications) or absentee voting.

6.2. Meetings of the Board of Directors can be held regularly in accordance with the job schedule approved by the meeting of the Board of Directors. If necessary, the Board of Directors shall consider the matters not included into the job schedule.

6.3. Meeting of the Board of Directors shall be convened by the Chairman of the Board of Directors on his own initiative, on request of a member of the Board of Directors, Auditing Committee, Company Auditor, sole or collegiate executive body of the Company, as well as on request of the shareholder(s) jointly owning at least 5 percent of the Company's voting shares.

6.4. A request on convening the meeting of the Board of Directors shall contain the following information:

6.4.1. name of the initiator of convening or name of the body or legal entity making a request;

6.4.2. should a request on the convocation be made by a shareholder, the number and category (type) of the shares belonging to him;

6.4.3. form of holding the meeting (joint presence or absentee voting);

6.4.4. date of holding the meeting in the form of joint presence or, in case of holding the meeting in the form of absentee voting, final date for receiving written opinions on agenda items from members of the Board of Directors;

6.4.5. agenda of the meeting;

6.4.6. list of information (materials) provided to members of the Board of Directors for the meeting.

Besides, the request on convening the meeting of the Board of Directors can contain the following information:

6.4.7. time and place of holding the meeting (in case of holding the meeting in the from of joint presence);

6.4.8. draft resolutions on agenda items;

6.4.9. other information to the discretion of the initiator of convening the meeting.

6.5. Notification of convening the meeting of the Board of Directors shall be sent to each member of the Board of Directors together with the necessary materials at least 14 days before holding the meeting.

If, in accordance with current legislation, the meeting of the Board of Directors shall be held within a tighter time schedule, the time period for sending a notification together with the necessary materials shall be shortened.

If the agenda contains the item on approval of the annual budget of the Company, the notification of convening the meeting of the Board of Directors together with the materials necessary for consideration of this matter shall be sent to the members of the Board of Directors at least 20 days before holding the meeting in the form of joint presence (final date for accepting written opinions of members of the Board of Directors on the agenda items).

(Amendments and supplements No1 of 05.07.04)

All the above time limits can also be reduced if it is necessary to urgently resolve any matters provided none of the members of the Board of Directors objects.

Notification of holding the meeting shall be sent to the members of the Board of Directors in writing or in other way convenient for them (including mail, telegraph, teletype, telephone, electronic or other telecommunication).

Notification of holding the meeting shall contain the information indicated under subparagraphs 6.4.3.-6.4.8 of the present Provision as well as an indication to the address, to which the members of the Board of Directors can send their written opinion.

If circumstances arise that make it impossible or difficult to hold the meetings of the Board of Directors in place and (or) in time, of which the members of the Board of Directors have been notified, the meeting with the planned agenda can be held in a different place and (or) at a different time.

All members of the Board of Directors shall be notified on changes in the place and (or) time of the meeting of the Board of Directors, taking into account the time that is normally required for the members of the Board of Directors to arrive at the meeting. Notification of the said changes shall be sent to the members of the Board of Directors in any form guaranteeing that a member of the Board of Directors will receive the notification at his place of business or at the address to which he is receiving his mail.

Without preliminary circulation of notifications on the date of the General Meeting of the Shareholders, at which the Board of Directors is elected, the first (organizational) meeting of the Board of Directors shall be held (if the resolution on election of members of the Board of Directors as well as the voting results on it were announced at the General Meeting of the Shareholders, in the course of which the voting was held).

6.6. When decisions are taken by the Board of Directors, the members of the Board of Directors attending the meeting shall express their opinion on the agenda items by voting.

6.7. If a member of the Board of Directors cannot attend the meeting in person, as well as in case of holding the meeting by absentee voting, the member of the Board of Directors shall express his opinion on the agenda items in writing.

Should the written opinion of the member of the Board of Directors contain his voting, it shall be taken into account when determining the quorum and voting results.

Written opinion shall be presented by a member of the Board of Directors before holding the meeting of the Board of Directors or, in case the meeting is held in the form of absentee voting, not later than the final date for accepting written opinions of members of the Board of Directors.

6.8. The chairperson shall read out the written opinion of the member of the Board of Directors not attending the meeting of the Board of Directors before starting the voting on the agenda item on which this opinion was presented.

Should the received written opinion contain a proposal on the draft resolution differing substantially from that initially put to the vote, the Secretary of the Board of Directors shall before drawing-up the minutes acquaint other members of the Board of Directors with the said opinion, proposing to express their views on it by voting, in writing or other way convenient for them (including mail, telegraph, teletype, telephone, electronic or other communications).

6.9. Before taking the resolution on the matter, the preliminary consideration of which was accomplished by the committees of the Board of Directors, members of the Board of Directors shall have the possibility of getting acquainted with resolutions (recommendations) of the relevant committees in advance.

6.10. When resolving matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote.

Transfer of the voting right by a member of the Board of Directors to another person, including another member of the Board of Directors, shall not be allowed.

In taking decisions by the Board of Directors, the Chairman of the Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

6.11. The Secretary of the Board of Directors shall keep the minutes at the meeting of the Board of Directors.

The minutes of the meeting of the Board of Directors shall be drawn up within 3 days after holding the meeting in the form of joint presence (closing date for receiving written opinions in case of absentee voting).

(Amendments and supplements No.1 of 05.07.04)

The following information shall be given in the minutes of the meeting:

• its venue and date of holding in the form of joint presence, or, in case of absentee voting, the place of drawing-up the minutes and closing date for receiving written opinions of members of the Board of Directors;

• persons attending the meeting (in case of holding it in the form of joint presence);

• persons who have presented written opinions on matters of the agenda items;

• agenda of the meeting;

• matters put to the vote and voting results on them;

• resolutions taken.

The minutes of the meeting of the Board of Directors shall be signed by the person taking chair at the meeting.

If a written opinion of a member of the Board of Directors is taken into account when determining the quorum and voting results on the agenda items, the written opinions on matters related to the agenda items received from the members of the Board of Directors shall be attanched as supplements to the minutes.

The Company shall store the minutes of the meetings of the Board of Directors in place where its executive body is located in accordance with the procedure and for the time periods established by the federal executive authority for the securities market. If such time period is not determined, the Company shall permanently keep the minutes of the meetings of the Board of Directors.

The Company shall provide to the shareholders as well as members of the Board of Directors, the Auditing Committee, the Company Auditor access to the minutes of the meetings of the Board of Directors.

6.12. In the event that in accordance with the Company's Charter the decision is passed by the majority of three quarters of votes or unanimously by all members of the Board of Directors without taking into account the votes of the retiring members of the Board of Directors, the deceased, missing and incapable members shall be regarded as retiring members of the Board of Directors

REMUNERATION TO MEMBERS OF THE BOARD OF DIRECTORS AND COMPENSATION OF EXPENSES RELATED TO EXECUTION OF THEIR DUTIES

7.1. Members of the Board of Directors of the Company during the period of execution of their duties shall receive a remuneration and compensation of the expenses related to execution of the fucntions of members of the Board of Directors.

7.2. Remuneration to members of the Board of Directors shall comprise quarterly and annual remuneration.

7.3. Quarterly remuneration to each member of the Board of Directors shall be established in the amount of 200 000 roubles.

Remuneration to the Chairman of the Board of Directors shall be established with a 1.5 coeffcient.

Quarterly remuneration to a member of the Board of Directors shall be cut down by:

30% in case of his attendance at less than a half of the meetings of the Board of Directors held in the form of joint presence;

100% in case of his attendance at less than a half of the held meetings of the Board of Directors.

For the quarter, in which re-election of the Board of Directors was held, the remuneration to a member of the Board of Directors shall be paid in proportion to the hours worked during the quarter.

(Amendments and supplements No.1 of 05.07.04)

7.4. Annual remuneration to all members of the Board of Directors of the Company shall be determined as the amount of deductions in compliance with the norms (percent):

- from the Company's EBITDA based on the accounting data following the IAS for the fiscal year;
- from the amount of the Company's net profit allocated for payment of dividends based on the fiscal year results.
Annual remuneration shall be distributed between all members of the Board of Directors by equal shares.

Annual remuneration of a member of the Board of Directors shall be reduced by 50% in case of his attendance at less than one half of all meetings of the Board of Directors held during its term of office.

(Amendments and supplements No.1 of 05.07.04)

7.5. The norm (percent) of deductions for calculating the annual remuneration shall be determined by resolution of the General Meeting of the Shareholders electing the given members of the Board of Directors.

(Amendments and supplements No.1 of 05.07.04)

7.6. Annual remuneration shall be corrected taking into account changes in the Company's capitalization during the year (from 1 April of the previous year to 1 April of the current year) in US dollars with regard to the average growth of capitalization of all IRC in the industry. The remuneration shall be increased by 25% in case of excessive growth of capitalization of the Company within the reporting period over the average level of capitalization of all IRC. Remuneration remains constant in case of increase of the Company's capitalization below the average level for all the IRC. Remuneration shall be cut down by 25% in case of a decreasing capitalization of the Company along with a growing capitalization in the industry.

7.7. Annual remuneration to a member of the Board of Directors shall be paid within 3 months after the end of the term of office of these members of the Board of Directors.

7.8. Members of the Board of Directors, who are members of the Committee of the Board of Directors of the Company shall receive a surcharge to the quarterly remuneration, related to execution by them of the functions of members of the Committee of the Board of Directors, in the amount of 40 000 roubles (for participation in each Committee); at the same time, a member of the Board of Directors cannot belong to more than 2 committees of the Board of Directors.

For the Chairman of the Committee of the Board of Directors this surcharge shall be established with a 1.25 coefficient.

(Amendments and supplements No.1 of 05.07.04)

7.9. Members of the Board of Directors shall have the right to participate in the optional programmes realized by the Company.

8. PROCEDURE OF APPROVAL OF THE PROVISION AND MAKING CHANGES TO IT

8.1. The present Provision shall be approved by the General Meeting of the Shareholders owning the voting shares of the Company.

8.2. The present Provision can be supplemented and amended by the General Meeting of the Shareholders by the majority of shareholders owning the voting shares of the Company.

8.3. If in the event of changes in the RF legislation or the Company's Charter certain clauses of the present Provision shall contradict it, the Provision shall be applied in the part, which does not contradict the current legislation and the Company's Charter.

Brief Description of the Provisions on the Regional Branches of OJSC North-West Telecom

Explanatory Note

The Provisions on Branches is a corporate document prepared and approved in accordance with applicable Russian law, namely Article #55 of the Civil Code of the Russian Federation, Federal Law #208-FZ dated December 26, 1995 "On Joint Stock Companies" and in accordance with the Company's Charter. Pursuant to such legislative documents, information on the Company's branches and representative offices must be stated in the Company's Charter. Notices on amendments to the Company's Charter concerning changes to the Company's branches or representative offices are to be submitted to the state registration bodies. Such amendments to the Charter shall enter into effect for third parties from the date of the official notification of the state registration bodies.

In accordance with OJSC North-West Telecom's Charter, the Provisions on the Company's Branches are to be approved by the Board of Directors. On May 30, 2002 the Board of Directors of OJSC North-West Telecom (Minutes of Meeting of the Board of Directors #27-03) approved nine sets of Provisions on the following regional branches:

1. Artelecom, Arkhangelsk Region, office located at 45, Troitsky St., Arkhangelsk;
2. Murmanelectrosvyaz, Murmansk Region, office located at 82A, Lenina St., Murmansk;
3. Novgorodtelecom, Novgorod Region, office located at 2, Ludogoscha St., Velikiy Novgorod;
4. Petersburg Telephone Network, office located at 24, Bolshaya Morskaya St., St. Petersburg;
5. Cherepovetselectrosvyaz, Vologda Region, office located at 29, Kommunistov St., Cherepovetsk;
6. Vologda Region Electrosvyaz, office located at 4, Sovetsky St., Vologda;
7. Kaliningrad Region Electrosvyaz, office located at 24, Bolnichnaya St., Kaliningrad;
8. Republic of Karelia Electrosvyaz, office located at 5, Dzerzhinskogo St., Petrozavodsk;
9. Pskov Region Electrosvyaz, office located at 5, Oktiabrsky St., Pskov.

At the meeting of September 25, 2002, the Board of Directors approved Amendment #1 to the Provisions on the Artelecom Branch in the Arkhangelsk Region, concerning changes to the branch's legal address. (Minutes of Meeting of the Board of Directors #35-02).

At the meeting of November 20, 2002, the Board of Directors approved amendments to all nine Provisions on its Branches, concerning changes to the abbreviated names of the branches (Minutes of Meeting of the Board of Directors #37-02 (08))

Brief description of the document

1. General provisions

This article of the Provisions on OJSC North-West Telecom's Branches provides general information on the branch and its structure, including:

- Information on the decision by which the branch was established. Information on the parent company and description of the role of the branch in the parent company's structure;
- Full and abbreviated name of the branch;
- Location, postal address, contact information (telephone and fax);
- Legal grounds for branch activities;
- Legal status of the branch, information on seals, stamps and letterheads;
- Branch organizational department requirements;
- Liability for branch activities;
- Information on the branch's bank accounts;
- Time period for branch operations;

- Main departments of the branch;
- Status of the departments of the branch.

2. Types of activities

The main and supplementary activities of the branch, as well as related licensing issues, are described in this article:

- Achievement of the Company's goals;
- Main types of the branch's activities;
- Back up services;
- Other types of activities;
- Legal capacity of the branch, licenses and permissions.

3. Functions of the branch

This article of the Provisions defines the functions of the branch, including:

- Main functions of the branch in the framework of Company's general marketing, technical, finance, economic and human resources policies.

4. Branch management

This article describes the branch's executive bodies and management procedures:

- The branch is to implement all decisions taken by the General Shareholders' Meeting of OJSC North-West Telecom, its Board of Directors, Managing Board, General Director and decisions taken by other Company's executives within the limits of their powers.
- Management of the branch's day-to-day activities;
- Information on the Director of the branch (date of appointment, contract, rights and responsibilities, remuneration, etc);
- Information of the Managing Board of the branch (date of appointment, competence, rights and responsibilities, etc.)
- Rights, responsibilities and subordination of the Chief Accountant of the branch.

5. Property of the branch

The following information on the branch's property and other assets are described in this article:

- Main types of assets, reflection of the assets in the balance sheets of the branch and the parent company;
- Financial and other facilities for assets formation;
- Regulations on the use of the branch's assets;
- Branch responsibilities for securing the safety of the Company's assets.

6. Operating and financial activities

This article defines the procedures for running the branch's operating and financial activities:

- Rights to and conditions for independent operating activities;
- Rights to operate on behalf of the Company;
- Business plan and budget of the branch;
- Approval of financial documents;
- Definition of the branch's fiscal year;
- Registration with tax authorities;
- Payments to federal, regional and local budgets;
- Sustainable financial growth and improvement of operational effectiveness;
- Preparation of financial statements, reporting on the branch's operating and financial results;

- Use of financial resources;
- Other types of operating and financial activities.

7. Accounting and reporting

This article defines accounting and reporting procedures:

- Accounting and reporting practices at the branch must comply with applicable law of the Russian Federation and rules approved by the Company (the Provisions on the Branch, Managing Board decisions, orders of the General Director, etc).

8. Control of financial and operating activities of the branch

This article describes the requirements for internal and external audits of the branch and defines the audit procedures:

- Internal and external audit of the branch's activities;
- Initiation of the audit of the branch's financial and operating activities by the Company's Auditing Commission;
- Frequency of audits of the branch's activities;
- Auditing by an independent auditor.
- Procedures for audits conducted by the Company's Audit Commission;
- Report on the audit of the branch.

9. Liquidation procedures

The article defines issues related to the liquidation of the branch.

- In the event that the branch's assets are insufficient to satisfy creditors' claims, the Company must satisfy such claims.
- Rights of dismissed employees in the event of the liquidation of the branch.

10. Amendments and supplements to the provisions, applicability

This article defines rules and procedures for the introduction of amendments and addenda to the Provisions on the Branch:

- The Provisions on the Branch and amendments and addenda thereto are to be approved by the Board of Directors of OJSC North-West Telecom;
- All provisions stated above are applicable to the extent that they do not contradict Russian law.

Brief description of Provisions on OJSC North-West Telecom's Budget Board Committee

The Provisions on the Budget Board Committee (hereinafter, the 'Provisions') is a corporate document regulating the functioning of OJSC North-West Telecom's Budget Board Committee (hereinafter, the 'Committee') and defining the range of its responsibilities and authorities, procedures for electing members, the operation and liquidation of the Committee.

The Committee was established by the decision of the Board of Directors at the meeting of July 18, 2002 (Minutes of the Meeting #31-02 (02)). The Provisions on the Budget Committee were approved by the Board of Directors at the meeting of September 25, 2002 (Minutes of the Meeting #35-02 (06)). Vadim E. Belov, Vice-President of OJSC Svyazinvest, was appointed Chairman of the Committee by North-West Telecom's Board of Directors at the meeting of March 20, 2003 (Minutes of the Meeting #7-03). Other members of the Committee and the Committee's work plan were approved by the Board of Directors at the meeting of April 11, 2003 (Minutes of the Meeting #8-03).

The Committee is an auxiliary body of the Board of Directors, responsible for the preliminary consideration of issues classified by the Company's Charter as being within the competence of the Board of Directors. The Committee is not an executive body of the Company, and its decisions are of an advisory nature and are not binding upon the Company's executives.

The main role of the Committee is to secure the Board of Directors' control of Company activities, assisting the Board with preliminary consideration of and recommendations on the following issues:

- Preliminary consideration and development of recommendations on the Company's budget;
- Monitoring of administration of the budget;
- Participation in the development and implementation of the Company's budgeting system;
- Development of recommendations on key efficiency criteria and financial management of the Company;

The Provisions on the Budget Committee have the following structure:

1. General provisions;

2. Goals and functions of the Committee;

3. Committee structure and composition;

4. Election of Committee members and Chairman, conflict of interests;

5. Committee meetings. Convening of meetings. Agenda. Quorum;

6. Responsibilities of Committee members;

7. Cooperation with other structural and managing bodies of the Company;

8. Final provisions.

All information related to Committee activities and decisions is filed by the Secretary of the Board of Directors.

Brief description of Provisions on OJSC North-West Telecom's Corporate Finance and Investments Board Committee

The Provisions on the Corporate Finance and Investments Board Committee (hereinafter, the 'Provisions') is a corporate document regulating the functioning of OJSC North-West Telecom's Corporate Finance and Investments Board Committee (hereinafter, the 'Committee') and defining the range of its responsibilities and authorities, procedures for electing members, the operation and liquidation of the Committee.

The Committee was established by the decision of the Board of Directors at the meeting of July 18, 2002 (Minutes of the Meeting #31-02 (02)). The Provisions on the Corporate Finance and Investments Committee were approved by the Board of Directors at the meeting of September 25, 2002 (Minutes of the Meeting #35-02 (06)). Sergey V. Soldatenkov, ex-General Director of OJSC North-West Telecom, was appointed Chairman of the Committee by North-West Telecom's Board of Directors at the meeting of March 20, 2003 (Minutes of the Meeting #7-03). Other members of the Committee and the Committee's work plan were approved by the Board of Directors at the meeting of April 11, 2003 (Minutes of the Meeting #8-03).

The Committee is an auxiliary body of the Board of Directors, responsible for the preliminary consideration of issues classified by the Company's Charter as being within the competence of the Board of Directors. The Committee is not an executive body of the Company, and its decisions are of an advisory nature and are not binding upon the Company's executives.

The main role of the Committee is to secure the Board of Directors' control of Company activities, assisting the Board with preliminary consideration of and recommendations on the following issues:

- Introduction of effective information systems, ensuring efficient investment analysis;
- Analysis of the Company's investment activity;
- Investment planning and monitoring of investment decision implementation;
- Development and assessment of methods of attracting investment resources on the capital market, including equity and debt financing (share issues, ADR programs, corporate bonds, etc);
- Development of recommendations on investor relations and improvements of the Company's securities market;
- Development of Company policy with respect to its subsidiaries and affiliated companies;
- Development of recommendations on the Company's procurement policy.

The Provisions on the Corporate Finance and Investments Committee have the following structure:

1. General provisions;
2. Goals and functions of the Committee;
3. Committee structure and composition;
4. Election of Committee members and Chairman, conflict of interests;
5. Committee meetings. Convening of a meeting. Agenda. Quorum;
6. Responsibilities of Committee members;
7. Cooperation with other structural and managing bodies of the Company;
8. Final provisions.

All information related to Committee activities and decisions is filed by the Secretary of the Board of Directors.

Brief description of Provisions on OJSC North-West Telecom's Corporate Governance Board Committee

The Provisions on the Corporate Governance Board Committee (hereinafter, the 'Provisions') is a corporate document regulating the functioning of OJSC North-West Telecom's Corporate Governance Board Committee (hereinafter, the 'Committee') and defining the range of its responsibilities and authorities, procedures for electing members, the operation and liquidation of the Committee.

The Committee was established by the decision of the Board of Directors at the meeting of July 18, 2002 (Minutes of the Meeting #31-02 (02)). The Provisions on the Corporate Governance Committee were approved by the Board of Directors at the meeting of September 25, 2002 (Minutes of the Meeting #35-02 (06)). Irina M. Ragozina, Director of Corporate Governance of OJSC Svyazinvest, was appointed Chairman of the Committee by North-West Telecom's Board of Directors at the meeting of March 20, 2003 (Minutes of the Meeting #7-03). Other members of the Committee and the Committee's work plan were approved by the Board of Directors at the meeting of April 11, 2003 (Minutes of the Meeting #8-03).

The Committee is an auxiliary body of the Board of Directors, responsible for the preliminary consideration of issues classified by the Company's Charter as being within the competence of the Board of Directors. The Committee is not an executive body of the Company, and its decisions are of an advisory nature and are not binding upon for the Company's executives.

The main role of the Committee is to secure the Board of Directors' control of Company activities, assisting the Board with preliminary consideration of and recommendations on the following issues:

- Compliance of the Company's structure and practices with applicable laws, highlighting of legislative acts which could have a significant impact on Company's operations;
- Development of recommendations on the introduction of provisions of the Corporate Governance Code to the Company's practice;
- Preliminary examination of documents and materials, including Company financial statements, prepared for meetings with shareholders and investors;
- Recommendations on preparing and conducting General Meetings of Shareholders as required by best corporate governance practices.
- Recommendations on the development and preliminary consideration of internal corporate documents which, in accordance with the Company's Charter, are to be approved by the Board of Directors;
- Development of recommendations on and preliminary examination of materials related to corporate reorganizations;
- Consideration of proposals and development of recommendations on the Company's HR policy and management.

The Provisions on the Corporate Governance Committee have the following structure:

1. General provisions;
2. Goals and functions of the Committee;
3. Committee structure and composition;
4. Election of Committee members and Chairman, conflict of interests;
5. Committee meetings. Convening of a meeting. Agenda. Quorum;
6. Responsibilities of Committee members;
7. Cooperation with other structural and managing bodies of the Company;
8. Final provisions.

All information related to Committee activities and decisions is filed by the Secretary of the Board of Directors.

Brief description of Provisions on OJSC North-West Telecom's Reporting and Compensations Board Committee

The Provisions on the Reporting and Compensations Board Committee (hereinafter, the 'Provisions') is a corporate document regulating the functioning of OJSC North-West Telecom's Reporting and Compensations Board Committee (hereinafter, the 'Committee') and defining the range of its responsibilities and authorities, procedures for electing members, the operation and liquidation of the Committee.

The Committee was established by the decision of the Board of Directors at the meeting of July 18, 2002 (Minutes of the Meeting #31-02 (02)). The Provisions on the Reporting and Compensations Committee were approved by the Board of Directors at the meeting of September 25, 2002 (Minutes of the Meeting #35-02 (06)). Ivan I. Rodionov, Managing Director of AIG Brunswick, was appointed Chairman of the Committee by North-West Telecom's Board of Directors at the meeting of March 20, 2003 (Minutes of the Meeting #7-03). Other members of the Committee and the Committee's work plan were approved by the Board of Directors at the meeting of April 11, 2003 (Minutes of the Meeting #8-03).

The Committee is an auxiliary body of the Board of Directors, responsible for the preliminary consideration of issues classified by the Company's Charter as being within the competence of the Board of Directors. The Committee is not an executive body of the Company, and its decisions are of an advisory nature and are not binding upon the Company's executives.

The main role of the Committee is to secure the Board of Directors' control of Company activities, assisting the Board with preliminary consideration of and recommendations on the following issues:

- Management accounts and statements;
- Budgeting procedures and systems;
- The Company's financial statements;
- External audit;
- Internal audit;
- Procedures for internal auditing and control;
- Hiring of qualified staff.

The Provisions on the Reporting and Compensations Committee have the following structure:

1. General provisions;
2. Goals and functions of the Committee;
3. Committee structure and composition;
4. Election of Committee members and Chairman, conflict of interests;
5. Committee meetings. Convening of a meeting. Agenda. Quorum;
6. Responsibilities of Committee members;
7. Cooperation with other structural and managing bodies of the Company;
8. Final provisions.

All information related to Committee activities and decisions is filed by the Secretary of the Board of Directors.

REGISTERED on ____ ________________ ________

state registration No. ____________________

Federal Commission for Securities Market of Russia

(registering authority)

____

(signature of the employee in charge)

(Seal of the registering authority)

DECISION ON BONDS ISSUE

Open Joint-Stock Company North-West Telecom

1,500,000 (One million five hundred thousand)
Series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care,
with the face value of 1,000 roubles (one thousand) each and with the redemption date of the first part – 30% (thirty percent) of the face value of the Bonds of the Issue - on the 1092nd (one thousand ninety second) day from the start of floating the Bonds of the Issue, with the redemption date of the second part – 30% (thirty percent) of the face value of the Bonds of the Issue - on the 1274th (one thousand two hundred seventy fourth) day from the start of floating the Bonds of the Issue and with the redemption date of the third part – 40% (forty percent) of the face value of the Bonds of the Issue - on the 1456th (one thousand four hundred fifty sixth) day from the start of floating the Bonds of the Issue.

approved by the Board of Directors of the Open Joint-Stock Company North-West Telecom dated June 10, 2003, Minutes #13-03

on the basis of the Decision of the Board of Directors of the Open Joint-Stock Company North-West Telecom on Bonds Floatation dated June 10, 2003, Minutes No. 13-03

Place of business: St. Petersburg, Russia

Mailing address: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

Contact telephone: (812) 312-03-81

Fax: (812) 325-83-23

General manager of the Open Joint-Stock Company North-West Telecom

A.A. Sysoyev

____

Official seal

The party providing security: Trubsnab Limited Liability Company

____

General Manager V.G. Burukhin

"___"_________ 2003 Official seal

This document has been created on the basis of the Electronic Questionnaire of FKCB (Federal Commission for the Securities Market) of Russia

1. Type, category and series of securities:
Type of securities: ***bonds***
Series: ***02***
Category: ***interest-bearing non-convertible***

2. Form of Bonds.
documentary, payable to bearer

3. Data on obligatory centralized care.

Obligatory centralized care of the Bonds of the issue is provided for.

Depositary dealing with the centralized care:
Full name: ***National Depositary Centre Nonprofit Partnership***
Abbreviated name: ***NP NDC***
Place of business: ***1/13 Sredniy Kislovskiy per., building 4, Moscow, 125009, Russian Federation***
Mailing address: ***1/13 Sredniy Kislovskiy per., building 4, Moscow, 125009, Russian Federation***

TIN: ***7706131216***
Telephone: ***(095) 956-27-89, 956-27-90***
No. of license: ***177-03431-000100***
Date of issue: ***4.12.2000***
Valid till: ***licence without fixed period***
Licensing authority: ***Federal Commission for Securities Market of Russia***

Bonds shall be issued in the documentary form, with a certificate for the entire scope of the issue, subject to centralized care at the Nonprofit Partnership National Depositary Centre (hereinafter referred to as NDC, Depositary). Rights to all Bonds of the issue shall be certified by one certificate, the form of which is given in the Appendix to the Decision on the Bonds Issue (hereinafter referred to as "Certificate") and the Offering Circular. Before the starting date of Bonds floatation, the Issuer shall transfer the Certificate for keeping at the NDC.

No issue of the certificate to Bond Holders is provided for. Depositary accounting of operations with Bonds shall be the responsibility of NDC, which acts as the depositary, as well as by the depositaries, on whose custody accounts Bonds are recorded (hereinafter referred to as Depositaries).

The procedure of submitting documents, as well as the execution timing and the grounds for transacting operations with Bonds are regulated by the contract on custody account, made by the client (depositor) and NDC, the conditions of depositary operations of the National Depositary Centre Non-Profit Partnership, that may be read at the following Internet address: www.ndc.ru, and/or contracts made with the depositaries, on whose custody accounts Bonds are recorded.

The Depositary is obliged to make operations with clients' (depositors') securities only upon instructions of such clients (depositors) or persons authorized by them, including account custodians, and within the time established by the depositary contract. The Depositary must make entries in respect of the client's (depositor's) custody account only provided there are documents, which, according to the active law, other standard legal acts and the depositary contract, serve as the ground for making such entries.

The following shall serve as the ground for making entries in respect of the client's (depositor's) custody account:

- instructions of the client (depositor) or the person authorized by him, including account custodian, meeting the requirements set forth in the depositary contract;

- in case of passage of the title to securities otherwise than as a result of civil-commitment transactions – documents confirming the passage of the title to securities in compliance with the active laws and other standard legal acts;

- other grounds provided for by the legislation of the Russian Federation and/or the depositary contract.

The Depositary must register facts of clients' (depositors') securities burdening with a pledge or other rights of third parties according to the procedure provided for by the depositary contract.

The rights to the securities that are kept, and (or) the rights to which are recorded at the depositary shall be considered as transferred from the moment the depositary makes the respective entry for the client's (depositor's) custody account. However, in case there is no entry on the custody account, the interested party is not deprived of the possibility to prove its title to the securities, referring to other proof.

For the purposes of clients (depositors) exercising their rights to securities, the depositary shall:

- Take all measures provided for by the Federal Laws and other standard legal acts to protect the rights of a conscientious acquirer to the securities held by him and to avoid requisitioning of securities from a conscientious acquirer;

- Ensure a transfer of securities to custody accounts indicated by the client (depositor) both with this depositary and with any other depositary upon instructions of the client (depositor) in compliance with the depositary contract.

After the Issuer retires the Bonds of the issue, the Depositary shall:

- write off the Bonds from custody accounts;

- stop keeping the Bonds certificate and retire it.

4. Face value of each bond of the issue

1,000 roubles

5. Number of bonds of issue

1 500 000

6. Rights granted to the holder of each bond of the issue

The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1092nd (one thousand ninety second) day from the day of the Bonds floatation start.

The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds floatation start.

The Bond Holder is entitled to get 40% (forty per cent) of the face value of the Bonds at retirement on the 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds floatation start.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in Actions of a bond Holder in the case of the Issuer's refusal to fulfil the commitments under the Bonds are shown in sub-item 8.3 of the Decision on the issue and in sub-item 56.11 of the Bonds Prospectus.

A Bond Holder is entitled to demand that the Issuer acquire Bonds within the period established by the Decision on the issue, which is at least 7 (seven) last days of the eighth coupon period at the price and according to the procedure established by this Decision on the issue.

A Bond holder is entitled to get the face value of the Bond that has not been paid off by the Issuer in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

The face value of the Bond, that has not been paid off by the Issuer, means above and hereinafter the difference between the face value of each Bond of the issue and the part of the face value of the Bond, that has been paid off by the Issuer in compliance with the Decision on the Issue and the Offering Circular.

A Bond holder is entitled to freely sell or otherwise alienate the Bond. Bond Holders who bought Bonds at the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the Bonds issue in compliance with the legislation of the Russian Federation.

A Bond holder is entitled to present a Bond of the issue for retirement and to demand immediate reimbursement of the nominal debt under the Bonds in the following cases:

1) a court award on bankruptcy of the Issuer takes effect;

2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision;

3) a court award on bankruptcy of the Warrantor takes effect;

4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;

5) the Issuer does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the conditions of the issue.

6) other cases expressly provided for by the legislation of the Russian Federation.

The Issuer undertakes to transfer in due time and in the full volume respective amounts required to fulfil the payment commitments in compliance with the Decision on the Bonds Issue to the Payment Agent under this Bond issue.

Actions of a bond Holder in the case of the Issuer's refusal to fulfil the commitments under the Bonds are shown in item 8.6 of this Decision on the issue and item 56.11 of the Bonds Prospectus

A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

7. Bonds floatation procedure.

7.1. Floatation method.

public subscription

7.2. Bonds flotation timing and procedure.

Floatation starting date, or procedure of fixing it:

The Bonds floatation starting date is fixed by the Issuer's Board of Directors and brought to the notice of potential acquirers of Bonds not later than 5 (five) working days before the Bonds floatation starting date by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg). If the said above notices are published at different times, then the periods shall be counted from the date of the earlier publication. The floatation of Bonds shall not start earlier than 2 (two) weeks after the information on the state

registration of the Bonds issue is disclosed in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) and the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) and the possibility is provided to all potential acquirers to have access to the information on the said Bonds issue, that must be disclosed in compliance with the Federal Law "On the Securities Market" and the standard acts of the Federal Commission for Securities Market of Russia.

Final date of floatation, or procedure of fixing it:

The earlier of the two following dates shall be the Bonds floatation completion date:

a) date after 14 (fourteen) working days from the starting date of floatation;

b) floatation date of the last Bond of the issue. The floatation completion date cannot be later than a year from the date of the state registration of the Bonds issue

Procedure and terms of making civil agreements (procedure and terms of filing and satisfying applications):

The Bonds are floated through making transactions of sale and purchase at the Face Value of the Bonds (starting from the second day of Bonds floatation, when making an operation of sale and purchase, the buyer also pays the accumulated coupon income on Bonds). Bonds are floated in the stock market section of Moscow Interbank Currency Exchange Private Joint-Stock Company (hereinafter referred to as MMVB).

Full official name: Moscow Interbank Currency Exchange Private Joint-Stock Company

Abbreviated official name: MMVB

Place of business: 13, Bolshoy Kislovsky pereulok, Moscow, 125009

Mailing address: 13, Bolshoy Kislovsky pereulok, Moscow, 125009

No. of license: 077-05870-000001

Date of issue: 26.02.2002

Period: without fixed period

Licensing authority: Federal Commission for Securities Market of Russia

Organizer of the Bonds issue is the North-West Telecom Private Joint-Stock Company located at: 12, Baskov per., St. Petersburg, Russia

Mailing address: 12, Baskov per., St. Petersburg, 191014

Bonds shall be sold by Underwriters acting on behalf of and for account of the Issuer.

Procedure of making transactions on the first day of floatation:

The auction to determine the interest rate of the first coupon of the Bonds is started and finished on the starting date of Bonds floatation. The procedure of holding the auction to determine the interest rate of the first coupon of the Bonds is described in clause 56.11 of the Offering Circular and 8.3. of the Decision on the Bonds Issue.

Upon expiry of the period for filing applications for auction to determine the interest rate of the first coupon, MMVB makes up the summary list of entered applications filed to each of the Underwriters and hands it over to the Issuer and the Underwriters.

On the basis of the analysis of the summary list of applications submitted for participation in the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing on the decision taken.

The organizer shall publish the notice on the interest rate of the first coupon using the trading

system of Moscow Interbank Currency Exchange (MMVB) by sending electronic messages to all Members of the Stock Market Section of MMVB.

After the written notification is received from the Issuer on the interest rate of the first coupon of the Bonds, the Underwriters shall jointly determine the total list of applications to be satisfied by them and the sequence of satisfying them on the basis of the summary list of applications filed for participation in the auction to determine the interest rate of the first coupon. The Underwriters shall include in the general list of applications to be accepted only the applications, on which the acceptable interest rate indicated by the acquirer in the application for the purchase of Bonds is less than or equal to the interest rate of the first coupon of the Bonds as determined by the Issuer on the basis of results of the auction.

The term "Acceptable interest " means the minimum interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value.

The organizer shall determine the sequence of executing the applications, proceeding from the following criteria:

- First, applications with the lesser interest rate of the first coupon are to be satisfied;

- If several applications for the purchase with equal interest rate of the first Bonds coupon are registered in the summary list of applications, then the applications that were filed earlier are to be satisfied first.

After the general list of applications accepted by the Underwriters is made up and the sequence of their execution is determined, the Underwriters shall make up separate lists of applications to be satisfied, that were sent to each of them, and shall determine the sequence for execution of such applications separately by each Underwriter.

After determining the list of applications accepted by each Underwriter and determining the sequence of their acceptance by each Underwriter, the Underwriters shall satisfy such applications. Each Underwriter shall satisfy the applications within the period established by the standard documents of MMVB (Moscow Interbank Currency Exchange).

If on the first day of issued Bonds floatation, applications are accepted by the Underwriters from potential investors filing them to the auction to determine the interest rate of the first coupon of the Bonds, in the volume equal to the number of the Bonds of the issue (1,500,000 Bonds), no further floatation of Bonds of the issue shall take place.

If on the first day of issued Bonds floatation, after the Underwriters satisfy the applications filed to the auction to determine the interest rate of the first coupon of the Bonds, a part of the Bonds of the issue remain unfloated, extra floatation of the Bonds of the issue shall be carried out starting from the first day of Bonds floatation and in the following days.

During the Bonds extra floatation period, the Members of the MMVB Section shall file applications for he purchase of Bonds both for their own account and for the account and on behalf of clients. The time for submitting applications for the purchase is established by the standard documents of MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds are to be sent to one of the Underwriters with the indication of the following significant conditions:

1) Purchase price: 100% (one hundred per cent) of the face value. Starting from the second day of the floatation of the Bonds of the issue, the buyer shall, in the course of the Bonds sale and purchase transaction, pay the accrued coupon yield (ACY) under the Bonds, to be determined according to the clause 7.3. of the Decision on bonds issue;

2) Number of Bonds, that the potential buyer would like to acquire.

Upon expiry of the period for filing applications for the purchase of Bonds as established by the standard documents of MMVB, MMVB makes up the summary list of entered applications sent to each Underwriter and hands it over to the Issuer and the Underwriters.

On the basis of the summary list of applications filed for the purchase of Bonds, the Underwriters shall determine the general list of applications to be executed by them and the sequence of executing them, proceeding from the time of filing an application.

After the general list of applications accepted by the Underwriters is made up and the sequence of their execution is determined, the Underwriters shall make up separate lists of applications to be satisfied, that were sent to each of them, and shall determine the sequence for execution of such applications separately by each Underwriter.

After determining the list of applications accepted by each Underwriter and determining the sequence of their acceptance by each Underwriter, the Underwriters shall satisfy such applications. Each Underwriter shall satisfy the applications within the period established by the standard documents of MMVB (Moscow Interbank Currency Exchange).

If the volume of a Bonds purchase application exceeds the number of the Bonds that have not been floated, such a securities purchase application shall be satisfied in the amount of the unfloated residue of the Bonds of the Issue.

Conditions and procedure of floatation of the securities of the issue:

Bonds shall be floated by making transactions of purchase and sale.

Transactions related to Bonds floatation are made starting from the first day of the Bonds floatation period till the date when the floatation of the Bonds is over.

Transactions in Bonds floatation shall be made in the Stock Market Section of the Closed Joint-Stock Company Moscow Interbank Currency Exchange by the Underwriters satisfying applications for the purchase of Bonds, filed using the trading and payment systems of MMVB, by members of the Stock Market Section of MMVB acting both in their own name and for their own account, and for the account and on behalf of their clients.

If a potential buyer is not a Member of the Section of the Stock Market of MMVB , he shall make an appropriate contract with any broker being a Member of the Section of the Stock Market of MMVB and shall instruct him to acquire Bonds.

A potential buyer of Bonds, being a Member of the Section of the Stock Market of MMVB, shall act independently.

The potential buyer of Bonds must open a respective custody account with NDC or with any other depositary being a depositor of NDC. The procedure and timing of opening custody accounts are established by the bylaws of respective depositaries.

a) Procedure of Determining the Interest Rate of the First Coupon

The interest rate of the first coupon is determined according to the results of the auction held at the Moscow Interbank Currency Exchange (MMVB). The auction to determine the interest rate of the first coupon (hereinafter referred to as auction, or auction to determine the rate of the first coupon) is held on the starting date of Bonds floatation.

On the day when the auction to determine the interest rate of the first coupon is held, Members of the Stock Market Section of MMVB submit applications for the auction, using the trading system of MMVB both for their own account and for the account and on behalf of clients. The time for submitting applications for the auction to determine the interest rate of the first coupon is established by MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds are to be sent by members of the stock market section of MMVB to the Underwriter with the indication of the following significant conditions:

1) Purchase price: 100% (one hundred per cent) of the face value;

2) Number of Bonds, that the potential buyer would like to acquire, if the Issuer assigns the interest rate of the first coupon as greater or equal to the acceptable interest rate of the first coupon indicated in the application.

3) Interest rate of the first coupon acceptable for the investor. The term "Acceptable interest " means the minimum interest rate of the first coupon, which, if announced by the Issuer, would

make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value. The acceptable interest rate of the first coupon must be expressed in per cent per annum accurate to a hundredth of per cent.

Money must be reserved in the amount sufficient for complete payment of the Bonds stated in the applications, taking into account the MMVB's commission fee.

Applications, in which one or several of the above significant conditions do not comply with the requirements set forth in items 1-3, and applications that are not secured by money as provided for in the previous paragraph are not permitted for participation in the auction to determine the interest rate of the first coupon.

Upon expiry of the period for filing applications for the auction to determine the interest rate of the first coupon, MMVB makes up the summary list of entered applications and hands it over to the Issuer and the Underwriters.

On the basis of the analysis of the summary list of applications submitted for participation in the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing on the decision taken.

After information is received from the Issuer on the established interest rate of the first coupon, the Underwriters make transactions by submitting cross-applications against the applications, in which the interest rate of the first coupon is less than or equal to the established interest rate of the first coupon. The time of effecting operations in the framework of the auction to determine the rate of the Bonds first coupon and making transactions to float them is to be established by Moscow Interbank Currency Exchange (MMVB) upon agreement with the Issuer and the Underwriters.

The filed applications for the purchase of Bonds are to be fully satisfied by the Underwriters, unless the number of Bonds stated in the purchase application exceeds the number of the Bonds that have not been floated. If the volume of a Bonds purchase application exceeds the number of the Bonds that have not been floated, such a securities purchase application shall be satisfied in the amount of the unfloated residue of the Bonds. In such a case, Bond purchase applications are to be satisfied by the Underwriters as follows:

1) applications shall be satisfied in the ascending order of the interest rate of the first coupon as stated in such applications, i.e. the first application to be satisfied is the one with the minimum indicated rate of the first coupon of all filed applications, the second application to be satisfied is the one with the minimum rate of the first coupon of the applications that remain unsatisfied, etc.;

2) in case of equal rates of the first coupon, stated in the applications, they shall be satisfied according to the sequence in which they have been filed. If all Bonds have been floated, there shall be no further transactions made.

After the interest rate of the first coupon is established and the applications filed in the course of the auction are satisfied, the members of the Stock Market Section acting in their own name both for their own account and for the account and on behalf of potential buyers may submit target applications for the purchase of Bonds during the floatation period. Applications addressed to the Underwriter and having only the TO settlements code are permitted for filing. Applications shall be filed taking into account the interest rate of the first coupon established by the Issuer.

Starting from the second day of Bonds floatation, the buyer shall pay the accrued Bonds coupon yield for the respective number of days when acquiring Bonds.

A condition of accepting for execution the target Bonds purchase applications filed by Members of the Stock Market Section is to fulfil the conditions of the sufficiency of provided security as stipulated by the Clearing Conditions of MMVB.

If a filed application meets the above conditions, the Underwriter shall make the transaction by filing a cross-application on the day the respective purchase application is filed.

Bonds shall be floated according to the Rules of MMVB and other standard documents of MMVB.

Settlements under made transactions shall be effected according to the Clearing Conditions of MMVB.

The sold Bonds shall be transferred by the Depositary to the custody accounts of the Bond buyers on the date of the sale and purchase operation.

Organizations participating in the securities floatation:

Full name: ***North-West Telecombank Private Company***

Abbreviated name: ***ZAO Telecombank***

TIN: ***7834000145***

Place of business: ***12, Baskov per., St. Petersburg, Russia***

Mailing address: ***12, Baskov per., St. Petersburg, 191014***

No. of license: ***178-05777-100000***

Date of issue: ***17.12.2001***

Valid till: ***10.12.2004***

Licensing authority: ***Federal Commission for Securities Market of Russia***

Agent's functions, floatation methods, essential terms of the contract:

Under the conditions of the contract of services of bonds floatation in the organized securities market (hereinafter referred to as the Contract of Underwriting), an Underwriter shall:

- Analyze and estimate the potential demand for Bonds among possible acquirers of Bonds;

- Start performing its duties of Bonds floatation after the state registration of the Bonds issue and only on or after the floatation start date established by the issue registration documents.

- Sell Bonds, upon Issuer's instructions in compliance with the Contract of Underwriting and the procedure established by the Decision on the Issue and the Offering Circular;

- Employ, upon agreement with the Issuer, third parties for Bonds floatation work and enter into respective agreements with them;

- Open a separate "Personal Account" of the Issuer (hereinafter referred to as the "Personal Account") for separated accounting of Issuer's monetary funds received by the Underwriter in connection with fulfilling the Contract of Underwriting;

- Not later than the working day following the receipt of the respective inquiry from the Issuer, inform the latter on the number of made transactions of the sale of Bonds to first acquirers and on the amount of money gained from the sale of Bonds;

- Immediately inform the Issuer on all circumstances arising in the course of fulfilling the Contract of Underwriting and influencing the execution of the Contract of Underwriting;

- Not later than the 3rd (third) working day after entering the money received by the Underwriter as payment from Bonds acquirers to the Underwriter's accounts, transfer the said money to the Issuer's settlement account; The Underwriter shall transfer the money less the remuneration due to the Underwriter under the Contract of Underwriting and the stock exchange fee established by MMVB (Moscow Interbank Currency Exchange) and paid by the Underwriter on the basis of the Rules of Trading in Securities at MMVB and the Conditions of Clearing approved by the Stock Exchange Council of MMVB.

- According to the procedure and within the time set forth by the Contract of Underwriting, a written report on execution of this Contract shall be provided to the Issuer.

- Accounting of Issuer's monetary funds received by the Underwriter from Bonds floatation shall be separated from own monetary funds and from monetary funds of other clients of the Underwriter.

- Facilitate the Issuer making the required contracts (agreements) with MMVB and NP National Depositary Centre (NDC),

- Acquire for its own account Bonds that are not floated before 18.00 of the floatation start date, provided the total number of Bonds that are floated before that time is at least 75% (seventy five per cent) of the entire volume of the Bonds issue;

- Perform other actions required to fulfil its obligations of Bonds floatation in compliance with the active laws of RF.

Full name: ***Joint-Stock Commercial Bank Moskovsky Delovoy Mir (Open Joint-Stock Company)***

Abbreviated name: ***OAO MDM-Bank***

TIN: *7706074960*

Place of business: *3, ul. Sadovnicheskaya, Moscow, Russian Federation, 115035*

Mailing address: *3, ul. Sadovnicheskaya, Moscow, Russian Federation, 115035*

No. of license: *177-02956-100000*

Date of issue: *27.11.2000*

Valid till: *licence without fixed period*

Licensing authority: *Federal Commission for Securities Market of Russia*

Agent's functions, floatation methods, essential terms of the contract:

Under the conditions of the contract of services of bonds floatation in the organized securities market (hereinafter referred to as the Contract of Underwriting), an Underwriter shall:

- Analyze and estimate the potential demand for Bonds among possible acquirers of Bonds;

- Start performing its duties of Bonds floatation after the state registration of the Bonds issue and only on or after the floatation start date established by the issue registration documents.

- Sell Bonds, upon Issuer's instructions in compliance with the Contract of Underwriting and the procedure established by the Decision on the Issue and the Offering Circular;

- Employ, upon agreement with the Issuer, third parties for Bonds floatation work and enter into respective agreements with them;

- Open a separate "Personal Account" of the Issuer (hereinafter referred to as the "Personal Account") for separated accounting of Issuer's monetary funds received by the Underwriter in connection with fulfilling the Contract of Underwriting;

- Not later than the working day following the receipt of the respective inquiry from the Issuer, inform the latter on the number of made transactions of the sale of Bonds to first acquirers and on the amount of money gained from the sale of Bonds;

- Immediately inform the Issuer on all circumstances arising in the course of fulfilling the Contract of Underwriting and influencing the execution of the Contract of Underwriting;

- Not later than the 3rd (third) working day after entering the money received by the Underwriter as payment from Bonds acquirers to the Underwriter's accounts, transfer the said money to the Issuer's settlement account; The Underwriter shall transfer the money less the remuneration due to the Underwriter under the Contract of Underwriting and the stock exchange fee established by MMVB (Moscow Interbank Currency Exchange) and paid by the Underwriter on the basis of the Rules of Trading in Securities at MMVB and the Conditions of Clearing approved by the Stock Exchange Council of MMVB.

- According to the procedure and within the time set forth by the Contract of Underwriting, a written report on execution of this Contract shall be provided to the Issuer.

- Accounting of Issuer's monetary funds received by the Underwriter from Bonds floatation shall be separated from own monetary funds and from monetary funds of other clients of the Underwriter.

- Facilitate the Issuer making the required contracts (agreements) with MMVB and NP National Depositary Centre (NDC),

- Acquire for its own account Bonds that are not floated before 18.00 of the floatation start date, provided the total number of Bonds that are floated before that time is at least 75% (seventy five per cent) of the entire volume of the Bonds issue;

- Perform other actions required to fulfil its obligations of Bonds floatation in compliance with the active laws of RF.

Full name: *Asset and Investment Bank Joint-Stock Commercial Bank (Open Joint-Stock Company)*

Abbreviated name: *JSCB "DIB"*

TIN: *7705283015*

Place of business: *3, ul. Sadovnicheskaya, Moscow, Russian Federation, 115035*

Mailing address: *4/4 Kolpachny per., Moscow, 101990*

No. of license: ***177-03474-100000***

Date of issue: ***7.12.2000***

Valid till: ***licence without fixed period***

Licensing authority: ***Federal Commission for Securities Market of Russia***

Agent's functions, floatation methods, essential terms of the contract:

Under the conditions of the contract of services of bonds floatation in the organized securities market (hereinafter referred to as the Contract of Underwriting), an Underwriter shall:

- Analyze and estimate the potential demand for Bonds among possible acquirers of Bonds;

- Start performing its duties of Bonds floatation after the state registration of the Bonds issue and only on or after the floatation start-date established by the issue registration documents.

- Sell Bonds, upon Issuer's instructions in compliance with the Contract of Underwriting and the procedure established by the Decision on the Issue and the Offering Circular;

- Employ, upon agreement with the Issuer, third parties for Bonds floatation work and enter into respective agreements with them;

- Open a separate "Personal Account" of the Issuer (hereinafter referred to as the "Personal Account") for separated accounting of Issuer's monetary funds received by the Underwriter in connection with fulfilling the Contract of Underwriting;

- Not later than the working day following the receipt of the respective inquiry from the Issuer, inform the latter on the number of made transactions of the sale of Bonds to first acquirers and on the amount of money gained from the sale of Bonds;

- Immediately inform the Issuer on all circumstances arising in the course of fulfilling the Contract of Underwriting and influencing the execution of the Contract of Underwriting;

- Not later than the 3rd (third) working day after entering the money received by the Underwriter as payment from Bonds acquirers to the Underwriter's accounts, transfer the said money to the Issuer's settlement account; The Underwriter shall transfer the money less the remuneration due to the Underwriter under the Contract of Underwriting and the stock exchange fee established by MMVB (Moscow Interbank Currency Exchange) and paid by the Underwriter on the basis of the Rules of Trading in Securities at MMVB and the Conditions of Clearing approved by the Stock Exchange Council of MMVB.

- According to the procedure and within the time set forth by the Contract of Underwriting, a written report on execution of this Contract shall be provided to the Issuer.

- Accounting of Issuer's monetary funds received by the Underwriter from Bonds floatation shall be separated from own monetary funds and from monetary funds of other clients of the Underwriter.

- Facilitate the Issuer making the required contracts (agreements) with MMVB and NP National Depositary Centre (NDC),

- Acquire for its own account Bonds that are not floated before 18.00 of the floatation start date, provided the total number of Bonds that are floated before that time is at least 75% (seventy five per cent) of the entire volume of the Bonds issue;

- Perform other actions required to fulfil its obligations of Bonds floatation in compliance with the active laws of RF.

7.3. Price (prices) or procedure of determining floatation price of one Bond.

The floatation price of one Bond of the issue is equal to the face value of the Bond and makes 1000 (one thousand) roubles per Bond. Starting from the second day of the floatation of the Bonds of the issue, the buyer shall, in the course of the Bonds sale and purchase transaction, pay the accrued coupon yield (ACY) under the Bonds, to be determined according to the following formula:

$ACY = Nom*C1*(T - T(0))/365/100\%$,

where,

ACY is the accrued coupon yield, in roubles;

Nom is the face value of a Bond, roubles;

C1 is the interest rate of the first coupon, in per cent per annum;

T – date of the Bonds floatation;

T(0)– date of the Bonds floatation start;

ACY is calculated accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

7.4. Form and Procedure of Payment for Bonds

The monetary payment is stipulated for the acquisition of the securities of the issue.

Conditions and procedure of payment by installments for the securities of the issue:

No possibility of payment by installments for the securities of the issue is provided for.

Details of the accounts, to which money must be transferred as payment for the securities of the issue:

Account Holder: *North-West Telecombank Private Company*

Account No.: *30401810400100000709*

Crediting organization:

Full name: *Non-bank credit organization Closed Joint-Stock Company Clearing Agency of the Moscow Interbank Currency Exchange*

Abbreviated name: *RP MMVB*

Place of business: *1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009*

Mailing address: *1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009*

BIK: *044583505*

Corr. acc.: *30105810100000000505*

Account Holder: *Joint-Stock Commercial Bank Moskovsky Delovoy Mir (Open Joint-Stock Company)*

Account No.: *30401810100100000106*

Crediting organization:

Full name: *Non-bank credit organization Closed Joint-Stock Company Clearing Agency of the Moscow Interbank Currency Exchange*

Abbreviated name: *RP MMVB*

Place of business: *1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009*

Mailing address: *1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009*

BIK: *044583505*

Corr. acc.: *30105810100000000505*

Account Holder: *Asset and Investment Bank Joint-Stock Commercial Bank (Open Joint-Stock Company)*

Account No.: *30401810800100000121*

Crediting organization:

Full name: *Non-bank credit organization Closed Joint-Stock Company Clearing Agency of the Moscow Interbank Currency Exchange*

Abbreviated name: ***RP MMVB***

Place of business: ***1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009***

Mailing address: ***1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009***

BIK: ***044583505***

Corr. acc.: ***30105810100000000505***

Other conditions and procedures of payment for the securities of the issue.

The Bonds shall be paid for in the monetary form in roubles of the Russian Federation by wire transfer.

Settlements under the Bonds during their floatation shall be effected on the basis "delivery against payment" in compliance with the settlement rules of the MMVB's Stock Market section.

The money received from the Bonds floatation at the Moscow Interbank Currency Exchange (MMVB) shall be entered at the Clearing Agency of MMVB to the account of the Underwriter.

The money entered to the account of the Underwriter at the Clearing Agency of MMVB shall be transferred by it to the Issuer's account not later than 3 (three) working days from the date of entering to the account of the Underwriter.

7.5. Percentage of securities, which, if it is not floated, makes the issue of securities invalid.

Not determined

8. Terms of Retirement and Payment of Yield under Bonds

8.1. Bonds Retirement Form:

Bonds retirement and payment of the yield under them shall be effected in roubles of the Russian Federation through a non-cash transaction.

8.2. Procedure and Terms of Bonds Retirement including Retirement period.

The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a part of the face value of Bonds"):

1. 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;

2. 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;

3. 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start -40% (forty per cent) of the face value of the Bonds.

Retirement of a part of the Bonds face value is effected by the payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent) – its duties are entrusted to:

Full official name of the company: North-West Telecombank Private Company

Abbreviated official name: ZAO Telecombank

Place of business: 12, Baskov per., St. Petersburg, Russia

Mailing address: 12, Baskov per., St. Petersburg, 191014

General license for banking operations: No.168

Date of issue: 22.03.2000

Period: without limitation of the period

Authority issuing the license: Bank of Russia

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya and/or Vedomosti (the regional St. Petersburg circulation).

A part of the Bonds face value is retired in the currency of the Russian Federation by a non-cash transaction to depositors of NDC (National Depositary Centre) which deals with centralized care of the issued Bonds in favour of Bond Owners.

Retirement of the part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the and of NDC's operation day preceding the sixth day before the day of Bonds retirement (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds Face Value).

The above list of Bond Holders shall include:

1) NDC's depositors, if:

- said parties are owners of the Bonds of the issue;

- said parties are authorized by owners of the Bonds of the issue to receive monetary funds during retirement of a part of the issued Bonds face value;

2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when a part of the issued Bonds face value is retired.

It is presumed that nominal holders who are NDC's depositors are authorized to receive Bonds retirement money. Not later than on the 3rd (third) working day before the Date of retirement of the part of Bonds face value, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive retirement amounts under the Bonds, shall transfer to the NDC the list of Bond owners, that must contain all the details indicated below in the List of Bond Holders for the retirement of a part of Bonds face value.

A Bond Owner, if it/he/she is not a depositor of NDC may authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for retirement of a part of the face value, which List shall be submitted to the Issuer and/or to the Payment Agent not later than on the 2nd (second) working day before the Date of the retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Not later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the NDC, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should On the date of Bonds face value partial retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bond holder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds face value partial retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Redemption period of the issued bonds:

The start date

The starting date of the retirement of the first part – 30% (thirty per cent) of the face value of the issued Bonds is the 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start. The starting date of the retirement of the second part – 30% (thirty per cent) of the face value of the issued Bonds is the 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start. The starting date of the retirement of the third part - 40% (forty per cent) of the face value of the issued Bonds is the 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start.

The completion date

The completion date of the retirement of the first part – 30% (thirty per cent) of the face value of the issued Bonds is the 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start. The completion date of the retirement of the second part – 30% (thirty per cent) of the face value of the issued Bonds is 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start. The completion date of the retirement of the third part - 40% (forty per cent) of the face value of the issued Bonds is the 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start.

8.3. Procedure of determining the income payable under each Bond.

Coupon (interest) period		Coupon (interest) yield
The start date	The completion date	

1. Coupon: 1

The date of the Bonds floatation start	91st day from the day when floatation of the Bonds starts	The interest rate of the first coupon is determined by holding an auction among potential buyers of Bonds on the first day of the primary distribution of the issued Bonds. On the day when the auction to determine the interest rate of the first coupon of the Bond is held, Members of the Section of MMVB submit applications for the auction, using the trading system of MMVB both for their own account and for the account and on behalf of clients. The time for submitting applications for the auction to determine the interest rate of the first coupon is established by MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds by Members of the MMVB Section are to be sent to one of the Underwriters with the indication of the following significant conditions: 1) Purchase price: 100% (one hundred per cent) of the face value; 2) Number of Bonds, that the potential buyer would like to acquire, if the Issuer assigns the interest rate of the first coupon as greater or equal to the acceptable interest rate indicated in the application. 3) Interest rate of the first coupon acceptable for the investor. The term "Acceptable interest " means the minimum interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value. The acceptable interest rate must be expressed in per cent per annum accurate to a hundredth of per cent. Money must be reserved in the amount sufficient for complete payment of the Bonds stated in the applications, taking into account the MMVB's commission fee. Applications, in which one or several of the above significant conditions do not comply with the requirements set forth in items 1-3, and applications that are not secured by money as provided for in the previous paragraph are not permitted for participation in the auction to determine the interest rate of the first coupon. Upon expiry of the period for filing applications for auction to determine the interest rate of the first coupon, MMVB makes up the summary list of entered applications filed to each of the Underwriters and hands it over to the Issuer and the Underwriters. On the basis of the analysis of the summary list of applications submitted for participation in the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing on the decision taken. The organizer shall publish a notice on the interest rate of the first coupon using the trading system of Moscow Interbank Currency Exchange (MMVB) by sending electronic messages to all Members of the Section.

2. Coupon: 2

91st day from the day when floatation of the Bonds starts	182nd day from the day when floatation of the Bonds starts	The amount of coupon rate for the second coupon equals to the amount of coupon rate for the first coupon.

3. Coupon: 3

182nd day from the day when floatation of the Bonds starts	273rd day from the day when floatation of the Bonds of the issue starts	The amount of coupon rate for the third coupon equals to the amount of coupon rate for the first coupon.

4. Coupon: 4

273rd day from the day when floatation of the Bonds of the issue starts	364th day from the day when floatation of the Bonds of the issue starts	The amount of coupon rate for the fourth coupon equals to the amount of coupon rate for the first coupon.

5. Coupon: 5

364th day from the day when floatation of the Bonds of the issue starts	455th day from the day when floatation of the Bonds of the issue starts	The coupon rate for the fifth coupon shall be determined according to the following formula: C(5) = C(1) - 1 where C(1) is the interest rate of the first coupon, in per cent per annum; and C(5) is the interest rate of the fifth coupon, in per cent per annum;

6. Coupon: 6

455th day from the day when floatation of the Bonds of the issue starts	546th day from the day when floatation of the Bonds starts	The amount of coupon rate for the sixth coupon equals to the amount of coupon rate for the fifth coupon.

7. Coupon: 7

546th day from the day when floatation of the Bonds starts	637th day from the day when floatation of the Bonds starts	The amount of coupon rate for the seventh coupon equals to the amount of coupon rate for the fifth coupon.

8. Coupon: 8

637th day from the day when floatation of the Bonds starts	728th day from the day when floatation of the Bonds starts	The amount of coupon rate for the eighth coupon equals to the amount of coupon rate for the fifth coupon.

9. Coupon: 9

728th day from the day when floatation of the Bonds starts	819th day from the day when floatation of the Bonds starts	The interest rate of the ninth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

10. Coupon: 10

819th day from the day when floatation of the Bonds starts	910th day from the day when floatation of the Bonds starts	The interest rate of the tenth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

11. Coupon: 11

910th day from the day when floatation of the Bonds starts	1001st day from the day when floatation of the Bonds starts	The interest rate of the eleventh coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

12. Coupon: 12

1001st day from the day when floatation of the Bonds starts	1092nd day from the day when floatation of the Bonds starts	The interest rate of the twelfth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

13. Coupon: 13

1092nd day from the day when floatation of the Bonds starts	1183rd day from the day when floatation of the Bonds starts	The interest rate of the thirteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

14. Coupon: 14

1183rd day from the day when floatation of the Bonds starts	1274th day from the day when floatation of the Bonds starts	The interest rate of the fourteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

15. Coupon: 15

1274th day from the day when floatation of the Bonds starts	1365th day from the day when floatation of the Bonds starts	The interest rate of the fifteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

16. Coupon: 16

1365th day from the day when floatation of the Bonds starts	1456th day from the day when floatation of the Bonds starts	The interest rate of the sixteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

The Bonds coupon yield for the first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh and twelfth coupon periods is calculated according to the following procedure:

Ki = Ci * Ni * (ti - Ti)/365/100%

where i is the sequence number of the coupon, i= 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12,

Ki is the amount of coupon payment on each Bond

Ci is the coupon interest rate

N is the face value of one Bond

ti is the expiry date of the i-th coupon period

Ti is the starting date of the i-th coupon period.

The Bonds coupon yield for the thirteenth and fourteenth coupon periods is calculated according to

the following procedure:

Ki = Ci * 0,7 * N * (ti - Ti)/365/100%

The Bonds coupon yield for the fifteenth and sixteenth coupon periods is calculated according to the following procedure:

Ki = Ci * 0.4 * N * (ti - Ti)/365/100%

The amount of yield on the coupon is calculated accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

8.4. Procedure and time of Bond Yield Payment, including the Procedure and time of Coupon Yield Payment.

Coupon (interest) period		Time (date) of coupon (interest) yield payment	Date of making up the list of Bond Owners for payment of the coupon (interest) yield
The start date	**The completion date**		
1. Coupon: 1			
The date of the Bonds floatation start	91st day from the day when floatation of the Bonds starts	on 91st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:

Payment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond Owners who are such Owners as of the and of NDC's working day preceding the sixth day before the day of Bond yield payment (hereinafter referred to as the Date of Making up the List of Bond Holders for Coupon Yield Payment).

The above list of Bond Holders shall include:

1) NDC's depositors, if:

- said parties are owners of the Bonds of the issue;

- said parties are authorized by owners of the Bonds of the issue to receive monetary funds during payment of the coupon yield under the issued Bonds;

2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when the coupon yield under the issued Bonds is paid.

It is presumed that nominal holders who are NDC's depositors – are authorized to receive money when the coupon yield under the Bonds is paid. Not later than on the 3rd (third) working day before the date of payment of the coupon yield under the Bonds, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds coupon yield payment money, shall transfer to the NDC the list of Bond owners,

that must contain all the details indicated below in the List of Bond Holders for coupon yield payment.

A Bond Owner, if it/he/she is not a depositor of NDC may authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and Bond redemption.

On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for coupon yield payment, which List shall be submitted to the Issuer and/or to the Payment Agent not later than on the 2nd (second) working day before the Date of Bomd yield payment. The List of Bond Holders for coupon yield payment shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;

b) number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds, viz:

- No. of the bank account;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- location and mailing address of the bank;
- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the yield payment amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the amounts of Bonds yield payment (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Within two working days before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond Yields.

On the date of Bond Yield payment, the Payment Agent transfers the appropriate monies to the accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

No coupon yield on unfloated Bonds shall be accrued or paid.

Issuer's obligations to pay the respective coupon yield under the Bonds shall be considered as executed and fulfilled from the moment the money is written off from the Issuer's account and/or from the correspondent account of the Payment Agent for payment of the coupon yield in favour of the Bond Holders.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for coupon yield payment shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

2. Coupon: 2

91st day from the day when floatation of the Bonds starts	182nd day from the day when floatation of the Bonds starts	on 182nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment: The procedure of the second coupon yield payment is the same as the procedure of the first coupon yield payment.

3. Coupon: 3

182nd day from the day when floatation of the Bonds starts	273rd day from the day when floatation of the Bonds of the issue starts	on 273rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment: The procedure of the third coupon yield payment is the same as the procedure of the first coupon yield payment.			

4. Coupon: 4

273rd day from the day when floatation of the Bonds of the issue starts	364th day from the day when floatation of the Bonds of the issue starts	on 364th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment: The procedure of the fourth coupon yield payment is the same as the procedure of the first coupon yield payment.			

5. Coupon: 5

364th day from the day when floatation of the Bonds of the issue starts	455th day from the day when floatation of the Bonds of the issue starts	on 455th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment: The procedure of the fifth coupon yield payment is the same as the procedure of the first coupon yield payment.			

6. Coupon: 6

455th day from the day when floatation of the Bonds of the issue starts	546th day from the day when floatation of the Bonds starts	on 546th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment:			

The procedure of the sixh coupon yield payment is the same as the procedure of the first coupon yield payment.

7. Coupon: 7

546th day from the day when floatation of the Bonds starts	637th day from the day when floatation of the Bonds starts	on 637th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:
The procedure of the seventh coupon yield payment is the same as the procedure of the first coupon yield payment.

8. Coupon: 8

637th day from the day when floatation of the Bonds starts	728th day from the day when floatation of the Bonds starts	on 728th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:
The procedure of the eighth coupon yield payment is the same as the procedure of the first coupon yield payment.

9. Coupon: 9

728th day from the day when floatation of the Bonds starts	819th day from the day when floatation of the Bonds starts	on 819th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:
The procedure of the ninth coupon yield payment is the same as the procedure of the first coupon yield payment.

10. Coupon: 10

819th day from the day when floatation of the Bonds starts	910th day from the day when floatation of the Bonds starts	on 910th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment.

The procedure of the coupon (interest) yield payment:

The procedure of the tenth coupon yield payment is the same as the procedure of the first coupon yield payment.

11. Coupon: 11

910th day from the day when floatation of the Bonds starts	1001st day from the day when floatation of the Bonds starts	on 1001st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment.
The procedure of the coupon (interest) yield payment: The procedure of the eleventh coupon yield payment is the same as the procedure of the first coupon yield payment.			

12. Coupon: 12

1001st day from the day when floatation of the Bonds starts	1092nd day from the day when floatation of the Bonds starts	on 1092nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment.
The procedure of the coupon (interest) yield payment: The procedure of the twelfth coupon yield payment is the same as the procedure of the first coupon yield payment. The yield on the twelfth coupon shall be paid at the same time with retirement of the first part - 30% (thirty per cent) of the face value of the issued Bonds.			

13. Coupon: 13

1092nd day from the day when floatation of the Bonds starts	1183rd day from the day when floatation of the Bonds starts	on 1183rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment.
The procedure of the coupon (interest) yield payment: The procedure of the thirteenth coupon yield payment is the same as the procedure of the first coupon yield payment.			

14. Coupon: 14

1183rd day from the day when floatation of the Bonds starts	1274th day from the day when floatation of the Bonds starts	on 1274th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National

			Depository Centre's) working day preceding the sixth day before the day of Bond yield payment.
The procedure of the coupon (interest) yield payment: The procedure of the fourteenth coupon yield payment is the same as the procedure of the first coupon yield payment. The yield on the fourteenth coupon shall be paid at the same time with retirement of the second part - 30% (thirty per cent) of the face value of the issued Bonds.			

15. Coupon: 15

1274th day from the day when floatation of the Bonds starts	1365th day from the day when floatation of the Bonds starts	on 1365th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment: The procedure of the fifteenth coupon yield payment is the same as the procedure of the first coupon yield payment.			

16. Coupon: 16

1365th day from the day when floatation of the Bonds starts	1456th day from the day when floatation of the Bonds starts	on 1456th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment: The procedure of the sixteenth coupon yield payment is the same as the procedure of the first coupon yield payment. The yield on the sixteenth coupon shall be paid at the same time with retirement of the third part -40% (forty per cent) of the face value of the issued Bonds			

The coupon (interest) yield shall be paid by the Issuer via the Payment Agent.

Full name: ***North-West Telecombank Private Company***

Abbreviated name: ***ZAO Telecombank***

Place of business: ***12, Baskov per., St. Petersburg, Russia***

Mailing address: ***12, Baskov per., St. Petersburg, 191014***

Duties and functions of the Payment Agent:

The Payment Agent shall:

- in its own name, but for account of and on behalf of the Issuer, pay monies to the parties authorized to receive money from retirement and coupon yield under the Bonds – owners of Bonds and/or Bond Holders – in the amounts, within the time and according to the procedure established by the Decision on the Bonds issue and the Offering Circular. Any payments of monetary funds

under the Bonds shall be effected by the Payment Agent only provided the Issuer transfers to the Issuer's personal account opened with the Payment Agent monies in the amount sufficient for effecting such payments;

- calculate amounts of monetary funds due to each of the parties authorized to receive money from retirement and coupon yield under the Bonds according to the procedure established by the Decision on the Bonds issue and the Offering Circular;

- submit to the Issuer written reports on the effected payments under the Bonds within the time and according to the procedure established by the contract made between the Issuer and the Payment Agent;

- perform, in the cases provided for by the legislation of the Russian Federation, the duties of the fiscal agent when the yield under the Bonds is paid;

- provide Bond Owners and Holders with information on the amount, timing and conditions of the Bonds coupon yield payment, as well as on the timing and conditions of Bonds retirement;

- observe confidentiality in respect of the information received by the Payment Agent in connection with performing its obligations, unless such information is generally accessible or is to be disclosed according to the standard acts of the Russian Federation.

8.5. Possibility and Procedure of Pre-term Bonds Retirement.

Date, before which Bonds cannot be presented for pre-term retirement:

A Bond Owner is entitled to present Bonds for retirement and to demand immediate reimbursement for the face value of the Bond, that has not been paid off by the Issuer, in the following cases:

1) a court award on bankruptcy of the Issuer takes effect;

2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision;

3) a court award on bankruptcy of the Warrantor takes effect;

4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;

5) the Issuer does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the conditions of the issue.

6) other cases expressly provided for by the legislation of the Russian Federation.

The face value of the Bond, that has not been paid off by the Issuer, means above and hereinafter the difference between the face value of each Bond of the issue and the part of the face value of the Bond, that has been retired by the Issuer in compliance with the Decision on the Issue and the Offering Circular.

Conditions and procedure of pre-term retirement:

In case of pre-term retirement, Bonds shall be retired at the face value of the Bond, that has not been paid off. Besides, the Issuer shall pay to the Bond Owners the accrued coupon yield as of the date of the Issuer's obligations execution in respect of pre-term retirement of Bonds, calculated according to the Decision on the Bonds Issue and the Offering Circular.

It is presumed that nominal holders who are NDC's depositors – are duly authorized to receive money of pre-term retirement under the Bonds and/or effect other actions required for pre-term retirement of the Bonds in favour of Bond Owners.

Retirement of the Bonds is effected by the payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent) – its duties are entrusted to:

Full official name of the company: North-West Telecombank Private Company
Abbreviated official name: ZAO Telecombank
Place of business: 12, Baskov per., St. Petersburg, Russia
Mailing address: 12, Baskov per., St. Petersburg, 191014
General license for banking operations: No.168
Date of issue: 22.03.2000
Period: without limitation of the period
Authority issuing the license: Bank of Russia

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya and/or Vedomosti (the regional St. Petersburg circulation).

Not later than 2 (two) working days following the date of receipt of monies from the Issuer and of the data required to effect the respective payment in favour of the Bonds owner, the Payment Agent shall transfer monies in favour of the Bond Owner according to the indicated details. Not later than the working day following the date of monies transfer, it shall advise the Issuer and the NDC's depositor, authorized to receive pre-term retirement payments under the Bonds, on the transfer that has been effected.

The Issuer's obligations shall be considered as fulfilled from the moment the respective monetary funds are entered to the correspondent account of the bank indicated in the demand of Bonds pre-term retirement.

After the Issuer performs the obligations of Bonds pre-term retirement, NDC shall write off the retired Bonds from the account of the NDC's depositor dealing with the accounting of the rights of the Owner to the Bonds being retired before the appointed time and shall enter the Bonds to the issue account according to the procedure determined by NDC.

To exercise the right of Bonds pre-term retirement, the Bond Owner or the nominal holder who is an NDC's depositor authorized by the Bond Owner to perform actions aimed at Bonds pre-term retirement shall perform the following necessary actions:

- submit to the NDC a written demand (application) for Bonds retirement (in compliance with the requirements established by this Decision on Issue);
- instructions, in compliance with the requirements determined by NDC for the transfer of Bonds to be retired ahead of schedule, to the section of the custody account intended for records of the Bonds to be retired ahead of schedule.

The written demand to retire Bonds shall be submitted with the enclosure of:

- a document confirming the powers of the signatory of the demand on behalf of the Bond Owner – if the demand is signed by a person other than the Bond Owner;
- a specimen of the signature of the signatory of the demand on behalf of the Bond Owner, certified by a notary.

The demand to retire Bonds shall contain:

- description of the event that has entitled the Bond Owner to pre-term retirement;

- for a legal entity: name of the legal entity, its legal address and location, payment details, individual tax-payer's No. (and the BIK code for credit organizations) of the Bond Owner;

- for an individual: full name, residence address, other passport data, payment details, individual tax-payer's No. (if it has been assigned according to the established procedure).

Not later than the next day after receiving the documents provided by the Depositor to NDC, the latter shall provide the Issuer with the data on the parties, that have claimed pre-term retirement, and the presented documents.

Within 5 (five) working days from the date of receiving the above documents, the Issuer shall check them and, if they meet the above requirements, shall transfer monetary funds to the Payment Agent's account in the amount due to the Bonds owner and shall provide the Payment Agent with the data required to effect the appropriate payment in favour of the Bond Owner.

If the presented documents do not meet the indicated requirements, the Issuer shall, not later than on the fifth working day from the moment of receiving the above documents, send to the signatory of the demand to retire the Bonds a notice on the reasons for their non-acceptance. Receipt of the said notice does not deprive the signatory of the demand of the right to apply once again with a demand to retire the Bonds.

Procedure of disclosing information on pre-term retirement:

In case of Issuer's pre-term retirement of its Bonds, the Issuer, not later than 10 (ten) working days after the retirement, shall publish the following information in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) and the newspaper Izvestiya (the regional edition of St. Petersburg) and/or Vedomosti:

- Issuer's name;

- Bonds retirement date;

- fact entailing the pre-term retirement.

8.6. Description of the actions of Bond Owners in case of the Issuer's refusal to fulfil its obligations under the Bonds, and the procedure of disclosing information on failure to fulfil or to duly fulfil the obligations of retirement and yield payment under the Bonds.

In compliance with articles 810 and 811 of the Civil Code of Russia, the Issuer must return to the owners during retirement of Bonds their face value and must pay the coupon yield under the Bonds within the time and according to the procedure provided for by the terms and conditions of the Decision on the Bonds issue and the Offering Circular.

Each Bond Holder is entitled to declare his Bonds of this issue as due to retirement and to demand immediate return of the face value of the Bonds, that has not been paid by the Issuer, in the following cases:

1) a court award on bankruptcy of the Issuer takes effect;

2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision;

3) a court award on bankruptcy of the Warrantor takes effect;

4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;

5) the Issuer does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon

expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the conditions of the issue.

6) other cases expressly provided for by the legislation of the Russian Federation.

In case of Issuer's refusal to fulfil the obligations under the Bonds, Bond Owners may apply to the court (court of arbitration), suing the Issuer and demanding to retire a Bond and to pay the income accrued on it, as well as to pay interest for failure to retire the Bond in due time in compliance with articles 395 and 811 of the Civil Code of Russia.

Should the Issuer refuse to fulfil the obligations under the Bonds, the Bond Owners and/or nominal Bond Holders shall be entitled to apply to the party providing security for the Bonds issue with a demand to perform Issuer's obligations under the Bonds pf the issue for the Issuer in compliance with the terms and conditions of the offer on provision of a security in the form of a surety for the purpose of the Bonds issue

Should the Issuer fail to fulfil the obligations in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds, the Issuer's obligations to Bond Owners in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds shall be fulfilled for the Issuer by the limited liability company Trubsnab (hereinafter referred to as Company) as follows:

Bond Owners and/or nominal Bond Holders shall present to the Company written requests for the Company to pay the face value of the Bonds and to pay the interest yield on the Bonds (hereinafter referred to as the Demand to Fulfil the Obligations).

The Demand to Fulfil the Obligations shall meet the following conditions:

- it shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);

- indicated in it shall be: full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - TIN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

- it shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Owner or has not paid in full within the time established by the Documents of the Issue:

- the principal amount of the debt in retirement of the Bonds;

- the coupon yield in the form of interest on the face value of the Bonds;

- public irrevocable obligations of the Issuer to redeem its Bonds.

The Demand to Fulfil the Obligations shall be presented to the Company not later than 90 days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds;

The Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of expiry of the period of 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations. If the Company chooses to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations), shall effect payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the

details of which are indicated in the Demand to Fulfil the Obligations.

Should the Warrantor fail to fulfil its obligations in compliance with the terms and conditions of the above offer of providing a security in the form of a surety for the purpose of the Bonds issue or should the Issuer fail to fulfil the obligations to pay the yield and to retire the Bonds, the owners shall be entitled to apply to the court (court of arbitration), suing the Issuer or the Warrantor and demanding to pay the face value and/or the yield accrued on the Bonds and to indemnify them for losses.

The procedure of Bond Owners' and/or nominal holders' action in case of Issuer's refusal to fulfil its obligations under the Bonds of the issue is also described in clause 11 of the Decision on Issue.

In case of Issuer's failure to fulfil or to duly fulfil the obligations of retirement and yield payment under the Bonds, the Issuer shall, within 5 (five) working days from the date of failure to fulfil or to duly fulfil the obligations, publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB), and in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) information on failure to fulfil or to duly fulfil its obligations to the Bond Owners, including:

- scope of the commitments that have not been fulfilled;

- cause of failure to fulfil the obligations;

- list of possible actions of Bond Owners to satisfy their claims.

9. Data on Acquisition of Bonds.

Possibility, procedure and conditions of acquisition of the Bonds of the issue by the Issuer:

9.1. The Issuer is entitled to acquire Bonds of this issue by making transactions of purchase and sale with Bond Owners in compliance with the active laws of the Russian Federation, including on the basis of Issuer's public irrevocable offers published in mass media. The decision on Bonds acquisition shall be taken by the Issuer taking into account the provisions of this Decision on the Bonds Issue and the Offering Circular (several decisions on Bonds acquisition may be taken).

The Issuer shall acquire Bonds from Bond Owners in compliance with the timing, conditions and procedure of Bonds acquisition published in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) (also see the section of this Decision on Bonds Issue "Procedure of Issuer's Disclosing Information on Bonds Acquisition).

Acquisition of the Bonds of this issue by the Issuer is possible after the state registration of the report on the results of the Bonds issue and the start of Bonds secondary circulation.

9.2. The Issuer must ensure the right of Bond Owners to demand that the Issuer acquire Bonds within the last 14 (fourteen) days of the eighth Bond coupon period (hereinafter referred to as the "Period of presenting Bonds for acquisition by the Issuer").

Acquisition of Bonds by the Issuer upon demand of Bond Owners in compliance with clause 9.2 of this Decision on Bonds Issue shall take place as follows:

a) a Bond Owner shall make a respective contract with any broker, being a member of the Stock Market Section of CJSC Moscow Interbank Currency Exchange (hereinafter referred to as MMVB), and shall instruct him to perform the necessary actions to sell Bonds to the Issuer: The Bond Owners, being a Member of the Section of the Stock Market of MMVB, shall act independently. The Member of the Section of the Stock Market of MMVB, acting for the account of and on behalf of Bond Owners or on his own behalf of and for his own account shall be hereinafter referred to as the "Holder" or "Bond Holder";

b) during the Period of presenting Bonds for acquisition by the Issuer, the Bonds Holder shall send to the Issuer's agent – the Closed Joint-Stock Company North-West Telecom, 12, Baskov per., St. Petersburg, 191014 (hereinafter referred to as the Agent) – a written notice on the intention to sell a certain number of Bonds (hereinafter referred to as the "Notice"). The Notice must be signed by the authorized official of the Bond Holder.

The Notice must be made up on the company form of the Holder as follows:

Hereby ____________________ (full name of the Bond Holder) is advising you of the intention to sell to OJSC North-West Telecom documentary interest-bearing non-convertible Bonds of OJSC North-West Telecom, payable to bearer, series 02, with obligatory centralized care, state registration No. of the issue _________, held by _________________ (full name of the Bond Owner) in compliance with the conditions of the Offering Circular and the Decision on the Bonds Issue.

____

Full name of the Holder:

____

Number of Bonds offered for sale (in figures and in words).

____

____

Signature and official seal of the Holder.

The fact of sending the Notice to the Issuer's Agent means that a contract of purchase and sale of Bonds is made between the Issuer and the Bond Owner. Transactions of executing the contract of purchase and sale of Bonds shall be made according to the procedure and on the conditions described in clause 9.2. c) of this Decision on Bonds Issue.

c) After the notice is sent, the Bond Holder shall submit a target application for the sale of the number of Bonds indicated in the Notice to the Trading System of the Stock Market Section of MMVB in compliance with the standard documents of MMVB regulating the operation of the Stock Market Section of MMVB to the Issuer's Agent being a member of the Stock Market Section of MMVB, with the indication of the Bonds Acquisition Price and the settlement code T0. The application shall be presented by the Holder to the trading system from 11-00 a.m. till 01.00 p.m. Moscow time on the Date of Bonds acquisition by the Issuer.

The Bonds Acquisition Price is determined as 100% (one hundred) per cent of the face value.

The Bonds Acquisition Date is determined as the latest of the two dates:

- Date of payment of the coupon yield under the eighth coupon of the Bonds;

- the 5th (fifth) working day from the date the Notice is received by the Issuer's Agent.

If Bonds are acquired on the Bonds Acquisition Date later than the Date of payment of the coupon yield under the eighth coupon of the Bonds, the Issuer shall additionally pay during the operation of purchase and sale of Bonds the accrued coupon yield under the Bonds (ACY).

d) Transactions of Bonds Acquisition by the Issuer from Bond Holders shall be made in the Section in compliance with the Section's Regulations.

Not later than 05-30 p.m. Moscow time on the Date of Bonds Acquisition by the Issuer, the latter undertakes to make transactions with all Bond Holders, from whom Notices have been received, by

submitting cross target applications against the applications filed in compliance with clause c) of this Decision on Bonds Issue and entered into the Trading system by the moment of making the transaction.

If the Issuer buys Bonds of the issue, they are entered on the custody account of the Issuer with NDC.

Later, the Bonds bought by the Issuer may be issued for circulation again, to the secondary market (provided the Issuer observes the requirements of the legislation of the Russian Federation).

Bonds acquisition timing or procedure of determining it:

If the Issuer takes a decision to acquire Bonds in compliance with clause 9.1 of the Decision on Bonds Issue by making transactions of purchase and sale of Bonds with Bond Owners in compliance with the active law of the Russian Federation, including on the basis of Issuer's public irrevocable offers published in mass media, the timing and other terms of Bonds acquisition shall be established by the Issuer and shall be published in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg).

According to clause 9.2 of the Decision on Bonds Issue, the Bonds Acquisition Date shall be determined as the latest of the two dates:

- Date of payment of the coupon yield under the eighth coupon of the Bonds;

- the 5th (fifth) working day from the date the Notice is received by the Issuer's Agent.

Procedure of Issuer's Disclosing Information on Bonds acquisition:

If the Issuer takes a decision to acquire Bonds, not later than 7 (seven) days from the date of taking such a decision, however, not later than 30 (Thirty) days to the date of the start of Bonds acquisition, a notice on the respective decision shall be published in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg), including the following information:

- date of taking the decision on acquisition (redemption) of the Bonds of the issue;

- series and form of Bonds, state registration No. and date of the state registration of the Bonds issue;

- number of Bonds acquired;

- time, during which the Bond Holder may transfer to the Issuer's Agent a written notice on the intention to sell a certain number of Bonds to the Issuer on the conditions established in the Issuer's decision on acquisition of Bonds and set forth in the published notice on acquisition of Bonds;

- starting date of issued Bonds acquisition by the Issuer;

- final date of issued Bonds acquisition by the Issuer;

- price of issued Bonds acquisition or the procedure of determining it;

- procedure of issued Bonds acquisition;

- form and time of payment;

- name of the Agent authorized by the Issuer to acquire (redeem) Bonds, its location, data on the details of its license of professional participant of the securities market.

If the Issuer takes a decision to acquire Bonds, not later than 10 (ten) working days upon completion of the established period of Bonds acquisition by the Issuer, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB of Russia) the following information on the results of Bonds acquisition:

- Issuer's name;

- starting and final dates of Bonds acquisition;

- series and form of Bonds, state registration No. and date of the state registration of the Bonds issue;

- number of acquired Bonds.

10. **Procedure of Issuer's Disclosing Information on the Bonds Issue.**

The Issuer shall disclose information on this Bonds issue according to the procedure provided for by the legislation of the Russian Federation.

The Issuer shall disclose the information on the issue in compliance with the requirements of article 92 of the Federal Law "On Joint-Stock Companies" No. 208-FZ of 26.12.95, Federal Law "On the Securities Market" No. 39-FZ of 22.04.96, Resolution of the Federal Commission for Securities Market of Russia at the Government of RF "On the Procedure and Scope of Information to be Published by a Joint-Stock Company in Case of Public Floatation of Bonds or Other Securities" No. 8 of 7.05.1996, as well as the Provisions "On the Procedure of Disclosing Information on Essential Facts (Events and Actions) Concerning the Financial and Economic Operation of the Securities Issuer" approved by the Resolution of the Federal Commission for Securities Market of Russia No. 32 of 12.08.1998, and the Resolution of the Federal Commission for Securities Market of Russia "On Approving the Standards of Bonds Issue and Offering Circulars" No. 27 of 19.10.01(in the version of 12.03.2003)

a) Not later than 5 (five) days from the date the Issuer's authorized body takes the decision on Bonds floatation, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB of Russia) a notice containing information on such a decision, including the name of the body taking the decision, date of the meeting, full wording of the decision taken, quorum of the meeting and voting results.

b) Not later than 5 (five) working days from the moment of the essential fact – approval by the Issuer's authorized body of the decision on Bonds issue, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) and the newspapers Vedomosti and/or Izvestiya (the regional edition of St. Petersburg) a notice containing information on such a decision, including the name of the body taking the decision, date of the meeting, full wording of the decision taken, quorum of the meeting and voting results.

c) Within 5 (five) days from the day of the state registration of the Bonds issue, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) the following information:

- name, location, mailing address, organizational and legal form of the Issuer;

- type and form of floated securities;

- number of floated securities;

- timing and conditions of securities floatation;

- name of the authority that effected the state registration of the bonds issue, its location and the registration No. assigned to the issue; date of registration;

- possibility of access to the information contained in the Offering Circular and addresses of its text in the Internet;

- that the Issuer has undertaken to disclose information in the form of the quarterly report of the issuer of securities and notices on essential facts (events and actions) concerning the economic and financial activities of the issuer in the cases and according to the procedure provided for by the standard acts of the Federal Commission.

d) After the state registration of the Bonds issue, the Issuer shall publish the following information in the newspapers Vedomosti and/or Izvestiya (the regional edition of St. Petersburg):

- name, location, mailing address, organizational and legal form of the Issuer;

- type and form of floated securities;

- number of floated securities;

- timing and conditions of securities floatation;

- name of the authority that effected the state registration of the bonds issue, its location and the registration No. assigned to the issue; date of registration;

- possibility of access to the information contained in the Offering Circular and addresses of its text in the Internet;

- that the Issuer has undertaken to disclose information in the form of the quarterly report of the issuer of securities and notices on essential facts (events and actions) concerning the economic and financial activities of the issuer in the cases and according to the procedure provided for by the standard acts of the Federal Commission.

d) Starting from the date of publication by the Issuer of the notice on the state registration of the Bonds issue and on the procedure of disclosing information on the issue of securities, all interested parties may get familiarized with the Decision on the Bonds issue and the Bonds Offering Circular at the following addresses:

Open Joint-Stock Company North-West Telecom

Place of business: 24, ul. B. Morskaya, St. Petersburg, Russia, 191186,

Mailing address: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

Telephone: (812) 312-03-81; Fax: (812) 325-83-23

The Bonds floatation starting date is fixed and brought by the Issuer to the notice of potential acquirers of Bonds not later than 5 (five) working days before the Bonds floatation starting date by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg).

g) Within a month from the day of approval of the Bonds floatation results by the Issuer, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB of Russia) the following information:

- Issuer's name;

- name of the Issuer's authorized body approving the results of Bonds floatation, and the approval date;

- type and form of floated Bonds;

- number of floated Bonds.

h) After the state registration of the report on the results of the Bonds issue by the Federal Commission for Securities Market of Russia, the Issuer shall publish a notice on the registration of the Report on the Results of the Issue in Prilozheniye k Vestniku FKCB and in the newspapers Vedomosti and/or Izvestiya (the regional edition of St. Petersburg);

i) Starting from the date of publication by the Issuer of the notice on the state registration of the Report on the Results of the Bonds Issue, all interested parties may get familiarized with the Report on the Results of the Bonds Issue at the following addresses:*

Open Joint-Stock Company North-West Telecom

Place of business: 24, ul. B. Morskaya, St. Petersburg, Russia, 191186,

Mailing address: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

j) Not later than 14 (fourteen) days before the date of expiry of the eighth coupon period, the Issuer shall publish in the newspapers Vedomosti and/or Izvestiya (the regional edition of St. Petersburg) information on the established coupon rates of the ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth and sixteenth coupons.

k) Not later than 5 (five) working days from the moment of an essential fact concerning the financial and economic operation of the Issuer and related to the Bonds issue, information on such a fact shall be published in Prilozheniye k Vestniku FKCB and in the newspapers Vedomosti and/or Izvestiya (the regional edition of St. Petersburg).

l) Official notice of the Issuer on appointing extra credit organizations (payment agents) and on cancelling such appointments shall be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation, in the newspapers Izvestiya (the regional edition of St. Petersburg) and/or Vedomosti.

m) Not later than 7 (seven) days from the date of the Issuer's taking the decision on acquisition of Bonds, however, not later than 30 (Thirty) days to the date of the start of Bonds acquisition, information on the respective decision shall be published in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg), including the following information:

- date of taking the decision on acquisition (redemption) of the Bonds of the issue;

- series and form of Bonds, state registration No. and date of the state registration of the Bonds issue;

- number of Bonds acquired;

- time, during which the Bond Holder may transfer to the Issuer's Agent a written notice on the intention to sell a certain number of Bonds to the Issuer on the conditions established in the Issuer's decision on acquisition of Bonds and set forth in the published notice on acquisition of Bonds;

- starting date of issued Bonds acquisition by the Issuer;

- final date of issued Bonds acquisition by the Issuer;

- price of issued Bonds acquisition or the procedure of determining it;

- procedure of issued Bonds acquisition;

- form and time of payment;

- name of the Agent authorized by the Issuer to acquire (redeem) Bonds, its location, data on the details of its license of professional participant of the securities market.

n) Not later than 10 (ten) working days upon completion of the established period of Bonds acquisition by the Issuer, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) the following information:

- Issuer's name;

- starting and final dates of Bonds acquisition;

- series and form of Bonds, state registration No. and date of the state registration of the Bonds issue;

- number of acquired Bonds.

o) Within 5 (five) working days from the date of one of the events entitling the Bond Owners to

present Bonds for pre-term retirement, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) and the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) the following information:

- description of the event that has entitled the Bond Owners to pre-term retirement of Bonds;

- possible actions of Bond Owners to meet their requirements of pre-term retirement of Bonds.

p) In case of Issuer's failure to fulfil or to duly fulfil the obligations of retirement and yield payment under the Bonds, the Issuer shall, within 5 (five) working days from the date of failure to fulfil or to duly fulfil the obligations, publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB, and in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) information on failure to fulfil or to duly fulfil its obligations to the Bond Owners, including:

- scope of the commitments that have not been fulfilled;

- cause of failure to fulfil the obligations;

- list of possible actions of Bond Owners to satisfy their claims.

**** A fee may be exacted for provision of copies of the Decision on the Bonds Issue, the Offering Circular and the Report on the Results of the Bonds issue, the amount of such fee not exceeding the costs of preparing them.***

11. Data of Ensuring Fulfilment of Commitments under the Bonds of the Issue

The party providing security:

Full name: ***Trubsnab Limited Liability Company***

Abbreviated name: ***Trubsnab LLC***

TIN: ***2320099881***

Place of business: ***2/1 per. Trunova, Central district, Sochi, Krasnodar krai, 354057***

Mailing address: ***2/1 per. Trunova, Central district, Sochi, Krasnodar krai, 354057***

Type of security (method of security provided):

surety

Amount of security (roubles): ***1 500 000 000***

Terms of security and procedure of exercising the rights of Bond Owners under the provided security:

The acquisition of Bonds means that the acquirer of Bonds makes a contract, under which a security of the Bonds issue is provided. With the passage of the title to the Bond, the acquirer also receives the rights under the said Contract in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bond.

An Offer of Providing a Security in the Form of a Surety for the Purposes of the Bonds Issue by OJSC North-West Telecom shall serve as the document confirming the provision by the limited liability company Trubsnab of a security for the purposes of the Bonds issue.

OFFER

of Providing a Security in the Form of a Surety for the Purposes of the Bonds Issue

The city of Sochi ***5th June 2003***

1. Terms and definitions.

1.1. Underwriter - North-West Telecombank Private Joint-Stock Company

1.2. NDC: National Depositary Centre Non-Profit Partnership acting as the Bonds depositary.

1.3. Bonds: documentary interest-bearing bonds, payable to bearer, all in all 1,500,000 (one million five hundred thousand), with the face value of 1,000 (one thousand) roubles each, issued by the Issuer in compliance with the Documents of the Issue.

1.4. Company: limited liability company Trubsnab.

1.5. Volume of Outstanding Obligations: the volume, in which the Issuer has not fulfilled the Issuer's obligations.

1.6. Issuer's Obligations: obligations of the Issuer to Bond Owners as defined in clause 3.1. of the Offer.

1.7. Offer: this OFFER.

1.8. Limit Amount: - 1,500,000,000 (one billion five hundred million) roubles, as well as the amount comprising the aggregate coupon yield under 1,500,000 (one million five hundred thousand) Bonds.

1.9. Event of Default: an event described in clause 3.1. of the Offer.

1.10. Issuer's Obligations Execution Time: any of the times indicated in clause 3.1. of the Offer.

1.11. Demand to Fulfil the Obligations: a demand of the Bond Owner to the Company, meeting the conditions of clauses 3.2 -3.6. of the Offer.

1.12. Federal Commission: the Federal Commission for Securities Market (FKCB) of Russia.

1.13. Documents of the Issue: Decision on the Bonds Issue, Offering Circular and Certificate of Bonds.

1.14. Issuer - Open Joint-Stock Company North-West Telecom

2. Subject-Matter and Nature of the Offer. Offer Acceptance Terms

2.1. This is the Offer of the Company to any party intending to acquire Bonds to enter into a contract with the Company on provision by the Company of a security in the form of a surety for the purposes of the bonds issue in compliance with the legislation, Articles of Association of the Company and terms of the Offer.

2.2. This Offer is a public offer and expresses the will of the Company to enter into a contract of guarantee with any acquirer of Bonds on the terms and conditions indicated in the Offer.

2.3. This Offer is irrevocable, i.e. it cannot be revoked during the period established for acceptance of the Offer.

2.4. All terms of the Offer are to be fully included in the Documents of the Issue. The Offer shall be considered as received by the addressee at the moment the Issuer provides all potential acquirers of Bonds with the possibility of access to the information on the Bonds issue contained in the Documents of the Issue and to be disclosed in compliance with the Federal Law "On the Securities Market" and the standard acts of the Federal Commission.

2.5. The Offer may be accepted only by acquiring one or several Bonds according to the procedure, on the conditions and within the time established by the Documents of the Issue.
The acquisition of Bonds means that the acquirer of Bonds makes a contract of guarantee with the Company, under which the Company undertakes to the acquirer of Bonds to answer for the Issuer's execution of its obligations to the Bonds acquirer on the conditions established by the Offer.
With the passage of the title to the Bond, the acquirer also receives the rights under the said Contract in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bond.

3. Obligations of the Company. Procedure and Terms of Fulfilling Them.

3.1. The Company assumes responsibility for the Issuer's execution of its obligations related to

the payment of the Bonds face value and coupon yield under the Bonds to Bond Owners, as well as to the public irrevocable obligations (offers) of the Issuer in respect of the redemption of its Bonds determined in compliance with the Documents of the Issue on the following conditions:

The limit liability of the Company under the Issuer's obligations is restricted by the Limit Amount. Should the Limit Amount prove insufficient to satisfy all claims of the Owners of Bonds presented by them to the Company according to the procedure established by the Offer, the Company shall distribute the Limit Amount among all Owners of Bonds in proportion to the claims presented by them in the above manner.

The Company's responsibility under the Issuer's Obligations shall be joint and several.

The Company undertakes to fulfil the Issuer's Obligations for the Issuer where the Issuer has not fulfilled the Issuer's Obligations in the following cases:

- The Issuer has failed to pay or to fully pay the principal amount of debt to Bond Owners during Bonds retirement within the time set forth in the Documents of the Issue;

- The Issuer has failed to pay or to fully pay the coupon yield in the form of interest on the Bonds face value to Bond Owners in the amount and within the time set forth in the Documents of the Issue;

- The Issuer has failed to fulfil or to fully fulfil its public irrevocable obligations in respect of its Bonds redemption;

- A Bond Owner has presented to the Issuer a claim of immediate return to him of the Bonds face value and payment of the due coupon yield under the Bonds in the cases and according to the procedure provided for by the Documents of the Issue;

3.2. The Company undertakes to fulfil the Issuer's Outstanding Obligations in the Volume of the Outstanding Obligations and within the limits of the Limit Amount in compliance with the conditions of the Offer. The volume of the Outstanding Obligations shall be determined by the Company in compliance with the Demands to Fulfil the Obligations received from Bond Owners and set forth in compliance with clause 3.3 of this Offer.

3.3. The Demand to Fulfil the Obligations shall meet the following conditions:

3.3.1. The Demand to Fulfil the Obligations shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);

3.3.2. The following shall be indicated in the Demand to Fulfil the Obligations: full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - TIN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

3.3.3. It shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Owner or has not paid in full within the time established by the Documents of the Issue:

- the principal amount of the debt in retirement of the Bonds;

- the coupon yield in the form of interest on the face value of the Bonds;

- public irrevocable obligations of the Issuer to redeem its Bonds.

3.3.4. The Demand to Fulfil the Obligations shall be presented to the Company not later than 90 days from the respective due Date of Issuer's Obligations Execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

3.3.5. The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds;

3.3.6. The Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

3.4. The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days established by clause 3.3.4 of the Offer. The Company is entitled to express any objections against the Demand to Fulfil the Obligations, that could be presented by the Issuer and shall not lose the right of such objections even if the

Issuer waives them and recognizes its debt.

3.5. Demands to Fulfil the Obligations presented to the Company later than 90 (ninety) days from the respective due Date of Issuer's Obligations Execution in respect of the Bond Owners sending such a Demand to Fulfil the Obligations shall not be considered.

3.6. If the Company chooses to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations (clause 3.4. of the Offer), shall effect payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are indicated in the Demand to Fulfil the Obligations.

4. Surety Period

4.1. The surety of the Company provided for by the Offer shall take effect from the moment of making a contract of guarantee by the Bonds acquirer with the Company in compliance with clause 2.5 of the Offer.

4.2. The surety of the Company provided for by the Offer shall terminate:

4.2.1. Upon expiry of 90 (ninety) days from the day of the due Date of Issuer's Obligations Execution, unless the Bond Owner presents the Demand to Fulfil the Obligations during the said period according to the procedure provided for by this Offer;

4.2.2. With termination of the Issuer's Obligations;

4.2.3. In case of a change in the period of Issuer's Obligations execution, prolongation of such a period, any prolongation of Issuer's Obligations or any restructuring of them in any form, or in case of any other change of the Issuer's Obligations entailing increased liability or other unfavourable consequences for the Company, taking place without the consent of the latter;

4.2.4. On other grounds established by the active laws of the Russian Federation.

5. Other Terms

5.1. All issues of relations between the Company and the Bond Owners, concerning Bonds and not covered by the Offer, shall be regulated by the Documents of the Issue and shall be understood and interpreted in compliance with them.

5.2. In case of failure to fulfil or to duly fulfil its obligations under the Offer, the Company and the Bond Owners shall bear responsibility in compliance with the active law.

5.3. The Company shall not bear responsibility to Issuer's creditors in respect of obligations of other parties that gave a guarantee for the Issuer for the purposes of the Bonds issue, even if such parties gave such a guarantee jointly with the Company.

5.4. All and any disputes in connection with the Offer shall be referred to the Court of Arbitration of the city of St. Petersburg.

5.5. This Offer has been made in three originals, one kept by the Company, the second by the Underwriter in the place of their location and the third transferred to the Federal Commission together with the Documents of the Issue. In case of any disagreement between the texts of the above originals of the Offer, priority in interpreting and applying the Offer will be given to the original of the Offer transferred to the Federal Commission together with the Documents of the Issue.

6. Addresses and bank details of the Company.

Legal address:

2/1 per. Trunova, Central district, Sochi, Krasnodar krai, 354057

TIN 2320099881

KPP	***232001001***
OKONKh, OKPO	***71100, 71200, 71500; 55962453***
Settlement account	***40702810500000000072***
BIK:	***044579769***
Name of bank	***"Baltic Development Bank" Joint-Stock Commercial Bank, Moscow***
Correspondence account	***30101810600000000769***

Signatures:

General manager ***Chief accountant***

______________________*/V.G.Burukhin/* ______________________*/V.G.Burukhin/*

12. Issuer's obligation to ensure the rights of Bond Owners, provided they observe the procedure for exercising such rights, established by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bond Owners, provided they observe the procedure for exercising such rights, established by the laws of the Russian Federation.

13. Other data provided for by the Standards for the Issue of Bonds and Their Offering Circulars

a) Any restrictions for the issue of Bonds, including restrictions in respect of possible acquirers of floated Bonds.

According to the Resolution of the Federal Commission for Securities Market of Russia No. 27 dated 19.10.2001 "On Approval of the Standards of Bonds Issue and their Offering Circulars", state registration of a Bonds issue cannot be effected:

- until complete payment of the authorized capital of the joint-stock company or limited liability company;

- if the sum total of their face values (volume of the issue) together with the sum total of the face values of all unretired Bonds of the Issuer being a joint-stock company or a limited liability company exceeds its authorized capital or the security provided to it by third parties for the purposes of Bonds issue.

It is prohibited to make any civil transactions with the Bonds before the state registration of their issue.

It is prohibited to advertise the Bonds before the state registration of their issue.

No restrictions have been established in respect of possible acquirers of the floated Bonds. The Issuer does not know whether any big transactions or related-party transactions will be made during the Bonds floatation for the following reasons:

In the course of Bonds floatation, transactions will be made between the Underwriters of the issue acting on their own behalf, however, for the account and upon instructions of the Issuer, on the one hand, and members of the Stock Market Section of MMVB, on the other hand. Members of the Section of the Stock Market, in their turn, may act both for their own account and for the account and on the basis of the instructions of third parties.

b) Procedure of calculating the coupon yield accrued in circulation of Bonds.

For the first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh and twelfth coupon periods:

$ACY = Ci * N * (ti - Ti)/365/100\%$

where i is the sequence number of the coupon, i= 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12,

Ki is the amount of coupon payment on each Bond

Ci is the coupon interest rate

N is the face value of one Bond

T- current date

Ti is the starting date of the i-th coupon period.

For the thirteenth and fourteenth coupon periods:

*ACY = Ci * 0,7 * N * (ti - Ti)/365/100%*

where i is the sequence number of the coupon, i= 13, 14

For the fifteenth and sixteenth coupon periods:

*ACY = Ci * 0.4 * N * (ti - Ti)/365/100%*

where i is the sequence number of the coupon, i= 15, 16

ACY is calculated accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

c) Basic Bonds sale outlets.

Bonds are floated in the stock exchange market.

In the secondary market, Bonds are sold in the stock-exchange and off-exchange markets.

Basic sale outlets in the stock-exchange market are:

Moscow Interbank Currency Exchange Private Joint-Stock Company (MMVB)

No. of license: № 077-05870-000001

Date of issue: 26.02.2002

Place of business: 13, Bolshoy Kislovsky pereulok, Moscow, 125009

Mailing address: 13, Bolshoy Kislovsky pereulok, Moscow, 125009

d) Restrictions in circulation of bonds

The Bonds are permitted for free circulation in the stock-exchange and off-exchange markets.

Non-residents may acquire Bonds in compliance with the active laws and standard acts of the Russian Federation.

Circulation of Bonds in the secondary market starts on the first calendar day following the date of registration of the report on the results of the Bonds issue by the Federal Commission for Securities Market of Russia. Bonds shall circulate in the off-exchange market without restrictions before the date of Bonds retirement.

Trading in Bonds at MMVB shall be suspended on the day following the date of making up the list of Bond owners and/or nominal holders for payment of the coupon yield under each of the coupons and shall be resumed on the date of payment of the respective coupon yield. The date of making up the list of Bond owners and/or nominal holders of the Bonds for payment of the coupon yield under the last coupon of the Bonds shall be considered the final day of trading in Bonds at the Moscow Interbank Currency Exchange.

In compliance with article 5 of the Federal Law No. 46-FZ of 05.03.99 "On Protection of Investors' Rights and Legal Interests in the Securities Market", a securities owner is prohibited from any transactions with the securities held by him until they are fully paid for and until the

report of the results of their issue is registered.

APPROVED on June 10, 2003 by the Board of Directors of the Open Joint-Stock Company North-West Telecom Minutes #13-03	REGISTERED on ____ ________ ____ state registration No. ________ *Federal Commission for Securities Market of Russia* (registering authority)
V.N. Yashin Chairperson of the Board of Directors of the Open Joint-Stock Company North-West Telecom Official seal	(signature of the employee in charge) Official seal

BONDS PROSPECTUS (OFFERING CIRCULAR)

Open Joint-Stock Company North-West Telecom

1,500,000 (One million five hundred thousand) Series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care, with the face value of 1,000 roubles (one thousand) each and with the redemption date of the first part – 30% (thirty percent) of the face value of the Bonds of the Issue - on the 1092nd (one thousand ninety second) day from the start of floating the Bonds of the Issue, with the redemption date of the second part – 30% (thirty percent) of the face value of the Bonds of the Issue - on the 1274th (one thousand two hundred seventy fourth) day from the start of floating the Bonds of the Issue and with the redemption date of the third part – 40% (forty percent) of the face value of the Bonds of the Issue - on the 1456th (one thousand four hundred fifty sixth) day from the start of floating the Bonds of the Issue.

The information contained in this Bonds Prospectus may be disclosed in compliance with the legislation of the Russian Federation on securities.

THE REGISTRATION AUTHORITY IS NOT RESPONSIBLE FOR RELIABILITY OF THE INFORMATION PROVIDED BY THIS BONDS PROSPECTUS AND DOES NOT EXPRESS ITS ATTITUDE TOWARDS THE PLACED BONDS BY THE FACT OF REGISTERING IT

An audit of the Issuer's reports and accounts for the years 2000, 2001 and 2002 has been carried out.
Other information on the Issuer's financial status contained in the section "Data on the Issuer's Financial Status" has been considered for its consistency in all essential aspects with the data of the audited reports and accounts for the years 2000, 2001 and 2002.

Ernst and Young Vneshaudit Private Joint-Stock Company

Macy M. Koffy, Partner of the Audit Department, acting on the basis of the power of attorney of 3rd October 2002.

________ 2003

Official seal

A.A. Sysoev, General manager,
North-West Telecom Open Joint-Stock Company
"__" ________ 2003

A.V. Dvoretskikh, Chief accountant,
North-West Telecom Open Joint-Stock Company

Official seal

Private Joint-Stock Company ABK Investment Company

Hereby the reliability and completeness of all information contained in this Offering Circular is confirmed, except for the part confirmed by the auditor. A financial consultant in the securities market, if he is guilty, shall bear, jointly with other signatories of this Offering Circular, secondary liability with the Issuer for any damage inflicted to a bonds holder due to any unreliable, incomplete and/or misleading information contained in this Offering Circular.

General Manager D.E. Ivanter
"__" ________ 2003 Official seal

The person providing security: Trubsnab Limited Liability Company

General Manager V.G. Burukhin
"__" ________ 2003 Official seal

A. Data on the Issuer

1. Full official name (name) of the Issuer company

Open Joint-Stock Company North-West Telecom

OJSC North-West Telecom

2. Abbreviated name

OJSC North-West Telecom

OJSC N. W. Telecom

3. Data on changes in the name and organizational and legal form of the issuer.

Petersburg Telephone Network Open Joint-Stock Company

OJSC PTN

Introduced on: ***16.05.1996***

Petersburg Telephone Network Public-Type Company

OTJSC PTN

Introduced on: ***6.05.1993***

Current name introduced on: ***10.12.2001***

4. Data on Issuer's state registration and licenses

Date of the Issuer's state registration: ***6.05.1993***

No. of the certificate of registration by the state (or any other document confirming the registration of the Issuer by the state): *2717*

Authority of state registration: ***Registration Chamber of St. Petersburg Mayor's Office***

On 17th July 2002 the Inspectorate of the Ministry of the Russian Federation for taxes and fees for Tsentralny District of St. Petersburg issued the Certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002.

Basic state registration No. - 1027809169849

Data on the fact that the issuer holds licenses:

License: ***19132***

Date of issue: ***27.08.2001***

Period: ***till 27.08.2006***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***Videoconferencing services (with Addendum # 1) in the territory of the Republic of Karelia, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts and Saint Petersburg***

License: ***17591***

Date of issue: ***3.04.2001***

Period: ***till 03.04.2006***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***mobile radiotelephone communication services (with Annex No.1) in the territory of St. Petersburg***

License: *22791*

Date of issue: ***11.07.2002***

Period: ***till 11.07.2007***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***Telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

License: *22792*

Date of issue: ***11.07.2002***

Period: ***till 11.07.2007***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***Data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

License: ***23224***

Date of issue: ***1.08.2002***

Period: ***till 01.08.2007***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***Leasing out communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

License: *23225*

Date of issue: ***1.08.2002***

Period: ***till 01.08.2007***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***Long-distance and international telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

License: *23226*

Date of issue: ***14.11.2002***

Period: ***till 14.11.2007***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***Telegraph communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg***

License: *23227*

Date of issue: ***4.10.2002***

Period: ***till 4.10.2012***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of local and intra-zone telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***

License: *24074*

Date of issue: *14.11.2002*

Period: *till 01.02.2006*

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of cellular radio telephone communication services in the 450 MHz band in the territory of Arkhangelsk Oblast***

License: *24658*

Date of issue: *14.11.2002*

Period: *till 30.12.2007*

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area***

License: *3166*

Date of issue: *24.01.1997*

Period: *till 01.07.2006*

Authority issuing the license: ***Ministry of Communication of the Russian Federation***

Areas of activities: ***Local and long-distance telephone communication services (with Annexes Nos.1-5) in the territory of Leningrad Oblast***

License: *D 341184*

Date of issue: *25.07.2002*

Period: *till 25.07.2007*

Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***

Areas of activities: ***design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

License: *D 341156*

Date of issue: *25.07.2002*

Period: *till 25.07.2007*

Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***

Areas of activities: ***design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

License: *PI #2-6254*

Date of issue: *15.11.2002*

Period: ***not determined***

Authority issuing the license: ***Ministry of RF for Press, Telecasting, Broadcasting and Mass Media***

Areas of activities: ***Certificate of registration of the edition Ves Peterburg. A reference periodical. Distributed in St. Petersburg and Leningrad Oblast***

License: *12972*

Date of issue: *8.10.1999*

Period: *till 8.10.2004*

Authority issuing the license: ***The State Committee of the Russian Federation on Telecommunication (Annexes - by the Ministry of the Russian Federation of Communication and Informatization)***

Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-5) in the territory of Arkhangelsk Oblast)***

License: ***12842***

Date of issue: ***9.09.1999***

Period: ***till 9.09.2004***

Authority issuing the license: ***The State Committee of the Russian Federation on Telecommunication (Annexes - by the Ministry of the Russian Federation of Communication and Informatization)***

Areas of activities: ***License for provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of Vologda.***

License: ***14799***

Date of issue: ***21.04.2000***

Period: ***till 21.04.2005***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of the village of Lovozero, Murmansk Oblast***

License: ***14838***

Date of issue: ***21.04.2000***

Period: ***till 21.04.2005***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-4) in the territory of Murmansk Oblast)***

License: ***15664***

Date of issue: ***21.04.2000***

Period: ***till 21.04.2005***

Authority issuing the license: ***Ministry of the Russian Federation on Communication and Informatization***

Areas of activities: ***provision of services in telecasting of programmes (with addenda Nos. 1-2) in the territory of Pskov Oblast***

5. Tax-payer's identification number

7808020593

6. Branch to which the Issuer belongs

OKONKh (All-Russia Classifier of National Economy Branches) codes:

52300/72200

7. Place of business, mailing address and contact telephone Nos. of the Issuer

Place of business: ***St. Petersburg, Russia***

Mailing address: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***

Tel: (812) 315-47-06 Fax: ***(812) 110-62-77***

e-mail: ***office@nwtelecom.ru***

8. Name of the credit organizations in which the Issuer's settlement accounts and other accounts are opened

Bank: ***Stock Commercial Bank AGROCREDBANK (Private Joint-Stock Company)***

Abbreviated name: *ACB ZAO AGROCREDBANK*
TIN: *3523000385*
Place of business: *34A, SOVETSKY PR., CHEREPOVETS, RUSSIA*
Mailing address: *34A, SOVETSKY PR., CHEREPOVETS, 162602*

Bank: *Public Joint-Stock Company Commercial Bank Baltonexim Bank*
Abbreviated name: *Baltonexim Bank*
TIN: *7831001415*
Place of business: *6, pl. Proletarskoy Diktatury, St. Petersburg*
Mailing address: *6, pl. Proletarskoy Diktatury, St. Petersburg, 193124*

Bank: *Open Joint-Stock Company Stock Commercial Bank AVTOBANK*
Abbreviated name: *OJSC SCB AVTOBANK*
TIN: *7707027313*
Place of business: *41, ul. Lesnaya, Moscow*
Mailing address: *41, ul. Lesnaya, Moscow, 127055*

Bank: *Dresdner Bank Closed Joint Stock Company*
Abbreviated name: *CJSC Dresdner Bank*
TIN: *7831000901*
Place of business: *23, ul. Malaya Morskaya, Saint Petersburg Russia*
Mailing address: *23, ul. Malaya Morskaya, Saint Petersburg, 190000*

Bank: *non-bank crediting organization Northern Clearing Chamber – a private stock company*
Abbreviated name: *PSC NBCO Northern Clearing Chamber*
TIN: *2901047470*
Place of business: *8, Voskresenskaya ul., Arkhangelsk, Russia*
Mailing address: *8, Voskresenskaya ul., Arkhangelsk, 163000*

Bank: *North-West Telecombank Private Company*
Abbreviated name: *Telecombank Private Company*
TIN: *7834000145*
Place of business: *12, Baskov per., St. Petersburg, Russia*
Mailing address: *12, Baskov per., St. Petersburg, 191014*

Bank: *Public Joint-Stock Company Commercial Bank - St. Petersburg Bank of Reconstruction and Development*
Abbreviated name: *ZAO KB St. Petersburg Bank of Reconstruction and Development*
TIN: *7831001373*
Place of business: *14, Izmailovsky pr., St. Petersburg, Russia*
Mailing address: *14, Izmailovsky pr., St. Petersburg, 198005*

Bank: *Marine Commercial Bank of Kaliningrad Limited Liability Company*
Abbreviated name: *KB Marine Bank (OOO)*
TIN: *3900000873*
Place of business: *68 Kievskaya ul., Kaliningrad, Russia*
Mailing address: *68 Kievskaya ul., Kaliningrad, 236005*

Bank: *Baltiysky Bank Private Company*
Abbreviated name: *ZAO Baltiysky Bank*
TIN: *7834002576*

Place of business: *34, Sadovaya ul., St. Petersburg, Russia*
Mailing address: *34, Sadovaya ul., St. Petersburg, 191023*

Bank: *Joint Stock Commercial Bank Promsvyazbank (Private Joint Stock Company)*
Abbreviated name: *AKB Promsvyazbank (ZAO)*
TIN: *7744000912*
Place of business: *10, Smirnovskaya ul., buiding 22, Moscow, Russia*
Mailing address: *10, Smirnovskaya ul., buiding 22, Moscow, 109052*

Bank: *Open Joint-Stock Company Alfa Bank*
Abbreviated name: *OAO Alfa Bank*
TIN: *7728168971*
Place of business: *9, ul. Mashi Poryvayevoy, Moscow, Russia*
Mailing address: *9, ul. Mashi Poryvayevoy, Moscow, 107078*

Bank: *Public Joint-Stock Company MDM-Bank, Saint Petersburg*
Abbreviated name: *OAO MDM-Bank SPb*
TIN: *7831000179*
Place of business: *26, Nevsky pr., St. Petersburg, Russia*
Mailing address: *26, Nevsky pr., St. Petersburg, 191186*

Bank: *Joint-Stock Commercial Bank Moskovsky Delovoy Mir (Open Joint-Stock Company)*
Abbreviated name: *OAO MDM-Bank*
TIN: *7706074960*
Place of business: *3, ul. Sadovnicheskaya, Moscow, Russia*
Mailing address: *3, ul. Sadovnicheskaya, Moscow, 113035*

Bank: *Public Joint-Stock Company Commercial Bank MONCHEBANK*
Abbreviated name: *OJSC MONCHEBANK*
TIN: *5107040020*
Place of business: *14, Lenina pr., Murmansk, Russia*
Mailing address: *14, Lenina pr., Murmansk, 183032*

Bank: *Open Joint-Stock Company MURMANSK SOCIAL COMMERCIAL BANK*
Abbreviated name: *OJSC MSCB*
TIN: *5190900165*
Place of business: *14, Lenina pr., Murmansk, Russia*
Mailing address: *12, Lenina pr., Murmansk, 183010*

Bank: *Public Joint-Stock Company Industry and Construction Bank, Saint Petersburg*
Abbreviated name: *OAO PSB*
TIN: *7831000010*
Place of business: *17/18, Kovensky per., St. Petersburg, Russia*
Mailing address: *17/18, Kovensky per., St. Petersburg, 191014*

Bank: *Open Joint-Stock Company Inter-Regional Commercial Bank of Communication and Information Support Development*
Abbreviated name: *OAO ACB Svyaz-Bank*
TIN: *7710301140*
Place of business: *7 ul. Tverskaya, Moscow, Russia*
Mailing address: *7 ul. Tverskaya, Moscow, 103375*

Bank: ***Bank of Foreign Trade (Open Joint Stock Company)***
Abbreviated name: ***OAO Vneshtorgbank***
TIN: ***7702070139***
Place of business: ***16, ul. Kuznetsky most, Moscow, Russia***
Mailing address: ***16, ul. Kuznetsky most, Moscow, 103031***

Bank: ***Public Joint-Stock Company Commercial Bank VELIKIE LUKI BANK***
Abbreviated name: ***OAO KB VELIKIE LUKI BANK***
TIN: ***6025001470***
Place of business: ***27A, Komsomolskaya ul., Velikie Luki, Russia***
Mailing address: ***27A, Komsomolskaya ul., Velikie Luki, 182100***

Bank: ***Public Joint-Stock Company Novgorod Universal Commercial Bank NOVOBANK***
Abbreviated name: ***OAO UKB NOVOBANK***
TIN: ***5321029402***
Place of business: ***20, Velikaya ul., Velikiy Novgorod, Russia***
Mailing address: ***20, Velikaya ul., Velikiy Novgorod, 173003***

Bank: ***Open Joint Stock Company Bank Vozrozhdenie***
Abbreviated name: ***Bank Vozrozhdenie (OAO)***
TIN: ***5000001042***
Place of business: ***7/4, Luchnikov per., building 1, GSP-9, Moscow, Russia***
Mailing address: ***7/4, Luchnikov per., building 1, GSP-9, Moscow, 101999***

Bank: ***Joint Stock Commercial Bank Vneshagrobank (Open Joint Stock Company)***
Abbreviated name: ***AKB Vneshagrobank (OAO)***
TIN: ***7703026680***
Place of business: ***33/2/5, Gagarinsky per., building 1, Moscow, Russia***
Mailing address: ***33/2/5, Gagarinsky per., building 1, Moscow, 121002***

Bank: ***Joint-Stock Commercial Savings Bank of the Russian Federation (Open Joint-Stock Company)***
Abbreviated name: ***Sberbank of Russia OAO***
TIN: ***7707083893***
Place of business: ***19 ul. Vavilova, Moscow, Russia***
Mailing address: ***19 ul. Vavilova, Moscow, 117997***

Bank: ***Open Joint-Stock Company Promyshlenny Energetichesky Bank (Industry Energy Bank)***
Abbreviated name: ***OAO PROMENERGOBANK***
TIN: ***3525018003***
Place of business: ***12 ul. Batiushkova, Vologda, Russia***
Mailing address: ***12 ul. Batiushkova, Vologda, 160001***

Bank: ***Joint Stock Commercial Bank MENATEP Saint Petersburg - Open Joint Stock Company***
Abbreviated name: ***OAO Bank Menatep SPb***
TIN: ***7831001567***
Place of business: ***1, Nevsky pr., St. Petersburg, Russia***
Mailing address: ***1, Nevsky pr., St. Petersburg, 191186***

Bank: ***Joint-Stock Commercial Bank Moskovsky Industrialny Bank (Open Joint-Stock Company)***
Abbreviated name: ***OAO MInB***

TIN: *7725039953*

Place of business: ***5 ul. Ordzhonikidze, Moscow, Russia***

Mailing address: ***5 ul. Ordzhonikidze, Moscow, 115419***

Bank: ***MIRNINSKY COMMERCIAL BANK MAK-BANK (LIMITED LIABILITY COMPANY)***

Abbreviated name: ***KB MAK- Bank (OOO)***

TIN: ***1433001750***

Place of business: ***23/5, Bolshaya Yakimanka ul., Moscow, Russia***

Mailing address: ***23/5, Bolshaya Yakimanka ul., Moscow, 109180***

9. Data on Issuer's authorized capital and shareholders (participants) (for commercial organizations)

Total number of shareholders (participants) *32 289*

The amount of the Issuer's authorized capital is ***937 940 010***

Degree of shareholders' (participants') fulfillment of obligations to pay for their shares in the authorized capital: ***100 %***

Breakdown of the authorized capital by share categories:

Common stock:

Total (roubles): *735 917 222*

Share in the Issuer's authorized capital: ***78.461012***

Preferred stock:

Total (roubles): ***202 022 788***

Share in the Issuer's authorized capital: ***21.538988***

Data on the share of the state (municipal entity) in the Issuer's authorized capital and special rights.

Shares of the authorized capital owned by the state (municipality):

Type of ownership: ***federal***

Share: ***0.00365%***

Manager of the block: ***Federal State Unitary Enterprise "All-Russia State Telecasting and Broadcasting Company"***

Type of ownership: ***of entities of RF***

Share: ***0.00072%***

Manager of the block: ***Department of Proprietary Relations of Vologda Oblast***

Type of ownership: ***of entities of RF***

Share: ***0.000097%***

Manager of the block: ***Property Fund of Novgorod oblast***

Stock holding fixed as state (municipality) property:

No such stock holdings

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

The said right is not provided for

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital:

9.1. Full name: ***Investment Communication Company - Open Joint-Stock Company***

Abbreviated name: ***OAO Svyazinvest.***

Place of business: ***str., 2, 55 Plyushchikha, Moscow, Russia***

Mailing address: ***str., 2, 55 Plyushchikha, Moscow, Russia, 119121***

TIN: ***7710158355***

Share in the Issuer's authorized capital: ***39.89 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***50.84 %***

Percentage of voting shares, including the said shares: ***39.89 %***

Shareholders (participants) holding at least 20 per cent of the authorized capital of the Issuer's shareholder (participant):

9.1.1. Full name: ***MUSTCOM LIMITED***

Abbreviated name: ***Mustcom Ltd***

Place of business: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***

Mailing address: ***9, Dmitrovsky per., Moscow, 103031***

TIN: ***none (The legal entity is not a resident of RF)***

Share in the authorized capital of the Issuer's shareholder (participant): ***25% + 1 share***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***25 % + 1 share***

Percentage of voting shares, including the said shares: ***25% + 1 share***

9.1.2. Full name: ***Ministry of Privity of RF***

Abbreviated name: ***MinImushchestvo of Russia***

Place of business: ***9 Nikolsky per., Moscow, 103685***

Mailing address: ***9 Nikolsky per., Moscow, 103685***

TIN: ***7710144747***

Share in the authorized capital of the Issuer's shareholder (participant): ***50 % + 1 share***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***50 % + 1 share***

Percentage of voting shares, including the said shares: ***50 % + 1 share***

9.1.3. Full name: ***Russian Fund of Federal Property***

Abbreviated name: ***RFFI***

Place of business: ***9 Leninsky pr-t, Moscow, 117049***

Mailing address: ***9 Leninsky pr-t, Moscow, 117049***

TIN: ***7704097841***

Share in the authorized capital of the Issuer's shareholder (participant): ***25% -2 shares***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***25% -2 shares***

Percentage of voting shares, including the said shares: ***25% -2 shares***

9.2. Full name: ***Brunswick UBS Warburg Nominees Private Company***

Abbreviated name: ***Brunswick UBS Warburg Nominees Private Company***

Place of business: ***52, emb. Kosmodamyanskaya, building 4, Moscow, 115054***

Mailing address: *2/2 Paveletskaya square, Moscow, 115054*

TIN: *7711080038*

Share in the Issuer's authorized capital: *13.26 % (nominal holder)*

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: *14.36 %*

Percentage of voting shares, including the said shares: *13.26 %*

Shareholders (participants) holding at least 20 per cent of the authorized capital of the Issuer's shareholder (participant):

9.2.1. Full name: ***Brunswick Warburg (Russia) Ltd.***

Abbreviated name: ***The issuer has no data***

Place of business: ***The issuer has no data***

Mailing address: ***The issuer has no data***

TIN: ***none (The legal entity is not a resident of RF)***

Share in the authorized capital of the Issuer's shareholder (participant): ***100 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***100 %***

Percentage of voting shares, including the said shares: ***100 %***

9.3. Full name: ***Depository Clearing Company - Private Company***

Abbreviated name: ***DCC Private Company***

Place of business: ***13, ul. 1st Tverskaya-Yamskaya, Moscow, 125047***

Mailing address: ***14/2 Staraya Basmannaya ul., building 4, Moscow, 103064, Russia***

TIN: *7710021150*

Share in the Issuer's authorized capital: ***8.61 % (nominal holder)***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: *7.69 %*

Percentage of voting shares, including the said shares: ***8.61 %***

Shareholders (participants) holding at least 20 per cent of the authorized capital of the Issuer's shareholder (participant):

no such parties

9.4. Full name: *ING BANK (EURASIA) CJSC (CLOSED JOINT-STOCK COMPANY)*

Abbreviated name: *ING Bank*

Place of business: ***31 ul. Krasnaya Presnya, Moscow, Russia***

Mailing address: ***31 ul. Krasnaya Presnya, Moscow, 123022***

TIN: *7712014310*

Share in the Issuer's authorized capital: *7.16 %* ***(nominal holder)***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***5.64 %***

Percentage of voting shares, including the said shares: *7,16 %*

Shareholders (participants) holding at least 20 per cent of the authorized capital of the Issuer's shareholder (participant):

no such parties

9.5. Full name: ***Lindsell Enterprises Limited***

Abbreviated name: ***Lindsell Enterprises Ltd***

Place of business: ***2-4 Arch Makarios III Avenue Capital Center, 9th Floor, 1505, Nicosia Cyprus***

Mailing address: ***17-23, Taganskaya ul., building C, 6th floor, Moscow, 109104, NCH ADVISORS INC. for Lindsell Enterprises Ltd***

TIN: ***none (The legal entity is not a resident of RF)***

Share in the Issuer's authorized capital: ***6.83 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***6.43 %***

Percentage of voting shares, including the said shares: ***6.83 %***

Shareholders (participants) holding at least 20 per cent of the authorized capital of the Issuer's shareholder (participant):

no such parties

10. Issuer's management bodies structure

The Company's General Meeting of the Shareholders is the supreme management body of the Issuer.

The Company's Board of Directors consisting of 11 persons deals with the general management of Issuer's activities.

Executive bodies of the Company deal with the management of Issuer's current activities.

The General Manager is the sole executive authority, while the Management Board is the collegiate executive body.

Terms of reference of the general meeting of the Issuer's shareholders (participants) according to its Articles of Association (incorporation documents):

The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration by the Board of Directors, General Manager or Management Board of the Company:

1) introducing amendments and additions to the Articles of Association or approving the Articles of Association of the Company in a new version (except for the cases provided for by the Federal Law On Joint-Stock Companies), decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting);

2) re-organization of the Company, decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

3) liquidation of the Company, appointing the liquidation committee and approval of the intermediate and final balance sheets, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

4) electing members of the Board of Directors by cumulative voting;

5) early termination of the powers of Members of the Board of Directors, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

6) electing the General Manager and early termination of his powers, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

7) determining the number, face value and category of stated shares of the Company and the rights granted by those shares, the decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

8) increasing the Company's authorized capital by increasing the face value of shares, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increasing the authorized capital of the Company by floating extra shares through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

10) increasing the Company's authorized capital by floating extra shares through closed

subscription, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

11) increasing the Company's authorized capital by floatation of the respective categories (types) of shares through public subscription in the amount of 25 per cent and less of the earlier floated common shares, unless the Board of Directors has reached unanimity in respect of this issue; the decision in this case is to be taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

12) increasing the Company's authorized capital by floatation of extra shares within the number and categories (types) of stated shares, using the Company's assets, when extra shares are floated through their distribution among shareholders, unless the Board of Directors has reached unanimity in respect of this issue; the decision in this case is to be taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

12) increasing the Company's authorized capital by conversion of shares within the number and categories (types) of stated shares in case of Company's re-organization through affiliation; the decision in this case is to be taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

14) reducing the authorized capital of the Company by:

- reducing the face value of shares;

- retiring floated shares that were acquired by the Company upon decision of the Board of Directors and were not realized during a year from the moment of their acquisition by the Company;
- retiring the shares redeemed by the Company;

-by acquisition of part of the shares by the Company for the purpose of reducing their total number;

The decision in these cases is taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

15) electing the members of the Auditing Committee of the Company and early termination of their powers, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

16) approving the auditor of the Company, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

17) approving annual reports, annual accounts of the Company, including profit and loss reports (profit and loss accounts) of the Company, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

18) approving distribution of profit, including payment (statement) of dividend, and losses of the Company on the basis of the results of the fiscal year, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

19) splitting and consolidating shares, the decisions being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

20) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

21) taking a decision on approval of big transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is more than 50% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions performed in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock, the decision being taken by the majority of three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

22) taking a decision on approval of big transaction according to item 2, Article 79 of the Federal Law On Joint-Stock Companies; the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

23) taking a decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

24) approving by-laws regulating the operation of the Company's bodies, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

25) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if the said bonds (or other issued securities) are floated through closed subscription or through public subscription, when in case of public subscription convertible bonds (or other issued securities) may be converted into common shares of the Company, making more than 25 per cent of the earlier floated common shares, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

26) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision is taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

27) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;

28) taking a decision on transferring the powers of the General Manager of the Company to a managing organization or to a manager;

29) deciding other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

Terms of reference of the Issuer's Board of Directors (Supervisory Board) according to its Articles of Association (incorporation documents):

The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the budgets, business-plans, strategies and programmes of the Company's development;

2) convoking the annual and extraordinary General Meetings of the Company Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

3) approving the agenda of the General Meeting of the Shareholders;

4) setting the date for making up the list of the shareholders entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

5) preliminarily approving the annual report of the Company;

6) increasing the authorized capital of the Company by the Company floating extra shares using the Company's assets through their distribution among shareholders within the limits of the number of the stated shares as determined by the Articles of Association;

7) increasing the authorized capital of the Company by floating extra shares of the respective categories through public subscription within the limits of the number of stated shares in case the number of extra floated shares is 25 and less per cent of the common stock earlier floated by the Company;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 and less per cent of earlier floated common stock;

10) determining the price (monetary valuation) of the property, floatation and redemption price of issued securities in the cases provided for by the Federal Law On Joint-Stock Companies;

11) approving decisions on the issue of securities, prospectuses of securities issue, reports on the

results of Company's securities issue, quarterly reports of the issuer of issued securities and changes in those;

12) recommendations on the size of remuneration and reimbursement paid to the members of the Auditing Committee of the Company, and determining the amount of auditor's remuneration;

13) recommendations on the amount of dividend on shares and on the form, procedure and terms of paying it;

14) recommendations on distribution of profit and losses on the basis of the results of the fiscal year;

15) the use of the reserve and other funds of the Company;

16) approval of Company's bylaws, except for the bylaws, the approval of which, according to the Federal Law or the Articles of Association of the Company, is within the terms of reference of the general meeting of the shareholders, as well as other documents, the approval of which, according to the Articles of Association of the Company, is within the terms of reference of the Company's executive bodies;

17) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 1 to 25 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of shares of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's shares;

18) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock;

19) approval of party-related transactions in the cases provided for by chapter XI of the Federal Law On Joint-Stock Companies;

20) determining the policy and taking decisions in respect of the Company receiving and issuing loans, guarantees or sureties amd making agreements of credit and agreements of loan or pledge;

21) acquisition of shares, bonds and other securities floated by the Company; approving reports on the results of Company's shares acquisition;

22) taking decisions on participation (affiliation as a participant, termination of participation, change of the share of participation) of the Company in other organizations through purchasing or selling stock or shares of other organizations;

23) taking decisions on the issues of the agenda of general meetings of subsidiaries (supreme management bodies of other organizations), in which the Company is the only participant;

24) determining the procedure of the Company's interaction with organizations in which the Company participates;

25) approval of the Company's registrar and the terms of the contract with him, as well as terminating the contract with him;

26) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

27) appointing the Secretary of the Board of Directors and determining the amount of his remuneration;

28) Determining the number of the members in the Management Board of the Company, electing its members, and early termination of their powers;

29) agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers;

30) creating branches, opening and liquidating representative offices, approving Provisions on them;

31) approving terms of contracts made with the General Manager, Members of the Management Board, managers of branches and representative offices, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

32) Prolonging the contracts with Members of the Management Board, managers of branches and

representative offices;

33) agreeing upon the structure of the Company;

34) suspending the powers of the General Manager or the powers of the managing organization (manager);

35) appointing a temporary General Manager;

36) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

Terms of reference of the Issuer's sole and collegiate executive bodies according to its Articles of Association (incorporation documents):

The terms of reference of the Company's Board of Directors include the following issues:

1) The General Manager shall deal with the management of the current activities of the Company and shall be appointed by the general meeting of the shareholders for a period not exceeding five years.

2) The General Manager shall take decisions on issues that are not included by the Articles of Association in the terms of reference of the general meeting of the shareholders, the Board of Directors or the Management Board of the Company.

3) The General Manager acts as the Chairperson of the Management Board.

4) The General Manager shall preside over the general meeting of the shareholders.

The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) working out the technical, financial, economic and rate policy of the Company;

2) developing proposals on the priority areas of the Company's activities, including draft budgets, business-plans, strategies and programmes of the Company's development;

3) organization of the control over financial and economic operation of the Company;

4) working out the personnel and social policy of the Company;

5) approving the terms and conditions of the collective agreement;

6) preparing materials and draft decisions on issues to be considered at the general meeting of the shareholders and the meeting of the Board of Directors, including elaboration of proposals on making transactions, the approval of which belongs to the terms of reference of the general meeting of the shareholders and the Board of Directors of the Company, on participation of the Company in other organizations, etc.;

7) organizational and technical support of the Company's bodies operation;

8) analysis of the results of the operation of some Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

9) approving the bylaws regulating the issues included in the terms of reference of the Company's Management Board, except for the bylaws approved by the general meeting of the shareholders and by the Board of Directors of the Company.

11. Members of Issuer's Board of Directors (Supervisory Board).

Chairperson: Valery Nikolayevich Yashin

Members of the Board of Directors:

Valery Nikolayevich Yashin

Year of birth: ***1941***

Posts for the recent 5 years:

Period: ***1993 - 1999***

Organization: ***Petersburg Telephone Network Open Joint-Stock Company***

Area of business: ***local telephone communication services***

Position: ***General Manager***

Period: ***1994 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***1994 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Management Board***

Period: ***1999 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Area of business: ***Communication***
Position: ***General Manager***

Period: ***2000 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Area of business: ***communication***
Position: ***Chairperson of the Management Board***

Period: ***2001 – till now***
Organization: ***Mobitel Private Company***
Area of business: ***Design, construction and operation of digital telecommunication facilities***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***St. Petersburg Payphones Private Company***
Area of business: ***payphone communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***RTComm.RU Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***Chairperson of the Board of Directors***

Period: *2001 - 2002*

Organization: ***Open Joint-Stock Company Electrosvyaz of Oryol Oblast***

Area of business: ***communication services***

Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***

Organization: ***Moscow City Telephone Network Open Joint-Stock Company***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Period: ***2001 - 2002***

Organization: ***Svyazinvest-Media Open Joint-Stock Company***

Area of business: ***provision of information services, production and copying of information products***

Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***

Organization: ***Rostelecom Open Joint-Stock Company***

Area of business: ***communication services***

Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***

Organization: ***National Payphone Network Open Joint-Stock Company***

Area of business: ***telecommunication services***

Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***communication services***

Position: ***Chairperson of the Board of Directors***

Share in the Issuer's authorized capital: ***0.172 %***

Percentage of voting shares: ***0.1069 %***

Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the Issuer's authorized capital: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.

This information is confidential

Aleksandr Vyacheslavovich Ikonnikov

Year of birth: ***1971***

Posts for the recent 5 years:

Period: ***1997 - 1999***

Organization: ***Ministry of Fuel and Power Engineering of the Russian Federation***

Area of business: ***government service***

Position: ***Head of the Department for foreign economic relations***

Period: ***1999 - 2000***
Organization: ***National Association of Stock Market Members***
Area of business: ***protection of investors' interests; ensuring the conditions for professional activities of stock market participants***
Position: ***Deputy Chairperson of Executive Council***

Period: ***2002 – till now***
Organization: ***Association of Independent Directors***
Area of business: ***representation of interests of participants***
Position: ***Chairperson of the Management Board***

Period: ***2002 – till now***
Organization: ***Association for Investors' Rights Protection***
Area of business: ***representation of interests of participants***
Position: ***Director***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company - Central Telecommunication Company***
Area of business: ***telecommunication services***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.
This information is confidential

Vadim Yevgenyevich Belov
Year of birth: ***1958***

Posts for the recent 5 years:
Period: ***1997 - 1998***
Organization: ***Joint-Stock Commercial Bank "International Financial Corporation"***
Area of business: ***investment services***
Position: ***Deputy Chairperson of the Management Board***

Period: ***1998 - 1999***
Organization: ***SPK Capital Limited***
Area of business: ***investment services***

Position: *Managing Director of the Moscow Representative office*

Period: *1999 - 2002*
Organization: *Volgogradelectrosvyaz Public Company*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *1999 – till now*
Organization: *Investment Communication Company - Open Joint-Stock Company*
Area of business: *communication*
Position: *Deputy General Manager*

Period: *2000 – till now*
Organization: *Investment Communication Company - Open Joint-Stock Company*
Area of business: *communication*
Position: *member of the Management Board*

Period: *2001 - 2002*
Organization: *Sibirtelecom Public Company*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *TsentrTelecom Open Joint-Stock Company*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Uralsvyazinform Public Company*
Area of business: *communication services*
Position: *Chairperson of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company "South Telecommunication Company"*
Area of business: *communication services*
Position: *Chairperson of the Board of Directors*

Period: *2002 – till now*
Organization: *Rostelecom Open Joint-Stock Company*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Public Company Uraltelecom of Sverdlovsk Oblast*
Area of business: *communication services*
Position: *Chairperson of the Board of Directors*

Period: ***2002 - 2002***

Organization: ***Public Company Electrosvyaz of Rostov Oblast***

Area of business: ***communication services***

Position: ***Chairperson of the Board of Directors***

Period: ***2002 - 2002***

Organization: ***Open Joint-Stock Company Svyazinform of Chelyabinsk Oblast***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Period: ***2002 - 2003***

Organization: ***Open Joint-Stock Company Inter-Regional Commercial Bank of Communication and Information Support Development***

Area of business: ***banking services***

Position: ***member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Tsentralny Telegraf Public Company***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***RTK-Invest Private Company***

Area of business: ***financial services***

Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***

Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.

This information is confidential

Ivan Ivanovich Rodionov

Year of birth: ***1953***

Posts for the recent 5 years:

Period: ***1997 – till now***

Organization: ***Investment Fund "Brunswick Capital Management"***

Area of business: ***investment services***

Position: ***Director of Analytical Department***

Period: *2001 - 2002*

Organization: ***Artelecom Public Company***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Period: *2001 - 2002*

Organization: ***Public Company Electrosvyaz of the Republic of Karelia.***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***

Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.

This information is confidential

Sergey Vladimirovich Soldatenkov

Year of birth: ***1963***

Posts for the recent 5 years:

Period: ***1994 - 1998***

Organization: ***Delta Telecom Private Company***

Area of business: ***cellular communication services***

Position: ***General Manager***

Period: ***1998 - 1999***

Organization: ***Telecominvest Open Joint-Stock Company***

Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***

Position: ***Deputy General Manager***

Period: ***1999 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Period: ***1999 - 2000***

Organization: ***Petersburg Telephone Network Open Joint-Stock Company***

Area of business: ***local telephone communication services***

Position: ***First Deputy General Manager – Commercial Manager***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***Chairperson of the Management Board***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***General Manager***

Period: ***2001 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Megafon Open Joint-Stock Company***
Area of business: ***cellular mobile communication services in the GSM-900/1800 federal standard***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Delta Telecom Private Company***
Area of business: ***cellular communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***North-West Telecombank Private Company***
Area of business: ***banking services***
Position: ***member of the Supervisory Board***

Period: ***2002 – till now***
Organization: ***Sonik Duo Private Company***
Area of business: ***cellular communication services***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Megafon Open Joint-Stock Company***
Area of business: ***cellular mobile communication services in the GSM-900/1800 federal standard***

Position: ***Chairperson of the Management Board***

Period: ***2003 – till now***

Organization: ***Megafon Open Joint-Stock Company***

Area of business: ***cellular mobile communication services in the GSM-900/1800 federal standard***

Position: ***General Manager***

Share in the Issuer's authorized capital: ***0.0024 %***

Percentage of voting shares: ***0.00002 %***

Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.

This information is confidential

Dmitry Vladimirovich Levkovsky

Year of birth: ***1965***

Posts for the recent 5 years:

Period: ***1995 – till now***

Organization: ***"NCH Advisors, Inc"***

Area of business: ***Consulting services***

Position: ***Vice-President***

Period: ***2000 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Uralsvyazinform Public Company***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***

Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.

This information is confidential

Irina Mikhailovna Ragozina

Year of birth: ***1950***

Posts for the recent 5 years:

Period: *1996 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *1997 - 1999*
Organization: *Investment Communication Company - Open Joint-Stock Company*
Area of business: *communication*
Position: *Shareholding Management Service Manager*

Period: *1999 – till now*
Organization: *Investment Communication Company - Open Joint-Stock Company*
Area of business: *communication*
Position: *Corporate Management Department Director*

Period: *2001 – till now*
Organization: *Moscow City Telephone Network Open Joint-Stock Company*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company Electrosvyaz of Kurgan Oblast*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Kamchatsvyazinform Open Joint-Stock Company*
Area of business: *communication services*
Position: *Chairperson of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company Svyazinform of Chelyabinsk Oblast*
Area of business: *communication services*
Position: *Chairperson of the Board of Directors*

Period: *2002 – till now*
Organization: *Rostelecom Open Joint-Stock Company*
Area of business: *communication services*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: *no share*
Shares in the Issuer's subsidiaries/affiliates: *no shares*

Share in the authorized capital of the parent company: *there is no parent company*

Share in the authorized capital of the managing organization: *no share*

Remuneration paid for the last three months prior to approval of the decision on the securities issue.

This information is confidential

Yury Alexandrovich Bilibin

Year of birth: ***1971***

Posts for the recent 5 years:

Period: ***1997 - 1998***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Manager of the Department for Relations with Subsidiaries***

Period: ***1998 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Manager of the Long-Term Investment and Securities Department***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***local telephone communication services***
Position: ***Deputy Commercial Manager***

Period: ***2000 – till now***
Organization: ***Investment Communication Company - Open Joint-Stock Company***
Area of business: ***communication***
Position: ***Assistant General Manager***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***National Payphone Network Open Joint-Stock Company***
Area of business: ***telecommunication services***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***North-West Telecombank Private Company***
Area of business: ***banking services***
Position: ***member of the Supervisory Board***

Period: ***2001 – till now***
Organization: ***Medexpress Private Insurance Company***
Area of business: ***insurance***
Position: ***member of the Supervisory Board***

Period: ***2001 – till now***
Organization: ***RTComm.RU Open Joint-Stock Company***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company Svyazinform of Samara Oblast*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *2001 – till now*
Organization: *Uralsvyazinform Public Company*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Murmanelectrosvyaz Open Joint-Stock Company*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *2001 – till now*
Organization: *Open Joint-Stock Company Inter-Regional Commercial Bank of Communication and Information Support Development*
Area of business: *banking services*
Position: *member of the Board of Directors*

Period: *2001 - 2003*
Organization: *Open Joint-Stock Company The St. Petersburg Bank of Reconstruction and Development*
Area of business: *banking services*
Position: *Chairperson of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company Electrosvyaz of Oryol Oblast*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Magadansvyazinform Open Joint-Stock Company*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *Lensvyaz Open Joint-Stock Company*
Area of business: *communication services*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *RTK-Leasing Private Company*
Area of business: *Financial lease (leasing)*
Position: *member of the Board of Directors*

Period: ***2002 – till now***

Organization: ***RTK-Invest Private Company***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Private company "Interfax-Telecom Informational agency "***

Area of business: ***informational service***

Position: ***member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Svyazinvest-Media Open Joint-Stock Company***

Area of business: ***provision of information services, production and copying of information products***

Position: ***Chairperson of the Board of Directors***

Period: ***2002 - 2003***

Organization: ***Mobitel Private Company***

Area of business: ***telecommunication services***

Position: ***member of the Board of Directors***

Period: ***2002 - 2002***

Organization: ***Public Company Electrosvyaz of Kaliningrad Oblast***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***

Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.

This information is confidential

Alexandr Alexandrovich Gogol

Year of birth: ***1946***

Posts for the recent 5 years:

Period: ***1998 – till now***

Organization: ***Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication***

Area of business: ***education***

Position: ***Rector***

Period: ***2000 – till now***

Organization: ***St. Petersburg Telecommunication Centre - Private Company***

Area of business: ***communication specialists training***

Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.
This information is confidential

Wilkening, Benjamin Stephen David
Year of birth: ***1962***

Posts for the recent 5 years:
Period: ***1998 – till now***
Organization: ***Representative office of the "AIG - Brunswick capital Management Limited" Company***
Area of business: ***asset management***
Position: ***Managing director***

Period: ***2003 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***communication services***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.
This information is confidential

Alexandr Abramovich Sysoyev
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1995 - 1998***
Organization: ***Open Joint-Stock Company Saint Petersburg Telegraph***
Area of business: ***document telecommunication***
Position: ***Chairperson of the Management Board***

Period: ***1995 - 1998***
Organization: ***Open Joint-Stock Company Saint Petersburg Telegraph***

Area of business: ***document telecommunication***

Position: ***General Manager***

Period: ***1998 - 2002***

Organization: ***Lensvyaz Open Joint-Stock Company***

Area of business: ***communication services***

Position: ***General Manager***

Period: ***1998 – till now***

Organization: ***Lensvyaz Open Joint-Stock Company***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Period: ***1998 - 2002***

Organization: ***Lensvyaz Open Joint-Stock Company***

Area of business: ***communication services***

Position: ***Chairperson of the Management Board***

Period: ***2002 – till now***

Organization: ***Telecominvest Open Joint-Stock Company***

Area of business: ***implementing investment programmes and projects in the field of international and domestic communication facilities; organization of scientific and applied scientific research in the field of communication facilities.***

Position: ***member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***communication services***

Position: ***Chairperson of the Management Board***

Period: ***2002 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***communication services***

Position: ***member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***communication services***

Position: ***General Manager***

Period: ***2002 – till now***

Organization: ***Delta Telecom Private Company***

Area of business: ***cellular communication services***

Position: ***member of the Board of Directors***

Period: ***2003 – till now***

Organization: ***St. Petersburg Telecommunication Centre - Private Company***

Area of business: ***communication specialists training***

Position: ***member of the Board of Directors***

Period: ***2003 – till now***

Organization: ***Neva Kabel Private Company***

Area of business: ***production of telephone cable***

Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.0376 %***

Percentage of voting shares: ***0.0294 %***

Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.

This information is confidential

12. Issuer's sole and collegiate management bodies, and managing Issuer's officials

Issuer's sole executive body, and members of the collegiate executive body:

Igor Nikolayevich Samylin
Year of birth: *1957*

Posts for the recent 5 years:
Period: ***1997 - 1998***
Organization: ***Neda Private Company***
Area of business: ***participation in management bodies***
Position: ***General Manager***

Period: ***1998 - 1999***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***Vyborgsky Telephone Centre Manager***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Area of business: ***customer relations***
Position: ***Customers Department Manager - Customers Manager***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***commercial activities***
Position: ***First Deputy General Manager - Commercial manager, head of the Petersburg Telephone Network branch***

Period: ***2001 – till now***
Organization: ***Petersburg Transit Telecom Public Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Production Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Murmanelectrosvyaz Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***St. Petersburg Telecommunication Centre - Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***"St. Petersburg Informational Company" Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Public Company Electrosvyaz of Kaliningrad Oblast***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***PeterStar Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***commercial activities, participation in management bodies***
Position: ***Deputy General Manager in charge of commercial affairs – Regional Manager of the Petersburg Telephone Network branch***

Period: ***2002 - 2003***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***Deputy General manager - Manager for strategic policy and business development - regional manager of the Petersburg Telephone Network branch***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***regional manager of the Petersburg Telephone Network branch***

Period: *2002 – till now*

Organization: ***Giprosvyaz SPb Public Company***

Area of business: ***participation in management bodies***

Position: ***member of the Board of Directors***

Period: *2002 – till now*

Organization: ***TCI Telesense Private Company***

Area of business: ***participation in management bodies***

Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***

Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.

This information is confidential

Nikolay Gennadyevich Bredkov

Year of birth: ***1953***

Posts for the recent 5 years:

Period: ***1996 - 1999***

Organization: ***Petersburg Telephone Network Open Joint-Stock Company***

Area of business: ***Economics and Finance***

Position: ***Deputy General Manager in charge of Economics and Finance***

Period: ***1999 - 2000***

Organization: ***Petersburg Telephone Network Open Joint-Stock Company***

Area of business: ***Economics and Finance***

Position: ***Deputy Economics and Finance Director - Manager of the Labour Organization and Remuneration Department of the Financial Economic Service of the Central Directorate***

Period: ***2000 - 2002***

Organization: ***Public Company Electrosvyaz of the Republic of Karelia.***

Area of business: ***participation in management bodies***

Position: ***member of the Board of Directors***

Period: ***2000 - 2002***

Organization: ***Artelecom Public Company***

Area of business: ***participation in management bodies***

Position: ***member of the Board of Directors***

Period: ***2001 - 2002***

Organization: ***Cherepovetsectrosvyaz Public Company***

Area of business: ***participation in management bodies***

Position: ***member of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***structural reorganization***
Position: ***Manager in charge of structural reorganization***

Period: *2001 - 2002*
Organization: ***Public Company Electrosvyaz of Vologda Oblast***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***Corporate Management***
Position: ***Deputy General Manager in charge of corporate management***

Period: ***2003 – till now***
Organization: ***Vologda Cellular Communication Private Company***
Area of business: ***participation in management bodies***
Position: member of the Board of Directors

Period: ***2003 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***WestBaltTelecom Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.00633 %***

Percentage of voting shares: ***0.0036 %***
Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.
This information is confidential

Maya Mikhailovna Semchenko
Year of birth: ***1967***

Posts for the recent 5 years:

Period: ***1995 - 2000***

Organization: ***Delta Telecom Private Company***

Area of business: ***accounting, finance***

Position: ***Chief Accountant, Financial Manager***

Period: ***2000 - 2002***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***accounting***

Position: ***Chief Accountant, Accounting Board Manager***

Period: ***2000 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***participation in management bodies***

Position: ***member of the Management Board***

Period: ***2001 - 2003***

Organization: ***Open Joint-Stock Company The St. Petersburg Bank of Reconstruction and Development***

Area of business: ***participation in management bodies***

Position: ***member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***accounting***

Position: ***Chief Accountant***

Share in the Issuer's authorized capital: ***no share***

Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.

This information is confidential

Vladimir Alexandrovich Akulich

Year of birth: ***1956***

Posts for the recent 5 years:

Period: ***1992 - 1998***

Organization: ***PeterStar Private Company***

Area of business: ***participation in management bodies***

Position: ***General Manager***

Period: ***1998 - 2000***

Organization: ***Petersburg Telephone Network Open Joint-Stock Company***

Area of business: ***construction***

Position: ***Construction Manager***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***Deputy General Manager***

Period: ***2000 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***long-distance and international communication***
Position: ***Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone branch***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Period: ***2001 - 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company Electrosvyaz of Pskov Oblast***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***St. Petersburg International Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***technical policy***
Position: ***Deputy General Manager - Manager in charge of strategic development and technical policy***

Period: ***2002 – till now***
Organization: ***Giprosvyaz SPb Public Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: *2002 - 2002*

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***technical policy***

Position: ***Deputy General Manager in charge of strategic development and technical policy - Head of GMMTTU (City Long-Distance and International Telegraph and Telephone Centre) of the Petersburg Telephone Network branch***

Period: ***2003 – till now***

Organization: ***Vologda Cellular Communication Private Company***

Area of business: ***participation in management bodies***

Position: ***member of the Board of Directors***

Period: ***2003 – till now***

Organization: ***Kaliningrad Mobile Networks Private Company***

Area of business: ***participation in management bodies***

Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***

Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.

This information is confidential

Vladimir Nikolayevich Vorozheykin

Year of birth: ***1949***

Posts for the recent 5 years:

Period: ***1997 - 1999***

Organization: ***The Federal Service of Russia for Regulation of Natural Monopolies in the Field of Transport***

Area of business: ***government service***

Position: ***Manager of the Federal Service of Russia for Regulation of Natural Monopolies in the Field of Transport for the North-West***

Period: ***1999 - 2002***

Organization: ***The Territorial Board for St. Petersburg and Leningrad Oblast of the Ministry of RF for Antimonopoly Policy and Support of Business***

Area of business: ***government service***

Position: ***Deputy Manager of the Territorial Board***

Period: ***2002 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***Personnel management***

Position: ***Manager in charge of personnel***

Period: ***2002 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***Personnel management***
Position: ***Personnel management Department Director***

Period: ***2003 – till now***
Organization: ***St. Petersburg Telecommunication Centre - Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Vologda Cellular Communication Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.
This information is confidential

Alexandr Abramovich Sysoyev
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1995 - 1998***
Organization: ***Open Joint-Stock Company Saint Petersburg Telegraph***
Area of business: ***participation in management bodies***
Position: ***Chairperson of the Management Board***

Period: ***1995 - 1998***
Organization: ***Open Joint-Stock Company Saint Petersburg Telegraph***
Area of business: ***participation in management bodies***
Position: ***General Manager***

Period: ***1998 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***General Manager***

Period: ***1998 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***

Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***1998 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***Chairperson of the Management Board***

Period: ***2002 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***General Manager***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***Chairperson of the Management Board***

Period: ***2002 – till now***
Organization: ***Delta Telecom Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***St. Petersburg Telecommunication Centre - Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Neva Kabel Private Company***
Area of business: ***participation in management bodies***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.0376 %***

Percentage of voting shares: ***0.0294 %***
Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.

This information is confidential

Grigory Borisovich Chernyak

Year of birth: ***1949***

Posts for the recent 5 years:

Period: ***1994 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***participation in management bodies***

Position: ***member of the Management Board***

Period: ***1994 - 2001***

Organization: ***Petersburg Telephone Network Open Joint-Stock Company***

Area of business: ***administration***

Position: ***General Issues Manager***

Period: ***2001 – till now***

Organization: ***U Krasnogo Mosta Private Company***

Area of business: ***participation in management bodies***

Position: ***member of the Board of Directors***

Period: ***2001 – till now***

Organization: ***Medexpress Private Insurance Company***

Area of business: ***participation in management bodies***

Position: ***member of the Supervisory Board***

Period: ***2001 - 2002***

Organization: ***Zenith Football Club Private Company***

Area of business: ***participation in management bodies***

Position: ***member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Lensvyaz Open Joint-Stock Company***

Area of business: ***participation in management bodies***

Position: ***member of the Management Board***

Period: ***2002 – till now***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***property management***

Position: ***Deputy General Manager - manager in charge of property management***

Period: ***2002 - 2002***

Organization: ***Open Joint-Stock Company North-West Telecom***

Area of business: ***administration***

Position: ***Deputy General manager in charge of common issues***

Share in the Issuer's authorized capital: ***0.04 %***

Percentage of voting shares: ***0.0416 %***
Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.
This information is confidential

Alexey Vladimirovich Shalagin
Year of birth: ***1958***

Posts for the recent 5 years:
Period: ***1997 - 2001***
Organization: ***Public Joint-Stock Company Industry and Construction Bank***
Area of business: ***participation in management bodies***
Position: ***Deputy head of the Board***

Period: ***2001 - 2002***
Organization: ***Public Joint-Stock Company Industry and Construction Bank***
Area of business: ***participation in management bodies***
Position: ***Deputy branch manager***

Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***
Area of business: ***Economics and Finance***
Position: ***Deputy General Manager- Director in charge of Economics and Finance***

Period: ***2003 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Area of business: ***participation in management bodies***
Position: ***member of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Shares in the Issuer's subsidiaries/affiliates: ***no shares***

Share in the authorized capital of the parent company: ***there is no parent company***

Share in the authorized capital of the managing organization: ***no share***

Remuneration paid for the last three months prior to approval of the decision on the securities issue.
This information is confidential

Person acting as the sole executive body of the Issuer: Alexandr Abramovich Sysoyev

13. Remuneration paid to the members of the Board of Directors, members of the executive body and to other Issuer's managerial officials

Total amount of remuneration paid to all persons listed in clauses 12 and 11 for the last three months preceding the date of approval of the decision on the securities issue:

Wages (roubles): *904 222*

Bonuses (roubles): *2 489 953*

Commission (roubles): *0*

Other property compensations (roubles) *0*

Total (roubles): *3 394 175*

See also clauses 11 and 12

14. For commercial organizations - data in corporations, in which the issuer holds more than 5 per cent of the authorized capital (for joint-stock companies - not less than 5 per cent of the voting shares also)

14.1. Corporations, in which the issuer holds more than 5 per cent of the authorized capital.

14.1.1. Name: *Tsentrum Limited Liability Company*

Abbreviated name: *OOO Tsentrum*

Place of business: *22, pr. Antikainena, Petrozavodsk, the Republic of Karelia*

Mailing address: *22, pr. Antikainena, Petrozavodsk, 185000*

TIN: *1001004137*

Issuer's share in the authorized capital of the corporation: *100 %*

Members of the Organization's Board of Directors (Supervisory Board):
No Board of Directors (Supervisory Board) is provided for.

Person acting as the sole executive body:
Raisa Stepanovna Fomina

Members of the collegiate executive body of the organization:
No collegiate executive body is provided for.

14.1.2. Name: *AMT Limited Liability Company*

Abbreviated name: *OOO AMT*

Place of business: *3-5 ul. B. Morskaya, St. Petersburg 191186*

Mailing address: *k.201, d.14, Sinopskaya nab., St. Petersburg 193167*

TIN: *7825410610*

Issuer's share in the authorized capital of the corporation: *100 %*

Members of the Organization's Board of Directors (Supervisory Board):
No Board of Directors (Supervisory Board) is provided for.

Person acting as the sole executive body:
Oleg Alexandrovich Kurennoy

Members of the collegiate executive body of the organization:
No collegiate executive body is provided for.

14.1.3. Name: *Pagetelecom Limited Liability Company*

Abbreviated name: *OOO Pagetelecom*

Place of business: *162627, z. 6, pr. Stroiteley, Cherepovets, Vologda Oblast*

Mailing address: *6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627*

TIN: *3528048550*

Issuer's share in the authorized capital of the corporation: *100 %*

Members of the Organization's Board of Directors (Supervisory Board):
No Board of Directors (Supervisory Board) is provided for.

Person acting as the sole executive body:
Vladimir Vasilyevich Nikandrov

Members of the collegiate executive body of the organization:
No collegiate executive body is provided for.

14.1.4. Name: ***Polycomp Limited Liability Company***
Abbreviated name: ***OOO Polycomp***
Place of business: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Mailing address: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186***
TIN: *7808031027*
Issuer's share in the authorized capital of the corporation: ***90 %***

Members of the Organization's Board of Directors (Supervisory Board):
No Board of Directors (Supervisory Board) is provided for.

Person acting as the sole executive body:
Alla Antonovna Sergeyeva

Members of the collegiate executive body of the organization:
No collegiate executive body is provided for.

14.1.5. Name: ***Arkhangelsk City Telephone Network Limited Liability Company***
Abbreviated name: ***OOO AGTS***
Place of business: ***4, proyezd Priorova, Arkhangelsk, 163071***
Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071***
TIN: ***2901005600***
Issuer's share in the authorized capital of the corporation: *77 %*

Members of the Organization's Board of Directors (Supervisory Board):
No Board of Directors (Supervisory Board) is provided for.

Person acting as the sole executive body:
Sergey Arkadyevich Surovtsev

Members of the collegiate executive body of the organization:
No collegiate executive body is provided for.

14.1.6. Name: ***Vologda Cellular Communication Private Company***
Abbreviated name: ***BCC Private Company***
Place of business: ***103, ul. Zosimovskaya, Vologda, 160009***
Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009***
TIN: ***3525070645***
Issuer's share in the authorized capital of the corporation: ***60 %***
Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of

article 32 of the Law On Joint-Stock Companies: *60 %*

Percentage of voting shares, including the said shares: *60 %*

Members of the Organization's Board of Directors (Supervisory Board):
Vladimir Alexandrovich Akulich (Chairperson)
Vladimir Nikolayevich Vorozheykin
Georgiy Viktorovich Sviridov
Alexandr Mikhaylovich Tukacinskiy
Nikolay Gennadyevich Bredkov

Person acting as the sole executive body:
Evgeniy Alexandrovich Vasilchenko

Members of the collegiate executive body of the organization:
No collegiate executive body is provided for.

14.1.7. Name: *St. Petersburg Telecommunication Centre - Private Company*
Abbreviated name: *PJSC St. Petersburg Telecommunication Centre*
Place of business: *St. Petersburg, pr. 24 pr. Bolshevikov*
Mailing address: *30/32, 3-liniya, Vasilyevsky Ostrov, St. Petersburg, 199053*
TIN: *7811050502*
Issuer's share in the authorized capital of the corporation: *54.38 %*
Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: *54.38 %*
Percentage of voting shares, including the said shares: *54.38 %*

Members of the Organization's Board of Directors (Supervisory Board):
Alexandr Abramovich Sysoyev (Chairperson)
Gennadiy Ivanovich Solovskiy
Alexandr Alexandrovich Gogol
Vladimir Nikolayevich Vorozheykin
Vitaliy Ivanovich Danilov

Person acting as the sole executive body:
Vitaliy Ivanovich Danilov

Members of the collegiate executive body of the organization:
Nina Ignatyevna Kalinina
Vitaliy Ivanovich Danilov (Chairperson)
Yuri Borisovich Orlov
Maria Andreyevna Afonina

14.1.8. Name: *Bona Limited Liability Company*
Abbreviated name: *OOO Bona*
Place of business: *45, Troitsky prospekt, Arkhangelsk, 163061*
Mailing address: *45, Troitsky prospekt, Arkhangelsk, 163061*
TIN: *2900000536*
Issuer's share in the authorized capital of the corporation: *52 %*

Members of the Organization's Board of Directors (Supervisory Board):
No Board of Directors (Supervisory Board) is formed.

Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

14.1.9. Name: *Novgorod Datacom Limited Liability Company*

Abbreviated name: *OOO Novgorod Datacom*

Place of business: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod 173003***

Mailing address: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod 173003***

TIN: ***5310010960***

Issuer's share in the authorized capital of the corporation: ***52 %***

Members of the Organization's Board of Directors (Supervisory Board):

No Board of Directors (Supervisory Board) is provided for.

Person acting as the sole executive body:

Sergey Fyodorovich Makarov

Members of the collegiate executive body of the organization:

No collegiate executive body is provided for.

14.1.10. Name: ***Kolatelecom Open Joint-Stock Company***

Abbreviated name: ***ZAO Kolatelecom***

Place of business: ***43, pr. Lenina, Murmansk, 183709, Russia***

Mailing address: ***43, pr. Lenina, Murmansk, 183709, Russia***

TIN: ***5190301588***

Issuer's share in the authorized capital of the corporation: ***50 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***50 %***

Percentage of voting shares, including the said shares: ***50 %***

Members of the Organization's Board of Directors (Supervisory Board):

Vyacheslav Anatolyevich Zaring (Chairperson)

Alexandr Alexeyevich Khlyzov

Tatyana Viktorovna Rusinova

Person acting as the sole executive body:

Alexandr Alexeyevich Khlyzov

Members of the collegiate executive body of the organization:

No collegiate executive body is provided for.

14.1.11. Name: *NEVA KABEL Private Company*

Abbreviated name: ***ZAO NEVA KABEL***

Place of business: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***

Mailing address: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***

TIN: ***7802004348***

Issuer's share in the authorized capital of the corporation: ***48.97 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***48.97 %***

Percentage of voting shares, including the said shares: ***48.97 %***

Members of the Organization's Board of Directors (Supervisory Board):

Toivo Erik Victor Lindfors (Chairperson)

Timo Puhakka

Alexandr Abramovich Sysoyev

Yuriy Konstantinovich Rudov

Vidomski Stefan

Person acting as the sole executive body:

Yury Lvovich Matveyev

Members of the collegiate executive body of the organization:

No collegiate executive body is provided for.

14.1.12. Name: *Delta Telecom Private Company*

Abbreviated name: *ZAO Delta Telecom*

Place of business: *22 ul. B. Morskaya, St. Petersburg, Russia, 191186*

Mailing address: *22 ul. B. Morskaya, St. Petersburg, Russia, 191186*

TIN: *7803032718*

Issuer's share in the authorized capital of the corporation: *43.12 %*

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: *24.17 %*

Percentage of voting shares, including the said shares: *43.12 %*

Members of the Organization's Board of Directors (Supervisory Board):

Sergey Vladimirovich Soldatenkov (chairperson)

Alexandr Abramovich Sysoyev

Timur Mairbekovich Khusainov

Maxim Yurievich Gorokhov

Sergey Yuryevich Medvedkov

Viktor Mikhaylovich Leonchikov

Victor Ivanovich Ustyuzhanin

Person acting as the sole executive body:

Victor Ivanovich Ustyuzhanin

Members of the collegiate executive body of the organization:

No collegiate executive body is provided for.

14.1.13. Name: *Commercial Television and Radio Private Company*

Abbreviated name: *ComTV Private Company*

Place of business: *3 Academician Pavlov ul., St. Petersburg, 197022*

Mailing address: *3 Academician Pavlov ul., St. Petersburg, 197022*

TIN: *None (The Organization is being liquidated)*

Issuer's share in the authorized capital of the corporation: *40 %*

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: *40 %*

Percentage of voting shares, including the said shares: *40 %*

Members of the Organization's Board of Directors (Supervisory Board):

No Board of Directors (Supervisory Board) is formed.
Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

14.1.14. Name: *Medexpress Private Insurance Company*

Abbreviated name: ***SZAO Medexpress***

Place of business: ***2, ul. Malaya Konyushennaya, Saint Petersburg 191186***

Mailing address: ***14, ul. Gorokhovaya, St. Petersburg, 191186***

TIN: ***7803025365***

Issuer's share in the authorized capital of the corporation: ***34.59 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***34.59 %***

Percentage of voting shares, including the said shares: ***34.59 %***

Members of the Organization's Board of Directors (Supervisory Board):

Grigory Borisovich Chernyak (chairperson)

Frieder Booble

Yury Alexandrovich Bilibin

Gerhard Jurka

Person acting as the sole executive body:

Nataliya Yuryevna Shumilova

Members of the collegiate executive body of the organization:

Vladimir Grigoryevich Kaufman

Lidiya Tomovna Beryozka

Sergey Vladimirovich Zazimko

Nataliya Yuryevna Shumilova (chairperson)

14.1.15. Name: ***Kaliningrad Mobile Networks Private Company***

Abbreviated name: ***ZAO Kaliningrad Mobile Networks***

Place of business: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***

Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***

TIN: ***3906033949***

Issuer's share in the authorized capital of the corporation: ***33.5 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***33.5 %***

Percentage of voting shares, including the said shares: ***33.5 %***

Members of the Organization's Board of Directors (Supervisory Board):

Oleg Khavshabovich Avdysh

Marina Borisovna Nabieva (chairperson)

Vladimir Alexandrovich Akulich

Person acting as the sole executive body:

Oleg Khavshabovich Avdysh

Members of the collegiate executive body of the organization:

Oleg Khavshabovich Avdysh (chairperson)

Mikhail Valentinovich Krasilnikov

Nataliya Stepanovna Shkoruta

Samoil Davidovich Moldavskiy

14.1.16. Name: ***WestBaltTelecom Private Company***

Abbreviated name: ***ZAO WestBaltTelecom***

Place of business: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***

Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***

TIN: *3903000737*

Issuer's share in the authorized capital of the corporation: ***28 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***28 %***

Percentage of voting shares, including the said shares: ***28 %***

Members of the Organization's Board of Directors (Supervisory Board):

Gerd Jacob (chairperson)

Samoil Davidovich Moldavskiy

Olga Yakovlevna Blynskaya

Pyotr Valeryevich Mikhaylevskiy

Nikolay Gennadyevich Bredkov

Person acting as the sole executive body:

Samoil Davidovich Moldavskiy

Members of the collegiate executive body of the organization:

No collegiate executive body is provided for.

14.1.17. Name: ***Octagon Technologies Private Company***

Abbreviated name: ***ZAO Octagon Technologies***

Place of business: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***

Mailing address: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***

TIN: ***None (The Organization is being liquidated)***

Issuer's share in the authorized capital of the corporation: ***26.4 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***26.4 %***

Percentage of voting shares, including the said shares: ***26.4 %***

Members of the Organization's Board of Directors (Supervisory Board):

No Board of Directors (Supervisory Board) is provided for.

Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

14.1.18. Name: ***Tele-Nord Public Joint-Stock Company***

Abbreviated name: ***OAO Tele-Nord***

Place of business: ***5, ul Samoylovoy, Murmansk, 183038, Russia***

Mailing address: ***5, ul Samoylovoy, Murmansk, 183038, Russia***

TIN: ***5190301154***

Issuer's share in the authorized capital of the corporation: ***25 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***25 %***

Percentage of voting shares, including the said shares: ***25 %***

Members of the Organization's Board of Directors (Supervisory Board):

Evgeniy Alexandrovich Kondratkov (chairperson)

Sergey Evgenyevich Uzkiy

Sergey Alekseyevich Nekrasov

Person acting as the sole executive body:

Sergey Evgenyevich Uzkiy

Members of the collegiate executive body of the organization:

No collegiate executive body is provided for.

14.1.19. Name: ***Dancell Private Type Company***

Abbreviated name: ***AOZT Dancell***

Place of business: ***51, Baltiyskaya ul., St. Petersburg, 198092***

Mailing address: ***51, Baltiyskaya ul., St. Petersburg, 198092***

TIN: ***None (The Organization is being liquidated)***

Issuer's share in the authorized capital of the corporation: ***23.65 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***23.65 %***

Percentage of voting shares, including the said shares: ***23.65 %***

Members of the Organization's Board of Directors (Supervisory Board):

No Board of Directors (Supervisory Board) is provided for.

Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

14.1.20. Name: ***non-bank crediting organization Northern Clearing Chamber – a private stock company***

Abbreviated name: ***ZAO NKO Northern Clearing Chamber***

Place of business: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***

Mailing address: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***

TIN: ***2901047470***

Issuer's share in the authorized capital of the corporation: ***19.97 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***19.97 %***

Percentage of voting shares, including the said shares: ***19.97 %***

Members of the Organization's Board of Directors (Supervisory Board):

Vladimir Alexandrovich Kolomentsev (chairperson)

Alexandr Ivanovich Gladkov

Alexandr Anatolyevich Kalinin

Alexandr Nikolayevich Preminin

Vladimir Anatolyevich Strezhnev

Vitaliy Lvovich Chebotov

Vladimir Ivanovich Belokaminskiy

Person acting as the sole executive body:

Alexandr Nikolayevich Preminin

Members of the collegiate executive body of the organization:

No collegiate executive body is provided for.

14.1.21. Name: ***Telecominvest Open Joint-Stock Company***

Abbreviated name: ***Telecominvest Open Joint-Stock Company***

Place of business: ***24, ul. B. Morskaya, St. Petersburg, 191186***

Mailing address: ***54, Nevsky pr., St. Petersburg, 191186***

TIN: ***7825338139***

Issuer's share in the authorized capital of the corporation: ***15 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***15 %***

Percentage of voting shares, including the said shares: *15 %*

Members of the Organization's Board of Directors (Supervisory Board):
Maxim Yurievich Gorokhov (chairperson)
Peter Schuhardt
Vladimir Alexandrovich Akulich
Igor Nikolayevich Samylin
Valery Nikolayevich Yashin
Sergey Vladimirovich Soldatenkov
Alexandr Abramovich Sysoyev
Alexandr Nikolayevich Volkov
Michael Bemke
Annika Christianson
Aimo Eloholma

Person acting as the sole executive body:
Maxim Yurievich Gorokhov

Members of the collegiate executive body of the organization:
Alexandr Alexeyevich Malygayev
Alexandr Anatolyevich Barunin
Maxim Yurievich Gorokhov (chairperson)

14.1.22. Name: ***North-West Telecombank Private Company***
Abbreviated name: ***ZAO Telecombank***
Place of business: ***12, Baskov per., St. Petersburg, 191014***
Mailing address: ***12, Baskov per., St. Petersburg, 191014***
TIN: ***7834000145***
Issuer's share in the authorized capital of the corporation: ***14.23 %***
Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***14.23 %***
Percentage of voting shares, including the said shares: ***14.23 %***

Members of the Organization's Board of Directors (Supervisory Board):
Sergey Vladimirovich Soldatenkov (chairperson)
Irina Vladimirovna Golovchenko
Yury Igorevich Novikov
Vera Konstantinovna Losina
Maxim Yurievich Gorokhov
Vitaly Gennadyevich Savelyev
Yury Alexandrovich Bilibin

Person acting as the sole executive body:
Yury Igorevich Novikov

Members of the collegiate executive body of the organization:
Galina Sergeyevna Beloglazova
Alexey Vitalyevich Boriskin
Vladimir Vasilyevich Pinchuk
Alexandr Petrovich Chaikin
Olga Dmitriyevna Volodina

Alexey Evgenyevich Gorigledzhan

Dmitry Anatolyevich Sergeyev

Yury Igorevich Novikov (chairperson)

14.1.23. Name: ***FORE Private Company***

Abbreviated name: ***ZAO FORE***

Place of business: ***6 ul. Marata, St. Petersburg, 191002, Russia***

Mailing address: ***120 pr. Obukhovskoy Oborony, St. Petersburg, 193012***

TIN: ***7825334712***

Issuer's share in the authorized capital of the corporation: ***13.3 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***13.3 %***

Percentage of voting shares, including the said shares: ***13.3 %***

Members of the Organization's Board of Directors (Supervisory Board):

Alexandr Alexandrovich Klyushkin (chairperson)

Natalya Mikhailovna Puzyryova

Mikhail Izralyevich Fux

Person acting as the sole executive body:

Mikhail Izralyevich Fux

Members of the collegiate executive body of the organization:

No collegiate executive body is provided for.

14.1.24. Name: ***Rostelegraph Private Company***

Abbreviated name:

ZAO Rostelegraph

Place of business: ***7 ul. Tverskaya, Moscow, 103375***

Mailing address: ***7 ul. Tverskaya, Moscow, 103375***

TIN: ***7710161372***

Issuer's share in the authorized capital of the corporation: ***11.84 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***11.84 %***

Percentage of voting shares, including the said shares: ***11.84 %***

Members of the Organization's Board of Directors (Supervisory Board):

Vaagn Artavazdovich Martirosyan (chairperson)

Alik Iosifovich Sazer

Valery Alexandrovich Romanov

Alla Yefimovna Frid

Victor Ivanovich Prilipko

Pavel Alexandrovich Ryazantsev

Konstantin Vladimirovich Pirl

Vladimir Yakovlevich Putilov

Leonty Alexandrovich Yakovlev

Person acting as the sole executive body:

Victor Ivanovich Prilipko

Members of the collegiate executive body of the organization:

No collegiate executive body is provided for.

14.1.25. Name: ***VISA Private Company***

Abbreviated name: ***ZAO VISA***

Place of business: ***11, Sapyorny per., St. Petersburg, 191014***

Mailing address: ***11, Sapyorny per., St. Petersburg, 191014***

TIN: ***7803077677***

Issuer's share in the authorized capital of the corporation: ***10 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***10 %***

Percentage of voting shares, including the said shares: ***10 %***

Members of the Organization's Board of Directors (Supervisory Board):

Nikolay Valeryevich Sivach (chairperson)

Gleb Sergeyevich Nikitin

Viktor Ivanovich Rozov

Person acting as the sole executive body:

Alexandr Viktorovich Rozov

Members of the collegiate executive body of the organization:

No collegiate executive body is provided for.

14.1.26. Name: ***Kit Private Type Company***

Abbreviated name: ***ZAO Kit***

Place of business: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***

Mailing address: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***

TIN: ***None (The Organization is being liquidated)***

Issuer's share in the authorized capital of the corporation: ***6.97 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***6.97 %***

Percentage of voting shares, including the said shares: ***6.97 %***

Members of the Organization's Board of Directors (Supervisory Board):

No Board of Directors (Supervisory Board) is provided for.

Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

14.1.27. Name: ***TD - Telecom Private Company***

Abbreviated name: ***ZAO TD-Telecom***

Place of business: ***163061, z. 8, ul. Voskresenskaya, 6th floor, Arkhangelsk***

Mailing address: ***8, Voskresenskaya ul. 6th floor, Arkhangelsk, 163061***

TIN: ***2901069107***

Issuer's share in the authorized capital of the corporation: ***6.7 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***6.7 %***

Percentage of voting shares, including the said shares: ***6.7 %***

Members of the Organization's Board of Directors (Supervisory Board):

Nikolay Mikhaylovich Vanichev (chairperson)

Nina Ivanovna Bakina

Sergey Arkadyevich Surovtsev

Nataliya Sergeyevna Sinkova

Vladimir Ivanovich Belokaminskiy

Person acting as the sole executive body:
Nataliya Sergeyevna Sinkova

Members of the collegiate executive body of the organization:
No collegiate executive body is provided for.

14.2. Issuer's subsidiaries and affiliates

14.2.1. Name: ***Pagetelecom Limited Liability Company***
Place of business: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627***
Mailing address: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627***
Issuer's share in the authorized capital of the company: ***100 %***
This company is a subsidiary of the issuer.

14.2.2. Name: ***AMT Limited Liability Company***
Place of business: ***3-5 ul. B. Morskaya, St. Petersburg 191186***
Mailing address: ***k.201, d.14, Sinopskaya nab., St. Petersburg 193167***
Issuer's share in the authorized capital of the company: ***100 %***
This company is a subsidiary of the issuer.

14.2.3. Name: ***Tsentrum Limited Liability Company***
Place of business: ***22, pr. Antikainena, Petrozavodsk, the Republic of Karelia***
Mailing address: ***22, pr. Antikainena, Petrozavodsk, 185000***
Issuer's share in the authorized capital of the company: ***100 %***
This company is a subsidiary of the issuer.

14.2.4. Name: ***Polycomp Limited Liability Company***
Place of business: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Mailing address: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Issuer's share in the authorized capital of the company: ***90 %***
This company is a subsidiary of the issuer.

14.2.5. Name: ***Arkhangelsk City Telephone Network Limited Liability Company***
Place of business: ***163071, z. 4, proyezd Priorova, Arkhangelsk***
Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071***
Issuer's share in the authorized capital of the company: ***77 %***
This company is a subsidiary of the issuer.

14.2.6. Name: ***Vologda Cellular Communication Private Company***
Place of business: ***103, ul. Zosimovskaya, Vologda, 160009***
Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009***
Issuer's share in the authorized capital of the company: ***60 %***
This company is a subsidiary of the issuer.

14.2.7. Name: ***St. Petersburg Telecommunication Centre - Private Company***
Place of business: ***30/32, 3-liniya, Vasilyevsky Ostrov, St. Petersburg, 199053***
Mailing address: ***30/32, 3-liniya, Vasilyevsky Ostrov, St. Petersburg, 199053***
Issuer's share in the authorized capital of the company: ***54.38 %***
This company is a subsidiary of the issuer.

14.2.8. Name: ***Bona Limited Liability Company***
Place of business: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the company: ***52 %***
This company is a subsidiary of the issuer.

14.2.9. Name: ***Novgorod Datacom Limited Liability Company***
Place of business: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod 173003***
Mailing address: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod 173003***
Issuer's share in the authorized capital of the company: ***52 %***
This company is a subsidiary of the issuer.

14.2.10. Name: ***Kolatelecom Open Joint-Stock Company***
Place of business: ***43, pr. Lenina, Murmansk, 183709, Russia***
Mailing address: ***43, pr. Lenina, Murmansk, 183709, Russia***
Issuer's share in the authorized capital of the company: ***50 %***
This company is a subsidiary of the issuer.

14.2.11. Name: ***NEVA KABEL Private Company***
Place of business: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***
Mailing address: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***
Issuer's share in the authorized capital of the company: ***48.97 %***
This company is an affiliate of the issuer.

14.2.12. Name: ***Delta Telecom Private Company***
Place of business: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Mailing address: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Issuer's share in the authorized capital of the company: ***43.12 %***
This company is an affiliate of the issuer.

14.2.13. Name: ***Commercial Television and Radio Private Company***
Place of business: ***3 Academician Pavlov ul., St. Petersburg, 197022***
Mailing address: ***3 Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital of the company: ***40 %***
This company is an affiliate of the issuer.

14.2.14. Name: ***Medexpress Private Insurance Company***
Place of business: ***2, ul. Malaya Konyushennaya, Saint Petersburg 191186***
Mailing address: ***2, ul. Malaya Konyushennaya, Saint Petersburg 191186***
Issuer's share in the authorized capital of the company: ***34.59 %***
This company is an affiliate of the issuer.

14.2.15. Name: ***Kaliningrad Mobile Networks Private Company***
Place of business: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Issuer's share in the authorized capital of the company: ***33.5 %***
This company is an affiliate of the issuer.

14.2.16. Name: ***WestBaltTelecom Private Company***
Place of business: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***

Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Issuer's share in the authorized capital of the company: ***28 %***
This company is an affiliate of the issuer.

14.2.17. Name: ***Octagon Technologies Private Company***
Place of business: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Mailing address: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital of the company: ***26.4 %***
This company is an affiliate of the issuer.

14.2.18. Name: ***Tele-Nord Public Joint-Stock Company***
Place of business: ***5, ul Samoylovoy, Murmansk, 183038, Russia***
Mailing address: ***5, ul Samoylovoy, Murmansk, 183038, Russia***
Issuer's share in the authorized capital of the company: ***25 %***
This company is an affiliate of the issuer.

14.2.19. Name: ***Dancell Private Type Company***
Place of business: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Mailing address: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital of the company: ***23.65 %***
This company is an affiliate of the issuer.

15. For commercial organizations - data in corporations, in which the issuer holds more than 5 per cent of the authorized capital (for joint-stock companies - not less than 5 per cent of the voting shares also)

15.1. Name: ***Tsentrum Limited Liability Company***
Place of business: ***22, pr. Antikainena, Petrozavodsk, the Republic of Karelia***
Mailing address: ***22, pr. Antikainena, Petrozavodsk, 185000***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.1.1. ***Raisa Stepanovna Fomina***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.2. Name: ***AMT Limited Liability Company***
Place of business: ***3-5 ul. B. Morskaya, St. Petersburg 193167***
Mailing address: ***k.201, d.14, Sinopskaya nab., St. Petersburg 193167***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.37 %***
Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***0.452 %***
Percentage of voting shares, including the said shares: ***0.37 %***

Officials:

15.2.1. ***Oleg Alexandrovich Kurennoy***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.3. Name: ***Pagetelecom Limited Liability Company***

Place of business: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627***

Mailing address: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627***

Issuer's share in the authorized capital of the corporation: ***100 %***

Share of the party in the Issuer's authorized capital: ***0.002 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***0.0013 %***

Percentage of voting shares, including the said shares: ***0.002 %***

Officials:

15.3.1. ***Vladimir Vasilyevich Nikandrov***

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

15.4. Name: ***Polycomp Limited Liability Company***

Place of business: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186***

Mailing address: ***20 ul. B. Morskaya, St. Petersburg, Russia, 191186***

Issuer's share in the authorized capital of the corporation: ***90 %***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.4.1. ***Alla Antonovna Sergeyeva***

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

15.5. Name: ***Arkhangelsk City Telephone Network Limited Liability Company***

Place of business: ***4, proyezd Priorova, Arkhangelsk, 163071***

Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071***

Issuer's share in the authorized capital of the corporation: *77 %*

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.5.1. ***Sergey Arkadyevich Surovtsev***

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0.019 %***

Percentage of voting shares: ***0,024 %***

15.6. Name: ***Vologda Cellular Communication Private Company***

Place of business: ***103, ul. Zosimovskaya, Vologda, 160009***

Mailing address: ***103, ul. Zosimovskaya, Vologda, 160009***

Issuer's share in the authorized capital of the corporation: ***60 %***

Share of the party in the Issuer's authorized capital: ***0.0013 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***0.0017 %***

Percentage of voting shares, including the said shares: ***0.0013 %***

Officials:

15.6.1. ***Nikolay Gennadyevich Bredkov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.00633 %***

Percentage of voting shares: ***0,0036 %***

15.6.2. ***Vladimir Nikolayevich Vorozheykin***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.6.3. ***Vladimir Alexandrovich Akulich***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.6.4. ***Georgiy Viktorovich Sviridov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.6.5. ***Alexandr Mikhaylovich Tukacinskiy***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.6.6. ***Evgeniy Alexandrovich Vasilchenko***

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

15.7. Name: ***St. Petersburg Telecommunication Centre - Private Company***

Place of business: ***193168 St. Petersburg, pr. 24 pr. Bolshevikov***

Mailing address: ***30/32, 3-liniya, Vasilyevsky Ostrov, St. Petersburg, 199053***

Issuer's share in the authorized capital of the corporation: ***54.38 %***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.7.1. ***Alexandr Alexandrovich Gogol***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.7.2. ***Vitaliy Ivanovich Danilov***

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

15.7.3. ***Nina Ignatyevna Kalinina***

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

15.7.4. ***Vitaliy Ivanovich Danilov***

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

15.7.5. ***Alexandr Abramovich Sysoyev***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.0376 %***

Percentage of voting shares: ***0,0294 %***

15.7.6. ***Vladimir Nikolayevich Vorozheykin***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.7.7. ***Gennadiy Ivanovich Solovskiy***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.7.8. ***Yuri Borisovich Orlov***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.7.9. ***Maria Andreyevna Afonina***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.7.10. ***Vitaliy Ivanovich Danilov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.8. Name: ***Bona Limited Liability Company***
Place of business: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***52 %***
Share of the party in the Issuer's authorized capital: ***no share***
Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

15.9. Name: ***Novgorod Datacom Limited Liability Company***
Place of business: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod 173003***
Mailing address: ***22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod 173003***
Issuer's share in the authorized capital of the corporation: ***52 %***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.9.1. ***Sergey Fyodorovich Makarov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.10. Name: ***Kolatelecom Open Joint-Stock Company***
Place of business: ***43, pr. Lenina, Murmansk, 183709, Russia***
Mailing address: ***43, pr. Lenina, Murmansk, 183709, Russia***
Issuer's share in the authorized capital of the corporation: ***50 %***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.10.1. ***Vyacheslav Anatolyevich Zaring***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.10.2. ***Alexandr Alexeyevich Khlyzov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.10.3. ***Tatyana Viktorovna Rusinova***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.002 %***
Percentage of voting shares: ***0,003 %***

15.10.4. ***Alexandr Alexeyevich Khlyzov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.11. Name: ***NEVA KABEL Private Company***
Place of business: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***
Mailing address: ***8 proyezd, 9 kvartal, Promzona Parnas, St. Petersburg, 194292***
Issuer's share in the authorized capital of the corporation: ***48.97 %***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.11.1. ***Yury Lvovich Matveyev***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.11.2. ***Vidomski Stefan***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.11.3. ***Timo Puhakka***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.11.4. ***Toivo Erik Victor Lindfors***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.11.5. ***Alexandr Abramovich Sysoyev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0376 %***
Percentage of voting shares: ***0,0294 %***

15.11.6. ***Yuriy Konstantinovich Rudov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.12. Name: ***Delta Telecom Private Company***
Place of business: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Mailing address: ***22 ul. B. Morskaya, St. Petersburg, Russia, 191186***
Issuer's share in the authorized capital of the corporation: ***43.12 %***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.12.1. ***Victor Ivanovich Ustyuzhanin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.12.2. ***Sergey Vladimirovich Soldatenkov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.0024 %***

Percentage of voting shares: ***0,00002 %***

15.12.3. ***Victor Ivanovich Ustyuzhanin***

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

15.12.4. ***Alexandr Abramovich Sysoyev***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.0376 %***

Percentage of voting shares: ***0,0294 %***

15.12.5. ***Timur Mairbekovich Khusainov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.12.6. ***Maxim Yurievich Gorokhov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.12.7. ***Sergey Yuryevich Medvedkov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.12.8. ***Viktor Mikhaylovich Leonchikov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.13. Name: ***Commercial Television and Radio Private Company***

Place of business: ***3 Academician Pavlov ul., St. Petersburg, 197022***

Mailing address: ***3 Academician Pavlov ul., St. Petersburg, 197022***

Issuer's share in the authorized capital of the corporation: ***40 %***

Share of the party in the Issuer's authorized capital: ***no share***

Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

15.14. Name: ***Medexpress Private Type Insurance Company***

Place of business: ***2, ul. Malaya Konyushennaya, Saint Petersburg 191186***

Mailing address: ***14, ul. Gorokhovaya, St. Petersburg, 191186***

Issuer's share in the authorized capital of the corporation: ***34.59 %***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.14.1. ***Nataliya Yuryevna Shumilova***

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

15.14.2. ***Vladimir Grigoryevich Kaufman***

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

15.14.3. ***Grigory Borisovich Chernyak***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.04 %***
Percentage of voting shares: ***0,0416 %***

15.14.4. ***Frieder Booble***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.14.5. ***Yury Alexandrovich Bilibin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.14.6. ***Gerhard Jurka***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.14.7. ***Lidiya Tomovna Beryozka***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.14.8. ***Sergey Vladimirovich Zazimko***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.14.9. ***Nataliya Yuryevna Shumilova***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.15. Name: ***Kaliningrad Mobile Networks Private Company***
Place of business: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***33.5 %***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.15.1. ***Oleg Khavshabovich Avdysh***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.15.2. ***Oleg Khavshabovich Avdysh***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.15.3. ***Mikhail Valentinovich Krasilnikov***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.15.4. ***Nataliya Stepanovna Shkoruta***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.15.5. ***Marina Borisovna Nabieva***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.15.6. ***Vladimir Alexandrovich Akulich***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.15.7. ***Samoil Davidovich Moldavskiy***

Duties of the official: member of the collegiate executive body

Share of the party in the Issuer's authorized capital: ***0 %***

15.15.8. ***Oleg Khavshabovich Avdysh***

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

15.16. Name: ***WestBaltTelecom Private Company***

Place of business: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***

Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***

Issuer's share in the authorized capital of the corporation: ***28 %***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.16.1. ***Nikolay Gennadyevich Bredkov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0,00633 %***

Percentage of voting shares: ***0,0036 %***

15.16.2. ***Pyotr Valeryevich Mikhaylevskiy***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.16.3. ***Samoil Davidovich Moldavskiy***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.16.4. ***Olga Yakovlevna Blynskaya***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.16.5. ***Gerd Jacob***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.16.6. ***Samoil Davidovich Moldavskiy***

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

15.17. Name: ***Octagon Technologies Private Company***

Place of business: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***

Mailing address: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***

Issuer's share in the authorized capital of the corporation: ***26.4 %***

Share of the party in the Issuer's authorized capital: ***no share***

Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

15.18. Name: ***Tele-Nord Public Joint-Stock Company***

Place of business: ***5, ul Samoylovoy, Murmansk, 183038, Russia***

Mailing address: ***5, ul Samoylovoy, Murmansk, 183038, Russia***

Issuer's share in the authorized capital of the corporation: ***25 %***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.18.1. ***Sergey Alexandrovich Nekrasov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.007 %***

Percentage of voting shares: ***0,007 %***

15.18.2. ***Evgeniy Alexandrovich Kondratkov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.18.3. ***Sergey Evgenyevich Uzkiy***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.18.4. ***Sergey Evgenyevich Uzkiy***

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

15.19. Name: ***Dancell Private Type Company***

Place of business: ***51, Baltiyskaya ul., St. Petersburg, 198092***

Mailing address: ***51, Baltiyskaya ul., St. Petersburg, 198092***

Issuer's share in the authorized capital of the corporation: ***23.65 %***

Share of the party in the Issuer's authorized capital: ***no share***

Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

15.20. Name: ***non-bank crediting organization Northern Clearing Chamber – a private stock company***

Place of business: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***

Mailing address: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***

Issuer's share in the authorized capital of the corporation: ***19.97 %***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.20.1. ***Vladimir Ivanovich Belokaminskiy***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.081 %***

Percentage of voting shares: ***0,103 %***

15.20.2. ***Alexandr Nikolayevich Preminin***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.20.3. ***Alexandr Ivanovich Gladkov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.20.4. *Alexandr Anatolyevich Kalinin*

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.20.5. ***Vladimir Alexandrovich Kolomentsev***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.20.6. ***Vladimir Anatolyevich Strezhnev***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.20.7. ***Vitaliy Lvovich Chebotov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.20.8. ***Alexandr Nikolayevich Preminin***

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

15.21. Name: ***Telecominvest Open Joint-Stock Company***

Place of business: ***24, ul. B. Morskaya, St. Petersburg, 191186***

Mailing address: ***54, Nevsky pr., St. Petersburg, 191186***

Issuer's share in the authorized capital of the corporation: ***15 %***

Share of the party in the Issuer's authorized capital: ***0.007 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***0.009 %***

Percentage of voting shares, including the said shares: ***0.007 %***

Officials:

15.21.1. ***Valery Nikolayevich Yashin***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.172 %***

Percentage of voting shares: ***0,1069 %***

15.21.2. ***Vladimir Alexandrovich Akulich***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.21.3. ***Sergey Vladimirovich Soldatenkov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.0024 %***

Percentage of voting shares: ***0,00002 %***

15.21.4. ***Alexandr Abramovich Sysoyev***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.023 %***

Percentage of voting shares: ***0,0294 %***

15.21.5. ***Peter Schuhardt***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.21.6. ***Annika Christianson***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.21.7. ***Alexandr Nikolayevich Volkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.21.8. ***Igor Nikolayevich Samylin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.21.9. ***Alexandr Alexeyevich Malygayev***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.21.10. ***Michael Bemke***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.21.11. ***Aimo Eloholma***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.21.12. ***Maxim Yurievich Gorokhov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.21.13. ***Maxim Yurievich Gorokhov***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.21.14. ***Maxim Yurievich Gorokhov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.21.15. ***Alexandr Anatolyevich Barunin***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22. Name: ***North-West Telecombank Private Company***
Place of business: ***12, Baskov per., St. Petersburg, 191014***
Mailing address: ***12, Baskov per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***14.23 %***
Share of the party in the Issuer's authorized capital: ***0.04 %***
Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***0.009 %***
Percentage of voting shares, including the said shares: ***0.04 %***

Officials:

15.22.1. ***Yury Alexandrovich Bilibin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.2. ***Irina Vladimirovna Golovchenko***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.3. ***Sergey Vladimirovich Soldatenkov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0024 %***
Percentage of voting shares: ***0,00002 %***

15.22.4. ***Vitaly Gennadyevich Savelyev***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.5. ***Yury Igorevich Novikov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.6. ***Vera Konstantinovna Losina***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.7. ***Galina Sergeyevna Beloglazova***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.8. ***Alexey Vitalyevich Boriskin***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.9. ***Vladimir Vasilyevich Pinchuk***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.10. ***Alexandr Petrovich Chaikin***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.11. ***Maxim Yurievich Gorokhov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.12. ***Yury Igorevich Novikov***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.13. ***Yury Igorevich Novikov***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.14. ***Olga Dmitriyevna Volodina***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.15. ***Alexey Evgenyevich Gorigledzhan***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.22.16. ***Dmitry Anatolyevich Sergeyev***
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.23. Name: ***FORE Private Company***
Place of business: ***6 ul. Marata, St. Petersburg, 191002, Russia***
Mailing address: ***120 pr. Obukhovskoy Oborony, St. Petersburg, 193012***
Issuer's share in the authorized capital of the corporation: ***13.3 %***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.23.1. ***Mikhail Izralyevich Fux***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

15.23.2. ***Natalya Mikhailovna Puzyryova***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.23.3. ***Alexandr Alexandrovich Klyushkin***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.23.4. ***Mikhail Izralyevich Fux***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.24. Name: ***VISA Private Company***
Place of business: ***11, Sapyorny per., St. Petersburg, 191014***
Mailing address: ***11, Sapyorny per., St. Petersburg, 191014***
Issuer's share in the authorized capital of the corporation: ***10 %***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.24.1. ***Viktor Ivanovich Rozov***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.24.2. ***Nikolay Valeryevich Sivach***
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

15.24.3. ***Alexandr Viktorovich Rozov***
Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: *0 %*

15.24.4. ***Gleb Sergeyevich Nikitin***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

15.25. Name: ***Rostelegraph Private Company***

Place of business: ***7 ul. Tverskaya, Moscow, 103375***

Mailing address: ***7 ul. Tverskaya, Moscow, 103375***

Issuer's share in the authorized capital of the corporation: *7.84 %*

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.25.1. ***Vaagn Artavazdovich Martirosyan***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

15.25.2. ***Alik Iosifovich Sazer***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

15.25.3. ***Valery Alexandrovich Romanov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

15.25.4. ***Alla Yefimovna Frid***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.005 %***

Percentage of voting shares: ***0,007 %***

15.25.5. ***Victor Ivanovich Prilipko***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

15.25.6. ***Pavel Alexandrovich Ryazantsev***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

15.25.7. ***Konstantin Vladimirovich Pirl***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

15.25.8. ***Vladimir Yakovlevich Putilov***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

15.25.9. ***Leonty Alexandrovich Yakovlev***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

15.25.10. ***Victor Ivanovich Prilipko***

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: *0 %*

15.26. Name: ***Kit Private Type Company***

Place of business: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***

Mailing address: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***

Issuer's share in the authorized capital of the corporation: ***6.97 %***

Share of the party in the Issuer's authorized capital: ***no share***

Single and collective executive bodies have not been elected due to the fact that the organization is under liquidation

15.27. Name: ***TD - Telecom Private Company***

Place of business: ***8, Voskresenskaya ul. 6th floor, Arkhangelsk, 163061***

Mailing address: ***8, Voskresenskaya ul. 6th floor, Arkhangelsk, 163061***

Issuer's share in the authorized capital of the corporation: ***6.7 %***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

15.27.1. ***Vladimir Ivanovich Belokaminskiy***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.081 %***

Percentage of voting shares: ***0,103 %***

15.27.2. ***Sergey Arkadyevich Surovtsev***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.019 %***

Percentage of voting shares: ***0,024 %***

15.27.3. ***Nina Ivanovna Bakina***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.27.4. ***Nikolay Mikhaylovich Vanichev***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.00005 %***

Percentage of voting shares: ***0,00003 %***

15.27.5. ***Nataliya Sergeyevna Sinkova***

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

15.27.6. ***Nataliya Sergeyevna Sinkova***

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16. For commercial organizations - other affiliated parties of the Issuer, not listed in the previous items of the Bonds issue Prospectus.

16.1. Name: ***Dagestan Public Company for Communication and Informatics***
Abbreviated name: ***OAO Dagsvyazinform***
Place of business: ***1, pr-t Lenina, Makhachkala, the Republic of Dagestan, 367012***
Mailing address: ***1, pr-t Lenina, Makhachkala, the Republic of Dagestan, 367012***
TIN: ***0500000016***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.1.1. Akhmed Kurbanovich Zakharov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.1.2. Evgeniy Nikolayevich Poyarkov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.1.3. Evgeniy Evgeniyevich Gulyaev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.1.4. Stanislav Nikolayevich Panchenko
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.1.5. Igor Ivanovich Marin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.1.6. Sergey Anatolyevich Grushin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.1.7. Magomed-Sharip Magomedovich Ramazanov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.1.8. Nazipa Isagadziyevna Aliyeva
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.1.9. Valentina Borisovna Akhmedova
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.1.10. Akhmed Kurbanovich Zakharov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.1.11. Evgeniy Evgeniyevich Gulyaev
Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.1.12. Shamil Abdurakhmanovich Pirbudagov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.1.13. Valentina Viktorovna Abramova
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.1.14. Minatulla Nazirovich Dagirov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.1.15. Akhmed Kurbanovich Zakharov
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.2. Name: ***Mobile Telecommunications Private Company***
Abbreviated name: ***ZAO Mobiltel***
Place of business: ***55, ul. Plyushchikha, building 2, Moscow, 119121***
Mailing address: ***22, ul. Marxistskaya, building 2, Moscow, 109147***
TIN: ***7704192855***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

No collegiate executive body is formed.
Officials:

16.2.1. Alexandr Vladimirovich Lopatin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.2.2. Georgiy Alexeyevich Romskiy

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0006 %***
Percentage of voting shares: ***0.0007 %***

16.2.3. Yury Alexandrovich Bilibin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.2.4. Maria Vasiliyevna Kasatkina

Duties of the official: member of the Board of Directors (Supervisory Board)
Share of the party in the Issuer's authorized capital: *0 %*

16.2.5. Yuliana Yuriyevna Sokolenko

Duties of the official: member of the Board of Directors (Supervisory Board)
Share of the party in the Issuer's authorized capital: *0 %*

16.2.6. Valentina Viktorovna Kurashova
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.2.7. Valentina Viktorovna Kurashova

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.3. Name: ***RusLeasingSvyaz Private Company***

Abbreviated name: ***RusLeasingSvyaz Private Company***

Place of business: ***6, 2nd Spasonalivkovsky per., Moscow, GSP V-49, 119991***

Mailing address: ***6, 2nd Spasonalivkovsky per., Moscow, 117909***

TIN: ***7706139335***

Issuer's share in the authorized capital of the corporation: ***3.65 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***3.65 %***

Percentage of voting shares, including the said shares: ***3.65 %***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.3.1. Alexandr Vladimirovich Lopatin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.3.2. Alexandr Ilyich Polnikov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.3.3. Vladimir Vladimirovich Kozin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.3.4. Vadim Yuriyevich Baldenkov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.3.5. Konstantin Gennadiyevich Dubovoy

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.3.6. Oleg Vladimirovich Tishkin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.3.7. Nikolay Alexandrovich Grishko

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.3.8. Robert Jay Hadzik

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.3.9. Vladimir Alexandrovich Ismailov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.4. Name: ***Startcom Private Company***

Abbreviated name: ***ZAO Startcom***

Place of business: ***6, 2nd Spasonalivkovsky per., GSP-1, Moscow, 119991***

Mailing address: ***26, ul. Zoologicheskaya, building 2, Moscow, 123242***

TIN: ***706178581***

Issuer's share in the authorized capital of the corporation: ***no share***

Share of the party in the Issuer's authorized capital: ***no share***

No Board of Directors is formed.

No collegiate executive body is formed.

Officials:

16.4.1. Irina Vasiliyevna Shibayeva
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.5. Name: ***Volgatelecom Open Joint-Stock Company***
Abbreviated name: ***OAO Volgatelecom***
Place of business: ***The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000***
Mailing address: ***The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000***
TIN: ***5260901817***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.5.1. Mikhail Anatoliyevich Bakhayev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.5.2. Vladimir Nikolayevich Volkov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.5.3. Alla Borisovna Grigoriyeva
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.5.4. Liubov Ivanovna Grigoriyeva
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.5.5. Anton Igorevich Osipchuk
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.5.6. Vladimir Fedorovich Liulin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.5.7. Vadim Sergeyevich Degtyarev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.5.8. Alexandr Vladimirovich Lopatin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.5.9. Igor Viktorovich Zabolotny
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.5.10. Alexandr Vasiliyevich Arakcheyev

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.5.11. Vasiliy Petrovich Vystorop

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.5.12. Liubov Ivanovna Grigoriyeva

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.5.13. Mikhail Vasiliyevich Diakonov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.5.14. Valentina Ivanovna Eliseyeva

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.5.15. Vladimir Fedorovich Liulin

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.5.16. Alexandr Ivanovich Lebedev

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.5.17. Lyudmila Petrovna Osipova

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.5.18. Nikolay Ivanovich Tolstonogov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.5.19. Vladimir Alexandrovich Abashin

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.5.20. Mikhail Andreyevich Kuranov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.5.21. Valery Nikolayevich Timarev

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.5.22. Vladimir Fedorovich Liulin

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.6. Name: ***Giprosvyaz Public Company***

Abbreviated name: ***OAO Giprosvyaz***

Place of business: ***11, ul. 3rd Khoroshevskaya, Moscow, 123298***

Mailing address: ***11, ul. 3rd Khoroshevskaya, Moscow, 123298***

TIN: *7734199657*

Issuer's share in the authorized capital of the corporation: ***no share***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.6.1. Evgeniy Viktorovich Bolshakov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.6.2. Vladimir Ivanovich Lokhtin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.6.3. Igor Viktorovich Zabolotny

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.6.4. Vladimir Ivanovich Androsik

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.6.5. Anatoliy Alexandrovich Plekhanov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.6.6. Alexandr Ilyich Polnikov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.6.7. Georgiy Alexeyevich Romskiy

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.0006 %***

Percentage of voting shares: ***0.0007 %***

16.6.8. Alexandr Bagratovich Antonyan

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.6.9. Evgeniy Viktorovich Bolshakov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.6.10. Mikhail Vladimirovich Pestrikov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.6.11. Gennadiy Lvovich Karamzin

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.6.12. Alexey Vitaliyevich Semin

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.6.13. Valentina Dmitriyevna Trunina

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.6.14. Ivan Ivanovich Truntsov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.6.15. Evgeniy Viktorovich Bolshakov
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.7. Name: ***Far-East Company of Electric Communication - Public Company***
Abbreviated name: ***OAO Dalsvyaz***
Place of business: ***57, ul. Svetlanskaya, Vladivostok, 690600***
Mailing address: ***57, ul. Svetlanskaya, Vladivostok, 690600***
TIN: ***2540014227***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.7.1. Vladimir Vladimirovich Dudchenko
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.7.2. Igor Viktorovich Zabolotny
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.7.3. Oleg Anatolyevich Litvinov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.7.4. Gennadiy Vasilyevich Melnikov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.7.5. Tatyana Nikolayevna Novak
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.7.6. Yuriy Vladimirovich Nikiforov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.7.7. Maxim Sergeyevich Pliushchev
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.7.8. Valery Alexeyevich Romanov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.7.9. Yuriy Alexeyevich Tabunshchikov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.7.10. Alexandr Valeryevich Fedotov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.11. Alexandr Vladimirovich Lopatin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.12. Konstantin Gennadiyevich Voloshin
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.13. Alexandr Vladimirovich Zheludkov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.14. Igor Viktorovich Zabolotny
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.15. Andrey Dmitriyevich Kartashov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.16. Valery Alexeyevich Romanov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.17. Alla Albertovna Ganeyeva
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.18. Nataliya Petrovna Utina
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.19. Nikolay Pavlovich Veretennikov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.20. Nikolay Ivanovich Gornostay
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.21. Alexandr Petrovich Mazunin
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.22. Nikolay Anatolyevich Maximenka
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.23. Viktor Dmitriyevich Solovyev
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.24. Valery Fyodorovich Utoplov

Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.25. Vyacheslav Alexeyevich Bobkov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.7.26. Igor Viktorovich Zabolotny
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.8. Name: ***Lensvyaz Open Joint-Stock Company***
Abbreviated name: ***OAO Lensvyaz***
Place of business: ***61, ul. B. Morskaya, St. Petersburg, Russia, 190000***
Mailing address: ***61, ul. B. Morskaya, St. Petersburg, Russia, 190000***
TIN: ***7812012500***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.8.1. Stanislav Nikolayevich Panchenko
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.8.2. Sergey Valeryevich Chernogorodskiy
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***
Percentage of voting shares: ***0 %***

16.8.3. Vitaly Evgenyevich Strizhkov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.8.4. Nikolay Gennadyevich Bredkov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0,00633 %***
Percentage of voting shares: ***0,0036 %***

16.8.5. Alexandr Petrovich Minakov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***
Percentage of voting shares: ***0 %***

16.8.6. Liubov Stepanovna Timoshenko
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.8.7. Sergey Alexandrovich Gribov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.8.8. Vyacheslav Mikhailovich Larkin
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.8.9. Ilya Vladimirovich Kravchuk

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.8.10. Grigory Borisovich Chernyak

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0.04 %***

Percentage of voting shares: ***0.0416 %***

16.8.11. Vera Alexandrovna Murashova

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.8.12. Valentina Vasiliyevna Smirnova

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.8.13. Vitaly Evgenyevich Strizhkov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.8.14. Galina Evdokimovna Okatova

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.8.15. Vitaly Evgenyevich Strizhkov

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.9. Name: ***Sibirtelecom Public Company***

Abbreviated name: ***OAO Sibirtelecom***

Place of business: ***5, ul. Lenina, Novosibirsk, 630099***

Mailing address: ***5, ul. Lenina, Novosibirsk, 630099***

TIN: ***5407127828***

Issuer's share in the authorized capital of the corporation: ***no share***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.9.1. Valery Panteleyevich Bakalov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.9.2. Maxim Viktorovich Bobin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.9.3. Alexandr Arkadyevich Ermolich

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.9.4. Vladimir Semenovich Zholobov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.9.5. Yelena Viktorovna Zabuzova

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.6. Alexandr Vladimirovich Lopatin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.7. Anatoly Ivanovich Nikulin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.8. Marina Nikolayevna Osadchaya
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.9. Igor Nikolayevich Repin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.10. Vakhtang Khutsishvili
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.11. Evgeniy Baleryevich Yurchenko
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.12. Gennadiy Nikitich Bayev
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.13. Valery Konstantinovich Bashkov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.14. Vitaly Sergeyevich Verbitskiy
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.15. Boris Veniaminovich Veselykh
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.16. Ivan Vitalyevich Dadykin
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.17. Nina Ivanovna Kirichek
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.18. Anatoly Ivanovich Nikulin
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.9.19. Vladimir Viktorovich Nozdrin
Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.9.20. Vasily Fyodorovich Pashkovskiy
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.9.21. Yelena Alexeyevna Troyan
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.9.22. Yuri Dmitryevich Tyutnev
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.9.23. Anatoly Ivanovich Nikulin
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.10. Name: ***Uralsvyazinform Public Company***
Abbreviated name: ***OAO Uralsvyazinform***
Place of business: ***68, ul. Lenina, Perm, 614096***
Mailing address: ***68, ul. Lenina, Perm, 614096***
TIN: ***5902183094***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.10.1. Vladimir Alexandrovich Zhuk
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.10.2. Yury Alexandrovich Bilibin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.10.3. Vadim Yevgenyevich Belov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.10.4. Alla Borisovna Grigoriyeva
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.10.5. Vladimir Ilyich Rybakin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.10.6. Vladimir Isfandeyarovich Adzhalov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.10.7. Vladimir Semenovich Zholobov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.10.8. Alexandr Vladimirovich Kim

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.9. Vladimir Vladimirovich Kozin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.10. Dmitry Vladimirovich Levkovsky

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.11. Sergey Yuryevich Yurpalov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.12. Oleg Pavlovich Orlov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.13. Vladimir Ilyich Rybakin

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.41. Lidiya Vladimirovna Onuchina

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.15. Alexandr Pavlovich Fedoseyev

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.16. Andrey Yakovlevich Belobokov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.17. Sergey Ivanovich Kuzyayev

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.18. Viktor Petrovich Sanachev

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.19. Anatoly Yakovlevich Ufimkin

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.20. Anatoly Evgeniyevich Zmitrovich

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.21. Valery Ivanovich Kashin

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.10.22. Eduard Vasilyevich Lebedev

Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.10.23. Vitaly Vasilyevich Stoyanov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.10.24. Yuri Viktorovich Shabalin
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.10.25. Sergey Vasilyevich Akimenko
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.10.26. Vladimir Ilyich Rybakin
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.11. Name: ***Open Joint-Stock Company - Central Telecommunication Company***
Abbreviated name: ***OAO Centrtelecom***
Place of business: ***23, ul. Proletarskaya, Khimki, Moscow Oblast, 141400***
Mailing address: ***6, Degtyarny pereulok, building 2, Moscow, GSP, 103604***
TIN: ***5000000970***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.11.1. Vadim Yevgenyevich Belov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.11.2. Ruben Andronikovich Amaryan
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.11.3. Alexandr Vladimirovich Lopatin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.11.4. Oxana Valeryevna Petrova
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.11.5. Valery Nikolayevich Yashin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.172*** %
Percentage of voting shares: ***0.1069 %***

16.11.6. Alexandr Pavlovich Gribov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.11.7. Aleksandr Vyacheslavovich Ikonnikov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.8. Viktor Dmitryevich Savchenko

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.9. Stanislav Petrosovich Avdiyants

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.10. Alexey Borisovich Panteleyev

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.11. Grigoriy Moiseyevich Finger

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.12. Ruben Andronikovich Amaryan

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.13. Alexey Alexeyevich Lokotkov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.14. Maxim Alexandrovich Pegasov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.15. Alexandr Ilyich Polnikov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.16. Ella Mikhailovna Zhuravleva

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.17. Sergey Vladimirovich Pridantsev

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.18. Valery Pavlovich Sychyov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.19. Tatyana Nikolayevna Cotskova

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.20. Grigoriy Nikolayevich Kuzmenko

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.21. Vasily Alexandrovich Gapeyenko

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: *0 %*

16.11.22. Gennadiy Petrovich Brusentsev

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.11.23. Vladislav Mikhailovich Ledkov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.11.24. Andrey Valentinovich Saprykin

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.11.25. Ivan Dmitryevich Makhov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.11.26. Vladimir Nikolayevich Shevnev

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.11.27. Nikolay Fedosovich Chugunkov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.11.28. Yuri Nikolayevich Lepikhov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.11.29. Vladimir Fyodorovich Korolkov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.11.30. Anatoly Vasilyevich Maslov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.11.31. Valery Georgyevich Nikolayev

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.11.32. Evgeny Ivanovich Savenkov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.11.33. Nikolay Viktorovich Mezhuyev

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.11.34. Ruben Andronikovich Amaryan

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12. Name: ***Tsentralny Telegraf Public Company***

Abbreviated name: ***OAO Tsentralny Telegraf***

Place of business: ***7, ul. Tverskaya, Moscow, 103375***

Mailing address: ***7, ul. Tverskaya, Moscow, 103375***

TIN: *7710146208*

Issuer's share in the authorized capital of the corporation: ***no share***

Share of the party in the Issuer's authorized capital: ***0.0011 %***

Percentage of voting shares, except for shares that aquire the voting right in compliance with clause 4 of article 32 of the Law On Joint-Stock Companies: ***0.0014 %***

Percentage of voting shares, including the said shares: ***0.0011 %***

Officials:

16.12.1. Tatyana Ivanovna Bogdanova

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12.2. Vadim Yevgenyevich Belov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12.3. Alexandr Vladimirovich Lopatin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12.4. Vaagn Artavazdovich Martirosyan

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12.5. Pavel Viktorovich Navoyev

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12.6. Svetlana Alexandrovna Pankova

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12.7. Grigoriy Moiseyevich Finger

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12.8. Rastyam Rashitovich Valishev

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12.9. Anatoly Vasilyevich Grintsov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12.10. Vyacheslav Evgenyevich Kozelskiy

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12.11. Nataliya Alexandrovna Kondratyeva

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12.12. Vaagn Artavazdovich Martirosyan

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.12.13. Konstantin Yuryevich Solodukhin

Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.12.14. Vladimir Alexandrovich Stryapushkin

Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.12.15. Vaagn Artavazdovich Martirosyan

Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13. Name: ***Open Joint-Stock Company - Southern Telecommunication Company***
Abbreviated name: ***OAO UTK***
Place of business: ***66, ul. Karasunskaya, Krasnodar, 350000***
Mailing address: ***66, ul. Karasunskaya, Krasnodar, 350000***
TIN: ***2308025192***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.13.1. Vadim Yevgenyevich Belov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.2. Stanislav Petrosovich Avdiyants

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.3. Mikhail Borisovich Vasilyev

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.4. Vladimir Lukich Gorbachyov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.5. Vladimir Vladimirovich Dudchenko

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.6. Alexandr Leonidovich Merzlenko

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.7. Stanislav Nikolayevich Panchenko

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.8. Georgiy Alexeyevich Romskiy

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.0006 %***
Percentage of voting shares: ***0.0007 %***

16.13.9. Irina Petrovna Ukhina

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.10. Galina Arsetyevna Filimonova
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.11. Andrey Anatolyevich Shchepilov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.12. Vladimir Lukich Gorbachyov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.13. Alexandr Valentinovich Apalko
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.14. Alexandr Semenovich Butko
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.15. Lyudmila Ivanovna Devyatkina
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.16. Ivan Fyodorovich Ignatenko
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.17. Leonid Mikhailovich Iziuryev
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.18. Beshtau Kanamatovich Kozhyev
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.19. Lyudmila Alexeyevna Kormilitsyna
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.20. Svetlana Vasilyevna Korotenko
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.21. Viktor Aleksandrovich Kruzhkov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.22. Andrey Alexandrovich Litvinov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.23. Antonida Mikhailovna Malova
Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.13.24. Evgeniy Nikolayevich Poyarkov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.25. Alexey Petrovich Prachkin
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.26. Alexandr Markovich Roytblat
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.27. Vladislav Andreyevich Statuyev
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.28. Vladimir Batorovich Ufimov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.29. Valery Vasilyevich Ukhov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.30. Svetlana Gennadiyevna Fefilova
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.31. Sergey Nikolayevich Kharchenko
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.32. Yanvar Khadzhimusovich Chinazirov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.33. Amdulkhamid Kistuyevich Shukhostanov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.13.34. Vladimir Lukich Gorbachyov
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.14. Name: ***Public Company for long-distance electric communication Rostelecom***
Abbreviated name: ***OAO "Rostelecom"***
Place of business: ***5, ul. Delegatskaya, Moscow, 103091***
Mailing address: ***5, ul. Delegatskaya, Moscow, 103091***
TIN: ***7707049388***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.14.1. Vadim Yevgenyevich Belov

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.2. Sergey Ivanovich Kuznetsov

Duties of the official: member of the Board of Directors (Supervisory Board)

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.3. Alexandr Vladimirovich Lopatin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.4. Anton Igorevich Osipchuk

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.5. Stanislav Nikolayevich Panchenko

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.6. Viktor Abramovich Polishchuk

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.7. Irina Mikhailovna Ragozina

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.8. Mikhail Viktorovich Slipenchuk

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.9. Grigoriy Moiseyevich Finger

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.10. Valery Nikolayevich Yashin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0.172*** %

Percentage of voting shares: ***0.1069 %***

16.14.11. Sergey Ivanovich Kuznetsov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.12. Vladimir Ivanovich Androsik

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.13. Dmitry Evgeniyevich Erokhin

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.14. Igor Viktorovich Zabolotny

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.14.1. Vadim Yuriyevich Izotov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.14.15. Alexandr Vladimirovich Lopatin
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.14.16. Alexandr Alexandrovich Lutskiy
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.14.17. Vladimir Konstantinovich Mironov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.14.18. Alexandr Viktorovich Mikhalyov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.14.19. Marina Dmitryevna Oleshek
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.14.20. Vladimir Vladimirovich Terekhov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.14.21. Sergey Ivanovich Kuznetsov
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.15. Name: ***Kostroma City Telephone Network Public Company***
Abbreviated name: ***OAO KGTS***
Place of business: ***6, ul. Gagarina, Kostroma, 156023***
Mailing address: ***6, ul. Gagarina, Kostroma, 156023***
TIN: ***4401006871***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.15.1. Vasily Petrovich Fedotov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.15.2. Alexandr Grigoryevich Kleshchyov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.15.3. Tamara Alexandrovna Gaponova
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.15.4. Sergey Anatolyevich Ilyukhin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: ***0 %***

16.15.5. Stanislav Petrosovich Avdiyants
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.15.6. Alexandr Grigoryevich Kleshchyov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.15.7. Tamara Alexandrovna Gaponova
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.15.8. Valentina Alexeyevna Kudryashova
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.15.9. Viktor Eftifyevich Neustroyev
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.15.10. Konstantin Vitalyevich Andreyev
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.15.11. Alexandr Alexandrovich Kuchin
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.15.12. Alexandr Grigoryevich Kleshchyov
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16. Name: ***Moscow City Telephone Network Open Joint-Stock Company***
Abbreviated name: ***OAO MGTS***
Place of business: ***6/2 Degtyarny per., Moscow, 103804***
Mailing address: ***6/2 Degtyarny per., Moscow, 103804***
TIN: ***7710016640***
Issuer's share in the authorized capital of the corporation: ***no share***
Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.16.1. Alexandr Yuryevich Goncharuk
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.2. Nail Ismailovich Ismailov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.3. Vladimir Sergeyevich Lagutin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.4. Alexandr Vladimirovich Lopatin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.5. Evgeniy Grigoryevich Novitskiy

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.6. Semyon Vladimirovich Rabovskiy

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.7. Irina Mikhailovna Ragozina

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.8. Valery Nikolayevich Yashin

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0.172*** %
Percentage of voting shares: ***0.1069*** %

16.16.9. Vadim Sergeyevich Degtyarev

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.10. Anton Igorevich Osipchuk

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.11. Alexandr Pavlovich Vronets

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.12. Viktor Dmitryevich Savchenko

Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.13. Vladimir Sergeyevich Lagutin

Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.14. Irina Radomirovna Borisenkova

Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.15. Vladimir Alexandrovich Afonin

Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.16. Rashit Mersayevich Zamaldinov

Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.17. Valentina Yakovlevna Irzhova

Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***0 %***

16.16.18. Alexandr Konstantinovich Zhilin

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.16.19. Vladimir Olegovich Kostrov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.16.20. Sergey Nikolayevich Ksenofontov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.16.21. Yuri Mikhailovich Kulikov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.16.22. Viktot Sergeyevich Panov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.16.23. Semyon Vladimirovich Rabovskiy

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.16.24. Nikolay Viktorovich Savlukov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.16.25. Igor Alexandrovich Solomatnikov

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.16.26. Viktor Anatolyevich Chervony

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.16.27. Vladimir Ivanovich Sutyagin

Duties of the official: ***member of the collegiate executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.16.28. Vladimir Sergeyevich Lagutin

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

16.17. Name: ***Public Company Svyaz of the Republic of Komi.***

Abbreviated name: ***OAO Svyaz Komi***

Place of business: ***60, ul Lenina, Syktyvkar, the Republic of Komi, Russia***

Mailing address: ***60, ul Lenina, Syktyvkar, the Republic of Komi, Russia, GSP-1, 167981***

TIN: ***1101300972***

Issuer's share in the authorized capital of the corporation: ***no share***

Share of the party in the Issuer's authorized capital: ***no share***

Officials:

16.17.1. Irina Petrovna Ukhina

Duties of the official: ***member of the Board of Directors (Supervisory Board)***

Share of the party in the Issuer's authorized capital: *0 %*

16.17.2. Igor Borisovich Granovich
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.3. Vikentiy Alexandrovich Kozlov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.4. Vladimir Vladimirovich Dudchenko
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.5. Sergey Valeryevich Chernogorodskiy
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.6. Oleg Vladimirovich Kuzmin
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.7. Yuri Alexandrovich Gurov
Duties of the official: ***member of the Board of Directors (Supervisory Board)***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.8. Vikentiy Alexandrovich Kozlov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.9. Viktor Ivanovich Plyachenko
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.10. Alexandr Veniaminovich Selivanov
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.11. Alexandr Surenovich Khutsiyev
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.12. Galina Ivanovna Tuligolovets
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.13. Ekaterina Kirillovna Gusak
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.14. Vera Ivanovan Rasputina
Duties of the official: ***member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.17.15. Vikentiy Alexandrovich Kozlov
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: *0 %*

16.18. Name: ***FK-Svyaz Private Company***

Abbreviated name: ***ZAO FK-Svyaz***

Place of business: ***14 Volgogradsky pr-t, Moscow, 109316***

Mailing address: ***3, ul. Malaya Semenovskaya, block 1, Moscow, 105023***

TIN: ***7709208428***

Issuer's share in the authorized capital of the corporation: ***no share***

Share of the party in the Issuer's authorized capital: ***no share***

The Board of Directors has not been elected

No collegiate executive body is formed.

Officials:

16.18.1. Sergey Gennadiyevich Voloboy

Duties of the official: ***Sole executive body***

Share of the party in the Issuer's authorized capital: ***0 %***

17. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

Organization: ***Iskra – the Association of Operators of the Federal Business Servicing Network (BSN)***

Place and functions of the Issuer in the organization: ***The OJSC North-West Telecom is a participant in the Iskra BSN Association from November 28, 2001 pursuant to the decision of the Extraordinary Meeting of the Company's Shareholders .***

As a member of the Association, the Company has the following functions:

1. Participation in the management of the Association

2. Representing the Association in its operation regions

3. Paying annual target fees in due time, the amount of the fees being determined by the General Meeting of the Members

4. Providing information required to resolve issues related to the operation of the Association

According to the Articles of Association, the basic tasks of the Association are:

- Facilitating the development of a Mutually Coordinated Communication Network of the Russian Federation

- Facilitating the development of the leased Federal Business Servicing Network Iskra (hereinafter referred to as Iskra BSN)¬- Facilitating the provision of the needed volume and quality of up-to-date communication services rendered to customers in Russia

- Facilitating the development of the research, technical, economic and organizational bases of Iskra BSN

- Facilitating the distribution of standardized solutions in creating the Iskra BSN

- Studying and facilitating the coordination of the interests of domestic developers, suppliers and consumers of Iskra BSN's services

- Distributing the advanced experience of digital networks organization in Russia and abroad

- Developing proposals on development of Iskra BSN

- Facilitating the development of the Russian market of communication services, finding the needs of consumers, advertising the capacities and advantages of Iskra BSN

Organization: ***Association of Telecommunication Operators of the North-Western Region of the Russian Federation***

Place and functions of the Issuer in the organization: ***OJSC North-West Telecom is a promoter of the Association. Functions of OJSC North-West Telecom in the Association:***

1. Making contributions to centralized and specialized funds formed by the Association to ensure the formation of funding sources and implementation of regional programmes

2. Funding and crediting on favourable conditions projects and programmes adopted by the Association

3. Participation on a contractual basis in affairs of joint, mixed and other ventures, and market structures established by the Association

4. Assigning to the bodies of the Association the required premises, communication facilities, office facilities, furniture and other office equipment and transport necessary for the Association to achieve the goals established by the incorporation documents

The Association was founded in September 1996 by ten communication operators from eight regions of Russia – Novgorodtelecom, Artelecom, Murmansktelecom, Electrosvyaz of Pskov Oblast, Cherepovetskelectrosvyaz, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Kaliningrad Oblast and Electrosvyaz of Vologda Oblast.

Organization: ***Association of Operators of the Federal Cellular Network NMT-450***

Place and functions of the Issuer in the organization: ***The Association was established for the purpose of facilitating the development of the federal public network of mobile radio telephone***

communication of Russia. OJSC North-West Telecom is a member of the Association.

As a member of the organization, the Issuer performs the following functions:

1. *Paying annual membership fees in due time*
2. *Facilitating the solution of issues of developing the Federal Cellular Network NMT-450*
3. *Organizing interaction with local and federal authorities*

18. Issuer's branches and representative offices

Name: ***Artelecom of Arkhangelsk oblast***
Place of business: ***45, Troitsky prospekt, Arkhangelsk, 163061, Russia***
Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061, Russia***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***
Manager: ***Vladimir Ivanovich Belokaminskiy***
Share of the manager in the issuer's authorized capital: ***0.08 %***
Percentage of voting shares: ***0.1%***

Name: ***Murmanelectrosvyaz***
Place of business: ***82-a, pr. Lenina, Murmansk, 183038***
Mailing address: ***82-a, pr. Lenina, Murmansk, Russia, 183038***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***
Manager: ***Vitaly Stanislavovich Vitman***
Share of the manager in the issuer's authorized capital: ***0.038 %***
Percentage of voting shares: ***0.045%***

Name: ***Novgorodtelecom***
Place of business: ***2, ul. Lyudogoshcha, Veliky Novgorod, 173001, Russia***
Mailing address: ***2, ul. Lyudogoshcha, Veliky Novgorod, 173001, Russia***
Date of opening: ***11.07.2002***
Period of power of attorney: ***31.12.2003***
Manager: ***Nikolay Pavlovich Emelyanov***
Share of the manager in the issuer's authorized capital: ***0.089 %***
Percentage of voting shares: ***0.099%***

Name: ***Petersburg Telephone Network***
Place of business: ***24, ul. B. Morskaya, St. Petersburg, Russia***
Mailing address: ***24, ul. B. Morskaya, St. Petersburg, Russia, 191186***
Date of opening: ***18.12.2001***
Period of power of attorney: ***31.12.2003***
Manager: Igor Nikolayevich Samylin
Share of the manager in the issuer's authorized capital: ***no share***

Name: ***Cherepovetselectrosvyaz***
Place of business: ***29, ul. Kommunistov, Cherepovets, Vologda Oblast, 162602, Russia***
Mailing address: ***29, ul. Kommunistov, Cherepovets, Vologda Oblast, 162602, Russia***

Date of opening: ***11.07.2002***

Period of power of attorney: ***31.12.2003***

Manager: ***Yury Alexandrovich Pochekin***

Share of the manager in the issuer's authorized capital: ***0.06 %***

Percentage of voting shares: ***0.071%***

Name: ***Electrosvyaz of Vologda Oblast***

Place of business: ***4, Sovetsky prospekt, Vologda, 160035, Russia***

Mailing address: ***4, Sovetsky prospekt, Vologda, 160035, Russia***

Date of opening: ***11.07.2002***

Period of power of attorney: ***31.12.2003***

Manager: ***Alexandr Alexeyevich Kliman***

Share of the manager in the issuer's authorized capital: ***none***

Name: ***Electrosvyaz of Kaliningrad Oblast***

Place of business: ***0.24, ul. Bolnichnaya, Kaliningrad, 236024, Russia***

Mailing address: ***0.24, ul. Bolnichnaya, Kaliningrad, 236024, Russia***

Date of opening: ***11.07.2002***

Period of power of attorney: ***31.12.2003***

Manager: ***Alexandr Vladimirovich Andreyev***

Share of the manager in the issuer's authorized capital: ***0.003 %***

Percentage of voting shares: ***0.0013%***

Name: ***Electrosvyaz of the Republic of Karelia***

Place of business: ***5, ul. Dzerzhinskogo, Petrozavodsk, the Republic of Karelia, 185000, Russia***

Mailing address: ***5, ul. Dzerzhinskogo, Petrozavodsk, the Republic of Karelia, 185000, Russia***

Date of opening: ***11.07.2002***

Period of power of attorney: ***31.12.2003***

Manager: ***Sergey Mikhaylovich Gavryushev***

Share of the manager in the issuer's authorized capital: ***0.015 %***

Percentage of voting shares: ***0.0197%***

Name: ***Electrosvyaz of Pskov oblast***

Place of business: ***5, Oktyabrsky pr., Pskov, 180000, Russia***

Mailing address: ***5, Oktyabrsky pr., Pskov, 180000, Russia***

Date of opening: ***11.07.2002***

Period of power of attorney: ***31.12.2003***

Manager: ***Nikolay Alexeyevich Shalnev***

Share of the manager in the issuer's authorized capital: ***0.046 %***

Percentage of voting shares: ***0.054%***

19. Number of Issuer's employees

Index	Year	Year	Year
	2000	2001	2002
Average number of employees, persons	9 403	9 559	12 243
Amount of cash, allocated for wages, thousand roubles	261 223	573 708	941 773
Amount of cash, allocated for social security, thousand roubles	100 971	204 470	334 966

Total amount of cash spent, thousand roubles	362 194	778 178	1 276 739

20. Description of Issuer's basic areas of operation

20.1. General development of the Industry

General Trends in the Issuer's Industry (Communication).

During several recent years, the communication industry of Russia has been dynamically and stably developing against the background of the growth of Russian economy.

The communication industry of Russia includes operators established on the basis of former state communication enterprises and new operators founded during the last 10 or 12 years.

Russian regional communication operators install and maintain subscriber communication lines, switch and transmit local communication signals and provide access to long-distance and international networks. Copper cables are normally used for signal transmission between subscribers and local exchanges.

A typical regional communication operator company organizes the functioning and servicing of the telephone network of a particular region; it provides the services of local telephone communication for subscribers in the region; and provides long-distance and international communication services, using the Rostelecom network.

OAO Rostelecom is the principal long-distance and international communication operator in Russia. OAO Rostelecom provides long-distance and international exchange services, ensuring the access of other communication operators to the national network and to international communication channels.

OAO Svyazinvest is the holding company uniting the controlling stock of most regional communication operators, and the controlling stock of OAO Rostelecom. At the moment, 75% + 1 share of OAO Svyazinvest belong to the state which is represented by the Ministry of State Property of the Russian Federation.

Comparative data showing the operation of the Issuer in the industry

The communication industry in Russia in the field of fixed communication services provision is represented by seven enlarged interregional telecommunication companies, as well as some independent companies.

A high degree of state control is typical of Russia's communication industry, including the rate policy.

Starting from 01.01.1999, the rates of OJSC North-West Telecom for local telephone communication services, such as the monthly subscriber fee and the installation and re-installation fee, have been fixed by the Ministry of Antimonopoly Policy of Russia. The rates for the services of long-distance and international communication are fixed by Rostelecom. Thus, the efficiency of Issuer's business in the future largely depends on the rate policy of the government.

North-West Telecom provides telecommunication services in the territory of the North-Western Federal District and is a major telecommunication company in Russia.

The North-Western region is one of well-developed telecommunication markets. A manifestation of that is the significant percentage of income from telecommunication services in the North-Western region in the income of the Russian communication industry – about 16%. The market of the region has a high competition; however, as of the year 2002, the market share controlled by OJSC North-West Telecom was only 30%. The market share is strongly differentiated by regions: in St. Petersburg OJSC North-West Telecom controls only 20% of the market, while its regional branches occupy 52.5% of the telecommunication market.

The area of the District is about 10% of the entire territory of the Russian Federation. The North-Western Federal District includes 10 entities of the Federation: the Republic of Karelia, the Republic of Komi, Arkhangelsk Oblast, Nenets Autonomous Area, Vologda Oblast, Kaliningrad Oblast, Leningrad Oblast, Murmansk Oblast, Novgorod Oblast and Pskov Oblast. Over 14,000,000 people live in the District, including 80% in cities and towns.

OJSC North-West Telecom is the only universal operator throughout the territory of the entire North-Western Federal District and provides the entire range of traditional and new telecommunication services via its regional branches. The Company has 9 branches.

Forecast of Industry's Future Development

The key area of public telephone network development is digitalization and capacity growth. It is proposed that the "replacement" and "superposition" strategies be used on local city networks for transition from analog networks to digital networks. The "replacement" strategy implies the use of digital transmission and switching systems for replacement of obsolete equipment and build-up of the capacity of the existing networks.

The "superposition" strategy consists in creating, along with the existing network, a new digital network that can be optimized and expanded in accordance with the growth in the number of network subscribers and the demand for its services.

The total income of the communication industry in RF increase by 20-25% annually. In the three years to come, the volume of the Russian market of telecommunications will be increasing by about 15% annually. In 2000 it was about 4.6 billion US dollars (1.8% of the GDP – 250 billion), while in 2001 its share increased to 1.9% (5.4 and 290 billion US dollars respectively). According to forecasts, in the year 2004, the communication market in this country will grow to 8 billion US dollars, which corresponds to 2.05% of the GDP (390 billion US dollars). The key growth factors are the general improvement of the economic situation, strengthened rouble, penetration of mobile communication to regions and restructuring of local communication rates. Thus, the potential investors' interest in this segment of the market is quite high.

According to the Telecommunication Market Development Concept adopted by the Government of RF, for the Russian branch of telecommunication technologies to meet the world standards, the volume of foreign investment in this branch must amount to $33 billion by the year 2010 (or over 3 billion annually).

20.2. History of Issuer's Foundation and Business

Brief Description of the History of Issuer's Foundation and Business

The enterprise providing telephone communication for St. Petersburg – Petrograd – Leningrad - St. Petersburg was established in 1882 when the rights of arranging and operating telephone communications in St. Petersburg were granted to the international company Bell's Telephones.

In compliance with the Decree of the RF President No. 721 of July 1, 1992 г On Organizational Measures for Transformation of State-Run Enterprises ... into Joint-Stock Companies, privatization of the State-Run Leningrad City Telephone Network (LGTS) started.

On July 14, 1992, on the basis of the Order for the LGTS, a privatization commission was formed. From July to September 1992 the foundation documents of the Company were prepared (Articles of Association, Privatization Plan, Property Evaluation Statement, etc.).

On April 8, 1993, Resolution No. 613-r of GKI (State Committee for Property) of RF On Privatization of LGTS was signed.

On May 6, 1993, the Registration Chamber of the St. Petersburg Mayor's Office issued the Certificate of Registration of the Open Type Joint-Stock Company Petersburg Telephone Network (JSC PTN), and on May 31, 1993, the Financial Board of the St. Petersburg Mayor's Office registered the issue of AO PTN's stock.

In 1996 OTJSC PTN was transformed into OJSC PTN, and respective amendments were introduced to the Articles of Association.

On November 28, 2001, on the basis of a decision of an extraordinary General Meeting of the Shareholders, in the framework of re-organization in the form of affiliation of 8 telecommunication

operators of the North-Western region with OJSC PTN, the latter was transformed into OJSC North-West Telecom, and then the respective amendments were introduced to the Articles of Association.

On 17th July 2002 OJSC North-West Telecom was re-registered by the Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg and received its basic registration No.: 1027809169849.

On 31st October 2002 the following companies providing telecommunication services in the territory of the North-Western Federal District were affiliated with OJSC North-West Telecom:

Public Company Artelecom of Arkhangelsk Oblast

Murmanelectrosvyaz Public Company

Novgorodtelecom Open Joint-Stock Company

Public Company Electrosvyaz of Pskov Oblast

Cherepovetsectrosvyaz Public Company

Public Company Electrosvyaz of Vologda Oblast

Public Company Electrosvyaz of Kaliningrad Oblast

Public Company Electrosvyaz of the Republic of Karelia.

Goals of Establishing the Issuer

The main goals of establishing the North-West Telecom Open Joint-Stock Company are to organize and provide local telephone services and, starting from December 28, 2000, long-distance and international telephone communication services for subscribers in the territory of St. Petersburg and Leningrad Oblast and after affiliation of 8 telecommunication operators of the North-Western Federal Region, the company provides telecommunication services within all the North-Western Federal Region, excluding Leningrad Oblast and Komi Republic

OJSC North-West Telecom also provides accompanying communication services, such as leasing out channels for data transmission of automated control, telegraph and broadcasting systems, renders radiotelephone communication services and reference services, and Internet access services.

Other information on the activities of the Issuer, relevant for taking a decision on acquiring Issuer's Bonds

In 2004 the affiliation of Open Joint-Stock Company Svyaz of the Komi Republic and Open Joint-Stock Company Lensvyaz is expected.

20.3. Plans of Issuer's future operation:

Brief Description of Issuer's Future Operation Plans

On 31st October 2002 eight earlier independent telecommunication companies were affiliated with OJSC North-West Telecom, and the integration process started, which, until 01.11.02 took place in the situation of independent operation of the affiliated companies in compliance with the Provisions on Budgeting approved by those companies. In October the Company considered plans of future operation and basic parameters of the budget for the year 2003.

The united Company has become the major supplier of telecommunication services in the territory of 1.2 MIO sq. m in area with the population of about 12 MIO people, providing services to 3.3 MIO commissioned lines (as of 01.10.02).

At the moment, besides the up-to date digital equipment of telephone centers, digital equipment of telephone exchanges and data transmission systems, OJSC North-West Telecom has a lot of obsolete equipment. The obsolete and worn out equipment does not make it possible to make a qualitatively new step in the development of OJSC North-West Telecom's network – transition to the digital network with a wide range of new services. In this connection, OJSC North-West Telecom's strategy will be aimed at restructuring the network topology and at replacing the obsolete equipment. To solve that task, renovation and re-equipment of switching systems and line structures are planned, as well

as expansion of the existing telephone exchanges, renovation of technical premises and other operations aimed at replacement and improvement of the obsolete and worn out equipment.

The key tasks to be tackled by the company within the five years to come include:

- satisfying citizens' applications for installation of telephone lines;

- transition to the time-based call billing system throughout the North-Western District of Russia;

- development of extra services (Internet, data transmission, set services to business clients);

- increasing the company's share in the markets of new services.

Solving these tasks will require much effort in developing the communication networks infrastructure.

The key areas of developing telecommunication networks of OJSC North-West Telecom are:

- telephone network digitalization;

- creating intelligent networks;

- creating multiservice networks for provision of integrated services;

- digitalization of primary public networks.

OJSC North-West Telecom's financial plans provide for:

- *increasing receipts through increasing the volume of provided services;*
- *reducing the specific value of expenses;*
- *significantly reducing and liquidating the accounts receivable for communication services;*
- *pursuing a flexible rate policy;*
- *attracting new investment.*

The Company's development strategy is aimed at winning the telecommunication services market throughout the North-Western region of Russia.

Sources of Future Income

According to the business plan of OJSC North-West Telecom, the forecasted gross income of the Company in 2003 is at least 11 billion roubles.

Plans for Organizing, Expanding or Curtailing New Operating Facilities

There are no plans for organization of new operating facilities or their curtailment, the Company will continue its operation under the existing licenses.

The total amount of capital investment aimed at developing the business directly connected with the commissioning of 220,472 lines is 68% of the Investment Plan volume.

Design of New Product Types

No design of new product types is planned by OJSC North-West Telecom: the Company is planning to do its business in the framework of the active licenses.

Upgrading and Renovation of Key Assets

To introduce new equipment, upgrade the obsolete equipment and to improve the operating processes, OJSC North-West Telecom is purchasing and installing modern digital equipment for new electronic type automatic telephone exchanges.

Possible changes in Issuer's business field

OJSC North-West Telecom does not plan any changes in the field of its principal business – provision of communication services in compliance with the active licenses and the Company's Articles of Association.

20.4. Basic Types of Products (Jobs, Services)

Types of products (works, services) that have produced over 10% of the Issuer's sales (receipts) volume for the three completed fiscal years prior to the date of approval of the decision on the bonds issue or for

each completed fiscal year from the moment of foundation in case the Issuer operates for less than three years, and for the last quarter prior to approval of the decision on the bonds issue.

20.4.1. Long-distance and international telephone connections, thousand min.,

In compliance with the resolution of the Government of RF dated 26.09.97 No. 1235 (version of 14.01.02) "On Approval of the Rules for Provision of Telephone Communication Services":

Long-distance telephone communication is a telephone connection between users situated in the territory of different entities of the Russian Federation or different administrative districts of one entity of the Russian Federation (except for districts within a city);

International telephone communication is a telephone connection between a user situated in the territory of the Russian Federation and a user situated in the territory of another state.

Volumes of provided long-distance and international communication services are measured in thousands of minutes of calls. The price of the service is determined in roubles and kopecks per minute of a call (depending on the distance between the issuer's subscriber and the user with whom the telephone connection is provided, the type of subscriber and the discounts applied).

20.4.2. Local telephone communication services (city telephone communication, rural telephone communication), subscriber fee system

In compliance with the Resolution of the Government of RF dated 26.09.97 No. 1235 (version of 14.01.02)

"On Approval of the Rules for Provision of Telephone Communication Services", local telephone communication is a telephone connection between users situated within one inhabited locality or administrative district.

Volumes of provided local telephone communication services are measured by the number of serviced subscribers (telephone lines) of all types (population, budgetary organizations, commercial organizations). The price of the service is determined as the monthly subscriber fee for servicing and is established by the issuer upon agreement with the regulating state authority for each type of subscriber.

Long-distance communication is the most profitable area of the issuer's business. The amount of income from provision of long-distance communication services depends on the number and duration of telephone calls and on the rates for the said telephone calls.

Provision of local telephone connections holds the second place by the size and share of income.

The dynamics of prices of the Issuer's services for the period in question has a trend towards increasing on the whole, which corresponds to the tendency in the industry on the whole.

Export products of the Issuer

The Issuer did not deal with export deliveries in the period in question.

Dynamics of Changes in the Selling Prices of Products (Jobs, Services):

Index	Year	Year	Year	Quarter
	2000	2001	2002	1st quarter of 2003
long-distance and international telephone connections, thousand min.,				
Volume of product production, thousand min.	-	500 191	676 097	327 573
Price of product, thousand roubles	-	0.00364	0.00361	0.00343
Amount of receipts from sales of products, thousand roubles	-	1 819 461	2 440 710	1 122 076
Local telephone communication services (city telephone communication, rural telephone communication), subscriber fee system.				

Volume of product production, thousand pcs	1 860 083	1 895 377	3 283 462	3 527 673
Price of product, thousand roubles	0.05896	0.06232	0.12345	0.12375
Amount of receipts from sales of products, thousand roubles	1 315 950	1 417 445	2 930 427	1 309 661
Total amount of receipts, thousand roubles	1 791 667	3 875 845	5 680 094	2 693 657
Respective price index, %	119.4	120	114.8	114.8

Sales system for each of the indicated basic types of Issuer's products (jobs, services) in per cent of the sales volume:

Index	Year	Year	Year	Quarter
	2000	2001	2002	1st quarter of 2003
long-distance and international telephone connections, thousand min.,				
Direct sales, %	100	100	100	100
Own trading network, %	-	-	-	-
Controlled trading network, %	-	-	-	-
Local telephone communication services (city telephone communication, rural telephone communication), subscriber fee system.				
Direct sales, %	100	100	100	100
Own trading network, %	-	-	-	-
Controlled trading network, %	-	-	-	-

Nature of sales:

The Issuer's key areas of operation are not seasonal or cyclic. A month-by-month analysis of the amount of receipts from sales of services for the recent three years makes it possible to draw a conclusion on the uniform receipt of payments by the Issuer during the year and on the absence of a seasonal or cyclic nature of sales.

20.5. Structure of expenses for production and sales of products (jobs, services).

Structure of Issuer's expenses for the production and sales of products (jobs, services) by the listed items in per cent of the total prime cost:

Expenses Item	Year	Year	Year	Quarter
	2000	2001	2002	1st quarter of 2003
Raw materials, %	4	3	3	4
Acquired componentry, semi-finished items, %	-	-	-	-
Jobs and services of production nature, performed by external organizations,%	14	16	17	10
Fuel, %	-	-	-	-
Energy, %	3	2	3	4
Expenses for wages, %	24	21	23	29
Interest on loans, %	-	-	-	-
Rental, %	2	2	3	2
Deductions for social needs, %	9	8	8	10
Depreciation of fixed assets, %	18	10	10	11
Taxes included in products prime cost, %	4	2	2	0.1
Other expenses (explain), %	22	36	31	29.9
depreciation of intangible assets, %	0.15	0.3	0.001	0.001
remuneration for innovations, %	-	-	-	-
obligatory insurance payments, %	1	1	0.873	0.315
representation (entertainment) expenses, %	-	-	0.068	0.082
other, %	20.85	34.7	30.058	29.502
Total: expenses for production and sales of products (jobs, services) (prime cost), %	100	100	100	100

Receipts from sales	146.42	145.6	140.5	138.4

The Issuer does not have any suppliers, on whom at least 10% of all inventory holdings supplies fall.

Full official name:	Share:
Mitsui & Co., Ltd	18.25

For the year 2003 the share of imports in all inventory holdings supplies to the Company was 25.99 %.

In the 3rd quarter of the year 2003 the share of imports in all inventory holdings supplies to the Company was 10.97 %.

Forecasts of the accessibility of material assets sources are estimated as favourable. The key sources of material assets are reliable and long-term partners of the Issuer, whose production activities are aimed at telecommunication companies who are the main consumers. No changes in the structure of material assets suppliers are planned.

The offer of producers and sellers of imported products used in the Issuer's production activities considerably exceed the Issuer's demand for them. Thus, no difficulties in accessibility of material assets sources are expected.

20.6. Issuer's Products (Jobs, Services) Sales Markets

Consumers, on the turnover with which over 10% of all receipts from the sale of products (jobs, services) fall:

No such consumers.

The key buyers of the Issuer's products are enterprises of all forms of ownership, and individuals of the North-Western region. There are no consumers of Issuer's products, on whom at least 10% of the total receipts from Issuer's sales fall.

Possible adverse factors that may affect the sales of the Issuer's products are:

- Deterioration of the legal, political and economic situation in the country and in the Issuer's business region;

- Intensification of investment in alternative telecommunication enterprises of the Issuer's business region;

- State regulation of the company's commercial activities.

20.7. Practice of activities in respect of reserves.

The Issuer's policy in respect of reserves is set forth in the Provisions on the Accounting Policy of OJSC North-West Telecom.

Inventories (raw materials and goods) are taken for accounting on the basis of the actual expenses for their acquisition or manufacture.

Evaluation of retiring inventories (except for precious metals) is carried out according to the average prime cost.

Turnover ratio and its calculation methods:

The inventories turnover ratio (ITR) reflecting the inventories use rate is calculated as follows:

ITR = line 010 (form 2 of the accounting report) / ((Ib + Ie)/2)

where Ib is the value of inventories as of the beginning of the period (line 210 (form 1 of the accounting report)),

and Ie is the value of inventories as of theend of the period (line 210 (form 1 of the

accounting report))

To calculate the duration of one turnover of stocks in days, 365 days must be divided by the factor ITR.
The turnover rate and duration of one cycle as of the end of 2002 was 25.13 times (14.5 days).

20.8. Key Competitors

Competitive conditions of Issuer's business. Markets in which the Issuer operates or intends to operate. Principal existing and expected competitors.

1. MegaPhone, North-Western branch
The company provides services of local, long-distance and international cellular communication in the GSM digital standard, in the frequency band of 900 and 1800 MHz.
Territory – Oblasts: Leningrad, Arkhangelsk, Vologda, Murmansk, Novgorod, Kaliningrad and Pskov Oblasts; cities: St. Petersburg; Republics: Karelia.
The key clients of the company are residents of St. Petersburg and Leningrad Oblast with medium and high income. There are many corporate clients from all industries among clients of the company.
MegaPhone is the leader of the cellular communication market of St. Petersburg, its market share being 57%.
Strengths: high quality of provided services, well-developed own network, many corporate clients, a wide range of digital cellular communication services, and unification of North-Western GSM and Megaphone into a single network, due to which the company has significantly expanded its geographic presence in the Russian and foreign markets.
2. Golden Telecom, a branch in St. Petersburg
Services: local, long-distance and international telephone communication, dial-up and dedicated access (SDSL) to the Internet, ISDN network services (telephony, video conference communication, Internet), Frame Relay (Internet, data transmission), co-location, web-hosting (registration of domains and placement of web-servers).
Territory – Oblasts: Moscow, Leningrad, Pskov and Kaliningrad Oblasts; cities: St. Petersburg, Moscow.
The company is mainly aimed at the corporate and mass market, small- and medium-size companies, and it is from the business sector that gains the bulk of its income.
The company owns 19% of the Russian Internet services and data transmission market, having 140 points of presence in Russia at its disposal.
Strengths: high quality and wide range of provided services; introduction of new services; a flexible rate policy; merger with bigger communication operator companies. The company has united with the Sovintel company.
At the moment, the company has over 100 employees.
General financial indices for the year 2002:
- (net) receipts from sales: $199 MIO;
- sales profit before depreciation (EBITDA): $61 MIO.
It is expected that in 2003 the receipts will grow by 60% to $318 MIO, while EBITDA will grow by 89% to $116 MIO. Later, Golden Telecom will be growing by 8-9% per year.
3. Equant/Global One, the St. Petersburg Representative Office
Services: local, long-distance and international telephone communication (including CONTACT card and Global Calling Card), dial-up and dedicated access to the Internet, services of X.25, Frame Relay, ATM, ISDN, data and message transmission, corporate networks, end-to-end solutions, video conferences, unification of local networks, solutions of IP-telephony for operators (including those using telephone cards), access to electronic auctions, the Reuters dealing systems, the interbank payment system SWIFT, to international systems of electronic payments and money transfer, web-hosting, web-design;
Territory: national network. The company has representative offices in 14 major Russian regions, over 100 partner organizations deal with distribution in Russia; there is an up-to-date communication network with access from 220 countries, including 300 cities of Russia, CIS and Baltic countries.
Strengths: a wide range of services, constant introduction and improvement of new services, provision of comprehensive servicing, a well-developed infrastructure, high quality of services.

Weaknesses: the company adheres to a conservative manner of development, there are high prices of services.
Structure of income (according to the company's data): local, long-distance and international telephony - 30-40%, dedicated access to the Internet - 25%, data transmission - 5-10%, services to communication operators – 20%. The company owns 19% of the Russian Internet services and data transmission market, having 300 points of presence in Russia at its disposal.
The most profitable for the company are communication operators, transport (mainly, sea transport), industrial enterprises and commercial banks. The company mainly specializes in the construction of corporate data transmission networks and aims at end-to-end solutions.
There are about 30 employees in St. Petersburg (about 600 in Moscow and in Russia on the whole).
4. PeterStar
Services: local, long-distance and international telephone communication (including that by telephone cards), organization of dial-up and dedicated high-speed digital data transmission channels, wireless access to the telephone network, data transmission services using the ATM, ISDN and Frame Relay technologies, as well as wideband access, Long Reach Ethernet, DSL, dial-up and dedicated access to the Internet, corporate networks construction, video conference communication, office telephone exchanges with installation on a turnkey basis and complete maintenance, connection to external trading and information systems, the 777 operator services for clients.
Territory: national network.
Strengths: high quality and wide range of provided telecommunication services, constant design and introduction of new services.
Weaknesses: high rates for the services, payment for outbound calls.
The main source of the company's income is the business sector (up to 95%), the rest being the population (up to 5%). The company occupies 27.4% of the business telephony market; 7% of the mass Internet access market; and 39.4% of the data transmission services market (according to the results of the year 2001).
About 400 employees work for the company.
5. MTS (Telecom XXI)
The company provides services of local, long-distance and international cellular communication in the GSM digital standard, in the frequency band of 900 and 1800 MHz.
Territory – Oblasts: Leningrad, Arkhangelsk, Vologda, Murmansk, Novgorod, Kaliningrad and Pskov Oblasts; cities: St. Petersburg; Republics: Karelia.
The key clients of the company are residents of St. Petersburg and Leningrad Oblast with medium and high income. The company has acquired its clients base (more than 500,000 people) due to a powerful advertising campaign and competitive rates.
The share of MTS in the cellular communication market of St. Petersburg as of the end of February 2003 was 36%.
Strengths: rate plans for cellular communication services provision, that are new for St. Petersburg; rapid construction of new base stations in Leningrad Oblast, a wide range of telecommunication services, flexibility of rate plans; the services of the company are intended for people with medium and high income, which, in its turn, has significantly increased the number of subscribers with medium income.
Weaknesses: the network has been built starting from the beginning of the year 2002; and in spite of the rapid development rate, there happen some failures in its operation, which, in its turn, affects the quality of provided services.
There are over 700 employees in St. Petersburg and over 300 in the North-West branches.
6. National Payphone Network
Payphone Communication Services.
Territory – Republics: Karelia, Komi, Tatarstan; Krays: Krasnodar Kray; Oblasts: Arkhangelsk, Volgograd, Vologda, Ivanovo, Kaliningrad, Leningrad, Moscow, Murmansk, Nizhny Novgorod, Novgorod, Pskov, Rostov, Saratov, Sverdlovsk and Ulyanovsk Oblasts; cities: St. Petersburg, Moscow.
Strengths: development of a single payphone network all over Russia.
Weaknesses: at the moment, the level of single payphone network coverage of entire Russia is not very high, people cannot use a TC from a home telephone set.
The bulk of the company's services consumers are the residents of the city. The bulk of the income is gained from the population, and only 10-15% is the income from the business sector.
150 persons work for the company.

7. BCL
Services: local, long-distance and international telephone communication (including that on the basis of own network of payphones), dial-up and dedicated access to the Internet (including that on the basis of Ethernet in business centers), access via dedicated channels in Moscow and in over 30 countries of the world on the conditions of One Stop Shopping, data transmission services (using the Frame Relay and ATM technologies, on the basis of dedicated channels, by the X.25 protocol), installation of digital P.A.X. – of the leading producers of telecommunication equipment; Avaya and Nortel - Definity, Meridian or Mercator, web-hosting, colocation, e-mail exchange, services of transit and termination of VoIP traffic, services of leasing dedicated channels.
Territory – Republics: Karelia, Komi; Oblasts: Arkhangelsk, Vologda, Leningrad, Murmansk, Novgorod, Pskov and Tver Oblasts; cities: St. Petersburg, Moscow.
Strengths: highly skilled personnel and qualified approach aimed at the buyer, a wide dealership network.
Weaknesses: a weakly developed infrastructure, closed information on rates for services provided.
About 100 employees work for the company.
8. Petersburg Transit Telecom
The company operates in the wholesale market, selling telecommunication resources (line and channel capacity) to big communication operators.
Territory: the cities of St. Petersburg and Moscow.
Strengths: a well-developed own infrastructure, provision of services to communication operators only, individual solution of rate plans.
Weaknesses: small coverage area (Moscow and St. Petersburg only).
Main consumers: communication operators (wholesale buyers of communication channels)
About 130 persons work for the company.
9. LANCK-Telecom
Services: long-distance and international communication based on the up-to-date method of voice transmission via digital and dedicated channels; data transmission and telematic services; constant connection to the Internet via dial-up and dedicated lines, digital channels in the SDH network and virtual channels in the Frame Relay network using the ISDN technology; HPNA; web-hosting and web-design.
Territory: St. Petersburg and Leningrad Oblast.
Strengths: the established image of the company.
Weaknesses: a weakly developed rate policy, a strong competition with local communication operators and Internet providers, high dependence on services suppliers (lease of channels).
The company is getting most of its income (about 60%) from providing services to the population, and the rest of the income comes from the business sector, in which the most profitable are commercial banks and companies operating in the field of trade and public catering.
About 50 persons work for the company.
10. Comin
Services: leasing long-distance and international satellite communication channels; provision of services in satellite communication, telecasting and broadcasting; telematic services; connection to the Internet; delivery, deployment and installation of equipment and stations of satellite and radio-relay communication.
Territory: national network.
Strengths: uniqueness and a wide range of services, high speed of organizing a communication channel with any place in Russia (the capacity of organizing a communication channel with any place in Russia within 3 months), originality of services provided.
Weaknesses: the company's activities directly depend on the development of communication operators who, in their turn, are leasing communication channels.
The company mainly works only with communication operators, leasing out communication channels to them, the only exception being the provision of telematic services, where the population's share is about 1%.
About 100 persons work for the company.
Based on the obtained official data of the St. Petersburg Committee of Statistics, the following conclusions may be drawn:
1. The bulk of money of the entire communication services market of St. Petersburg falls on North-Western GSM (today it is a part of the Megaphone network), a little more than a third of the market income;

2. The second company by the income gained is OJSC PTN, today OJSC North-West Telecom, almost a fourth of the entire market falling on this company;
3. The third company by the income gained is Sovintel.

Actually, OJSC North-West Telecom is the monopolist in the market of telecommunication services provided. The shares of market ownership by certain services reach 100%. i.e. the share of absolute ownership for the segment. In each of the Issuer's branches a weakness in the development of Internet technologies is observed. In fact, all regional branches control about a half of the local market of dial-up access to the Internet. In some areas of the North-Western Federal District, OJSC North-West Telecom owns up to 60% of the market; however, the situation with dedicated access is much worse. One of the basic causes of the current situation is the poor physical state of the communication equipment. To change this position, much investment for renewal of fixed assets is required.

Percentages of the Issuer and its competitors (according to the Issuer) for the three completed fiscal years preceding the date of approval of the decision on the issue of securities, or for each completed fiscal year from the moment of foundation, if the Issuer has been operating for less than three years:

Name	Country of registration	Volume of sold products , thousand roubles	Market share, %		
			2000	2001	2002
Issuing company (fixed communication)		10 091 841	93	85	88
PeterStar (fixed communication)	Russia	*	7	7.8	7.6
MegaPhone (cellular communication)	Russia	*	83	59	57
MTS (Telecom 21st) (cellular communication)	Russia	*	*	10	36
Peterlink (Internet services)	Russia	*	15	15	20
Golden Telecom (Internet services)	Russia	*	10	11	15

* *The Issuer does not have this information*

The competitors' share exceeds 100%, as the said shares are given for various segments of the communication services market

Issuer's competitive capacity factors analysis:

Factor	Factor importance rating	Issuer	Competitor 1	Competitor 2	Competitor 3
			MTS	PeterStar	MegaFon
Location convenience	0.11	10	10	7	10
Price	0.2	9	9	8	8
Products quality	0.2	9	6	8	7
Servicing speed	0.04	7	8	8	8
After-sale service	0.15	8	7	8	8
Flexibility of financial policy	0.15	7	8	9	7
Advertising activity, authority	0.15	8	10	8	10
Resulting value of the enterprise's competitive capacity	1	8.43	8.17	8.04	8.17

21. Risk Factors.

21.1. Industry Risks

Impact of the situation deterioration in the Issuer's industry on its operation and execution of obligations under the Bonds.

Main industry risks for the Issuer may be reduced to the following:

1) Strengthening of Competition
The Issuer is facing a growing competition from other operators, which may lead to a reduction of the operation margin, a decrease in the market share and a reduction of the price of our services. The Russian market of telecommunication services is becoming very competitive. The trend of the Russian Government's licensing policy consists in increasing the competition between suppliers of telecommunication services. The Ministry of Communication has abandoned the principle of issuing exclusive licenses for each technological standard for a region, and adopted the principle of issuing several licenses covering the same territory. Competitors of OJSC North-West Telecom are in a more favourable position, as they are free in choosing services to be provided and a price policy, unlike the Issuer who has to bear the social burden and is restricted in the possibility of changing the rates.

In this respect, mobile communication operators are the strongest competitors of the Issuer. MTN and MegaPhone have already won significant shares of the market. By the moment, another operator – Biline (OJSC Vympelcom) has started its operation in the cellular communication services market.

2) State Regulation of the Industry
In compliance with the legislation of Russia, a license has to be obtained for provision of communication services. Uncertainty in the regulation in respect of prolonging our licenses may lead to incapability of prolonging our licenses or to an increase of our obligations and a reduction of our rights according to the conditions of prolonged licenses, which increases expenses and may limit the area of communication services provision.
The period of our licenses expires at different times in the range of the years 2003 – 2012 and can be prolonged after submitting an application to the Ministry of Communication. Officials in the Ministry of Communication may decide anything as to prolonging the licenses, and we cannot be sure whether our licenses will be prolonged or not. Besides, even if they are prolonged, this may take place with extra obligations, including extra fees, or with a reduced coverage area. If we are not able to prolong our licenses or get renewed licenses on conditions similar to the current conditions, the scope of services provided by us and the number of subscribers may decrease. Besides licensing, there are other possible risks related to the state regulation of the industry, the level of which is quite high due to the strategic significance of the industry.

3) Decrease in the Solvent Demand for Provided Communication Services
A reduction of company's receipts may also be caused by a decrease in the demand for provided services. Such a reduction is possible in different situations, e.g. in case of higher inflation (see inflation risks), growth of rates as a result of increased costs, in case of a general decrease in solvent demand and in other cases.

However, on the whole industry risks are evaluated as minimal, for as a result of industry enterprises restructuring, OJSC North-West Telecom has acquired the status of a natural monopolist in the entire North-Western region, and the resistance of such companies to unfavourable conditions of the environment is very high.

In case of unfavourable development of the situation in the region, the issuer plans to:
- *optimize the structure of production expenses;*
- *reduce enterprise's expenses, including reduction and revision of issuer's investment policy;*
- *change the structure of provided services for the purpose of maximizing the income of the enterprise.*

21.2. Impact of Regional Development on Issuer's Operation
Economic Prospects of the Region's Development

The socio-economic contribution of the North-Western region in the GDP of Russia in 2002 amounted to 9.4% (or 889.4 billion roubles). The most economically developed regions of the district are St. Petersburg, the Murmansk, Leningrad, Arkhangelsk and Vologda Oblasts, their share being about 83% of the gross regional product of the united territory, 70% of the population's income and 70% of

the communication services market.

The total income of the communication industry in RF increase by 20-25% annually. In the three years to come, the volume of the Russian market of telecommunications will be increasing by about 15% annually. In 2000 it was about 4.6 billion US dollars (1.8% of the GDP – 250 billion), while in 2001 its share increased to 1.9% (5.4 and 290 billion US dollars respectively). Traditional operators had about 55% of all income of the industry in the year 2001.

According to the Ministry of Communication, the total income of the communication industry for the year 2002 in Russia was 270 billion roubles. New and traditional operators provided communication and data transmission services worth of about 270 billion roubles all in all, which is 25% more than in 2001. Telecommunication companies had 47% of the industry's income (about 127.5 billion roubles). The income of the cellular communication subindustry in 2002 was over 37% of the entire income of the communication industry. In 2002, over 50,000 km of cable and radio-relay communication lines, 3 MIO lines of automatic telephone exchanges of fixed city and rural telephone networks, over 12 MIO lines of mobile telephone communication and over 70,000 long-distance and international telephone channels were commissioned. The growth in the number of base telephone sets of the local telephone network was 1.8 MIO units, mainly due to telephone sets installed for the population.

In Russia on the average, digitalization of local telephone networks increased from 36.2% in 2001 to 40% in 2002, that of backbone networks from 87.4% to 92%, and the use of fibre-optic transmission systems on backbone networks from 71.5% to 78.0%. The telephone density made 25.6 telephone sets for 100 persons on the population against 24.1 in 2001. The number of payphones with the card payment system increased by 13% and was 127.5 thousand pcs.

As of 1st January 2003, 14602 licenses operated in the industry, including 11894 for telecommunication services, 2515 for telecasting and broadcasting, 187 for mail services and 6 for international information exchange. 1703 certificates for various kinds of communication equipment were issued in 2002.

Forecast of a possible change of the situation

According to forecasts, in the year 2004, the communication market in this country will grow to 8 billion US dollars, which corresponds to 2.05% of the GDP (390 billion US dollars). The key growth factors are the general improvement of the economic situation, strengthened rouble, penetration of mobile communication to regions and restructuring of local communication rates. Thus, the potential investors' interest in this segment of the market is quite high.

The North-Western region is one of well-developed telecommunication markets. A manifestation of that is the significant percentage of income from telecommunication services in the North-Western region in the income of the Russian communication industry – about 16%. The market of the region is characterized by strong competition. The market share is strongly differentiated by regions: in St. Petersburg OJSC North-West Telecom controls only 20% of the market, while its regional branches occupy 52.5% of the telecommunication market.

In 2002 the volume of the telecommunication market of the North-Western region made about 30 billion roubles. On the whole, the communication market development rates in the license territory of OJSC North-West Telecom are non-uniform: there is a more intensive development in regions than in St. Petersburg. This can be explained by the relative saturation of the market of communication services of St. Petersburg and by the increased expenses for communication in regions. Thus, with the existing market development level, for further development the Company must use extensive methods of gaining extra income from permanent subscribers more actively.

Due to the geographical location of the North-Western Federal District, a number of territories of which have not been sufficiently developed or populated, the communication enterprises of the District hold quite modest positions in Russia. At the same time, the District takes the first place in Russia by e-mail traffic, leaving other territories far behind, which can be explained by the fact that the territory of the District is crossed by communication channels used for information exchange with foreign countries. The North-Western Federal District holds the third place among Federal Districts of RF by income from communication services for the first half of 2002.

Forecast of the influence of situation changes in the region on the Issuer's operation and on performance of the obligations under bonds. Issuer's actions in case of adverse effect of changes on the operation.

A deterioration of the economic situation in the North-Western region may take place in case of material changes in the economic situation in Russia, including drastic changes in the exchange rate of the national currency, which may entail a reduction of the number of industrial and agricultural enterprises of all forms of ownership operating in the region, a growth of unemployment and a slowdown of the population's solvent demand.

Such developments would result in a suspension of implementing the Issuer's investment programme, a reduction of the volume growth of communication services provided by the Issuer in the territory of the region and a growth impairment of the income base.

In such a case, the Issuer will fulfil the obligations under bonds through Company's income from operation, and, if necessary, it will attract short-term loans from commercial banks for that purpose.

21.3. Currency Risks.

Influence of Currency Exchange Rate Fluctuation on the Issuer's Operation and on Performance of the Obligations under the Bonds

Changes of the currency exchange rate may increase our expenses, reduce our reserves or hamper repayment of our debts.

Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer. During the recent several years there has been a significant fluctuation of the rouble as compared to the main world currencies, which has been mainly expressed in the fall of the exchange rate of the rouble. The Central Bank of RF has imposed various restrictions on trading operations involving foreign currency, trying to support the rouble exchange rate. The capability of the Government and of the Central Bank of RF to support a stable rouble exchange rate will depend on many political and economic factors. These factors include the capability of funding the budget deficit without resorting to issuing banknotes, control of the inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A certain part of expenses and liabilities of the Issuer is nominated in foreign currency or rigidly tied to the exchange rate of such foreign currencies as the US dollar and Euro. This includes, among other things, investment and borrowing. E.g., the share of foreign suppliers in the structure of the supplies of inventory holdings for the year 2002 is 25.99%.

Besides, there are significant loans provided to us by Vnesheconombank (Foreign Economic Bank) expressed in Euros or tied to the exchange rate of Euro. As to the latter type of loans (tied to Euro), in compliance with the accounting policy pursued by us, we carry out revaluation at the moment of repaying a debt only. As of 1st January 2003, the amount of sum differences under contracts with Vnesheconombank was 143 MIO roubles. The amount has not undergone any serious changes later.

Thus, a further devaluation of the rouble relative to the main world currencies may have an adverse effect on the Issuer by increasing expenses in roubles. In case of a decrease of the rouble exchange rate ahead of the increase of the rates for services, the Issuer may experience difficulties in payment or re-financing of a debt in foreign currency.

We will not be able to eliminate this risk by tying our rates to the US dollar/Euro exchange rate because of the state regulation of rates for most of the communication services provided by us.

A significant devaluation of the rouble (e.g., by 25-50%) can make it more difficult for the Issuer to fulfil the obligations under the Bonds, as in such a case even the respective increase of rates may become insufficient to make up the drop in the volume of services in kind, which will be caused by the slowdown of the population's purchasing capacity. In such a case, OJSC North-West Telecom is planning to take the following measures:

- optimize costs, including measures to limit expenses for wages;
- revise the investment programme;
- take measures to increase the turnover of the accounts receivable.

At the same time, under the current conditions of stabilization of the economy and a significant increase of the gold and exchange currency reserves of the Central Bank of RF, most forecasts predict a low level of rouble devaluation, at least relative to the US dollar, or even some strengthening of the rouble, which may, vice versa, have a positive effect on operational profitability of the company.

21.4. Risk That the Issuer will not Fulfil the Obligations to Bonds Holders

Possible risk that the issuer will not fulfil the obligations to bonds holders may be related to the following potential factors:

** fluctuations in the situation with the prices of Issuer's services. Commercial operation of the Issuer is essentially influenced by fluctuations of the prices of communication services, the sales of which wholly form the income and profit of the Issuer;*

** possible changes in the composition and professional level of Issuer's managers, due to which efficiency of decisions taken by them may decrease, their financial consequences;*

** possible unfavourable trends in the economy and deterioration of the economic conditions in Russia. Unfavourable financial or economic conditions will probably entail a reduction in the business activity of the Issuer's products consumers, and, consequently, in their demand for communication services. Besides, buyers may become partially or wholly incapable of paying for received services of the Issuer. Non-monetary methods may be used as payment in such conditions (cross deliveries, bills and notes, etc.), which will also adversely affect the financial standing of the Issuer;*

** changes in interest rates. Changes in the monetary and credit policy in the country may result in aggravated inflation, increased interest rates for attracted credits used by the Issuer and, respectively, increased expenses of the Issuer;*

** deterioration of tax policy in RF. A possible increase in the rate of taxes paid by the Issuer in the course of its production and financial operation may lead to an increase in the expenses of the Issuer and a reduction of the monetary funds remaining at the enterprise for funding of routine operation and fulfillment of obligations, including those under Issuer's Bonds.*

In compliance with articles 810 and 811 of the Civil Code of RF, the Issuer must return to the owners during retirement of Bonds their face value and must pay the coupon yield under the Bonds within the time and according to the procedure provided for by the terms and conditions of the Decision on the Bonds issue and of the Offering Circular.

Each Bond Holder is entitled to declare his Bonds of this issue as due to retirement and to demand immediate return of the face value of the Bonds, that has not been paid by the Issuer, in the following cases:

1) a court award on bankruptcy of the Issuer takes effect,

2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision,

3) a court award on bankruptcy of the Warrantor takes effect,

4) a decision on liquidation of the Warrantor is taken by the Warrantors body authorized to take such a decision,

5) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,

6) other cases expressly provided for by the legislation of the Russian Federation.

In case of Issuer's refusal to fulfil the obligations under the Bonds, Bond Owners may apply to the

court (court of arbitration), suing the Issuer and demanding to retire a Bond and to pay the income accrued on it, as well as to pay interest for failure to retire the Bond in due time in compliance with articles 395 and 811 of the Civil Code of RF.

Should the Issuer refuse to fulfil the obligations under the Bonds, the Bond Owners and/or nominal Bond Holders shall be entitled to apply to the party providing security for the Bonds issue with a demand to perform Issuer's obligations under the Bonds pf the issue for the Issuer in compliance with the terms and conditions of the offer on provision of a security in the form of a surety for the purpose of the Bonds issue.

Should the Issuer fail to fulfil the obligations in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds, the Issuer's obligations to Bond Owners in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds shall be fulfilled for the Issuer by the limited liability company Trubsnab (hereinafter referred to as Company) as follows:

Bond Owners and/or nominal Bond Holders shall present to the Company written requests for the Company to pay the face value of the Bonds and to pay the interest yield on the Bonds (hereinafter referred to as the Demand to Fulfil the Obligations).

The said Demand to Fulfil the Obligations shall meet the following conditions:

- it shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);

- indicated in it shall be: the full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - TIN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

- it shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Holder or has not paid in full within the time established by the Documents of the Issue:

  - the principal amount of the debt in retirement of the Bonds;
  - the coupon yield in the form of interest on the face value of the Bonds;
  - public irrevocable obligations of the Issuer to redeem its Bonds.

the Demand to Fulfil the Obligations shall be presented to the Company not later than 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

the Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds;

the Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of expiry of the period of 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations. If the Company chooses to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations, shall effect a payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are indicated in the Demand to Fulfil the Obligations.

Should the Warrantor fail to fulfil its obligations in compliance with the terms and conditions of the above offer of providing a security in the form of a surety for the purpose of the Bonds issue or should the Issuer fail to fulfil the obligations to pay the yield and to retire the Bonds, the owners shall be entitled to apply to the court (court of arbitration), suing the Issuer or the Warrantor and demanding to pay the face value and/or the yield accrued on the Bonds and to indemnify them for losses.

The procedure of Bond Owners' and/or nominal holders' action in case of Issuer's refusal to fulfil its obligations under the Bonds of the issue is also described in clause 56.14 of the Offering Circular.

According to the decision on the issue, Bond Owners are entitled to demand that the Issuer acquire the Bonds within the last 14 (fourteen) days of the eighth coupon period under the Bonds, which creates a risk of the need for the Issuer to accumulate monetary funds for Bonds redemption. However, the Issuer believes that these risks are minimal, as the decision on the interest rates for the ninth and subsequent coupons will be taken by the Issuer's Board of Directors taking into account the market situation as of the moment of taking the decision and the profitability levels of comparable financial instruments circulating in the market. As a consequence, it is supposed that the number of Bonds that may be presented by the owners for redemption will be minimal. Besides, it is forecasted that the Issuer will have enough own funds to acquire Bonds presented for redemption. If own funds are not sufficient, the Issuer believes that it will not be difficult for it to use the available open credit lines or to attract extra borrowings upon agreement with banks.

21.5. Description of the Influence of Inflation

The risk of the influence of inflation may arise if the received monetary income is devalued from the standpoint of the real purchasing power of money quicker than it is growing nominally. Inflation growth leads to increased expenses of the enterprise due to the growth of suppliers' prices. This is made up by indexing from time to time the prices of the services provided by the Issuer, in the amount agreed upon with the Ministry of Antimonopoly Policy and taking into account the inflation rate. However, with a considerable inflation level, such indexing may fail to correspond to the costs level, which may lead to increased expenses of the enterprise (because of the increased prices of fixed assets) and, as a consequence, to a drop in profits of the Issuer and, respectively, in the profitability of its business. This is aggravated by the fact that inflation is usually accompanied by devaluation of the rouble, and in such a case the currency risks are actualized, too.

Besides, a growth of inflation will lead to an increase in the value of borrowed funds for the Issuer, which may result in a shortage of the enterprise's circulating funds. On the other hand, according to the Issuer, inflation levels with which OJSC North-West Telecom may have difficulties in fulfilling its obligations to bond holders are much higher than the inflation level planned in the Russia's federal budget for the year 2003 – 12% per annum, being 30%--40% per annum.

The main inflation-related risk of the Issuer is an increase in the prime cost in respect of material and fuel resources, which is far ahead of the change in the rates for communication services.

In case of inflation growth, the issuer is planning to take measures to limit the growth of expenses and to pay special attention to increasing the turnover of circulating assets, including a change in the existing contractual relations with the consumers for the purpose of reducing the accounts receivable of buyers.

21.6. Analysis of Issuer's Solvency and Credit Risk

Dynamics of the indices describing Issuer's solvency and credit risk for the three completed fiscal years prior to the date of approval of the decision on the bonds issue or for each completed fiscal year from the moment of foundation in case the Issuer has been operating less than three years, and for the last quarter prior to approval of the decision on the bonds issue.

Index	Year	Year	Year	Quarter
	2000	2001	2002	1st quarter of 2003
Ratio of the borrowed funds and the capital and reserves, %	28.07	29.36	37.38	34.86
Ratio of the short-term liabilities and the capital and reserves, %	10.39	14.82	24.22	21.28
Cover of debt service payments, roubles *	180.3	46.8	119.36	383.85
Outstanding debt level, % **	-	-	6.63	6.51

Description of the method used for the calculation of the given indices:

The calculation has been performed in compliance with the methods recommended by the Federal

Commission for Securities Market of Russia (FKCB) in the Resolution dated 19.10.01 No. 27 "On Approving Standards for Bonds Issue and Their Offering Circulars".

Net assets for the year 2002 and the 1st quarter of 2003 have been calculated in compliance with the Order of the Ministry of Finance of RF No. 10n and FKCB No. 03-6/pz of 29th January 2003 "On Approving the Procedure of Evaluating Net Assets of Joint-Stock Companies".

Dynamics of the key indices describing Issuer's financial standing for the three completed fiscal years prior to the date of approval of the decision on the bonds issue or for each completed fiscal year from the moment of foundation in case the Issuer has been operating less than three years, and for the last quarter prior to approval of the decision on the bonds issue.

Index	Year	Year	Year	Quarter
	2000	2001	2002	1st quarter of 2003
Net profit (thousand roubles)	6 002 269	6 281 169	10 904 018	11 232 245
Authorized capital, thousand roubles	587 497.817	587 497.817	937 940.01	937 940.01
Sum total of added capital and retained profit of past years, thousand roubles	4 975 890	5 304 089	9 579 105	9 906 312

To calculate the given indices, the methods recommended by the Standards for Bonds Issue and Their Offering Circulars approved by the Federal Commission for Securities Market of Russia were used.

As can be seen from the calculation, the ratio of attracted funds to the capital and reserves for all the analyzed periods did not exceed 37.38%, which shows that there is no danger of insolvency (if this ratio is more than 1, then this is a sign of such danger). The index of the short-term liabilities / capital and reserves ratio also shows quite a reliable financial state of the company.

The indices of cover for debt service payments shows that in the year 2001, the enterprise did not have enough profit of the period under report without taking into account depreciation for covering long-term liabilities in the period under report, but the situation got better by the end of the year 2002.

The considerable growth of net assets, capital and reserves in the year 2002 can be explained by the consolidation of the assets of eight regional companies that have been affiliated with OJSC North-West Telecom.

22. Data on sanctions applied to the Issuer and on its participation in court proceedings and audits

Data on administrative sanctions imposed on the Issuer by state authorities, by the court (including arbitration tribunal) for the three completed fiscal years prior to the date of approval of the decision on the issue or for each completed fiscal year from the moment of foundation in case the Issuer has been operating less than three years, and for the last quarter prior to approval of the decision on the issue:

Date of sanction: *17.08.2000*

Authority applying the sanction: *St. Petersburg State Tax Inspectorate*

Grounds of applying the sanction: *Failure to comply with the property registration schedule*

Type of sanction: *fine*

Amount of sanction (roubles): *5 000*

Sanction execution progress: *executed*

Date of sanction: *20.11.2000*

Authority applying the sanction: *St. Petersburg State Tax Inspectorate*

Grounds of applying the sanction: *Extra calculations for the years 1997-2000*

Type of sanction: *penalty*

Amount of sanction (roubles): *4 199 501*

Sanction execution progress: *executed*

Date of sanction: *24.11.2000*

Authority applying the sanction: *Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg*

Grounds of applying the sanction: *Decision No. 04-31/1097 on Long-Distance International Telephone Company inspection report. Understatement of the profit tax.*

Type of sanction: *arrears*

Amount of sanction (roubles): *3 305 515*

Sanction execution progress: *executed*

Date of sanction: *24.11.2000*

Authority applying the sanction: *Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg*

Grounds of applying the sanction: *Decision No. 04-31/1097 on Long-Distance International Telephone Company inspection report. Understatement of the profit tax.*

Type of sanction: *arrears*

Amount of sanction (roubles): *5 709 527*

Sanction execution progress: *executed*

Date of sanction: *30.12.2000*

Authority applying the sanction: *Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Monchegorsk*

Grounds of applying the sanction: *Failure to submit VAT returns in 2000*

Type of sanction: *Fine on VAT*

Amount of sanction (roubles): *100*

Sanction execution progress: *executed*

Date of sanction: *17.10.2001*

Authority applying the sanction: ***The St. Petersburg and Leningrad Oblast Territorial Board of the Ministry of Antimonopoly Policy of RF***

Grounds of applying the sanction: ***Violation of clause 4, article 17 of the Law on Competition***

Type of sanction: ***fine***

Amount of sanction (roubles): ***2 500***

Sanction execution progress: ***executed***

Date of sanction: ***26.12.2001***

Authority applying the sanction: ***The Federal Commission for Securities Market of RF***

Grounds of applying the sanction: ***Failure to comply with the schedule of submitting the quarterly report of securities Issuer for the 3rd quarter of 2001***

Type of sanction: ***fine***

Amount of sanction (roubles): ***12 000***

Sanction execution progress: ***executed***

Date of sanction: ***29.03.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Petrogradskry District of St. Petersburg***

Grounds of applying the sanction: ***Overdue VAT and Sales Tax payment by Petrogradsky Telephone Centre***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***5 383***

Sanction execution progress: ***executed***

Date of sanction: ***29.03.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Failure to observe the timing of providing a notice on opening (closing) bank accounts***

Type of sanction: ***fine***

Amount of sanction (roubles): ***45 000***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Decision No. 27/46 on Long-Distance International Telephone Company inspection report. Understatement of the profit tax.***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1 120***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Decision No. 27/46 on Long-Distance International Telephone Company inspection report. Understatement of the profit tax.***

Type of sanction: ***fine***

Amount of sanction (roubles): ***15 000***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Decision No. 11-31/438 on inspection report. Understatement of VAT***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1 540 933***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Decision No. 11-31/438 on inspection report. Understatement of VAT***

Type of sanction: ***fine***

Amount of sanction (roubles): ***491 850***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Decision No. 11-31/438 on inspection report. Understatement of the profit tax.***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1 461 811***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Decision No. 11-31/438 on inspection report. Understatement of the profit tax.***

Type of sanction: ***fine***

Amount of sanction (roubles): ***614 995***

Sanction execution progress: ***executed***

Date of sanction: ***22.04.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Decision No. 27/46 on Moskovsky Telephone Centre inspection report. Understatement of VAT.***

Type of sanction: ***fine***

Amount of sanction (roubles): ***1 257***

Sanction execution progress: ***executed***

Date of sanction: *22.04.2002*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Decision No. 27/46 on Moskovsky Telephone Centre inspection report. Understatement of VAT.***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1 257***

Sanction execution progress: ***executed***

Date of sanction: *25.04.2002*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***

Grounds of applying the sanction: ***Decision No 15-18/4189. Failure to comply with the schedule of submitting returns on property tax.***

Type of sanction: ***fine***

Amount of sanction (roubles): ***31 366***

Sanction execution progress: ***executed***

Date of sanction: *25.04.2002*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***

Grounds of applying the sanction: ***Decision No 15-18/4189. Failure to comply with the schedule of submitting returns on tax for the maintenance of law-enforcement authorities.***

Type of sanction: ***fine***

Amount of sanction (roubles): ***800***

Sanction execution progress: ***executed***

Date of sanction: *25.04.2002*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***

Grounds of applying the sanction: ***Decision No 15-18/4189. Failure to comply with the schedule of submitting returns on duty for territory cleaning.***

Type of sanction: ***fine***

Amount of sanction (roubles): ***7 090***

Sanction execution progress: ***executed***

Date of sanction: *25.04.2002*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***

Grounds of applying the sanction: ***Decision No 15-18/4189. Failure to comply with the schedule of submitting returns on duty for needs of educational institutions.***

Type of sanction: ***fine***

Amount of sanction (roubles): ***644***

Sanction execution progress: ***executed***

Date of sanction: *30.04.2002*

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Failure to observe the timing of providing a notice on opening (closing) bank accounts***

Type of sanction: ***fine***

Amount of sanction (roubles): ***15 000***

Sanction execution progress: ***executed***

Date of sanction: *17.05.2002*

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Under property tax recalculation***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***8 181 734***

Sanction execution progress: ***executed***

Date of sanction: *30.06.2002*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***

Grounds of applying the sanction: ***Delay in VAT payment by PTN Company***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***11 344***

Sanction execution progress: ***executed***

Date of sanction: *30.06.2002*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kalininsky District of St. Petersburg***

Grounds of applying the sanction: ***Road user tax***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1 407***

Sanction execution progress: ***executed***

Date of sanction: *30.06.2002*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***

Grounds of applying the sanction: ***Road user tax of Moskovsky Telephone Centre***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***6 809***

Sanction execution progress: ***executed***

Date of sanction: *30.06.2002*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***

Grounds of applying the sanction: ***Tax on income of individuals at Recreation and Disease Prevention Centre***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***411***

Sanction execution progress: ***executed***

Date of sanction: ***30.06.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Overdue VAT payment***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***2 136***

Sanction execution progress: ***executed***

Date of sanction: ***18.07.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***

Grounds of applying the sanction: ***Violation of the antimonopoly legislation***

Type of sanction: ***fine***

Amount of sanction (roubles): ***10 000***

Sanction execution progress: ***executed***

Date of sanction: ***25.09.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Priozersk district of Leningrad oblast***

Grounds of applying the sanction: ***Failure to comply with the schedule of submitting returns on tax for the maintenance of law-enforcement authorities.***

Type of sanction: ***fine***

Amount of sanction (roubles): ***100***

Sanction execution progress: ***executed***

Date of sanction: ***25.09.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Priozersk district of Leningrad oblast***

Grounds of applying the sanction: ***Failure to comply with the schedule of submitting returns on duty for territory cleaning***

Type of sanction: ***fine***

Amount of sanction (roubles): ***100***

Sanction execution progress: ***executed***

Date of sanction: ***25.09.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Priozersk district of Leningrad oblast***

Grounds of applying the sanction: ***Failure to comply with the schedule of submitting returns on property tax.***

Type of sanction: ***fine***

Amount of sanction (roubles): ***8 295***

Sanction execution progress: ***executed***

Date of sanction: ***25.09.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***

Grounds of applying the sanction: ***Property tax of Recreation and Disease Prevention Centre***

Type of sanction: ***fine***

Amount of sanction (roubles): *2 934*

Sanction execution progress: ***executed***

Date of sanction: ***30.09.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***

Grounds of applying the sanction: ***Overdue VAT payment by Nekrasovsky Telephone Centre***

Type of sanction: ***penalty***

Amount of sanction (roubles): *12 056*

Sanction execution progress: ***executed***

Date of sanction: ***1.10.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***

Amount of sanction (roubles): *1 343*

Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on militia tax***

Amount of sanction (roubles): *1 624*

Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No.1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Delay of VAT payment under additional calculations***

Type of sanction: ***penalty***

Amount of sanction (roubles): *268 283*

Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Advertising tax under additional calculations***

Type of sanction: ***penalty***

Amount of sanction (roubles): *32 512*

Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on sales tax***

Amount of sanction (roubles): ***31 927***

Sanction execution progress: ***executed***

Date of sanction: ***31.10.2002***

Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg***

Grounds of applying the sanction: ***Roads user tax under additional calculations***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***63 691***

Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Opochka***

Grounds of applying the sanction: ***Failure to pay in due time and submit tax returns***

Type of sanction: ***Fines and penalties on income tax***

Amount of sanction (roubles): ***362***

Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***

Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay the Single Social Tax in due time***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***12 767***

Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***

Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay for accident insurance in due time***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***5 194***

Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***

Authority applying the sanction: ***Branch of Pension fund for Pskov, Gdov***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1 149***

Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***

Authority applying the sanction: ***Fund of obligatory medical insurance***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***5***

Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Pskov, for Opochka***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***

Amount of sanction (roubles): *71*

Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***

Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay tax for maintenance of housing stock and social and cultural sphere objects in due time***

Type of sanction: ***penalty***

Amount of sanction (roubles): *32 007*

Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Pskov***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on tax on environment pollution***

Amount of sanction (roubles): ***56***

Sanction execution progress: ***executed***

Date of sanction: ***1.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Pskov***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***

Amount of sanction (roubles): *73*

Sanction execution progress: ***executed***

Date of sanction: ***4.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty for the profit tax***
Amount of sanction (roubles): ***7 864***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Fine***
Type of sanction: ***Fine for forest offence***
Amount of sanction (roubles): ***50***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on road user tax***
Amount of sanction (roubles): ***76 756***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on tax on owners of motor vehicles, on property tax***
Amount of sanction (roubles): ***2 201***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***4 047***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on the tax on environment pollution***
Amount of sanction (roubles): ***7 015***
Sanction execution progress: ***executed***

Date of sanction: ***12.11.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***fine***
Type of sanction: ***Fine on the tax on environment pollution***
Amount of sanction (roubles): ***50***
Sanction execution progress: ***executed***

Date of sanction: *12.11.2002*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on income tax***

Amount of sanction (roubles): ***17 818***

Sanction execution progress: ***executed***

Date of sanction: ***20.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***

Amount of sanction (roubles): ***520***

Sanction execution progress: ***executed***

Date of sanction: ***25.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Belomorsk***

Grounds of applying the sanction: ***Under inspection report to the Employment Fund***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1 687***

Sanction execution progress: ***executed***

Date of sanction: ***26.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Fine for forest offence***

Amount of sanction (roubles): ***7 414***

Sanction execution progress: ***executed***

Date of sanction: ***28.11.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***

Amount of sanction (roubles): ***27 511***

Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on VAT***

Amount of sanction (roubles): ***28 880***

Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Severomorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***176***
Sanction execution progress: ***not executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Olenegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***1 208***
Sanction execution progress: ***not executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kandalaksha***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty for the profit tax***
Amount of sanction (roubles): ***450***
Sanction execution progress: ***not executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on withdrawn taxes***
Amount of sanction (roubles): ***3 996***
Sanction execution progress: ***not executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***28 962***
Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***
Type of sanction: ***Penalty on the Single Social Tax***
Amount of sanction (roubles): ***6 872***

Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Pskov***

Grounds of applying the sanction: ***Return of overcharged payments for the 1st half of 2002 (calculation collation statement)***

Type of sanction: ***Penalty for the profit tax***

Amount of sanction (roubles): ***-584***

Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Opochka***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***

Amount of sanction (roubles): ***3***

Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Opochka***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***

Amount of sanction (roubles): ***395***

Sanction execution progress: ***executed***

Date of sanction: ***1.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees for Velikye Luki, Nevel, Ostrov, Pskov***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***

Amount of sanction (roubles): ***555***

Sanction execution progress: ***executed***

Date of sanction: ***11.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***

Amount of sanction (roubles): ***1 493***

Sanction execution progress: ***executed***

Date of sanction: ***11.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***342***
Sanction execution progress: ***executed***

Date of sanction: ***16.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***4 187***
Sanction execution progress: ***executed***

Date of sanction: ***17.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kondopoga***
Grounds of applying the sanction: ***Inspection report for the income of individuals for the years 1999-2000***

Type of sanction: ***fine***
Amount of sanction (roubles): ***50***
Sanction execution progress: ***executed***

Date of sanction: ***23.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***5 425***
Sanction execution progress: ***executed***

Date of sanction: ***23.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kondopoga***
Grounds of applying the sanction: ***Delay in payment to the Employment Fund***

Type of sanction: ***fine***
Amount of sanction (roubles): ***5***
Sanction execution progress: ***executed***

Date of sanction: ***25.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***2 181***

Sanction execution progress: *executed*

Date of sanction: *25.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): *2 714*
Sanction execution progress: *executed*

Date of sanction: *30.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on the tax on environment pollution***
Amount of sanction (roubles): *4 358*
Sanction execution progress: ***not executed***

Date of sanction: *30.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation No. 5 for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): *290*
Sanction execution progress: *executed*

Date of sanction: *30.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation No. 5 for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on tax on income of individuals***
Amount of sanction (roubles): *1 399*
Sanction execution progress: *executed*

Date of sanction: *30.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation No. 5 for Gvardeysk***
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on the Single Social Tax***
Amount of sanction (roubles): *85*
Sanction execution progress: *executed*

Date of sanction: *30.12.2002*
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian***

Federation No. 5 for Gvardeysk
Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on militia tax***
Amount of sanction (roubles): ***34***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***
Type of sanction: ***Penalty for the profit tax***
Amount of sanction (roubles): ***24 485***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Olenegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***
Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***692***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Monchegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***
Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***614***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Olenegorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***1 870***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Severomorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***618***
Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Polyarny***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***

Amount of sanction (roubles): ***56 696***

Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Monchegorsk***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***

Amount of sanction (roubles): ***29***

Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation No.5 for Gvardeysk***

Grounds of applying the sanction: ***Delay in payment***

Type of sanction: ***Penalty on property tax***

Amount of sanction (roubles): ***1 831***

Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Olenegorsk***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on the tax on environment pollution***

Amount of sanction (roubles): ***5 771***

Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Snezhnogorsk***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***

Amount of sanction (roubles): ***1 655***

Sanction execution progress: ***executed***

Date of sanction: ***30.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Snezhnogorsk***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***4 216***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Severomorsk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***665***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kovdor***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***158***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kovdor***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***571***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kovdor***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on tax on environment pollution***
Amount of sanction (roubles): ***5 771***
Sanction execution progress: ***not executed***

Date of sanction: ***30.12.2002***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***22 744***

Sanction execution progress: ***executed***

Date of sanction: ***31.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***

Grounds of applying the sanction: ***Failure to pay tax on land in due time***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***232***

Sanction execution progress: ***executed***

Date of sanction: ***31.12.2002***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Moskovsky District of St. Petersburg***

Grounds of applying the sanction: ***Tax on income of individuals of Motor depot***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***8 048***

Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on the profit tax***

Amount of sanction (roubles): ***4 383***

Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***

Grounds of applying the sanction: ***Failure to pay tax on owners of motor vehicles in due time***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***180***

Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***

Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on militia tax***

Amount of sanction (roubles): ***1 902***

Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***35 716***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Murmansk***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on sales tax***
Amount of sanction (roubles): ***3 740***
Sanction execution progress: ***executed***

Date of sanction: ***1.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Nevel***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***Penalty on income tax***
Amount of sanction (roubles): ***74***
Sanction execution progress: ***executed***

Date of sanction: ***2.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***
Grounds of applying the sanction: ***Failure to pay income tax in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***168***
Sanction execution progress: ***executed***

Date of sanction: ***3.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the Single Social Tax***
Amount of sanction (roubles): ***622***
Sanction execution progress: ***executed***

Date of sanction: ***9.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on militia tax***

Amount of sanction (roubles): *4*
Sanction execution progress: ***executed***

Date of sanction: ***9.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***1 914***
Sanction execution progress: ***executed***

Date of sanction: ***9.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): *272*
Sanction execution progress: ***executed***

Date of sanction: ***14.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No. 1 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on the profit tax (local budget)***
Amount of sanction (roubles): ***3 143***
Sanction execution progress: ***executed***

Date of sanction: ***14.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***3 183***
Sanction execution progress: ***executed***

Date of sanction: ***14.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on single tax on imputed income***
Amount of sanction (roubles): ***2***
Sanction execution progress: ***executed***

Date of sanction: ***17.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian***

Federation for Petrozavodsk
Grounds of applying the sanction: ***Delay in payment of the profit tax***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***26 152***
Sanction execution progress: ***executed***

Date of sanction: ***20.01.2003***
Authority applying the sanction: ***Social Insurance Fund for Pitkyaranta***
Grounds of applying the sanction: ***Delay in payment for social insurance***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***9***
Sanction execution progress: ***executed***

Date of sanction: ***27.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***
Grounds of applying the sanction: ***Failure to pay income tax in due time***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***40***
Sanction execution progress: ***executed***

Date of sanction: ***29.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry on Taxes and Fees for major tax-payers***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Fine on VAT***
Amount of sanction (roubles): ***280***
Sanction execution progress: ***executed***

Date of sanction: ***29.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry on Taxes and Fees for major tax-payers***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on VAT***
Amount of sanction (roubles): ***903***
Sanction execution progress: ***executed***

Date of sanction: ***29.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry on Taxes and Duties for major tax-payers***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on the profit tax (federal budget)***

Amount of sanction (roubles): ***9 843***
Sanction execution progress: ***executed***

Date of sanction: ***29.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Petrozavodsk***
Grounds of applying the sanction: ***Delay in payment of Single Social Tax (pension insurance part)***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***421***
Sanction execution progress: ***executed***

Date of sanction: ***30.01.2003***
Authority applying the sanction: ***Interdistrict Inspectorate of the Ministry on Taxes and Duties for major tax-payers***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on the profit tax (federal budget)***
Amount of sanction (roubles): ***28 935***
Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Duty for maintenance of law-enforcement authorities for Oblast (Regional) Telephone Centre***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***5***
Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***duty on territory cleaning of Oblast (Regional) Telephone Centre***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***12 186***
Sanction execution progress: ***executed***

Date of sanction: ***31.01.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***
Grounds of applying the sanction: ***Property tax of Oblast (Regional) Telephone Centre***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***47 169***
Sanction execution progress: ***executed***

Date of sanction: *31.01.2003*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Cherepovets***

Grounds of applying the sanction: ***Failure to pay income tax in due time***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***100***

Sanction execution progress: ***executed***

Date of sanction: *31.01.2003*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Gatchina district of Leningrad oblast***

Grounds of applying the sanction: ***Duty for needs of educational institutions of Oblast (Regional) Telephone Centre***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1 122***

Sanction execution progress: ***executed***

Date of sanction: *1.02.2003*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***

Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (property tax)***

Type of sanction: ***penalty (charged by paper method)***

Amount of sanction (roubles): ***305***

Sanction execution progress: ***executed***

Date of sanction: *1.02.2003*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Pinega district***

Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (duty for needs of educational institutions)***

Type of sanction: ***penalty (charged by paper method)***

Amount of sanction (roubles): ***284***

Sanction execution progress: ***executed***

Date of sanction: *1.02.2003*

Authority applying the sanction: ***Interdistrict inspectorate on major tax-payers for Vologda Oblast***

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on militia tax***

Amount of sanction (roubles): ***59***

Sanction execution progress: ***executed***

Date of sanction: *13.02.2003*

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on the Single Social Tax***
Amount of sanction (roubles): ***1 577***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on the profit tax***
Amount of sanction (roubles): ***28 231***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on income tax of individuals***
Amount of sanction (roubles): ***15 600***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on property tax***
Amount of sanction (roubles): ***41***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on tax on Housing and Communal services***
Amount of sanction (roubles): ***91***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***penalty on advertising tax***
Amount of sanction (roubles): ***352***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on road user tax***
Amount of sanction (roubles): ***16***
Sanction execution progress: ***executed***

Date of sanction: ***13.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***
Grounds of applying the sanction: ***according to the inspection report***

Type of sanction: ***Penalty on VAT***
Amount of sanction (roubles): ***259***
Sanction execution progress: ***executed***

Date of sanction: ***20.02.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No. 10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on income tax of individuals***
Amount of sanction (roubles): ***95***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Leningradsky district of Kaliningrad city***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***penalty in respect of the tax on the use of the Earth's interior***
Amount of sanction (roubles): ***105***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Leningradsky district of Kaliningrad city***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on tax on Housing and Communal services***
Amount of sanction (roubles): ***4 603***
Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Leningradsky district of Kaliningrad city***
Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***penalty on payment for land***
Amount of sanction (roubles): ***2 665***

Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Leningradsky district of Kaliningrad city***

Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on tax on owners of motor vehicles***

Amount of sanction (roubles): ***422***

Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Leningradsky district of Kaliningrad city***

Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***penalty on advertising tax***

Amount of sanction (roubles): ***4 840***

Sanction execution progress: ***executed***

Date of sanction: ***21.02.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Leningradsky district of Kaliningrad city***

Grounds of applying the sanction: ***field inspection report***

Type of sanction: ***Penalty on duty for needs of educational institutions***

Amount of sanction (roubles): ***1 038***

Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty, Pension insurance fund***

Amount of sanction (roubles): ***523***

Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on income tax of individuals***

Amount of sanction (roubles): ***1 172***

Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***

Grounds of applying the sanction: ***failure to submit data***

Type of sanction: ***Fine on income tax of individuals***
Amount of sanction (roubles): ***500***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Fine on Single Social Tax payment to Federal Fund of Obligatory Medical insurance***
Amount of sanction (roubles): ***12***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***penalty on advertising tax***
Amount of sanction (roubles): ***60***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty, Pension insurance fund, accumulation***
Amount of sanction (roubles): ***270***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on Single Social Tax payment to Territorial Fund of Obligatory Medical insurance***
Amount of sanction (roubles): ***381***
Sanction execution progress: ***executed***

Date of sanction: ***26.02.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No. 10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on Single Social Tax payment to Territorial Fund of Obligatory Medical***

insurance

Amount of sanction (roubles): ***30***

Sanction execution progress: ***executed***

Date of sanction: ***27.02.2003***

Authority applying the sanction: ***Interdistrict Inspectorate No. 4 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on income tax of individuals***

Amount of sanction (roubles): ***592***

Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***

Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (tax on environment pollution)***

Type of sanction: ***penalty (charged by paper method)***

Amount of sanction (roubles): ***1 911***

Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***

Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (tax on owners of motor vehicles)***

Type of sanction: ***penalty (charged by paper method)***

Amount of sanction (roubles): ***691***

Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***

Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (land tax)***

Type of sanction: ***penalty (charged by paper method)***

Amount of sanction (roubles): ***1 237***

Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***

Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (Single Social Tax)***

Type of sanction: ***penalty (charged by paper method)***

Amount of sanction (roubles): *1 577*

Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***

Authority applying the sanction: ***Interdistrict Inspectorate No. 9 of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk oblast***

Grounds of applying the sanction: ***article 75 of the Tax Code of The Russian Federation. Failure to pay taxes in due time (duty for needs of educational institutions)***

Type of sanction: ***penalty (charged by paper method)***

Amount of sanction (roubles): ***5 095***

Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***

Authority applying the sanction: ***Interdistrict Inspectorate No. 9 of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk oblast***

Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (for accident insurance)***

Type of sanction: ***penalty (charged by paper method)***

Amount of sanction (roubles): ***39***

Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***

Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (profit tax)***

Type of sanction: ***penalty (charged by paper method)***

Amount of sanction (roubles): ***184***

Sanction execution progress: ***not executed***

Date of sanction: ***1.03.2003***

Authority applying the sanction: ***Interdistrict Inspectorate No.9 of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk oblast***

Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (road user tax)***

Type of sanction: ***penalty (charged by paper method)***

Amount of sanction (roubles): ***11 024***

Sanction execution progress: ***executed***

Date of sanction: ***1.03.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Arkhangelsk***

Grounds of applying the sanction: ***article 75 of the Tax Code of the Russian Federation. Failure to pay taxes in due time (road user tax)***

Type of sanction: ***penalty (charged by paper method)***
Amount of sanction (roubles): ***101***
Sanction execution progress: ***executed***

Date of sanction: ***17.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Segezha***
Grounds of applying the sanction: ***Delay in payment of the profit tax***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***321***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.10 of the Ministry of Taxes and Fees of the Russian Federation for Vologda oblast***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty for payment of Single Social Tax to Social Insurance Fund***
Amount of sanction (roubles): ***38***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty on payment of Single Social Tax to Social Insurance Fund***
Amount of sanction (roubles): ***303***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on payment of Single Social Tax to the Federal Fund of Obligatory Medical Insurance***
Amount of sanction (roubles): ***658***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Vologda***
Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***
Type of sanction: ***Penalty to the Pension Fund***
Amount of sanction (roubles): ***1 052***
Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***
Authority applying the sanction: ***Interdistrict Inspectorate No.10 of the Ministry of Taxes and Fees of***

the Russian Federation for Vologda oblast

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty to the Pension Fund***

Amount of sanction (roubles): ***268***

Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***

Authority applying the sanction: ***Interdistrict inspectorate on major tax-payers for Vologda Oblast***

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty to the Pension Fund***

Amount of sanction (roubles): ***76***

Sanction execution progress: ***executed***

Date of sanction: ***26.03.2003***

Authority applying the sanction: ***Interdistrict inspectorate on major tax-payers for Vologda Oblast***

Grounds of applying the sanction: ***Failure to comply with the schedule for tax payment***

Type of sanction: ***Penalty on payment of Single Social Tax to Social Insurance Fund***

Amount of sanction (roubles): ***8***

Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees***

Grounds of applying the sanction: ***Overdue payment***

Type of sanction: ***Penalty on the profit tax***

Amount of sanction (roubles): ***575***

Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Admiralteysky district of Saint Petersburg***

Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***27 231***

Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kurortny district of Saint Petersburg***

Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***

Amount of sanction (roubles): ***1 401***

Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***

Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian***

Federation for Tsentralny district of Saint Petersburg
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***337 909***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Petrogradsky district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***21 342***
Sanction execution progress: ***executed***

Date of sanction: ***31.03.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Kalininsky district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***271 382***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Moskovsky district of Saint Petersburg***
Grounds of applying the sanction: ***Sales tax under additional returns***

Type of sanction: ***penalty***
Amount of sanction (roubles): ***28 293***
Sanction execution progress: ***executed***

Date of sanction: ***1.04.2003***
Authority applying the sanction: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Pskov***
Grounds of applying the sanction: ***Failure to pay in due time***

Type of sanction: ***penalty on advertising tax***
Amount of sanction (roubles): ***2***
Sanction execution progress: ***executed***

Description of the essence of all continuing court proceedings, in which the Issuer is participating as defendant:

As of the current moment, the bulk of disputes, in which the Company has to participate as defendant, is comprised by cases based on actions of communication services consumers in connection with failure to provide, or to provide with good quality or to provide in time

communication services, actions for indemnification of individuals for moral damage under the law "On Protecting Consumers' Rights", actions related to failure to provide privileges to certain categories of consumers, and pre-agreement disputes with legal entities.

The arbitration court system of the Northwestern region is also considering disputes based on actions of state authorities (tax authorities, antimonopoly authorities, state property management authorities, etc.), related to normal business activities of the Company. On the whole, there are no court proceedings, in which OJSC North-West Telecom acts as defendant and which could have an essential effect on the operations and financial results of the Company.

The Company is the defendant in actions of minority shareholders, related to recognizing as invalid the decisions of the meetings of the Board of Directors and the General Meetings of the Shareholders, that took the decision on re-organization of the Company in 1999-2002.

The legal service of OJSC North-West Telecom estimates the probability of a favourable outcome of these cases as high, because at the moment, after the re-organization process is over, the attitude of the courts looks as quite definite: the re-organization procedure itself (both on the whole, and the individual decisions of authorized bodies) has been the subject of study during court sessions more than once; the courts have drawn a conclusion that the re-organization has been carried out in compliance with the laws and that there are no grounds for recognizing any decisions of the authorized bodies as invalid.

All court proceedings related to exacting the debt from OJSC North-West Telecom to LLC NPK Zenith, in which the Company acted as defendant, have been terminated by the moment.

23. Issuer's Contractual and Other Commitments

23.1. Transactions (groups of interrelated transactions) to be made or executed within six months from the date of approval of the decision on the bonds issue, the sum total of which is at least 10 per cent of the balance value of the Issuer's assets as of the date of the last completed reporting quarter preceding the approval of the decision on the issue:

There are no such transactions

23.2. Other Liabilities of the Issuer

Other liabilities that were not fulfilled by the Issuer as of the date of approval of the decision on the bonds issue, if their amount is at least 5 per cent of the balance value of the Issuer's assets as of the date of the last completed reporting quarter preceding the approval of the decision on the bonds issue:

none

23.3. Issuer's Crediting History

Fulfilment by the Issuer of obligations under credit agreements and/or agreements of loan that were effective earlier or effective as of the moment of approval of the decision on the bonds issue, the sum total of the principal debt under which is at least 10 per cent of the balance value of the Issuer's net assets as of the date of the last completed reporting quarter preceding the making of the respective agreement:

Information is given for the three completed fiscal years prior to the date of approval of the decision on the bonds issue or for each completed fiscal year from the moment of foundation in case the Issuer has been operating less than three years, and for the last quarter prior to approval of the decision on the bonds issue.

There have been no such obligations.

24. Outstanding Liabilities of the Issuer.

As of 1st January 2003, OJSC North-West Telecom had 7 debt instruments due to Vnesheconombank worth of 439.3 MIO roubles all in all.
The said liabilities arose in the period from 21.03.95 to 10.07.97 when the debt of legal entities – entities of the Russian Federation – under target foreign credits attracted by the Government of the Russian Federation (borrowings in foreign currency) was being re-stated. The said credits were used for payment for deliveries of imported telecommunication equipment to the territory of the North-Western region of RF. The equipment had been received by legal entities that were transformed into branches of OJSC North-West Telecom in autumn 2002.
The currency of the liabilities was Deutschemark (later Euro).
The debt obligations repayment schedule provided for their complete repayment before December 2006. However, as a result of the crisis of 1998, the execution of the earlier planned repayment schedule was delayed. Many corporations that had been implementing big investment projects using target foreign credits attracted by the Government of the Russian Federation found themselves in a difficult situation.
To overcome the situation, on 27th July 2002 the Government of the Russian Federation issued Resolution No. 574: "ON THE PROCEDURE AND CONDITIONS OF RESTRUCTURING AND WRITING OFF IN 2002 THE DEBTS OF LEGAL ENTITIES - ENTITIES OF THE RUSSIAN FEDERATION AND MUNICIPAL ENTITIES – IN RESPECT OF THE TARGET FOREIGN CREDITS (BORROWINGS) AND CREDITS (LOANS) IN FOREIGN CURRENCY ATTRACTED BY THE RUSSIAN FEDERATION AND GRANTED THROUGH THE FUNDS OF THE FEDERAL BUDGET."
In compliance with this Resolution, branches of OJSC North-West Telecom (which were independent legal entities then) prepared and sent the sets of documents required for restructuring to the Ministry of Finance of the Russian Federation. In connection with the planned restructuring,

payments under debt obligations were suspended until its completion. The restructuring is planned for the year 2003.
As of 01.01.03, the debt of OJSC North-West Telecom to Vnesheconombank due, but not paid according to the earlier approved schedule, was the equivalent of 245.7 MIO roubles (it was -254.4 MIO roubles as of 01.04.03).

Expected time of the outstanding debt repayment is during the restructuring of the debt to Vnesheconombank in the third quarter of the year 2003

At the moment, the restructuring of the debt to Vnesheconombank is being carried out in compliance with article 113 or article 115 of the Federal Law of RF No. 176-FZ of 24.12.02 and Resolution of the Government of RF of 16.04.03.
Under the said acts, the restructuring will be carried out on the following conditions:
- repayment of the consolidated debt will be effected till 2012, in compliance with the new repayment schedule;
- when the agreement (contract) of debt restructuring is signed, 50% of the total amount of penalties and fines are written off;
- if the borrower duly adheres during the first two years to the payment schedule established by the agreement (contract) of debt restructuring, the entire amount of the restructured penalties and fines is written off;
- the debt restructuring shall be carried out on the condition of the borrower paying a lumpsum of 2% of the principal debt under the above credits in advance;

The planned time of restructuring completion is the 3rd quarter 2003.

25. Analysis of the economic operation, for the purposes of which funds are borrowed by the issue and sale of bonds.

Purposes, for which the funds obtained from bonds floatation are to be used.

The funds obtained from Issuer's bonds floatation are to be used for financing of all areas of its current business.

Description (nature) of the transaction or another operation, for the purposes of which funds are borrowed, including delivery and payment terms (if the borrowing is effected for the purpose of funding a transaction or another operation)

No description is given, as funds are not borrowed for the purposes of any particular transaction or another operation

The price (value) of a transaction(s) or another operation(s) and its (their) compliance with the market prices (in case the borrowing is for the purposes of financing a transaction or another operation)

No price is given, as funds are not borrowed for the purposes of any particular transaction or another operation

Payback of incurred costs on the basis of forecasted financial flows for the entire period of bonds circulation

As funds are not borrowed for the purposes of any particular transaction or another operation, costs incurred from the funds obtained from bonds floatation shall be evaluated not by a single transaction or another operation, but within the total Issuer's expenses for current activities. Respectively, the payback of the costs incurred from the funds obtained from bonds floatation corresponds to the total payback of Issuer's expenses for current production activities.

According to preliminary forecasts, during the entire period of Issuer's bonds floatation in 2003-2007, there will be a stable excess of the receipt of monetary funds from current activities over expenses for the respective activities (including payments under the coupons and retirement of

bonds). Thus, the current activities payback factor calculated as the ratio of the sum total of monetary funds received from current activities to the sum total of expenses for the respective activities will be 101.7% on the average for the said period.

Forecast of flow of monetary funds thousand roubles	*2003*	*2004*	*2005*	*2006*	*2007*	*Total for period*
TOTAL receipts, including bond loan	*16 332 024*	*18 282 793*	*20 889 793*	*24 009 793*	*26 937 793*	*106 452 196*
TOTAL expences, including coupon payment and bond retirement	*16 129 231*	*17 933 000*	*20 470 000*	*23 560 000*	*26 485 000*	*104 577 231*
*Funds remaining at the disposal of the enterprise**						
Ratio of funds remaining at the disposal of the enterprise and the total amount of receipts, %	*1,24*	*1,91*	*2,01*	*1,87*	*1,68*	*1,76*
Costs payback (ratio of the sum total of receipts and total amount of expenses), %	*101,26*	*101,95*	*102,05*	*101,91*	*101,71*	*101,79*

** Taking into account accumulated receipts of past years remaining at the disposal of the Issuer*

26. Forecast of the receipt of financial flows for execution of the obligations under Issuer's Bonds.

Sources from which it is planned to fulfil the obligations under the Bonds

It is planned to fulfil the obligations under the Issuer's Bonds from the income expected by the Issuer as a result of its production activities. The increase of Issuer's circulating assets through funds received from Bonds floatation will make it possible to increase the volumes of services provided and to release from the circulating assets own capital of the Issuer, which will be assigned for the funding of the investment activities

Issuer's forecast in respect of the filling of the said sources (receipts of financial flows) for the entire period of Bonds circulation (thousand roubles)

	2003	2004	2005	2006	2007
Cash balance as of the start of the year					
INCOME total	*15 988 267*	*18 080 000*	*20 540 000*	*23 590 000*	*26 488 000*
including:					
- from operations	*13 799 725*	*16 700 000*	*19 340 000*	*22 350 000*	*25 200 000*
- credits received	*564 885*	*1 200 000*	*1 000 000*	*1 000 000*	*1 000 000*
- bond loans	*1 500 000*				
- other income	*123 657*	*180 000*	*200 000*	*240 000*	*288 000*
EXPENCES total	*16 132 354*	*17 933 000*	*20 470 000*	*23 560 000*	*26 485 000*
including:					
- for wages and funds	*2 493 690*	*2 990 000*	*3 600 000*	*4 300 000*	*5 100 000*
- acquisition of material assets	*423 365*	*510 000*	*630 000*	*750 000*	*880 000*
- tax payment (profit tax and others)	*3 276 373*	*3 900 000*	*4 300 000*	*4 600 000*	*5 400 000*
- investment expenses	*2 095 516*	*2 263 000*	*2 600 000*	*2 800 000*	*3 200 000*
- re-payment of loans (banking and commodity)					
- payment to Rostelecom					
- coupon yield payment	*45 000*	*180 000*	*180 000*	*680 000*	*1 135 000*
- other expenses	*3 798 039*	*4 190 000*	*4 600 000*	*4 650 000*	*4 800 000*
Cash balance as of the end of the year	*202 793*	*349 793*	*419 793*	*449 793*	*452 793*

Note: the data are given taking into account the VAT

27. Extra essential information

On 17th July 2002 the Inspectorate of the Ministry of the Russian Federation for taxes and fees for Tsentralny District of St. Petersburg issued the Certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002.

Basic state registration No. - 1027809169849

B. Data on the Financial and Economic Position of the Issuer

28. Annual accounting report of the Issuer for the three fiscal years prior to the date of the approval of the decision on bonds issue, accepted by Tax authorities

See Appendix

29. Issuer's accounting report for the last quarter prior to approval of the decision on bonds issue, accepted by Tax authorities

See Appendix

30. Accounting policy of the Issuer

See Issuer's Accounts and Reports

31. Summary (consolidated) accounting (financial) reports of the Issuer and its subsidiaries and affiliates for the three fiscal years prior to approval of the decision on bonds issue.

The summary (consolidated) financial reports for the years 2000 and 2001, made up in compliance with US GAAP, are enclosed to this Offering Circular. The summary (consolidated) financial reports for the year 2002 are being prepared as of the moment of the approval of this Offering Circular.

The duty of an organization to make up summary accounts is established by clause 91 of the Order of the Ministry of Finance of RF No. 34n "On Approving the Provisions on Book-Keeping and Reporting in the Russian Federation" of 29.07.98.

In compliance with the said order, if an organization has subsidiaries or dependent companies, summary accounts are to be made up besides own accounting report, including the reporting indices of such companies situated in the territory of the Russian Federation and outside the Russian Federation, according to the procedure established by the Ministry of Finance of the Russian Federation.

Meanwhile, no procedure for making up summary (consolidated) reports has been established by the Ministry of Finance of the Russian Federation by today. The only document concerning making up such reports is the Order of the Ministry of Finance No. 112 of 30th December 1996 "On Methodological Recommendations for Making up and Submitting Summary Accounts" Meanwhile, this act is not a normative act (according to the resolution of the Ministry of Justice of the Russian Federation of 19th March 1997, No. 07-02-285-97, this order of the Ministry of Finance does not require state registration), is of purely methodological nature, and, besides, that document does not establish a procedure, but just determines the general approaches towards making up summary accounts. There are no explanations or instructions in respect of applying that order.

At the same time, according to clause 8 of the Order, a Group may abstain from making up summary accounts according to the rules provided for by the standard acts and methodological instructions on book-keeping of the Ministry of Finance of the Russian Federation, if the following conditions are simultaneously observed:

the summary accounts have been made up on the basis of the International Accounting Standards (IAS) prepared by the International Accounting Standards Committee;

- the Group must ensure reliability of the summary accounts made up on the basis of IAS;

- the explanatory note to the summary accounts contains the list of applied accounting requirements, discloses the book-keeping methods, including evaluations differing from the rules provided for by the standard acts and methodological instructions on accounting of the Ministry of Finance of the Russian Federation.

The consolidated reports according to IAS for the year 2002 are being prepared at the moment.

LLC Arkhangelsk City Telephone Network is an important subsidiary for OJSC North-West Telecom. The profit and net loss of LLC Arkhangelsk City Telephone Network in the 1st quarter of 2003 were 4 115 834 roubles and 588 886 roubles respectively. The debt (including the long-term and short-term debts) as of 31st March 2003 was 51 235 385 roubles.

The following companies are important subsidiaries for OJSC North-West Telecom:

- *SZAO Medexpress*
- *ZAO Delta Telecom*
- *ZAO WestBalt Telecom*

The summary receipts and net loss in the 1st quarter of 2003 were 252 103 792 roubles and 51 698 098 roubles respectively. The summary debt (including the long-term and short-term debts) as of 31st March 2003 was 1,037,164,648 roubles.

32. Fixed assets

Data on fixed assets as of the end of the quarter prior to approval of the decision on the issue of securities:

Initial (replacement) value: ***19,846,867 thousand roubles***

Amount of wear charged: ***8,774,663 thousand roubles***

Data on last re-valuation of fixed assets and fixed assets leased on a long-term basis, carried out during the three years preceding the year prior to approval of the decision on the issue of securities:

Date of re-evaluation ***1.01.2000***

Full balance value of fixed assets prior to re-evaluation: ***6,880,458 thousand roubles***

Residial (less wear) value of fixed assets prior to re-evaluation ***4,106,628 thousand roubles***

Full balance value of fixed assets taking into account re-evaluation: ***8,107,876 thousand roubles***

Residial (less wear) value of fixed assets taking into account to re-evaluation ***5,204,986 thousand roubles***

Revaluation method: direct recalculation on the basis of the data confirmed by documents

Explanations to the re-valuation method (including the valuation technique):

Evaluation of buildings and facilities was mainly carried out by the index method - using the indices of rise in prices of construction and installation in industrial engineering in the region as of December 1999.

The basic information for using the indices of rise in prices normally consists in data on the estimate value of facilities or on actually incurred expenses for their construction as included in the inventory list of fixed assets during commissioning. If the said information is not available, valuation is performed based on the functional purpose, construction volume or area of the site, using the standard values of the comparison unit cost in basic prices.

To determine the complete replacement value of the produced equipment, as well as other fixed assets, information on market prices for valuation objects or their functional analogues in the region as of December 1999 was used. If and when necessary, such information was adjusted for the existing differences between the valuation object and its functional analogues.

Name of the group of fixed assets	Full value prior to revaluation, roubles	Residential (less depreciation) value prior to revaluation, roubles	Date of revaluation	Full value after revaluation, roubles	Residential (less depreciation) value after revaluation, roubles
land plots	2 930	1 749	1.01.2000	2 930	1 749
buildings	931 157	555 765	1.01.2000	2 547 270	1 635 304
facilities	2 099 294	1 252 972	1.01.2000	2 099 299	1 347 714
machines and equipment	3 821 537	2 280 899	1.01.2000	3 433 677	2 204 362
transport facilities	16 759	10 002	1.01.2000	16 326	10 482
production and economic implements	8 710	5 199	1.01.2000	8 272	5 310
other types of fixed assets	71	42	1.01.2000	102	65
Total:	**6 880 458**	**4 106 628**		**8 107 876**	**5 204 986**

33. Value of Issuer's Real Estate

Enlarged list of Issuer's real estate as of the end of the quarter prior to approval of the decision on the issue of securities:

Type of premises	Location	Year(s) of construction	Total area (sq. m)	Residual value, (thousand roubles)
Administrative buildings and premises		-		
	Arkhangelsk oblast	1917 – 1999	14 810	28 069.97
	Vologda oblast (including Cherepovets district)	1970 – 2000	9 515	18 398.82
	Kaliningrad oblast	1945 – 2001	8 923	6 527.06
	Republic of Karelia	1954 – 2000	742	53.64
	Murmansk oblast	1977 – 1994	4 844	8 620
	Novgorod oblast	1987 – 1996	2 036	1 398.51
	Saint Petersburg	1900 – 1994	57 124	419 232.06
	Pskov oblast	1956 – 1995	9 528	14 397.98
Basic production buildings and premises		-		
	Arkhangelsk oblast	1900 – 2001	104 423	111 191.87

	Vologda oblast (including Cherepovets district)	1900 – 2002	75 126	126 080.05
	Kaliningrad oblast	1945 – 2001	44 426	70 949.65
	Republic of Karelia	1939 – 2002	64 378	146 476.8
	Murmansk oblast	1932 – 2002	69 503	233 264
	Novgorod oblast	1917 – 2002	37 516	32 624.61
	Leningrad oblast	1996 – 1996	415	916.1
	Saint Petersburg	1900 – 1999	457 946	1 587 941.92
	Pskov oblast	1945 – 2002	51 562	52 946.68
Auxiliary production buildings and premises (TP, diesel centers, accumulator stations, garages)		-		
	Arkhangelsk oblast	1925 – 2001	7 658	4 677.99
	Vologda oblast (including Cherepovets district)	1963 – 1999	3 528	15 342.88
	Kaliningrad oblast	1945 – 1998	2 478	936.03
	Republic of Karelia	1963 – 1998	2 372	1 204.59
	Murmansk oblast	1963 – 1998	1 146	401
	Novgorod oblast	1958 – 2002	2 007	186.89
	Saint Petersburg	1900 – 1993	6 549	7 974.44
	Pskov oblast	1962 – 1999	2 095	231.47
Housing, social and cultural facilities		-		
	Arkhangelsk oblast	1937 – 2002	8 712	12 812.41
	Vologda oblast (including Cherepovets district)	1960 – 2001	697	723.95
	Kaliningrad oblast	1945 – 1998	843	1 376.57
	Republic of Karelia	1960 – 1999	1 035	331.11
	Murmansk oblast	1962 – 2001	2 078	3 244
	Novgorod oblast	1958 – 2002	852	1 641.91
	Leningrad oblast	1915 – 2001	21 785	54 146.53
	Saint Petersburg	1976 – 1997	1 958	7 435.87
	Pskov oblast	1993 – 1995	221	193.89
Other real estate		-		
	Arkhangelsk oblast	1922 – 1999	2 266	2 584.56
	Vologda oblast (including Cherepovets district)	1937 – 2002	3 215	1 282.81
	Kaliningrad oblast	1945 – 1996	2 624	1 108.7
	Republic of Karelia	1945 – 1996	1 966	1 670.97
	Murmansk oblast	1989 – 1998	656	561
	Novgorod oblast	1958 – 1985	2 155	191.83
	Pskov oblast	1958 – 2001	2 256	1 182.12
Total:			1 093 969	2 980 533.24

The property has not been evaluated by an independent appraiser.

34. Issuer's intangible assets

Issuer's intangible assets as of the end of the quarter prior to approval of the decision on the issue of securities:

Name of the group of fixed assets	Full value prior to revaluation, roubles	Residual (less depreciation) value prior to revaluation, roubles	Date of revaluation	Full value after revaluation, roubles	Residential (less depreciation) value after revaluation, roubles
Exclusive rights to trademarks and servicing marks	5.551	4.3	-	-	-
Exclusive rights to computer programmes and databases	110.356	84.541	-	-	-
Total:	**115.907**	**88.841**	-	-	-

There have been no contributions of intangible assets to the authorized capital or their receipts free of charge.

35. Issuer's Financial Investment

Amount of all financial investment of the issuer as of the end of the last fiscal year prior to approval of the decision on the issue of bonds: ***164,394 thousand roubles***

Financial investment of the issuer, making over 10 per cent of all financial investment as of the end of the last fiscal year prior to approval of the decision on the issue of bonds:

35.1. Long-term financial investment of the issuer:

35.1.1

Name of financial investment: ***investment in the authorized capital***

Party obliged under the financial investment:

Full official name: ***Arkhangelsk City Telephone Network Limited Liability Company***

Abbreviated name: ***LLC AGTS***

Total amount of the financial investment (roubles): ***62 052 490***

Place of business: ***4, proyezd Priorova, Arkhangelsk, Russia***

Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071***

TIN: ***2901005600***

Total balance value of financial investments: ***62,052.49 thousand roubles***

Total market value of financial investment:

No information on the market price (value) is given.

The market price of the financial investment cannot be determined, as according to the legislation of RF and the Company's Articles of Association, such financial investment is not a subject of circulation in the free market.

Information on the amount of potential losses related to bankruptcy of an issuer of securities of this type and category (the party obliged under the securities):

The amount of potential losses related to bankruptcy of the party obliged under the financial investment is equal to its total balance value -62,052,490 roubles.

35.1.2

Type, category and form of securities: ***common registered non-documentary shares***

Securities Issuer:

Full official name: ***Telecominvest Open Joint-Stock Company***

Abbreviated name: ***Telecominvest Open Joint-Stock Company***

Place of business: ***24, ul. B. Morskaya, St. Petersburg, 191186***

Mailing address: ***54, Nevsky pr., St. Petersburg, 191186***

TIN: ***7825338139***

Data on issues of securities of this category held by the issuer:

Date of issue registration by the state:	State registration number of the issue	Authority of state registration of the issue:
1.03.1995	72-1-1779	finance authorities
26.04.1996	72-1-3186	finance authorities
27.01.1997	72-1-6694	finance authorities

Face value of one security (roubles): ***10***

Number of securities owned by the Issuer: ***2 449 990***

Total face value of the securities owned by the Issuer (roubles): ***24 499 900***

Total balance value of financial investments: ***24,499.9 thousand roubles***

Total market value of financial investment:

No information on the market price (value) is given.

The market price of the financial investment cannot be determined, as shares of this issuer have not been included in quoting listings of any stock exchange.

Data on income yielded by the securities:

No income has been charged or paid by the securities

Information of reserves created for devaluation of the securities:

No reserves for guarantee of the securities have been created.

Information on the amount of potential losses related to bankruptcy of an issuer of securities of this type and category (the party obliged under the securities):

The amount of potential losses related to bankruptcy of the party obliged under the financial investment is equal to its total balance value -24,499,900 roubles.

35.1.3

Type, category and form of securities: ***common registered non-documentary shares***

Securities Issuer:

Full official name: ***Medexpress Private Insurance Company***

Abbreviated name: ***SZAO Medexpress***

Place of business: ***2, ul. Malaya Konyushennaya, Saint Petersburg Russia***

Mailing address: ***14, ul. Gorokhovaya, St. Petersburg, 191186***

Data on issues of securities of this category held by the issuer:

Date of issue registration by the state:	State registration number of the issue	Authority of state registration of the issue:
28.12.1998	MF 72-1-02856	finance authorities
23.11.1999	MF 72-1-03276	finance authorities

Face value of one security (roubles): ***26***

Number of securities owned by the Issuer: ***154 416***

Total face value of the securities owned by the Issuer (roubles): ***4 014 816***

Total balance value of financial investments: ***21,361.473 thousand roubles***

Total market value of financial investment:

No information on the market price (value) is given.

The market price of the financial investment cannot be determined, as according to the legislation of RF and the Company's Articles of Association, such financial investment is not a subject of circulation in the free market.

Data on income yielded by the securities:

No income has been charged or paid by the securities

Information of reserves created for devaluation of the securities:

No reserves for guarantee of the securities have been created.

Information on the amount of potential losses related to bankruptcy of an issuer of securities of this type and category (the party obliged under the securities):

The amount of potential losses related to bankruptcy of the party obliged under the financial investment is equal to its total balance value -21,361,473.2 roubles.

35.2. Short-term financial investments of the Issuer:

There is no such investment making at least 10 per cent of the entire financial investment of the

issuer.

36. Issuer's joint activity

In 2002 and in the first quarter of 2003 there were no joint activities of the Issuer with other organizations.

37. Debts Receivable And Accounts Payable

37.1. Structure of accounts payable

as of March 31, 2003

Name of accounts payable	The term of the payment					
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	more than 1 year
Borrowed funds, total, thousand roubles including:	*438 618.734*	*27 768.782*	*8 715.03*	*22 473.577*	*63 896.52*	*1 463 168.686*
Outstanding debt in respect of borrowed funds, thousand roubles	25 845.912	6 956	6 956	21 333	40 496	152 843.858
Bank credits, thousand roubles	87 029.379	20 812.782	1 759.03	-	-	20 606.397
Loans, thousand roubles including:	351 589.355	6 956	6 956	22 473.577	63 896.520	349 655.512
Bond loans, thousand roubles	300 000	-	-	-	-	-
Other accounts payable, total, thousand roubles including:	1 173 608.121	484 490.152	14 093.286	24 765.449	46 873.104	68 161.703
Overdue ones, thousand roubles	-	-	-	-	-	-
To suppliers and contractors, thousand roubles	128 075.989	236 537.332	10 793.838	21 253.147	44 099.828	66 865.937
Notes payable, thousand roubles	-	-	-	-	-	-
To subsidiaries and affiliates, thousand roubles	7.232	-	-	-	-	-
On wages, thousand roubles	119 305.514	-	-	-	-	-
Indebtedness to budget and out-of-the-budget funds, thousand roubles	340 557.414	-	-	-	-	94.132
Overdue one, thousand roubles	-	-	-	-	-	94.132
Total:	1 612 226.855	512 258.934	22 808.316	47 239.026	110 769.624	1 531 330.389

There are accounts payable secured by a deposit.

Amount of debt secured by a deposit (***thousand roubles***):

257 200

Form of pledge:

Accounts payable of OJSC North-West Telecom secured by a deposit

Supplier / creditor	*Date of making agreement*	*Currency (roubles/USD/Euro)*	*Value of debt as of March 31, 2003 (thousand roubles)*	*Value of security as of March 31, 2003 (thousand roubles)*	*Form of pledge*	*Pledged property*
Vologda						
Sberbank # 788	*23.04.2002*	*roubles*	*7 600*	*9 724*	*Pledge of fixed assets*	*Telecommunication equipment*
Sberbank # 789	*23.04.2002*	*roubles*	*10 300*	*16 736*	*Pledge of fixed assets*	*Telecommunication equipment*
Cherepovets						
Promenergobank OJSC	*23.07.2002*	*roubles*	*5 593*	*22 401*	*Pledge of fixed assets*	*Telecommunication equipment*
Promenergobank OJSC	*24.12.2002*	*roubles*	*4 000*	*7 132*	*Pledge of fixed assets*	*Telecommunication equipment*
Karelia						
Siemens AG 01-06-12-95	*06.12.95*	*Euro*	*54 356*	*11 283*	*Pledge of fixed assets*	*Telecommunication equipment*
Siemens AG XX/01137103	*24.02.97*	*Euro*	*28 849*	*6 200*	*Pledge of fixed assets*	*Telecommunication equipment*
Siemens AG 075-0401-07	*24.02.98*	*Euro*	*32 267*	*17 004*	*Pledge of fixed assets*	*Telecommunication equipment*
Siemens AG 075-0401-08	*24.04.01*	*Euro*	*12 767*	*10 265*	*Pledge of fixed assets*	*Telecommunication equipment*
Novgorod						
Novgorod branch Sberbank # 8629 # 10059-kp	*09.08.2002*	*roubles*	*19 054*	*72 938*	*Pledge of fixed assets*	*Telecommunication equipment*
Murmansk						
Lusent Technologies	*01.08.1997*	*Euro*	*58 290*	*58 290*	*Pledge of fixed assets*	*Telecommunication equipment*
Kaliningrad						
Vneshekonombank	*1995-1997*	*roubles*	*24 124*	*27 514*	*Pledge of fixed assets*	*Telecommunication equipment*

Amount of pledge in monetary terms (***thousand roubles***)

259 487

Besides, the Company issued sureties worth of 1,853 thousand roubles on the whole for credits received by employees from OJSC Promenergobank.

Information on overdue accounts payable

As of 1st January 2003, OJSC North-West Telecom had 7 debt instruments due to Vnesheconombank worth of 439.3 MIO roubles all in all.
The said liabilities arose in the period from 21.03.95 to 10.07.97 when the debt of legal entities – entities of the Russian Federation – under target foreign credits attracted by the Government of the Russian Federation (borrowings in foreign currency) was being re-stated. The said credits were used for payment for deliveries of imported telecommunication equipment to the territory of the North-Western region of RF. The equipment had been received by legal entities that were transformed into branches of OJSC North-West Telecom in autumn 2002.
The currency of the liabilities was Deutschemark (later Euro).
The debt obligations repayment schedule provided for their complete repayment before December 2006. However, as a result of the crisis of 1998, the execution of the earlier planned repayment schedule was delayed. Many corporations that had been implementing big investment projects using target foreign credits attracted by the Government of the Russian Federation found themselves in a difficult situation.
To overcome the situation, on 27th July 2002 the Government of the Russian Federation issued Resolution No. 574: "ON THE PROCEDURE AND CONDITIONS OF RESTRUCTURING AND WRITING OFF IN 2002 THE DEBTS OF LEGAL ENTITIES - ENTITIES OF THE

RUSSIAN FEDERATION AND MUNICIPAL ENTITIES – IN RESPECT OF THE TARGET FOREIGN CREDITS (BORROWINGS) AND CREDITS (LOANS) IN FOREIGN CURRENCY ATTRACTED BY THE RUSSIAN FEDERATION AND GRANTED THROUGH THE FUNDS OF THE FEDERAL BUDGET."

In compliance with this Resolution, branches of OJSC North-West Telecom (which were independent legal entities then) prepared and sent the sets of documents required for restructuring to the Ministry of Finance of the Russian Federation. In connection with the planned restructuring, payments under debt obligations were suspended before its completion. The restructuring is planned for the year 2003.

As of 01.01.03, the debt of OJSC North-West Telecom to Vnesheconombank due, but not paid according to the earlier approved schedule, was the equivalent of 245.7 MIO roubles (it was -254.4 MIO roubles as of 01.04.03).

The delay took place in respect of the following liabilities:

The Branch Artelecom

- Debt instrument No. 57-1-1-27 of 21.03.95

Interest rate: 6.5 % per annum; 2 % - commission of the Ministry of Finance of RF

Penalty sanctions (penalty interest) – During the first 15 calendar days from the date the debt arose at the agreement rate effective as of the date the debt arose, plus 1% per annum; upon expiry of 15 calendar days to the date of payment at the agreement rate effective as of the date of the debt plus 1.5% per annum.

There is no penalty.

- Debt instruments No. 149-1-1-27 of 02.12.96 and No. 110-1-1-27 of 19.06.96

Interest rate: 6.5 % per annum; 2 % - commission of the Ministry of Finance of RF

Penalty sanctions (penalty interest) – During the first 15 calendar days from the date the debt arose at the agreement rate effective as of the date the debt arose; upon expiry of 15 calendar days to the date of payment at the agreement rate effective as of the date of the debt plus 0.5% per annum.

There is no penalty.

The Branch Murmanelectrosvyaz

- Debt instrument No. 118-1-1-27 of 19.07.96

Interest rate: 6.5 % per annum; 2 % - commission of the Ministry of Finance of RF

Penalty sanctions (penalty interest) – During the first 15 calendar days from the date the debt arose at the agreement rate effective as of the date the debt arose; upon expiry of 15 calendar days to the date of payment at the agreement rate effective as of the date of the debt plus 0.5% per annum.

There is no penalty.

Expected time of the outstanding debt repayment is during the restructuring of the debt to Vnesheconombank in the third quarter of the year 2003

At the moment, the restructuring of the debt to Vnesheconombank is being carried out in compliance with article 113 or article 115 of the Federal Law of RF No. 176-FZ of 24.12.02 and Resolution of the Government of RF of 16.04.03.

Under the said acts, the restructuring will be carried out on the following conditions:

- repayment of the consolidated debt will be effected till 2012, in compliance with the new repayment schedule;

- when the agreement (contract) of debt restructuring is signed, 50% of the total amount of penalties and fines are written off;

- if the borrower duly adheres during the first two years to the payment schedule established by the agreement (contract) of debt restructuring, the entire amount of the restructured penalties and fines is written off;

- the debt restructuring shall be carried out on the condition of the borrower paying a lumpsum of 2% of the principal debt under the above credits in advance;

The planned time of restructuring completion is the 3rd quarter 2003.

Information on the accounts payable between the Issuer and its subsidiaries:

Debtor	Creditor	Debt, thousand roubles
Open Joint-Stock Company North-West Telecom	Arkhangelsk City Telephone Network Limited Liability Company	7.232

Total amount of Issuer's debts to subsidiary companies: ***7,232 thousand roubles***

Total amount of debts of subsidiary companies to Issuer: ***0 thousand roubles***

Accounts payable of subsidiaries among each other:

none

Creditors, the debt to each of which is at least 10 per cent of the entire debt:

No such creditors

37.2. Structure of accounts payable

as of March 31, 2003

Name of account receivable	The term of the payment					
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	more than 1 year
Accounts receivable, total, thousand roubles including:	1 202 790	310 861	80 691	189 135	166 504	355 078
Overdue ones, thousand roubles	167 726	123 454	79 182	170 045	160 993	322 900
To suppliers and contractors, thousand roubles	860 340	123 454	79 182	170 045	160 993	322 900
Notes payable, thousand roubles including:	1 800	-	-	-	-	-
Debts of subsidiaries and affiliates, thousand roubles	1 947.704	-	-	-	-	9 000
advances distributed, thousand roubles including:	169 178	156 755	1 006	17 193	2 719	133
other debtors, thousand roubles	169 524	30 652	503	1 897	2 791	23 045

Debtors, the debt of each of which is at least 10 per cent of the entire debt:

No such debtors

38. Monetary Funds

Data on balance of frozen (blocked) bank accounts as of the end of the last quarter prior to approval of the decision on the issue of securities:

Name of bank	Balance on accounts (roubles)	Cause of freezing	Freezing time
SPb Branch, JSCB Incombank	20.97	bank under liquidation	Timing not fixed
Bank Menatep	30.633	gone bankrupt	Timing not fixed
Cherepovetscombank bank	12.804	gone bankrupt	Timing not fixed

Information on Issuer's accounts payable, collected in the bank's files:

There are no Issuer's accounts payable, collected in the bank's files

39. Reserves

Information on the amount of the created reserve for doubtful debts and the methods of calculating such reserve:

In 2002, for the purposes of accounting, the accounts receivable exceeding 90 days are fully reserved, while the accounts receivable with the period up to 90 days are not reserved.

The reserve has been calculated in the amount of 100% of doubtful debts and is 663,403 thousand roubles.

As of 31.03.2003, the doubtful accounts receivable reserve was reduced by 105,923 thousand roubles of the claimed (written off) accounts receivable and made 557,479 thousand roubles and, at the same time, increased by 96,193 thousand roubles of the new debt.

Information on claimed accounts payable, which was earlier recognized as doubtful and for which the doubtful debt reserve was created:

In the 1st quarter of 2003 the claimed (written off) accounts receivable were 105,923 thousand roubles.

Information on other reserves created at the enterprise, their value and calculation method:

In compliance with the Federal Law On Joint-Stock Companies, a reserve of 29,375 thousand roubles was created.

Information on the size, and formation and use methods of the Issuer's employees joint-stock fund:

No Issuer's employees joint-stock fund has been formed at the enterprise.

40. Profit and Loss

Dynamics of the indices describing Issuer's profitability/unprofitableness for the three completed fiscal years prior to the date of approval of the decision on the bonds issue or for each completed fiscal year from the moment of foundation in case the Issuer has been operating less than three years, and for the last quarter prior to approval of the decision on the bonds issue.

Index	**Year**	**Year**	**Year**	**Quarter**
	2000	2001	2002	1st quarter of 2003
Net profit (thousand roubles)	377 271	364 112	133 511	330 911
Paid profit tax, thousand roubles	187 957	327 168	204 294	136 456
Profitability of net assets, %	6.29	5.8	1.22	2.94
Profitability of own capital,%	6.29	5.8	1.22	2.94
Profitability of sales, %	31.5	30.29	28.81	27.74
Amount of losses according to balance sheet, thousand roubles	-	-	-	-
Ratio of balance sheet losses and balance sheet currency, thousand roubles	-	-	-	-

Description of the method used for the calculation of the given indices:

The calculation for the years 2000 and 2001 has been performed in compliance with the methods recommended by the Federal Commission for Securities Market of Russia in the Resolution dated 19.10.01 No. 27 "On Approving Standards for Bonds Issue and Their Offering Circulars". Net assets for the year 2002 and the 1st quarter of 2003 have been calculated in compliance with the Order of the Ministry of Finance of RF No. 10n and FKCB No. 03-6/pz of 29th January 2003 "On Approving the Procedure of Evaluating Net Assets of Joint-Stock Companies".

Analysis.

A reduction of the net profit index of the Company for the year 2002 as compared to the same period of the previous year was caused by making the doubtful debt reserve as of 31.12.02 in the amount of 663 403 thousand roubles. A doubtful accounts receivable reserve is formed by the Company in the full amount of accounts receivable with the accrual period over 90 days. A sharp reduction of the profitability indices of net assets and own capital is caused by the fact that the net profit of the base organization for the period from 01.01.2002 till 31.12.2002 and of affiliated organizations for the period from the date of re-organization till 31.12.2002 was taken into account. Net profit of the affiliated organizations for the period from 01.01.2002 till 31.10.2002 in the amount of 193 753 MIO roubles was not taken into account.

41. Issuer's Liquidity and Solvency Analysis

Dynamics of the key indices describing Issuer's liquidity and solvency for the three completed fiscal years prior to the date of approval of the decision on the bonds issue or for each completed fiscal year from the moment of foundation in case the Issuer has been operating less than three years, and for the last quarter prior to approval of the decision on the bonds issue.

Index	Year	Year	Year	Quarter
	2000	2001	2002	1st quarter of 2003
Own circulating assets, thousand roubles	-415 241	-514 002	-1 430 186	-1 097 804
Financial dependence ratio	0.28	0.29	0.37	0.35
Own assets autonomy ratio	0.78	0.77	0.73	0.74
Availability of own circulating assets for reserves	-4.32	-4.99	-3.92	-2.55
Fixed assets index	1.07	1.08	1.13	1.10
Current liquidity ratio	2.04	1.43	1,00	1.18
Quick liquidity ratio	1.76	1.16	0.70	0.86

Description of the method used for the calculation of the given indices:

The calculation for the years 2000 and 2001 has been performed in compliance with the methods recommended by the Federal Commission for Securities Market of Russia in the Resolution dated 19.10.01 No. 27 "On Approving Standards for Bonds Issue and Their Offering Circulars". Net assets for the year 2002 and the 1st quarter of 2003 have been calculated in compliance with the Order of the Ministry of Finance of RF No. 10n and FKCB No. 03-6/pz of 29th January 2003 "On Approving the Procedure of Evaluating Net Assets of Joint-Stock Companies".

Analysis

1) Own circulating funds have a negative value, as 80-90% of OJSC North-West Telecom's assets are formed from fixed assets (reserves and stocks make a very small part), which is caused by the industrial specificity of the business.

2) The financial dependence ratio shows that borrowed funds did not exceed 37% of own funds in the Company's balance structure. This is a sign that the bulk of the business is financed from own funds and this characterizes the financial status of the organization as good.

3) The autonomy ratio shows the share of own sources of the organization's assets in the total amount of all sources and has the rated value more than 50%. All rated values of this ratio for the period from the year 2000 till 2003 indicate to a good financial standing of the organization.

6) The current liquidity ratio has the rated value of >=2. However, in our case it is strongly influenced by such factors as the industrial branch, duration of the production cycle, structure of

reserves and costs, etc. (see clause 1). The average value of this ratio for all telecommunication enterprises of Russia is 1.2.

7) The quick liquidity ratio has the rated value of >=1. In 2002 and in the 1st quarter of 2003 it was somewhat lower than the standard value, however, the industrial specificity should be taken into account.

42. Issuer's Business Activity Analysis

Dynamics of the key indices describing Issuer's business activity for the three completed fiscal years prior to the date of approval of the decision on the bonds issue or for each completed fiscal year from the moment of foundation in case the Issuer has been operating less than three years, and for the last quarter prior to approval of the decision on the bonds issue.

Index	Year	Year	Year	Quarter
	2000	2001	2002	1st quarter of 2003
Net assets turnover rate, times	0.3	0.63	0.54	0.25
Turnover rate of accounts payable, times	2.39	3.38	2.12	1.11
Turnover rate of accounts receivable, times	1.92	4.08	3.93	1.68
Paid profit tax, thousand roubles	187 957	327 168	204 294	136 456
Budgetary indebtedness, thousand roubles	72 303	100 429	275 012	340 652
Percentage of budgetary indebtedness in accounts payable, %	13.86	12.5	13.93	18.8
Percentage of profit tax in balance sheet profit, %	33.25	47.33	60.48	29.2

To calculate the given indices, the methods recommended by the Standards for Bonds Issue and Their Offering Circulars approved by the Federal Commission for Securities Market of Russia were used.

Analysis

A certain reduction of the indices of the Company's turnover rate for the year 2002 as compared to the same period of the previous year is caused by the fact that the data on receipts and prime cost for the base organization for the period from 01.01.2002 till 31.12.2002 and for affiliated organizations for the period only from the date of re-organization till 31.12.2002 (from 01.11.2002 till 31.12.2002) were taken into account.

Other Essential Information on Financial and Economic Activities of the Issuer

The data in the Offering Circular for 2002 are given according to the audited accounts and reports as set forth in clause 2 of the explanatory note to the accounts and reports. No unaudited comparative data for the year 2002, as set forth in clause 2 of the explanatory note to the accounts and reports, have been used.

In respect of the accounting policy:

1. Starting from the 1st quarter of the year 2003, the Company has been classifying the long-term part of leasing liabilities separately. As of 31st March 2003, the amount classified as long-term leasing liabilities was 173 MIO roubles.

2. The Company has revised the classification of fixed assets, having made it close to the classification used for IAS, due to which in the accounts and reports for the 1st quarter of 2003, 408 MIO roubles, that had been classified as "Other Fixed Assets", were added to line 122 "Buildings, Machines and Equipment" of the balance sheet both for the start and for the end of the period under report..

C. Data on Any Previous Issues of Bonds

43 (1). Series and form of securities

Type of securities: ***bonds***

Series: ***01***

Category: ***interest-bearing non-convertible***

Form of securities: ***documentary, payable to bearer***

44 (1). Number of bonds of issue

300 000

Number of actually placed securities: ***300 000***

45 (1). Face value of each bond of the issue

1,000 roubles

46 (1). Total volume of bond issue (at the face value).

300,000,000 roubles

Total volume of actually placed securities: ***300,000,000 roubles***

47 (1). Rights granted by each bond of the issue:

A Bond holder is entitled to get the face value of the Bond, mentioned in item 4 of Decision on the issue when the Bond is retired.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in the section "Income Born by Bonds of the Issue" of Decision on the issue.

A Bond holder is entitled to get the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

A Bond holder is entitled to freely sell or otherwise alienate the Bond.

A Bond holder is entitled to present a Bond of the issue for retirement and to demand immediate reimbursement of the nominal debt under the Bonds in the cases listed in sub-item 3.1, item 10 of Decision on the issue.

A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to transfer in due time and in the full volume respective amounts required to fulfil the payment commitments in compliance with this decision on the issue to the payment agent under this Bond issue.

All debts of the Issuer under the Bonds of this issue shall be legally equal and equally compulsory.

Actions of a bond Holder in the case of the Issuer's refusal to fulfil the commitments under the Bonds are shown in sub-item 3.2, item 10 of Decision on the issue

48 (1). Placement conditions:

48.1. Placement method:

public subscription

48.2. Floatation start date, Floatation end date

Actual floatation start date:

10.04.2002

Actual floatation end date:

10.04.2002

48.3. Data on Organizations That Took Part in Bonds Floatation (Agents)

Full name: ***Joint-Stock Commercial Bank Moskovsky Delovoy Mir (Open Joint-Stock Company) - Organizator and Head financial consultant***

Abbreviated name: ***AKB MDM-Bank***

TIN: ***7706074960***

Place of business: ***3, ul. Sadovnicheskaya, Moscow, Russia***

Mailing address: ***113035, z. 3, ul. Sadovnicheskaya, Moscow, Russia***

No. of license: ***177-02956-100000***

Date of issue: ***27.11.2000***

Valid till: ***licence without fixed period***

Licensing authority: ***Federal Commission for Securities Market of Russia***

Agent's remuneration or procedure of determining it:

Underwriter's remuneration shall not exceed 0.8% (zero point eight per cent) of the total face value of the Bonds floated by the Underwriter.

Full name: ***North-West Telecombank Private Company - General Organizer***

Abbreviated name: ***ZAO Telecombank***

TIN: ***7834000145***

Place of business: ***12, Baskov per., St. Petersburg, Russia***

Mailing address: ***12, Baskov per., St. Petersburg, Russia, 191014***

No. of license: ***178-05777-100000***

Date of issue: ***17.12.2001***

Valid till: ***10.12.2004***

Licensing authority: ***Federal Commission for Securities Market of Russia***

Agent's remuneration or procedure of determining it:

Underwriter's remuneration shall not exceed 0.8% (zero point eight per cent) of the total face value of the Bonds floated by the Underwriter.

Full name: ***Joint Stock Commercial Bank MENATEP Saint Petersburg - Open Joint Stock Company***

Abbreviated name: ***OAO Bank Menatep SPb***

TIN: ***7831001567***

Place of business: ***1, Nevsky pr., St. Petersburg***

Mailing address: ***1, Nevsky pr., St. Petersburg, 191186***

No. of license: ***178-02961-100000***

Date of issue: ***27.11.2000***

Valid till: ***licence without fixed period***

Licensing authority: ***Federal Commission for Securities Market of Russia***

Agent's remuneration or procedure of determining it:

Underwriter's remuneration shall not exceed 0.8% (zero point eight per cent) of the total face value of the Bonds floated by the Underwriter.

48.4. Information on Bonds floatation price

Actual price(s) of floating one of the securities of the issue:

The Bonds floatation price is 96.5% of the face value of one of the securities, or 965 roubles for a Bond.

Starting from the second day of the floatation of the Bonds of the issue, the buyer shall, in the course of the Bonds sale and purchase transaction, pay the accrued coupon yield (ACY) under the Bonds, to be determined according to the following formula:

*ACY = Nom * C1 * (T – T(0)/365/100, where*

Nom is the face value of one Bond;

C1 - is the amount of the interest rate of the first coupon, in per cent per annum;

T – date of the Bonds floatation;

T(0)– date of the Bonds floatation start;

ACY is calculated accurate to one kopeck.

48.5. Form and Procedure of Payment for Bonds

The Bonds shall be paid for in the monetary form in roubles of the Russian Federation by wire transfer.

Settlements under the Bonds in their floatation shall be effected on the delivery against payment basis.

The money received from the Bonds floatation at the Moscow Interbank Currency Exchange (MMVB) shall be entered at the Clearing Agency of MMVB to the account of the Underwriter:

- with the Joint-Stock Commercial Bank Moskovsky Delovoy Mir (Open Joint-Stock Company), MDM-Bank, place of business and mailing address: 1130353, ul. Sadovnicheskaya, Moscow, Russia

The money received from the Bonds floatation at the St. Petersburg Currency Exchange (SPVB) shall be entered at the Clearing Agency of SPVB to the accounts of the Underwriters:

North-West Telecombank Private Company, ZAO Telecombank; place of business and mailing address: 12, Baskov per., St. Petersburg, 191014

Joint Stock Commercial Bank MENATEP Saint Petersburg - Open Joint Stock Company, OAO Bank MENATEP SPb, place of business and mailing address: 1, Nevsky pr., St. Petersburg, 191186, Russia

The money entered to the accounts of the Underwriters at the Clearing Agency of MMVB and/or SPVB shall be transferred by them not later than (3 (three) banking days after they are entered to the Issuer's account.

49 (1). Terms and Procedure of Retirement and Payment of Yield under Bonds

49.1. Terms and Procedure of Retirement of the Bonds of the Issue

Bonds Retirement Form:

Monetary

Procedure and Terms of Bonds Retirement:

Retirement of Bonds shall be effected by the Payment Agent upon instructions of the Issuer.

Bonds are retired in the currency of the Russian Federation by transfer to depositors of NDC (National Depositary Centre) which deals with centralized care of the issued Bonds in favour of Bond Owners. A Bond Owner, if it/he/she is not a depositor of NDC must authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and Bond retirement.

Retirement of the Bonds is effected to NDC's (National Depository Centre's) depositors in favour of Bond Owners who are such Owners as of the and of NDC's operation day preceding the seventh day before the day of Bonds retirement (hereinafter referred to as the Date of Making up the List of Bond Holders).

Within 3 (three) working days before the date of Bond retirement, NDC provides the Issuer and/or the Payment Agent with the List of Bond Holders, made up by the Date of Making up the List of Bond Holders, containing the following data:

a) Full name of the Bond Holder.

b) Number of Bonds taken into account on depo accounts of the respective Bond Holder.

c) Location and mailing address of the Bond Holder.

d) Details of the Bond Holder's bank account, viz.:

- Holder's settlement account;

- Holder's individual tax No.;

- name of Holder's bank;

- correspondence account of Holder's bank;

- bank identification code of Holder's bank.

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Within two working days before the date of Bonds retirement, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Retirement period of the issued bonds:

Starting date

The 730th (seven hundred thirtieth) day from the day when placement of the issued Bonds starts is considered the day of the issued Bonds retirement start.

Completion date

The dates of retirement start and completion coincide.

49.2. Conditions and Procedure of Payment of the Yield under the Bonds of the Issue

Value of income on bonds of the issue:

The aggregate amount of coupon yields charged and paid for each coupon period and the discount in the form of the difference between the retirement price (face value) and the placement price is considered as the bond yield.

The Bonds have five coupons.

The coupon interest rate is:

- 20% (twenty per cent) per annum on the first coupon;

-19% (nineteen per cent) per annum on the second coupon;

-18% (eighteen per cent) per annum on the third coupon;

-16% (sixteen per cent) per annum on the fourth coupon;

-16% (sixteen per cent) per annum on the fifth coupon.

The amount of payment on each coupon per Bond is calculated as follows:

$Kj = Cj * Nom * (T(j) - T(j-1))/ 365/ 100 \%$

where,

j is the No. of the coupon period, j=1,2,3,4,5;

Kj is the amount of coupon payment on each Bond;

Nom is the face value of one Bond;

C j is the amount of the interest rate of the j-th coupon, in per cent per annum;

T(j-1) is the date of the beginning of the j-th coupon period;

T(j) is the date of the end of the j-th coupon period.

The amount of coupon payment is determined to one kopeck (with mathematical rounding off).

Timing of paying the yield under bonds of the issue:

The Bonds have five coupons.

The Bonds placement start date is considered as the date when the coupon period of the 1st coupon of the issue starts.

The 91st day from the day when placement of the issued Bonds starts is considered as the date when the coupon period of the 2ndcoupon starts.

The 182nd day from the day when placement of the issued Bonds starts is considered as the date when the coupon period of the 3rd coupon starts.

The 365th day from the day when placement of the issued Bonds starts is considered as the date when the coupon period of the 4th coupon starts.

The 547th day from the day when placement of the issued Bonds starts is considered as the date when the coupon period of the 5th coupon starts.

The date of the each coupon payment is considered as the date when the respective coupon period ends.

Yield on the five coupons of the Bonds of the issue is to be paid on the following dates:

Coupon yield on the first coupon is to be paid on the 91st day from the day when placement of the Bonds of the issue starts.

Coupon yield on the 2ndcoupon is to be paid on the 182nd day from the day when placement of the Bonds of the issue starts.

Coupon yield on the 3rdcoupon is to be paid on the 365th day from the day when placement of the Bonds of the issue starts.

Coupon yield on the 4th coupon is to be paid on the 547th day from the day when placement of the Bonds of the issue starts.

Coupon yield on the last coupon is to be paid simultaneously with retirement of the Bonds on the 730th day from the day when placement of the Bonds of the issue starts.

Should the date of the Bonds coupon period end fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bond holder is not entitled to demand any interest or any other compensation for such a delay in payment.

Timing of paying the yield under bonds of the issue:

Procedure and time of Bond Yield payment

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent) – its duties are entrusted to:

North-West Telecombank Private Company, ZAO Telecombank; place of business: 12, Baskov per., St. Petersburg, 191014

Mailing address: 12, Baskov per., St. Petersburg, 191014

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya (the regional St. Petersburg circulation) and/or Vedomosti.

Payment of the Bond yield is effected in the currency of the Russian Federation by transfer to NDC's (National Depository Centre's) depositors. A Bond owner holder, if it/he/she is not a depositor of

NDC must authorize Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment.

Payment of the Bond yield is effected NDC's (National Depository Centre's) depositors in favour of Bond Owners who are such Owners as of the and of NDC's working day preceding the seventh day before the day of Bond yield payment (hereinafter referred to as the Date of Making up the List of Bond Holders). Execution of obligations in respect of an owner included in the list of Bond Owners is considered as due and proper, including the case of Bonds alienation, after the date of Making up the List of Bond Owners.

Within 3 (three) working days before the date of Bond Yield payment, NDC provides the Issuer and/or the Payment Agent with the List of Bond Holders, made up by the Date of Making up the List of Bond Holders, containing the following data:

a) Full name of the Bond Holder.

b) Number of Bonds taken into account on depo accounts of the respective Bond Holder.

c) Location and mailing address of the Bond Holder.

d) Details of the Bond Holder's bank account, viz.:

- Holder's settlement account;

- Holder's individual tax No.;

- name of Holder's bank;

- correspondence account of Holder's bank;

- bank identification code of Holder's bank.

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Within two working days before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond yields amounts.

On the date of Bond Yield payment, the Payment Agent transfers the appropriate monies to the accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Data on execution of the commitments to pay the yield on the Bonds of the issue:

The Issuer's commitments to pay the yield on the Bonds of the issue have been fulfilled

50 (1). Security on bonds of the issue:

No security is provided for

51 (1). Registering authority that has effected the state registration of the Bonds issue, state registration No. and date of state registration.

Authority of state registration: ***Federal Commission for Securities Market of Russia***

Registration No.: ***4-01-00119-A***

Date of registration: ***6.03.2002***

52 (1). State of bonds of issue

the placement is over

Number of actually placed securities of issue: ***300 000***

53 (1). Registering authority that has registered the report on the results of the Bonds issue, date of registration.

Date of registration: ***15.05.2002***

Authority of state registration: ***Federal Commission for Securities Market of Russia***

54 (1). Market information on bonds of the issue

Trading in securities of the issue take place at the Moscow Interbank Currency Exchange, at the St. Petersburg Currency Exchange, in the Russian Trading System (RTS) and in the off-exchange market.

Quotation* of bonds of the issue

Period:	***Minimum quotation***	***Maximum quotation***
2nd quarter of 2002	***98,74***	***100***
3rd quarter of 2002	***98***	***100,25***
4th quarter of 2002	***98***	***99,32***
1st quarter of 2003	***99,25***	***103,75***

The data have been provided according to the data of MMVB (Moscow Interbank Currency Exchange)

55 (1). Other essential information on bonds of previous issues.

Extra essential information on the securities of the issue:

none

D. Data on the floated bonds

56. Data on the floated bonds

56.1. Series and form of securities

Type of securities: ***bonds***

Series: ***02***

Category: ***interest-bearing non-convertible***

Form of securities: ***documentary, payable to bearer***

56.2. Number of floated bonds of issue

1 500 000

56.3. Face value of each bond of the issue

1,000 roubles

56.4. Total volume of issue (at the face value).

1,500,000,000 roubles

56.5. Rights granted by each bond of the issue:

The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1092nd (one thousand ninety second) day from the day of the Bonds floatation start.

The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds floatation start.

The Bond Holder is entitled to get 40% (forty per cent) of the face value of the Bonds at retirement on the 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds floatation start.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in Actions of a bond Holder in the case of the Issuer's refusal to fulfil the commitments under the Bonds are shown in sub-item 8.3 of the Decision on the issue and in sub-item 56.11 of the Bonds Prospectus.

A Bond Holder is entitled to demand that the Issuer acquire Bonds within the period established by the Decision on the issue, which is at least 7 (seven) last days of the eighth coupon period at the price and according to the procedure established by the Decision on the issue.

A Bond holder is entitled to get the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.
The face value of the Bond, that has not been paid off by the Issuer, means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been repaid by the Issuer in compliance with the Decision on the Issue and the Offering Circular.

A Bond holder is entitled to freely sell or otherwise alienate the Bond. Bond Holders who bought Bonds at the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the Bonds issue in compliance with the legislation of the Russian Federation.

A Bond holder is entitled to present a Bond for retirement and to demand immediate reimbursement

for the face value of the Bond, that has not been paid off by the Issuer, in the following cases:

1) a court award on bankruptcy of the Issuer takes effect,

2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision;

3) a court award on bankruptcy of the Warrantor takes effect,

4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;

c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,

6) other cases expressly provided for by the legislation of the Russian Federation.

The Issuer undertakes to transfer in due time and in the full volume respective amounts required to fulfil the payment commitments in compliance with the Decision on the Bonds Issue to the Payment Agent under this Bond issue.

Actions of a Bond Holder in the case of the Issuer's refusal to fulfil the commitments under the Bonds are shown in clause 8.6, of the Decision on the Issue and clause 56.11 of the Offering Circular.

A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

56.6. Bonds floatation method:

public subscription

56.7. Bonds flotation timing and procedure.

Floatation starting date, or procedure of fixing it:

The Bonds floatation starting date is fixed by the Issuer's Board of Directors and brought to the notice of potential acquirers of Bonds not later than 5 (five) working days before the Bonds floatation starting date by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg). If the said above notices are published at different times, then the periods shall be counted from the date of the earlier publication. The floatation of Bonds shall not start earlier than 2 (two) weeks after the information on the state registration of the Bonds issue is disclosed in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) and the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) and the possibility is provided to all potential acquirers to have access to the information on the said Bonds issue, that must be disclosed in compliance with the Federal Law "On the Securities Market" and the standard acts of the Federal Commission for Securities Market of Russia.

Final date of floatation, or procedure of fixing it:

The earlier of the two following dates shall be the Bonds floatation completion date:

a) date after 14 (fourteen) working days from the starting date of floatation;

b) floatation date of the last Bond of the issue. The floatation completion date cannot be later than a year from the date of the state registration of the Bonds issue

Procedure and terms of making civil agreements (procedure and terms of filing and satisfying applications):

The Bonds are floated through making transactions of sale and purchase at the Face Value of the Bonds (starting from the second day of Bonds floatation, when making an operation of sale and purchase, the buyer also pays the accumulated coupon income on Bonds). Bonds are floated in the stock market section of Moscow Interbank Currency Exchange Private Joint-Stock Company (hereinafter referred to as MMVB).

INN (tax-payer's individual No. - TIN) 7808020593

Full official name: Moscow Interbank Currency Exchange Private Joint-Stock Company

Abbreviated official name: MMVB

Place of business: 13, Bolshoy Kislovsky pereulok, Moscow, 125009

Mailing address: 13, Bolshoy Kislovsky pereulok, Moscow, 125009

No. of license: 077-05870-000001

Date of issue: 26.02.2002

Period: without fixed period

Licensing authority: Federal Commission for Securities Market of Russia

Organizer of the Bonds issue is the North-West Telecom Private Joint-Stock Company located at: 12, Baskov per., St. Petersburg, Russia

Mailing address: 12, Baskov per., St. Petersburg, 191014

Bonds shall be sold by Underwriters acting on behalf of and for account of the Issuer.

Procedure of making transactions on the first day of floatation:

The auction to determine the interest rate of the first coupon of the Bonds is started and finished on the starting date of Bonds floatation. The procedure of holding the auction to determine the interest rate of the first coupon of the Bonds is described in clause 56.11 of the Offering Circular and 8.3. of the Decision on the Bonds Issue.

Upon expiry of the period for filing applications for auction to determine the interest rate of the first coupon, MMVB makes up the summary list of entered applications filed to each of the Underwriters and hands it over to the Issuer and the Underwriters.

On the basis of the analysis of the summary list of applications submitted for participation in the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing on the decision taken.

The organizer shall publish the notice on the interest rate of the first coupon using the trading system of Moscow Interbank Currency Exchange (MMVB) by sending electronic messages to all Members of the Stock Market Section of MMVB.

After the written notification is received from the Issuer on the interest rate of the first coupon of the Bonds, the Underwriters shall jointly determine the total list of applications to be satisfied by them and the sequence of satisfying them on the basis of the summary list of applications filed for participation in the auction to determine the interest rate of the first coupon.   The Underwriters shall include in the general list of applications to be accepted only the applications, on which the acceptable interest rate indicated by the acquirer in the application for the purchase of Bonds is less than or equal to the interest rate of the first coupon of the Bonds as determined by the Issuer on the basis of results of the auction.

The term "Acceptable interest rate" means the minimum interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value.

The organizer shall determine the sequence of executing the applications, proceeding from the following criteria:

- First, applications with the lesser interest rate of the first coupon are to be satisfied;

- If several applications for the purchase with equal interest rate of the first Bonds coupon are registered in the summary list of applications, then the applications that were filed earlier are to be satisfied first.

After the general list of applications accepted by the Underwriters is made up and the sequence of their execution is determined, the Underwriters shall make up separate lists of applications to be satisfied, that were sent to each of them, and shall determine the sequence for execution of such

applications separately by each Underwriter.

After determining the list of applications accepted by each Underwriter and determining the sequence of their acceptance by each Underwriter, the Underwriters shall satisfy such applications. Each Underwriter shall satisfy the applications within the period established by the standard documents of MMVB (Moscow Interbank Currency Exchange).

If on the first day of issued Bonds floatation, applications are accepted by the Underwriters from potential investors filing them to the auction to determine the interest rate of the first coupon of the Bonds, in the volume equal to the number of the Bonds of the issue (1,500,000 Bonds), no further floatation of Bonds of the issue shall take place.

If on the first day of issued Bonds floatation, after the Underwriters satisfy the applications filed to the auction to determine the interest rate of the first coupon of the Bonds, a part of the Bonds of the issue remain unfloated, extra floatation of the Bonds of the issue shall be carried out starting from the first day of Bonds floatation and in the following days.

During the Bonds extra floatation period, the Members of the MMVB Section shall file applications for he purchase of Bonds both for their own account and for the account and on behalf of clients. The time for submitting applications for the purchase is established by the standard documents of MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds are to be sent to one of the Underwriters with the indication of the following significant conditions:

1) Purchase price: 100% (one hundred per cent) of the face value. Starting from the second day of the floatation of the Bonds of the issue, the buyer shall, in the course of the Bonds sale and purchase transaction, pay the accrued coupon yield (ACY) under the Bonds, to be determined according to clause 7.3. of the Decision on the Bonds Issue;

2) Number of Bonds, that the potential buyer would like to acquire.

Upon expiry of the period for filing applications for the purchase of Bonds as established by the standard documents of MMVB, MMVB makes up the summary list of entered applications sent to each Underwriter and hands it over to the Issuer and the Underwriters.

On the basis of the summary list of applications filed for the purchase of Bonds, the Underwriters shall determine the general list of applications to be executed by them and the sequence of executing them, proceeding from the time of filing an application.

After the general list of applications accepted by the Underwriters is made up and the sequence of their execution is determined, the Underwriters shall make up separate lists of applications to be satisfied, that were sent to each of them, and shall determine the sequence for execution of such applications separately by each Underwriter.

After determining the list of applications accepted by each Underwriter and determining the sequence of their acceptance by each Underwriter, the Underwriters shall satisfy such applications. Each Underwriter shall satisfy the applications within the period established by the standard documents of MMVB (Moscow Interbank Currency Exchange).

If the volume of a Bonds purchase application exceeds the number of the Bonds that have not been floated, such a securities purchase application shall be satisfied in the amount of the unfloated residue of the Bonds of the Issue.

Conditions and procedure of floatation of the securities of the issue:

Bonds shall be floated by making transactions of purchase and sale.

Transactions related to Bonds floatation are made starting from the first day of the Bonds floatation period till the date when the floatation of the Bonds is over.

Transactions in Bonds floatation shall be made in the Stock Market Section of the Closed Joint-Stock Company Moscow Interbank Currency Exchange by the Underwriters satisfying applications for the purchase of Bonds, filed using the trading and payment systems of MMVB, by members of the Stock Market Section of MMVB acting both in their own name and for their own account, and for the account and on behalf of their clients.

If a potential buyer is not a Member of the Section of the Stock Market of MMVB, he shall make an appropriate contract with any broker being a Member of the Section of the Stock Market of MMVB and shall instruct him to acquire Bonds.

A potential buyer of Bonds, being a Member of the Section of the Stock Market of MMVB, shall act independently.

The potential buyer of Bonds must open a respective custody account with NDC or with any other depositary being a depositor of NDC. The procedure and timing of opening custody accounts are established by the bylaws of respective depositaries.

a) Procedure of Determining the Interest Rate of the First Coupon

The interest rate of the first coupon is determined according to the results of the auction held at the Moscow Interbank Currency Exchange (MMVB). The auction to determine the interest rate of the first coupon (hereinafter referred to as auction, or auction to determine the rate of the first coupon) is held on the starting date of Bonds floatation.

On the day when the auction to determine the interest rate of the first coupon is held, members of the stock market section of MMVB submit applications for the auction, using the trading system of MMVB both for their own account and for the account and on behalf of clients. The time for submitting applications for the auction to determine the interest rate of the first coupon is established by MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds are to be sent by members of the stock market section of MMVB to the Underwriter with the indication of the following significant conditions:

1) Purchase price: 100% (one hundred per cent) of the face value;

2) Number of Bonds, that the potential buyer would like to acquire, if the Issuer assigns the interest rate of the first coupon as greater or equal to the acceptable interest rate of the first coupon indicated in the application.

3) Interest rate of the first coupon acceptable for the investor. The term "Acceptable interest rate of the first coupon" means the minimum interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value. The acceptable interest rate of the first coupon must be expressed in per cent per annum accurate to a hundredth of per cent.

Money must be reserved in the amount sufficient for complete payment of the Bonds stated in the applications, taking into account the MMVB's commission fee.

Applications, in which one or several of the above significant conditions do not comply with the requirements set forth in items 1-3, and applications that are not secured by money as provided for in the previous paragraph are not permitted for participation in the auction to determine the interest rate of the first coupon.

Upon expiry of the period for filing applications for the auction to determine the interest rate of the first coupon, MMVB makes up the summary list of entered applications and hands it over to the Issuer and the Underwriters.

On the basis of the analysis of the applications submitted for the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing on the decision taken.

After information is received from the Issuer on the established interest rate of the first coupon, the Underwriters make transactions by submitting cross-applications against the applications, in which the interest rate of the first coupon is less than or equal to the established interest rate of the first coupon. The time of effecting operations in the framework of the auction to determine the rate of the Bonds first coupon and making transactions to float them is to be established by Moscow Interbank Currency Exchange (MMVB) upon agreement with the Issuer and the Underwriters.

The filed applications for the purchase of Bonds are to be fully satisfied by the Underwriters, unless the number of Bonds stated in the purchase application exceeds the number of the Bonds that have not been floated. If the volume of a Bonds purchase application exceeds the number of the Bonds that have not been floated, such a securities purchase application shall be satisfied in the amount of the unfloated residue of the Bonds. In such a case, Bond purchase applications are to be satisfied by the Underwriters as follows: 1) applications shall be satisfied in the ascending order of the interest rate of the first coupon as stated in such applications, i.e. the first application to be satisfied is the one

with the minimum indicated rate of the first coupon of all filed applications, the second application to be satisfied is the one with the minimum rate of the first coupon of the applications that remain unsatisfied, etc.;

2) in case of equal rates of the first coupon, stated in the applications, they shall be satisfied according to the sequence in which they have been filed. If all Bonds have been floated, there shall be no further transactions made.

After the interest rate of the first coupon is established and the applications filed in the course of the auction are satisfied, the members of the Stock Market Section acting in their own name both for their own account and for the account and on behalf of potential buyers may submit target applications for the purchase of Bonds during the floatation period. Applications addressed to the Underwriter and having only the TO settlements code are permitted for filing. Applications shall be filed taking into account the interest rate of the first coupon established by the Issuer.

Starting from the second day of Bonds floatation, the buyer shall pay the accrued Bonds coupon yield for the respective number of days when acquiring Bonds.

A condition of accepting for execution the target Bonds purchase applications filed by Members of the Stock Market Section is to fulfil the conditions of the sufficiency of provided security as stipulated by the Clearing Conditions of MMVB.

If a filed application meets the above conditions, the Underwriter shall make the transaction by filing a cross-application on the day the respective purchase application is filed.

Bonds shall be floated according to the Rules of MMVB and other standard documents of MMVB.

Settlements under made transactions shall be effected according to the Clearing Conditions of MMVB.

The sold Bonds shall be transferred by the Depositary to the custody accounts of the Bond buyers on the date of the sale and purchase operation.

56.8. Data on Organizations Taking Part in Bonds Floatation (Agents)

Full name: *North-West Telecombank Private Company*

Abbreviated name: *ZAO Telecombank*

TIN: *7834000145*

Place of business: *12, Baskov per., St. Petersburg, Russia*

Mailing address: *12, Baskov per., St. Petersburg, 191014*

No. of license: *178-05777-100000*

Date of issue: *17.12.2001*

Valid till: *10.12.2004*

Licensing authority: *Federal Commission for Securities Market of Russia*

Agent's functions, floatation methods, essential terms of the contract:

Under the conditions of the contract of services of bonds floatation in the organized securities market (hereinafter referred to as the Contract of Underwriting), an Underwriter shall:

- Analyze and estimate the potential demand for Bonds among possible acquirers of Bonds;

- Start performing its duties of Bonds floatation after the state registration of the Bonds issue and only on or after the floatation start date established by the issue registration documents.

- Sell Bonds, upon Issuer's instructions in compliance with the Contract of Underwriting and the procedure established by the Decision on the Issue and the Offering Circular;

- Employ, upon agreement with the Issuer, third parties for Bonds floatation work and enter into respective agreements with them;

- Open a separate "Personal Account" of the Issuer (hereinafter referred to as the "Personal Account") for separated accounting of Issuer's monetary funds received by the Underwriter in connection with fulfilling the Contract of Underwriting;

- Not later than the working day following the receipt of the respective inquiry from the Issuer, inform the latter on the number of made transactions in the sale of Bonds to first acquirers and on the amount of money gained from the sale of Bonds;

- Immediately inform the Issuer on all circumstances arising in the course of fulfilling the Contract of Underwriting and influencing the execution of the Contract of Underwriting;

- Not later than the 3rd (third) working day after entering the money received by the Underwriter as payment from Bonds acquirers to the Underwriter's accounts, transfer the said money to the Issuer's settlement account; The Underwriter shall transfer the money less the remuneration due to the Underwriter under the Contract of Underwriting and the stock exchange fee established by MMVB (Moscow Interbank Currency Exchange) and paid by the Underwriter on the basis of the Rules of Trading in Securities at MMVB and the Conditions of Clearing approved by the Stock Exchange Council of MMVB.

- According to the procedure and within the time set forth by the Contract of Underwriting, a written report on execution of this Contract shall be provided to the Issuer.

- Accounting of Issuer's monetary funds received by the Underwriter from Bonds floatation shall be separated from own monetary funds and from monetary funds of other clients of the Underwriter.

- Facilitate the Issuer making the required contracts (agreements) with MMVB and NP National Depositary Centre (NDC),

- Acquire for its own account Bonds that are not floated before 18.00 of the floatation start date, provided the total number of Bonds that are floated before that time is at least 75% (seventy 5 per cent) of the entire volume of the Bonds issue;

- Perform other actions required to fulfil its obligations of Bonds floatation in compliance with the active laws of RF.

Full name: *Joint-Stock Commercial Bank Moskovsky Delovoy Mir (Open Joint-Stock Company)*

Abbreviated name: *OAO MDM-Bank*

TIN: *7706074960*

Place of business: *3, ul. Sadovnicheskaya, Moscow, Russian Federation, 115035*

Mailing address: *3, ul. Sadovnicheskaya, Moscow, Russian Federation, 115035*

No. of license: *177-02956-100000*

Date of issue: *27.11.2000*

Valid till: *licence without fixed period*

Licensing authority: *Federal Commission for Securities Market of Russia*

Agent's functions, floatation methods, essential terms of the contract:

Under the conditions of the contract of services of bonds floatation in the organized securities market (hereinafter referred to as the Contract of Underwriting), an Underwriter shall:

- Analyze and estimate the potential demand for Bonds among possible acquirers of Bonds;

- Start performing its duties of Bonds floatation after the state registration of the Bonds issue and only on or after the floatation start date established by the issue registration documents.

- Sell Bonds, upon Issuer's instructions in compliance with the Contract of Underwriting and the procedure established by the Decision on the Issue and the Offering Circular;

- Employ, upon agreement with the Issuer, third parties for Bonds floatation work and enter into respective agreements with them;

- Open a separate "Personal Account" of the Issuer (hereinafter referred to as the "Personal Account") for separated accounting of Issuer's monetary funds received by the Underwriter in connection with fulfilling the Contract of Underwriting;

- Not later than the working day following the receipt of the respective inquiry from the Issuer, inform the latter on the number of made transactions of the sale of Bonds to first acquirers and on the amount of money gained from the sale of Bonds;

- Immediately inform the Issuer on all circumstances arising in the course of fulfilling the Contract of Underwriting and influencing the execution of the Contract of Underwriting;

- Not later than the 3rd (third) working day after entering the money received by the Underwriter as payment from Bonds acquirers to the Underwriter's accounts, transfer the said money to the Issuer's settlement account; The Underwriter shall transfer the money less the remuneration due to the Underwriter under the Contract of Underwriting and the stock exchange fee established by MMVB

(Moscow Interbank Currency Exchange) and paid by the Underwriter on the basis of the Rules of Trading in Securities at MMVB and the Conditions of Clearing approved by the Stock Exchange Council of MMVB.

- According to the procedure and within the time set forth by the Contract of Underwriting, a written report on execution of this Contract shall be provided to the Issuer.

- Accounting of Issuer's monetary funds received by the Underwriter from Bonds floatation shall be separated from own monetary funds and from monetary funds of other clients of the Underwriter.

- Facilitate the Issuer making the required contracts (agreements) with MMVB and NP National Depositary Centre (NDC),

- Acquire for its own account Bonds that are not floated before 18.00 of the floatation start date, provided the total number of Bonds that are floated before that time is at least 75% (seventy 5 per cent) of the entire volume of the Bonds issue;

- Perform other actions required to fulfil its obligations of Bonds floatation in compliance with the active laws of RF.

Full name: *Asset and Investment Bank Joint-Stock Commercial Bank (Open Joint-Stock Company)*

Abbreviated name: *JSCB "DIB"*

TIN: *7705283015*

Place of business: *3, ul. Sadovnicheskaya, Moscow, Russian Federation, 115035*

Mailing address: *4/4 Kolpachny per., Moscow, 101990*

No. of license: *177-03474-100000*

Date of issue: *7.12.2000*

Valid till: *licence without fixed period*

Licensing authority: *Federal Commission for Securities Market of Russia*

Agent's functions, floatation methods, essential terms of the contract:

Under the conditions of the contract of services of bonds floatation in the organized securities market (hereinafter referred to as the Contract of Underwriting), an Underwriter shall:

- Analyze and estimate the potential demand for Bonds among possible acquirers of Bonds;

- Start performing its duties of Bonds floatation after the state registration of the Bonds issue and only on or after the floatation start date established by the issue registration documents.

- Sell Bonds, upon Issuer's instructions in compliance with the Contract of Underwriting and the procedure established by the Decision on the Issue and the Offering Circular;

- Employ, upon agreement with the Issuer, third parties for Bonds floatation work and enter into respective agreements with them;

- Open a separate "Personal Account" of the Issuer (hereinafter referred to as the "Personal Account") for separated accounting of Issuer's monetary funds received by the Underwriter in connection with fulfilling the Contract of Underwriting;

- Not later than the working day following the receipt of the respective inquiry from the Issuer, inform the latter on the number of made transactions of the sale of Bonds to first acquirers and on the amount of money gained from the sale of Bonds;

- Immediately inform the Issuer on all circumstances arising in the course of fulfilling the Contract of Underwriting and influencing the execution of the Contract of Underwriting;

- Not later than the 3rd (third) working day after entering the money received by the Underwriter as payment from Bonds acquirers to the Underwriter's accounts, transfer the said money to the Issuer's settlement account; The Underwriter shall transfer the money less the remuneration due to the Underwriter under the Contract of Underwriting and the stock exchange fee established by MMVB (Moscow Interbank Currency Exchange) and paid by the Underwriter on the basis of the Rules of Trading in Securities at MMVB and the Conditions of Clearing approved by the Stock Exchange Council of MMVB.

- According to the procedure and within the time set forth by the Contract of Underwriting, a written report on execution of this Contract shall be provided to the Issuer.

- Accounting of Issuer's monetary funds received by the Underwriter from Bonds floatation shall be

separated from own monetary funds and from monetary funds of other clients of the Underwriter.

- Facilitate the Issuer making the required contracts (agreements) with MMVB and NP National Depositary Centre (NDC),

- Acquire for its own account Bonds that are not floated before 18.00 of the floatation start date, provided the total number of Bonds that are floated before that time is at least 75% (seventy 5 per cent) of the entire volume of the Bonds issue;

- Perform other actions required to fulfil its obligations of Bonds floatation in compliance with the active laws of RF.

56.9. Bonds floatation price.

The floatation price of one Bond of the issue is equal to the face value of the Bond and makes 1000 (one thousand) roubles per Bond. Starting from the second day of the floatation of the Bonds of the issue, the buyer shall, in the course of the Bonds sale and purchase transaction, pay the accrued coupon yield (ACY) under the Bonds, to be determined according to the following formula:

$ACY = Nom * C1 * (T - T(0))/365/100\%$,

where,

ACY is the accrued coupon yield, in roubles;

Nom is the face value of a Bond, roubles;

C1 is the interest rate of the first coupon, in per cent per annum;

T is the Bonds floatation date;

T(0) is the Bonds floatation starting date.

ACY is calculated accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

56.10. Form and Procedure of Payment for Bonds

The monetary payment is stipulated for the acquisition of the securities of the issue.

Conditions and procedure of payment by installments for the securities of the issue:

No possibility of payment by installments for the securities of the issue is provided for.

Details of the accounts, to which money must be transferred as payment for the securities of the issue:

Account Holder: ***North-West Telecombank Private Company***

Account No.: ***30401810400100000709***

Crediting organization:

Full name: ***Non-bank credit organization Closed Joint-Stock Company Clearing Agency of the Moscow Interbank Currency Exchange***

Abbreviated name: ***RP MMVB***

Place of business: ***1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009***

Mailing address: ***1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009***

BIK: ***044583505***

Corr. acc.: ***30105810100000000505***

Account Holder: ***Joint-Stock Commercial Bank Moskovsky Delovoy Mir (Open Joint-Stock Company)***

Account No.: ***30401810100100000106***

Crediting organization:

Full name: ***Non-bank credit organization Closed Joint-Stock Company Clearing Agency of the Moscow Interbank Currency Exchange***

Abbreviated name: ***RP MMVB***

Place of business: ***1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009***

Mailing address: ***1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009***

BIK: ***044583505***

Correspondent account: ***30105810100000000505***

Account Holder: ***Asset and Investment Bank Joint-Stock Commercial Bank (Open Joint-Stock Company)***

Account No.: ***30401810800100000121***

Crediting organization:

Full name: ***Non-bank credit organization Closed Joint-Stock Company Clearing Agency of the Moscow Interbank Currency Exchange***

Abbreviated name: ***RP MMVB***

Place of business: ***1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009***

Mailing address: ***1/13 Sredniy Kislovskiy per., building 8, Moscow, the Russian Federation, 103009***

BIK: ***044583505***

Correspondent account: ***30105810100000000505***

Other conditions and procedures of payment for the securities of the issue.

The Bonds shall be paid for in the monetary form in roubles of the Russian Federation by wire transfer.

Settlements under the Bonds during their floatation shall be effected on the basis "delivery against payment" in compliance with the settlement rules of the MMVB's Stock Market section.

The money received from the Bonds floatation at the Moscow Interbank Currency Exchange (MMVB) shall be entered at the Clearing Agency of MMVB to the account of the Underwriter.

The money entered to the account of the Underwriter at the Clearing Agency of MMVB shall be transferred by it to the Issuer's account not later than 3 (three) working days from the date of entering to the account of the Underwriter.

56.11. Terms and Procedure of Bonds Retirement and Payment of Yield under Bonds

Bonds Retirement Form:

Bonds retirement and payment of the yield under them shall be effected in roubles of the Russian Federation through a non-cash transaction.

Procedure and Terms of Bonds Retirement:

The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a part of the face value of Bonds"):

1. 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;

2. 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;

3. 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start -40% (forty per cent) of the face value of the Bonds.

Retirement of a part of the Bonds face value is effected by the payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent) – its duties are entrusted to:

Full official name of the company: North-West Telecombank Private Company

Abbreviated official name: ZAO Telecombank

Place of business: 12, Baskov per., St. Petersburg, Russia

Mailing address: 12, Baskov per., St. Petersburg, 191014

General license for banking operations: No. 168

Date of issue: 22.03.2000

Period: without limitation of the period

Authority issuing the license: Bank of Russia

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya and/or Vedomosti (the regional St. Petersburg circulation).

A part of the Bonds face value is retired in the currency of the Russian Federation by a non-cash transaction to depositors of NDC (National Depositary Centre) which deals with centralized care of the issued Bonds in favour of Bond Owners.

Retirement of a part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end of NDC's operation day preceding the sixth day before the day of Bonds retirement (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds Face Value).

The above list of Bond Holders shall include:

1) NDC's depositors, if:

- said parties are owners of the Bonds of the issue;

- said parties are authorized by owners of the Bonds of the issue to receive monetary funds during retirement of a part of the issued Bonds face value;

2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when a part of the issued Bonds face value is retired.

It is presumed that nominal holders who are NDC's depositors are authorized to receive Bonds retirement money. Not later than on the 3rd (third) working day before the Date of retirement of a part of the Bonds face value, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money , shall transfer to the NDC the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

A Bond Owner, if it/he/she is not a depositor of NDC may authorize a Bond holder who is a depositor of NDC to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent not later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- *bank identification code of the bank, with which the account is opened;*

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Not later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the NDC, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of the retirement of a part of the Bonds face value fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bond holder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for retirement of a part of the Bonds face value shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Redemption period of the issued bonds:

Starting date

The starting date of the retirement of the first part – 30% (thirty per cent) of the face value of the issued Bonds is the 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start. The starting date of the retirement of the second part – 30% (thirty per cent) of the face value of the issued Bonds is the 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start. The starting date of the retirement of the third part - 40% (forty per cent) of the face value of the issued Bonds is the 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start.

Completion date

The completion date of the retirement of the first part – 30% (thirty per cent) of the face value of the issued Bonds is the 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start. The completion date of the retirement of the second part – 30% (thirty per cent) of the face value of the issued Bonds is 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start. The completion date of the retirement of the third part - 40% (forty per cent) of the face value of the issued Bonds is the 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start.

Procedure of determining the income payable under each Bond:

Coupon (interest) period		Coupon (interest) yield
Starting date	Completion date	
1. Coupon: 1		
The date of the Bonds floatation start	91st day from the day when floatation of the	The interest rate of the first coupon is determined by holding an auction among potential buyers of Bonds on

	Bonds starts	the first day of the primary distribution of the issued Bonds. On the day when the auction to determine the interest rate of the first coupon is held, Members of the Stock Market Section of MMVB submit applications for the auction, using the trading system of MMVB both for their own account and for the account and on behalf of clients. The time for submitting applications for the auction to determine the interest rate of the first coupon is established by MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds by Members of the MMVB Section are to be sent to one of the Underwriters with the indication of the following significant conditions: 1) Purchase price: 100% (one hundred per cent) of the face value; 2) Number of Bonds, that the potential buyer would like to acquire, if the Issuer assigns the interest rate of the first coupon as greater or equal to the acceptable interest rate indicated in the application. 3) Interest rate of the first coupon acceptable for the investor. The term "Acceptable interest rate" means the minimum interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value. The acceptable interest rate must be expressed in per cent per annum accurate to a hundredth of per cent. Money must be reserved in the amount sufficient for complete payment of the Bonds stated in the applications, taking into account the MMVB's commission fee. Applications, in which one or several of the above significant conditions do not comply with the requirements set forth in items 1-3, and applications that are not secured by money as provided for in the previous paragraph are not permitted for participation in the auction to determine the interest rate of the first coupon. Upon expiry of the period for filing applications for auction to determine the interest rate of the first coupon, MMVB makes up the summary list of entered applications filed to each of the Underwriters and hands it over to the Issuer and the Underwriters. On the basis of the analysis of the summary list of applications submitted for participation in the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing on the decision taken. The organizer shall publish a notice on the interest rate of the first coupon using the trading system of Moscow Interbank Currency Exchange (MMVB) by sending electronic messages to all Members of the Section.

2. Coupon: 2

91st day from the day when floatation of the Bonds starts	182nd day from the day when floatation of the Bonds starts	The amount of coupon rate for the second coupon equals to the amount of coupon rate for the first coupon.

3. Coupon: 3

182nd day from the day when floatation of the Bonds starts	273rd day from the day when floatation of the Bonds starts	The amount of coupon rate for the third coupon equals to the amount of coupon rate for the first coupon.

4. Coupon: 4

273rd day from the day when floatation of the	364th day from the day when floatation of the	The amount of coupon rate for the fourth coupon equals to the amount of coupon rate for the first coupon.

Bonds starts	Bonds starts	

5. Coupon: 5

364th day from the day when floatation of the Bonds starts	455th day from the day when floatation of the Bonds starts	The coupon rate for the fifth coupon shall be determined according to the following formula: C(5) = C(1) - 1 where C(1) is the interest rate of the first coupon, in per cent per annum; and C(5) is the interest rate of the fifth coupon, in per cent per annum;

6. Coupon: 6

455th day from the day when floatation of the Bonds starts	546th day from the day when floatation of the Bonds starts	The amount of coupon rate for the sixth coupon equals to the amount of coupon rate for the fifth coupon.

7. Coupon: 7

546th day from the day when floatation of the Bonds starts	637th day from the day when floatation of the Bonds starts	The amount of coupon rate for the seventh coupon equals to the amount of coupon rate for the fifth coupon.

8. Coupon: 8

637th day from the day when floatation of the Bonds of the issue starts	728th day from the day when floatation of the Bonds starts	The amount of coupon rate for the eighth coupon equals to the amount of coupon rate for the fifth coupon.

9. Coupon: 9

728th day from the day when floatation of the Bonds starts	819th day from the day when floatation of the Bonds starts	The interest rate of the ninth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

10. Coupon: 10

819th day from the day when floatation of the Bonds starts	910th day from the day when floatation of the Bonds starts	The interest rate of the tenth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

11. Coupon: 11

910th day from the day when floatation of the Bonds starts	1001st day from the day when floatation of the Bonds starts	The interest rate of the eleventh coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

12. Coupon: 12

1001st day from the day when floatation of the Bonds starts	1092nd day from the day when floatation of the Bonds starts	The interest rate of the twelfth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

13. Coupon: 13

1092nd day from the day when floatation of the Bonds starts	1183rd day from the day when floatation of the Bonds starts	The interest rate of the thirteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the

		newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

14. Coupon: 14

1183rd day from the day when floatation of the Bonds starts	1274th day from the day when floatation of the Bonds starts	The interest rate of the fourteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

15. Coupon: 15

1274th day from the day when floatation of the Bonds starts	1365th day from the day when floatation of the Bonds starts	The interest rate of the fifteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

16. Coupon: 16

1365th day from the day when floatation of the Bonds starts	1456th day from the day when floatation of the Bonds starts	The interest rate of the sixteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all interested parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) working days before the date of expiry of the eighth coupon period.

The Bonds coupon yield for the first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh and twelfth coupon periods is calculated according to the following procedure:

$Ki = Ci * Ni * (ti - Ti)/365/100\%$

where

i is the sequence number of the coupon

Kj is the amount of coupon payment on each Bond

Ci is the coupon interest rate

Ni is the outstanding face value of a Bond as of the date of the start of the i-th coupon period

ti is the expiry date of the i-th coupon period

Ti is the starting date of the i-th coupon period.

The Bonds coupon yield for the thirteenth and fourteenth coupon periods is calculated according to the following procedure:

$Ki = Ci * 0,7 * Ni * (ti - Ti)/365/100\%$

The Bonds coupon yield for the fifteenth and sixteenth coupon periods is calculated according to the following procedure:

$Ki = Ci * 0.4 * Ni * (ti - Ti)/365/100\%$

The amount of yield on the coupon is calculated accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

Procedure and Time of Bond Yield Payment:

Coupon (interest) period		Time (date) of coupon (interest) yield payment	Date of making up the list of Bond Owners for payment of the coupon (interest) yield
Starting date	Completion date		

1. Coupon: 1

The date of the Bonds floatation start	91st day from the day when floatation of the Bonds starts	on 91st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:

Payment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond Owners who are such Owners as of the and of NDC's working day preceding the sixth day before the day of Bond yield payment (hereinafter referred to as the Date of Making up the List of Bond Holders for Coupon Yield Payment).

The above list of Bond Holders shall include:

1) NDC's depositors, if:

- said parties are owners of the Bonds of the issue;
- said parties are authorized by owners of the Bonds of the issue to receive monetary funds during payment of the coupon yield under the issued Bonds;

2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when the coupon yield under the issued Bonds is paid.

It is presumed that nominal holders who are NDC's depositors – are authorized to receive money when the coupon yield under the Bonds is paid. Not later than on the 3rd (third) working day before the date of payment of the coupon yield under the Bonds, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds coupon yield payment money, shall transfer to the NDC the list of Bond owners, that must contain all the details indicated below in the List of Bond Holders for coupon yield payment.

A Bond Owner, if it/he/she is not a depositor of NDC may authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and Bond retirement.

On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for coupon yield payment, which List shall be submitted to the Issuer and/or to the Payment Agent not later than on the 2nd (second) working day before the Date of the Bonds coupon yield payment. The List of Bond Holders for coupon yield payment shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;

b) number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds, viz:

- No. of the bank account;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- location and mailing address of the bank;
- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the yield payment amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the yield payment amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).

.The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the

Bonds on the basis of NDC's data. Within two working days before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond Yields. On the date of Bond Yield payment, the Payment Agent transfers the appropriate monies to the accounts of Bond Holders in favour of Bond Owners. If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. No coupon yield on unfloated Bonds shall be accrued or paid. Issuer's obligations to pay the respective coupon yield under the Bonds shall be considered as executed and fulfilled from the moment the money is written off from the Issuer's account and/or from the correspondent account of the Payment Agent for payment of the coupon yield in favour of the Bond Holders. Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for coupon yield payment shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

2. Coupon: 2

91st day from the day when floatation of the Bonds starts	182nd day from the day when floatation of the Bonds starts	on 182nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment: The procedure of the second coupon yield payment is the same as the procedure of the first coupon yield payment.			

3. Coupon: 3

182nd day from the day when floatation of the Bonds starts	273rd day from the day when floatation of the Bonds of the issue starts	on 273rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment: The procedure of the third coupon yield payment is the same as the procedure of the first coupon yield payment.			

4. Coupon: 4

273rd day from the day when floatation of the Bonds of the issue starts	364th day from the day when floatation of the Bonds of the issue starts	on 364th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment: The procedure of the fourth coupon yield payment is the same as the procedure of the first coupon yield payment.			

5. Coupon: 5

364th day from the day when floatation of the Bonds of the issue starts	455th day from the day when floatation of the Bonds of the issue starts	on 455th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are

			such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment: The procedure of the fifth coupon yield payment is the same as the procedure of the first coupon yield payment.			

6. Coupon: 6

455th day from the day when floatation of the Bonds of the issue starts	546th day from the day when floatation of the Bonds starts	on 546th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment: The procedure of the sixh coupon yield payment is the same as the procedure of the first coupon yield payment.			

7. Coupon: 7

546th day from the day when floatation of the Bonds starts	637th day from the day when floatation of the Bonds starts	on 637th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment: The procedure of the seventh coupon yield payment is the same as the procedure of the first coupon yield payment.			

8. Coupon: 8

637th day from the day when floatation of the Bonds starts	728th day from the day when floatation of the Bonds starts	on 728th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .
The procedure of the coupon (interest) yield payment: The procedure of the eighth coupon yield payment is the same as the procedure of the first coupon yield payment.			

9. Coupon: 9

728th day from the day when floatation of the Bonds starts	819th day from the day when floatation of the Bonds starts	on 819th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of

			Bond yield payment .

The procedure of the coupon (interest) yield payment:
The procedure of the ninth coupon yield payment is the same as the procedure of the first coupon yield payment.

10. Coupon: 10

819th day from the day when floatation of the Bonds starts	910th day from the day when floatation of the Bonds starts	on 910th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:
The procedure of the tenth coupon yield payment is the same as the procedure of the first coupon yield payment.

11. Coupon: 11

910th day from the day when floatation of the Bonds starts	1001st day from the day when floatation of the Bonds starts	on 1001st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:
The procedure of the eleventh coupon yield payment is the same as the procedure of the first coupon yield payment.

12. Coupon: 12

1001st day from the day when floatation of the Bonds starts	1092nd day from the day when floatation of the Bonds starts	on 1092nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:
The procedure of the twelfth coupon yield payment is the same as the procedure of the first coupon yield payment.
The yield on the twelfth coupon shall be paid at the same time with retirement of the first part - 30% (thirty per cent) of the face value of the issued Bonds.

13. Coupon: 13

1092nd day from the day when floatation of the Bonds starts	1183rd day from the day when floatation of the Bonds starts	on 1183rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:
The procedure of the thirteenth coupon yield payment is the same as the procedure of the first coupon yield

payment.

14. Coupon: 14

1183rd day from the day when floatation of the Bonds starts	1274th day from the day when floatation of the Bonds starts	on 1274th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:
The procedure of the fourteenth coupon yield payment is the same as the procedure of the first coupon yield payment.
The yield on the fourteenth coupon shall be paid at the same time with retirement of the second part - 30% (thirty per cent) of the face value of the issued Bonds.

15. Coupon: 15

1274th day from the day when floatation of the Bonds starts	1365th day from the day when floatation of the Bonds starts	on 1365th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:
The procedure of the fifteenth coupon yield payment is the same as the procedure of the first coupon yield payment.

16. Coupon: 16

1365th day from the day when floatation of the Bonds starts	1456th day from the day when floatation of the Bonds starts	on 1456th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depository Centre's) working day preceding the sixth day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:
The procedure of the sixteenth coupon yield payment is the same as the procedure of the first coupon yield payment.
The yield on the sixteenth coupon shall be paid at the same time with retirement of the third part -40% (forty per cent) of the face value of the issued Bonds.

The coupon (interest) yield shall be paid by the Issuer via the Payment Agent.

Full name: ***North-West Telecombank Private Company***

Abbreviated name: ***ZAO Telecombank***

Place of business: ***12, Baskov per., St. Petersburg, Russia***

Mailing address: ***12, Baskov per., St. Petersburg, 191014***

Duties and functions of the Payment Agent:

The Payment Agent shall:

- in its own name, but for account of and on behalf of the Issuer, pay monies to the parties authorized

to receive money from retirement and coupon yield under the Bonds – owners of Bonds and/or Bond Holders – in the amounts, within the time and according to the procedure established by the Decision on the Bonds issue and the Offering Circular. Any payments of monetary funds under the Bonds shall be effected by the Payment Agent only provided the Issuer transfers to the Issuer's personal account opened with the Payment Agent monies in the amount sufficient for effecting such payments;

- calculate amounts of monetary funds due to each of the parties authorized to receive money from retirement and coupon yield under the Bonds according to the procedure established by the Decision on the Bonds issue and the Offering Circular;

- submit to the Issuer written reports on the effected payments under the Bonds within the time and according to the procedure established by the contract made between the Issuer and the Payment Agent;

- perform, in the cases provided for by the legislation of the Russian Federation, the duties of the fiscal agent when the yield under the Bonds is paid;

- provide Bond Owners and Holders with information on the amount, timing and conditions of the Bonds coupon yield payment, as well as on the timing and conditions of Bonds retirement;

- observe confidentiality in respect of the information received by the Payment Agent in connection with performing its obligations, unless such information is generally accessible or is to be disclosed according to the standard acts of the Russian Federation.

The possibility of pre-term retirement of the Bonds of the issue is provided for.

Date, before which Bonds cannot be presented for pre-term retirement:

A Bond Owner is entitled to present Bonds for retirement and to demand immediate reimbursement for the face value of the Bond, that has not been paid off by the Issuer, in the following cases:

1) a court award on bankruptcy of the Issuer takes effect,

2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision;

3) a court award on bankruptcy of the Warrantor takes effect,

4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;

c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,

6) other cases expressly provided for by the legislation of the Russian Federation.

The face value of the Bond, that has not been paid off by the Issuer, means above and hereinafter the difference between the face value of each Bond of the issue and the part of the face value of the Bond, that has been retired by the Issuer in compliance with the Decision on the Issue and the Offering Circular.

Conditions and procedure of pre-term retirement:

In case of pre-term retirement, Bonds shall be retired at the face value of the Bond, that has not been paid off. Besides, the Issuer shall pay to the Bond Owners the accrued coupon yield as of the date of the Issuer's obligations execution in respect of pre-term retirement of Bonds, calculated according to the Decision on the Bonds Issue and the Offering Circular.

It is presumed that nominal holders who are NDC's depositors – are duly authorized to receive money of pre-term retirement under the Bonds and/or effect other actions required for pre-term retirement of the Bonds in favour of Bond Owners.

Retirement of the Bonds is effected by the payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent) – its duties are entrusted to:

Full official name of the organization: North-West Telecombank Private Company

Abbreviated official name: ZAO Telecombank
Place of business: 12, Baskov per., St. Petersburg, Russia
Mailing address: 12, Baskov per., St. Petersburg, 191014
General license for banking operations: No. 168
Date of issue: 22.03.2000 г.
Period: without limitation of the period
Authority issuing the license: Bank of Russia

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya and/or Vedomosti (the regional St. Petersburg circulation).

Not later than 2 (two) working days following the date of receipt of monies from the Issuer and of the data required to effect the respective payment in favour of the Bonds owner, the Payment Agent shall transfer monies in favour of the Bond Owner according to the indicated details. Not later than the working day following the date of monies transfer, it shall advise the Issuer and the NDC's depositor, authorized to receive pre-term retirement payments under the Bonds, on the transfer that has been effected.

The Issuer's obligations shall be considered as fulfilled from the moment the respective monetary funds are entered to the correspondent account of the bank indicated in the demand of Bonds pre-term retirement.

After the Issuer performs the obligations of Bonds pre-term retirement, NDC shall write off the retired Bonds from the account of the NDC's depositor dealing with the accounting of the rights of the Owner to the Bonds being retired before the appointed time and shall enter the Bonds to the issue account according to the procedure determined by NDC.

To exercise the right of Bonds pre-term retirement, the Bond Owner or the nominal holder who is an NDC's depositor authorized by the Bond Owner to perform actions aimed at Bonds pre-term retirement shall perform the following necessary actions:

- submit to the NDC a written demand (application) for Bonds retirement (in compliance with the requirements established by this Offering Circular);
- instructions, in compliance with the requirements determined by NDC for the transfer of Bonds to be retired ahead of schedule, to the section of the custody account intended for records of the Bonds to be retired ahead of schedule.

The written demand to retire Bonds shall be submitted with the enclosure of:
- a document confirming the powers of the signatory of the demand on behalf of the Bond Owner – if the demand is signed by a person other than the Bond Owner;
- a specimen of the signature of the signatory of the demand on behalf of the Bond Owner, certified by a notary.

The demand to retire Bonds shall contain:

- description of the event that has entitled the Bond Owner to pre-term retirement;

- for a legal entity: name of the legal entity, its legal address and location, payment details, individual tax-payer's No. (and the BIK code for credit organizations) of the Bond Owner;
- for an individual: full name, residence address, other passport data, payment details, individual

tax-payer's No. (if it has been assigned according to the established procedure).

Not later than the next day after receiving the documents provided by the Depositor to NDC, the latter shall provide the Issuer with the data on the parties, that have claimed pre-term retirement, and the presented documents.

Within 5 (five) working days from the date of receiving the above documents, the Issuer shall check them and, if they meet the above requirements, shall transfer monetary funds to the Payment Agent's account in the amount due to the Bonds owner and shall provide the Payment Agent with the data required to effect the appropriate payment in favour of the Bond Owner.

If the presented documents do not meet the indicated requirements, the Issuer shall, not later than on the fifth working day from the moment of receiving the above documents, send to the signatory of the demand to retire the Bonds a notice on the reasons for their non-acceptance. Receipt of the said notice does not deprive the signatory of the demand of the right to apply once again with a demand to retire the Bonds.

Procedure of disclosing information on pre-term retirement:

In case of Issuer's pre-term retirement of its Bonds, the Issuer, not later than 10 (ten) working days after the retirement, shall publish the following information in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) and the newspaper Izvestiya (the regional edition of St. Petersburg) and/or Vedomosti:

- Issuer's name;

- Bonds retirement date;

- fact entailing the pre-term retirement.

Description of the actions of Bond Owners in case of the Issuer's refusal to fulfil its obligations under the Bonds, and the procedure of disclosing information on failure to fulfil or to duly fulfil the obligations of retirement and yield payment under the Bonds:

In compliance with articles 810 and 811 of the Civil Code of RF, the Issuer must return to the owners during retirement of Bonds their face value and must pay the coupon yield under the Bonds within the time and according to the procedure provided for by the terms and conditions of the Decision on the Bonds issue and of the Offering Circular.

Each Bond Holder is entitled to declare his Bonds of this issue as due to retirement and to demand immediate return of the face value of the Bonds, that has not been paid by the Issuer, in the following cases:

1) a court award on bankruptcy of the Issuer takes effect,

2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision;

3) a court award on bankruptcy of the Warrantor takes effect,

4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;

c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,

6) other cases expressly provided for by the legislation of the Russian Federation.

In case of Issuer's refusal to fulfil the obligations under the Bonds, Bond Owners may apply to the court (court of arbitration), suing the Issuer and demanding to retire a Bond and to pay the income accrued on it, as well as to pay interest for failure to retire the Bond in due time in compliance with articles 395 and 811 of the Civil Code of RF.

Should the Issuer refuse to fulfil the obligations under the Bonds, the Bond Owners and/or nominal Bond Holders shall be entitled to apply to the party providing security for the Bonds issue with a demand to perform Issuer's obligations under the Bonds pf the issue for the Issuer in compliance with the terms and conditions of the offer on provision of a security in the form of a surety for the purpose of the Bonds issue.

Should the Issuer fail to fulfil the obligations in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds, the Issuer's obligations to Bond Owners in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds shall be fulfilled for the Issuer by the limited liability company Trubsnab (hereinafter referred to as Company) as follows:

Bond Owners and/or nominal Bond Holders shall present to the Company written requests for the Company to pay the face value of the Bonds and to pay the interest yield on the Bonds (hereinafter referred to as the Demand to Fulfil the Obligations).

The said Demand to Fulfil the Obligations shall meet the following conditions:

- it shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);

- indicated in it shall be: the full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - TIN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

- it shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Holder or has not paid in full within the time established by the Documents of the Issue:

- the principal amount of the debt in retirement of the Bonds;

- the coupon yield in the form of interest on the face value of the Bonds;

- public irrevocable obligations of the Issuer to redeem its Bonds.

The Demand to Fulfil the Obligations shall be presented to the Company not later than 90 days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds;

the Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of expiry of the period of 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations. If the Company chooses to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations, shall effect a payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are indicated in the Demand to Fulfil the Obligations.

Should the Warrantor fail to fulfil its obligations in compliance with the terms and conditions of the above offer of providing a security in the form of a surety for the purpose of the Bonds issue or should the Issuer fail to fulfil the obligations to pay the yield and to retire the Bonds, the owners shall be entitled to apply to the court (court of arbitration), suing the Issuer or the Warrantor and demanding to pay the face value and/or the yield accrued on the Bonds and to indemnify them for losses.

The procedure of Bond Owners' and/or nominal holders' action in case of Issuer's refusal to fulfil its obligations under the Bonds of the issue is also described in clause 56.14 of the Offering Circular.

In case of Issuer's failure to fulfil or to duly fulfil the obligations of retirement and yield payment under the Bonds, the Issuer shall, within 5 (five) working days from the date of failure to fulfil or to duly fulfil the obligations, publish in the Annex to the Herald of the Federal Commission for

Securities Market of Russia (Prilozheniye k Vestniku FKCB, and in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) information on failure to fulfil or to duly fulfil its obligations to the Bond Owners, including:

- scope of the commitments that have not been fulfilled;

- cause of failure to fulfil the obligations;

- list of possible actions of Bond Owners to satisfy their claims.

56.12. Procedure of Disclosing Information on the Bonds Issue

The Issuer shall disclose information on this Bonds issue according to the procedure provided for by the legislation of the Russian Federation.

The Issuer shall disclose the information on the issue in compliance with the requirements of article 92 of the Federal Law "On Joint-Stock Companies" No. 208-FZ of 26.12.95, Federal Law "On the Securities Market" No. 39-FZ of 22.04.96, Resolution of the Federal Commission for Securities Market of Russia at the Government of RF "On the Procedure and Scope of Information to be Published by a Joint-Stock Company in Case of Public Floatation of Bonds or Other Securities" No. 8 of 7.05.1996, as well as the Provisions "On the Procedure of Disclosing Information on Essential Facts (Events and Actions) Concerning the Financial and Economic Operation of the Securities Issuer" approved by the Resolution of the Federal Commission for Securities Market of Russia No. 32 of 12.08.1998, and the Resolution of the Federal Commission for Securities Market of Russia "On Approving the Standards of Bonds Issue and Offering Circulars" No. 27 of 19.10.01(in the version of 12.03.2003)

a) Not later than 5 (five) days from the date the Issuer's authorized body takes the decision on Bonds floatation, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) a notice containing information on such a decision, including the name of the body taking the decision, date of the meeting, full wording of the decision taken, quorum of the meeting and voting results.

b) Not later than 5 (five) working days from the moment of the essential fact – approval by the Issuer's authorized body of the decision on Bonds issue, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) and the newspapers Izvestiya (the regional edition of St. Petersburg) and/or Vedomosti a notice containing information on such a decision, including the name of the body taking the decision, date of the meeting, full wording of the decision taken, quorum of the meeting and voting results.

c) Within 5 (five) days from the day of the state registration of the Bonds issue, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) the following information:

- name, location, mailing address, organizational and legal form of the Issuer;

- type and form of floated securities;

- number of floated securities;

- timing and conditions of securities floatation;

- name of the authority that effected the state registration of the bonds issue, its location and the registration No. assigned to the issue; date of registration;

- possibility of access to the information contained in the Offering Circular and addresses of its text in the Internet;

- that the Issuer has undertaken to disclose information in the form of the quarterly report of the issuer of securities and notices on essential facts (events and actions) concerning the economic and financial activities of the Issuer in the cases and according to the procedure provided for by the standard acts of the Federal Commission.

d) After the state registration of the Bonds issue, the Issuer shall publish the following information in the newspapers Vedomosti and/or Izvestiya (the regional edition of St. Petersburg):

- name, location, mailing address, organizational and legal form of the Issuer;

- type and form of floated securities;

- number of floated securities;

- timing and conditions of securities floatation;

- name of the authority that effected the state registration of the bonds issue, its location and the registration No. assigned to the issue; date of registration;

- possibility of access to the information contained in the Offering Circular and addresses of its text in the Internet;

- that the Issuer has undertaken to disclose information in the form of the quarterly report of the issuer of securities and notices on essential facts (events and actions) concerning the economic and financial activities of the issuer in the cases and according to the procedure provided for by the standard acts of the Federal Commission.

e) Starting from the date of publication by the Issuer of the notice on the state registration of the Bonds issue and on the procedure of disclosing information on the issue of securities, all interested parties may get familiarized with the Decision on the Bonds Issue and the Bonds Offering Circular at the following addresses:*

Open Joint-Stock Company North-West Telecom

Place of business: 24, ul. B. Morskaya, St. Petersburg, Russia, 191186,

Mailing address: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

Telephone: (812) 312-03-81 Fax: (812) 325-83-23

f) The Bonds floatation starting date is fixed by the Issuer and brought to the notice of potential acquirers of Bonds not later than 5 (five) working days before the Bonds floatation starting date by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg).

g) Within a month from the day of approval of the Bonds floatation results by the Issuer, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) the following information:

- Issuer's name;

- name of the Issuer's authorized body approving the results of Bonds floatation, and the approval date;

- type and form of floated Bonds;

- number of floated Bonds.

h) After the state registration of the report on the results of the Bonds issue by the Federal Commission for Securities Market of Russia, the Issuer shall publish a notice on the registration of the Report on the Results of the Issue in Prilozheniye k Vestniku FKCB and in the newspapers Izvestiya (the regional edition of St. Petersburg) and/or Vedomosti;

i) Starting from the date of publication by the Issuer of the notice on the state registration of the Report on the Results of the Bonds Issue, all interested parties may get familiarized with the Report on the Results of the Bonds Issue at the following addresses:*

Open Joint-Stock Company North-West Telecom

Place of business: 24, ul. B. Morskaya, St. Petersburg, Russia, 191186,

Mailing address: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

Telephone: (812) 312-03-81 Fax: (812) 325-83-23

j) Not later than 14 (fourteen) days before the date of expiry of the eighth coupon period, the Issuer shall publish in the newspapers Izvestiya (the regional edition of St. Petersburg) and/or Vedomosti information on the established coupon rates of the ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth and sixteenth coupons.

k) Not later than 5 (five) days from the moment of an essential fact concerning the financial and economic operation of the Issuer and related to the Bonds issue, information on such a fact shall be published in Prilozheniye k Vestniku FKCB and in the newspapers Izvestiya (the regional edition of St. Petersburg) and/or Vedomosti.

l) Official notice of the Issuer on appointing extra credit organizations (payment agents) and on cancelling such appointments shall be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation, in the newspapers Izvestiya (the regional edition of St. Petersburg) and/or Vedomosti.

m) Not later than 7 (seven) days from the date of the Issuer's taking the decision on acquisition of Bonds, however, not later than 30 (Thirty) days to the date of the start of Bonds acquisition, information on the respective decision shall be published in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg), including the following information:

- date of taking the decision on acquisition (redemption) of the Bonds of the issue;

- series and form of Bonds, state registration No. and date of the state registration of the Bonds issue;

- number of Bonds acquired;

- time, during which the Bond Holder may transfer to the Issuer's Agent a written notice on the intention to sell a certain number of Bonds to the Issuer on the conditions established in the Issuer's decision on acquisition of Bonds and set forth in the published notice on acquisition of Bonds;

- starting date of issued Bonds acquisition by the Issuer;

- final date of issued Bonds acquisition by the Issuer;

- price of issued Bonds acquisition or the procedure of determining it;

- procedure of issued Bonds acquisition;

- form and time of payment;

- name of the Agent authorized by the Issuer to acquire (redeem) Bonds, its location, data on the details of its license of professional participant of the securities market.

n) Not later than 10 (ten) working days upon completion of the established period of Bonds acquisition by the Issuer, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) the following information:

- Issuer's name;

- starting and final dates of Bonds acquisition;

- series and form of Bonds, state registration No. and date of the state registration of the Bonds issue;

- number of acquired Bonds.

o) Within 5 (five) working days from the date of one of the events entitling the Bond Owners to present Bonds for pre-term retirement, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) and the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) the following information:

- description of the event that has entitled the Bond Owners to pre-term retirement of Bonds;

- possible actions of Bond Owners to meet their requirements of pre-term retirement of Bonds.

p) In case of Issuer's failure to fulfil or to duly fulfil the obligations of retirement and yield payment

under the Bonds, the Issuer shall, within 5 (five) working days from the date of failure to fulfil or to duly fulfil the obligations, publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB, and in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) information on failure to fulfil or to duly fulfil its obligations to the Bond Owners, including:

- scope of the commitments that have not been fulfilled;

- cause of failure to fulfil the obligations;

- list of possible actions of Bond Owners to satisfy their claims.

** A fee may be exacted for provision of copies of the Decision on the Bonds Issue, the Offering Circular and the Report on the Results of the Bonds issue, the amount of such fee not exceeding the costs of preparing them.*

56.13. Data on Acquisition of Bonds

Possibility, procedure and conditions of acquisition of the Bonds of the issue by the Issuer:

56.13.1. The Issuer is entitled to acquire Bonds of this issue by making transactions of purchase and sale with Bond Owners in compliance with the active laws of the Russian Federation, including on the basis of Issuer's public irrevocable offers published in mass media. The decision on Bonds acquisition shall be taken by the Issuer taking into account the provisions of the Decision on the Bonds Issue and the Offering Circular (several decisions on Bonds acquisition may be taken).

The Issuer shall acquire Bonds from Bond Owners in compliance with the timing, conditions and procedure of Bonds acquisition published in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) (also see the section of this Offering Circular "Procedure of Issuer's Disclosing Information on Bonds Acquisition).

Acquisition of the Bonds of this issue by the Issuer is possible after the state registration of the report on the results of the Bonds issue and the start of Bonds secondary circulation.

56.13.2. The Issuer must ensure the right of Bond Owners to demand that the Issuer acquire Bonds within the last 14 (fourteen) days of the eighth Bond coupon period (hereinafter referred to as the "Period of presenting Bonds for acquisition by the Issuer").

Acquisition of Bonds by the Issuer upon demand of Bond Owners in compliance with clause 56.13.2 of this Offering Circular shall take place as follows:

a) a Bond Owner shall make a respective contract with any broker, being a member of the Stock Market Section of CJSC Moscow Interbank Currency Exchange (hereinafter referred to as MMVB), and shall instruct him to perform the necessary actions to sell Bonds to the Issuer: The Bond Owners, being a Member of the Section of the Stock Market of MMVB, shall act independently. The Member of the Section of the Stock Market of MMVB, acting for the account of and on behalf of Bond Owners or on his own behalf of and for his own account shall be hereinafter referred to as the "Holder" or "Bond Holder";

b) during the Period of presenting Bonds for acquisition by the Issuer, the Bonds Holder shall send to the Issuer's agent – the Closed Joint-Stock Company North-West Telecom, 12, Baskov per., St. Petersburg, 191014 (hereinafter referred to as the Agent) – a written notice on the intention to sell a certain number of Bonds (hereinafter referred to as the "Notice"). The Notice must be signed by the authorized official of the Bond Holder.

The Notice must be made up on the company form of the Holder as follows:

Hereby ____________________ (full name of the Bond Holder) is advising you of the intention to sell to OJSC North-West Telecom documentary interest-bearing non-convertible Bonds of OJSC North-West Telecom, payable to bearer, series 02, with obligatory centralized care, state registration No. of the issue ________, held by ________________ (full name of the Bond Owner) in compliance with the conditions of the Offering Circular and the Decision on the Bonds Issue.

___

Full name of the Holder:

___

Number of Bonds offered for sale (in figures and in words).

___

___

Signature and official seal of the Holder.

The fact of sending the Notice to the Issuer's Agent means that a contract of purchase and sale of Bonds is made between the Issuer and the Bond Owner. Transactions of executing the contract of purchase and sale of Bonds shall be made according to the procedure and on the conditions described in clause 56.13.2 (c) of the Offering Circular.

c) After the notice is sent, the Bond Holder shall submit a target application for the sale of the number of Bonds indicated in the Notice to the Trading System of the Stock Market Section of MMVB in compliance with the standard documents of MMVB regulating the operation of the Stock Market Section of MMVB to the Issuer's Agent being a member of the Stock Market Section of MMVB, with the indication of the Bonds Acquisition Price and the settlement code T0. The application shall be presented by the Holder to the trading system from 11-00 a.m. till 01.00 p.m. Moscow time on the Date of Bonds acquisition by the Issuer.

The Bonds Acquisition Price is determined as 100% (one hundred per cent) of the face value.

The Bonds Acquisition Date is determined as the latest of the two dates:

- Date of payment of the coupon yield under the eighth coupon of the Bonds;

- the 5th (fifth) working day from the date the Notice is received by the Issuer's Agent.

If Bonds are acquired on the Bonds Acquisition Date later than the Date of payment of the coupon yield under the eighth coupon of the Bonds, the Issuer shall additionally pay during the operation of purchase and sale of Bonds the accrued coupon yield under the Bonds (ACY).

d) Transactions of Bonds Acquisition by the Issuer from Bond Holders shall be made in the Section in compliance with the Section's Regulations.

Not later than 05-30 p.m. Moscow time on the Date of Bonds Acquisition by the Issuer, the latter undertakes to make transactions with all Bond Holders, from whom Notices have been received, by submitting cross target applications against the applications filed in compliance with clause c) of this Offering Circular and entered into the Trading system by the moment of making the transaction.

If the Issuer buys Bonds of the issue, they are entered on the custody account of the Issuer with NDC.

Later, the Bonds bought by the Issuer may be issued for circulation again, to the secondary market (provided the Issuer observes the requirements of the legislation of the Russian Federation).

Bonds acquisition timing or procedure of determining it:

If the Issuer takes a decision to acquire Bonds in compliance with clause 56.13 of the Offering Circular by making transactions of purchase and sale of Bonds with Bond Owners in compliance with the active law of the Russian Federation, including on the basis of Issuer's public irrevocable offers published in mass media, the timing and other terms of Bonds acquisition shall be established by the Issuer and shall be published in the newspaper Vedomosti and/or the newspaper Izvestiya (the

regional edition of St. Petersburg).

According to clause 56.13.2 of the Offering Circular, the Bonds Acquisition Date shall be determined as the latest of the two dates:

- Day following the Date of payment of the coupon yield under the eighth coupon of the Bonds;

- the 5th (fifth) working day from the date the Notice is received by the Issuer's Agent.

Procedure of Issuer's Disclosing Information on Bonds acquisition:

If the Issuer takes a decision to acquire Bonds in compliance with clause 56.13 of the Offering Circular, not later than 7 (seven) days from the date of taking such a decision, however, not later than 30 (Thirty) days to the date of the start of Bonds acquisition, a notice on the respective decision shall be published in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg), including the following information:

- date of taking the decision on acquisition (redemption) of the Bonds of the issue;

- series and form of Bonds, state registration No. and date of the state registration of the Bonds issue;

- number of Bonds acquired;

- time, during which the Bond Holder may transfer to the Issuer's Agent a written notice on the intention to sell a certain number of Bonds to the Issuer on the conditions established in the Issuer's decision on acquisition of Bonds and set forth in the published notice on acquisition of Bonds;

- starting date of issued Bonds acquisition by the Issuer;

- final date of issued Bonds acquisition by the Issuer;

- price of issued Bonds acquisition or the procedure of determining it;

- procedure of issued Bonds acquisition;

- form and time of payment;

- name of the Agent authorized by the Issuer to acquire (redeem) Bonds, its location, data on the details of its license of professional participant of the securities market.

If the Issuer takes a decision to acquire Bonds, not later than 10 (ten) working days upon completion of the established period of Bonds acquisition by the Issuer, the Issuer shall publish in the Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB) the following information on the results of Bonds acquisition:

- Issuer's name;

- starting and final dates of Bonds acquisition;

- series and form of Bonds, state registration No. and date of the state registration of the Bonds issue;

- number of acquired Bonds.

56.14. Data on Security for the Bonds of the Issue

The person providing security:

Full name: ***Trubsnab Limited Liability Company***

Abbreviated name: ***Trubsnab LLC***

TIN: ***2320099881***

Place of business: ***2/1 per. Trunova, Central district, Sochi, Krasnodar krai, 354057***

Mailing address: ***2/1 per. Trunova, Central district, Sochi, Krasnodar krai, 354057***

Type of security (method of security provided):
surety

Amount of security (roubles): ***1 500 000 000***

Terms of security and procedure of exercising the rights of Bond Owners under the provided security:
The acquisition of Bonds means that the acquirer of Bonds makes a contract, under which a security of the Bonds issue is provided. With the passage of the title to the Bond, the acquirer also receives

the rights under the said Contract in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bond.

An Offer of Providing a Security in the Form of a Surety for the Purposes of the Bonds Issue by OJSC North-West Telecom shall serve as the document confirming the provision by the limited liability company Trubsnab of a security for the purposes of the Bonds issue.

OFFER

of Providing a Security in the Form of a Surety for the Purposes of the Bonds Issue

The city of Sochi — *5th June 2003*

1. Terms and Definitions

1.1. Underwriter*: North-West Telecombank Private Joint-Stock Company*

1.2. NDC*: National Depositary Centre Non-Profit Partnership acting as the Bonds depositary.*

1.3. Bonds*: documentary interest-bearing bonds, payable to bearer, all in all 1,500,000 (one million five hundred thousand), with the face value of 1,000 (one thousand) roubles each, issued by the Issuer in compliance with the Documents of the Issue.*

1.4. Company*: limited liability company Trubsnab.*

1.5. Volume of Outstanding Obligations*: the volume, in which the Issuer has not fulfilled the Issuer's obligations.*

1.6. Issuer's Obligations*: obligations of the Issuer to Bond Owners as defined in clause 3.1. of the Offer.*

1.7. Offer*: this OFFER.*

1.8. Limit Amount*: - 1,500,000,000 (one billion five hundred million) roubles, as well as the amount comprising the aggregate coupon yield under 1,500,000 (one million five hundred thousand) Bonds.*

1.9. Event of Default*: an event described in clause 3.1. of the Offer.*

1.10. Issuer's Obligations Execution Time*: any of the times indicated in clause 3.1. of the Offer.*

1.11. Demand to Fulfil the Obligations*: a demand of the Bond Owner to the Company, meeting the conditions of clauses 3.2-3.6 of the Offer.*

1.12. Federal Commission*: the Federal Commission for Securities Market (FKCB) of Russia.*

1.13. Documents of the Issue*: Decision on the Bonds Issue, Offering Circular and Certificate of Bonds.*

1.14. Issuer*: Open Joint-Stock Company North-West Telecom*

2. Subject-Matter and Nature of the Offer. Offer Acceptance Terms

2.1. This is the Offer of the Company to any party intending to acquire Bonds to enter into a contract with the Company on provision by the Company of a security in the form of a surety for the purposes of the bonds issue in compliance with the legislation, Articles of Association of the Company and terms of the Offer.

2.2. This Offer is a public offer and expresses the will of the Company to enter into a contract of guarantee with any acquirer of Bonds on the terms and conditions indicated in the Offer.

2.3. This Offer is irrevocable, i.e. it cannot be revoked during the period established for acceptance of the Offer.

2.4. All terms of the Offer are to be fully included in the Documents of the Issue. The Offer shall be considered as received by the addressee at the moment the Issuer provides all potential acquirers of Bonds with the possibility of access to the information on the Bonds issue contained in the Documents of the Issue and to be disclosed in compliance with the Federal Law "On the Securities Market" and the standard acts of the Federal Commission.

2.5. The Offer may be accepted only by acquiring one or several Bonds according to the procedure, on the conditions and within the time established by the Documents of the Issue. The acquisition of Bonds means that the acquirer of Bonds makes a contract of guarantee with the Company, under which the Company undertakes to the acquirer of Bonds to answer for the Issuer's execution of its obligations to the Bonds acquirer on the conditions established by the Offer. With the passage of the title to the Bond, its acquirer (new owner) also receives the rights under the said contract of guarantee in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bond.

3. Obligations of the Company. Procedure and Terms of Fulfilling Them

3.1. The Company assumes responsibility for the Issuer's execution of its obligations related to the payment of the Bonds face value and coupon yield under the Bonds to Bond Owners, as well as to the public irrevocable obligations (offers) of the Issuer in respect of the redemption of its Bonds determined in compliance with the Documents of the Issue on the following conditions:

The limit liability of the Company under the Issuer's obligations is restricted by the Limit Amount. Should the Limit Amount prove insufficient to satisfy all claims of the Owners of Bonds presented by them to the Company according to the procedure established by the Offer, the Company shall distribute the Limit Amount among all Owners of Bonds in proportion to the claims presented by them in the above manner.

The Company's responsibility under the Issuer's Obligations shall be joint and several.

The Company undertakes to fulfil the Issuer's Obligations for the Issuer where the Issuer has not fulfilled the Issuer's Obligations in the following cases:

- The Issuer has failed to pay or to fully pay the principal amount of debt to Bond Owners during Bonds retirement within the time set forth in the Documents of the Issue;

- The Issuer has failed to pay or to fully pay the coupon yield in the form of interest on the Bonds face value to Bond Owners in the amount and within the time set forth in the Documents of the Issue;

- The Issuer has failed to fulfil or to fully fulfil its public irrevocable obligations in respect of its Bonds redemption;

- A Bond Owner has presented to the Issuer a claim of immediate return to him of the Bonds face value and payment of the due coupon yield under the Bonds in the cases and according to the procedure provided for by the Documents of the Issue;

3.2. The Company undertakes to fulfil the Issuer's Outstanding Obligations in the Volume of the Outstanding Obligations and within the limits of the Limit Amount in compliance with the conditions of the Offer. The volume of the Outstanding Obligations shall be determined by the Company in compliance with the Demands to Fulfil the Obligations received from Bond Owners and set forth in compliance with clause 3.3 of this Offer.

3.3. The Demand to Fulfil the Obligations shall meet the following conditions:

3.3.1. The Demand to Fulfil the Obligations shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);

3.3.2. The following shall be indicated in the Demand to Fulfil the Obligations: full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - TIN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

3.3.3. It shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Owner or has not paid in full within the time established by the Documents of the Issue:

- the principal amount of the debt in retirement of the Bonds;

- the coupon yield in the form of interest on the face value of the Bonds;

- public irrevocable obligations of the Issuer to redeem its Bonds.

3.3.4. The Demand to Fulfil the Obligations shall be presented to the Company not later than 90 (ninety) days from the respective due Date of Issuer's Obligations Execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

3.3.5. The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds;

3.3.6. The Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

3.4. The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days established by clause 3.3.4 of the Offer. The Company is entitled to express any objections against the Demand to Fulfil the Obligations, that could be presented by the Issuer and shall not lose the right of such objections even if the Issuer waives them and recognizes its debt.

3.5. Demands to Fulfil the Obligations presented to the Company later than 90 (ninety) days from the respective due Date of Issuer's Obligations Execution in respect of the Bond Owners sending such a Demand to Fulfil the Obligations shall not be considered.

3.6. If the Company chooses to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations (clause 3.4 of the Offer), shall effect payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are indicated in the Demand to Fulfil the Obligations.

4. Surety Period

4.1. The surety of the Company provided for by the Offer shall take effect from the moment of making a contract of guarantee by the Bonds acquirer with the Company in compliance with clause 2.5 of the Offer.

4.2. The surety of the Company provided for by the Offer shall terminate:

4.2.1. Upon expiry of 90 (ninety) days from the day of the due Date of Issuer's Obligations Execution, unless the Bond Owner presents the Demand to Fulfil the Obligations during the said period according to the procedure provided for by this Offer;

4.2.2. With termination of the Issuer's Obligations;

4.2.3. In case of a change in the period of Issuer's Obligations execution, prolongation of such a period, any prolongation of Issuer's Obligations or any restructuring of them in any form, or in case of any other change of the Issuer's Obligations entailing increased liability or other unfavourable consequences for the Company, taking place without the consent of the latter;

4.2.4. On other grounds established by the active laws of the Russian Federation.

5. Other Terms

5.1. All issues of relations between the Company and the Bond Owners, concerning Bonds and not covered by the Offer, shall be regulated by the Documents of the Issue and shall be understood and interpreted in compliance with them.

5.2. In case of failure to filfil or to duly filfil its obligations under the Offer, the Company and the Bond Owners shall bear responsibility in compliance with the active law.

5.3. The Company shall not bear responsibility to Issuer's creditors in respect of obligations of other parties that gave a guarantee for the Issuer for the purposes of the Bonds issue, even if such parties gave such a guarantee jointly with the Company.

5.4. All and any disputes in connection with the Offer shall be referred to the Court of Arbitration of the city of St. Petersburg.

5.5. This Offer has been made in three originals, one kept by the Company, the second by the Underwriter in the place of their location and the third transferred to the Federal Commission together with the Documents of the Issue. In case of any disagreement between the texts of the above originals of the Offer, priority in interpreting and applying the Offer will be given to the original of the Offer transferred to the Federal Commission together with the Documents of the Issue.

6. Addresses and bank details of the Company.

Legal address:	*2/1 per. Trunova, Central district, Sochi, Krasnodar krai, 354057*
TIN	*2320099881*
KPP	*232001001*
OKONKh, OKPO	*71100, 71200, 71500; 55962453*
Settlement account	*40702810500000000072*
BIK:	*044579769*
Name of bank	*"Baltic Development Bank" Joint-Stock Commercial Bank, Moscow*
Correspondence account	*30101810600000000769*

Signatures:

General manager *Chief accountant*

______________________/*V.G.Burukhin/* ______________________/*V.G.Burukhin/*

57. Data on the bonds issue

57.1. Date of taking the decision and the Issuer's body taking the decision on floating the Bonds of the issue.
On the basis of the decision made by the Board of Directors of the Open Joint-Stock Company North-West Telecom dated June 10, 2003, minutes #13-03

57.2. Date of approval and the Issuer's body approving the decision on the issue and the offering circular of the Bonds:

Decision on the bonds issue approved by the Board of Directors of the Open Joint-Stock Company North-West Telecom dated June 10, 2003, minutes #13-03

Prospectus approved by the Board of Directors of the Open Joint-Stock Company North-West Telecom dated June 10, 2003, minutes #13-03

57.3. Any restrictions for the issue of Bonds, including restrictions in respect of possible acquirers of floated Bonds.
According to the Resolution of the Federal Commission for Securities Market of Russia No. 27 dated 19.10.2001 "On Approval of the Standards of Bonds Issue and their Offering Circulars", state registration of a Bonds issue cannot be effected:

- until complete payment of the authorized capital of the joint-stock company or limited liability company;

- if the sum total of their face values (volume of the issue) together with the sum total of the face values of all unretired Bonds of the Issuer being a joint-stock company or a limited liability company exceeds its authorized capital or the security provided to it by third parties for the purposes of Bonds issue.

It is prohibited to make any civil transactions with the Bonds before the state registration of their issue.

It is prohibited to advertise the Bonds before the state registration of their issue.

No restrictions have been established in respect of possible acquirers of the floated Bonds. The Issuer does not know whether any big transactions or related-party transactions will be made during the Bonds floatation for the following reasons:

In the course of Bonds floatation, transactions will be made between the Underwriters of the issue acting on their own behalf, however, for the account and upon instructions of the Issuer, on the one hand, and members of the Stock Market Section of MMVB, on the other hand. Members of the Section of the Stock Market, in their turn, may act both for their own account and for the account and on the basis of the instructions of third parties.

57.4. Percentage of Bonds, which, remaining unfloated, makes the issue as having failed to take place, and

procedure of funds return to investors.
Not determined

57.5. Procedure of keeping and accounting the rights to Bonds
No bond owners register is kept.

Obligatory centralized care of the Bonds of the issue is provided for.

Depositary dealing with the centralized care:
Full name: *National Depositary Centre Nonprofit Partnership*

Abbreviated name: *NP NDC*

Place of business: *1/13 Sredniy Kislovskiy per., building 4, Moscow, 103009, Russian Federation*

Mailing address: *1/13 Sredniy Kislovskiy per., building 4, Moscow, 103009, Russian Federation*

TIN: 7706131216

Telephone: *(095) 956-27-89, 956-27-90*

No. of license: *177-03431-000100*

Date of issue: *4.12.2000*

Valid till: *licence without fixed period*
Licensing authority: *Federal Commission for Securities Market of Russia*

Bonds shall be issued in the documentary form, with a certificate for the entire scope of the issue, subject to centralized care at the Nonprofit Partnership National Depositary Centre (hereinafter referred to as NDC). Rights to all Bonds of the issue shall be certified by one certificate, the form of which is given in the Appendix to the Decision on the Bonds Issue (hereinafter referred to as "Certificate") and the Offering Circular. Before the starting date of Bonds floatation, the Issuer shall transfer the Certificate for keeping at the NDC.
No issue of the certificate to Bond Holders is provided for. Depositary accounting of operations with Bonds shall be the responsibility of NDC, which acts as the depositary, as well as by the depositaries, on whose custody accounts Bonds are recorded (hereinafter referred to as Depositaries).

The procedure of submitting documents, as well as the execution timing and the grounds for transacting operations with Bonds are regulated by the contract on custody account, made by the client (depositor) and NDC, the conditions of depositary operations of the National Depositary Centre Non-Profit Partnership, that may be read at the following Internet address: www.ndc.ru, and/or contracts made with the depositaries, on whose custody accounts Bonds are recorded.

The Depositary is obliged to make operations with clients' (depositors') securities only upon instructions of such clients (depositors) or persons authorized by them, including account custodians, and within the time established by the depositary contract. The Depositary must make entries in respect of the client's (depositor's) custody account only provided there are documents, which, according to the active law, other standard legal acts and the depositary contract, serve as the ground for making such entries.

The following shall serve as the ground for making entries in respect of the client's (depositor's) custody account:

- instructions of the client (depositor) or the person authorized by him, including account custodian, meeting the requirements set forth in the depositary contract;

- in case of passage of the title to securities otherwise than as a result of civil-commitment transactions – documents confirming the passage of the title to securities in compliance with the active laws and other standard legal acts;

- other grounds provided for by the legislation of the Russian Federation and/or the depositary contract.

The Depositary must register facts of clients' (depositors') securities burdening with a pledge or other rights of third parties according to the procedure provided for by the depositary contract.

The rights to the securities that are kept, and (or) the rights to which are recorded at the depositary shall be considered as transferred from the moment the depositary makes the respective entry for the client's (depositor's) custody account. However, in case there is no entry on the custody account, the interested party is not deprived of the possibility to prove its title to the securities, referring to

other proof.

For the purposes of clients (depositors) exercising their rights to securities, the depositary shall:

- Take all measures provided for by the Federal Laws and other standard legal acts to protect the rights of a conscientious acquirer to the securities held by him and to avoid requisitioning of securities from a conscientious acquirer;

- Ensure a transfer of securities to custody accounts indicated by the client (depositor) both with this depositary and with any other depositary upon instructions of the client (depositor) in compliance with the depositary contract.

After the Issuer retires the Bonds of the issue, the Depositary shall:

- write off the Bonds from custody accounts;

- stop keeping the Bonds certificate and retire it.

E. Extra Information

58. Procedure of Issuer's taking a decision on making related-party transactions and big transactions in the course of floating the Bonds.

The Issuer does not know whether any related-party transactions will be made during the Bonds floatation for the following reasons:

in the course of Bonds floatation, transactions will be made between the Underwriters of the issue acting on their own behalf, however, for the account and upon instructions of the Issuer, on the one hand, and members of the Stock Market Section of MMVB, on the other hand;

members of the Section of the Stock Market, in their turn, may act both for their own account and for the account and on the basis of the instructions of third parties.

Issuer's decisions on making related-party transactions and big transactions in the course of floating the Bonds shall be taken in compliance with the Federal Law On Joint-Stock Companies dated 26.12.95 No. 208-FZ (in the version of 21.03.2002) and the Company's Articles of Association.

1. Procedure of Approving Big Transactions

1.1. A big transaction is a transaction (including a loan, mortgage, credit, surety), or several interrelated transactions connected with acquisition, alienation or the possibility of alienation by the Company directly or indirectly of property, the value of which is 25 (twenty five) and more per cent of the balance sheet value of the Issuer's assets as determined according to its accounts and reports as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of Company's common stock through subscription (realization) and transactions related to floatation of issued securities convertible into Company's common stock.

1.2. For the Company's Board of Directors and the general meeting of the shareholders to take a decision on approving a big transaction, the price of alienated or acquired property (services) shall be determined by the Company's Board of Directors in compliance with article 77 of the Federal Law.

1.3. The decision on approving a big transaction covering property, the value of which is from 25 (twenty five) to 50 (fifty) cent of the balance sheet value of the Company's assets, shall be taken by all members of the Board of Directors of the Company unanimously without taking into account the votes of the retired members of the Company's Board of Directors.

If unanimity of the Board of Directors of the Company in respect of approving a big transaction fails to be reached, upon decision of the Board of Directors of the Company, the issue of approving a big transaction may be proposed for the decision of the general meeting of the shareholders. In such a case the decision on approving a big transaction shall be taken by the general meeting of the shareholders by the majority of votes of the shareholders holding voting shares and taking part in the general meeting of the shareholders.

1.4. The decision on approving a big transaction covering property, the value of which is over 50 (fifty) cent of the balance sheet value of the Company's assets, shall be taken by the general meeting of the shareholders by the majority of three quarters of votes of the shareholders holding voting shares and taking part in the general meeting of the shareholders.

2. Procedure of approving related-party transactions

2.1. A transaction (including a loan, mortgage, credit, surety), in which a Member of the Company's Board of Directors, or the official acting as the Company's sole executive body, including the managing organization or manager, a member of the joint executive body of the Company, or a Company's shareholder holding together with its affiliated parties 20 (twenty) and more per cent of the Company's voting shares, or a party entitled to give instructions obligatory for the Company, is interested, shall be made by the Company in compliance with the following provisions.

2.2. The said persons shall be considered as interested in the Company making a transaction in case they, their spouses, parents, children, full-blood and non-full-blood brothers and sisters, adopters and the adopted and/or their affiliated parties:

are a party, beneficiary, agent or representative to the transaction;

own (each or in the aggregate) 20 (twenty) and more per cent of the shares (parts) of the legal entity being a party, beneficiary, agent or representative to the transaction;

hold positions in the management bodies of the legal entity being a party, beneficiary, agent or representative to the transaction, or positions in the management bodies of the managing organization of such a legal entity;

in other cases provided for by the Articles of Association of the Company.

2.3. Provisions regulating approval of related-party transactions are not applied:

to transactions, in which all shareholders of the Company are interested;

in case of exercising the preferential right of acquiring the shares floated by the company;

in case of Company acquiring and redeeming floated shares;

in case of company re-organization in the form of merger (affiliation), if the other company participating in the merger (affiliation) holds more than three quarters of all voting shares of the company under re-organization.

2.4. The Parties listed in clause 2.2 shall bring to the notice of the Company's Board of Directors, Auditing Committee (Inspector) of the Company and Auditor of the Company the following information:

on legal entities, in which they own independently or jointly with their affiliated party (parties) 20 (twenty) or more per cent of the voting shares (parts);

on legal entities, in the management bodies of which they hold positions;

on transactions being made or expected and known to them, in which they may be considered as interested parties.

59. Income taxation procedure for floated Bonds

Value added tax

According to the Taxation Code of the Russian Federation, income from operations with floated Bonds, viz.: income from realization (withdrawal, retirement) of Bonds, as well as coupon yield, is not subject to value added taxation.

Procedure of profit taxation of income gained by non-resident legal entities of the Russian Federation from operations with Bonds

The tax base for operations with Bonds is determined as the sum total of income from realization (retirement) of Bonds, gained in the tax period under report, less the expenses accepted for deduction in the tax period under report.

Income from realization or other kinds of withdrawal of Bonds is determined proceeding from the Bonds realization (retirement) price and the amount of accumulated interest (coupon) yield, paid to the tax-payer by the buyer or by the Issuer, while expenses are determined proceeding from the Bonds acquisition price (including expenses related to their acquisition), realization costs and the amount of accumulated interest (coupon) yield, paid by the tax-payer to the seller. The amount of expenses does not include the amounts of accumulated interest (coupon) yield, that have been taken

for deduction when determining the tax base.

If the tax-payer qualifies an operation with Bonds as a futures transaction with financial instruments, the tax base is determined taking into account the provisions of articles 301-305, 326 and 327 of the Tax Code of the Russian Federation. When a tax-payer effects repo (repurchase) operations with Bonds, the tax base is determined taking into account the provisions of articles 282 and 333 of the Tax Code of the Russian Federation.

The realization price is determined as the actual price of realization, if the actual price meets the criteria established by clauses 5 and 6 of article 280 of the Tax Code of the Russian Federation (depending on whether the Bonds are securities that are circulating or are not circulating in the organized securities market)

If the actual price does not meet the requirements established by clauses 5 and 6 of article 280 of the Tax Code of the Russian Federation, then the price determined according to the procedure established by the Tax Code of the Russian Federation is used in taxation.

Tax-payers determine the tax base for operations with securities circulating in the organized securities market separately from the tax base for operations with securities that are not circulating in the organized securities market, except for professional dealers of the securities market. Professional dealers of the securities market form a unified tax base taking into account the income and expenses from operations with securities.

Tax-payers incurring losses from operations with securities are entitled to carry over the said losses to the future in the amount up to 30% (thirty per cent) of the tax base according to the procedure established by article 283 of the Tax Code of the Russian Federation. Carry-over of losses from operations with securities circulating in the organized securities market and with securities that are not circulating in the organized securities market is to be effected separately for the said categories of securities within the profit gained from operations with the said categories of securities This provision does not cover professional dealers of the securities market. They determine the amount of loss to be carried over to the future, taking into account all income and expenses recognized for the purpose of taxation, including income and expenses in operations with securities.

When a coupon is retired by the Issuer, the taxable interest yield is recognized by the tax-payer based on the established profitability of the Bonds according to the procedure established by the Tax Code of the Russian Federation. Tax-payers determining income and expenses for the purpose of taxation by the accrual method must calculate and recognize for the purpose of taxation the interest yield on Bonds as of the last date of the (tax) period under report.

The tax rate for income related to operations with Bonds is 24 (twenty four) per cent. Legislative bodies of the entities of Russian Federation may adopt laws reducing the profit tax rate by not more than 4 (four) per cent points.

The taxation procedure for income gained by resident individuals of the Russian Federation from operations with Bonds.

Taxation of income gained by resident individuals of the Russian Federation in the form of coupon payments, income gained after retirement of Bonds or sale of Bonds before the retirement date is at the rate of 13 (thirteen) per cent.

The income (loss) related to operations of purchase and sale of bonds is determined as the sum total of income on the aggregate of transactions with securities of the respective category made during the taxation period, less the amount of losses from transactions with securities of this category. In such a case the income (loss) related to transactions of purchase and sale of Bonds is determined as the difference between the amounts obtained from realization of Bonds and the expenses for acquisition, realization and care of Bonds (including expenses reimbursable to a professional participant of the

securities market, interest within the limits of the active refinancing rate of the Central Bank of the Russian Federation for the use of funds attracted for the transaction of purchase and sale of Bonds circulating in the organized securities market). Expenses may be taken into account only provided they are actually incurred by the tax-payer and provided there are documents confirming the said expenses.

If tax-payer's expenses cannot be proven by documents, he is entitled to exercise the property tax deduction in the amount not exceeding 125,000 (one hundred twenty five thousand) roubles in case of selling Bonds that were held by the tax-payer for less than three years, or in the amount of the entire gained income in case of selling Bonds that were held by the tax-payer for three years or longer.

For unprofitable transactions with securities circulating in the organized securities market, the amount of loss is determined taking into account the limit border of the securities market price fluctuations. At the moment, the limit border of the market price fluctuations has been fixed in the amount of 19.5 (nineteen point five) per cent.

Calculation and payment of the tax is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period.

If it is impossible to deduct the calculated tax amount from the tax-payer, the fiscal agent (broker, asset manager or another person effecting operations under a contract of agency, contract of commission or another contract in favour of the tax-payer) notifies in writing the tax authority in its registration location within one month from the moment such a circumstance arises on the impossibility of the said deduction and on the amount of the tax-payer's debt.

In accordance with explanations of the tax authorities, calculation and payment of the tax on the amounts received by the tax-payer in the tax period in connection with transactions of purchase and sale of securities held by it on the basis of the title, to effect which the tax-payer has acted as the seller of securities without making contracts of brokerage servicing, contracts of asset management in the securities market, contracts of commission or agency or any other similar contracts, are effected on the basis of the tax return submitted by the tax-payer to the tax authority upon expiry of the tax period. Tax-payers submit tax returns before 30th April and pay the income tax before 15th July of the year following the year under report.

Procedure of profit taxation of income gained by non-resident legal entities of the Russian Federation from operations with Bonds.
Foreign legal entities operating in the Russian Federation through a permanent representative office determine the tax base from making operations with Bonds and calculate the amount of the tax to be paid to the budget according to the procedure similar to the one established for resident legal entities of the Russian Federation, taking into account the provisions of article 307 of the Tax Code of the Russian Federation.

For foreign legal entities that are not operating in the Russian Federation through a permanent representative office, the received interest yield on Bonds is considered as the income taxable in the Russian Federation. The tax is to be levied by the fiscal agent being the source of payment at the rate of 20 (twenty) per cent.

If an agreement of avoiding double taxation exists between the Russian Federation and the state where the foreign legal entity receiving the interest income on Bonds is a resident, then the rate provided for by the international treaty is applied.

In such a case, to apply a reduced rate or to be relieved from paying the tax in the territory of the Russian Federation, the foreign legal entity must present prior to payment to the interest yield to the

fiscal agent an official confirmation of the fact of its permanent location in the country, with which the Russian Federation has entered into a respective treaty of avoiding double taxation, certified by an authorized body of the respective foreign state.

The taxation procedure for income gained by non-resident individuals of the Russian Federation from operations with Bonds.

Taxation of income gained by non-resident individuals of the Russian Federation in the form of coupon payments, income gained after retirement of Bonds or sale of Bonds before the retirement date is at the rate of 30 (thirty) per cent, unless otherwise provided for by international treaties of avoiding double taxation.

The income (loss) related to operations of purchase and sale of bonds is determined as the sum total of income on the aggregate of transactions with securities of the respective category made during the taxation period, less the amount of losses from transactions with securities of this category. Non-resident individuals of the Russian Federation are entitled to a reduction of the taxable income from sale of Bonds by the amounts of actually incurred and documented expenses for their acquisition, realization and care. No property tax deductions to non-resident tax-payers of the Russian Federation are provided for.

For unprofitable transactions with securities circulating in the organized securities market, the amount of loss is determined taking into account the limit border of the securities market price fluctuations. At the moment, the limit border of the market price fluctuations has been fixed in the amount of 19.5 (nineteen point five) per cent.

Calculation and payment of the tax is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period. When obtaining relief from a tax, effecting a set-off or obtaining tax deductions, a non-resident is entitled to present the required documents both before paying the tax and during one year upon expiry of the tax period, on the basis of the results of which the non-resident claims obtaining relief from a tax, effecting a set-off or obtaining tax deductions. If no required documents are presented, the fiscal agent is obliged to deduct the calculated tax amount. The tax-payer is entitled to return the deducted tax amount after submitting a tax return and confirming documents.

If the tax has not been levied by the fiscal agent, then, upon expiry of the tax period the tax-payer must submit to tax authorities an income statement and pay the tax independently. Tax-payers submit tax returns before 30th April and pay the income tax before 15th July of the year following the year under report.

A treaty on avoiding double taxation, existing between the Russian Federation and the country, where the individual is a resident, may provide for relieving from payment of the tax or paying the tax at a lower rate.

To be relieved from paying a tax, effecting a set-off, obtaining tax deductions or other tax privileges, a non-resident individual of the Russian Federation must submit to respective divisions of the Ministry of the Russian Federation for Taxes and Fees an official evidence that it is a resident of the state with which the Russian Federation has entered into a treaty (agreement) on avoiding double taxation, effective during the respective tax period or a part thereof, as well as a document on the gained income and on payment of tax outside the Russian Federation, certified by the tax authority of the respective foreign state.

Property tax

Bonds are not subject to property tax.

60. Restrictions in circulation of bonds.

The Bonds are permitted for free circulation in the stock-exchange and off-exchange markets.

Non-residents may acquire Bonds in compliance with the active laws and standard acts of the Russian Federation.

Circulation of Bonds in the secondary market starts on the first calendar day following the date of registration of the report on the results of the Bonds issue by the Federal Commission for Securities Market of Russia. Bonds shall circulate in the off-exchange market without restrictions before the date of Bonds retirement.

Trading in Bonds at MMVB and SPVB shall be suspended on the day following the date of making up the list of Bond owners and/or nominal holders for payment of the coupon yield under each of the coupons and shall be resumed on the date of payment of the respective coupon yield. The date of making up the list of Bond owners and/or nominal holders of the Bonds for payment of the coupon yield under the last coupon of the Bonds shall be considered the final day of trading in Bonds at the Moscow Interbank Currency Exchange.

In compliance with article 5 of the Federal Law No. 46-FZ of 05.03.99 "On Protection of Investors' Rights and Legal Interests in the Securities Market", a securities owner is prohibited from any transactions with the securities held by him until they are fully paid for and until the report of the results of their issue is registered.

61. Other peculiarities and conditions of the issue and/or circulation of Bonds

There is no other essential information.

62. Basic Bonds sale outlet(s).

Bonds are floated in the stock exchange market.

In the secondary market, Bonds are sold in the stock-exchange and off-exchange markets.

Basic sale outlets in the stock-exchange market are:

Moscow Interbank Currency Exchange Private Joint-Stock Company (MMVB)

No. of license: № 077-05870-000001

Date of issue: 26.02.2002

Place of business: 13, Bolshoy Kislovsky pereulok, Moscow, 125009

Mailing address: 13, Bolshoy Kislovsky pereulok, Moscow, 125009

REGISTERED on ___ _________ 200__

Federal Commission for Securities Market of Russia
(registering authority)

____
(signature of the employee in charge)

(Seal of the registering authority)

THE REPORT ON THE RESULTS OF THE BONDS ISSUE

OJSC North-West Telecom

1,500,000 Series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care, with the face value of 1,000 roubles each and with the redemption date of the first part – 30% (thirty percent) of the face value of the Bonds of the Issue - on the 1092nd (one thousand ninety second) day from the start of floating the Bonds of the Issue, with the redemption date of the second part – 30% (thirty percent) of the face value of the Bonds of the Issue - on the 1274th (one thousand two hundred seventy fourth) day from the start of floating the Bonds of the Issue and with the redemption date of the third part – 40% (forty percent) of the face value of the Bonds of the Issue - on the 1456th (one thousand four hundred fifty sixth) day from the start of floating the Bonds of the Issue, floated by public subscription.

The state registration No. of the issue ***4-02-00119-A***

Date of the state registration of the issue ***July 8, 2003***

Approved by the Board of directors of the Open Joint-Stock Company North-West Telecom

on October 24, 2003, Minutes #26-03

Location of the issuer and contact telephones: Russia, Saint Petersburg, telephone (812) 312-0381

General manager of the Open Joint-Stock Company North-West Telecom	______________	S.I. Kuznetsov
Date " " October 2003	Official seal	
Chief accountant of the Open Joint-Stock Company North-West Telecom	______________	M.M. Semchenko
Date " " October 2003	Official seal	

Hereby we confirm the reliability and completeness of all information contained in this Report on the results of the bonds issue, as well as the fact that the issuer has fulfilled the requirements on disclosing information at the stages of the issue of the securities, on the results of the issue of which this Report has been made up, as established by the legislation of the Russian Federation and by the standard legal acts of the Federal Commission.

Financial consultant: Closed joint-stock company ABK Investment Company
License of a professional participant of the securities market for dealership No. 178-03343-010000 of 29th November 2000, with an unlimited period. License of a professional participant of the securities market for brokerage No. 178-03255-100000 of 29th November 2000, with an unlimited period.

General Manager	______________	D.E. Ivanter

Acts on the basis of the Articles of Association

INN (individual tax-payer's No.) 7808020593

Date "   " October 2003 Official seal

1. Type and category of securities.
series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care

2. Form of securities

documentary, payable to bearer

3. Securities floatation method:
public subscription

4. Actual period of securities floatation.
Date of actual start of floating the securities of the issue: ***08.10.2003***
Date of actual end of floating the securities of the issue: ***08.10.2003***

5. Face value of each bond of the issue:
1,000 roubles

6. Number of placed securities of the issue:
1 500 000
including those paid for:
in monetary funds (roubles): ***1 500 000***
in monetary funds (foreign currency): ***0***
in other assets: ***0***

7. Floatation price.

Floatation price (roubles)	Number of securities of the issue, floated at the indicated price, securities
1 000	1 500 000

8. Total volume of receipts for floated securities
a)The total amount (value) of assets in roubles (including monetary funds in roubles, the amount of foreign currency according to the exchange rate of the Central Bank of the Russian Federation as of the moment of payment, and value of other assets (tangible and intangible assets) used as payment for the floated securities): ***1,500,000,000 roubles***

b) Amount of monetary funds in roubles used as payment for the floated securities:
1,500,000,000 roubles

c) Amount of foreign currency in terms of roubles according to the exchange rate of the Central Bank of the Russian Federation as of the moment of payment (entered on the issuer's or agent's bank account) used as payment for the floated securities: ***0 roubles***

d) Value of other assets (tangible and intangible assets) in terms of roubles, used as payment for the floated securities: ***0 roubles***

9. Percentage of securities, which, if it is not floated, makes the issue of securities invalid.
The percentage of bonds, which, if it is not floated, makes the issue invalid, has not been determined.

10. Percentage of floated and unfloated securities of the issue (of the total number of the securities of the issue).

Percentage of floated bonds of the issue - 100 %.

Percentage of unfloated bonds of the issue 0 %.

11. Big transactions and related-party transactions made in the course of securities floatation.

There have been no big transactions in the process of securities floatation.

There has been a related-party transaction made in the course of bonds floatation – the transaction of acquisition of 300,000 bonds by LLC AMT, a subsidiary of the Issuer. The said transaction was approved by the Issuer's Board of Directors prior to the start of bonds floatation, Minutes of the Meeting No.22-03 of 26.09.2003.

The Open joint-stock company North-West Telecom has no information on whether any other related-party transactions were made in the course of the floatation.

12. Data on shareholders and persons being members of the issuer's management bodies

a) Shareholders holding at least 2 per cent of the authorized capital or at least 2 per cent of the company's common stock, as well as holders of securities convertible into the company's stock, if, as a result of conversion they will hold, in the aggregate with the already available stock of the company, at least 2 per cent of the issuer's authorized capital or at least 2 per cent of its common stock:

12.1. Full name: ***Brunswick UBS Warburg Nominees Private Company (nominal holder)***

Abbreviated name: ***Brunswick UBS Warburg Nominees Private Company***

Place of business: ***52, emb. Kosmodamyanskaya, building 4, Moscow, 115054***

Mailing address: ***2/2 Paveletskaya square, Moscow, 115054***

INN (tax-payer's No.): ***7711080038***

Share in the Issuer's authorized capital: ***13.092 %***

Percentage of common shares: ***14.286 %***

12.2. Full name: ***Depository Clearing Company - Private Company***

Abbreviated name ***CJSC DKK***

Place of business: ***13, ul. Tverskaya-Yamskaya, Moscow, 125047***

Mailing address: ***14/2, ul. Staraya Basmannaya, building 4, Moscow, 103064***

INN (tax-payer's No.): ***7710021150***

Share in the Issuer's authorized capital: ***9.569 %***

Percentage of common shares: ***8.487 %***

12.3. Full name: ***Lindsell Enterprises Limited***

Abbreviated name ***Lindsell Enterprises Ltd***

Place of business: ***2-4 Arch Makarios III Avenue Capital Center, 9th Floor, 1505, Nicosia Cyprus***

Mailing address: ***17, ul. Taganskaya, building 17-23 Moscow, 109104 C 6th floor Nch Advisors Inc for Lindsell Enterprises Ltd***

INN (tax-payer's No.): ***no data are given, as the said party is not a resident of RF***

Share in the Issuer's authorized capital: ***7.529 %***

Percentage of common shares ***6.844 %***

12.4. Full name: ***ING BANK (EURASIA) CJSC (CLOSED JOINT-STOCK COMPANY) (nominal holder)***

Abbreviated name ***ING BANK***

Place of business: ***31, ul. Krasnaya Presnya, Moscow, 123022***

Mailing address: ***31, ul. Krasnaya Presnya, Moscow, 123022***
INN (tax-payer's No.): ***7712014310***
Share in the Issuer's authorized capital: ***6.979 %***
Percentage of common shares: ***5.432 %***

12.5. Full name: ***Fractor Investments Limited***
Abbreviated name ***Fractor Investments Ltd.***
Place of business: ***2-4 Arch Makarios III Avenue Capital Center, 9th Floor, 1505, Nicosia Cyprus***
Mailing address: ***52/3 emb. Kosmodamyanskaya, 9th floor, Moscow 115054 AIG-Brunswick Capital MGMT***
INN (tax-payer's No.): ***no data are given, as the said party is not a resident of RF***
Share in the Issuer's authorized capital: ***2.841 %***
Percentage of common shares: ***3.621 %***

12.6. Full name: ***Investment Communication Company - Public Company***
Abbreviated name ***OAO Svyazinvest.***
Place of business: ***55, ul. Plyushchikha, building 2, Moscow, 119121***
Mailing address: ***55, ul. Plyushchikha, building 2, Moscow, 119121***

INN (tax-payer's No.): ***7710158355***
Share in the Issuer's authorized capital: ***39.893 %***
Percentage of common shares: ***50.844 %***

b) Members of the Board of Directors (Supervisory Board) of the issuing joint-stock company:

Chairperson: ***Valery Nikolayevich Yashin***

Members of the Board of Directors:
Valery Nikolayevich Yashin
Year of birth: ***1941***

Positions in the issuer's and other organizations:
Period: ***1994 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***member of the Board of Directors***

Period: ***1999 – till now***
Organization: ***Investment Communication Company - Public Company***
Position: ***General Manager***

Period: ***2000 – till now***
Organization: ***Investment Communication Company - Public Company***
Position: ***Chairperson of the Management Board***

Period: ***2001 – till now***
Organization: ***Moscow City Telephone Network Public Company***

Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Rostelecom Public Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***TsentrTelecom Public Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***RTComm.RU Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Public Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Rostelecom-Garantiya Non-Governmental Pension Fund***
Position: ***Chairperson of the Fund Council***

Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Telecom-Soyuz Non-Governmental Pension Fund***
Position: ***Chairperson of the Fund Council***

Period: ***2002 – till now***
Organization: ***National Payphone Network Public Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003 – till now***
Organization: ***The Russian Foundation of the History of Communications***
Position: ***Member of the Management Board***

Period: ***2003 – till now***
Organization: ***St. Petersburg Payphones Private Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.172 %***
Percentage of issuer's common shares: ***0.1069 %***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Aleksandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***

Positions in the issuer's and other organizations:
Period: ***2002 – till now***
Organization: ***Association of Independent Directors***
Position: ***Chairperson of the Management Board***

Period: ***2002 – till now***
Organization: ***Association for Investors' Rights Protection***
Position: ***Director***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company - Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common shares: ***no share***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Vadim Yevgenyevich Belov
Year of birth: ***1958***

Positions in the issuer's and other organizations:
Period: ***1999 – till now***
Organization: ***Investment Communication Company - Public Company***
Position: ***Deputy General Manager***

Period: ***2000 – till now***
Organization: ***Investment Communication Company - Public Company***
Position: ***Member of the Management Board***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company "South Telecommunication Company"***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Rostelecom Public Company***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Uralsvyazinform Public Company***

Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***

Organization: ***TsentrTelecom Public Company***

Position: ***Member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Tsentralny Telegraf Public Company***

Position: ***Member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***OJSC North-West Telecom***

Position: ***Member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***RTK-Leasing Private Company***

Position: ***Member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Non-Profit Partnership Centre for Research of Telecommunications Development Problems***

Position: ***Chairman of the Board of the Partnership***

Period: ***2001 – till now***

Organization: ***Rostelecom-Garantiya Non-Governmental Pension Fund***

Position: ***Member of the Fund Council***

Period: ***2003 – till now***

Organization: ***Telecom-Soyuz Non-Governmental Pension Fund***

Position: ***Member of the Fund Council***

Share in the Issuer's authorized capital: ***no share***

Percentage of issuer's common shares: ***no share***

The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Ivan Ivanovich Rodionov

Year of birth: ***1953***

Positions in the issuer's and other organizations:

Period: ***1997 – till now***

Organization: ***Investment Fund "Brunswick Capital Management"***

Position: ***Managing director***

Period: ***2002 – till now***

Organization: ***OJSC North-West Telecom***

Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***

Percentage of issuer's common shares: ***no share***

The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Sergey Vladimirovich Soldatenkov

Year of birth: ***1963***

Positions in the issuer's and other organizations:

Period: ***1999 – till now***

Organization: ***OJSC North-West Telecom***

Position: ***Member of the Board of Directors***

Period: ***2001 – till now***

Organization: ***Megafon Open Joint-Stock Company***

Position: ***Member of the Board of Directors***

Period: ***2001 – till now***

Organization: ***Telecominvest Public Company***

Position: ***Member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Sonik Duo Private Company***

Position: ***member of the Board of Directors***

Period: ***2003 – till now***

Organization: ***Megafon Open Joint-Stock Company***

Position: ***Chairperson of the Management Board***

Period: ***2003 – till now***

Organization: ***Megafon Open Joint-Stock Company***

Position: ***General Manager***

Share in the Issuer's authorized capital: ***0.0024 %***

Percentage of issuer's common shares: ***0.00002 %***

The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: no share

Dmitry Vladimirovich Levkovsky

Year of birth: ***1965***

Positions in the issuer's and other organizations:

Period: ***1995 – till now***
Organization: ***"NCH Advisors, Inc"***
Position: ***Vice-President***

Period: ***2000 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Uralsvyazinform Public Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common shares: ***no share***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: no share

Irina Mikhailovna Ragozina
Year of birth: ***1950***

Positions in the issuer's and other organizations:
Period: ***1996 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Board of Directors***

Period: ***1999 – till now***
Organization: ***Investment Communication Company - Public Company***
Position: ***Corporate Management Department Director***

Period: ***2001 – till now***
Organization: ***Moscow City Telephone Network Public Company***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Rostelecom Public Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common shares: ***no share***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: no share

Yury Alexandrovich Bilibin
Year of birth: ***1971***

Positions in the issuer's and other organizations:
Period: ***2000 – till now***
Organization: ***Investment Communication Company - Public Company***
Position: ***Assistant General Manager***

Period: ***2000 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Medexpress Private Insurance Company***
Position: ***Member of the Supervisory Board***

Period: ***2001 – till now***
Organization: ***North-West Telecombank Private Company***
Position: ***Member of the Supervisory Board***

Period: ***2001 – till now***
Organization: ***National Payphone Network Public Company***
Position: ***Member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***RTComm.RU Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Uralsvyazinform Public Company***
Position: ***Member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Public Company Inter-Regional Commercial Bank of Communication and Information Support Development***
Position: ***Member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Rostelecom-Garantiya Non-Governmental Pension Fund***
Position: ***Member of the Fund***

Period: ***2002 – till now***
Organization: ***RTK-Leasing Private Company***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Svyazinvest-Media Public Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***MobiTel Private Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Доля обыкновенных акций эмитента: ***no share***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Alexandr Alexandrovich Gogol
Year of birth: ***1946***

Positions in the issuer's and other organizations:
Period: ***1998 – till now***
Organization: ***Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication***
Position: ***Rector***

Period: ***2000 – till now***
Organization: ***St. Petersburg Telecommunication Centre - Private Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common shares: ***no share***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Alexandr Abramovich Sysoyev
Year of birth: ***1949***

Positions in the issuer's and other organizations:
Period: ***2002 – till now***
Organization: ***Telecominvest Public Company***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***

Organization: ***Delta Telecom Private Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***St. Petersburg Telecommunication Centre - Private Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Neva Kabel Private Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Kolatelecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.0376%***
Percentage of issuer's common shares: ***0.029%***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Oleg Anatolyevich Lebedinets
Year of birth: ***1977***

Positions in the issuer's and other organizations:
Period: ***2000 – till now***
Organization: ***Brunswick Asset Management***
Position: ***Director of the Analytical Department of the Investment Fund***

Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common shares: ***no share***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

c) Members of the Issuer's collegiate executive body:
Igor Nikolayevich Samylin
Year of birth: ***1957***

Positions in the issuer's and other organizations:
Period: ***2000 – till now***

Organization: ***OJSC North-West Telecom***
Position: ***Member of the Management Board***

Period: ***2001 – till now***
Organization: ***Petersburg Transit Telecom Public Company***
Position: ***Member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Public Company***
Position: ***Member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Telecominvest Production Private Company***
Position: ***Member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***"St. Petersburg Informational Company" Private Company***
Position: ***Member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***PeterStar Private Company***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Regional Manager of the Petersburg Telephone Network branch***

Period: ***2002 – till now***
Organization: ***Giprosvyaz SPb Public Company***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***TCI Telesense Private Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common shares: ***no share***

The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***

Positions in the issuer's and other organizations:

Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Management Board***

Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Deputy General Manager – Manager in charge of corporate management***

Period: ***2003 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***WestBaltTelecom Private Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Vologda Cellular Communications Private Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.00633 %***
Percentage of issuer's common shares: ***0.0036 %***

The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Maya Mikhailovna Semchenko
Year of birth: ***1967***

Positions in the issuer's and other organizations:
Period: ***2000 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Management Board***

Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Chief accountant***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common shares: ***no share***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Vladimir Alexandrovich Akulich
Year of birth: ***1956***

Positions in the issuer's and other organizations:

Period: ***2000 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Management Board***

Period: ***2001 – till now***
Organization: ***Telecominvest Public Company***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Giprosvyaz SPb Public Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Kaliningrad Mobile Networks Private Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Vologda Cellular Communications Private Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common shares: ***no share***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Vladimir Nikolayevich Vorozheykin
Year of birth: ***1949***

Positions in the issuer's and other organizations:
Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Director in charge of personnel management***

Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Management Board***

Period: ***2003 – till now***
Organization: ***St. Petersburg Telecommunication Centre - Private Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***

Organization: ***Vologda Cellular Communications Private Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common shares: ***no share***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Sergey Ivanovich Kuznetsov
Year of birth: ***1953***

Positions in the issuer's and other organizations:
Period: ***2001 – till now***
Organization: ***Investment Communication Company - Public Company***
Position: ***Member of the Management Board***

Period: ***2001 – till now***
Organization: ***OAO "Rostelecom"***
Position: ***General Manager***

Period: ***2001 – till now***
Organization: ***OAO "Rostelecom"***
Position: ***Member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***OAO "Rostelecom"***
Position: ***Chairperson of the Management Board***

Period: ***2001 – till now***
Organization: ***Rostelecom-Garantiya Non-Governmental Pension Fund***
Position: ***Member of the Fund Council***

Period: ***2002 – till now***
Organization: ***Interfax- Telecom Private Company***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Non-Profit Partnership Centre for Research of Telecommunications Development Problems***
Position: ***Member of the Board of the Partnership***

Period: ***2003 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Management Board***

Period: ***2003 – till now***

Organization: ***OJSC North-West Telecom***
Position: ***General Manager***

Period: ***2003 – till now***
Organization: ***Globalstar - Space Telecommunications Private Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***RTComm.RU Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***RTK-Leasing Private Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Telmos Private Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.0235%***
Percentage of issuer's common shares: ***0.0294%***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Grigory Borisovich Chernyak
Year of birth: ***1949***

Positions in the issuer's and other organizations:
Period: ***1994 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Management Board***

Period: ***2001 – till now***
Organization: ***U Krasnogo Mosta Private Company***
Position: ***Member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Medexpress Private Insurance Company***
Position: ***Member of the Supervisory Board***

Period: ***2002 – till now***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Member of the Management Board***

Period: ***2002 – till now***
Organization: ***OJSC North-West Telecom***

Position: ***Deputy General Manager – Manager in charge of property management***

Share in the Issuer's authorized capital: ***0.04 %***

Percentage of issuer's common shares: ***0.0416 %***

The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

Alexey Vladimirovich Shalagin

Year of birth: ***1958***

Positions in the issuer's and other organizations:

Period: ***2002 – till now***

Organization: ***OJSC North-West Telecom***

Position: ***Deputy General Manager- Director in charge of Economics and Finance***

Period: ***2003 – till now***

Organization: ***OJSC North-West Telecom***

Position: ***Member of the Management Board***

Period: ***2003 – till now***

Organization: ***North-West Telecombank Private Company***

Position: ***Member of the Supervisory Board***

Share in the Issuer's authorized capital: ***no share***

Percentage of issuer's common shares: ***no share***

The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

d) Person holding the position of (acting as) the Issuer's sole executive body

Person acting as the sole executive body of the issuer: ***Sergey Ivanovich Kuznetsov***

Year of birth: ***1953***

Positions in the issuer's and other organizations:

Period: ***2001 – till now***

Organization: ***Investment Communication Company - Public Company***

Position: ***Member of the Management Board***

Period: ***2001 – till now***

Organization: ***OAO "Rostelecom"***

Position: ***General Manager***

Period: ***2001 – till now***

Organization: ***OAO "Rostelecom"***

Position: ***Member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***OAO "Rostelecom"***
Position: ***Chairperson of the Management Board***

Period: ***2001 – till now***
Organization: ***Rostelecom-Garantiya Non-Governmental Pension Fund***
Position: ***Member of the Fund Council***

Period: ***2002 – till now***
Organization: ***Interfax- Telecom Private Company***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Non-Profit Partnership Centre for Research of Telecommunications Development Problems***
Position: ***Member of the Board of the Partnership***

Period: ***2003 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***Member of the Management Board***

Period: ***2003 – till now***
Organization: ***OJSC North-West Telecom***
Position: ***General Manager***

Period: ***2003 – till now***
Organization: ***Globalstar - Space Telecommunications Private Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***RTComm.RU Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***RTK-Leasing Private Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Telmos Private Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.0235%***
Percentage of issuer's common shares: ***0.0294%***
The percentage of the issuer's common shares, into which held securities convertible into common stock may be converted, in the total number of floated common shares and number of common shares, into which securities convertible into issuer's common stock may be converted: ***no share***

MISSION OF THE COMPANY:

Providing all varieties of telecommunication services to the population and organizations of St. Petersburg and the North-West of Russia in interaction with the local and federal authorities, resorting to up-to-date technologies, using the labour of skilled employees and retaining the leading positions among communication operators.

OUR PARTNERS:

Investment Company AVK

МДМ Банк
Московский Деловой Мир
MDM (Moskovsky Delovoy Mir) Bank

SVYAZ INVEST
SVYAZINVEST

Доверительный и Инвестиционный Банк
Trustee and Investment Bank

телеком БАНК
TELECOMBANK

CONTENTS

NOTE

This Information Memorandum deals with essential aspects of the operation of the open joint-stock company *North-West Telecom* (hereinafter referred to as the Issuer or Company) and describes the key terms and structure of the second issue of bonds. The Memorandum is intended for independent analysis by investors who are planning to participate in acquiring Issuer's bonds.

The Issuer confirms that all fundamental provisions of this Memorandum that pertain to the Issuer and the bonds are true.

The information contained in the Information Memorandum is not exhaustive. Any party considering the possibility of acquiring bonds is entitled to carry out its own analysis of the Issuer's financial standing and of the key terms of the issue on the basis of the information provided in the Offering Circular and in the Decision on the Issue. ■

1. PARAMETERS AND TERMS OF THE BONDED LOAN ISSUE

Issuer

OJSC North-West Telecom

Par Value Volume of the Issue

1,500 MIO roubles

Number of Bonds in the Loan

1,500,000 bonds, the face value of each being 1,000 roubles

Kind, Type and Form of Securities

02 series documentary interest-bearing bonds, payable to bearer, with obligatory centralized care (hereinafter referred to as Bonds)

Circulation Period

1,456 days (4 years)

Number of Coupons

Sixteen

Length of Coupon Periods

91 days, the date of Bonds floatation start being the starting date of the first coupon period

Coupon Rates

The Bonds coupon yield for the first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh and twelfth coupon periods is calculated according to the following formula:

Ki = Ci * N * (ti – Ti) / 365/100%,

where i is the sequence number of the coupon, i = 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12;

Ki is the amount of the coupon payment under each Bond;

Ci is the coupon interest rate;

N is the face value of a Bond;

ti is the expiry date of the i-th coupon period;

Ti is the starting date of the i-th coupon period.

The Bonds coupon yield for the thirteenth and fourteenth coupon periods is calculated according to the following formula:

Ki = Ci * 0.7 * N * (ti – Ti) / 365/100%.

The Bonds coupon yield for the fifteenth and sixteenth coupon periods is calculated according to the following formula:

Ki = Ci * 0.4 * N * (ti – Ti) / 365/100%.

The amount of yield on the coupon is determined accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

Determining the Coupon Rates

The interest rate of the first coupon is determined according to the results of the auction held at the Moscow Interbank Currency Exchange (MMVB). The auction to determine the interest rate of the first coupon (hereinafter referred to as auction, or auction to determine the rate of the first coupon) is held on the starting date of Bonds floatation.

On the day when the auction to determine the interest rate of the first coupon is held, members of the stock market section of MMVB submit applications for the auction, using the trading system of MMVB both for their own account and for the account and on behalf of clients. The time for submitting applications for the auction to determine the interest rate of the first coupon is established by MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds are to be sent by members of the stock market section of MMVB to the Underwriter with the indication of the following significant conditions:

1) Purchase price: 100% (one hundred per cent) of the face value.

2) Number of Bonds, that the potential buyer would like to acquire, if the Issuer assigns the interest rate of the first coupon as greater or equal to the acceptable interest rate of the first coupon indicated in the application.

3) Interest rate of the first coupon acceptable for the investor. The term "Acceptable interest rate of the first coupon" means the minimum interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value. The acceptable interest rate of the first coupon must be expressed in per cent per annum accurate to a hundredth of per cent.

Money must be reserved in the amount sufficient for complete payment of the Bonds stated in the applications, taking into account the MMVB's commission fee.

Applications, in which one or several of the above significant conditions do not comply with the requirements set forth in items 1-3, and applications that are not secured by money as provided for in the previous paragraph are not permitted for participation in the auction to determine the interest rate of the first coupon.

Upon expiry of the period for filing applications for auction to determine the interest rate of the first coupon, MMVB makes up the summary list of entered applications and hands it over to the Issuer and the Underwriters.

On the basis of the analysis of the applications submitted for participation in the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing on the decision taken.

After information is received from the Issuer on the established interest rate of the first coupon, the Underwriters make transactions by submitting cross-applications against the applications, in which the interest rate of the first coupon is less than or equal to the established interest rate of the first coupon. The time of effecting operations in the framework of the auction to determine the rate of the Bonds first coupon and making transactions to float them is to be established by Moscow Interbank Currency Exchange (MMVB) upon agreement with the Issuer and the Underwriters.

The filed applications for the purchase of Bonds are to be fully satisfied by the Underwriters, unless the number of Bonds stated in the purchase application exceeds the number of the Bonds that have not been floated. If the volume of a Bonds purchase application exceeds the number of the Bonds that have not been floated, such a securities purchase application shall be satisfied in the amount of the unfloated residue of the Bonds. Bond purchase applications are to be satisfied by the Underwriters as follows:

1) applications shall be satisfied in the ascending order of the interest rate of the first coupon as stated in such applications, i.e. the first application to be satisfied is the one with the minimum indicated rate of the first coupon of all filed applications, the second application to be satisfied is the one with the minimum rate of the first coupon of the applications that remain unsatisfied, etc.;

2) in case of equal rates of the first coupon, stated in the applications, they shall be satisfied according to the sequence in which they have been filed. If all Bonds have been floated, there shall be no further transactions made.

After the interest rate of the first coupon is established and the applications filed in the course of the auction are satisfied, the members of the Stock Market Section acting on their own name both for their own account and for the account and on behalf of potential buyers may submit target applications for the purchase of Bonds during the floatation period. Applications addressed to the Underwriter and having only the TO accounts code are permitted for filing. Applications shall be filed taking into account the interest rate of the first coupon established by the Issuer. Starting from the second day of Bonds floatation, the buyer shall pay the accrued Bonds coupon yield for the respective number of days when acquiring Bonds.

A condition of accepting for execution the target Bonds purchase applications filed by Members of the Stock Market Section is to fulfil the conditions of the sufficiency of provided security as stipulated by the Clearing Conditions of MMVB.

If a filed application meets the above conditions, the Underwriter shall make the transaction by filing a cross-application on the day the respective purchase application is filed.

Bonds shall be floated according to the Rules of MMVB and other standard documents of MMVB. Settlements under made transactions shall be effected according to the Clearing Conditions of MMVB.

The sold Bonds shall be transferred by the Depositary to the custody accounts of the Bond buyers on the date of the sale and purchase operation.

The coupon rate of the second, third and fourth coupons shall be equal to the coupon rate of the first coupon.

The coupon rate of the fifth coupon shall be determined according to the following formula:

C(5) = C(1) – 1,

where C(1) is the coupon rate of the first coupon in per cent per annum;

C(5) is the coupon rate of the fifth coupon in per cent per annum.

The coupon rate of the sixth, seventh and eighth coupons is equal to the coupon rate of the fifth coupon.

The coupon rate of the ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth and sixteenth coupons shall be established by the Issuer's Board of Directors and shall be brought to the notice of all interested parties by publishing it

in the newspaper(s) *Vedomosti* and/or *Izvestiya* (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of the expiry of the eighth coupon period.

Coupon (Interest) Yield Payment Procedure

The yield accrued on the Bonds of the issue shall be paid in the currency of the Russian Federation by wire transfer in favour of the Bond Owners who have been such holders as of the end of the National Depositary Centre's (NDC's) operation day preceding the sixth day before the date of the yield payment under the Bonds of the issue (hereinafter referred to as the Date of Making Up the List of Bond Holders for Payment of the Coupon Yield).

The said List of Bond Holders shall include:

1) NDC's depositors, if:

- the said parties are owners of the Bonds of the issue;
- the said parties are authorized by owners of the Bonds of the issue to receive money when the coupon yield under the Bonds if the issue is paid.

2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when the coupon yield under the Bonds of the issue is paid. It is presumed that nominal holders who are NDC's depositors – are authorized to receive money when the coupon yield under the Bonds is paid. NDC's depositors, who are nominal holders and who are not authorized by their clients to receive money when the coupon yield under the Bonds is paid, not later than on the 3rd (third) working day before the date of payment of the Bonds coupon yield, shall submit to the NDC the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Payment of the Coupon Yield.

A Bond Owner, if he is not an NDC's depositor, may authorize a Bond Holder who is an NDC's depositor, to receive money from payment of the yield and retirement of Bonds.

The holder shall independently monitor the completeness and actuality of the bank account details provided by him/it to the NDC. If the said details fail to be provided or to be provided in due time by Bond Holders to the NDC, such obligations shall be executed to the party presenting the claim on execution of the obligations and being the Bond Owner as of the date of presenting the claim. The Issuer shall execute the obligations under the Bonds on the basis of NDC's data.

On the date of Bond yield payment, the Payment Agent shall transfer the appropriate amount of money to accounts of the Bond Holders in favour of the Bond Owners.

If one party is authorized to receive Bond yield for several Bond Owners, then the total amount shall be transferred to such a party without a breakdown by each Bond Owner.

No coupon yield on unfloated Bonds shall be accrued or paid.

Issuer's obligations to pay the respective coupon yield under the Bonds shall be considered as executed and fulfilled from the moment the money is written off from the Issuer's account and/or from the correspondent account of the Payment Agent for payment of the coupon yield in favour of the Bond Holders.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Payment of the Coupon Yield shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Floatation Price

100% of the face value (1000 roubles).

Starting from the second day of the issued Bonds floatation, the buyer shall, in the course of the Bonds sale and purchase transaction, pay the accrued coupon yield (ACY) under the Bonds, determined according to the following formula:

ACY = Nom * C1 * (T – T(0)/365/100%,

where ACY is the accrued coupon yield, in roubles;
Nom is the face value of a Bond, in roubles;
C1 is the interest rate of the first coupon, in per cent per annum;
T is the Bonds floatation date;
T(0) is the Bonds floatation starting date.

ACY is calculated accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

Bonds Floatation Starting Date

The Bonds floatation starting date is fixed by the Issuer's Board of Directors and brought to the notice of potential

acquirers of Bonds not later than 5 (five) working days before the Bonds floatation starting date by publishing the information in the newspaper *Vedomosti* and/or the newspaper *Izvestiya* (the regional edition of St. Petersburg). If the said information is published at different times, then the periods shall be counted from the date of the earlier publication. The floatation starting date cannot be earlier than 2 (two) weeks after the information on the state registration of the Bonds issue is disclosed in the *Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB)* and the newspaper *Vedomosti* and/or the newspaper *Izvestiya* (the regional edition of St. Petersburg) and the possibility is provided to all potential acquirers to have access to the information on the said Bonds issue, that must be disclosed in compliance with the Federal Law "On the Securities Market" and the standard acts of the Federal Commission for Securities Market of Russia.

Bonds Floatation Venue

Moscow Interbank Currency Exchange.

Floatation Method

Public subscription.

Bonds Floatation Completion Date

The earlier of the two following dates shall be the bonds floatation completion date:

a) date after 14 (fourteen) working days from the starting date of floatation;

b) floatation date of the last Bond of the issue.

Security

Should the Issuer refuse to fulfil its obligations under the Bonds, the owners and/or nominal holders of the Bonds shall be entitled to apply to the party who provided the security for the Bonds issue with a demand to fulfil the Issuer's obligations under the issue Bonds for the issuer in compliance with the terms and conditions of the offer on provision of a security in the form of a surety for the purposes of the Bonds issue.

Warrantor:

Trubsnab Limited Liability Company

2/1, per. Trunova, Tsentralny District, Sochi, Krasnodar Kray, 354057

INN (tax-payer's No.) 2320099881

Acquisition of Bonds means that the acquirer of the Bonds enters into a Contract, under which a security for the Bonds issue is provided. With the passage of the title to the Bond, the acquirer also receives the rights under the said Contract in the same scope and on the same conditions that exist at the moment of the passage of the title to the Bond.

The Offer on Provision of a Security in the Form of a Surety for the Purposes of the Bonds Issue of OJSC North-West Telecom shall serve as the document confirming that the *Trubsnab* Limited Liability Company has provided a security for the Bonds issue purposes.

Restrictions in the Circulation of the Bonds of the Issue

Free circulation of the Bonds is permitted in the stock-exchange market and off-exchange market. Non-residents may acquire Bonds in compliance with the active law and the standard acts of the Russian Federation.

Circulation of the Bonds in the secondary market starts on the first calendar day following the date, on which the Federal Commission for Securities Market of Russia registers the report on the results of the Bonds issue. In the off-exchange market the Bonds may circulate without restrictions till the Bonds retirement date.

Trading in Bonds at the Moscow Interbank Currency Exchange is suspended on the day following the date of making up the list of Bond owners and/or nominal holders of the Bonds for payment of the coupon yield under each of the coupons and is resumed on the date of payment of the respective coupon yield. The date of making up the list of Bond owners and/or nominal holders of the Bonds for payment of the coupon yield under the last coupon of the Bonds shall be considered the final day of trading in Bonds at the Moscow Interbank Currency Exchange.

In compliance with article 5 of the Federal Law No. 46-FZ of 05.03.99 "On Protection of Investors' Rights and Legal Interests in the Securities Market", a securities holder is prohibited from any transactions with the securities held by him until they are fully paid for and until the report of the results of their issue is registered.

Acquisition of the Bonds of the Issue by the Issuer

The Issuer is entitled to acquire Bonds of this issue by making transactions of purchase and sale of bonds with Bond Owners in compliance with the active laws of the Russian Federation, including on the basis of Issuer's public irrevocable offers published in mass media. A decision to acquire Bonds shall be taken by the Issuer taking into account the provisions of the Decision on the Bonds Issue and the Offering Circular (several decisions on acquisition of Bonds may be taken).

The Issuer shall acquire Bonds from Bond Owners according to the timing, conditions and procedure of Bonds acquisition, published in the newspapers *Vedomosti* and/or *Izvestiya* (the regional edition of St. Petersburg) (also see the section of the Decision on the Bonds Issue "Procedure of Disclosure by the Issuer of Information on Acquisition of Bonds").

Acquisition of the Bonds of this issue by the Issuer is possible after the state registration of the report on the results of the Bonds issue and the start of secondary circulation of Bonds.

The Issuer shall ensure the right of the Bond Owners to demand that the Issuer ensure acquisition of Bonds within the last 14 (fourteen) days of the eighth coupon period under the Bonds (hereinafter referred to as the Period of Presenting Bonds for Acquisition by the Issuer).

The Bonds Acquisition Price shall be 100 (one hundred) per cent of the face value.

The Bonds Acquisition Date shall be the latest of the two dates:

- date of payment of the coupon yield under the eighth coupon of the Bonds;
- the 5th (fifth) working day from the date the Issuer's Agent receives the Notice.

If Bonds are acquired on a Bonds Acquisition Date, which is later than the date of payment of the coupon yield under the eighth coupon of the Bonds, the Issuer, when transacting the Bonds purchase and sale operation, shall also pay to the owners the accrued coupon yield under the Bonds (ACY).

If the Issuer acquires Bonds of the issue, they shall be entered on the issue custody account of the Issuer with NDC. Later, the Bonds acquired by the Issuer may be released again for circulation in the secondary market (provided the Issuer observes the requirements of the laws of the Russian Federation).

If the Issuer takes a decision to acquire Bonds according to clause 9.1 of the Decision on the Bonds Issue not later than 7 (seven) days from the date of taking the said decision, but not later than 30 (thirty) days before the date of Bonds acquisition start, a notice on the respective decision shall be published in the newspaper(s) *Vedomosti* and/or *Izvestiya* (the regional edition of St. Petersburg) with the following information:

- date of taking the decision on acquisition (redemption) of the Bonds of the issue;
- series and form of Bonds, Bonds issue state registration No. and state registration date;
- number of acquired Bonds;
- period during which a Bond Holder may hand over to the Issuer's Agent a written notice of his intention to sell a certain number of Bonds to the Issuer on the conditions set forth in the Issuer's decision on Bonds acquisition and stated in the published notice on Bonds acquisition;
- starting date of acquisition of the Bonds of the issue by the Issuer;
- final date of acquisition of the Bonds of the issue;
- price of acquisition of the Bonds of the issue, or procedure of determining it;
- procedure of acquisition of the Bonds of the issue;
- method and time of payment;
- name of the Agent authorized by the Issuer to acquire (redeem) the Bonds, its location, data on the details of its license of a professional participant of the securities market.

Retirement Before Due Date

The Bond Owner is entitled to present Bonds for retirement and to demand immediate reimbursement of the face value of a Bond, that has not been paid by the Issuer, in the following cases:

1) a court award on recognizing the Issuer a bankrupt takes legal effect;

2) the Issuer's body authorized to take the decision on liquidation of the Issuer takes such a decision;

3) a court award on recognizing the Warrantor a bankrupt takes legal effect;

4) the Warrantor's body authorized to take the decision on liquidation of the Warrantor takes such a decision;

5) the Issuer or the Warrantor do not fulfil the obligation of paying the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield as established in accordance with the Decision on the Bonds Issue;

6) other cases expressly provided for by the laws of the Russian Federation.

The face value of the Bond, that has not been paid off by the Issuer, means above and hereinafter the difference between the face value of each Bond of the issue and the part of the face value of the Bond, that has been repaid by the Issuer in compliance with the Decision on the Issue and the Offering Circular.

In case of pre-term retirement of its Bonds by the Issuer, the latter shall publish the following information in the *Annex to the Herald of the Federal Commission for Securities Market of Russia (Prilozheniye k Vestniku FKCB)* and the newspaper *Vedomosti* and/or *Izvestiya* (the regional edition of St. Petersburg) within 10 (ten) working days after retirement:

- Issuer's name,
- date of Bonds retirement,
- fact entailing the pre-term retirement.

Stage-by-Stage Retirement

The Bonds shall be retired and the yield accrued under them shall be paid out in Russian roubles by wire transfer.

The face value of the Bonds shall be repaid piecemeal on the following dates:
1. 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;
2. 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;
3. 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start – 40% (forty per cent) of the face value of the Bonds.
Repayment of a part of the face value of the Bonds is to be effected by the payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent).

Authorized Depositary
National Depositary Centre Nonprofit Partnership
Payment Agent
CJSC Telecombank
Project Coordinator
OJSC Svyazinvest
Organizer
CJSC Telecombank
Underwriters
AKB Moskovsky Delovoy Mir (OJSC), CJSC Telecombank, AKB Trust Investment Bank
Financial Consultant
CJSC Investment Company AVK
Secondary Circulation of Bonds
OJSC North-West Telecom is intending to actively develop a secondary market of the Bonds and is planning to make the Bonds an attractive and accessible tool for investors.
Secondary circulation of the Bonds is planned to be organized at the two leading Russian stock exchanges, Moscow Interbank Currency Exchange (MMVB) and St. Petersburg Currency Exchange (SPVB). Besides, the Bonds will circulate in the off-exchange market.
OJSC North-West Telecom is intending to make contracts with market makers on support of the liquidity of the secondary market of Bonds by regularly presenting quotations for purchase/sale of Bonds.

2. GOALS OF BONDS ISSUE

Funds received from Issuer's Bonds floatation are to be spent for the financing the following investment projects provided for by the investment plan of the Company for the year 2003:

- In St. Petersburg: renovation and replacement of obsolete equipment at the Nekrasovskaya, Gertsenovskaya, Lanskaya and Petrogradskaya telephone exchanges; arranging a trunk-call office and an Internet café at 26, ul. B. Morskaya; installation of WEB-payphones and introduction of broadband access devices for video payphones; expanding the possibility of dial-up access to the Internet with credit-based payment;
- Renovation of the payphone network with the introduction of STK (payphone service) cards, and development of multiservice networks in the territory of Kaliningrad;
- Construction of Intermediate Node Reference (Phone) Exchanges OPTS-2 and OPTS-4 in Murmansk;
- Expanding the telephone network and construction of telephone exchanges in Vologda on the site at 42, ul. Chernyshevskogo;
- Expanding the number of lines in the Arkhangelsk city telephone network through renovation of equipment (Intermediate Node Reference (Phone) Exchange OPTS-20/21);
- Replacement of the Step-by-Step Telephone Exchange in Novgorod.

Implementation of these projects will make it possible for the Company to commission 220 472 telephone lines, to continue developing data transmission services, Internet services and comprehensive services provided to business clients and, as a consequence, to increase the Company's share in the telecommunication services market.
Floatation of the bonded loan will facilitate maintaining the public crediting history and will make it possible for the Company to reduce expenses for payment of interest accrued on the earlier attracted funds and to ensure a further reduction of currency risks.

3. PUBLIC CREDITING HISTORY

FIRST BONDED LOAN

On 27th December 2001 the Board of Directors of OJSC North-West Telecom approved the decision on the issue of 300,000 documentary interest-bearing Bonds of the 01 series, payable to bearer, having the face value of 1000 roubles each.

On 6th March 2002 the Federal Commission for Securities Market registered the decision on the issue of the documentary interest-bearing bonds of the 01 series, payable to bearer.

On 10th April the first issue of OJSC North-West Telecom's Bonds was floated, its volume being 300 MIO roubles and its profitability by retirement 20.85%. For the first time in Russia, floatation took place at two stock exchanges simultaneously. At the Moscow Interbank Currency Exchange the floatation of the Bonds was carried out by OJSC AKB MDM-Bank, and at the St. Petersburg Currency Exchange by OJSC Bank MENATEP SPb and CJSC Telecombank.

Issue volume by par value:	300,000,000 roubles
Number of bonds:	300,000 bonds with the face value of 1000 roubles each
Circulation period	2 years
Floatation method:	Public subscription
Profitability by retirement:	20.85%
Offer execution time:	3 months; 3 months and 6 months
Number of coupons:	5 fixed coupons
Coupon rate:	20, 19, 18, 16, 16% per annum
Coupon periods:	3; 3; 6; 6; 6 months
Retirement date:	09.04.2004

From the start of the circulation of the first issue, as a result of investors' evaluation of the credit risk and solvency of the Issuer, profitability of the Bonds of OJSC North-West Telecom was decreasing, while liquidity of and trust in the Bonds were growing.

In July and October 2002, as well as in April 2003 the Issuer presented three irrevocable offers for Bonds redemption. There were no Bonds presented for pre-term redemption, which shows that investors perceived OJSC North-West Telecom's Bonds as a fully-fledged market instrument.

According to the Issuer, in the period from May 2002 till June 2003, the volume of transactions with the first-issue Bonds of OJSC North-West Telecom exceeded 200 MIO roubles.

In 2003 OJSC North-West Telecom pursued the policy of attracting resources in the external financial market in a centralized way, which made it possible to manage the Company's debt in a more efficient way and to reduce the crediting rates from 20 to 15 per cent per annum.

CREDIT RATINGS

The international credit rating, the corporate management rating, as well as the credit rating according to the national scale was awarded to OJSC NWT by the international rating agency Standard & Poor's. At the moment, the ratings are as follows:

- international credit rating: B- / stable;
- credit rating according to the national scale: ruBBB / stable;
- corporate management rating: 5.6.

4. DESCRIPTION OF THE COMPANY

4.1. Brief Description of the Issuer's Industry

General Trends in the Issuer's Industry (Communication)

During the recent several years the communication industry of Russia has been developing dynamically and stably. Against the background of the industrial growth, the volume of communication services is continuing to grow. The basic reason for the growth is the increase in the physical volume of services provided.

The structure of Russia's communication industry includes local communication operators and long-distance and international communication operators.

Russian regional communication operators deal with installation and maintenance of subscriber communication lines, switching and transmission of signals within local communication systems and access to long-distance and international networks. Normally, signal transmission between subscribers and local exchanges takes places via copper cables.

A typical company acting as a regional communication operator organizes the operation and servicing of the telephone network of a particular region; provides local telephone communication services for subscribers of the region; and provides long-distance and international communication services, using the Rostelecom network.

OJSC Rostelecom is the main operator of long-distance and international communication in Russia. OJSC Rostelecom provides long-distance and international exchange services, ensuring access to the national network and to international communication channels for other operators.

OJSC Svyazinvest is the holding company uniting the controlling blocks of shares of most of the regional communication operators and the controlling block of shares of OJSC Rostelecom. At the moment, 75% + 1 share of OJSC Svyazinvest are owned by the state represented by the Ministry of State Property of RF and the Russian Fund of Federal Property.

Comparative Data Showing the Operation of the Issuer in the Industry

The communication industry in Russia in the field of fixed communication services provision is represented by seven enlarged interregional telecommunication companies, as well as some independent companies.

The communication industry of Russia is characterized by a high degree of control by the state, including the rate policy.

Since 01.01.1999 the rates of OJSC Petersburg Telephone Network for local telephone communication services, such as the monthly subscriber fee and installation and re-installation fee, are established by the Ministry of Antimonopoly Policy of Russia. Rates for long-distance and international communication are established by Rostelecom. Thus, the efficiency of future operation of the Issuer largely depends on the state's policy in the field of rates.

North-West Telecom provides telecommunication services in the territory of the North-Western Federal District and is a major telecommunication company in Russia.

The North-Western region is one of well-developed telecommunication markets. This is shown by the significant percentage of income from telecommunication services in the North-Western region in the income of the Russia's communication industry, about 16%. The market of the region has a high competition; however, as of the year 2002, the market share controlled by traditional operators was only 30%. And the market share is considerably differentiated by regions: in St. Petersburg OJSC North-West Telecom controls only 20% of the market, while in regions the regional branches occupy 52.5% of the telecommunication market.

The area of the district is about 10% of the territory of the Russian Federation. The North-Western Federal District includes 10 entities of the Federation: the Republic of Karelia, the Republic of Komi, Arkhangelsk Oblast, Nenets Autonomous Area, Vologda Oblast, Kaliningrad Oblast, Leningrad Oblast, Murmansk Oblast, Novgorod Oblast and Pskov Oblast. Over 14,000,000 people live in the District, including 80% in cities and towns.

OJSC North-West Telecom is the only universal operator in the territory of the entire North-Western Federal District and provides the entire range of traditional and new telecommunication services via regional operator companies. The Company includes 9 branches.

Forecast of Industry's Future Development

The total income of the communication industry in RF increases by 20-25% annually. In the three years to come, the volume of the Russian telecommunication market will be growing approximately by 15% annually. In 2000 it was approximately 1.8% of GDP (4.6 billion US dollars and 250 billion US dollars respectively), and in 2001 its percentage increased to 1.9% of GDP (5.4 billion US dollars and 290 billion US dollars respectively). According to forecasts, in 2004

the communication market in this country will grow to 8 billion US dollars, which corresponds to 2,05% of GDP (390 billion US dollars). The key growth factors are the general improvement of the economic situation, the strengthening of rouble, the penetration of mobile communication to regions and restructuring of local communication rates. Thus, the potential investors' interest in this segment of the market is quite high.

According to the telecommunication market development concept adopted by the Government of RF, for the Russian branch of telecommunication technologies to meet the world standards, the volume of foreign investment in this branch must amount to $33 billion by the year 2010 (or over 3 billion annually).

4.2 Corporate Management

Structure of the Authorized Capital

The authorized capital of the company is 937,940,010 roubles

Floated and Stated Stock of the Company as of 30.06.2003

Categories (types) of stock	*Number (shares)*	*Face value (roubles)*
Floated shares: - common - type A preferred shares	 735 917 222 202 022 788	 1
Stated shares: - common - type A preferred shares	 36 517 64 605	 1

Structure of the Authorized Capital

Number of Preferred Shares Held by the Shareholders of OJSC North-West Telecom as of 30.06.03


107 507 044
Individuals
legal entities

Number of Common Shares Held by the Shareholders of OJSC North-West Telecom as of 30.06.03


318 718 921
50,8%
374 172 243
Individuals
legal entities
OJSC Svyazinvest

Number of Shares Held by the Shareholders
of OJSC North-West Telecom (% of the Authorized Capital) as of 30.06.03


426 225 965
374 172 243
39,8%
45,4%
15,0%
137 541 502
Individuals
legal entities
OJSC Svyazinvest

Number of Shareholders

Total number of shareholders	32164
including	
legal entities	236
Individuals	31928

Holders of the Biggest Blocks of Shares (over 1% of the Authorized Capital)

Shareholder	Status	Common shares	% of common shares	Preferred shares	% of preferred shares	Share in the authorized capital, %
OJSC Investment Communication Company (Investitsionnaya Kompaniya Svyazi)	O	374 172 243	50,844	0	0,000	39,8930
BRUNSWICK UBS WARBURG NOMINEES	N	105 693 552	14,362	18 786 954	9,299	13,2717
CJSC Depository Clearing Company	N	56 502 415	7,678	23 934 788	11,848	8,5759
CJSC ING BANK (EURASIA)	N	41 493 517	5,638	25 665 625	12,704	7,1603
LINDSELL ENTERPRISES LIMITED	N	46 603 923	6,333	15 870 542	7,856	6,6608
FRACTOR INVESTMENTS LIMITED	O	26 648 680	3,621	0	0,000	2,8412
J.P.Morgan Bank International - Commercial Bank (limited liability company)	N	14 059 123	1,910	1 073 034	0,531	1,6133

O – owner
N – nominal holder

Stock Market

Dynamics in the Price of Common Shares for the Period from 01.01.03 till 31.05.03



purchase quotation, $
sale quotation, $
0,41
0,4
0,39
0,38
0,37
0,36
0,35
0,34
0,33
04.01.2003
11.01.2003
18.01.2003
25.01.2003
01.02.2003
08.02.2003
15.02.2003
22.02.2003
01.03.2003
08.03.2003
15.03.2003
22.03.2003
29.03.2003
05.04.2003
12.04.2003
19.04.2003
26.04.2003
03.05.2003
10.05.2003
17.05.2003
24.05.2003
31.05.2003
07.06.2003

Dynamics in the Price of Preferred Shares for the Period from 01.01.03 till 31.05.03



purchase quotation, $
sale quotation, $
0,25
0,24
0,23
0,22
0,21
0,2
0,19
04.01.2003
11.01.2003
18.01.2003
25.01.2003
01.02.2003
08.02.2003
15.02.2003
22.02.2003
01.03.2003
08.03.2003
15.03.2003
22.03.2003
29.03.2003
05.04.2003
12.04.2003
19.04.2003
26.04.2003
03.05.2003
10.05.2003
17.05.2003
24.05.2003
31.05.2003
07.06.2003

Having reached the local minimum in February-March 2003, the market value of OJSC North-West Telecom's common shares has now returned to the level of the year start and has a marked trend towards growth. Starting from the beginning of the year, the growth in the market value of preferred shares has been about 15%. To increase the market capitalization, at the moment OJSC NWT is starting to develop a number of measures aimed at increasing the capitalization and market value of the Company's shares. One of the work areas is considering various options of passing the listing at western stock exchanges. The comprehensive approach towards the problem of increasing the capitalization will make it possible to increase the market value of the Company's shares soon. Besides, the effect of the re-organization should be noted, which is not felt immediately, being reached for two or three years after affiliation.

Information on Trading Venues Where Stock of OJSC North-West Telecom is Traded

Name of trading venue	*Ticker tape*		*Start of trade (common / preferred)*
	common	*Preferred*	
Russian Trading System (RTS)	SPTL	SPTL	01.09.95/23.01.97
Moscow Interbank Currency Exchange	SPTL	SPTL	31.03.00/31.03.00
St. Petersburg Stock Exchange	SPTL	SPTL	16.09.96/16.09.96
Off-exchange market	*NWTEY*		04.09.2001 1st level ADR

ADR Programme

The issue of 1st level American Depositary Receipts is the first step on the way of attracting funds by the Company through the issue of ADR of higher levels. Its goal is to ensure the introduction of the Company's securities to foreign stock exchange markets, the expansion of the circle of investors and stock liquidity, and the increase of capitalization.

Early in September 2001 all necessary permissions were received from the controlling authorities of Russia and the USA (Commissions for Securities). On September 4, 2001, 1st level ADR were permitted for trading.

Basic parameters of the ADR issue:

– 1 ADR corresponds to 50 common shares;

– it is allowed to issue up to 75% of all issued common stock in ADR;

– J.P. Morgan *Chase Bank* is the depositary bank.

Circulation of ADR may take place in the off-exchange market of the USA.

In the framework of increasing the capitalization, the Company is considering the possibility of passing the listing at the London Stock Exchange.

On December 3, 2002, the Federal Commission for Securities Market of the Russian Federation granted a permission of circulation of OJSC North-West Telecom's issued securities outside Russia in the form of depositary securities (1st level ADR). The permission has been obtained for shares issued as a result of conversion of the securities of affiliated telecommunication companies of the North-West.

Organizational Structure of the Company. Latest Essential Changes

In 2002 the Company was renamed OJSC North-West Telecom from OJCS Petersburg Telephone Network. First, the renamed company had one branch which provided services to the telephone network of St. Petersburg, the Petersburg Telephone Network branch.

The management structure of the company was established on the first of April 2002 and initially was called the Central Board.

As the management functions were handed over from affiliated companies to the Central Board, the organizational structure was improved.

Late in August Alexandr Abramovich Sysoyev was appointed the Company's General Manager.

In December, the Management Board approved a new organization chart for the management structure of the Company. Besides, that decision renamed the management structure into General Directorate. The new organization chart made it possible to ensure overall management of the Company.

The Company's management bodies comply with the Law of RF "On Joint-Stock Companies". The Board of Directors, Management Board and Auditing Committee have been established and are fully functional. To implement the provisions of the Corporate Behaviour Code, the following committees have been established at the Board of Directors to enhance its efficiency:

- Corporate Management Committee;
- Corporate Financing and Investment Committee;
- Reporting and Remuneration Committee;
- Budget Committee.

Taking into account the fact that the unified company has included enterprises providing various types of communication services to eight entities of the Federation, each of which has its own geographical, political, territorial and other distinctions, a Coordination Council has been formed in the Company. It includes all Regional Directors, as well as representatives of the General Directorate.

To maintain the collective leadership in the management of a branch, Branch Directorates were formed for Regional Directors of branches. Their key goal is to ensure efficient operation of a branch.

Issuer's Subsidiaries and Affiliates

At the moment, the Issuer has 10 subsidiaries with the share of 50% and larger in the authorized capital. Besides, there exist 9 affiliates with the Company's share in the authorized capital ranging from 20% to 50%. Besides, the Company participates in over 20 other organizations.

Management Bodies

MEETING OF THE SHAREHOLDERS OF OJSC NORTH-WEST TELECOM

The general meeting of the shareholders is the supreme management body of the Company.

BOARD OF DIRECTORS OF OJSC NORTH-WEST TELECOM

General management of the Company's operation, except for deciding the issues that are included in the exclusive terms of reference of the general meeting of the shareholders, is the responsibility of the Company's Board of Directors. Members of the Board of Directors are elected by the general annual meeting of the shareholders for a period of one year and may be re-elected an unlimited number of times. 11 persons are elected to the Board of Directors by cumulative voting.

According to the Standard&Poor's classification, the acting Board of Directors includes 4 independent directors.

Open Joint-Stock Company North-West Telecom. Organizational Chart


General Meeting of the Shareholders
Board of Directors
Corporate Management Committee
Corporate Financing and Investment Committee
Reporting and Remuneration Committee
Budget Committee
General Manager
Management Board
General Directorate
Coordination Council
Branch Artelecom of Arkhangelsk Oblast
Branch Electrosvyaz of Vologda Oblast
Branch Electrosvyaz of Kaliningrad Oblast
Branch Electrosvyaz of the Republic of Karelia
Branch Murmanelectrosvyaz
Branch Novgorodtelecom
Branch Petersburg Telephone Network
Branch Electrosvyaz of Pskov Oblast
Branch Cherepovets-electrosvyaz

List of Major Subsidiaries and Affiliates

Company	*Share in the authorized capital*
SUBSIDIARIES	
LLC AMT	100,00%
LLC Centrum	100,00%
LLC Pagetelecom	100,00%
LLC Polycomp	90,00%
LLC AGTS	77,00%
CJSC Vologda Cellular Communication	60,00%
CJSC St. Petersburg Telecommunication Centre	54,38%
LLC Novgorod Datacom	52,00%
OJSC Kolatelecom	50,00%
AFFILIATES	
CJSC Neva Kabel	49,00%
CJSC Delta Telecom	43,00%
CJSC Kaliningrad Mobile Networks	33,50%
CJSC WestBaltTelecom	28,00%
OJSC Tele-Nord	25,00%
PARTICIPATION IN OTHER ORGANIZATIONS	
OJSC Telecominvest	15,00%
CJSC Rostelegraph	11,84%
CJSC TD-Telecom	6,70%
OJSC Capital	4,30%
CJSC RusLeasingSvyaz	3,65%

* Note: given in the table are the data on the major operating companies with a share of Issuer's participation.

Members of the Board of Directors of OJSC North-West Telecom (elected by the Annual General Meeting of the Shareholders on 23rd June 2003)

No.	Full name	Position occupied
1.	Belov, **Vadim Yevgenyevich**	OJSC Svyazinvest. Deputy General Manager Does not hold any shares of the Company
2.	Bilibin, Yury Alexandrovich	OJSC Svyazinvest. Assistant General Manager Does not hold any shares of the Company
3.	Gogol, Alexandr Alexandrovich	St. Petersburg State University of Telecommunications Rector Does not hold any shares of the Company
4.	Ikonnikov, Alexandr Vyacheslavovich	Director of the Association for Investors' Rights Protection Chairman of the Management Board of the Association of Independent Directors Does not hold any shares of the Company
5.	Lebedinets, Oleg Anatolyevich	Brunswick Asset Management Director of the Analytical Department Does not hold any shares of the Company
6.	Levkovsky, Dmitry Vladimirovich	NCH Advisors, Inc. Vice-President Does not hold any shares of the Company
7.	Ragozina, Irina Mikhaylovna	OJSC Svyazinvest Corporate Management Department Director Does not hold any shares of the Company
8.	Rodionov, Ivan Ivanovich	AIG Brunswick Capital Management Managing Director Does not hold any shares of the Company
9.	Soldatenkov, Sergey Vladimirovich	OJSC Megafon General Manager Holds some shares of the Company (0.0000002% of voting shares)
10.	Sysoyev, Alexandr Abramovich	OJSC North-West Telecom General Manager Holds some shares of the Company (0.00003% of voting shares)
11.	Yashin, Valery Nikolayevich	OJSC Svyazinvest General Manager Holds some shares of the Company (0.0011% of voting shares)

MANAGEMENT BOARD of OJSC NORTH-WEST TELECOM

The management of the current operation of the Company is the responsibility of the single executive body – the General Manager – and the collegiate executive body – the Management Board.

The General Manager is elected by the general meeting of the shareholders. The General Manager performs the duties of the Chairperson of the Company's Management Board.

The Management Board is a collegiate executive body organizing the execution of decisions taken by the general meeting of the shareholders and the Board of Directors of the Company.

The corporate management rating was awarded to the Company by the international rating agency Standard & Poor's. At the moment, the rating is 5.6.

Members of the Management Board

Full name	Position
Sysoyev, Alexandr Abramovich	**General Manager of OJSC North-West Telecom**
Akulich, Vladimir Alexandrovich	Deputy General Manager – Strategic Development and Technical Policy Director
Bredkov, Nikolay Gennadyevich	Deputy General Manager – Corporate Management Director
Vorozheykin, Vladimir Nikolayevich	Personnel Management Director
Samylin, Igor Nikolayevich	Regional Manager of the branch PTN, OJSC North-West Telecom
Semchenko, Maya Mikhailovna	Chief Accountant
Chernyak, Grigory Borisovich	Deputy General Manager – Property Management Director
Shalagin, Alexey Vladimirovich	Deputy General Manager – Economics and Finance Manager

4.3. Key Areas of the Company's Business, Licenses

Areas of Business

The key areas of the company's business are:

- organization and provision of local, long-distance and international telephone communication services for subscribers in the entire territory of the North-Western Federal District, except for the greater part of Leningrad Oblast and the Republic of Komi;
- provision of channels for data transmission for automatic control systems, telegraph, broadcasting;
- radio telephone communication services;
- information services;
- provision of access to the Internet.

Licenses

License No.	*Authority issuing the license*	*Date of issue*	*Valid till*	*Areas of business*
19132	Ministry of the Russian Federation for Communication and Informatization	27.08.2001	27.08.2006	video conference communication services (with addendum No. 1) in the territory of the Republic of Karelia, the Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts and the city of St. Petersburg
17591	Ministry of the Russian Federation for Communication and Informatization	3.04.2001	3.04.2006	mobile radiotelephone communication services (with Annex No.1) in the territory of St. Petersburg
22791	Ministry of the Russian Federation for Communication and Informatization	11.07.2002	11.07.2007	Telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg
22792	Ministry of the Russian Federation for Communication and Informatization	11.07.2002	11.07.2007	Data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg

License No.	Authority issuing the license	Date of issue	Valid till	Areas of business
23224	Ministry of the Russian Federation for Communication and Informatization	1.08.2002	1.08.2007	Leasing out communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg
23225	Ministry of the Russian Federation for Communication and Informatization	1.08.2002	1.08.2007	Long-distance and international telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg
23226	Ministry of the Russian Federation for Communication and Informatization	14.11.2002	14.11.2007	Telegraph communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod, Pskov Oblasts, Nenets Autonomous District and Saint Petersburg
23227	Ministry of the Russian Federation for Communication and Informatization	4.10.2002	4.10.2012	provision of local and intra-zone telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg
24074	Ministry of the Russian Federation for Communication and Informatization	14.11.2002	1.02.2006	provision of cellular radio telephone communication services in the 450 MHz band in the territory of Arkhangelsk Oblast
24658	Ministry of the Russian Federation for Communication and Informatization	14.11.2002	30.12.2007	provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area
3166	Ministry of the Russian Federation for Communication and Informatization	24.01.1997	1.07.2006	Local and long-distance telephone communication services (with Annexes Nos. 1-5) in the territory of Leningrad Oblast
D 341184	State Committee of RF for Construction and Housing and Communal Services	25.07.2002	25.07.2007	design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF
D 341156	State Committee of RF for Construction and Housing and Communal Services	25.07.2002	25.07.2007	construction of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF
PI No. 2-6254	Ministry of RF for Press, Telecasting, Broadcasting and Mass Media	15.11.2002	without time-limit	Certificate of registration of the edition Ves Peterburg. A reference periodical. Distributed in St. Petersburg and Leningrad Oblast
12972	State Committee of RF for Telecommunications (additions – Ministry of RF for Communication and Informatizaton)	8.10.1999	8.10.2004	provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-5) in the territory of Arkhangelsk Oblast
12842	State Committee of RF for Telecommunications (additions – Ministry of RF for Communication and Informatizaton)	9.09.1999	9.09.2004	License for provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of Vologda

License No.	Authority issuing the license	Date of issue	Valid till	Areas of business
14799	Ministry of the Russian Federation for Communication and Informatization	21.04.2000	21.04.2005	provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the village of Lovozero, Murmansk Oblast
14838	Ministry of the Russian Federation for Communication and Informatization	21.04.2000	21.04.2005	provision of services in on-air telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-4) in the territory of Murmansk Oblast
15664	Ministry of the Russian Federation for Communication and Informatization	21.04.2000	21.04.2005	provision of services in on-air telecasting of programmes (with addenda Nos. 1-2) in the territory of Pskov Oblast

Priority Areas of the Company's Business

At the moment, fixed telephone communication services (city, long-distance and international communication) yield the bulk of the income from the telecommunication sector of the North-Western region. The market structure will change in the future, and, on a par with fixed communication services, income gained from the new segment of the following communication services will prevail:

- services of access to the Internet;
- multiservice networks services;
- IP- telephony.

4.4. Production Facilities and Network Development

Urban (City) and Rural Telephone Networks

In 2002, the installed capacity of OJSC North-West Telecom's telephone network amounted to 3,612,301 lines, which was 104% of the installed capacity of the year 2001, including the capacity of the urban telephone network – 3,362,324 lines, and that of the rural telephone network – 249,977.

The installed capacity increased by 222,498 lines in 2002, including 215,168 lines on the urban telephone network and 7,330 lines on the rural telephone network. The installed capacity increased on urban and rural telephone networks by 132,830 lines due to the new construction and by 24,484 lines due to renovation.

The capacity of digital telephone exchanges increased on the urban telephone network from 35.93% to 39.02%, and on the rural telephone network from 7.76% to 8.46% of the total installed capacity as compared to the year 2001. The structure of OJSC North-West Telecom's telephone network is presented in Fig. 1 – city telephone network, and Fig. 2 – rural telephone network.


Urban Telephone Network
8,38%
39,02%
50,46%
2,14%
Cross-bar telephone exchanges, including PSK-1000 and ATSK 100/200
Quasi-electronic exchanges
Digital exchanges
Step-by-step exchanges

The percentage of the commissioned capacity on OJSC North-West Telecom's network increased from 94.82% to 94.7% at city telephone networks and from 85.54% to 85.94% at rural telephone networks.

In 2002 there were 99,511 applications for access to the telephone network. By the end of the 4th quarter, the number of applications for connection to the public use telephone network was 250,275 applications, which makes 86.3% of the number of applications in the year 2001. The number of satisfied applications reached 111,375.

Rural Telephone Network



8,45%
7,03%
83,9%
0,61%
Cross-bar telephone exchanges, including PSK-1000 and ATSK 100/200
Quasi-electronic exchanges
Digital exchanges
Step-by-step exchanges

Percentage of Urban Telephone Network Subscribers



9,5%
5,34%
85,16%
Commercial organizations
Budget organizations
Population

Percentage of Rural Telephone Network Subscribers



9,02%
5,49%
85,49%
Commercial organizations
Budget organizations
Population

Copper and optical cable is used for inter-telephone-exchange connections on local telephone networks of OJSC North-West Telecom, the length of fibre-optic lines having reached 1,884 km. Synchronous SDH transmission systems are used for fibre-optic communication lines.

Payphone Network

In the year 2002 branches of OJSC North-West Telecom considered and discussed jointly with OJSC National Payphone Network (NPN) the issues of technical and organizational interaction in organizing the acceptance of a unified NPN's payphone card.

In April 2002 contracts were made between OJSC National Payphone Network and OJSC Electrosvyaz of Kaliningrad Oblast and OJSC Electrosvyaz of the Republic of Karelia. Contracts between OJSC National Telephone Network and branches of OJSC North-West Telecom are to be finally entered into soon.

Work is being done on the networks of OJSC North-West Telecom's branches to arrange acceptance of unified payphone cards. Payphones ready to accept unified payphone cards have been installed, a new version is being installed on the already mounted payphones, and devices for the protection of payphone lines from unauthorized access are being installed. New services from card payphones have been commissioned and continue to develop, including incoming calls and the possibility of using IP-telephony cards.

The number of payphones on OJSC North-West Telecom's network made 8,255, including:

- 4,817 local payphones;
- 3,438 universal payphones.

Over 5% of payphones of the total payphone fleet on OJSC North-West Telecom's network are ready to accept unified payphone cards.

International and Intra-Zone Telephone Network

The telephone networks have been practically digitalized at the long-distance and international levels.

The central office (intra-zone) primary network of OJSC North-West Telecom is based on the use of cable, radio-relay and aerial transmission lines. Both analog and digital transmission systems are used on cable transmission lines.

The length of main channels of OJSC North-West Telecom was 1,900 channel.km, and the length of intra-zone channels 2,049.8 thousand channel.km. The growth of the length of long-distance telephone channels in 2002 was 103.067 thousand channel.km. The length of channels formed by digital transmission systems was 1,358.8 thousand channel.km, the growth of the length of long-distance telephone channels formed by digital transmission systems was 107,255 thousand channel.km, while digitalization of long-distance telephone exchanges (AMTS) in the year 2002 reached 82.66%. The growth of outgoing automatic channels in 2002 was 1,537 channels, including 760 channels of zonal communication.

Development of digital primary networks is mainly expected due to the construction of fibre-optic transmission lines. In the period under report the branches of OJSC North-West Telecom took a number of measures to improve the general and technical operation of international and intra-zone communication facilities. Reliability of primary networks is being improved on intra-zone networks through the construction of optical and radio-relay transmission lines with arrangement of ring structures on the basis of digital synchronous hierarchy transmission systems. The use of fibre-optic transmission lines of Rostelecom for organization of intra-zone communication is taken into account in the development of intra-zone primary networks.

The total installed capacity of the long-distance telephone exchanges (AMTS) of OJSC North-West Telecom in the year 2002 was 54,287.

Development Prospects Taking into Account New Technologies and Services

The basic areas in the development of public use communication networks are the increase of telephone network digitalization, arrangement of a digital network with services integration on the basis of digital public use networks, the use of new technologies on access lines, and the use of the general-channel signalling system OKS No. 7.

Construction of new digital transmission lines is planned, using the SDH technologies, as well as organization of ring structures of synchronous hierarchy systems, passing through powerful high-speed digital flows, introduction and development of such technologies as ATM, Frame Relay, IP-telephony, xDSL, Wireless.

It is planned to arrange subscriber lines using the technologies of mobile communication, personal call and radio access systems – WLL and xDSL technologies.

It is planned to create a multiservice network that will ensure a wide range of transmission speeds, transmission of multicomponent multimedia information at high transmission speeds and with asymmetry of incoming and outgoing information flows, multipoint configurations of connections, and a guaranteed quality of services. The multiservice network will also provide base services of access to the Internet, such services as Web and FTP-hosting, video/audio on demand to PC, e-business, virtual private networks, remote learning, telemedicine, and interactive games.

Creation and further development of intelligent networks is planned, which will lead to emergence of the following services:

- establishing a telephone connection paid by the called subscriber;
- call by a credit card;
- transfer of a part of payment to another person, e.g., in case of medical or legal consulting;
- televoting;
- virtual dedicated network.

Wired Radio

As of 1st January 2003, the number of broadcasting units was 669. The number of wired-radio outlets in 2002 was 976,029. The total length of radio lines in 2002 was:

- aerial lines on their own polls: 11,715 km;
- aerial lines on radio communication polls: 9,847 km;
- cable lines: 2,599 km.

There is a trend towards a decrease in the number of wired-radio outlets and broadcasting units in the territory of OJSC North-West Telecom. The basic causes of that are the low solvency of enterprises, organizations and population, abandonment of wired-radio outlets because there are other means for getting information; high costs of wired radio networks operation, especially on rural communication networks, due to the large length of lines and small density of wired-radio outlets.

4.5 Communication Services

The North-Western region is one of the most intensively developing telecommunication markets. This is shown by the high degree of competition.

One of the general indices of competition in the region is the number of licenses for communication services. There are 24 licenses for provision of communication services in every 100,000 residents of the North-Western Federal District. There is a growth in the number of registered licenses in main segments of highly profitable services, such as local, long-distance and international communication, telematics, data transmission and lease of channels.

Share of Inter-Regional Companies by Types of Services in the Market of the North-West of Russia (%, average for the market)



OJSC North-West Telecom
Alternative operators
Local telephone communication
88,2
11,8
Long-distance and international telephone communication
93,0
7,0
Data transmission services
65,6
34,4
Leasing out communication channels
62,3
37,8
Dial-up access to the Internet
41,1
58,9
Dedicated access to the Internet
25,2
74,8
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Key Advantages of OJSC North-West Telecom as Compared to Competitors:

1. Low level of rates for services;
2. Well-developed infrastructure, including full coverage by own network in St. Petersburg and other branches;
3. A wide range of telecommunication services;
4. The Company is the leader by telephone density: there are 32.06 sets in every 100 residents, which is 1.33 times higher than the average figure for Russia.

A significant competitive advantage of OJSC North-West Telecom is that the Company owns the largest line capacity in the North-West of Russia.

Priority Areas of the Company's Business

At the moment, many operator companies work in the telecommunication services market and they provide a wide range of up-to-date communication services. As a result of a marketing research, four segments have been established, where North-West Telecom has a high level of competitive capacity (in descending order of importance):

- provision of local telephone communication services;
- provision of long-distance and international communication services;
- leasing out communication channels;
- provision of data transmission services, dial-up and dedicated access to the Internet.

Key Factors Determining the Competitive Capacity of OJSC North-West Telecom:

- Regional telecommunication operators that are a part of inter-regional companies are characterized by a significant share (up to 50% and more) of privileged categories of the population among their subscribers.
- Under the conditions of the sweeping development of the mobile cellular communication market and acute competitive struggle among operators, accompanied by a reduction in the price of the services, there is a potential threat to the competitive position of inter-regional companies from mobile communication operators (especially in the field of long-distance communication).
- North-West Telecom is inferior to its competitors – alternative operators – in the provision of extra services and new services, losing opportunities of gaining extra income.

At the moment, fixed telephone communication services bring the bulk of the income from the telecommunication sector of the North-Western region. The market structure will change in the future, and, on a par with fixed communication services, income gained from the segment of the following communication services will prevail:

- Mobile network services;
- IP- telephony;
- Services of access to the Internet, development of broad-band access to the Internet;
- Increased demand for IP VPN, services related to remote access to corporate networks, and security (Managed IP VPN);
- Merger of telephone and corporate networks, including local networks (IP PBX);
- Service Telephone Cards;
- Services of Call-Centres.

Traditional Telephony Services

A traditional index describing the demand for communication services is the level of telephones installation in every 100 residents. In Russia on the average, this index is 24 telephone sets in every 100 persons, while for the North-Western region it is 32. This comparison shows a high degree of market saturation with traditional communication services. At the same time, there is an uneven distribution of the telephones installation level in districts of the North-West:

Telephone Density for 100 People of the Population (as of 01.01.02)

Region	*Including:*		
	fixed communication		
		including:	
	Total	*city telephone network*	*rural telephone network*
Russian Federation	24,08	29,03	10,62
North-Western Federal District	32,06	35,93	14,43
Republic of Komi	27,36	30,58	18,16
Arkhangelsk Oblast	28,77	32,69	16,80
Vologda Oblast	24,94	30,32	13,19
Kaliningrad Oblast	20,78	24,73	7,61
Leningrad Oblast	24,89	29,94	15,01
Murmansk Oblast	33,92	35,61	14,96
Novgorod Oblast	25,52	30,68	12,74
Pskov Oblast	24,64	30,23	13,18
The city of St Petersburg	44,13	44,03	

60% of the high-profit sector talk for over 30 minutes per month, while about a half of subscribers with lower income talk for 10 to 30 minutes per month.

Therefore, these well-to-do subscribers of the "Population" segment are a priority target group of OJSC North-West Telecom.

Long-Distance and International Communication

The trend that has been established in the Russian market of long-distance communication shows that the use of long-distance communication is non-uniform among population segments. It should be assumed that the distribution will be even more

concentrated for international communication. Over 40% of long-distance consumption consumption falls on less than 4% of subscribers.

The outbound long-distance traffic increased by 15.8% in 2002 as compared to the year 2001.

The outbound international traffic increased by 13.7% in 2002 as compared to the year 2001.

Outbound Telecommunication Traffic in 1999-2002



1 400 000
1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
thousand minutes
400
350
300
250
200
150
100
50
0
minutes
1999
2000
2001
2002
year
Outbound telecommunication traffic, thousand minutes
Number of traffic minutes per line, minutes

In 2002 the number of long-distance payphones reached 1,131, which exceeds the planned number of payphones by 115 (11.32%).

Services of Access to the Internet

The number of Internet users in the territory of the North-Western Federal District is about 1.5 MIO people, while that of Internet users in Russia on the whole is about 9 MIO people. According to forecasts, this figure will grow to 26 MIO people by the year 2010. According to the results of the year 2002, OJSC North-West Telecom occupies 7% of the North-West's market in Internet access services.

Shares of Regional Markets of Internet Access Provision Services of OJSC North-West Telecom's Branches



Cherepovetselectrosvyaz
65%
Artelecom of Arkhangelsk Oblast
63%
Electrosvyaz of the Republic of Karelia
57%
Electrosvyaz of Pskov Oblast
50%
Electrosvyaz of Vologda Oblast
33%
Electrosvyaz of Kaliningrad Oblast
30%
Novgorodtelecom
30%
Murmanelectrosvyaz
22%
Petersburg Telephone Network
3%
0%
10%
20%
30%
40%
50%
60%
70%

The Company provides the full range of Internet access services and is a major providers in the North-Western region. Various services of Internet access are offered to our clients:

- via dedicated synchronous digital lines;
- via ISDN lines;

- via ADSL lines;
- via dial-up analog lines;
- connection to the Internet via a dial-up line using the universal service telephone card (STK) (without making a contract, with access through the long-distance telephone communication equipment using the 8-805 code), as well as:
- hosting of virtual servers (web-hosting);
- hosting and support of physical servers (co-location).

As at the moment the Internet services market is one of the most dynamic and promising, the Company is planning to expand its share in this market.

Wireless Communication

Branches of OJSC North-West Telecom provide services of wireless communication. The branch Artelecom provides cellular communication services in the NMT-450 standard. In 2002 the number of cellular network subscribers of the branch Artelecom of OJSC North-West Telecom exceeded the planned number of subscribers and amounted to 6,127 subscribers by the end of the year. The traffic created by those subscribers was 18,226 thousand minutes (+3.04% of the planned figure).

The branches Novgorodtelecom and Murmanelectrosvyaz of OJSC North-West Telecom provide paging communication services. In 2002 the number of subscribers reached 4,104 subscribers, which is less than the planned figure (-24.75% of the plan). Failure to comply with the planned indices and the outflow of subscribers were caused by the aggravation of the competitive struggle with cellular communication operators.

4.6. Rate Policy

The rate policy of the Company in the year 2002 was aimed at establishing rates for the telecommunication services regulated by the state at a level that would both cover the current costs and ensure the investment component.

Grounding materials were sent to the Ministry of Antimonopoly Policy and Support of Entrepreneurship of the Russian Federation and its territorial bodies, as a result of which the rates were increased in all branches of the Company. Thus, the monthly subscriber fee for the main telephone set for the population increased by 15.56% on the average.

Rates for time-based billing of local telephone connections (calls) for all settlements of the Republic were approved for the branch Electrosvyaz of the Republic of Karelia.

The key criterion for establishing rates for non-regulated services was maximization of the Company's income under the conditions of the market and competition with other communication operators providing similar services.

4.7. Investment Policy

In 2002 the city and rural telephone networks were expanded on OJSC North-West Telecom's network. 149 thousand lines were commissioned, including:

144 thousand lines on city telephone networks and 5 thousand lines on rural telephone networks.

The commissioned lines on city telephone networks included:

- 74.798 thousand lines – expansion of the operating telephone exchanges;
- 18.762 thousand lines – new construction;
- 12.51 thousand lines – renovation of the operating telephone exchanges;
- 38.068 thousand lines – re-equipment.

The commissioned lines on rural telephone networks included:

- 0.1 thousand lines – expansion of the operating telephone exchanges;
- 3.178 thousand lines – new construction;
- 1.97 thousand lines – re-equipment.

115 km of long-distance cable lines were commissioned in 2002. 93 km of them were expansion, and 22 km renovation. 950 long-distance voice channels were commissioned on the networks of OJSC North-West Telecom's branches in 2002.

162.8 km of radio-relay communication lines were commissioned in the period under report. 121.3 km of them were new construction, and 41.5 km expansion.

In 2002, equipment of service payphone cards (STK), equipment for provision and development of IP telephony, universal payphones and their control centers were acquired and put into operation on networks of OJSC North-West Telecom's branches, and work was done to expand the data transmission networks.

Volume of Investment Used for the Fixed Capital,
Including That from Own Funds of the Company, Including That from Profit in the year 2002 (in thousand roubles)

No.	*Item*	*Amount, thousand roubles*
1	**Volume of capital investment**	1 742 970
2	**Subindustry structure of capital investment**	1 742 970
	Local telephone communication	1 222 648
	Long-distance/international communication	106 440
	Mobile radiotelephony	4 080
	New services and technologies	22 765
	Internet	10 278
	IP- telephony	1 285
	Intelligent communication networks	11 202
	Other	387 037
3	**Construction and installation**	454 517
4	**Equipment**	1 221 207
5	**Funding sources**	1 742 970
	Internal funds	1 308 498
	profit	467 425
	depreciation	841 073
	Debt and borrowed assets	434 472
	tied credits	127 341
	other loans	29 328
	leasing	242 503
	funds from sale of shares owned by the state	
	funds obtained from corporate bonds issue	28 034
	funds of legal entities	7 266

As can be seen from the above figures, the bulk of the capital investment (70%) is spent for the development of local telephone communication, 6% for the construction of long-distance/international communication facilities, while the share of capital investment aimed at the development of new communication services (Internet, IP telephony and intelligent communication networks) is not very significant and amounts to 1.3%.

4.8. Key Financial and Economic Indices

Key financial and economic indices according to the audited reports and accounts (indices of the base organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the date of re-organization 01.11.2002 till 31.12.2002).

Index	*Measuring unit*	*2002*
Receipts from sales of goods, jobs and services	thousand roubles	5 867 109
Including income from sale of communication services	thousand roubles	5 680 094
Expenses related to normal activities	thousand roubles	4 177 010
Profit from sales	thousand roubles	1 690 099
Loss from operating activities and activities other than sales	thousand roubles	1 352 294
Profit before taxes	thousand roubles	337 805
Net profit	thousand roubles	133 511
Profitability by profit before taxes	%	8,1

At the same time, following the requirements of the Provisions on Accounting "Accounts and Reports of an Organization", to present consolidated indices of the operation of the base organization and affiliated branches for the entire year 2002 and to ensure the comparability of the data of the current and previous periods under report, comparative consolidated financial reports were prepared, which united the indices of the financial operation of the base organization and affiliated organizations for the entire year 2002 (indices of the base organization for the period from 01.01.2002 till 31.12.2002 and those of affiliated organizations for the period from 01.01.2002 till 31.12.2002) and presented similar comparable data for the year 2001. These financial reports and accounts, taking into account the affiliation of regional communication operators, were formed by simple arithmetic summing up of the respective indices of the affiliated companies.

According to the consolidated financial reports, the receipts from the sale of goods, products, jobs and services for the year 2002 was 10 091 841 thousand roubles, including the income from communication services in the amount of 9 778 167 thousand roubles, or 97% of the entire income.

Given below are the basic economic indices of the Company's operation as compared to the year 2001.

Basic Economic Indices of the Company's Operation as Compared to the Year 2001

Index	*Measuring unit*	*2001*	*2002*	*Change rate 2002/2001*
Receipts from sales of goods, jobs and services	thousand roubles	8 058 731	10 091 841	125,2%
Including income from sale of communication services	thousand roubles	7 838 095	9 778 167	124,8%
Expenses related to normal activities	thousand roubles	6 031 548	7 443 369	123,4%
Profit from sales	thousand roubles	2 027 183	2 648 472	130,6%
Loss from operating activities and activities other than sales	thousand roubles	815 629	1 992 894	244,3%
Profit before taxes	thousand roubles	1 211 554	655 578	54,1%
Net profit	thousand roubles	704 281	327 264	46,5%
Profitability by profit before taxes	%	20,1%	8,8%	-11,3 pt

The reduction of profit before taxes in 2002 as compared to the year 2001 can be explained by the formation of the doubtful debt reserve in compliance with the accounting policy and the appropriate decision of the Board of Directors of the Company: the expenses for making the reserve from the current profit made 1 128 138 thousand roubles, restoration of the unused reserve was 336 198 thousand roubles; thus, the influence of the expenses for creating the reserve on profit was 791 940 thousand roubles.

Using the obtained reserve, 128 537 thousand roubles of accounts receivable were written off. Thus, the balance of the doubtful debt reserve as of 31.12.02 was 663 403 thousand roubles.

Structure of Income for 2002

Growth Rate of Receipts by Sectors of Communication Services

Index	*2001*	*2002*	*Rate, 2002/2001*
Income from long-distance and international communication	3 842 731	4 425 825	115,2%
Income from city communication	3 225 728	4 461 462	138,3%
Income from rural communication	165 633	222 521	134,4%
Income from new services	155 181	244 110	157,3%
Income from other communication services	448 822	424 249	94,5%
TOTAL:	**7 838 095**	**9 778 167**	**124,8%**

The growth of income from communication services in 2002 as compared to 2001 made 24.8%, including the bulk of the income growth from local communication (67% of the total growth) and long-distance and international telephone communication (30%). The growth of income from principal activity against the level of the year 2001 was 53% caused by the growth of rates and 47% by the development of communication facilities and increase in the outcoming paid exchange.

In the structure of income for the year 2002:

- 45.6% are from city telephone communication,
- 2.3% are from rural telephone communication,
- 45.3% are long-distance and international communication,
- 2.5% are from document communication,
- and 4.3% are from new services.

Structure of Income from Principal Activity of OJSC North-West Telecom in the Year 2002


Rural telephone communication -2%
City telephone communication -46%
Long-distance and international telephone communication -45%
Document communication -2%
Wired radio -1%
New services -2%
Other (radio communication, wireless radio, broadcasting) -1%

Structure of Expenses for the Year 2002

The growth rate of expenses for the Company on the whole amounted to 123.4%. The greater income growth rate as compared to the expenses growth was ensured in all the branches, except for *Electrosvyaz of Vologda Oblast* and *Electrosvyaz of Kaliningrad Oblast.*

Operating costs for the year 2002 amounted to 7 443 369 thousand roubles.

Item	2001	Percentage	2002	Percentage	Growth rate
Wages with charges	2 252 270	37,3%	2 763 222	37,1%	122,7%
Depreciation	687 680	11,4%	785 823	10,6%	114,3%
Taxes included in prime cost	85 628	1,4%	115 882	1,6%	135,3%
Material costs and repairs	518 419	8,6%	583 281	7,8%	112,5%
Deductions to the Research & Design Fund	69 476	1,2%	36 662	0,5%	52,8%
Payment for Rostelecom's channels	1 161 612	19,3%	1 494 445	20,1%	128,7%
Other expenses	1 256 463	20,8%	1 664 054	22,4%	132,4%
TOTAL	**6 031 548**	**100,0%**	**7 443 369**	**100,0%**	**123,4%**

The expenses growth rate for the Company on the whole does not exceed the receipts growth rate: 123.4% against 125.2% respectively.

The structure of expenses has not undergone any considerable changes as compared to the year 2001.

The reduction of deductions to the Research & Design Fund is connected with the change in the method of charging them in 2002 (0.5% of receipts instead of 1.5% of the prime cost).

The increase in the percentage of expenses for tax payment is connected with the growth in receipts (transport tax) and with the increase of the land tax.

The growth of the share of OJSC Rostelecom's expenses for channels has been caused by the increase in the integral rate and by the growth of long-distance calls exchange.

The increase in the percentage of other expenses in the prime cost has been caused by the inflation processes, viz., by the increase in prices for services of external organizations, increase in rent rates and public utilities rates.

Structure of Expenses for the Year 2002



Other expenses - 23%
Wages with charges - 37%
Rostelecom channels payment - 20%
Depreciation - 11%
Taxes included in prime cost - 2%
Material costs - 7%
Deductions to the Research & Design Fund - 0%

Key Indices of the Company's Activities Efficiency

Index	*Measuring unit*	*2001*	*2002*	*Rate, 2002/ 2001*
Income per line	roubles	2556	3080	121%
Balance profit per line	roubles	385	200	52%
Gross income per employee	thousand roubles	258	336	130%
Balance profit per employee	roubles	38 897	21 823	56%
Number of lines per employee	Line/person	101	109	108%

Data on the Amount of Net Wealth of the Company

No.	*Index*	*As of 01.01.2003*
1.	Total net wealth (thousand roubles)	10 904 013
2.	Authorized capital (thousand roubles)	937 940
3.	Reserve (thousand roubles)	29 375
4.	Ratio of net wealth to authorized capital (line 1/line 2), %	1162,54
5.	Ratio of net wealth to sum total of authorized capital and reserve (line 1/(line 2+line 3)), %	1127,25

4.9. Analysis of the Financial Position

The financial analysis of the Company's operation has been carried out in the framework of and in compliance with the methods recommended by the Federal Commission for Securities Market in Resolution of 19.10.2001 No. 27 "On Approving the Standards for Bonds Issue and Their Offering Circulars".

Net assets have been calculated in compliance with the Order of the Ministry of Finance of RF No. 10n, and the Federal Commission for Securities No. 03-6/pz of 29th January 2003 "On Approving the Procedure of Estimating the Value of the Net Assets of Stock Companies".

A reduction of the net profit index of the Company for the year 2002 as compared to the same period of the previous year was caused by making the doubtful debt reserve as of 31.12.02 in the amount of 663 403 thousand roubles. A doubtful accounts receivable reserve is formed by the Company in the full amount of accounts receivable with the accrual period over 90 days. A sharp reduction of the profitability indices of net assets and own capital is caused by the fact that the net profit of the base organization for the period from 01.01.2002 till 31.12.2002 and of affiliated organizations for the period from the date of re-organization 01.11.2002 till 31.12.2002 was taken into account. Net profit of the affiliated organizations for the period from 01.01.2002 till 31.10.2002 in the amount of 193 753 MIO roubles was not taken into account.

Profits and Losses

	Index	*year*			
		2000	*2001*	*2002**	*1st quarter of 2003***
1	Net profit, thousand roubles	377 271	364 112	133 511	330 911
2	Paid profit tax	187 957	327 128	204 294	136 456
3	Profitability of net assets, %	6,29	5,80	1,22	2,94
4	Profitability of own capital, %	6,29	5,80	1,22	2,94
5	Profitability of sales, %	31,50	30,29	28,81	27,74
6	Losses according to balance sheet, thousand roubles	–	–	–	–
7	Balance sheet losses and balance sheet currency ratio	–	–	–	–
	Net assets, thousand roubles (as of the end of the period)	6 002 269	6 281 169	10 904 018	11 232 245
	Own capital	6 002 269	6 281 169	10 904 017	11 232 245

* The indices of the base organization for the period from 01.01.2002 till 31.12.2002 and of affiliated organizations for the period from the date of re-organization 01.11.2002 till 31.12.2002 are given for the year 2002.

** Reports for the 1st quarter of 2003 were not audited.

Liquidity and Solvency Analysis

	Index	*year*			
		2000	*2001*	*2002*	*1st quarter of 2003***
1	Own circulating assets, thousand roubles	-415 241	-514 002	-1 430 186	-1 097 804
2	Financial dependence ratio	0,28	0,29	0,37	0,35
3	Own assets autonomy ratio	0,78	0,77	0,73	0,74
4	Availability of own circulating assets for reserves	-4,32	-4,99	-3,92	-2,55
5	Fixed assets index	1,07	1,088	1,13	1,10
6	Current liquidity ratio	2,04	1,43	1,00	1,18
7	Quick liquidity ratio	1,76	1,16	0,70	0,86

* Reports for the 1st quarter of 2003 were not audited.

Own circulating funds have a negative value, as 80-90% of OJSC North-West Telecom's assets are formed from fixed assets (reserves and inventories make a very small part), which is caused by the industrial specificity of operation.

The **financial dependence ratio** shows that borrowed funds did not exceed 37% of own funds in the Company's balance structure. This is a sign that the bulk of operation is financed from own funds and this positively characterizes the financial status of the organization.

The **autonomy ratio** shows the share of own sources of the organization's assets in the total amount of all sources and has the rated value more than 50%. All rated values of this ratio for the period from the year 2000 till 2003 indicate to a good financial standing of the organization.

The **current liquidity ratio** has the rated value of >=2. However, in our case it is strongly influenced by such factors as the industrial branch, duration of the production cycle, structure of reserves and costs, etc. The average value of this ratio for all telecommunication enterprises of Russia is 1.2.

The **quick liquidity ratio** has the rated value of >=1. In 2002 and in the 1st quarter of 2003 it was somewhat lower than the standard value, however, the industrial specificity should be taken into account.

Business Activity Analysis

	Index	*year*			
		2000	***2001***	***2002****	***1st quarter of 2003****
1	Net assets turnover rate, times	0,30	0,63	0,54	0,25
2	Turnover rate of accounts payable, times	2,39	3,38	2,12	1,11
3	Turnover rate of accounts receivable, times	1,92	4,08	3,93	1,68
4	Paid profit tax, thousand roubles	187 957	327 168	204 294	136 456
5	Debt to the budget	72 303	100 429	275 012	340 652
6	Share of budget debt in accounts payable,%	13,86	12,50	13,93	18,80
7	Share of profit tax in balance sheet profit,%	33,25	47,33	60,48	29,20

* The indices of the base organization for the period from 01.01.2002 till 31.12.2002 and of affiliated organizations for the period from the date of re-organization 01.11.2002 till 31.12.2002 are given for the year 2002.
** Reports for the 1st quarter of 2003 were not audited.

A certain reduction of the indices of the Company's turnover rate for the year 2002 as compared to the same period of the previous year is caused by the fact that the data on receipts and prime cost for the base organization for the period from 01.01.2002 till 31.12.2002 and for affiliated organizations for the period only from the date of re-organization till 31.12.2002 (from 01.11.2002 till 31.12.2002) were taken into account.

Analysis of Issuer's Solvency and Credit Risk

Index	*year*			
	2000	***2001***	***2002****	***1st quarter of 2003****
Borrowed funds /capital and reserves ratio, %	28,07	29,36	37,38	34,86
Short-term liabilities / capital and reserves ratio, %	10,39	14,82	24,22	21,28
Cover of debt service payments, %	180,30	46,80	119,36	383,85
Outstanding debt level, %	–	–	6,63	6,51
Total amount of added capital and retained net profit of previous years, thousand roubles	4 975 890	5 304 089	9 579 105	9 906 312

* The indices of the base organization for the period from 01.01.2002 till 31.12.2002 and of affiliated organizations for the period from the date of re-organization 01.11.2002 till 31.12.2002 are given for the year 2002.
** Reports for the 1st quarter of 2003 were not audited.

As can be seen from the calculation, the ratio of attracted funds to the capital and reserves for all the analyzed periods did not exceed 37.38%, which shows that there is no danger of insolvency (if this ratio is more than 1, then this is a sign of such danger). The index of the short-term liabilities / capital and reserves ratio also shows quite a reliable financial state of the company.

The calculation of the cover of debt service payments shows that in the year 2001, the enterprise did not have enough profit of the period under report without taking into account depreciation for covering long-term liabilities in the period under report, but the situation got better by the end of the year 2002.

4.10. Risk Factors

Industry Risks

Impact of the situation deterioration in the Issuer's industry on its operation and execution of obligations under the Bonds

Main industry risks for the Issuer may be reduced to the following:

1) Strengthening of Competition

The Issuer is facing a growing competition of other operators, which may lead to a reduction of the operation margin, a decrease in the market share and a reduction of the price of our services.

The Russian market of telecommunication services is becoming very competitive. The trend of the Russian Government's licensing policy consists in increasing the competition between suppliers of telecommunication services. The Ministry of Communication has abandoned the principle of issuing exclusive licenses for each technological standard for a region, and adopted the principle of issuing several licenses covering the same territory. Competitors of OJSC North-West Telecom are in a more favourable position, as they are free in choosing services to be provided and a price policy, unlike the Issuer who has to bear the social burden and is restricted in the possibility of changing the rates.

In this respect, mobile communication operators are the strongest competitors of the Issuer. MTS and Megafon have already won significant shares of the market. By the moment, another operator – Beeline (OJSC Vympelcom) has started its operation in the cellular communication services market.

2) State Regulation of the Industry

In compliance with the legislation of Russia, a license has to be obtained for provision of communication services. Uncertainty in the regulation in respect of prolonging the licenses may lead to incapability of prolonging the licenses or to an increase of obligations and a reduction of rights under the conditions of prolonged licenses, which increases expenses and may limit the area of communication services provision.

The period of Issuer's licenses expires at different times in the range of the years 2003 – 2012 and can be prolonged after submitting an application to the Ministry of Communication. Officials in the Ministry of Communication may decide anything as to prolonging the licenses, and the Issuer cannot be sure whether the licenses will be prolonged or not. Besides, even if they are prolonged, this may take place with extra obligations, including extra fees, or with a reduced coverage area. If the Issuer is not able to prolong the licenses or get renewed licenses on conditions similar to the current conditions, the scope of services provided by it and the number of subscribers may decrease.

Besides licensing, there are other possible risks related to the state regulation of the industry, the level of which is quite high due to the strategic significance of the industry.

3) Decrease in the Solvent Demand for Provided Communication Services

A reduction of company's receipts may also be caused by a decrease in the demand for provided services. Such a reduction is possible in different situations, e.g. in case of higher inflation (see inflation risks), growth of rates as a result of increased costs, in case of a general decrease in solvent demand and in other cases.

However, on the whole, industry risks are evaluated as minimal, for as a result of industry enterprises restructuring, OJSC North-West Telecom has acquired the status of a natural monopolist in the entire North-Western region, and the resistance of such companies to unfavourable conditions of the environment is very high.

In case of unfavourable development of the situation in the region, the Issuer plans to:

- optimize the structure of production expenses;
- reduce enterprise's expenses, including possible reduction and revision of Issuer's investment policy;
- change the structure of provided services for the purpose of maximizing the income of the enterprise.

Impact of Regional Development on the Issuer's Operation

Economic Prospects of the Region's Development

The socio-economic contribution of the North-Western region in the GDP of Russia in 2002 amounted to 9.4% (or 889.4 billion roubles). The most economically developed regions of the District are St. Petersburg, the Murmansk, Leningrad, Arkhangelsk and Vologda Oblasts, their share being about 83% of the gross regional product of the united territory, 70% of the population's income and 70% of the communication services market.

The total income of the communication industry in RF increases by 20-25% annually. In the three years to come, the volume of the Russian market of telecommunications will be increasing by about 15% annually. In 2000 it was about 4.6 billion US dollars (1.8% of the GDP – 250 billion), while in 2001 its share increased to 1.9% (5.4 and 290 billion US dollars respectively). Traditional operators had about 55% of all income of the industry in the year 2001.

According to the Ministry of Communication, the total income of the communication industry for the year 2002 in Russia was 270 billion roubles. New and traditional operators provided communication and data transmission services worth of about 270 billion roubles all in all, which is 25% more than in 2001. The inter-regional companies had 47% of the industry's income (about 127.5 billion roubles). The income of the cellular communication subindustry in 2002 was over 37% of the entire income of the communication industry. In 2002, over 50,000 km of cable and radio-relay communication lines, 3 MIO lines of automatic telephone exchanges of fixed city and rural telephone networks, over 12 MIO lines of mobile telephone communication and over 70,000 long-distance and international telephone channels were commissioned. The growth in the number of base telephone sets of the local telephone network was 1.8 MIO units, mainly due to telephone sets installed for the population.

In Russia on the average, digitalization of local telephone networks increased from 36.2% in 2001 to 40% in 2002, that of backbone networks from 87.4% to 92%, and the use of fibre-optic transmission systems on backbone networks from 71.5% to 78.0%. The telephone density made 25.6 telephone sets for 100 persons of the population against 24.1 in 2001. The number of payphones with the card payment system increased by 13% and was 127.5 thousand pcs.

As of 1st January 2003, 14602 licenses operated in the industry, including 11894 for telecommunication services, 2515 for telecasting and broadcasting, 187 for mail services and 6 for international information exchange. 1703 certificates for various kinds of communication equipment were issued in 2002.

Forecast of a Possible Change of the Situation

According to forecasts, in the year 2004, the communication market in this country will grow to 8 billion US dollars, which corresponds to 2.05% of the GDP (390 billion US dollars). The key growth factors are the general improvement of the economic situation, strengthened rouble, penetration of mobile communication to regions and restructuring of local communication rates. Thus, the potential investors' interest in this segment of the market is quite high.

The North-Western region is one of well-developed telecommunication markets. A manifestation of that is the significant percentage of income from telecommunication services in the North-Western region in the income of the Russian communication industry – about 16%. The market of the region is characterized by strong competition. The market share is strongly differentiated by regions: in St. Petersburg OJSC North-West Telecom controls only 20% of the market, while its regional branches occupy 52.5% of the telecommunication market.

In 2002 the volume of the telecommunication market of the North-Western region made about 30 billion roubles. On the whole, the communication market development rates in the license territory of OJSC North-West Telecom are non-uniform: there is a more intensive development in regions than in St. Petersburg. This can be explained by the relative saturation of the market of communication services of St. Petersburg and by the increased expenses for communication in regions. Thus, with the existing market development level, for further development the Company must use extensive methods of gaining extra income from permanent subscribers more actively.

Due to the geographical location of the North-Western Federal District, a number of territories of which have not been sufficiently developed or populated, the communication enterprises of the District hold quite modest positions in Russia. At the same time, the District takes the first place in Russia by e-mail traffic, leaving other territories far behind, which can be explained by the fact that the territory of the District is crossed by communication channels used for information exchange with foreign countries. The North-Western Federal District holds the third place among Federal Districts of RF by income from communication services for the first half of 2002.

Forecast of the Influence of Situation Changes in the Region on the Issuer's Operation and on Performance of the Obligations under the Bonds. Issuer's Actions in Case of Adverse Effect of Changes on its Operation

A deterioration of the economic situation in the North-Western region may take place in case of material changes in the economic situation in Russia, including drastic changes in the exchange rate of the national currency, which may entail a reduction of the number of industrial and agricultural enterprises of all forms of ownership operating in the region, a growth of unemployment and a slowdown of the population's solvent demand.

Such developments would result in a suspension of implementing the Issuer's investment programme, a reduction of the volume growth of communication services provided by the Issuer in the territory of the region and a growth impairment of the income base.

In such a case, the Issuer will fulfil the obligations under bonds using Company's income from operation, and, if necessary, it will attract short-term loans from commercial banks for that purpose.

Influence of Currency Exchange Rate *Fluctuation on the Issuer's Operation and on Performance of the Obligations under the Bonds*

Changes of the currency exchange rate may increase expenses, reduce reserves or hamper repayment of debts. Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer. During the recent several years there has been a significant fluctuation of the rouble as compared to the main world currencies, which has been mainly expressed in the fall of the exchange rate of the rouble. The Central Bank of RF has imposed various restrictions on trading operations involving foreign currency, trying to support the rouble exchange rate. The capability of the Government and of the Central Bank of RF to support a stable rouble exchange rate will depend on many political and economic factors. These factors include the capability of funding the budget deficit without resorting to issuing banknotes, control of the inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A certain part of expenses and liabilities of the Issuer is nominated in foreign currency or rigidly tied to the exchange rate of such foreign currencies as the US dollar and Euro. This includes, among other things, investment and borrowing. E.g., the share of foreign suppliers in the structure of the supplies of inventory holdings for the year 2002 is 25.99%.

Besides, there are significant loans provided by Vnesheconombank (Foreign Economic Bank) expressed in Euros or tied to the exchange rate of Euro. As to the latter types of loans (tied to Euro), in compliance with the accounting policy pursued by us, we carry out revaluation at the moment of repaying a debt only. As of 1st January 2003, the amount of sum differences under contracts with Vnesheconombank was 143 MIO roubles. The amount has not undergone any serious changes later.

Thus, a further devaluation of the rouble relative to the main world currencies may have an adverse effect on the Issuer by increasing expenses in roubles. In case of a decrease of the rouble exchange rate ahead of the increase of the rates for services, the Issuer may experience difficulties in payment or re-financing of a debt in foreign currency.

The Issuer will not be able to eliminate this risk by tying our rates to the US dollar/Euro exchange rate because of the state regulation of rates for most of the communication services provided by us.

A significant devaluation of the rouble (e.g., by 25-50%) can make it more difficult for the Issuer to fulfil the obligations under the Bonds, as in such a case even the respective increase of rates may become insufficient to make up the drop in the volume of services in kind, which will be caused by the slowdown of the population's purchasing capacity. In such a case, OJSC North-West Telecom is planning to take the following measures:

- optimize costs, including measures to limit expenses for wages;
- revise the investment programme;
- take measures to increase the turnover of the accounts receivable.

At the same time, under the current conditions of economic stabilization and a significant increase of the gold and exchange currency reserves of the Central Bank of RF, most forecasts predict a low level of rouble devaluation, at least relative to the US dollar, or even some strengthening of the rouble, which may, vice versa, have a positive effect on operational profitability of the company.

Risk That the Issuer will not Fulfil the Obligations to Bonds Holders

The possible risk that the issuer will not fulfil the obligations to bonds holders may be related to the following potential factors:

- fluctuations in the situation with the prices of Issuer's services. Commercial operation of the Issuer is essentially influenced by fluctuations of the prices of communication services, the sales of which wholly form the income and profit of the Issuer;
- possible changes in the composition and professional level of Issuer's managers, due to which efficiency of decisions taken by them may decrease, their financial consequences;
- possible unfavourable trends in the economy and deterioration of the economic conditions in Russia. Unfavourable financial or economic conditions will probably entail a reduction in the business activity of the Issuer's products consumers, and, consequently, their demand for communication services. Besides, buyers may become partially or wholly incapable of paying for received services of the Issuer. Non-monetary methods may be used as payment in such conditions (cross deliveries, bills and notes, etc.), which will also adversely affect the financial standing of the Issuer;
- changes in interest rates. Changes in the monetary and credit policy in the country may result in aggravated inflation, increased interest rates for attracted credits used by the Issuer and, respectively, increased expenses of the Issuer;

- deterioration of tax policy in RF. A possible increase in the rate of taxes paid by the Issuer in the course of its production and financial operation may lead to an increase in the expenses of the Issuer and a reduction of the monetary funds remaining at the enterprise for funding of routine operation and fulfillment of obligations, including those under Issuer's Bonds.

In compliance with articles 810 and 811 of the Civil Code of Russia, when retiring the Bonds, the Issuer must return to the holders their face value and must pay the coupon yield under the Bonds within the time and according to the procedure provided for by the conditions of the decision on the Bonds issue and the Offering Circular.

Each Bond Holder is entitled to declare his Bonds of this issue as due to retirement and to demand immediate return of the nominal amount of debt under the Bonds in the following cases:

- a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision, or
- the Issuer does not pay the face value of the Bonds of the issue or the income due on them, or
- the Issuer declares its incapability of performing the financial obligations in respect of the Bonds of this issue or Issuer's Bonds of other issues, or
- the Issuer does not fulfil in whole, does not fulfil in part or does not fulfil properly its obligations under transactions with Bonds of this issue in compliance with the Issuer's public irrevocable offers, the procedure and conditions of fulfilling which are established in clause 56.13 of the Offering Circular and clause 9 of the Decision on the Bonds Issue and are published in mass media.

Should the Issuer refuse to fulfil the obligations under the Bonds, the Bond Holders may apply to the court (court of arbitration) suing the Issuer and demanding to retire a Bond and to pay the income accrued on it, as well as to pay interest for failure to retire the Bond in due time in compliance with articles 395 and 811 of the Civil Code of Russia.

Should the Issuer refuse to fulfil the obligations under the Bonds, the Bond Owners and/or nominal Bond Holders shall be entitled to apply to the party providing security for the Bonds issue with a demand to perform Issuer's obligations under the Bonds for the Issuer in compliance with the terms and conditions of the offer on provision of a security in the form of a surety for the purpose of the Bonds issue.

Should the Issuer fail to fulfil the obligations in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds, the Issuer's obligations to Bond Owners in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds shall be fulfilled for the Issuer by the limited liability company Trubsnab (hereinafter referred to as Company) as follows:

Bond Owners and/or nominal Bond Holders shall present to the Company written requests for the Company to pay the face value of the Bonds and to pay the interest yield on the Bonds (hereinafter referred to as the Demand to Fulfil the Obligations).

The said Demand to Fulfil the Obligations shall meet the following conditions:

- it shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);
- indicated in it shall be: the full personal or official name of the Bond Owner, his/its tax-payer's No. (INN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;
- it shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Holder or has not paid in full within the time established by the Documents of the Issue:
  - the principal amount of the debt in retirement of the Bonds;
  - the coupon yield in the form of interest on the face value of the Bonds;
  - public irrevocable obligations of the Issuer to redeem its Bonds.
- the Demand to Fulfil the Obligations shall be presented to the Company not later than 90 days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;
- the Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds;
- the Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

The Company shall consider the Demand to Fulfil the Obligations within 14 days from the day of expiry of the period, of 90 days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations. If the Company chooses to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations, shall effect a payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are indicated in the Demand to Fulfil the Obligations.

Should the Warrantor fail to fulfil its obligations in compliance with the terms and conditions of the above offer of providing a security in the form of a surety for the purpose of the Bonds issue or should the Issuer fail to fulfil the obligations to pay the yield and to retire the Bonds, the owners shall be entitled to apply to the court (court of arbitration), suing the Issuer or the Warrantor and demanding to pay the face value and/or the yield accrued on the Bonds and to indemnify them for losses.

The procedure of Bond Owners' and/or nominal holders' action in case of Issuer's refusal to fulfil its obligations under the Bonds of the issue is also described in clause 57.14 of the Offering Circular.

Influence of Inflation

The risk of the influence of inflation may arise if the received monetary income is devalued from the standpoint of the real purchasing power of money quicker than it is growing nominally. Inflation growth leads to increased expenses of the enterprise due to the growth of suppliers' prices. This is made up by indexing from time to time the prices of the services provided by the Issuer, in the amount agreed upon with the Ministry of Antimonopoly Policy and taking into account the inflation rate. However, with a considerable inflation level, such indexing may fail to correspond to the costs level, which may lead to increased expenses of the enterprise (because of the increased prices of fixed assets) and, as a consequence, to a drop in profits of the Issuer and, respectively, in the profitability of its business. This is aggravated by the fact that inflation is usually accompanied by devaluation of the rouble, and in such a case the currency risks are actualized, too.

Besides, a growth of inflation will lead to an increase in the value of borrowed funds for the Issuer, which may result in a shortage of the enterprise's circulating funds. On the other hand, according to the Issuer, inflation levels with which OJSC North-West Telecom may have difficulties in fulfilling its obligations to bond holders are much higher than the inflation level planned in the Russia's federal budget for the year 2003 – 12% per annum, being 30%--40% per annum.

The main inflation-related risk of the Issuer is an increase in the prime cost in respect of material and fuel resources, which is far ahead of the change in the rates for communication services.

In case of inflation growth, the issuer is planning to take measures to limit the growth of expenses and to pay special attention to increasing the turnover of circulating assets, including a change in the existing contractual relations with the consumers for the purpose of reducing the buyers' accounts receivable.

5. APPENDIX (ACCOUNTS AND REPORTS)

Reports for the 1st quarter of 2003 were not audited.

BALANCE SHEET

			CODES
		Form No.1 under OKUD	**0710001**
as of	**March 31st, 2003**	Date (year, month, day)	
Organization:	**Open joint-stock company North-West Telecom**	under OKPO	**01166228**
Taxpayer Identification Number	**7808020593**	INN	7808020593
Areas of activities	**communication**	under OKDP	52300/72200
Organizational & Legal form/Form of Ownership:	Public Company	under OKOPF/OKFS	
Unit of measurement:	**thousand roubles**	under OKEI	

ASSETS	*Line code*	*As of the beginning of the period under report*	*As of the end of the period under report*
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets (04, 05)	110	115	89
patents, licenses, trade marks (service marks), other similar rights and assets	111	115	89
organization costs	112		
goodwill	113		
Fixed assets (01, 02, 03)	120	10 953 003	11 072 204
land plots and objects of nature management	121	4 178	4 194
buildings, machinery and equipment	122	9 701 947	9 889 297
Construction-in-progress (07, 08, 16, 61)	130	1 208 435	1 019 416
Profitable investment in stocks of materials and capital equipment (03)	135		
property for leasing	136		
hired out property	137		
Long-term financial investment (06, 82)	140	159 481	159 443
Investment in subsidiaries	141	76 204	76 204
Investment in associate companies	142	33 145	33 145
Investment in other companies	143	33 006	33 006
loans granted to organizations for over 12 months	144	12 720	12 682
other long-term capital investment	145	4 406	4 406
Other non-circulating assets	150		59 042
Total for Section I	190	12 321 034	12 310 194
II. CURRENT ASSETS			
Stock	210	365 152	430 272
raw materials, materials and other similar values (10, 12, 13, 16)	211	205 362	205 154
bred and fed livestock (11)	212		
expenditures in work-in-process (turnover costs) (20, 21, 23, 29, 30, 36, 44)	213	788	1 247
finished products and goods for resale (16, 40, 41)	214	11 111	10 929
shipped goods (45)	215		
deferred expenses (31)	216	147 891	212 942
other stock and expenses	217		
Value added tax on acquired values (19)	220	407 099	321 881
Accounts receivable (expected in over 12 months after the reporting date)	230	16 277	19 855
buyers and customers (62, 76, 82)	231		265
notes receivable (62)	232		
debts of subsidiary and associate companies (78)	233		
advances distributed (61)	234		133
other debtors	235	16 677	19 457
Accounts receivable (expected within 12 months after the reporting date)	240	1 476 286	1 631 530
buyers and customers (62, 76, 82)	241	976 390	1 032 976
notes receivable (62)	242	1 800	1 800
debts of subsidiary and associate companies (78)	243	10 466	10 946
debts of participants (founders) by contributions to the authorized capital (75)	244		

1	2	3	4
advances distributed (61)	245	320 861	346 851
other debtors	246	166 769	208 955
Short-term financial investment (56, 58, 82)	250	4 913	4 443
loans granted to organizations for less than 12 months	251	200	200
own shares redeemed from the shareholders	252		
other short-term capital investment	253	4 713	4 243
Monetary funds	260	346 880	392 380
cash on hand (50)	261	4 926	5 030
settlement accounts (51)	262	313 311	351 896
currency accounts (52)	263	574	629
other monetary funds (55, 56, 57)	264	28 067	34 825
Other current assets	270		
Total for Section II	290	2 617 007	2 800 361
BALANCE (sum of lines 190 + 290)	300	**14 938 041**	**15 110 555**
LIABILITIES	***Line code***	***As of the beginning of the period under report***	***As of the end of the period under report***
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital (85)	410	937 940	937 940
Added capital (87)	420	6 941 473	6 939 246
Capital reserves (86)	430	29 375	29 375
reserves formed in accordance with the laws	431	29 375	29 375
reserve funds formed in accordance with the by-laws	432		
Social sphere fund (88)	440		
Target funding and receipts (96)	450		
Retained profit of previous years (88)	460	2 964 896	2 967 066
Uncovered loss of previous years (88)	465		
Retained profit for the year under report (88)	470		330 651
Uncovered loss for the year under report (88)	475		
Total for Section III	490	10 873 684	11 204 278
IV. LONG-TERM LIABILITIES			
Loans and credits (92, 95)	510	434 622	428 760
loans from banks to be repaid in over 12 months after the reporting date	511	17 383	20 606
borrowings to be repaid in over 12 months after the reporting date	512	417 239	408 154
Other long-term liabilities	520	995 797	1 092 907
Total for Section IV	590	430 419	1 521 667
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	579 006	502 974
loans from banks to be repaid within 12 months after the reporting date	611	208 946	109 601
borrowings to be repaid within 12 months after the reporting date	612	370 060	393 373
Accounts payable	620	1 974 042	1 811 992
suppliers and contractors (60, 76)	621	596 417	507 626
notes payable (60)	622		
debts to subsidiary and associate companies (78)	623		7
organization's personnel wage arrears (70)	624	56 065	119 306
indebtedness to state out-of-the-budget funds (69)	625	28 269	57 313
budgetary indebtedness (68)	626	246 652	283 339
advances received (64)	627	363 589	360 894
other creditors	628	683 041	683 507
Indebtedness to participants (founders) on income payment (75)	630	50 557	41 677
Deferred income (83)	640	30333	27 967
Reserves for forthcoming costs (89)	650		
Other short-term liabilities	660		
Total for Section V	690	2 633 938	2 384 610
BALANCE (sum of lines 490 + 590 + 690)	700	**14 938 041**	**15 110 555**

AVAILABILITY STATEMENT OF VALUABLES RECORDED ON OFF-BALANCE ACCOUNTS

Index	*Line code*	*As of the beginning of the period under report*	*As of the end of the period under report*
1	2	3	4
Leased fixed assets (001)	910	628 585	738 226
including those under leasing	911	168 094	247 527
Inventories accepted for custody (002)	920	47 589	19 692
Goods accepted for commission (004)	930	539	242
Insolvent debtors' indebtedness written-off to loss (007)	940	347 181	452 187
Received liability and payment collaterals (008)	950		
Issued liability and payment collaterals (009)	960	492 112	261 340
Wear of housing fund (014)	970	6 865	6 961
Wear of external improvements and other similar facilities (015)	980	2 657	2 746
Strict accounting forms	990	3 415	6 342
Leased out fixed assets	991	18 219	24 602
Economic implements	992	17 587	25 716
Funds for payment for communication services	993	4 099	3 745

PROFIT AND LOSS REPORT

			CODES
		Form No.02 under OKUD	**0710001**
for:	**the 1st quarter of 2003**	Date (year, month, day)	
Organization:	**Open joint-stock company North-West Telecom**	under OKPO	**01166228**
Taxpayer Identification Number	**7808020593**	IIN	7808020593
Areas of activities	**communication**	under OKDP	52300/72200
Organizational & Legal form/Form of Ownership:	**Public Company**	under OKOPF/OKFS	
Unit of measurement:	**thousand roubles**	under OKEI	

by shipment

Index	*Line code*	*For the period under report*	*For the same period of the previous year*
1	2	3	4
I. Income from and expenses for normal activities			
(Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)	010	2 774 319	2 321 685
including those from the sales: of communication services	011	2 693 657	2 256 550
Prime cost of sold goods, products, works and services	020	(2 004 609)	(1 651 728)
Including that of communication services	021	1 964 989	1 613 182
Gross profit	029	769 710	669 957
Commercial expenses	030		
Management expenses	040		
Profit (loss) from sales (lines 010 – 020 – 030 – 040)	050	769 710	669 957
II. Operating income and expenses			
Interest receivable	060	2 047	1 017
Interest payable	070	(40 449)	(20 800)
Income from participation in other organizations	080	124	13
Other operating income	090	6 984	48 024
Other operating expenses	100	(179 952)	(227 935)
III. Non-operating income and expenses			
Non-operating income	120	42 019	62 011
Non-operating expenses	130	(133 116)	(101 550)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)	140	467 367	430 737
Tax on profit, and other similar obligatory fees	150	(136 456)	(132 525)
Profit (loss) from normal activities	160	330 911	298 212
IV. Extraordinary income and expenses			
Extraordinary income	170		3
Extraordinary expenses	180	(260)	(5)
Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180)	190	330 651	298 210

Explanation of certain profit and loss items					
Index	***Line code***	***For the period under report***		***For the same period of the previous year***	
		Profit	***Loss***	***Profit***	***Loss***
1	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received	210	1 130	(1 099)	1 993	(533)
Profit (loss) of previous years	220	5 486	(12 586)	16 403	(7 389)
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations	230	2 146	(1 926)	736	(20)
Exchange rate differences of foreign currency transactions	240	28 493	(31 632)	5 134	(43 296)
Reduction of inventory cost as of the end of the period under report	250				
Writing off accounts receivable and payable with expired limitation period	260	9	(168)	454	(1 069)

For notes